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Filed Pursuant to Rule 424(b)(3)
Registration No. 333-164402

 PROPOSED MERGER — YOUR VOTE IS VERY IMPORTANT

Dear WSI Stockholders,

As we announced on November 11, 2009, Waste Services, Inc., or WSI, entered into a merger agreement, dated as of November 11, 2009, with IESI-BFC Ltd., or IESI-BFC, which provides for IESI-BFC to acquire WSI. If the merger is completed, you will have the right to receive, in exchange for each share of WSI common stock you own immediately prior to the merger:

  •
  0.5833 of an IESI-BFC common share, and

  •
  cash in lieu of any fractional share interests.

IESI-BFC expects to issue a maximum of 29,930,674 common shares in the merger.

Based on the closing price of IESI-BFC common shares on November 10, 2009, the last trading day before public announcement of the merger, the merger consideration represented $7.76 in value for each share of WSI common stock. Based on the closing price of IESI-BFC common shares on June 2, 2010, the last practicable date before the date of this proxy statement/prospectus, the merger consideration represented $12.06 in value for each share of WSI common stock. The exchange ratio of 0.5833 IESI-BFC common shares is fixed and will not be adjusted to reflect changes in the stock price of WSI or IESI-BFC, subject to certain exceptions. The value of the stock consideration WSI stockholders receive will change depending on changes in the market price of IESI-BFC common shares and will not be known at the time you vote on the merger.

IESI-BFC's common shares are listed on the New York Stock Exchange, or NYSE, and the Toronto Stock Exchange, or TSX, under the symbol "BIN" and WSI's common stock is listed on the NASDAQ Global Market under the symbol "WSII". You should obtain current market quotations for both securities.

At a special meeting of WSI stockholders, you will have the opportunity to vote on the adoption of the merger agreement. The special meeting of WSI stockholders will be held on Wednesday, June 30, 2010, at 9:00 a.m., local time. WSI's board of directors recommends that you vote "FOR" the adoption of the merger agreement.

Your vote is very important.    Adoption of the merger agreement requires the affirmative vote of the holders of a majority of the common stock of WSI outstanding on the record date for WSI's special meeting. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed proxy card. If your shares are held in "street name," you must instruct your bank, broker or other nominee in order to vote.

The obligations of IESI-BFC and WSI to complete the merger are subject to several conditions set forth in the merger agreement and summarized in the accompanying proxy statement/prospectus. More information about IESI-BFC, WSI, the meeting and the merger is contained in the accompanying proxy statement/prospectus. You are encouraged to read carefully the accompanying proxy statement/prospectus in its entirety including the section titled "Risk Factors" beginning on page 24.

On behalf of the WSI board of directors, we appreciate your continued support.

Sincerely,

David Sutherland-Yoest
President and Chief Executive Officer of Waste Services, Inc.

Neither the Securities and Exchange Commission, nor any U.S. state or Canadian provincial or territorial securities commission has approved or disapproved of these securities or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this proxy statement/prospectus is June 7, 2010, and it is first being mailed, together with the accompanying proxy card, to WSI stockholders on or about June 7, 2010.

 ADDITIONAL INFORMATION

The accompanying proxy statement/prospectus incorporates important business and financial information about IESI-BFC and WSI from other documents that are not included in or delivered with the proxy statement/prospectus. This information is available to you without charge upon your request. You can obtain these documents by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

IESI-BFC Ltd. 2301 Eagle Parkway Suite 200 Fort Worth, TX 76177 Attn: General Counsel Tel: 1-817-632-4000	Waste Services, Inc. 1122 International Blvd. Suite 601 Burlington, Ontario Canada L7L 6Z8 Attn: Corporate Secretary Tel: 1-905-319-1237

In addition, if you have questions about the merger or the proxy statement/prospectus, would like additional copies of the proxy statement/prospectus or need to obtain proxy cards, you may contact either company at the address and telephone numbers listed above.

In order to receive timely delivery of the documents in advance of the special meeting of stockholders, you must request the information no later than June 24, 2010.

For more information, see "Where You Can Find More Information" beginning on page 303.

WASTE SERVICES, INC.

1122 INTERNATIONAL BLVD., SUITE 601
BURLINGTON, ONTARIO, CANADA L7L 6Z8

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON WEDNESDAY, JUNE 30, 2010

To the Stockholders of Waste Services, Inc.:

        We will hold a special meeting of stockholders at 9:00 a.m., local time, on Wednesday, June 30, 2010 at the Hilton Garden Inn, 985 Syscon Road, Burlington, Ontario, Canada in the Labatt Hall "C" to consider and vote upon the following matters:

1)
A proposal to adopt the Agreement and Plan of Merger, dated as of November 11, 2009, among Waste Services, Inc., IESI-BFC Ltd. and IESI-BFC Merger Sub, Inc., pursuant to which IESI-BFC Merger Sub, Inc. will merge with and into WSI, whereupon the separate corporate existence of IESI-BFC Merger Sub, Inc. will cease and WSI will survive as a subsidiary of IESI-BFC, as more fully described in the attached proxy statement/prospectus. A copy of the Agreement and Plan of Merger is included as Appendix A to the proxy statement/prospectus; and

2)
A proposal to approve the adjournment or postponement of the special meeting, if necessary or appropriate, including to solicit additional proxies.

        The close of business on May 19, 2010 has been fixed as the record date for determining those WSI stockholders entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting. Only WSI stockholders of record at the close of business on that date are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting. In order for Proposal 1 to be approved, a majority of the outstanding shares of WSI common stock must be voted in favor of the proposal. In order for Proposal 2 to be approved, a majority of the shares of WSI common stock voting on the matter must vote in favor of the proposal. If you wish to attend the special meeting and your shares are held in the name of a broker, trust, bank or other nominee, you must bring with you a proxy or letter from the broker, trustee, bank or other nominee to confirm your beneficial ownership. For more information about the matters to be voted upon at the special meeting, please review carefully the attached proxy statement/prospectus including its annexes.

By order of the Board of Directors,

Ivan R. Cairns
Secretary

June 7, 2010

YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN. WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD. PLEASE VOTE AT YOUR FIRST OPPORTUNITY.

WSI'S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE ADOPTION OF THE MERGER AGREEMENT AND "FOR" APPROVAL OF ANY ADJOURNMENT OR POSTPONEMENT OF THE SPECIAL MEETING, IF NECESSARY OR APPROPRIATE, INCLUDING TO PERMIT FURTHER SOLICITATION OF PROXIES.

i

ii

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 QUESTIONS AND ANSWERS ABOUT THE WSI SPECIAL MEETING

        The following are questions that you, as a stockholder of WSI, may have regarding the merger and the other matters being considered at the special meeting of WSI stockholders, and the summary answers to those questions. You are urged to carefully read this proxy statement/prospectus and its annexes in their entirety because the information in this section does not provide all of the information that might be important to you with respect to these questions, the merger and the other matters being considered at the special meeting.

Q:
Why am I receiving this document?

A:
IESI-BFC and WSI have entered into a merger agreement pursuant to which IESI-BFC has agreed to acquire WSI. Under the terms of the merger agreement, IESI-BFC Merger Sub, Inc., or Merger Sub, will merge with and into WSI, with WSI continuing as the surviving corporation and a wholly-owned subsidiary of IESI-BFC. WSI and IESI-BFC are delivering this document to you as both a proxy statement of WSI and a prospectus of IESI-BFC. It is a proxy statement because the WSI board of directors is soliciting proxies from its stockholders to vote on the adoption of the merger agreement at WSI's special meeting of its stockholders. In addition, you are also being asked to vote to approve a proposal to adjourn the special meeting if necessary or appropriate, including to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to adopt the merger agreement. It is a prospectus because IESI-BFC will issue IESI-BFC common shares to the WSI stockholders in the merger.

Q:
What am I being asked to vote on?

A:
As a stockholder of WSI, you are being asked to vote to adopt the merger agreement. In addition, you are also being asked to vote to approve a proposal to adjourn the special meeting if necessary or appropriate, including to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to adopt the merger agreement.

Q:
How does the WSI board of directors recommend that I vote?

A:
WSI's board of directors has determined that the merger is advisable and in the best interest of WSI and its stockholders and recommends that WSI stockholders vote "FOR" the proposal to adopt the merger agreement and "FOR" the proposal to authorize the WSI board of directors, in its discretion, to adjourn the special meeting if necessary to solicit additional proxies. See "Proposal No. 1: The Merger Agreement" beginning on page 84 and "Proposal No. 2: Adjournment of the Special Meeting" beginning on page 98.

Q:
What will I receive if the merger is completed?

A:
Each holder of record of WSI common stock will receive, in exchange for each share of WSI common stock owned by such holder of record immediately prior to the effective time of the merger, 0.5833 shares of IESI-BFC common stock. In lieu of a fraction of a share of IESI-BFC common stock, each holder of record of WSI common stock will receive an amount of cash (rounded to the nearest whole cent), without interest, equal to the product obtained by multiplying such fraction by the weighted average trading price of IESI-BFC common shares on the TSX for the three trading days ending on the trading day immediately prior to the closing date of the merger.

Q:
Can the exchange ratio of IESI-BFC common shares to be issued in the merger for shares of WSI common stock change between now and the time the merger is completed based on changes in the trading price of IESI-BFC common shares or otherwise?

A:
No. The exchange ratio is a fixed ratio, which means that it will not be adjusted if the trading price of IESI-BFC common shares or WSI common stock changes between now and the time the merger is completed. However, the market value of IESI-BFC common shares you will receive in the merger will depend on the price of IESI-BFC common shares at the time the shares are issued. Although the exchange ratio is fixed, in the event of a specified decline in the value of IESI-BFC common shares under specified circumstances, WSI is not obligated to complete the merger unless IESI-BFC increases the consideration to be provided to WSI stockholders by a specified amount. See "Risk Factors" beginning on page 24 and "Proposal No. 1: The Merger Agreement — Conditions to the Merger" beginning on page 93.

Q:
When is the merger currently expected to close?

A:
IESI-BFC and WSI are working to complete the merger as quickly as practicable. IESI-BFC and WSI currently expect the merger to be completed during the second calendar quarter of 2010. However, neither IESI-BFC nor WSI can predict the effective time of the merger because it is subject to conditions beyond each company's control, including approval of the merger by WSI stockholders and necessary regulatory approvals. See "Proposal No. 1: The Merger Agreement — Conditions to the Merger" beginning on page 93.

Q:
What are the material U.S. federal income tax consequences of the merger to holders of WSI common stock?

A:
For U.S. federal income tax purposes, the merger will qualify as a "reorganization" under section 368(a) of the Internal Revenue Code of 1986, as amended, or the Code, WSI and IESI-BFC will each be a "party to the reorganization" within the meaning of section 368 of the Code, and IESI-BFC will be treated as a corporation under section 367(a) of the Code for U.S. federal tax purposes with respect to each transfer of property to it pursuant to the merger. WSI stockholders generally will not recognize income, gain or loss on the exchange of their shares of WSI common stock for IESI-BFC common shares, but may recognize income, gain or loss from the receipt of cash in lieu of any fractional IESI-BFC common shares that they would otherwise receive. For a more complete description of the material U.S. federal income tax consequences of the merger, please see the section entitled "The Merger — Material United States Federal Income Tax Consequences" beginning on page 72.

  You are urged to consult with your own tax advisor for a full understanding of the tax consequences of the merger to you.

Q:
Are there risks associated with the merger that I should consider when deciding how or whether to vote?

A:
Yes. There are a number of risks related to the merger that are discussed in this proxy statement/prospectus. You should read carefully the detailed description of the risks associated with the merger and the operations of IESI-BFC and WSI after the merger that are described in "Risk Factors" beginning on page 24.

Q:
When and where is the WSI special meeting?

A:
The WSI special meeting will take place on Wednesday, June 30, 2010 at 9:00 a.m. local time at the Hilton Garden Inn, 985 Syscon Road, Burlington, Ontario, Canada in the Labatt Hall "C".

Q:
Who can vote at the special meeting?

A:
Holders of WSI common stock as of the close of business on the record date, which is May 19, 2010, are entitled to one vote for every share. Beneficial owners as of the record date should receive instructions from their bank, broker or other nominee describing how to vote their shares.

Q:
What are the quorum requirements?

A:
In order to carry out business at the meeting, there must be a quorum. The holders of a majority of the outstanding shares of WSI common stock entitled to vote at the special meeting, present in person or by proxy, constitutes a quorum. If a quorum is not present at the special meeting, the special meeting may be adjourned until a quorum is present or represented. Abstentions and broker non-votes, if any, are counted as present for the purposes of determining the presence of a quorum.

Q:
What number of votes is required in connection with the merger?

A:
The affirmative vote of the holders of a majority of the outstanding shares of WSI common stock is required to adopt the merger agreement. The required vote of WSI stockholders on the merger is based upon the number of outstanding shares of WSI common stock and not the number of votes cast. Accordingly, abstentions, failure to submit a vote and broker non-votes, if any, all have the same effect as votes "AGAINST" the merger.

  The holders of approximately 35.4% of the outstanding WSI common stock have entered into voting agreements with IESI-BFC in which they have agreed to vote their shares in favor of the merger.

  In order for the proposal to adjourn or postpone the special meeting to be approved, a majority of the shares of WSI common stock voting on the matter must vote in favor of the proposal.

Q:
What do I need to do now?

A:
You can either vote in person by attending the special meeting, or by proxy whether or not you elect to attend the meeting.

  To vote by proxy, after carefully reading and considering the information contained in this proxy statement/prospectus, please complete, sign, date and return the enclosed proxy card to American Stock Transfer & Trust Company, 6201 15th Ave., 3rd Floor, Brooklyn, NY 11219, for receipt by 11:59 p.m. (Eastern time) on Tuesday, June 29, 2010.

  If you hold shares through a bank, broker or other nominee, you should follow the instructions of such bank, broker or other nominee on how to vote your shares.

Q:
What happens if I do not indicate on my voting materials a preference for or against adoption of the merger agreement or for or against the proposal to adjourn or postpone the special meeting when I return my voting materials?

A:
If you submit a proxy without specifying the manner in which you would like your shares to be voted, your shares will be voted "FOR" adoption of the merger agreement and "FOR" the proposal to adjourn or postpone the special meeting.

Q:
How will abstentions be counted?

A:
Abstentions have the same effect as a vote "AGAINST" adoption of the merger agreement.

Q:
What happens if I do not vote at all?

A:
If you do not vote your shares either by proxy or in person, or do not instruct your broker on how to vote your shares, it will have the same effect as a vote "AGAINST" the proposal to adopt the merger agreement and will have no effect on the proposal to adjourn or postpone the special meeting. However, if the proposal to adopt the merger agreement receives the required approval of WSI's stockholders and the merger is completed, your shares will be converted into the right to receive the merger consideration even though you did not vote.

Q:
My shares are held in "street name." Will my shares automatically be voted for me?

A:
No. If your shares are held in a stock brokerage account or by a bank, broker or other nominee, you are considered the "beneficial holder" of the shares held for you in what is known as "street name." If this is the case, this proxy statement/prospectus has been forwarded to you by your brokerage firm, bank or other nominee, or their agent. As the beneficial holder, you have the right to direct your broker, bank or other nominee as to how to vote your shares. If you do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote.

Q:
Can I change my vote or revoke my proxy after I deliver it?

A:
Yes. If you have not voted through your bank, broker or other nominee there are three ways you can change your vote after you have submitted your proxy:

•
First, you may file with us an instrument in writing revoking the proxy. Such proxy and revocation can be mailed to American Stock Transfer & Trust Company, 6201 15th Ave., 3rd Floor, Brooklyn, NY 11219.

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Second, you may mail a later-dated proxy to American Stock Transfer & Trust Company, 6201 15th Ave., 3rd Floor, Brooklyn, NY 11219 at any time prior to the taking of the vote to which such proxy relates.

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Third, you may attend the special meeting and vote in person. Any earlier proxy will thereby be revoked. However, simply attending the meeting without voting will not revoke an earlier proxy you may have given.

  If you hold your shares through a bank or broker, you should contact them directly if you wish to revoke your proxy.

Q:
Should I send in my stock certificates now?

A:
No. After WSI completes the merger, you will receive written instructions for exchanging your WSI stock certificates for IESI-BFC common shares and the cash consideration in lieu of fractions of an IESI-BFC common share. Please do not send in your WSI stock certificates with your proxy card.

Q:
What if I cannot find my stock certificate?

A:
There will be a procedure for you to receive the merger consideration in the merger, even if you have lost one or more of your WSI stock certificates. This procedure, however, may take time to complete. In order to ensure that you will be able to receive the merger consideration promptly after the merger is completed, if you cannot locate your WSI stock certificates after looking for them carefully, you are urged to contact WSI's exchange agent, American Stock Transfer & Trust Company, as soon as possible and follow the procedure they explain to you for replacing your WSI stock certificates. American Stock Transfer & Trust Company can be reached by phone at 1-800-937-5449 (North American Toll Free) or 1-718-921-8124 (From Overseas) or you can write to them at the following address: 6201 15th Avenue, 3rd Floor, Brooklyn, NY 11219.

Q:
Who may attend the special meeting?

A:
WSI stockholders as of the record date may attend the special meeting. Verification of stock ownership will be required at the meeting. If you own your shares in your own name or hold them through a broker (and can provide documentation showing ownership such as a letter from your broker or a recent account statement) at the close of business on the record date, you will be permitted to attend the meeting.

Q:
Can I dissent and require appraisal of my shares?

A:
No. Under Delaware law, WSI's stockholders are not entitled to appraisal rights in connection with this merger. See "The Merger — No Dissenters' Rights of Appraisal" beginning on page 83.

Q:
What should I do if I receive more than one set of voting materials for the WSI special meeting?

A:
You may receive more than one set of voting materials for the WSI special meeting, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares of WSI common stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares of WSI common stock. If you are a holder of record and your shares of WSI common stock are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive.

Q:
Who can help answer my additional questions about the merger or voting procedures?

A:
If you have questions about the merger, you should contact:

  Edwin D. Johnson
  Executive Vice President and Chief Financial Officer
  Waste Services, Inc.
  1122 International Blvd., Suite 601
  Burlington, Ontario
  Canada L7L 6Z8
  (905) 319-1237

 SUMMARY

        This summary highlights selected information from this proxy statement/prospectus. It may not contain all of the information that may be important to you. You should carefully read this entire proxy statement/prospectus, including the appendices, for a more complete understanding of the matters covered by this proxy statement/prospectus. Where applicable, each item in this summary includes a page reference directing you to a more complete description of that item elsewhere in this proxy statement/prospectus. All references in this proxy statement/prospectus to dollars, $, US$ or U.S.$ are to U.S. dollars and all references to C$ are to Canadian dollars. The use of the term "including", or similar terms, in this proxy statement/prospectus is not limiting and has the inclusive meaning represented by the phrase "including without limitation".

The Companies (page 99 and page 208)

  IESI-BFC Ltd.

  Principal Executive Offices

        135 Queens Plate Drive, Suite 300, Toronto, Ontario, Canada M9W 6V1, (416) 741-5221

        IESI-BFC, through its subsidiaries, is one of North America's largest full-service waste management companies, providing non-hazardous solid waste collection and landfill disposal services to commercial, industrial, municipal and residential customers in ten states and the District of the Columbia in the U.S., and five Canadian provinces. Its two brands, IESI and BFI Canada, are leaders in their respective markets and serve over 1.8 million customers with vertically integrated collection and disposal assets.

        Additional information about IESI-BFC can be found elsewhere in this proxy statement/prospectus or on its website at www.iesi-bfc.com. The information provided on IESI-BFC's website is not part of this proxy statement/prospectus and is not incorporated herein by reference.

  IESI-BFC Merger Sub, Inc.

  Principal Executive Offices

        c/o IESI Corporation, 2301 Eagle Parkway, Suite 200, Fort Worth, Texas 76177, (817) 632-4000

        Merger Sub is a Delaware corporation and a direct wholly-owned subsidiary of IESI-BFC. Merger Sub was organized solely for the purpose of effecting the merger with WSI described in this proxy statement/prospectus. It has not carried on any activities other than in connection with the merger agreement.

  Waste Services, Inc.

  Principal Executive Offices

        1122 International Blvd., Suite 601, Burlington, Ontario, Canada L7L 6Z8, (905) 319-1237

        WSI is a multi-regional, integrated solid waste services company that provides collection, transfer, disposal and recycling services in the U.S. and Canada. WSI is the second largest vertically integrated disposal company in the State of Florida, where it has 10 collection operations, nine transfer stations, seven recycling facilities and three landfills.

        Additional information about WSI can be found elsewhere in this proxy statement/prospectus or on its website at www.wasteservicesinc.com. The information provided on WSI's website is not part of this proxy statement/prospectus and is not incorporated herein by reference.

The Merger (page 53)

        On November 11, 2009, WSI, IESI-BFC and Merger Sub executed the merger agreement. The agreement provides for Merger Sub to merge with and into WSI, with WSI surviving the merger as a wholly-owned subsidiary of IESI-BFC. WSI and IESI-BFC currently expect to complete the merger in the second calendar quarter of 2010, subject to, among other things, receipt of required WSI stockholder approval and regulatory approvals.

Merger Consideration (page 84)

        If the merger is completed, you will be entitled to receive, in exchange for each share of WSI common stock you own immediately prior to the merger, 0.5833 IESI-BFC common shares.

        If the number of common shares of IESI-BFC changes before the merger is completed because of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other like changes in IESI-BFC's capitalization, the exchange ratio will be appropriately adjusted to provide you the same economic effect as contemplated by the merger agreement prior to the relevant event.

        You will not receive any fractional IESI-BFC common shares. Instead, IESI-BFC will pay you cash for any fractional IESI-BFC common shares you would have otherwise received.

        For example, if you own 1,000 shares of WSI common stock, when the merger is completed, you will receive:

  •
  583 IESI-BFC common shares; and

  •
  for the fractional IESI-BFC common share you would otherwise be entitled to receive, cash in U.S. dollars (rounded to the nearest whole cent) equal to 0.3 (the remaining fractional interest in an IESI-BFC common share) multiplied by the weighted average trading price for IESI-BFC common shares on the TSX for the three trading days immediately preceding the date of completion of the merger, which price will be converted from Canadian dollars into U.S. dollars.

        The exchange ratio relating to the IESI-BFC common shares you will receive is a fixed ratio, which means it will not be adjusted based on any changes in the trading price of IESI-BFC common shares or WSI common stock between now and the time the merger is completed. Therefore, the market value of the IESI-BFC common shares you will receive in the merger will depend on the price of the IESI-BFC common shares at the time the merger is completed and will not be known at the time WSI stockholders vote on the merger. For information on recent market prices of IESI-BFC common shares and WSI common stock, see "Comparative Per Share Market Price and Dividend Information" beginning on page 16. See also "Risk Factors" beginning on page 24.

        WSI is not required to complete the merger in the event of a specified decline in the trading price of IESI-BFC common shares when compared to three other publicly held companies in the waste service business, unless IESI-BFC increases the consideration payable to WSI stockholders in the merger. If IESI-BFC would decide not to increase the merger consideration, WSI would not be required to complete the merger and no damages or termination fee would be payable by either party.

        Specifically, if:

  •
  the price of IESI-BFC common shares calculated over the ten trading days prior to the planned closing of the merger has declined by more than 20% from C$13.96 (the closing price of IESI-BFC common shares on the TSX on November 10, 2009, which was the last trading day before public announcement of the merger); and

  •
  the percentage amount of such decline exceeds by more than 20% the percentage decline, if any, in the volume-weighted average trading prices of a sector basket (consisting of the common shares of Waste Management, Inc., Republic Services, Inc. and Waste Connections, Inc) during the same time period, then WSI is not required to complete the merger unless IESI-BFC chooses to increase the merger consideration payable to WSI stockholders by way of an increase in the exchange ratio in an amount equal to the percentage decline in the price of IESI-BFC common shares that is in excess of 20%.

        For example, if the price of IESI-BFC common shares over the ten trading days prior to the planned closing of the merger dropped below C$11.17 and such percentage decline from its closing price on November 10, 2009 (C$13.96) was more than 20% greater than the percentage decline (if any) of the relevant sector basket over the same period, then WSI would not be required to complete the merger unless IESI-BFC chose to increase the merger consideration by way of an increase in the exchange ratio by an amount equal to the percentage decline by which IESI-BFC common shares dropped below C$11.17.

        Under the terms of the merger agreement, IESI-BFC had the right to pay such increased merger consideration in stock, cash or a combination of both. On January 8, 2010, IESI-BFC irrevocably waived its right to pay such increased merger consideration in cash while retaining its right to provide such increased merger consideration, to the extent applicable, in stock.

        You will need to surrender your WSI common stock certificates to receive the merger consideration in exchange for your WSI common stock unless you have lost your certificates. Please do not surrender your certificates until you receive written instructions from IESI-BFC after the merger is completed.

Treatment of WSI Stock Options (page 85)

        Immediately prior to the effective time of the merger, each option to purchase shares of WSI common stock that is outstanding, whether or not then vested or exercisable, will become fully vested and exercisable. Upon completion of the merger, each option to purchase shares of WSI common stock outstanding under any of WSI's stock incentive plans will be assumed by IESI-BFC and will automatically convert into an option to purchase IESI-BFC common shares, on the same terms and conditions as were applicable to the WSI stock options prior to the merger, equal to the product of (a) the number of shares of WSI common stock subject to the WSI stock option and (b) 0.5833, rounded up to the nearest whole IESI-BFC common share, at an exercise price per share equal to the quotient obtained by dividing (x) the exercise price per share of the WSI stock option, by (y) 0.5833, rounded up to the nearest one-hundredth of one cent.

Treatment of WSI Restricted Stock Units (page 85)

        Each outstanding restricted stock unit, or RSU, granted by WSI under its stock incentive plans will become fully vested immediately prior to the merger, and the holder of such vested RSU will be issued shares of WSI common stock. Those shares of WSI common stock will be treated at the effective time of the merger in the same way as all other shares of WSI common stock.

Treatment of WSI Warrants (page 85)

        In general, at the effective time of the merger, each warrant to purchase shares of WSI common stock that is outstanding and unexercised immediately prior to the merger will be assumed by IESI-BFC, subject to the same terms and conditions as were applicable to the WSI warrants prior to the merger, and automatically converted into a warrant to purchase a number of IESI-BFC common shares equal to the product obtained by multiplying (a) the number of shares of WSI common stock subject to the WSI warrant and (b) 0.5833, rounded up to the nearest whole IESI-BFC common share, at an exercise price per share equal to the quotient obtained by dividing (i) the per share exercise price of WSI common stock subject to the WSI warrant by (ii) 0.5833, rounded up to the nearest one-hundredth of one cent.

Comparative Market Prices and Share Information (page 16)

        The table below sets forth the closing sale prices of IESI-BFC common shares as reported on the NYSE and of WSI common stock on the NASDAQ Global Market on November 10, 2009, the last trading day before the public announcement of the merger, and June 2, 2010, the last practicable trading day before the date of this proxy statement/prospectus. The table also sets forth the pro forma sale price equivalent of WSI common stock on each of these dates, as determined by multiplying the applicable closing sale price of IESI-BFC common shares on the NYSE on each of those dates by the exchange ratio of 0.5833. You are urged to obtain current market quotations for both IESI-BFC common shares and WSI common stock.

	IESI-BFC Common Shares	WSI Common Stock	WSI Common Stock Pro Forma Sale Price Equivalent
November 10, 2009	U.S.$13.31	U.S.$ 7.24	U.S.$ 7.76
June 2, 2010	U.S.$20.68	U.S.$11.73	U.S.$12.06

Opinion of CIBC (page 57)

        CIBC World Markets Inc., which we refer to as CIBC, rendered its opinion on December 10, 2009 to the board of directors of WSI, that as of the date of the opinion, and based upon and subject to the assumptions, qualifications and limitations set forth in the opinion, the exchange ratio provided for in the merger agreement was fair from a financial point of view to the holders of shares of WSI common stock. The full text of the written opinion of CIBC, which sets forth the assumptions made, procedures followed, matters considered and limitations of the review undertaken in connection with the opinion, is included as Appendix E to this proxy statement/prospectus. CIBC's opinion is not a recommendation as to how any holder of WSI common stock should vote with respect to the merger.

Material United States Federal Income Tax Consequences (page 72)

        For U.S. federal income tax purposes, the merger will qualify as a "reorganization" under section 368(a) of the Code, WSI and IESI-BFC will each be a "party to the reorganization" within the meaning of section 368 of the Code, and IESI-BFC will be treated as a corporation under section 367(a) of the Code for U.S. federal tax purposes with respect to each transfer of property to it pursuant to the merger. As a result, WSI stockholders generally will not recognize income, gain or loss on the exchange of their shares of WSI common stock for IESI-BFC common shares, but may recognize income, gain or loss from the receipt of cash in lieu of any fractional IESI-BFC common shares that they would otherwise receive. You should consult your tax advisor for a full understanding of the particular tax consequences of the merger.

Material Canadian Federal Income Tax Considerations (page 77)

        The merger will not qualify as a "foreign merger" and no other "rollover" is available under the Income Tax Act (Canada). As a result, WSI stockholders who are resident in Canada and who hold the shares as capital property and who exchange their WSI common stock for IESI-BFC common shares on the merger will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of the WSI common stock, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the WSI common stock to the WSI stockholder. The cost to the WSI stockholder of IESI-BFC common shares acquired on the merger should be equal to the fair market value of such IESI-BFC common shares so acquired. The cost of such IESI-BFC common shares generally will be averaged with the adjusted cost base of all other IESI-BFC common shares held at that time by the WSI stockholder as capital property for purposes of determining the adjusted cost base of each IESI-BFC common share. You should consult your tax advisor for a full understanding of the particular tax consequences of the merger.

Accounting Treatment (page 79)

        IESI-BFC intends to account for the merger as an acquisition of WSI for financial accounting purposes. Accordingly, the aggregate fair value of the consideration paid by IESI-BFC in connection with the merger will be allocated to WSI's net assets based on their fair values as of the completion of the merger, and the results of operations of WSI will be included in IESI-BFC's consolidated results of operations only for periods subsequent to the completion of the merger.

No Dissenters' Rights of Appraisal (page 83)

        Under Delaware law, WSI's stockholders are not entitled to appraisal rights in connection with this merger.

WSI's Board of Directors Recommends that You Vote "FOR" the Adoption of the Merger Agreement (pages 55 and 92)

        WSI's board of directors has determined that the merger is advisable and in the best interest of WSI and its stockholders and has approved the merger agreement and the transactions contemplated by the merger agreement. For the factors considered by the WSI board of directors in reaching its decision to approve the merger agreement, see the section entitled "The Merger — WSI's Reasons for the Merger" beginning on page 55. WSI's board of directors recommends that WSI stockholders vote "FOR" the adoption of the merger agreement and "FOR" the proposal to adjourn or postpone the special meeting.

Reasons of WSI and IESI-BFC for the Merger (pages 55 and 65)

        In reaching its conclusion to recommend the merger to WSI stockholders, the WSI board of directors carefully considered a number of strategic and financial benefits of a proposed merger with IESI-BFC. Among other factors considered, the WSI board of directors focused on its belief that the merger is likely to:

  •
  better maximize WSI stockholder value than available alternatives;

  •
  create synergy benefits which could result in a combined company that will operate more effectively than WSI as a stand-alone company: and

  •
  allow the combined company to participate in further industry consolidation and other strategic opportunities.

        IESI-BFC is executing the transaction pursuant to its strategy of growth through acquisition. Specifically, management of IESI-BFC believes that the merger will provide the opportunity to diversify its business across U.S. and Canadian markets, customer segments and service lines. In approving the transaction, the IESI-BFC board of directors carefully considered, among other factors:

  •
  the likelihood of the enhancement of the strategic position of the combined company, which unites IESI-BFC's and WSI's complementary businesses and creates a broader company with enhanced operational and financial flexibility and increased opportunities for earnings per share and cash flow growth;

  •
  the business, assets, liabilities, results of operations, financial performance, strategic direction and prospects of WSI and WSI's history of growth; and

  •
  current industry, economic and market conditions, including the pace of change and opportunities for growth in the non-hazardous solid waste industry.

        For a more complete discussion of the reasons why WSI and IESI-BFC agreed to enter into the merger agreement, see "The Merger — WSI's Reasons for the Merger; Recommendation of the Merger by the WSI Board of Directors" beginning on page 55 and "The Merger — IESI-BFC's Reasons for the Merger" beginning on page 65.

Interests of WSI Directors and Officers in the Merger (page 69)

        Certain of WSI's directors and executive officers have financial and other interests in the merger, pursuant to employment agreements and various compensation and incentive plans, that are different from, or in addition to, those of other WSI stockholders generally. Those interests include stock options and restricted stock units that will vest in full as a result of the merger, the payment of post-termination benefits to executive officers pursuant to their employment contracts and related excise tax gross-ups due to executive officers. For a more detailed discussion, see "The Merger — Interests of WSI Directors and Officers in the Merger" beginning on page 69.

        The following table summarizes the total value of payments that may be received by WSI's directors (David Sutherland-Yoest, although a director, is treated as an executive officer for purposes of the table below) and by its executive officers under their employment agreements assuming the merger is consummated and they no longer serve in such positions as a result of the merger. The total value of payments is compiled from the tables summarizing the total resulting value of equity awards and the estimated post-termination cash benefits and continued health benefits on pages 70 and 71 of this proxy statement/prospectus.

Directors	$461,357
Executive Officers	$16,193,091
Total	$16,654,448

        For purposes of compiling the above table, the amounts described have been based on an assumed merger completion date of March 31, 2010. However, WSI and IESI-BFC currently expect to complete the merger in the second calendar quarter of 2010.

Directors and Officers Following the Merger (page 85)

        The individuals to serve as directors or officers of WSI immediately following the merger will be determined by WSI and IESI-BFC prior to the effective time of the merger. Upon consummation of the merger, IESI-BFC will appoint two individuals nominated by WSI and determined to be legally qualified and otherwise suitable by the board of directors of IESI-BFC, acting reasonably, to serve in such capacity, to the board of directors of IESI-BFC. IESI-BFC will issue a press release upon completion of the merger that includes the names and biographical information about the WSI nominees to serve as IESI-BFC directors.

Your Rights as a Holder of IESI-BFC Common Shares Will Be Different from Your Rights as a Holder of WSI Common Stock (page 278)

        WSI stockholders receiving IESI-BFC common shares in the merger will have different rights once they become IESI-BFC shareholders due to differences between the governing corporate statutes and documents of IESI-BFC and WSI. These differences are described in detail under "Comparison of Stockholder Rights" beginning on page 283.

Stock Exchange Listings (page 81)

        It is anticipated that the IESI-BFC common shares issued in the merger will be listed on the TSX and the NYSE. The WSI common stock will be delisted from the NASDAQ Global Market promptly following consummation of the merger.

Ownership of IESI-BFC After the Merger

        Immediately following the completion of the merger, IESI-BFC expects to have approximately 120.9 million common shares outstanding (based on the number of outstanding shares of WSI common stock and stock awards as of March 1, 2010 and based on the assumption that no options to purchase IESI-BFC common shares or WSI common stock are exercised prior to completion of the merger). The foregoing amount of outstanding common shares does not consider the dilutive effect, upon completion of the merger, of (i) IESI-BFC assuming each warrant to purchase shares of WSI common stock that is outstanding and unexercised immediately prior to the merger and (ii) each option to purchase shares of WSI common stock outstanding under WSI's stock incentive plans being fully vested and automatically converted into an option to purchase IESI-BFC common shares. IESI-BFC shareholders and WSI stockholders are expected to hold approximately 77% and 23%, respectively, of the combined company's common shares outstanding immediately after the merger based on these assumptions.

Dividend Policies

IESI-BFC

        IESI-BFC's board of directors currently has in place a dividend policy pursuant to which it authorizes the declaration and payment of a dividend to IESI-BFC's shareholders on a quarterly basis. Currently, that dividend is C$0.125 per common share and is paid quarterly. However, the amount of any dividends payable by IESI-BFC is at the discretion of its board of directors, taking into consideration IESI-BFC's free cash flow, financial requirements for its operations, the terms of its existing indebtedness, the satisfaction of solvency tests imposed by the Business Corporations Act (Ontario), or OBCA, for the declaration and payment of dividends, and other conditions that may exist from time to time.

WSI

        WSI has not paid cash dividends on its shares of common stock to date and does not intend to declare or pay any cash dividends on its shares of common stock in the immediate future.

Treatment of Existing WSI Indebtedness (page 278)

        In connection with the merger, IESI-BFC intends to amend and restate its existing U.S. and Canadian credit facilities to increase their respective capacities. IESI-BFC intends to access these U.S. and Canadian credit facilities to repay WSI's senior credit facilities in full and to redeem WSI's 9 1/2% senior subordinated notes in their entirety.

The Special Meeting of WSI Stockholders (page 50)

        The WSI special meeting will be held at 9:00 a.m. local time, on Wednesday, June 30, 2010 at the Hilton Garden Inn, 985 Syscon Road, Burlington, Ontario, Canada in the Labatt Hall "C". At the WSI special meeting, WSI stockholders will be asked:

  •
  to adopt the merger agreement; and

  •
  to approve the adjournment or postponement of the special meeting, if necessary or appropriate, including to solicit additional proxies.

        Record Date.    WSI stockholders may cast one vote at the special meeting for each share of WSI common stock that was owned at the close of business on May 19, 2010. At that date, there were 47,395,147 shares of WSI common stock entitled to be voted at the special meeting.

        As of the record date, directors and executive officers of WSI and their affiliates had the right to vote 4,101,223 shares of WSI common stock, or approximately 8.7% of the outstanding shares of WSI common stock entitled to be voted at the special meeting (excluding shares held by Westbury (Bermuda) Ltd., Kelso Investment Associates VI L.P. and KEP VI, LLC), and directors and executive officers of IESI-BFC and their affiliates had the right to vote 5,100 shares of WSI common stock at the special meeting.

        Required Vote.    In order for the merger agreement to be adopted by WSI stockholders, a majority of the outstanding shares of WSI common stock must be voted in favor of the proposal. In order for the proposal to adjourn or postpone the special meeting to be approved, a majority of the shares of WSI common stock voting on the matter must vote in favor of the proposal.

Voting Agreements (page 97)

        At the time the merger agreement was executed, certain holders of WSI common stock entered into voting agreements with IESI-BFC whereby such stockholders agreed to vote the shares of WSI common stock owned by them in favor of the adoption of the merger agreement. As of the record date, these stockholders were the beneficial owners with respect to 16,778,215 shares of WSI common stock in the aggregate. As of the record date, these stockholders are entitled to vote approximately 35.4% of the outstanding voting stock of WSI.

        The voting agreements will terminate on the earlier to occur of (i) termination of the merger agreement in accordance with its terms, (ii) the written agreement of the parties to terminate the voting agreements, or (iii) at the option of any such stockholder upon the execution of any amendment, modification, change or waiver with respect to the merger agreement that results in a decrease in the merger consideration.

        The voting agreements are described in more detail beginning on page 97 and are included as Appendix B, Appendix C and Appendix D to this proxy statement/prospectus. We urge you to read the voting agreements in their entirety.

IESI-BFC Shareholder Approval

        IESI-BFC shareholders are not required to approve the merger agreement or the issuance as merger consideration of additional IESI-BFC common shares.

The Merger Agreement (page 84)

        The merger agreement is described beginning on page 84 and is included as Appendix A to this proxy statement/prospectus. We urge you to read the merger agreement in its entirety because it is the legal document governing the merger. The following is a summary of selected provisions of the merger agreement.

Representations, Warranties and Covenants

        The merger agreement contains customary representations and warranties made by IESI-BFC and WSI. Under the merger agreement, each of IESI-BFC and WSI has agreed to use commercially reasonable efforts to preserve intact its respective business organization and business relationships and to retain its current officers, employees and consultants. Each of IESI-BFC and WSI has also agreed to use commercially reasonable efforts to take all actions necessary, proper or advisable to consummate the merger and the transactions contemplated by the merger agreement in a timely manner, including (1) seeking all consents, approvals or waivers from third parties in connection with the merger, (2) defending any lawsuits challenging the merger agreement, (3) carrying out the terms of the merger, and (4) executing and delivering any additional instruments necessary to consummate the merger.

Completion of the Merger is Subject to Conditions (page 93)

        The respective obligations of each of IESI-BFC and WSI to complete the merger are conditioned upon the satisfaction or waiver of the following conditions:

  •
  approval or expiration of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, or the HSR Act, and the Competition Act (Canada);

  •
  all other material regulatory approvals shall have been obtained;

  •
  absence of laws or orders of governmental authorities or litigation prohibiting or seeking to prohibit the closing;

  •
  the registration statement filed with the United States Securities and Exchange Commission, or SEC, registering IESI-BFC common shares to be issued in connection with the merger, has become effective and the SEC has not issued a stop order;

  •
  conditional approval of the IESI-BFC common shares to be issued in the merger for listing on the TSX and the NYSE;

  •
  adoption of the merger agreement by WSI stockholders; and

  •
  receipt by WSI and IESI-BFC from their respective counsel of customary opinions that the merger will qualify as a reorganization within the meaning of section 368(a) of the Code and that WSI and IESI-BFC will each be a "party to the reorganization" within the meaning of section 368 of the Code.

        IESI-BFC's obligation to complete the merger is subject to the satisfaction or waiver of the following conditions:

  •
  subject to certain exceptions and qualifications, the accuracy of the representations and warranties of WSI;

  •
  performance in all material respects by WSI of its obligations under the merger agreement;

  •
  absence of a material adverse effect with respect to WSI;

  •
  receipt of regulatory approvals on specified terms and required consents;

  •
  receipt of a fairness opinion (on December 10, 2009, IESI-BFC received a fairness opinion satisfying this condition); and

  •
  that WSI meets certain thresholds with respect to its net indebtedness and working capital.

        WSI's obligation to complete the merger is subject to the satisfaction or waiver of the following conditions:

  •
  subject to certain exceptions and qualifications, the accuracy of the representations and warranties of IESI-BFC;

  •
  performance in all material respects by IESI-BFC of its obligations under the merger agreement;

  •
  absence of a material adverse effect with respect to IESI-BFC;

  •
  receipt of a fairness opinion (on December 10, 2009, WSI received a fairness opinion satisfying this condition); and

  •
  that IESI-BFC has increased by a specified amount the merger consideration to be provided to the WSI stockholders in the event that (i) the price of IESI-BFC common shares calculated over the ten trading days prior to the planned closing of the merger has declined by more than 20% from the closing price of IESI-BFC common shares on the TSX on November 10, 2009, and (ii) the percentage amount of such decline in the price of the IESI-BFC common shares exceeds by more than 20% the percentage decline, if any, of the volume-weighted average trading price of a basket of common shares of Waste Management, Inc., Republic Services, Inc. and Waste Connections, Inc during the same time period.

        On December 10, 2009, IESI-BFC and WSI announced that each company had completed its respective due diligence review to its satisfaction (thereby satisfying the mutual due diligence condition in the merger agreement) and that the board of directors of each company had received a fairness opinion from its respective financial advisor with respect to the merger.

        On January 8, 2010, IESI-BFC irrevocably waived its right to provide additional consideration in the form of cash in the event of a specified decline in the price of its common shares as described above. Any additional consideration would be provided, if at all, in stock only.

        On January 19, 2010, the 30 day waiting period under the HSR Act expired without a request for additional documentation or information. On February 8, 2010, IESI-BFC and WSI received separate supplemental information requests from the Canadian Commissioner of Competition. IESI-BFC provided the Commissioner with the requested information on April 13, 2010. WSI provided the Commissioner with the requested information on April 14, 2010. As of the date of this proxy statement/prospectus, discussions among IESI-BFC, WSI and the Commissioner are continuing. However, IESI-BFC and WSI expect to divest of certain assets in different markets that, in the aggregate, would represent no more than approximately $20 million of annualized revenue for the combined company. The parties have not yet concluded an agreement with the Commissioner. As of the date of this proxy statement/prospectus, these assets have not yet been definitively identified and both the specific assets to be disposed of and the extent of their financial impact (with regard to both revenues and expenses) on the combined company could differ from these expectations.

        On May 17, 2010, IESI-BFC irrevocably waived the obligation of WSI to convene a special meeting of WSI stockholders on or before June 15, 2010.

        Under certain circumstances, WSI's board of directors could decide to waive certain of the above conditions in the exercise of its fiduciary duties. WSI is not aware of any circumstances currently existing under which it is likely that WSI would waive any of the above conditions. Furthermore, WSI does not intend to hold another vote of WSI stockholders if WSI decides to waive any of the above conditions to closing. However, any decision with regard to a potential waiver or resolicitation of the WSI stockholder vote would only be made by WSI's board of directors at the appropriate time and on the basis of the circumstances then existing and applicable law.

The Merger Agreement May Be Terminated Under Some Circumstances (page 95)

        IESI-BFC and WSI may mutually agree in writing to terminate the merger agreement before completion of the merger at any time. In addition, either IESI-BFC or WSI may terminate the merger agreement in any of the following circumstances:

  •
  if a condition becomes incapable of being satisfied, other than as a result of a breach of the merger agreement by the party seeking to terminate the merger agreement;

  •
  if the closing does not occur on or before June 30, 2010, provided that a breach of the agreement by the party seeking to terminate the merger agreement has not caused the failure to consummate the merger on or before such date; or

  •
  if WSI stockholders fail to adopt the merger agreement.

        IESI-BFC may also terminate the merger agreement under the following circumstances:

  •
  if the board of directors of WSI (i) withdraws or modifies in a manner adverse to IESI-BFC its approval or recommendation of the merger agreement, (ii) approves, recommends or enters into an alternative business combination transaction or (iii) fails to publicly reaffirm its recommendation of the merger agreement following receipt of an acquisition proposal; or

  •
  if the special meeting of WSI stockholders is not held on or before June 15, 2010 (on May 17, 2010, IESI-BFC waived its right to terminate the merger agreement if the special meeting of WSI stockholders was not held on or before June 15, 2010).

        WSI may also terminate the merger agreement if, prior to the WSI stockholders adopting the merger agreement, the board of directors of WSI approves a superior proposal and, promptly following such termination, enters into a definitive agreement in connection with such superior proposal, provided that WSI shall have complied with certain of its obligations under the merger agreement.

WSI or IESI-BFC May Be Required to Pay a Termination Fee Under Some Circumstances (page 95)

        If the merger agreement is terminated under certain circumstances, including circumstances involving the acceptance of a superior acquisition proposal by WSI or a change in recommendation by WSI's board of directors or an intentional breach by WSI, WSI will be required to pay IESI-BFC a termination fee of $11 million, plus all out-of-pocket costs up to a maximum of $3.5 million for professional and advisory services and other expenses reasonably incurred by IESI-BFC in connection with the merger. Upon termination of the merger agreement by WSI resulting from IESI-BFC's intentional breach of the merger agreement, IESI-BFC will be required to pay to WSI the amount of $11 million plus an amount equal to all out-of-pocket costs up to $3.5 million for professional and advisory services and other expenses reasonably incurred by WSI in connection with the merger. IESI-BFC or WSI may be required to pay the expense reimbursement amount of up to $3.5 million in certain other specified circumstances.

Regulatory Approvals Required for the Merger (pages 80 and 90)

        Subject to the terms and conditions of the merger agreement, IESI-BFC and WSI have agreed to use their best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. These approvals include approval under, or the filing of notices pursuant to, the HSR Act, and the Competition Act (Canada). IESI-BFC is not required to (and WSI may not without the prior written consent of IESI-BFC) take any action or agree to take any action that would require either IESI-BFC or WSI to (i) sell, divest or otherwise dispose of any assets, licenses or business that individually or in the aggregate would reasonably be expected to constitute a material divestiture (as defined in the merger agreement), or (ii) take any action or agree to any limitation or condition that would reasonably be expected to have, individually or in the aggregate, an adverse effect in any material respect on its business, assets, properties or condition (financial or otherwise) taken as a whole.

        IESI-BFC and WSI filed the required HSR Act notification and report forms on December 18, 2009 and filed the pre-merger Competition Act (Canada) filings, effective January 7, 2010.

        On January 19, 2010, the 30 day waiting period under the HSR Act expired without a request for additional documentation or information. On February 8, 2010, IESI-BFC and WSI received separate supplemental information requests from the Canadian Commissioner of Competition. IESI-BFC provided the Commissioner with the requested information on April 13, 2010. WSI provided the Commissioner with the requested information on April 14, 2010. As of the date of this proxy statement/prospectus, discussions among IESI-BFC, WSI and the Commissioner are continuing. However, IESI-BFC and WSI expect to divest of certain assets in different markets that, in the aggregate, would represent no more than approximately $20 million of annualized revenue for the combined company. The parties have not yet concluded an agreement with the Commissioner. As of the date of this proxy statement/prospectus, these assets have not yet been definitively identified and both the specific assets to be disposed of and the extent of their financial impact (with regard to both revenues and expenses) on the combined company could differ from these expectations.

        There can be no assurance that the regulatory approvals will be obtained, that such approvals will be received on a timely basis, or that such approvals will not impose conditions or requirements that would be reasonably likely to have a material adverse effect on WSI or IESI-BFC. If any such condition or requirement is imposed, IESI-BFC may, in certain circumstances, elect not to consummate the merger. In the event that regulatory authorities require remedies, restrictions or limitations that are not on terms consistent with the aforementioned limitations, the parties will negotiate in good faith to amend the merger agreement, as the parties may deem advisable, with a view to seeking to consummate the merger.

 COMPARATIVE PER SHARE DATA

        The following table sets forth selected historical per share information for IESI-BFC and WSI, selected historical (including pro forma adjustments) per share information of WSI, pro forma combined per share information after giving effect to the merger between IESI-BFC and WSI, assuming that 0.5833 IESI-BFC common shares had been issued in exchange for each outstanding share of WSI common stock, and WSI equivalent amounts.

        You should read this information in conjunction with, and the information is qualified in its entirety by, the consolidated financial statements and the related notes of each of WSI and IESI-BFC, which are included as part of this proxy statement/prospectus, beginning on pages F-1 and F-92, respectively.

        The pro forma amounts in the table below are unaudited and are presented for informational purposes only. You should not rely on the pro forma combined or WSI equivalent amounts as being necessarily indicative of the results of operations that would have been reported by the combined company had the transaction been in effect during 2009, or for the three months ending in 2010, or that may be reported in the future. The pro forma information, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the benefits of expected cost savings, opportunities to earn additional revenue, the impact of merger-related costs, or other factors that may result as a consequence of the merger and, accordingly, does not attempt to predict or suggest future results. See "Selected Unaudited Pro Forma Condensed Combined Financial Information" beginning on page 22 for a more complete discussion.

        Information presented in the table below reflects the following:

  •
  Pro forma basic and diluted earnings per share are based on the combined results of IESI-BFC and WSI prepared in accordance with accounting principles generally accepted in the U.S. or U.S. GAAP, and stated in U.S. dollars.

  •
  The pro forma combined amounts are presented as if the transaction had been effective for the periods presented based on the acquisition method of accounting.

  •
  The WSI equivalent amounts are calculated by multiplying the corresponding pro forma combined amounts by the exchange ratio, representing 0.5833 IESI-BFC common shares for each outstanding share of WSI common stock.

	Three Months Ended March 31, 2010	Year Ended December 31, 2009
	(In U.S. GAAP and U.S. dollars unless otherwise stated)	(In U.S. GAAP and U.S. dollars unless otherwise stated)
Basic Earnings Per Share
IESI-BFC historical	$0.18	$0.64
WSI historical	$0.12	$0.30
WSI historical (including WSI pro forma adjustments)(1)	NA	$(0.05)
Pro forma combined	$0.16	$0.37
WSI equivalent	$0.09	$0.22
Diluted Earnings Per Share
IESI-BFC historical	$0.18	$0.63
WSI historical	$0.12	$0.30
WSI historical (including WSI pro forma adjustments)(1)	NA	$(0.05)
Pro forma combined	$0.16	$0.37
WSI equivalent	$0.09	$0.22
Dividends Per Share
IESI-BFC historical (stated in Canadian dollars)	$0.125	$1.00
WSI historical	$—	$—
Pro forma combined (stated in Canadian dollars)	$0.125	$1.00
WSI equivalent (stated in Canadian dollars)	$0.07	$0.58
Book Value Per Share(2) at End of Period or Year
IESI-BFC historical	$9.69	$9.57
WSI historical	$7.92	$7.77
Pro forma combined	$12.39	$—
WSI equivalent	$7.23	$—

Notes:

(1)
Based on WSI pro forma information for the year ended December 31, 2009 reflecting significant acquisitions, which can be found in the unaudited pro forma condensed consolidated financial information and accompanying discussion and notes beginning on page 299.

(2)
Amount is calculated by dividing shareholders' equity by common shares outstanding.

 COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

        The table below sets forth the high and low sale prices for each of the six most recent full calendar months for WSI common stock as reported on the NASDAQ Global Market and IESI-BFC common shares as reported on the NYSE Composite Tape and the TSX. The NASDAQ Global Market and the NYSE sale prices of WSI common stock and IESI-BFC common shares, respectively, are presented in U.S. dollars and the TSX sale prices of IESI-BFC common shares are presented in Canadian dollars.

	The NASDAQ Global Market (U.S.$) WSI Common Stock		The New York Stock Exchange (U.S.$) IESI-BFC Common Shares		The Toronto Stock Exchange (C$) IESI-BFC Common Shares
	High	Low	High	Low	High	Low
November 2009	8.12	6.54	14.36	12.70	15.17	13.27
December 2009	9.31	7.96	16.25	14.09	17.05	14.76
January 2010	10.06	8.81	17.74	15.82	18.06	16.75
February 2010	10.19	9.01	17.52	15.82	18.68	16.88
March 2010	10.48	9.84	18.06	16.98	18.69	17.40
April 2010	11.62	9.89	20.21	17.30	20.33	17.44

        The table below sets forth the closing sale prices of WSI common stock as reported on the NASDAQ Global Market and IESI-BFC common shares as reported on the NYSE Composite Tape on November 10, 2009, the last trading day before the public announcement of the merger, and June 2, 2010, the last practicable trading day before the date of this proxy statement/prospectus. The table below also sets forth the pro forma sale price equivalent of WSI common stock on each of these dates, as determined by multiplying the applicable closing sale price of IESI-BFC common shares on the NYSE by the exchange ratio of 0.5833. We urge you to obtain current market quotations for both IESI-BFC common shares and WSI common stock.

	IESI-BFC Common Shares (U.S.$)	WSI Common Stock (U.S.$)	WSI Common Stock Pro Forma Sale Price Equivalent (U.S.$)
November 10, 2009	$13.31	$7.24	$7.76
June 2, 2010	$20.68	$11.73	$12.06

        The table below sets forth the aggregate dividends paid per IESI-BFC common share and per share of WSI common stock for the fiscal years ended December 31, 2005, 2006, 2007, 2008 and 2009 and for the three months ended March 31, 2010. Prior to October 2, 2008 IESI-BFC was structured as an income trust and paid distributions to its unitholders rather than dividends. Those distributions are reflected as dividends in the table below. As an income trust, IESI-BFC historically paid higher monthly distributions based on its cash flows from operations. In conjunction with the change in IESI-BFC's structure, its board adopted a dividend policy to direct more cash flow towards investments in growth that it expects will create value for investors.

	Dividends/Distributions Paid
	IESI-BFC (C$)	IESI-BFC (U.S.$)(1)	WSI (U.S.$)
Fiscal Year Ended December 31,
2005	$1.5852	$1.3095	—
2006	1.7380	1.5284	—
2007	1.8180	1.6959	—
2008(2)	1.8180	1.7131	—
2009(3)	0.9167	0.8031	—
Three Months Ended March 31,
2010	$0.125	$0.120	—

Notes:

(1)
IESI-BFC dividends have been converted into U.S. dollars based on the noon buying rate as reported by the Bank of Canada on each dividend payment date.

(2)
On October 1, 2008, IESI-BFC converted from an income trust structure to a corporate structure.

(3)
During 2009, IESI-BFC paid a regular quarterly dividend of C$0.125 per share and a special quarterly divided of C$0.125 per share. It is not anticipated that a special dividend will be paid in 2010.

 CURRENCY EXCHANGE RATE DATA

        The following tables show, for the date or periods indicated, certain information regarding the U.S. dollar/Canadian dollar exchange rate and the Canadian dollar/U.S. dollar exchange rate. The information is based on the noon buying rate as reported by the Bank of Canada.

	C$ per U.S.$1.00		U.S.$ per C$1.00
November 10, 2009 (the last trading day before public announcement of the merger)	C$	1.0518	U.S.$	0.9508
June 2, 2010 (the most recent date prior to the mailing of this proxy statement/prospectus)	C$	1.0404	U.S.$	0.9612

	Average Rate
	C$ per U.S.$1.00		U.S.$ per C$1.00
Year Ended December 31,
2005	C$	1.2116	U.S.$	0.8254
2006		1.1342		0.8817
2007		1.0748		0.9304
2008		1.0660		0.9381
2009		1.1420		0.8757

	Average Rate
	C$ per U.S.$1.00		U.S.$ per C$1.00
Three Months Ended March 31,
2008	C$	1.004	U.S.$	0.9959
2009		1.245		0.8030
2010		1.041		0.9607

        The following table shows the high and low Canadian dollar/ U.S. dollar exchange rates for each of the months indicated. The information is based on the noon buying rate as reported by the Bank of Canada.

	High		Low
	(U.S.$ per C$1.00)
November 2009	U.S.$	0.9560	U.S.$	0.9308
December 2009		0.9611		0.9334
January 2010		0.9755		0.9387
February 2010		0.9597		0.9316
March 2010		0.9888		0.9596
April 2010		1.0039		0.9803

 SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF IESI-BFC

        The following tables set forth certain selected consolidated financial information for IESI-BFC prepared in accordance with U.S. GAAP, except as otherwise indicated. The information as at and for each of the three years ended December 31 has been derived from the audited consolidated financial statements of IESI-BFC which are included as part of this proxy statement/prospectus beginning on page F-92. The information for the year ended December 31, 2006 and as at December 31, 2007 has been derived from the historical audited consolidated financial statements of IESI-BFC filed with the SEC and Ontario Securities Commission, or OSC. The information as at and for each of the three months ended March 31 has been derived from the unaudited condensed consolidated financial statements of IESI-BFC which are included as part of this proxy statement/prospectus beginning on page F-142. The information presented below is only a summary and should be read in conjunction with the relevant financial statements of IESI-BFC, including the notes thereto, which are included as part of this proxy statement/prospectus, beginning on page F-92.

	Three Months Ended March 31		Year Ended December 31
	2010	2009	2009	2008	2007	2006
	(In U.S. GAAP and in thousands of U.S. dollars, except net income per share or trust unit amounts)
Income statement data
Revenues	$264,042	$223,893	$1,008,466	$1,046,803	$854,110	$680,436
Expenses
Operating	151,069	131,177	588,104	629,748	494,962	384,652
Selling, general and administration	39,791	30,077	136,846	123,426	103,325	88,341
Amortization	39,517	37,602	156,702	168,859	150,505	129,704
Operating income	33,727	25,171	127,012	125,632	106,653	78,130
Interest on long-term debt	7,937	9,629	34,225	51,490	38,632	27,527
Net income	16,710	9,639	53,728	54,959	36,985	38,245
Net income — controlling interest	14,734	8,271	47,062	46,050	30,989	31,359
Net income per weighted average share or trust unit, basic	$0.18	$0.14	$0.64	$0.80	$0.55	$0.58
Net income per weighted average share or trust unit, diluted	$0.18	$0.14	$0.63	$0.80	$0.55	$0.58
Weighted average number of shares or trust units outstanding (thousands), basic	82,344	59,516	73,892	57,706	56,564	53,506
Weighted average number of shares or trust units outstanding (thousands), diluted	93,431	70,653	85,020	68,843	67,803	65,391
Cash flow data
Cash generated from operating activities	$44,040	$49,596	$256,269	$218,481	$206,370	$167,891
Cash utilized in investing activities	(72,601)	(18,685)	(148,972)	(201,503)	(481,236)	(148,697)
Cash generated from (utilized in) financing activities	30,650	(32,828)	(116,574)	(17,721)	280,542	(21,117)
Acquisitions	(52,447)	(234)	(27,385)	(59,134)	(330,581)	(29,584)
Purchase of capital assets	(13,902)	(12,659)	(81,219)	(82,071)	(89,607)	(65,537)
Purchase of landfill assets	(6,181)	(7,838)	(41,057)	(59,024)	(59,298)	(52,469)

	As at March 31	As at December 31
	2010	2009	2008	2007
	(In U.S. GAAP and in thousands of U.S. dollars)
Balance sheet data
Total assets	$2,053,586	$1,997,587	$1,932,919	$2,015,951
Long-term debt (including current portion)	$705,045	$654,992	$873,590	$811,631
Shareholders' or unitholders' equity (deficiency)	$796,465	$785,532	$567,250	$(685,360)
Mezzanine equity	$—	$—	$—	$1,585,487
Net assets	$1,026,867	$1,015,546	$797,702	$(685,360)

        Effective January 1, 2009, IESI-BFC elected to report its financial results in U.S. dollars and in accordance with U.S. GAAP. Prior to January 1, 2009, IESI-BFC reported its financial results in Canadian dollars and in accordance with Canadian generally accepted accounting principles, or Canadian GAAP.

        The following table sets forth certain selected consolidated financial information for IESI-BFC in Canadian dollars and prepared in accordance with Canadian GAAP. Canadian GAAP differs from U.S. GAAP and may result in significant differences in reported financial results for IESI-BFC. For Canadian GAAP financial statements, for years ended December 31, 2009, 2008 and 2007, see the applicable historical consolidated financial statements of IESI-BFC filed with the SEC and OSC. For Canadian GAAP financial statements for the years ended December 31, 2006 and 2005 and the three months ended March 31, 2009 see the applicable historical consolidated financial statements of IESI-BFC filed with the OSC. The information as at and for the three months ended March 31, 2010 has been derived from the unaudited condensed consolidated financial statements of IESI-BFC which have been filed with the SEC and OSC.

        Effective January 1, 2009, IESI-BFC early adopted the Canadian Institute of Chartered Accountants, or CICA, accounting standard on non-controlling interests. The adoption of this standard required retrospective application with certain exceptions and changed IESI-BFC's presentation of non-controlling interests, including the deduction of non-controlling interests in the determination of net income. The presentation of net income in the following table reflects the adoption of this guidance for all periods presented.

	Three Months Ended March 31		Year Ended December 31
	2010	2009	2009	2008	2007	2006	2005
	(In Canadian GAAP and in thousands of Canadian dollars, except net income per share or trust unit amounts)
Income statement data
Revenues	$274,847	$278,818	$1,151,200	$1,117,030	$917,357	$771,819	$677,424
Expenses
Operating	157,251	163,357	671,342	671,996	531,614	436,311	383,197
Selling, general and administration	40,627	37,434	153,924	134,835	110,208	99,591	88,210
Amortization	40,922	46,564	177,680	178,703	161,006	148,128	145,974
Operating income	36,112	31,630	148,480	132,416	115,963	88,232	60,170
Interest on long-term debt	8,020	11,461	38,109	53,737	42,964	34,307	27,219
Net income	18,470	12,259	63,490	55,631	38,007	39,934	13,705
Net income — controlling interest	16,286	10,519	55,613	46,613	31,687	32,743	10,643
Net income per weighted average share or trust unit, basic	$0.20	$0.18	$0.75	$0.81	$0.56	$0.61	$0.22
Net income per weighted average share or trust unit, diluted	$0.20	$0.17	$0.75	$0.81	$0.56	$0.61	$0.22
Weighted average number of shares or trust units outstanding, basic	82,119	59,306	73,667	57,496	56,564	53,506	47,433
Weighted average number of shares or trust units outstanding, diluted	93,206	70,443	84,795	68,633	67,803	65,391	63,260
Cash flow data
Cash generated from operating activities	$45,345	$60,978	$287,791	$229,921	$217,415	185,698	124,656
Cash utilized in investing activities	(75,074)	(22,968)	(168,745)	(211,216)	(522,988)	(166,677)	(245,642)
Cash (utilized in) generated from financing activities	31,906	(40,497)	(129,108)	(15,383)	308,509	(23,953)	122,102
Acquisitions	(54,593)	(291)	(32,645)	(60,295)	(366,244)	(33,578)	(139,796)
Purchase of capital assets	(14,445)	(15,764)	(92,694)	(87,577)	(96,176)	(74,334)	(54,525)
Purchase of landfill assets	(5,963)	(9,357)	(44,536)	(60,413)	(59,693)	(55,051)	(50,416)

	As at March 31	As at December 31
	2010	2009	2008	2007	2006	2005
	(In Canadian GAAP and in thousands of Canadian dollars)
Balance sheet data
Total assets	$2,063,850	$2,067,859	$2,341,043	$1,971,212	$1,766,660	$1,717,742
Long-term debt (including current portion)	$716,044	$685,515	$1,069,798	$801,973	$543,504	$450,116
Shareholders' or unitholders' equity	$814,384	$829,754	$719,121	$629,189	$701,289	$745,537
Net assets	$1,032,248	$1,050,783	$960,460	$880,560	$983,315	$1,058,151

 SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF WSI

        The following tables set forth WSI's selected consolidated financial data for the periods indicated and are qualified by reference to, and should be read in conjunction with the consolidated financial statements of WSI and the notes thereto, which are included elsewhere in this proxy statement/prospectus, especially Notes 4 and 5 as they relate to WSI's business combinations and dispositions, and the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operation of WSI." On June 30, 2006, WSI effected a reverse one for three split of its common stock. The reverse split has been retroactively applied to all applicable information to the earliest period presented. The financial data as of December 31, 2009, 2008, 2007, 2006 and 2005 and for each of the years then ended have been derived from the audited consolidated financial statements of WSI, the financial data as of March 31, 2010 and 2009 and for the three months ended March 31, 2010 and 2009 have been derived from the unaudited consolidated financial statements of WSI, and have been prepared in accordance with accounting principles generally accepted in the United States.

	For Each of the Three Months Ended March 31,		For Each of the Years Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(In thousands of U.S. dollars, except per share amounts)
Statement of Operations and Cash Flow Data:
Revenue	$119,393	$95,792	$434,515	$473,029	$461,447	$362,672	$327,163
Income from operations	17,279	12,325	56,701	41,659	40,813	13,272	8,919
Income (loss) from continuing operations	5,583	4,010	14,054	(1,956)	(14,303)	(49,530)	(51,596)
Income from discontinued operations net of income tax provision of nil, $266, nil, $652 and $852 for the years ended December 31, 2009, 2008, 2007, 2006 and 2005, respectively	—	—	—	409	2,796	999	1,306
Gain (loss) on sale of discontinued operations, net of income tax provision of $7,255 for the year ended December 31, 2008 and nil for all other years	—	—	—	11,110	(11,607)	—	—
Net income (loss)	5,583	4,010	14,054	9,563	(23,114)	(48,531)	(50,290)
Earnings (loss) per share, basic and diluted — continuing operations	$0.12	$0.09	$0.30	$(0.04)	$(0.31)	$(1.40)	$(1.57)
Earnings (loss) per share, basic and diluted — discontinued operations	—	—	—	0.25	(0.19)	0.03	0.04
Earnings (loss) per share — basic and diluted	0.12	0.09	0.30	0.21	(0.50)	(1.37)	(1.53)
Weighted average common shares outstanding —
Basic	46,346	46,110	46,218	46,079	46,007	35,354	32,880
Diluted	46,991	46,136	46,325	46,079	46,007	35,354	32,880
Cash flows from operating activities of continuing operations	$21,214	$16,905	$64,353	$56,051	$54,677	$26,668	$14,372
Capital expenditures for continuing operations	6,445	6,944	32,212	48,066	57,557	39,747	25,455
Average exchange rate C$ to US	$0.9615	$0.8035	$0.8757	$0.9381	$0.9303	$0.8817	$0.8255

	As of March 31,		As of December 31,
	2010	2009	2009	2008	2007	2006	2005
	(In thousands of U.S. dollars, except exchange rate data)
Balance Sheet Data:
Cash	$5,793	$11,569	$3,699	$7,227	$20,706	$8,532	$8,885
Property, equipment and landfill sites, net	406,507	376,157	400,847	385,432	383,049	322,574	219,202
Goodwill and other intangible assets, net	422,516	368,930	419,439	372,886	397,766	323,939	281,287
Total assets	918,317	825,202	914,992	840,927	938,488	865,063	728,389
Total debt and capital lease obligations (exclusive of cumulative mandatorily redeemable Preferred Stock)	399,855	357,103	402,022	372,952	445,539	410,353	286,669
Cumulative mandatorily redeemable Preferred Stock	—	—	—	—	—	—	84,971
Total shareholders' equity	370,363	336,419	359,348	335,018	350,595	339,357	264,491
Period end exchange rate C$ to US	$0.9844	$0.7928	$0.9515	$0.8210	$1.0088	$0.8581	$0.8598

 SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

        The following tables set forth selected unaudited pro forma condensed combined financial information for IESI-BFC and WSI. The pro forma amounts included in the tables below are presented as if the transaction had been effective for IESI-BFC and WSI as of March 31, 2010 for the pro forma balance sheet and as of January 1, 2009 for the pro forma statements of operations, and reflects adjustments directly related to the transaction. You should read this information in conjunction with, and such information is qualified in its entirety by, the consolidated financial statements and accompanying notes of each of WSI and IESI-BFC included in this document beginning on pages F-1 and F-92, respectively, and the pro forma condensed combined financial statements and accompanying discussions and notes beginning on page 286. The pro forma amounts in the tables below are presented for informational purposes. You should not rely on the pro forma amounts as being indicative of the financial position or the results of operations of the combined company that would have actually occurred had the transaction been effective during 2009, or for the three months ending in 2010, or of the future financial position or future results of operations of the combined company.

	Three Months Ended March 31, 2010	Year Ended December 31, 2009
	(In U.S. GAAP and in thousands of U.S. dollars, except per share amounts)	(In U.S. GAAP and in thousands of U.S. dollars, except per share amounts)
Income statement data
Revenues	$383,296	$1,457,498
Expenses
Operating	223,670	875,012
Selling, general and administration	57,049	196,922
Amortization	57,766	227,321
Operating income	44,906	144,312
Interest on long-term debt	14,443	58,870
Net income	19,900	41,449
Net income — controlling interest	18,081	37,362
Net income per weighted average share, basic and diluted	$0.16	$0.37
Weighted average number of shares outstanding, basic	109,864	101,412
Weighted average number of shares outstanding, diluted	121,276	112,865

As at March 31, 2010
(In U.S. GAAP and in thousands of U.S. dollars)
Balance sheet data
Total assets	$3,255,852
Long-term debt and capital lease obligations (including current portion)	$1,114,289
Shareholders' equity	$1,358,434
Net assets	$1,588,836

 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        This proxy statement/prospectus contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. You can typically identify forward-looking statements by the use of forward-looking words, such as "anticipate," "believe," "budget," "continue," "could," "estimate," "expect," "forecast," "goals," "intend," "may," "plan," "potential," "project," "seek," "strategy," "synergies," "targets," "will," "would," variations of such words and other similar words. These include, but are not limited to, statements relating to the synergies and the benefits that are expected to be achieved in the merger, including future financial and operating results, the combined company's plans, objectives, prospects, expectations and intentions, approval of the merger by WSI's stockholders, the satisfaction of the closing conditions to the merger, and the timing of the completion of the merger. Those statements represent IESI-BFC's and WSI's intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors. Many of those factors are outside the control of IESI-BFC and WSI and could cause actual results to differ materially from the results expressed or implied by those forward-looking statements. In addition to the risk factors described under "Risk Factors," those factors include:

  •
  those identified and disclosed in public filings with the SEC made by IESI-BFC and WSI;

  •
  successfully integrating the IESI-BFC and WSI businesses, and avoiding problems which may result in the combined company not operating as effectively and efficiently as expected;

  •
  the possibility that the estimated synergies will not be realized within the expected timeframe or at all;

  •
  competition, whether new or existing;

  •
  prevailing economic, market and business conditions;

  •
  the cost and availability of capital and any restrictions imposed by lenders or creditors;

  •
  changes in the industry in which the combined company operates;

  •
  conditions beyond IESI-BFC's or WSI's control such as disaster, acts of war or terrorism;

  •
  the failure to renew, or the revocation of, any permits;

  •
  unexpected costs or unexpected liabilities, or the effects of acquisition accounting varying from the companies' expectations or changes in accounting policies;

  •
  the actual resulting credit ratings of the companies or their respective subsidiaries;

  •
  the effects on the businesses of the companies resulting from uncertainty surrounding the merger;

  •
  adverse outcomes of pending or threatened litigation or government investigations;

  •
  the effects on the companies of future regulatory or legislative actions;

  •
  conduct and changing circumstances related to third-party relationships on which IESI-BFC and WSI rely;

  •
  the extremely volatile and unpredictable current stock market and credit market conditions;

  •
  fluctuations in currency exchange rates and interest rates;

  •
  variations between the stated assumptions on which forward-looking statements are based and IESI-BFC's and WSI's actual experience; and

  •
  other economic, business, and/or competitive factors.

        You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this proxy statement/prospectus. The areas of risk and uncertainty described above are not exclusive and should be considered in connection with any written or oral forward-looking statements that may be made in this proxy statement/prospectus or on, before or after the date of this proxy statement/prospectus by IESI-BFC or WSI or anyone acting for any or both of them. Except as required by applicable law or regulation, neither IESI-BFC nor WSI undertakes any obligation to release publicly or otherwise make any revisions to any forward-looking statements, to report events or circumstances after the date of this proxy statement/prospectus or to report the occurrence of unanticipated events.

 RISK FACTORS

        In addition to the other information included in this proxy statement/prospectus, including the matters addressed under the caption "Cautionary Statement Regarding Forward Looking Statements" beginning on page 23, you should carefully consider the matters described below in deciding whether to vote for the matters to be considered at the WSI special meeting in connection with the adoption of the merger agreement. If any of the risks described below are realized, the business, properties, operations, results, financial condition, prospects, assets or stock price of the combined company could be materially adversely affected. In addition, the risks described below may not constitute all of the information that is important to you in evaluating the matters to be considered at the special meeting. Accordingly, you are urged to read this entire proxy statement/prospectus, including the appendices.

Risks Related to the Merger

Because the exchange ratio is fixed and the market price of IESI-BFC common shares may fluctuate, you cannot be certain of the dollar value of the merger consideration that you will receive upon completion of the merger.

        Upon completion of the merger, each WSI stockholder will be entitled to receive, in exchange for each share of WSI common stock owned by such stockholder 0.5833 IESI-BFC common shares, plus cash in lieu of any fractional share interests. Because the exchange ratio of 0.5833 IESI-BFC common shares is fixed, the value of the IESI-BFC common shares issued in the merger will depend on the market price of IESI-BFC common shares at the time they are issued. The obligation of WSI to complete the merger is subject to the satisfaction or waiver of the condition that IESI-BFC has increased by a specified amount the merger consideration to be provided to the WSI stockholders in the event that (i) the price of IESI-BFC common shares calculated over the ten trading days prior to the planned closing of the merger has declined by more than 20% from the closing price of IESI-BFC common shares on the TSX on November 10, 2009, and (ii) the percentage amount of the decline in the price of the IESI-BFC common shares exceeds by more than 20% the percentage decline, if any, of the volume-weighted average price of a basket of common shares of Waste Management, Inc., Republic Services, Inc. and Waste Connections, Inc. during the same time period.

        The market price of IESI-BFC common shares at the time the merger is completed may vary from the price of IESI-BFC common shares on the date the merger agreement was executed, on the date of this proxy statement/prospectus and on the date of the special meeting as a result of various factors that are beyond the control of IESI-BFC and WSI, including the following:

  •
  changes in the business, operations, financial condition, results, assets or prospects of IESI-BFC or WSI;

  •
  governmental or regulatory developments, including any limitations on or conditions to consummation of the merger;

  •
  changes in the interest rate environment;

  •
  changes in general economic conditions, the outlook for economic conditions, the continuing global credit crisis and the availability of credit;

  •
  changes in securities markets, including changes due to terrorist activities, other world events or other factors;

  •
  changes in currency exchange rates including changes in U.S. dollar/Canadian dollar exchange rates;

  •
  market assessment of the benefits of the merger and of the likelihood that the merger will be completed; and

  •
  the timing of the completion of the merger.

        In addition to the approval of WSI's stockholders, completion of the merger is subject to receipt of regulatory approvals and satisfaction of other conditions that may not occur until some time after the special meeting. Therefore, at the time of the special meeting you will not know the precise U.S. dollar value of the merger consideration you will become entitled to receive at the effective time of the merger or when you will receive the consideration. You are urged to obtain a current market quotation for IESI-BFC common shares.

IESI-BFC and WSI may be subject to business uncertainties and contractual restrictions while the merger is pending.

        IESI-BFC and WSI may be subject to business uncertainties and contractual restrictions while the merger is pending. Uncertainty about the effect of the merger on employees and customers may have an adverse effect on IESI-BFC and WSI. These uncertainties may impair IESI-BFC's and WSI's ability to retain and motivate key personnel, and could cause third parties that deal with IESI-BFC and WSI to defer decisions concerning IESI-BFC or WSI or seek to change existing business relationships with IESI-BFC or WSI. If key employees depart because of uncertainty about their future roles and the potential complexities of integration or third parties adversely change their existing relationship with IESI-BFC or WSI, the business of the combined company following the merger could be harmed. Further, the merger agreement restricts IESI-BFC and WSI from making certain acquisitions and taking other specified actions without the consent of the other until the merger occurs. These restrictions may prevent IESI-BFC or WSI from pursuing attractive business opportunities that may arise prior to the completion of the merger. Please see the section entitled "Proposal No.1: The Merger Agreement — Conduct of Business Pending the Merger" beginning on page 88.

Failure to complete the merger could negatively impact the stock price and the future business and financial results of IESI-BFC and WSI.

        If the merger is not completed, the ongoing businesses of IESI-BFC and WSI may be adversely affected and, without realizing any of the benefits of having completed the merger, IESI-BFC and WSI will be subject to a number of risks, including the following:

  •
  WSI may be required to pay IESI-BFC a termination fee of $11 million plus an amount equal to all out-of-pocket costs up to $3.5 million for expenses incurred by IESI-BFC in connection with the merger if the merger agreement is terminated under certain circumstances, or IESI-BFC may be required to pay WSI a termination fee of $11 million plus an amount equal to all out-of-pocket costs up to $3.5 million for expenses incurred by WSI in connection with the merger if the merger agreement is terminated under certain other circumstances, all as described in the merger agreement and summarized in this proxy statement/prospectus;

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  IESI-BFC and WSI will be required to pay certain costs relating to the merger, whether or not the merger is completed; and

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  matters relating to the merger (including integration planning) may require substantial commitments of time and resources by IESI-BFC and WSI management, which could otherwise have been devoted to other opportunities that may have been beneficial to IESI-BFC and WSI as independent companies, as the case may be.

        IESI-BFC and WSI also could be subject to litigation related to the merger or any failure to complete the merger or related to any enforcement proceeding commenced against IESI-BFC or WSI to perform their respective obligations under the merger agreement. The price of the IESI-BFC common shares and the WSI common stock may decline to the extent that the current market price of that stock reflects a market assumption that the merger will be completed and that the related benefits and synergies will be realized, or as a result of the market's perceptions that the merger was not consummated due to an adverse change in IESI-BFC's or WSI's business. In addition, IESI-BFC's business and WSI's business may be harmed, and the prices of their stock may decline as a result, to the extent that employees and any third parties remain uncertain about the companies' future prospects in the absence of the merger. Similarly, current and prospective employees of IESI-BFC and WSI may experience uncertainty about their future roles with the resulting company and choose to pursue other opportunities that could adversely affect IESI-BFC or WSI, as applicable, if the merger is not completed. This may adversely affect the ability of IESI-BFC and WSI to attract and retain key personnel, which could harm the companies' businesses and results. If the merger is not completed, these risks may materialize and may adversely affect IESI-BFC's and WSI's business, financial results and stock price.

WSI stockholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

        WSI stockholders currently have the right to vote in the election of the board of directors of WSI and on other matters affecting WSI. When the merger occurs, each WSI stockholder that receives IESI-BFC common shares will become a shareholder of the combined company with a percentage ownership that is smaller than the stockholder's percentage ownership of WSI. It is expected that the former stockholders of WSI as a group will own approximately 23% of the combined company's outstanding common shares immediately after the merger and the shareholders of IESI-BFC prior to the merger will own approximately 77% of the combined company's outstanding common shares immediately after the merger. Because of this, WSI stockholders will have less influence on the management and policies of the combined company than they now have on the management and policies of WSI.

Because directors and executive officers of WSI have interests in seeing the merger completed that are different than those of WSI's other stockholders, directors of WSI have potential conflicts of interest in recommending that WSI stockholders vote to approve the merger agreement.

        WSI's directors have arrangements or other interests that provide them with interests in the merger that are different than those of WSI's other stockholders. For example, the merger agreement provides that two directors of WSI will become directors of the combined company after the merger. While other WSI directors will not become directors of the combined company after the merger, IESI-BFC will indemnify and maintain liability insurance for each of the WSI directors' services as directors of WSI before the merger. In addition, the executive officers of WSI have financial and other interests in the merger pursuant to employment agreements and various compensation and incentive plans. These and other material interests of the directors and executive officers of WSI in the merger that are different than those of the other WSI stockholders are described under "The Merger — Interests of WSI Directors and Officers in the Merger" beginning on page 69.

The indebtedness of the combined company following the completion of the merger will be substantially greater than IESI-BFC's indebtedness on a stand-alone basis. This increased level of indebtedness could adversely affect IESI-BFC, including by reducing funds available for other business purposes.

        The indebtedness of IESI-BFC and WSI, net of discounts and including capital lease obligations, as of March 31, 2010 was approximately $705.0 million and $399.9 million, respectively. As a result of the expected repayment of all of WSI's indebtedness upon completion of the merger, IESI-BFC expects to draw down on its newly amended and restated U.S. and Canadian senior secured credit facilities. This increased indebtedness to be incurred by IESI-BFC may have an effect on, among other things, the combined company's existing operations, debt payments, cost of capital, access to capital, restrictions on operations and funds available for other business purposes. IESI-BFC's pro forma indebtedness as of March 31, 2010, after giving effect to the merger, would be approximately $1,114.3 million. As a result of the substantial increase in debt and the cost of that debt, the amount of cash required to service IESI-BFC's increased indebtedness levels and thus the demands on IESI-BFC's cash resources may be significantly greater than the percentage of cash flows required to service the indebtedness of IESI-BFC prior to the merger.

The fairness opinion obtained by WSI from its financial advisor will not reflect changes in circumstances between December 10, 2009, the date the fairness opinion was delivered, and the completion of the merger.

        WSI has not obtained an updated opinion as of the date of this proxy statement/prospectus from CIBC and does not currently plan to obtain such an updated opinion prior to the closing of the merger. Changes in the operations and prospects of IESI-BFC or WSI, general market and economic conditions and other factors which may be beyond the control of IESI-BFC and WSI, and on which the fairness opinion was based, may alter the value of IESI-BFC or WSI or the prices of IESI-BFC common shares or WSI common stock by the time the merger is completed. The opinion delivered by CIBC to WSI does not speak as of the time the merger will be completed or as of any date other than the date of such opinion. Because WSI currently does not anticipate asking its financial advisor to update its opinion, the December 10, 2009 opinion does not address the fairness of the merger consideration, from a financial point of view, at the time the merger is expected to be completed. For a description of the opinion that WSI received from CIBC, please refer to "The Merger — Opinion of Financial Advisor to the WSI Board of Directors" beginning on page 57.

The unaudited pro forma financial data included in this document is for illustration purposes only and the combined company's actual financial position and results of operations may differ materially from the unaudited pro forma financial data included in this document.

        The unaudited pro forma financial data in this document is presented for illustrative purposes only and is not necessarily indicative of what the combined company's actual financial position or results of operations would have been had the merger been completed on the dates indicated. Any estimates as to the future value of the combined company, including estimates regarding the price at which the common shares of the combined company will trade following the merger, are inherently uncertain. The future value of the combined company will depend upon, among other factors, the combined company's ability to achieve projected revenue and earnings expectations and to realize the anticipated synergies described in this proxy statement/prospectus, all of which are subject to the risks and uncertainties described in this proxy statement/prospectus, including these risk factors. Accordingly, you should not rely upon any estimates as to the future value of the combined company, or the price at which the common shares of the combined company will trade following the merger, whether made before or after the date of this proxy statement/prospectus by IESI-BFC's or WSI's respective management or affiliates or others, without considering all of the information contained in this proxy statement/prospectus.

The market value of IESI-BFC common shares could decline if large amounts of its common shares are sold following the merger.

        Following the merger, shareholders of IESI-BFC and former stockholders of WSI will own interests in a combined company operating an expanded business with more assets and a different mix of liabilities. Current shareholders of IESI-BFC and stockholders of WSI may not wish to continue to invest in the additional operations of the combined company, or for other reasons may wish to dispose of some or all of their interests in the combined company. If, following the merger, stockholders sell large amounts of IESI-BFC common shares, the price of those common shares could decline.

The rights of WSI stockholders as shareholders of a Business Corporations Act (Ontario) company will, in certain instances, be materially different from the rights of stockholders in a Delaware corporation.

        Upon completion of the merger, WSI stockholders will become IESI-BFC shareholders and their rights as shareholders will be governed by IESI-BFC's articles of amalgamation and bylaws and by the Business Corporations Act (Ontario) rather than the General Corporation Law of the State of Delaware (the "DGCL") and WSI's governing documents. Although the rights and privileges of stockholders of a Delaware corporation and the rights and privileges of stockholders of an Ontario corporation are, in many instances, comparable, there are material differences. For example, WSI stockholders would have been required to approve certain extraordinary actions (such as the sale of all or substantially all of the assets of the corporation or amendments to the certificate of incorporation) by the affirmative vote of the holders of a majority of the outstanding stock. Under the Business Corporations Act (Ontario), both of these actions would require the affirmative vote of at least two-thirds of the votes cast at a special meeting of the shareholders to which the resolution was submitted. For a more detailed discussion of the differences in the rights of stockholders of WSI and IESI-BFC, see "Comparison of Stockholder Rights" beginning on page 278.

IESI-BFC and WSI may fail to realize the anticipated benefits of the merger, and the integration process could adversely impact IESI-BFC's and WSI's ongoing operations.

        The success of the merger will depend, in part, on the ability to realize the anticipated benefits and cost savings from combining the businesses of WSI and IESI-BFC. The anticipated benefits and cost savings of the merger may not be realized fully or at all or may take longer to realize than expected. Failure to achieve anticipated benefits could result in increased costs and decreases in the amounts of expected earnings and revenues of the combined company.

        IESI-BFC and WSI have operated independently, and until the completion of the merger, will continue to operate independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company's ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect IESI-BFC's and WSI's ability to maintain relationships with clients, customers and employees or to achieve the anticipated benefits of the merger.

        Specifically, issues that must be addressed in integrating the operations of WSI into IESI-BFC's operations in order to realize the anticipated benefits of the merger include, among other things:

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  conforming standards, controls, procedures and policies, business cultures and compensation structures between the companies;

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  consolidating corporate and administrative infrastructures;

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  consolidating sales and marketing operations;

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  retaining existing customers and attracting new customers;

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  identifying and eliminating redundant and underperforming operations and assets;

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  coordinating geographically dispersed organizations; and

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  managing tax costs or inefficiencies associated with integrating the operations of the combined company.

        Integration efforts between the two companies will also divert management attention and resources. An inability to realize the full extent of, or any of, the anticipated benefits of the merger, as well as any delays encountered in the integration process, could have an adverse effect on IESI-BFC's business and results of operations, which may affect the value of IESI-BFC's common shares after the completion of the merger.

        In addition, the actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized. Actual cost and sales synergies, if achieved at all, may be lower than IESI-BFC expects and may take longer to achieve than anticipated. If IESI-BFC is not able to adequately address these challenges, IESI-BFC may be unable to successfully integrate WSI's operations into its own, or to realize the anticipated benefits of the integration of the two companies.

The required regulatory approvals may not be obtained, or may contain materially burdensome conditions that could have an adverse effect on IESI-BFC, WSI or the combined company. Furthermore, IESI-BFC and WSI may agree to such conditions without resoliciting WSI stockholder approval, even if such conditions could have an adverse impact on IESI-BFC, WSI or the combined company.

        Completion of the merger is conditioned upon the receipt of certain governmental approvals, including, without limitation, the approval of the merger under the Competition Act (Canada). Although IESI-BFC and WSI have agreed in the merger agreement to attempt to obtain the requisite governmental approvals, there can be no assurance that these approvals will be obtained. In addition, the governmental authorities from which these approvals are required may impose conditions on the completion of the merger or require changes to the terms of the merger agreement or the merger. Under the terms of the merger agreement, IESI-BFC is required, if necessary to receive the required antitrust and competition approvals, to make divestitures of assets of IESI-BFC or WSI so long as such divestitures do not exceed certain specified limitations. IESI-BFC and/or WSI may also be required to agree to certain other restrictions on their businesses. If IESI-BFC and/or WSI are required to make any divestitures or become subject to any conditions in order to obtain any approvals required to complete the merger, the business and results of operations of the combined company may be adversely affected.

        The special meeting of WSI stockholders at which the merger agreement will be considered may take place before any or all of the required regulatory approvals have been obtained and before all conditions to such approvals, if any, are known. In this event, if the merger agreement is adopted by WSI stockholders, IESI-BFC and WSI may subsequently agree to such conditions without resoliciting WSI stockholder approval, even if such conditions could have an adverse impact on IESI-BFC, WSI or the combined company.

Upon completion of the merger, IESI-BFC may not be able to retain key employees or efficiently manage the larger and broader organization resulting from the merger, which could adversely affect the operation and financial condition of IESI-BFC following the merger.

        The success of IESI-BFC following the completion of the merger will depend in part on the ability of IESI-BFC to retain key employees of both IESI-BFC and WSI and successfully manage the broader organization resulting from the combination of IESI-BFC and WSI. Competition for qualified individuals may be intense and key individuals may depart because of issues relating to the uncertainty and difficulty of integration or a general desire not to remain with IESI-BFC. Furthermore, IESI-BFC will face challenges inherent in efficiently managing an increased number of employees over large, geographically diverse areas. Accordingly, no assurance can be given that IESI-BFC will be able to retain key employees or successfully manage the larger and more diverse combined organization, which could result in disruption to the combined company's business and negatively impact the combined company's operations and financial condition.

IESI-BFC will incur significant transaction, financing and other costs in connection with the merger.

        IESI-BFC expects to incur a number of non-recurring costs associated with combining the operations of the two companies. The substantial majority of non-recurring expenses resulting from the merger will be comprised of transaction and financing costs related to the merger, facilities and systems consolidation costs and employment-related costs. IESI-BFC will also incur transaction fees and costs related to formulating integration plans. Additional unanticipated costs may be incurred in the integration of the two companies' businesses. The elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may not offset incremental transaction and merger-related costs in the near term, or at all.

The merger may not be accretive and may cause dilution to IESI-BFC's earnings per share, which may negatively affect the market price of IESI-BFC's common shares.

        IESI-BFC expects that the merger will be accretive to earnings per share, after taking into account transaction costs, within two years from completion of the merger. This expectation is based on preliminary estimates which may materially change. IESI-BFC could also encounter additional transaction and integration-related costs or other factors such as the failure to realize all of the benefits anticipated in the merger. All of these factors could cause dilution to IESI-BFC's earnings per share or decrease or delay the expected accretive effect of the merger and cause a decrease in the price of IESI-BFC's common shares.

IESI-BFC is a "foreign private issuer" in the U.S. and is permitted to file less information with the SEC than a company incorporated in the United States. Accordingly, there may be less information concerning IESI-BFC publicly available than there is for WSI.

        As a "foreign private issuer," IESI-BFC is exempt from rules under the Exchange Act that impose disclosure requirements, as well as procedural requirements, for proxy solicitations under Section 14 of the Exchange Act. In addition, IESI-BFC's officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act. Moreover, IESI-BFC is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor is it generally required to comply with Regulation FD, which restricts the selective disclosure of material nonpublic information. In addition, IESI-BFC is permitted, under a multi-jurisdictional disclosure system (MJDS) adopted by the United States and Canada, to prepare its disclosure documents in accordance with Canadian disclosure requirements. Accordingly, there may be less information concerning IESI-BFC publicly available than there is for U.S. public companies such as WSI.

IESI-BFC may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to IESI-BFC.

        More than 50% of IESI-BFC's total assets are located in the United States. In order to maintain its current status as a foreign private issuer, a majority of its common shares must be either directly or indirectly owned by non-residents of the United States. IESI-BFC may in the future lose its foreign private issuer status if a majority of its common shares are held by residents of the United States. The regulatory and compliance costs to IESI-BFC under United States federal securities laws as a United States domestic issuer may be significantly more than the costs it incurs as a Canadian foreign private issuer eligible to use the MJDS. If IESI-BFC is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on United States domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, it may lose the ability to rely upon exemptions from NYSE corporate governance requirements that are available to foreign private issuers. Finally, if IESI-BFC loses its foreign private issuer status, to the extent that it were to offer or sell its securities outside of the United States, it would have to comply with the generally more restrictive Regulation S requirements that apply to United States companies, which could limit its ability to access the capital markets in the future and create a higher likelihood that investors would require it to file resale registration statements with the SEC as a condition to any such financings.

The merger agreement contains provisions that may discourage other companies from trying to acquire WSI for greater merger consideration.

        The merger agreement contains provisions that may discourage a third party from submitting a business combination proposal to WSI that might result in greater value to WSI's stockholders than the proposed merger. These provisions include a general prohibition on WSI from soliciting any acquisition proposal or offers for competing transactions, subject to certain exceptions, and the requirement that WSI pay a termination fee of $11 million, plus all out-of-pocket costs up to a maximum of $3.5 million for professional and advisory services and other expenses reasonably incurred by IESI-BFC in connection with the merger, if the merger agreement is terminated in specified circumstances. For further information, please see the section entitled "Proposal No. 1: The Merger Agreement — Termination Fees and Expenses" beginning on page 95.

        These provisions could discourage a third party that might have an interest in acquiring all or a significant part of WSI from considering or proposing an acquisition, even if that party were prepared to pay consideration with a higher per share price than the current proposed merger consideration. Furthermore, the termination fee may result in a potential competing acquiror proposing to pay a lower per share price to acquire WSI than it might otherwise have proposed to pay.

The voting agreements between IESI-BFC and certain WSI stockholders may discourage other companies from trying to acquire WSI for greater consideration.

        Certain holders of common stock of WSI entered into voting agreements with IESI-BFC in which they agreed, among other things, to vote the shares of WSI's common stock owned by them in favor of adoption of the merger agreement and against alternative transactions, and not to dispose of such shares. As of the record date, the WSI stockholders that entered into voting agreements with IESI-BFC own and are entitled to vote approximately 35.4% of the outstanding common stock of WSI. The voting agreements terminate upon the termination of the merger agreement and in other specified circumstances.

        These voting agreements could discourage a third party that might have an interest in acquiring all or a significant part of WSI from considering or proposing an acquisition, even if that party were prepared to pay consideration with a higher per share price than the current proposed merger consideration.

Because IESI-BFC is an Ontario company, certain civil liabilities and judgments may not be enforceable against it.

        IESI-BFC is organized under the laws of the Province of Ontario, Canada, and most of its directors and officers are residents of Canada. Consequently, it may be difficult for United States investors to effect service of process within the United States upon IESI-BFC or upon their directors or officers, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the Exchange Act. Furthermore, it may be difficult for investors to enforce judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in a foreign court against IESI-BFC or any of its non-U.S. resident officers or directors.

Risks Relating to WSI's Business

WSI's indebtedness may make it more vulnerable to unfavorable economic conditions and competitive pressures, limit WSI's ability to borrow additional funds, require it to dedicate or reserve a large portion of cash flow from operations to service debt, and limit WSI's ability to take actions that would increase its revenue and execute WSI's growth strategy.

        As of March 31, 2010, WSI had total outstanding debt and capital lease obligations of $406.0 million. WSI's debt is primarily comprised of (i) WSI's Senior Secured Credit Facilities, which consist of a revolving credit facility of $124.8 million, which is available to either Waste Services, Inc and WSI's U.S. operations or WSI's Canadian operations, in U.S. or Canadian dollars, and C$16.3 million, which is available to WSI's Canadian operations; and term loans of $35.9 million to Waste Services, Inc. and C$119.0 million to Waste Services (CA) Inc; (ii) other secured and unsecured notes payable of $8.6 million and (iii) $210.0 million outstanding principal amount of its 9 1/2% senior subordinated notes due 2014. The revolver commitments under WSI's Senior Secured

Credit Facilities terminate on October 8, 2013, and the term loans mature in specified quarterly installments through October 8, 2013. The Senior Secured Credit Facilities are secured by all of WSI's assets, including those of WSI's domestic and foreign subsidiaries, and have the guarantee of WSI's domestic and foreign subsidiaries.

        The amount of WSI's indebtedness owed under the senior secured credit facilities, notes payable and senior subordinated notes may have adverse consequences for WSI, including making WSI more vulnerable to unfavorable economic conditions and competitive pressures, limiting WSI's ability to borrow additional funds, requiring WSI to dedicate or reserve a large portion of cash flow from operations to service debt, limiting WSI's ability to plan for or react to changes in WSI's business and industry and placing WSI at a disadvantage compared to competitors with less debt in relation to cash flow.

        The credit facilities contain covenants and restrictions that could limit the manner in which WSI conducts WSI's operations and could adversely affect WSI's ability to raise additional capital. Any failure by WSI to comply with these covenants and restrictions will, unless waived by the lenders, result in an immediate obligation to repay WSI's indebtedness. If such events occurred, WSI would be required to refinance or obtain capital from other sources, including sales of additional debt or equity or the sale of assets, in order to meet WSI's repayment obligations. WSI may not be successful in obtaining alternative sources of funding to repay these obligations should events of default occur.

WSI's business is capital intensive and may consume cash in excess of cash flow from its operations and borrowings.

        WSI's ability to remain competitive, sustain WSI's growth and maintain WSI's operations largely depends on WSI's cash flow from operations and WSI's access to capital. WSI intends to fund WSI's cash needs through WSI's operating cash flow and borrowings under WSI's Senior Secured Credit Facilities. WSI may require additional equity or debt financing to fund WSI's growth and debt repayment obligations.

        Additionally, WSI has provided for WSI's liabilities related to WSI's closure and post-closure obligations. As WSI undertakes acquisitions, expands WSI's operations, and depletes WSI's landfills, WSI's cash expenditures will increase. As a result, working capital levels may decrease and require financing. If WSI must close a landfill sooner than WSI currently anticipates, or if WSI reduces WSI's estimate of a landfill's remaining available airspace, WSI may be required to incur such cash expenditures earlier than originally anticipated. Expenditures for closure and post-closure obligations may increase as a result of any federal, state, provincial or local government regulatory action taken to accelerate such expenditures. These factors could substantially increase WSI's cash expenditures and therefore impair WSI's ability to invest in WSI's existing or new facilities and increase WSI's indebtedness.

        WSI will need to refinance WSI's existing debt obligations to pay the principal amounts due at maturity. In addition, WSI may need additional capital to fund future acquisitions and the integration of the businesses that WSI acquires. WSI's business may not generate sufficient cash flow, WSI may not be able to obtain sufficient funds to enable WSI to pay WSI's debt obligations and capital expenditures or WSI may not be able to refinance on commercially reasonable terms, if at all.

WSI may be unable to obtain or maintain the environmental and other permits, licenses and approvals WSI needs to operate WSI's business, which could adversely affect WSI's earnings and cash flow.

        WSI is subject to significant environmental and land use laws and regulations. To own and operate solid waste facilities, including landfills and transfer stations, WSI must obtain and maintain licenses or permits, as well as zoning, environmental and other land use approvals. It has become increasingly difficult, costly and time-consuming to obtain required permits and approvals to build, operate and expand solid waste management facilities. The process often takes several years, requires numerous hearings and compliance with zoning, environmental and other requirements and is resisted by citizen, public interest and other groups. The cost of obtaining permits could be prohibitive. WSI may not be able to obtain and maintain the permits and approvals needed to own, operate or expand WSI's solid waste facilities. Moreover, the enactment of additional laws and regulations or the more stringent enforcement of existing laws and regulations could increase the costs associated with WSI's operations. Any of these occurrences could reduce WSI's expected earnings and cash flow.

        In some markets in which WSI operates, permitting requirements may be prohibitive and may differ between those required of WSI and those required of WSI's competitors. WSI's inability to obtain and maintain permits for solid waste facilities may adversely affect WSI's ability to service WSI's customers and operate in these markets, thereby resulting in reduced operating revenue.

        In addition, stringent controls on the design, operation, closure and post-closure care of solid waste facilities could require WSI to undertake investigative or remedial activities, curtail operations, close a facility temporarily or permanently, or modify, supplement or replace equipment or facilities at substantial costs resulting in reduced profitability and cash flow.

        Any failure to maintain the required financial assurance or insurance to support existing or future service contracts may prevent WSI from meeting WSI's contractual obligations, and WSI may be unable to bid on new contracts or retain existing contracts resulting in reduced operating revenue and earnings.

        Municipal solid waste services contracts and permits to operate transfer stations, landfills and recycling facilities typically require WSI to obtain performance bonds, letters of credit or other means of financial assurance to secure WSI's contractual performance. Such contracts and permits also typically require WSI to maintain adequate insurance coverage. WSI carries a broad range of insurance coverage and retains certain insurance exposure that WSI believes is customary for a company of WSI's size. If WSI's obligations were to exceed WSI's estimates, there could be a material adverse effect on WSI's results of operations. WSI satisfies these financial assurance requirements by providing performance bonds or letters of credit. WSI's ability to obtain performance bonds or letters of credit is generally dependent on WSI's creditworthiness. Also, the issuance of letters of credit reduces the availability of WSI's revolving credit facilities for other purposes. WSI's bonding arrangements are generally renewed annually. If WSI is unable to renew WSI's bonding arrangements on favorable terms or at all or enter into arrangements with new surety providers, WSI would be unable to meet WSI's existing contractual obligations that require the posting of performance bonds, and WSI would be unable to bid on new contracts. This would reduce WSI's operating revenue and WSI's earnings.

WSI's acquisition strategy may be unsuccessful if WSI is unable to identify and complete future acquisitions and integrate acquired assets or businesses and this subjects WSI to risks that may have a material adverse effect on WSI's results of operations.

        Part of WSI's strategy to expand WSI's business and increase WSI's revenue and profitability is to pursue the acquisition of disposal-based and collection assets and businesses. WSI has identified a number of acquisition candidates, both in the United States and Canada. However, WSI may not be able to acquire these candidates at prices or on terms and conditions that are favorable to WSI. WSI expects to finance future acquisitions through a combination of seller financing, cash from operations, borrowings under WSI's financing facilities or issuing additional equity or debt securities. Furthermore, prior to the time the merger is consummated, WSI is required to obtain approval from IESI-BFC for certain acquisitions. WSI's ability to execute WSI's acquisition strategy also depends upon other factors, including WSI's ability to obtain financing on favorable terms, the successful integration of acquired businesses and WSI's ability to effectively operate in the new markets WSI enters.

        If WSI is unable to identify suitable acquisition candidates or successfully complete and integrate acquisitions, WSI may not realize the expected benefits from WSI's acquisition growth strategy, including any expected benefits from the proposed vertical integration of acquired operations and WSI's existing disposal facilities.

WSI's business strategy depends in part upon vertically integrating WSI's operations. If WSI is unable to permit, expand or renew permits for WSI's existing landfill sites or enter into agreements that provide WSI with access to landfill sites and acquire, lease or otherwise secure access to transfer stations, this may reduce WSI's profitability and cash flow.

        WSI's ability to execute WSI's business strategy depends in part on WSI's ability to permit, expand or renew permits for WSI's existing landfills, develop new landfill sites in proximity to WSI's operations, enter into agreements that will give WSI long-term access to landfill sites in WSI's markets and to acquire, lease or otherwise secure more favorable disposal arrangements. Permits to expand landfills are often not approved until the remaining permitted disposal capacity of a landfill is very low. WSI may not be able to purchase additional landfill sites, renew the permits for or expand existing landfill sites, negotiate or renegotiate agreements to obtain a long-term advantage for landfill costs or permit or renew permits for transfer stations that allow WSI to internalize the waste WSI collects. If WSI were to exhaust WSI's permitted capacity at WSI's landfills, WSI's ability to expand internally could be limited, and WSI could be required to cap and close WSI's landfills and dispose of collected waste at more distant landfills or at landfills operated by WSI's competitors or other third parties. WSI's inability to secure favorable arrangements (through ownership of landfills or otherwise) for the disposal of collected waste would increase WSI's disposal costs and could result in the loss of business to competitors with more favorable disposal options thereby reducing WSI's profitability and cash flow.

        Changes in legislative or regulatory requirements may cause changes in the landfill site permitting process. These changes could make it more difficult or costly for WSI to obtain or renew landfill permits. Technical design requirements, as approved, may need modification at some future point in time, which could result in higher development and construction costs than projected. WSI's current estimates of future disposal capacity may change as a result of changes in design requirements prescribed by legislation, construction requirements and changes in the expected waste density over the life of a landfill site. The density of waste used to convert the available airspace at a landfill into tons may be different than estimated because of variations in operating conditions, including waste compaction practices, site design, climate and the nature of the waste.

Any exposure to environmental liabilities, to the extent not adequately covered by insurance, could result in significant expenses, which would reduce the funds WSI has available for other purposes, including debt service, debt reduction and acquisitions.

        WSI could be held liable for environmental damage at solid waste facilities that WSI owns or operates, including damage to neighboring landowners and residents for contamination of the air, soil, groundwater, surface water and drinking water. WSI's liability could extend to damage resulting from pre-existing conditions and off-site contamination caused by pollutants or hazardous substances that WSI or WSI's predecessors arranged to transport, treat or dispose of at other locations. WSI is also exposed to liability risks from businesses that WSI acquires because these businesses may have liabilities that WSI fails or is unable to discover, including noncompliance with environmental laws. WSI's insurance program may not cover all liabilities associated with environmental cleanup or remediation or compensatory damages, punitive damages, fines, or penalties imposed on WSI as a result of environmental damage caused by WSI's operations or those of any predecessor. The incurring of liabilities for environmental damages that are not fully covered by insurance could adversely affect WSI's liquidity and could result in significant expenses, which would reduce the funds WSI has available for other purposes, including debt service, debt reduction and acquisitions.

        Although WSI operates landfills for non-hazardous commercial, industrial and municipal solid waste, it is possible that third parties may dispose of hazardous waste at WSI's landfills or that WSI may unknowingly dispose of hazardous waste at WSI's landfills. If this were to happen, WSI could become liable for remediation costs under applicable regulations and, although WSI would have a cause of action against any third party responsible for disposing of the hazardous waste, WSI may be unable to identify or recover against that person. The presence of hazardous waste at WSI's landfills could also negatively affect future permitting processes with governmental authorities. If WSI becomes responsible for remediation costs for hazardous waste or if governmental authorities deny or restrict the scope of WSI's future permits, WSI's profitability and operations may be adversely impacted.

WSI faces competition from large and small solid waste services companies and may be unable to successfully compete with them, reducing WSI's operating margins.

        The markets in which WSI operates are highly competitive and require substantial labor and capital resources. WSI competes with large, national solid waste services companies as well as smaller, regional solid waste services companies. Some of WSI's competitors are better capitalized, have greater name recognition and greater financial, operational and marketing resources than WSI, or may otherwise be able to provide services at a lower price.

        WSI also competes with operators of alternative disposal facilities and municipalities that maintain their own waste collection and disposal operations. Public sector operators may have financial advantages over WSI because of their access to user fees and similar charges as well as to tax revenue. Responding to this competition may result in reduced operating margins. Further, competitive pressures may make WSI's internal growth strategy of improving service and increasing sales penetration difficult or impossible to execute.

The termination or non-renewal of existing customer contracts, or the failure to obtain new customer contracts, could result in declining revenue.

        WSI derives a portion of WSI's revenue from municipal contracts that require competitive bidding by potential service providers. Although WSI intends to continue to bid on municipal contracts and to re-bid some of WSI's existing municipal contracts, such contracts may not be maintained or won in the future. WSI may be unable to meet bonding requirements for municipal contracts at a reasonable cost to WSI or at all. These requirements may limit WSI's ability to bid for some municipal contracts and may favor some of WSI's competitors. If WSI is unable to compete successfully for municipal contracts because of bonding or other requirements, WSI may lose important sources of revenue.

        WSI also derives a portion of WSI's revenue from non-municipal contracts, which generally have a term of one to five years. Some of these contracts permit WSI's customers to terminate them before the end of the contractual term. Any failure by WSI to replace revenue from contracts lost through competitive bidding, termination or non-renewal within a reasonable time period could result in a decrease in WSI's operating revenue and WSI's earnings.

        WSI depends on third parties for disposal of solid waste and if WSI cannot maintain disposal arrangements with them WSI could incur significant costs that would result in reduced operating margins and revenue.

        WSI currently delivers a portion of the solid waste WSI collects to municipally owned disposal facilities and to privately owned or operated disposal facilities. If municipalities increase their disposal rates or if WSI cannot obtain and maintain disposal arrangements with private owners or operators, WSI could incur significant additional costs and, if WSI is not able to pass these cost increases on to WSI's customers because of competitive pressures, or contractual limitations, this could result in reduced operating margins and revenue.

Labor unions may attempt to organize WSI's non-unionized employees, which may result in increased operating expenses.

        Some of WSI's employees in Canada have chosen to be represented by unions, and WSI has negotiated collective bargaining agreements with them. Labor unions may make attempts to organize WSI's non-unionized employees. The negotiation of any collective bargaining agreement could divert management's attention away from other business matters. If WSI is unable to negotiate acceptable collective bargaining agreements, WSI may have to wait through "cooling-off" periods, which are often followed by union-initiated work stoppages, including strikes. Unfavorable collective bargaining agreements, work stoppages or other labor disputes may result in increased operating expenses and reduced operating revenue.

WSI's operating margins and profitability may be negatively impacted by increased fuel and energy costs and changes in prices for recycled commodities.

        Although fuel and energy costs account for a relatively small portion of WSI's total operating costs, sustained increases in such costs, which WSI is unable to pass on to WSI's customers because of competitive pressures or contractual limitations, could lower WSI's operating margins and negatively impact WSI's profitability.

        WSI's material recovery facilities generate revenue from the sale of recyclable commodities. In an effort to reduce WSI's exposure to commodity price fluctuations on recycled materials, where competitive pressures permit, WSI charges collection or processing fees for recycling volume collected from WSI's customers. However, sustained declines in the price of recycled commodities, including but not limited to, aluminum, used corrugated cardboard or news print would lower WSI's revenue from such commodities and adversely affect WSI's margins and profitability.

WSI's domestic operations are concentrated in Florida, which may be subject to specific economic conditions that vary from those nationally as well as weather related events that may impact WSI's operations.

        WSI's domestic operations are concentrated in Florida, which may be subject to specific economic conditions that vary from those nationally and may adversely affect WSI's operating margins and negatively impact WSI's profitability. Additionally, WSI may be subject to weather related events or conditions that may result in temporary slowdowns or suspension of services or operations, higher labor and operating costs, and/or additional waste streams that could impact or cause WSI's results to differ from those normally expected.

The industry in which WSI operates is seasonal and decreases in revenue during winter months which may have an adverse effect on WSI's results of operations, particularly for WSI's Canadian operations.

        WSI's operating revenue tends to be somewhat lower in the fall and winter months for WSI's Canadian operations, reflecting the lower volume of solid waste generated during those periods. WSI's first and fourth quarter results typically reflect this seasonality. In addition, particularly harsh weather conditions may result in temporary slowdowns or suspension of certain of WSI's operations or higher labor and operational costs, any of which could have a material adverse effect on WSI's results of operations.

WSI's Canadian operations subject WSI to currency translation risk, which could cause WSI's results to fluctuate significantly from period to period.

        A portion of WSI's operations are domiciled in Canada. For each reporting period, WSI translates the results of WSI's operations and financial condition of WSI's Canadian operations into U.S. dollars. Therefore, WSI's reported results of operations and financial condition are subject to changes in the exchange relationship between the two currencies. For example, as the Canadian dollar strengthens against the U.S. dollar, WSI's revenue is favorably affected and conversely WSI's expenses are unfavorably affected. Assets and liabilities of Canadian operations are translated from Canadian dollars into U.S. dollars at the exchange rates in effect at the relevant balance sheet dates, and revenue and expenses of Canadian operations are translated from Canadian dollars into U.S. dollars at the average exchange rates prevailing during the period. Unrealized gains and losses on translation of the Canadian operations into U.S. dollars are reported as a separate component of shareholders' equity and are included in comprehensive income or loss. Monetary assets and liabilities are re- measured from U.S. dollars into Canadian dollars and then translated into U.S. dollars. The effects of re-measurement are reported currently as a component of net income. Currently, WSI does not hedge WSI's exposure to changes in foreign exchange rates.

Changes to patterns regarding disposal of waste could adversely affect WSI's results of operations by reducing the volume of waste available for collection and disposal and thus reducing WSI's earnings.

        Waste reduction programs may reduce the volume of waste available for collection and disposal in some areas where WSI operates. Some areas in which WSI operates offer alternatives to landfill disposal, such as recycling and composting. In addition, state, local and provincial authorities increasingly mandate recycling and waste reduction at the source and prohibit the disposal of certain types of waste, such as yard waste, at landfills. Any significant change in regulation or patterns regarding disposal of waste could have a material adverse effect on WSI's earnings by reducing the level of demand for WSI's services, resulting in decreased revenue and the earnings WSI is able to generate.

Limits on export of waste and any disruptions to the cross-border flow of waste may adversely affect WSI's results of operations by increasing WSI's costs of disposal.

        There is limited disposal capacity available in Ontario, Canada, a market in which WSI has significant operations. As a result, a significant portion of the solid waste collected in Ontario is transported to sites in the United States for disposal or incineration. Disruptions in the cross-border flow of waste, or periodic closures of the border to solid waste would cause WSI to incur more costs due to the increased time trucks hauling WSI's waste may be required to spend at border check-points or increased processing or sorting requirements. Additionally, trucks hauling WSI's waste might be required to travel further to dispose of the waste in other areas of Ontario. Disruptions in the cross-border flow of waste could also result in a lack of disposal capacity available to WSI's Ontario market at a reasonable price or at all. These disruptions could have a material adverse effect on WSI's operating results by increasing WSI's costs of disposal in the Ontario market and thereby decreasing WSI's operating margins and could result in the loss of business to competitors with more favorable disposal options.

Risks Related to IESI-BFC's Business

Downturns in the worldwide economy could adversely affect IESI-BFC's revenues and operating margins.

        IESI-BFC's business is affected by changes in economic factors that are outside its control, including consumer confidence, interest rates and access to capital markets. Although IESI-BFC's services are of an essential nature, a weak worldwide economy generally results in decreases in volumes of waste generated, which decreases its revenues. Additionally, consumer uncertainty and the loss of consumer confidence may limit the number or amount of services requested by customers. During weak economic conditions, IESI-BFC may also be adversely impacted by its customers' ability to pay it in a timely manner, if at all, due to their financial difficulties, which could include bankruptcies. The availability of credit in the second half of 2008 and the first quarter of 2009 was severely limited, which negatively affected business and consumer spending generally. If IESI-BFC's customers do not have access to capital, IESI-BFC's volumes may decline and its growth prospects and profitability may be adversely affected.

IESI-BFC may be unable to obtain, renew or continue to maintain certain permits, licenses and approvals that it needs to operate its business.

        IESI-BFC is subject to significant environmental and land use laws and regulations. IESI-BFC's vertical integration strategy depends on its ability to maintain its existing operations, expand its landfills and transfer stations, establish new landfills and transfer stations and increase applicable daily or periodic tonnage allowances. To own and operate solid waste facilities, IESI-BFC must obtain and maintain licenses or permits, as well as zoning, environmental and other land use approvals. Permits, licenses and approvals to operate or expand non-hazardous solid waste landfills and transfer stations are difficult, time consuming and expensive to obtain. Obtaining permits often takes several years and requires numerous hearings, and is in addition to complying with land use, environmental and other regulatory requirements. IESI-BFC also often faces resistance from citizen groups and other environmental advocacy groups. Failure to obtain the required permits, licenses or approvals to establish new landfills and transfer stations or expand the permitted capacity of IESI-BFC's existing landfills and transfer stations could hinder vertical integration and impair its business strategy.

IESI-BFC's financial obligations to pay closure and post-closure costs of its landfills could exceed current reserves.

        IESI-BFC has material financial obligations to pay closure and post-closure costs in respect of its landfills. IESI-BFC has estimated these costs and made provisions for them, but these costs could exceed current reserves as a result of, among other things, any federal, provincial, state or local government regulatory action, including unanticipated closure and post-closure obligations. The requirement to pay increased closure and post-closure costs could substantially increase IESI-BFC's expenses and cause its net income to decline. For more information on IESI-BFC's landfill closure and post-closure costs, see "Management's Discussion and Analysis of Financial Condition and Results of Operations of IESI-BFC" beginning on page 113.

IESI-BFC may be unable to obtain performance or surety bonds, letters of credit or other financial assurances or to maintain adequate insurance coverage.

        If IESI-BFC is unable to obtain performance or surety bonds, letters of credit or insurance, it may not be able to enter into additional solid waste or other collection contracts or retain necessary landfill operating permits. Collection contracts, municipal contracts and landfill closure and post-closure obligations may require performance or surety bonds, letters of credit or other financial assurance to secure contractual performance or comply with federal, provincial, state or local environmental laws or regulations. IESI-BFC typically satisfies these requirements by posting bonds. As of December 31, 2009, IESI-BFC had $218.1 million of such bonds in place. Closure bonds are difficult and costly to obtain. If IESI-BFC was unable to obtain performance or surety bonds or additional letters of credit in sufficient amounts or at acceptable rates, it could be precluded from entering into additional collection contracts or obtaining or retaining landfill operating permits. Any future difficulty in obtaining insurance also could impair its ability to secure future contracts that are conditional upon the contractor having adequate insurance coverage. Accordingly, IESI-BFC's failure to obtain performance or surety bonds, letters of credit or other financial assurances or to maintain adequate insurance coverage could limit its operations or violate federal, provincial, state or local requirements, which could have a materially adverse effect on its business, financial condition and results of operations.

IESI-BFC's existing debt contains restrictive covenants and requires it to meet certain financial ratios and financial condition tests.

        The terms of IESI-BFC's debentures, term loan, revolving credit facilities and variable rate demand solid waste disposal revenue bonds contain restrictive covenants that limit the discretion of its management with respect to certain business matters. These covenants place restrictions on, among other things, IESI-BFC's ability to incur additional indebtedness, to create liens or other encumbrances, to pay dividends on shares and Participating Preferred Shares ("Participating Preferred Shares" or "PPSs") above certain levels or make certain other payments, investments, loans and guarantees, and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the debentures and revolving credit facilities contain a number of financial covenants that require IESI-BFC to meet certain financial ratios and financial condition tests. A failure to comply with the terms of any of these facilities could result in an event of default which, if not cured or waived, could result in accelerated repayment. If the repayment of any of these facilities was to be accelerated, IESI-BFC cannot assure you that IESI-BFC's assets would be sufficient to repay these facilities in full.

IESI-BFC may engage in acquisitions or mergers, which may adversely affect the profit, revenues, profit margins or other aspects of its business, and it may not realize the anticipated benefits of future acquisitions or mergers to the degree anticipated.

        IESI-BFC's growth strategy is based, in part, on its ability to acquire other non-hazardous solid waste management businesses. The success of this acquisition strategy will depend, in part, on its ability to:

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  identify suitable businesses to buy;

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  negotiate the purchase of those businesses on acceptable terms;

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  complete the acquisitions within IESI-BFC's expected time frame;

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  improve the results of operations of the businesses that IESI-BFC buys and successfully integrate their operations into its own; and

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  respond to any concerns expressed by regulators, including anti-trust or competition law concerns.

        IESI-BFC may fail to properly complete any or all of these steps.

        Many of IESI-BFC's competitors are also seeking to acquire collection operations, transfer stations and landfills, including competitors that have greater financial resources than IESI-BFC does. Increased competition may reduce the number of acquisition targets available to IESI-BFC and may lead to unfavorable terms as part of any acquisition, including high purchase prices. If acquisition candidates are unavailable or too costly, IESI-BFC may need to change its business strategy.

        IESI-BFC's integration plan for acquisitions will contemplate certain cost savings, including the elimination of duplicative personnel and facilities. Unforeseen factors may offset the estimated cost savings or other components of IESI-BFC's integration plan in whole or in part and, as a result, it may not realize any cost savings or other benefits from future acquisitions. Further, any difficulties IESI-BFC encounters in the integration process could interfere with its operations and reduce its operating margins. Even if IESI-BFC is able to make acquisitions on advantageous terms and is able to integrate them successfully into its operations and organization, some acquisitions may not fulfill its strategy in a given market due to factors that it cannot control, such as market position or customer base. As a result, operating margins could be less than IESI-BFC originally anticipated when it made those acquisitions. In such cases, it may change its strategy with respect to that market or those businesses and decide to sell the operations at a loss, or keep those operations and recognize an impairment of goodwill, capital or intangible assets/landfill assets.

Future acquisitions may increase IESI-BFC's capital requirements.

        IESI-BFC cannot be certain that it will have enough capital or that it will be able to raise capital by issuing equity or debt securities or through other financing methods on reasonable terms, if at all, to complete the purchases of any non-hazardous solid waste management businesses that it wants to acquire. Acquisitions may increase IESI-BFC's capital requirements.

IESI-BFC may be unable to successfully manage its growth.

        IESI-BFC's growth strategy will continue to place significant demands on its financial, operational and management resources. In order to continue its growth, IESI-BFC may need to add administrative, management and other personnel, and make additional investments in operations and systems. IESI-BFC cannot assure you that it will be able to find and train qualified personnel, or do so on a timely basis, or expand its operations and systems or expand and/or replace landfill capacity to the extent, and in the time, required.

IESI-BFC may lose contracts through competitive bidding or early termination.

        IESI-BFC derives a portion of its revenue from municipal contracts that require competitive bidding by potential service providers. Although IESI-BFC intends to continue to bid on municipal contracts and to re-bid its existing municipal contracts, such contracts may not be maintained or won in the future. IESI-BFC may also be unable to meet bonding requirements for municipal contracts at a reasonable cost to it or at all. These requirements may limit IESI-BFC's ability to bid for some municipal contracts and may favor some of its competitors.

        IESI-BFC also derives a portion of its revenue from non-municipal contracts, which generally have a term of three to five years. Some of these contracts permit IESI-BFC's customers to terminate them before the end of the contractual term. Any failure by IESI-BFC to replace revenue from contracts lost through competitive bidding, termination or non-renewal within a reasonable time period could result in a decrease in its operating revenue and its earnings.

IESI-BFC depends on third-party disposal customers at its landfills and IESI-BFC cannot assure you that it will maintain these relationships or continue to provide services at current levels.

        Operating and maintaining a landfill is capital intensive and generally requires performance bonds and letters of credit to secure performance and financial obligations. As a result, a steady volume of waste is required over the operating life of the landfill in order to maintain profitable operations. The loss of third-party disposal customers could reduce IESI-BFC's revenues and profitability. For the year ended December 31, 2009, approximately 54% of the total tonnage received by IESI-BFC's landfills was derived from disposal of waste received from third-party disposal customers. Accordingly, IESI-BFC depends on maintaining a certain level of third-party disposal customers at its landfills in order to be able to continue to operate its landfills at profitable levels.

        IESI-BFC cannot assure you that it will maintain its relationships or continue to provide services to any particular disposal customer at current levels. IESI-BFC also cannot assure you that third-party customers will continue to utilize these sites and pay acceptable gate rates that generate acceptable margins for IESI-BFC. Decreases could occur if new landfills open, if IESI-BFC's existing disposal customers fail to renew their contracts, if the volume of waste disposals decrease or if IESI-BFC is unable to increase its gate rates to correspond with its increasing costs of operations. In addition, new contracts for disposal services entered into by IESI-BFC may not have terms similar to those contained in current arrangements with existing customers, in which case revenues and profitability could decline.

IESI-BFC's Canadian and U.S. operations are geographically concentrated and susceptible to local economies, regulations and seasonal fluctuations.

        IESI-BFC's Canadian operations are concentrated in 20 markets in the provinces of British Columbia, Alberta, Manitoba, Ontario and Québec and are susceptible to those markets' local economies, regulations and seasonal fluctuations.

        IESI-BFC's U.S. operations are geographically concentrated in the northeastern and southern United States and are susceptible to those regions' local economies, regulations and seasonal fluctuations. IESI-BFC operates in the following ten states: Texas, Arkansas, Missouri, Oklahoma, Louisiana, Mississippi, New York, New Jersey, Pennsylvania and Maryland, as well as the District of Columbia.

        IESI-BFC's U.S. operations derived more than 31.8% of their revenue during 2008 and 32.6% of their revenue for 2009 from services provided in Texas, and more than 41.0% of their revenue during 2008 and 38.7%

of their revenue for 2009 from services provided in New York. Accordingly, economic downturns in Texas or New York and other factors affecting such states, such as state regulations affecting the non-hazardous solid waste management industry or severe weather conditions, could have a material adverse effect on IESI-BFC's business, financial condition and results of operations.

        In addition, seasonality may temporarily affect IESI-BFC's revenues and expenses. IESI-BFC generally experiences lower construction and demolition (C&D) debris volumes during the winter months when the construction industry is less active. Frequent and/or heavy snow and ice storms can also affect revenues, primarily from transfer station and landfill operations, which are volume based, and the productivity of collection operations. Higher than normal rainfall and more frequent rain storms over a 30 to 90 day period can put additional stress on the construction industry by lowering the volumes of waste handled in IESI-BFC's landfills.

Revenues generated under municipal contracts with New York City represented 4.3% of IESI-BFC's revenues from its U.S. operations in 2009. Termination, modification or non-renewal of such contracts could have a material adverse effect on IESI-BFC's business, results of operations and financial condition.

        IESI-BFC attributed 4.4% of its revenue from its U.S. operations in 2008 and 4.3% of its revenue from its U.S. operations for 2009 to its municipal contracts with New York City. On November 1, 2008, two of these contracts were renewed by New York City for three years and included two one-year renewal options at the City's option. The last of the three contracts was renewed in February 2010 for three years, and included two one-year renewals at the City's option. Contracts with New York City can be terminated by New York City upon 10 days' notice. If these contracts are terminated, or if they are not renewed, IESI-BFC may not be able to replace the resulting lost revenue. Such a loss could have a material adverse effect on IESI-BFC's business, financial condition and results of operations.

        In addition, during 2002, New York City announced changes to its solid waste management plan that would include reducing or eliminating the City's reliance on private transfer stations, such as the ones IESI-BFC operates in New York City. While the plan is preliminary and has undergone substantial revision, New York City continues to pursue major changes in its system for transferring and disposing of municipal waste. Since the announcement in 2002, New York City has requested proposals for alternative methods of handling municipal waste. IESI-BFC has and will continue to make proposals as requested by the City until the City decides on the final plan and contractors. If New York City implements changes to this system, it is possible that IESI-BFC's existing contracts with the City would be modified, terminated or would not be renewed.

Some of IESI-BFC's employees are covered by collective bargaining agreements and efforts by labor unions to renegotiate those agreements or to organize IESI-BFC's employees could divert management's attention from its business or increase its operating cost.

        As of December 31, 2009, approximately 590, or 21%, of IESI-BFC's U.S. employees were covered by collective bargaining agreements negotiated with six separate labor unions. These collective bargaining agreements have terms ranging from three to five years, except for one which has a one-year renewal. These collective bargaining agreements expire through 2015. As of December 31, 2009, approximately 600, or 42%, of IESI-BFC's Canadian employees were covered by collective bargaining agreements that have terms ranging from three to five years, except for one which has a one-year renewal. These collective bargaining agreements expire through 2012.

        The negotiation or renegotiation of these agreements could divert management's attention away from other business matters. If IESI-BFC is unable to negotiate acceptable collective bargaining agreements, it may have to wait through "cooling off" periods, which are often followed by union initiated work stoppages, including strikes. Unfavorable collective bargaining agreements, work stoppages or other labor disputes may result in increased operating expenses and reduced operating revenue.

Fluctuating fuel costs impact IESI-BFC's operating expenses and it may be unable to fully offset increased fuel costs through fuel surcharges.

        The price of fuel is unpredictable and fluctuates based on events outside of IESI-BFC's control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries, regional production patterns and environmental concerns. IESI-BFC needs a significant amount of fuel to operate its collection and transfer trucks, and any price escalations will increase its operating expenses and could have a negative impact on its consolidated financial condition, results of operations and cash flows. IESI-BFC will from time to time, in accordance with the terms of most of its customer contracts, attempt to offset increased fuel costs through the implementation of fuel surcharges. However, IESI-BFC may be unable to pass through all of the increased fuel costs due to the terms of certain customers' contracts and market conditions.

IESI-BFC depends on members of its management team and if it is unable to retain them, its operating results could suffer.

        IESI-BFC's future success will depend on, among other things, its ability to keep the services of its management and to hire other highly qualified employees at all levels. IESI-BFC will compete with other potential employers for employees, and it may not be successful in hiring and keeping the services of executives and other employees that it needs. The loss of the services of, or the inability to hire, executives or key employees could hinder IESI-BFC's business operations and growth.

IESI-BFC may record material charges against its earnings due to any number of events that could cause impairments to its assets.

        In accordance with U.S. GAAP, IESI-BFC capitalizes certain expenditures and advances relating to disposal site development and expansion projects. Events that could, in some circumstances, lead to an impairment include, but are not limited to, shutting down a facility or operation or abandoning a development project or the denial of an expansion permit. If IESI-BFC determines that a development or expansion project is impaired, IESI-BFC will charge against earnings any unamortized capitalized expenditures and advances relating to such facility or project reduced by any portion of the capitalized costs that it estimates will be recoverable, through sale or otherwise. IESI-BFC also carries a significant amount of goodwill on its consolidated balance sheet, which is required to be assessed for impairment annually, and more frequently in the case of certain triggering events. IESI-BFC may be required to incur charges against earnings if it determines that certain events (such as the recent downturn in the recycling commodities market) could potentially cause the carrying value of its assets to be greater than their fair value, resulting in an impairment to goodwill. Any such charges could have a material adverse effect on IESI-BFC's results of operations.

IESI-BFC cannot assure you that its insurance coverage will be sufficient to cover all losses or claims that it may incur.

        IESI-BFC seeks to obtain and maintain, at all times, insurance coverage in respect of its potential liabilities and the accidental loss of value of its assets from risks, in those amounts, with those insurers, and on those terms it considers appropriate, taking into account all relevant factors, including the practices of owners of similar assets and operations. However, not all risks are covered by insurance, and IESI-BFC cannot assure you that insurance will be available consistently or on an economically feasible basis or that the amounts of insurance will be sufficient to cover losses or claims that may occur involving its assets or operations.

IESI-BFC is subject to various laws and regulations, which, if violated, could subject it to sanctions or third-party litigation or, if changed, could lead to increased costs or the interruption of normal business operations that would negatively impact its business, results of operations and financial condition.

        IESI-BFC's equipment, facilities and operations are subject to extensive and changing federal, provincial, state and local laws and regulations relating to environmental protection, health, safety, training, land use, transportation and related matters. These include, among others, laws and regulations governing the use, treatment, transportation, storage and disposal of solid and hazardous wastes and materials, air quality, water quality, permissible or mandatory methods of processing waste and the remediation of contamination associated with the release of hazardous substances.

        IESI-BFC's compliance with regulatory requirements is costly. IESI-BFC may be required to enhance, supplement or replace its equipment and facilities and to modify landfill operations and, if it is unable to comply with applicable regulatory requirements, it could be required to close landfills. IESI-BFC may not be able to offset the cost of complying with these requirements. In addition, environmental regulatory changes or an inability to obtain extensions to the life of a landfill could accelerate or increase accruals or expenditures for closure, final closure and post-closure monitoring and obligate IESI-BFC to spend sums in addition to those presently accrued for such purposes.

        From time to time, federal, provincial, state or local authorities consider and sometimes enact laws or regulations imposing fees or other charges on waste disposed of at landfills. If any significant fees are imposed in jurisdictions in which IESI-BFC operates and it is not able to pass the fees through to its customers, its operations and profitability could be negatively affected.

        IESI-BFC must also comply with the requirements of federal, provincial and state laws and regulation related to worker health and safety. These requirements can be onerous and include, in Canada, a requirement that any person that directs (or has the authority to direct) how another person does work or performs a task must take reasonable steps to prevent injury or illness to any person arising from that work or task. Failure to comply with these requirements may result in criminal or quasi-criminal proceedings and related penalties.

        The operational and financial effects of the various laws and regulations concerning IESI-BFC's business could require it to make material expenditures or otherwise materially adversely affect the way it operates its business, as well as have a material adverse effect on its business, financial condition and results of operations.

IESI-BFC is subject to various environmental requirements, which, if violated, could subject it to sanctions or third-party litigation.

        IESI-BFC could be subject to legal action relating to compliance with environmental laws or regulations, and to civil claims from parties alleging some harm as a consequence of the migration or presence of contamination (including from waste), odors and other releases to the environment or other environmental matters (including the acts or omissions of its predecessors) for which IESI-BFC may be responsible.

        Non-hazardous solid waste management companies are often subject to close scrutiny by federal, provincial, state and local regulators, as well as private citizens and environmental advocacy groups, and may be subject to judicial and administrative proceedings, including proceedings relating to their compliance with environmental and local land use laws.

        From time to time, IESI-BFC has received, and may in the ordinary course of business in the future receive, charges, orders, citations or notices from governmental authorities requiring that it take certain actions and/or alleging, among other things, that its operations are not in compliance with its permits or certain applicable environmental or land use laws or regulations. IESI-BFC will generally seek to work with the relevant authorities and citizens and citizen groups to resolve the issues raised by these citations or notices. However, IESI-BFC may not always be successful in resolving these types of issues without resorting to litigation or other formal proceedings. Any adverse outcome in these proceedings, whether formal or informal, could result in negative publicity, reduce the demand for IESI-BFC's services and negatively impact its revenue. A significant judgment against IESI-BFC, the loss of a significant permit or license or the imposition of a significant penalty could also have a material adverse effect on IESI-BFC's financial condition and results of operations.

IESI-BFC could be liable for contamination by hazardous substances.

        IESI-BFC could be liable to federal, provincial or state governments or other parties if hazardous (or other regulated or potentially harmful) substances contaminate or have contaminated properties, including soil or water under its properties, or if such substances (including from waste) from IESI-BFC's properties or operations contaminate or have contaminated the properties of others. IESI-BFC could be liable for this type of contamination even if the contamination did not result from its activities or occurred before it owned or operated the properties. IESI-BFC also could be liable for such contamination at properties to which it transported such substances or arranged to have hazardous substances transported, treated or disposed.

        Certain environmental laws, such as the Comprehensive Environmental Response, Compensation and Liability Act, as amended ("CERCLA"), and similar federal, provincial and state laws, impose joint and several as well as strict liability in connection with environmental contamination, which means that IESI-BFC could have to pay all recoverable damages, even if it did not cause or permit the event, circumstance or condition giving rise to the damages. Moreover, many substances are defined as "hazardous" under environmental laws and their presence, even in minute amounts, can result in substantial liability. While IESI-BFC may seek contribution for these expenses from others, it may not be able to identify who the other responsible parties are and IESI-BFC may not be able to compel them to contribute to these expenses or they may be insolvent or unable to afford to contribute. If IESI-BFC incurs such liability under federal, provincial or state laws and if it cannot identify other parties whom it can compel to contribute to IESI-BFC's expenses and who are financially able to do so, it could have a material adverse effect on IESI-BFC's financial condition and results of operations.

        In addition, IESI-BFC has previously acquired, and may in the future acquire, businesses that may have handled and stored, or will handle and store, regulated substances, including petroleum products, at their facilities. These businesses may have released substances into the soil or groundwater. They also may have transported or disposed of substances or arranged to have transported, disposed of or treated substances to or at other properties where substances were released into soil or groundwater. Depending on the nature of IESI-BFC's acquisition of these businesses and other factors, IESI-BFC could be liable for the cost of cleaning up any contamination, and other damages, for which the acquired businesses are liable. Any indemnities or warranties IESI-BFC obtained or obtains in connection with the purchases of these businesses may not be sufficient to cover these liabilities, due to limited scope, amount or duration, the financial limitations of the party who gave or gives the indemnity or warranty or other reasons. Moreover, available insurance does not cover liabilities associated with some environmental issues that may have existed prior to attachment of coverage.

        If the total cost of compliance or any remediation substantially exceeds IESI-BFC's applicable reserves and insurance coverage, it could have a material adverse effect on its business, financial condition and results of operations.

Governmental authorities may enact climate change regulations that could increase IESI-BFC's costs to operate.

        Environmental advocacy groups and regulatory agencies in Canada and in the United States have been focusing considerable attention on the emissions of greenhouse gases and their potential role in climate change. As a consequence, governments have begun (and are expected to continue) devising and implementing laws and regulations that require reduced, or are intended to reduce, greenhouse gas emissions. The adoption of such laws and regulations, including the auction of allowances (for certain greenhouse gas emissions) and the imposition of fees, taxes or other costs, could adversely affect IESI-BFC's collection and disposal operations. As an example, certain jurisdictions in which IESI-BFC operates are contemplating air pollution control regulations that are more stringent than the existing requirements. Changing environmental regulations could require IESI-BFC to take any number of actions, including the purchase of emission allowances or the installation of additional pollution control technology, and could make IESI-BFC's operations less profitable, which could adversely affect its results of operations.

IESI-BFC's business is highly competitive, which could reduce its profitability or limit its growth potential.

        The North American non-hazardous solid waste management industry is very competitive. IESI-BFC faces competition from several larger competitors and a large number of local and regional competitors. Some of IESI-BFC's competitors have significantly larger operations, significantly greater financial resources and greater name recognition or are able or willing to provide or bid their services at a lower price. Because companies can enter the collection segment of the non-hazardous solid waste management industry with very little capital or technical expertise, there are a large number of regional and local collection companies in the industry. IESI-BFC faces competition from these businesses in the markets and regions it currently serves.

        Similar competition may exist in each location into which IESI-BFC tries to expand in the future. In addition to national and regional firms and numerous local companies, IESI-BFC will compete in certain markets with those municipalities that maintain waste collection or disposal operations. These municipalities may have financial advantages due to their access to user fees and similar charges, tax revenue and tax exempt financing, and some control of the disposal of waste collected within their jurisdictions.

        In each market in which IESI-BFC operates a landfill, IESI-BFC competes for solid waste business on the basis of disposal or "tipping" fees, geographical location and quality of operations. IESI-BFC's ability to obtain solid waste business for its landfills may be limited by the fact that some major collection companies also operate landfills to which they send their waste. In markets in which IESI-BFC does not operate a landfill, its collection operations may operate at a disadvantage to fully integrated competitors.

Increasing efforts by provinces, states and municipalities to reduce landfill disposal could lead to IESI-BFC's landfills operating at a reduced capacity or force IESI-BFC to charge lower rates.

        Provinces, states and municipalities increasingly have supported the following alternatives to or restrictions on current landfill disposal:

  •
  reducing waste at the source, including recycling and composting;

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  prohibiting disposal of certain types of waste at landfills; and

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  limiting landfill capacity.

        Many provinces and states have enacted, or are currently considering or have considered enacting, laws regarding waste disposal, including:

  •
  requiring counties, regions and cities and municipalities under their jurisdiction to use waste planning, composting, recycling or other programs to reduce the amount of waste deposited in landfills; and

  •
  prohibiting the disposal of yard waste, tires and other items in landfills.

        These trends may reduce the volume of waste disposed of in landfills in certain areas, which could lead to IESI-BFC's landfills operating at a reduced capacity or force it to charge lower prices for landfill disposal services.

IESI-BFC routinely makes accounting estimates and judgments. If these are proven to be incorrect, subsequent adjustments could require IESI-BFC to restate its historical financial statements.

        IESI-BFC makes accounting estimates and judgments in the ordinary course of business. Such accounting estimates and judgments will affect the reported amounts of its assets and liabilities at the date of its financial statements and the reported amounts of its operating results during the periods presented. Additionally, IESI-BFC interprets the accounting rules in existence as of the date of its financial statements when the accounting rules are not specific to a particular event or transaction. If the underlying estimates are ultimately proven to be incorrect, or if IESI-BFC's auditors or regulators subsequently interpret its application of accounting rules differently, subsequent adjustments could have a material adverse effect on IESI-BFC's operating results for the period or periods in which the change is identified. Additionally, subsequent adjustments could require IESI-BFC to restate its historical financial statements.

The adoption of new accounting standards or interpretations could adversely affect IESI-BFC's financial results.

        IESI-BFC's implementation of and compliance with changes in accounting rules and interpretations could adversely affect its operating results or cause unanticipated fluctuations in its results in future periods. The accounting rules and regulations that IESI-BFC must comply with are complex and continually changing. While IESI-BFC believes that its financial statements have been prepared in accordance with U.S. GAAP, IESI-BFC cannot predict the impact of future changes to accounting principles or IESI-BFC's accounting policies on its financial statements going forward.

If IESI-BFC identifies deficiencies in its internal control over financial reporting, IESI-BFC could be required to restate its historical financial statements.

        IESI-BFC may face risks if there are deficiencies in its internal control over financial reporting and disclosure controls and procedures. IESI-BFC's board of directors, in coordination with the audit committee, is responsible for assessing the progress and sufficiency of its internal control over financial reporting and disclosure controls and procedures and makes adjustments as necessary. Any deficiencies, if uncorrected, could result in its financial statements being inaccurate and in future adjustments or restatements of its historical financial statements, which could adversely affect its business, financial condition and results of operations.

Risks Related to the Combined Company if the Merger is Completed

The price of the common shares of the combined company may be affected by factors different from those affecting the price of IESI-BFC common shares or WSI common stock independently.

        After completion of the merger, as the combined company integrates the businesses of IESI-BFC and WSI, the results of operations as well as the share price of the combined company may be affected by factors different than those factors affecting IESI-BFC and WSI as independent stand-alone entities. The combined company may face additional risks and uncertainties not otherwise facing each independent company prior to the merger. For a discussion of IESI-BFC's and WSI's businesses and certain factors to consider in connection with their respective businesses, see the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations of IESI-BFC" beginning on page 113 and "Management's Discussion and Analysis of Financial Condition and Results of Operations of WSI" beginning on page 216.

Charges to earnings resulting from the application of the acquisition method of accounting may adversely affect the market value of IESI-BFC common shares following the merger.

        In accordance with U.S. GAAP, IESI-BFC will be considered the acquiror of WSI for accounting purposes. IESI-BFC will account for the merger using the acquisition method of accounting. There may be charges related to the acquisition that are required to be recorded to IESI-BFC's earnings that could adversely affect the market value of IESI-BFC common shares following the completion of the merger. Under the acquisition method of accounting, IESI-BFC will allocate the total purchase price to the net assets acquired, including identifiable intangible assets, and liabilities assumed from WSI based on their fair values as of the date of the completion of the merger, and record any excess of the purchase price over those fair values as goodwill. For certain tangible and intangible assets, revaluing them to their fair values as of the completion date of the merger may result in IESI-BFC's incurring additional depreciation and amortization expense that may exceed the combined amounts recorded by IESI-BFC and WSI prior to the merger. This increased expense will be recorded by IESI-BFC over the useful lives of the underlying assets. In addition, to the extent the value of goodwill or intangible assets were to become impaired after the merger, IESI-BFC may be required to incur charges relating to the impairment of those assets.

The combined company will have substantial indebtedness following the merger, which may limit its financial flexibility.

        Immediately following the completion of the merger, the combined company is currently expected to have approximately $1,063.8 million in total debt and capital lease obligations outstanding and a higher debt to capital ratio than that of IESI-BFC on a stand-alone basis. This amount of indebtedness may limit the combined company's flexibility as a result of its debt service requirements, and may limit the combined company's ability to access additional capital and make capital expenditures and other investments in its business, to withstand economic downturns and interest rate increases, to plan for or react to changes in its business and its industry, and to comply with financial and other restrictive covenants in its indebtedness.

        Further, the combined company's ability to comply with the financial and other covenants contained in its debt instruments may be affected by changes in economic or business conditions or other events beyond its control. If the combined company does not comply with these covenants and restrictions (including covenants and restrictions in WSI's debt instruments that do not currently apply to IESI-BFC), it may be required to take actions such as reducing or delaying capital expenditures, reducing dividends, selling assets, restructuring or refinancing all or part of its existing debt, or seeking additional equity capital.

The waste industry is highly competitive and includes competitors that may have greater financial and operational resources and other competitive advantages that could make it difficult for the combined company to compete effectively.

        The combined company will compete with large national waste management companies, municipalities and numerous regional and local companies for collection and disposal accounts. Some of these competitors may have greater financial and operational resources than the combined company. Many counties and municipalities that operate their own waste collection and disposal facilities may have the benefits of tax revenues or tax-exempt financing. The combined company's ability to obtain solid waste volume for its landfills may also be limited by the fact that some major collection companies also own or operate landfills to which they send their waste. In markets in which the combined company does not own or operate a landfill, its collection operations may operate at a disadvantage to fully integrated competitors. As a result of these factors, the combined company may have difficulty competing effectively from time to time or in certain markets. If the combined company were to lower prices to address these competitive issues, it could negatively impact its revenue growth and profitability.

Fluctuating fuel costs will impact the operating expenses of the combined company and the combined company may be unable to fully offset increased fuel costs through fuel surcharges.

        The price of fuel is unpredictable and fluctuates based on events outside the control of IESI-BFC and WSI, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries, regional production patterns and environmental concerns.

        The combined company will need a significant amount of fuel to operate its collection and transfer trucks, and any price escalations will increase its operating expenses and could have a negative impact on its consolidated financial condition, results of operations and cash flows. The combined company will, from time to time, in accordance with the terms of most of its customer contracts, attempt to offset increased fuel costs through the implementation of fuel surcharges. However, the combined company may be unable to pass through all of the increased fuel costs due to the terms of certain customers' contracts and market conditions. In addition, through the uses of fuel hedges, it is intended that the combined company will actively manage a portion of the expenses related to fuel in its business to reduce the variability related to fluctuating fuel costs. There can be no assurance that these fuel hedges will successfully reduce any such variability.

Downturns in the U.S. or Canadian economy may have an adverse impact on the combined company's operating results.

        A weak economy generally results in decreases in the volumes of waste generated. In the past, weakness in the U.S. economy has had a negative effect on IESI-BFC's and WSI's operating results, including decreases in revenues, increases in costs and decreases in operating cash flows. Previous economic slowdowns have negatively impacted the portion of each company's collection business servicing the manufacturing and construction industries. In the future, in an economic slowdown, the combined company may experience the negative effects of increased competitive pricing pressure and customer turnover as well. There can be no assurance that worsening economic conditions or a prolonged or recurring recession will not have a significant adverse impact on the combined company's operating results or liquidity. Further, there can be no assurance that an improvement in economic conditions will result in an immediate, if at all positive, improvement in the combined company's operating results or cash flows.

Adverse weather conditions may limit the combined company's operations and increase the costs of collection and disposal.

        The combined company's collection and landfill operations could be adversely impacted by extended periods of inclement weather, which could increase the volume of waste collected under the combined company's existing contracts (without corresponding compensation), may interfere with collection and landfill operations, delay the development of landfill capacity or reduce the volume of waste generated by the combined company's customers. In addition, weather conditions may result in the temporary suspension of the combined company's operations, which could significantly affect the combined company's operating results in the affected regions during those periods.

Fluctuations in prices for recycled commodities that the combined company sells to customers may adversely affect its revenues, operating income and cash flows.

        IESI-BFC and WSI process recyclable materials such as paper, cardboard, plastics, aluminum and other metals for sale to third parties. The results of operations of the combined company may be affected by changing prices or market requirements for recyclable materials. The resale and purchase prices of, and market demand for, recyclable materials can be volatile due to numerous factors beyond the combined company's control. These fluctuations may affect the combined company's future revenues, operating income and cash flows.

The combined company will be subject to costly environmental regulations that may affect the combined company's operating margins, restrict its operations and subject the combined company to additional liabilities.

        The combined company's compliance with laws and regulations governing the use, treatment, storage, transfer and disposal of solid and hazardous wastes and materials, air quality, water quality and the remediation of contamination associated with the release of hazardous substances will be costly. Laws and regulations often require IESI-BFC and WSI to enhance or replace their equipment and to modify landfill operations or initiate final closure of a landfill. There can be no assurance that the combined company will be able to implement price increases sufficient to offset the cost of complying with these laws and regulations. In addition, environmental regulatory changes could accelerate or increase expenditures for capping, closure, post-closure and environmental remediation activities at solid waste facilities and obligate the combined company to spend sums in addition to those presently accrued for such purposes.

        In the future, the combined company's collection, transfer and landfill operations may also be affected by proposed federal and state legislation that may allow individual states to prohibit the disposal of out-of-state waste or to limit the amount of out-of-state waste that can be imported for disposal and may require states, under some circumstances, to reduce the amount of waste exported to other states. If this or similar legislation is enacted in states in which the combined company operates landfills that receive a significant portion of waste from out-of-state, the combined company's operations could be negatively affected due to a decline in landfill volumes and the increased costs of alternate disposal. The United States Congress could also propose "flow control" legislation, which may allow states and local governments to direct waste generated within their jurisdiction to a specific facility for disposal or processing. If this or similar legislation is enacted, state or local governments with jurisdiction over any of the combined company's landfills could act to limit or prohibit disposal or processing of waste in any of the combined company's landfills.

        In addition to the costs of complying with environmental regulations, IESI-BFC and WSI incur costs to defend against litigation brought by government agencies and private parties who may allege IESI-BFC or WSI is in violation of its permits and applicable environmental laws and regulations, or who assert claims alleging environmental damage, personal injury or property damage. As a result, the combined company may be required to pay fines or implement corrective measures, or may have its permits and licenses modified or revoked. A significant judgment against the combined company, the loss of a significant permit or license or the imposition of a significant fine could have a material adverse impact on the combined company's consolidated liquidity, financial condition or results of operations.

The combined company may be unable to obtain or maintain required permits or to expand existing permitted capacity of its landfills, which could decrease its revenues and increase its costs.

        There can be no assurance that the combined company will successfully obtain or maintain the permits it will require to operate its business because permits to operate non-hazardous solid waste landfills and to expand the permitted capacity of existing landfills have become more difficult and expensive to obtain. Permits often take years to obtain as a result of numerous hearings and compliance with zoning, environmental and other regulatory requirements. These permits are also often subject to resistance from citizen or other groups and other political pressures. Local communities and citizen groups, adjacent landowners or governmental agencies may oppose the issuance of a permit or approval the combined company may need, allege violations of the permits under which IESI-BFC or WSI currently operates or laws or regulations to which IESI-BFC or WSI is subject, or seek to impose liability on the combined company for environmental damage. Responding to these challenges has, at times, increased IESI-BFC's and WSI's costs and extended the time associated with establishing new facilities and expanding existing facilities. In addition, failure to receive regulatory and zoning approval may prohibit the combined company from establishing new facilities, maintaining permits for its facilities or expanding existing facilities. The combined company's failure to obtain the required permits to operate its non-hazardous solid waste landfills could hinder its ability to implement its vertical integration strategy and could have a material adverse impact on its future results of operations. Additionally, landfills typically operate at a higher margin than IESI-BFC's and WSI's other operations. The combined company also could incur higher costs due to the fact that it would be required to dispose of its waste in landfills owned by other waste companies or municipalities.

The combined company may have potential environmental liabilities that are not covered by its insurance; changes in insurance markets may impact the combined company's financial results.

        The combined company may incur liabilities for the deterioration of the environment as a result of its operations. If the combined company were to incur substantial liability for environmental damage, its insurance coverage may be inadequate to cover such liability. This could have a material adverse impact on the combined company's liquidity, financial condition and results of operations.

        Also, due to the variable condition of the insurance market, the combined company may experience in the future increased self-insurance retention levels and increased premiums. As the combined company assumes more risk for self-insurance through higher retention levels, it may experience more variability in its self-insurance reserves and expense.

Despite the combined company's efforts, it may incur additional hazardous substances liabilities in excess of amounts presently known and accrued.

        Each of IESI-BFC and WSI is a potentially responsible party at various sites under CERCLA, which provides for the remediation of contaminated facilities and imposes strict, joint and several liability for the cost of remediation on current owners and operators of a facility at which there has been a release or a threatened release of a "hazardous substance", on former site owners and operators at the time of disposal of the hazardous substance(s), and on persons who arrange for the disposal of such substances at the facility (e.g., generators of the waste and transporters who selected the disposal site). Hundreds of substances are defined as "hazardous" under CERCLA and their presence, even in minute amounts, can result in substantial liability. Notwithstanding the combined company's efforts to comply with applicable regulations and to avoid transporting and receiving hazardous substances, the combined company may have future additional liability under CERCLA or similar laws in excess of current liabilities accrued because such substances may be present in waste collected by the combined company or disposed of in the combined company's landfills, or in waste collected, transported or disposed of in the past by acquired companies. In addition, actual costs for these liabilities could be significantly greater than amounts presently accrued for these purposes.

The combined company cannot assure you that it will continue to operate its landfills at currently estimated volumes due to the use of alternatives to landfill disposal caused by state, provincial or local requirements or voluntary initiatives.

        Most of the states and provinces in which IESI-BFC and WSI operate landfills require counties and municipalities to formulate comprehensive plans to reduce the volume of solid waste deposited in landfills through waste planning, composting and recycling or other programs. Some state, provincial and local governments mandate waste reduction at the source and prohibit the disposal of certain types of wastes, such as yard wastes, at landfills. Although such actions are useful to protect the environment, these actions, as well as voluntary private initiatives by customers to reduce waste or seek disposal alternatives, may reduce the volume of waste going to landfills in certain areas. If this occurs, there can be no assurance that the combined company will be able to operate its landfills at the current estimated volumes or charge current prices for landfill disposal services due to the decrease in demand for such services.

If the combined company is unable to execute its business strategy, its waste disposal expenses could increase significantly.

        Implementation of the combined company's vertical integration strategy will depend on its ability to maintain appropriate collection operations, transfer stations and landfill capacity. The combined company cannot assure you that it will be able to replace such assets either timely or cost effectively. The combined company cannot assure you that it will be successful in expanding the permitted capacity of its current landfills once its landfill capacity has been reached. In such event, the combined company may have to dispose of collected waste at landfills operated by its competitors or haul the waste long distances at a higher cost to another of its landfills, either of which could significantly increase its waste disposal expenses. Any such failure of the combined company's vertical integration strategy could seriously harm the combined company's business, financial condition, results of operations and cash flows.

The solid waste industry is a capital-intensive industry and the amount the combined company will spend on capital expenditures may exceed its current expectations, which could require it to issue additional equity or debt to fund its operations or impair its ability to grow its business.

        The combined company's ability to be competitive and expand operations largely depends on its cash flow from operations and access to capital. IESI-BFC and WSI spent $122.3 million and $32.2 million, respectively, on capital expenditures during 2009. If the combined company's capital efficiency programs are unable to offset the impact of inflation and business growth, it may be necessary to increase the amount it spends.

        In addition, IESI-BFC and WSI spent approximately $7.1 million and $4.5 million, respectively, on landfill capping, closure and post-closure and environmental remediation during 2009. If the combined company makes acquisitions or further expands its operations, the amount it expends on capital, capping, closure, post-closure and environmental remediation expenditures will increase. The combined company's cash needs will also increase if the expenditures for capping, closure and post-closure activities increase above current estimates, which may occur over a long period due to changes in governmental regulations. Increases in expenditures will result in lower levels of cash flows.

        Further, federal regulations have tightened the emission standards on class A vehicles, which includes the collection vehicles the combined company will purchase. As a result, it could experience a reduction in operating efficiency. This could cause an increase in vehicle operating costs. Also, the combined company may reduce the number of vehicles it purchases until manufacturers adapt to the new standards to increase efficiency.

The combined company's goodwill or other intangible assets may become impaired, which could result in material non-cash charges to its results of operations.

        The combined company will have a substantial amount of goodwill and other intangible assets resulting from the merger. At least annually, or whenever events or changes in circumstances indicate a potential impairment in the carrying value as defined by U.S. GAAP, the combined company will evaluate this goodwill for impairment based on the fair value of each reporting unit. Estimated fair values could change if there are changes in the combined company's capital structure, cost of debt, interest rates, capital expenditure levels, operating cash flows, or market capitalization. Impairments of goodwill or other intangible assets could require material non-cash charges to the combined company's results of operations.

The possibility of impairments to disposal site developments, expansion projects or certain other projects could result in a material charge against the combined company's earnings.

        The combined company will capitalize certain expenditures relating to disposal site development, expansion projects, and other projects. If a facility or operation is permanently shut down or determined to be impaired, or a development or expansion project is not completed or is determined to be impaired, the combined company will charge against earnings any unamortized capitalized expenditures relating to such facility or project that the combined company is unable to recover through sale or otherwise. In future periods, the combined company may incur charges against earnings in accordance with this policy, or due to other events that cause impairments. Depending on the magnitude, any such charges could have a material adverse impact on the combined company's financial condition and results of operations.

Currently pending or future litigation or governmental proceedings could result in material adverse consequences, including judgments or settlements.

        IESI-BFC and WSI are and from time to time become involved in lawsuits, regulatory inquiries and governmental and other legal proceedings arising out of the ordinary course of their businesses. Many of these matters raise difficult and complicated factual and legal issues and are subject to uncertainties and complexities. The timing of the final resolutions to these types of matters is often uncertain. Additionally, the possible outcomes or resolutions to these matters could include adverse judgments or settlements, either of which could require substantial payments, adversely affecting the combined company's results of operations and liquidity.

If the combined company inadequately accrues for landfill capping, closure and post-closure costs, its results of operations and financial condition may be adversely affected.

        A landfill must be capped and closed, and post-closure maintenance must be commenced once the permitted capacity of the landfill is reached and additional capacity is not authorized. The combined company will have significant financial obligations relating to such capping, closure and post-closure costs of IESI-BFC's and WSI's existing owned or operated landfills and will have material financial obligations with respect to any future owned or operated landfills. The combined company will establish accrued liabilities for the estimated costs associated with such capping, closure and post-closure financial obligations. The combined company could underestimate such accruals and its financial obligations for capping, closure or post-closure costs could exceed the amount accrued and reserved or amounts otherwise receivable pursuant to trust funds established for this purpose. Such a shortfall could result in significant unanticipated charges to income. Additionally, if a landfill is required to be closed earlier than expected or its remaining air-space is reduced for any other reason, the accruals for capping, closure and post-closure could be required to be accelerated which could result in a material charge to income.

The combined company's financial statements will be based on estimates and assumptions that may differ from actual results.

        The combined company's financial statements will be prepared in accordance with U.S. GAAP and necessarily will include amounts based on estimates and assumptions made by management. Actual results could differ from these amounts. Significant items subject to such estimates and assumptions include the carrying value of long-lived assets, the depletion and amortization of landfill development costs, accruals for final capping, closure and post-closure costs, valuation allowances for accounts receivable and deferred tax assets, liabilities for potential litigation, claims and assessments, and liabilities for environmental remediation, employee benefit plans, deferred taxes, uncertain tax positions and self-insurance.

        There can be no assurance that the liabilities to be recorded for landfill and environmental costs will be adequate to cover the requirements of existing environmental regulations, future changes to or interpretations of existing regulations, or the identification of adverse environmental conditions previously unknown to management.

The introduction of new accounting rules, laws or regulations could adversely impact the combined company's results of operations.

        Complying with new accounting rules, laws or regulations could adversely impact the combined company's financial condition, results of operations or funding requirements, or cause unanticipated fluctuations in its results of operations in future periods.

 THE WSI SPECIAL MEETING

        This section contains information for WSI stockholders about the special meeting that WSI has called to allow its stockholders to consider and adopt the merger agreement. WSI is mailing this proxy statement/prospectus to its stockholders on or about June 7, 2010. Together with this proxy statement/prospectus, WSI is sending a notice of the special meeting and a form of proxy that WSI's board of directors is soliciting for use at the special meeting and at any adjournments or postponements of the meeting.

Date, Time and Place

        The WSI special meeting will take place on Wednesday, June 30, 2010 at 9:00 a.m. local time at the Hilton Garden Inn, 985 Syscon Road, Burlington, Ontario, Canada in the Labatt Hall "C".

Matters to be Considered

        At the special meeting, WSI stockholders will be asked to:

  •
  adopt the merger agreement; and

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  approve the adjournment or postponement of the special meeting if necessary or appropriate, including to solicit additional proxies.

Record Date; Stock Entitled to Vote; Attendance at the Meeting

        WSI's board of directors has fixed the close of business on May 19, 2010 as the record date for determining the WSI stockholders entitled to receive notice of and to vote at the special meeting. As of the close of business on the record date, 47,395,147 shares of WSI common stock were outstanding, held by approximately 95 holders of record. Only WSI stockholders are entitled to vote at the special meeting and are entitled to one vote for each share of WSI common stock held as of the record date.

        WSI stockholders may attend the special meeting or vote by proxy. Verification of stock ownership will be required at the meeting. If you own your shares in your own name or hold them through a bank, broker or other nominee (and can provide documentation showing ownership such as a letter from your bank, broker or other nominee or a recent account statement) at the close of business on the record date, you will be permitted to attend the meeting.

Recommendation of WSI's Board of Directors

        WSI's board of directors has determined that the merger is advisable and in the best interest of WSI and its stockholders and has approved the merger agreement and the transactions contemplated by the merger agreement. WSI's board of directors recommends that WSI stockholders vote "FOR" the proposal to adopt the merger agreement and "FOR" the proposal to adjourn or postpone the special meeting. See "The Merger — WSI's Reasons for the Merger; Recommendation of the Merger by the WSI Board of Directors" beginning on page 55.

        WSI stockholders should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the merger agreement and the proposed transaction. In addition, WSI stockholders are directed to the merger agreement, which is attached as Appendix A to this proxy statement/prospectus.

Quorum

        The presence, in person or by properly executed proxy, of the holders of a majority of the aggregate outstanding shares of WSI common stock entitled to vote is necessary to constitute a quorum at the special meeting. Abstentions, if any, will be counted for the purpose of determining whether a quorum is present.

Vote Required

        Assuming a quorum is present, adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of WSI common stock. The required vote of WSI stockholders on the merger is based upon the number of outstanding shares of WSI common stock and not the number of votes cast. Accordingly, abstentions, failure to submit a vote and broker non-votes, if any, all have the same effect as votes "AGAINST" adoption of the merger agreement. Under Delaware law, WSI stockholders who do not vote in favor of the merger agreement are not entitled to appraisal rights in connection with the merger.

        Approval of the proposal relating to the adjournment or postponement of the special meeting, if necessary or appropriate, including to solicit additional proxies, requires the affirmative vote of the holders of a majority of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter, whether or not a quorum is present. Because approval of this proposal is based on the affirmative vote of the shares present in person or by proxy, abstentions and broker non-votes, if any, have the same effect as votes "AGAINST" adjournment or postponement of the special meeting. The failure to submit a vote will have no effect on the outcome of the proposal to adjourn or postpone the special meeting.

        A NYSE member broker who holds shares in street name for a customer has the authority to vote on certain items if the broker does not receive instructions from the customer. Under the rules that govern brokers who have record ownership of shares that are held in street name for their clients, the beneficial owners of the shares, brokers have discretion to vote these shares on routine matters but not on non-routine matters. The approval of the merger agreement is not considered a routine matter. Accordingly, brokers will not have discretionary voting authority to vote shares of WSI common stock at the WSI special meeting. A "broker non-vote" occurs when brokers do not have discretionary voting authority and have not received instructions from the beneficial owners of the shares. A broker will not be permitted to vote on the approval of the merger agreement without instruction from the beneficial owner of the shares of WSI common stock held by that broker. Accordingly, shares of WSI common stock beneficially owned that have been designated on proxy cards by the broker, bank or nominee as not voted (broker non-vote) will not be counted as votes cast for or against the proposal to approve the merger agreement.

Voting of Proxies by Holders of Record

        To vote by proxy, after carefully reading and considering the information contained in this document, please complete, sign, date and return the enclosed proxy card to American Stock Transfer & Trust Company, 6201 15th Ave., 3rd Floor, Brooklyn, NY 11219.

        All shares represented by valid proxies that WSI receives through this solicitation, and that are not revoked, will be voted in accordance with the instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted "FOR" the adoption of the merger agreement and "FOR" the proposal to adjourn or postpone the special meeting, if necessary, including to solicit additional proxies.

        Your vote is important regardless of the number of shares you own. Whether or not you plan to attend the special meeting in person, please complete, date, sign and return the enclosed proxy card in the enclosed envelope. Proxies must be received by 11:59 p.m. (Eastern time) on Tuesday, June 29, 2010. If you attend the special meeting, you may vote in person if you wish, even if you have previously returned your proxy card. Please vote at your first opportunity.

Shares Held in Street Name

        If your shares are held through a bank, broker or other nominee (that is, if your shares are held in "street name"), you will receive separate voting instructions from your bank, broker or other nominee with your proxy materials. If you do not provide voting instructions to your broker, your shares will not be voted, which will have the same effect as a vote "AGAINST" the merger.

Revocability of Proxies

        You can revoke a proxy at any time before the vote is taken at the special meeting (a) by sending an instrument in writing revoking the proxy or (b) by sending another duly executed proxy bearing a later date, in each case to American Stock Transfer & Trust Company, 6201 15th Ave., 3rd Floor, Brooklyn, NY 11219, at any time prior to the taking of the vote to which such proxy relates. You may also revoke a proxy by attending the special meeting and voting in person. Any earlier proxy will thereby be revoked. However, simply attending the meeting without voting will not revoke an earlier proxy you may have given. If you hold your shares through a bank, broker or other nominee, you should contact them directly if you wish to revoke your proxy.

Solicitation of Proxies

        WSI will bear the entire cost of soliciting proxies from its stockholders and mailing this proxy statement/prospectus. In addition to solicitation of proxies by mail, WSI will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of WSI common stock and secure their voting instructions, if necessary. Pursuant to the regulations of the SEC and NYSE, WSI will reimburse the record holders for their reasonable expenses in taking those actions.

        Proxies may be solicited by directors, officers and employees of WSI in person or by telephone or other means, for which such persons will receive no special or additional compensation.

Voting Power of WSI's Directors and Officers

        As of the WSI record date, directors and executive officers of WSI and their affiliates had the right to vote 4,101,223 shares of WSI common stock, representing approximately 8.7% percent of the shares entitled to vote at the special meeting (excluding shareholders Westbury (Bermuda) Ltd., Kelso Investment Associates VI L.P. and KEP VI, LLC). WSI currently expects that its directors and executive officers will vote such shares "FOR" the adoption of the merger agreement and "FOR" the proposal to adjourn or postpone the special meeting, if necessary, including to solicit additional proxies.

Voting Agreements

        At the time the merger agreement was executed, certain holders of common stock of WSI entered into voting agreements with IESI-BFC whereby such stockholders agreed to vote the shares of WSI's common stock owned by them in favor of the adoption of the merger agreement. As of the record date, these stockholders were the beneficial owners with respect to 16,778,215 shares of WSI common stock in the aggregate. As of the record date, these stockholders are entitled to vote 35.4% of the outstanding voting stock of WSI.

        The voting agreements will terminate on the earlier to occur of (i) termination of the merger agreement in accordance with its terms, (ii) the written agreement of the parties to terminate the voting agreement, or (iii) at the option of any such stockholder upon the execution of any amendment, modification, change or waiver with respect to the merger agreement that results in a decrease in the merger consideration. The voting agreements are described in more detail beginning on page 97 and are included as Appendix B, Appendix C and Appendix D to this proxy statement/prospectus. We urge you to read the voting agreements in their entirety.

Householding of Special Meeting Materials

        The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements with respect to two or more stockholders sharing the same address by delivering a single proxy statement addressed to those stockholders. This process, which is commonly referred to as "householding", potentially provides extra convenience for stockholders and cost savings for companies. WSI and some brokers household proxy materials, delivering a single proxy statement to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker or from WSI that they or WSI will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement/prospectus, or if you are receiving multiple copies of the proxy statement/prospectus and wish to receive only one, please notify your broker if your shares are held in a brokerage account or WSI if you hold registered shares. You can notify WSI by sending a written request addressed to American Stock Transfer & Trust Company, 6201 15th Ave., 3rd Floor, Brooklyn, NY 11219. WSI will deliver promptly, upon written or oral request, a separate copy of the proxy statement/prospectus to a registered stockholder at a shared address to which a single copy of the document was delivered.

Other Business

        WSI's board of directors is not aware of any other business to be acted upon at the special meeting.

        For additional questions about the merger or voting procedures, please contact American Stock Transfer & Trust Company, 6201 15th Avenue, 3rd Floor, Brooklyn, NY 11219.

 THE MERGER

Effects of the Merger

        Upon completion of the merger, Merger Sub, a Delaware corporation and a wholly owned subsidiary of IESI-BFC newly organized to effect the merger, will merge with and into WSI. WSI will be the surviving corporation in the merger and will thereby become a wholly owned subsidiary of IESI-BFC. Merger Sub has not carried on any activities other than in connection with the merger agreement.

        In the merger, each outstanding share of WSI common stock (other than shares owned by WSI, IESI-BFC, Merger Sub or their subsidiaries, which will be cancelled) will be converted into the right to receive 0.5833 common shares of IESI-BFC for each share of WSI common stock, with cash paid in lieu of fractional shares. This exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to closing of the merger (subject to the procedures described under "Proposal No. 1: The Merger Agreement — Conditions to the Merger" beginning on page 93). IESI-BFC shareholders will continue to hold their existing IESI-BFC common shares.

Background of the Merger

        From time to time, the board of directors and management of WSI met to consider the various strategic alternatives available to maximize stockholder value.

        In February of 2008, WSI was contacted by a private equity firm which had previously purchased assets from WSI. WSI provided financial and other information to the private equity firm and engaged in discussions with the private equity firm regarding this information and due diligence involving WSI generally, with a particular focus on WSI's U.S. operations. WSI and the private equity firm discussed the general framework for a transaction but no specific terms were discussed. The private equity firm terminated the negotiations for reasons WSI believes were unrelated to WSI's operations.

        On June 30, 2008, WSI was contacted and entered into a confidentiality agreement with another private equity firm. WSI provided financial and other information to the private equity firm and engaged in discussions with the private equity firm regarding this information and due diligence involving WSI generally, with a particular focus on WSI's U.S. operations. WSI and the private equity firm discussed the general framework for a transaction including valuation considerations and a separation of WSI's U.S. and Canadian assets but no specific terms were discussed. The parties were unable to reach an agreement regarding valuation and transaction structure.

        On August 24, 2009, senior executives of WSI and IESI-BFC met to discuss the parameters of a potential transaction. This meeting was prompted in part by the public release of each company's operating results for the second quarter of 2009 and the feeling by senior executives that it would be beneficial for the two companies to have preliminary discussions at that time.

        In September 2009, WSI engaged in discussions regarding a strategic transaction with another publicly-traded non-hazardous waste company. WSI provided the other company with high level information but no formal due diligence was conducted. After preliminary discussions, which did not involve specific terms, the other company decided that a transaction with WSI was not a good geographic fit and the discussions were terminated.

        On October 15, 2009, as a continuation of, and follow-up to, their prior meeting on August 24, 2009, senior executives of WSI and IESI-BFC held a meeting and agreed to pursue the possibility of a transaction involving a combination of the companies.

        On October 19, 2009, senior executives of WSI and IESI-BFC met again. During the meeting, they executed a confidentiality agreement providing for the exchange of information relating to a potential transaction, and then discussed certain high-level due diligence issues.

        On October 27, 2009, senior members of management of WSI and certain WSI directors met to discuss the potential transaction, and also the possibility that certain shareholders of WSI might execute voting agreements.

        At a meeting of senior executives of the two companies on October 30, 2009, senior management of both companies engaged in discussion of the valuation of a transaction. At the conclusion of all of the negotiations between the parties, an agreement was reached that WSI shareholders would receive approximately 30 million shares of IESI-BFC based on the two companies' views of the value of WSI and its future prospects. The exchange ratio also took into account the value and nature of WSI's stock options, warrants and restricted stock units.

        On November 4, 2009, senior executives of WSI and IESI-BFC discussed a time frame for the transaction.

        On November 5, 2009, IESI-BFC and WSI exchanged formal due diligence request lists setting forth certain categories of information each party desired to receive with respect to the other party. Over the next few days, the parties, together with their advisors, commenced formal due diligence on each other.

        From November 5 to November 7, 2009, the senior management of IESI-BFC and WSI discussed parameters of a possible transaction, including with respect to the exchange ratio, timing and regulatory matters.

        On November 7, 2009, IESI-BFC sent to WSI a draft of the merger agreement and voting agreements for significant WSI stockholders. From November 7, 2009 to November 11, 2009, the parties, through their advisors, engaged in negotiations and discussions regarding the proposed merger agreement, with the central topics of discussion generally focusing on conditions, termination events and termination fee, regulatory approvals, and the ability of WSI to entertain alternative proposals.

        From November 7, 2009 to November 11, 2009, IESI-BFC negotiated the terms of the voting agreements with the counter-parties thereto.

        On November 9, 2009, WSI engaged CIBC to act as its financial advisor. WSI selected CIBC based on the experience of WSI and its management and board of directors with members of the CIBC team in past engagements, as well as a conflict of interest at another prospective financial advisor considered by WSI.

        On November 9, 2009, WSI and IESI-BFC executed an amended confidentiality agreement and WSI's board of directors met with members of WSI's management and representatives of CIBC and Akin Gump Strauss Hauer & Feld LLP, which we refer to as Akin Gump. At this meeting, WSI's management discussed with the board of directors the framework of a possible transaction with IESI-BFC and the issues that were still open between the parties, and outside counsel described to the board of directors the contractual provisions of the potential transaction between the parties and the fiduciary duties of WSI's board of directors. Also at this meeting, CIBC discussed with the board of directors various financial metrics and multiples applicable to the proposed combination and the framework that CIBC would use to render an opinion as to the fairness of the merger consideration.

        Throughout the negotiations with IESI-BFC, WSI's board of directors was concerned about protecting WSI shareholders from a significant decline in the price of IESI-BFC's shares. As a result, throughout these negotiations, WSI insisted that the terms of a merger agreement provide for a potential adjustment to the exchange ratio in the event of a significant decline in the price of IESI-BFC's shares. The parties determined the specific terms of the potential adjustment to the exchange ratio by reviewing, in connection with their financial and legal advisors, historical exchange ratio adjustments and by negotiation. The other companies in the exchange ratio adjustment basket were selected on the basis that they were the largest publicly traded non-hazardous waste peers and which would provide an appropriate point of comparison for purposes of the exchange ratio adjustment.

        In both the morning and the afternoon of November 10, 2009, WSI's board of directors met with members of WSI's management and representatives of CIBC and Akin Gump. WSI's management informed the board of directors that the negotiations with IESI-BFC were progressing, but that several issues remained to be resolved, including issues involving the circumstances in which WSI could entertain alternative proposals, termination fees and regulatory approvals.

        From November 9, 2009 to November 11, 2009, senior members of management of IESI-BFC and WSI directly negotiated the final open terms of the proposed transaction, including relating to termination fees and regulatory approvals.

        On the morning of November 11, 2009, WSI's board of directors met again with members of WSI's management and representatives of CIBC and Akin Gump. Outside counsel discussed with WSI's board of directors the terms of the merger agreement, due diligence, regulatory matters and the fiduciary duties of WSI's board of directors. After taking into consideration the factors described under "WSI's Reasons For the Merger; Recommendation of the Merger by the WSI Board of Directors", WSI's board of directors (with the exception of one director who was not present at the meeting) determined (by the unanimous vote of the directors present) that the merger is advisable and in the best interest of WSI and its stockholders. WSI's board of directors then approved the merger agreement and the transactions contemplated by the merger agreement, and resolved to recommend that WSI's stockholders vote to adopt the merger agreement.

        Shortly thereafter, IESI-BFC, Merger Sub and WSI entered into the merger agreement and certain WSI stockholders entered into voting agreements with IESI-BFC. The parties issued a press release announcing the execution of the merger agreement on the morning of November 11, 2009.

        During the period from November 11, 2009 to December 10, 2009, the parties continued to conduct due diligence on each other, including with the assistance of their legal advisors.

        On December 8, 2009, WSI's board of directors met again with members of WSI's management and representatives of CIBC and Akin Gump. CIBC presented their financial analysis conducted to date and WSI management presented their preliminary due diligence findings.

        On December 10, 2009, WSI's board of directors (including the director who had been absent from the November 11 meeting of the board) met again with members of WSI's management and representatives of CIBC and Akin Gump. Management advised WSI's board of directors that their due diligence review of IESI-BFC was complete. Outside counsel discussed with WSI's board of directors the terms of the merger agreement and the fiduciary duties of WSI's board of directors and CIBC rendered to WSI's board of directors its opinion, as described under "— Opinion of Financial Advisor to the WSI Board of Directors" beginning on page 57. At this meeting, WSI's board of directors (by the unanimous vote of the directors present) ratified and confirmed the board's determinations of November 11, 2009 and further recommended that the stockholders of WSI vote "FOR" the proposal to adopt the merger agreement and "FOR" the proposal to adjourn or postpone the specific meeting.

        On December 10, 2009, IESI-BFC and WSI announced that each company had completed its respective due diligence review to its satisfaction (thereby satisfying the mutual due diligence condition in the merger agreement) and that the board of directors of each company had received a favorable fairness opinion from its respective financial advisor with respect to the merger.

WSI's Reasons for the Merger; Recommendation of the Merger by the WSI Board of Directors

        The board of directors of WSI believes that the terms of the merger are advisable and in the best interests of WSI and its stockholders and has approved the terms of the merger agreement and the merger and recommends that the stockholders of WSI vote "FOR" the proposal to adopt the merger agreement.

        In reaching its conclusion, the board of directors of WSI consulted with its management and legal and financial advisors, and considered a variety of factors weighing in favor of or relevant to the merger, including the factors listed below.

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  The WSI board of directors' determination that an acquisition of WSI by IESI-BFC was a better option for maximizing WSI's stockholder value than executing WSI's long-term strategic plan or entering into an acquisition agreement with another party, based upon such determinative factors as (a) the board's view, after consultation with its advisors, of the relative likelihood that other potential acquirors with the financial resources to consummate an acquisition would submit competitive proposals to that submitted by IESI-BFC, (b) discussions with other potential acquirors that yielded no immediate alternative opportunities for an acquisition of WSI and (c) the risk of loss of an opportunity to enter into a transaction with IESI-BFC, both presently and in the future;

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  That the combination of IESI-BFC and WSI is expected to result in the creation of a combined company with greater scale of markets and revenues, and increased ability to implement strategic plans;

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  The expected synergy benefits, comprising approximately $25-30 million in annual cost savings and other opportunities within three years of operations of the combined company;

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  The combined company's expected capital structure, market capitalization and strengthened balance sheet after the merger, including the potential for the combined company to participate in further industry consolidation and other strategic opportunities;

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  Based on the closing stock price of IESI-BFC on November 10, 2009, the date prior to the date of the merger agreement, the merger consideration represented a premium of approximately 27% over the volume weighted average closing price of WSI's shares for the previous 30 trading days of U.S.$6.10. This premium reflects a fully-diluted share count for WSI at closing of 47,660,982, which includes restricted share units vesting on change of control, as well as in-the-money options;

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  WSI stockholders will receive the merger consideration (excluding any cash received in lieu of fractional shares) in the form of IESI-BFC common shares, which will allow WSI stockholders to share in growth and other opportunities of the combined company, including the expected realization of synergies, after the merger;

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  The business operations and prospects of each of WSI, IESI-BFC and the combined company, and the then-current financial market conditions and historical market prices, volatility and trading information with respect to shares of common stock of WSI and IESI-BFC;

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  The risk of WSI remaining a stand-alone company, including (a) its relatively small size compared to its competitors, (b) the ability to execute on its strategic plan and (c) its cost of capital;

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  The expected realization of long-term synergies following the combination of WSI and IESI-BFC and the anticipated market value and trading multiples of the combined company's common shares;

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  The achievability of the forecasts relating to WSI's stand-alone business, as well as the combined businesses of WSI and IESI-BFC on a pro forma basis, which were prepared by management and shared with the WSI board of directors and WSI's financial advisors;

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  The financial analyses reviewed and discussed with the WSI board of directors by representatives of CIBC on December 8, 2009 and December 10, 2009, as well as the opinion of CIBC to the WSI board of directors on December 10, 2009, with respect to the fairness, from a financial point of view, of the exchange ratio to holders of shares of common stock of WSI (in considering the CIBC opinion, WSI's board of directors also made note that the opinion fee to be paid to CIBC was not contingent on the contents of the opinion);

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  The structure of the merger and terms and conditions of the merger agreement and presentations by its advisors related thereto, including the strength of commitments by both WSI and IESI-BFC to complete the merger and protection for WSI stockholders in the event of certain significant declines in the trading price of IESI-BFC's stock. See the section entitled "Proposal No. 1: The Merger Agreement" beginning on page 84; and

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  WSI's knowledge of IESI-BFC's management, business, operations, financial condition and prospects supplemented by the results of the due diligence investigations of IESI-BFC by WSI's management and financial and other advisors.

        The board of directors of WSI weighed these factors against a number of other factors identified in its deliberations weighing negatively against the merger, including:

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  The risk of not capturing all of the anticipated synergies between WSI and IESI-BFC and the risk that other anticipated benefits might not be fully realized;

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  The risk that integration of the two businesses may be more costly, and may divert management attention for a greater period of time, than anticipated;

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  The conditions to the merger agreement requiring receipt of certain regulatory approvals and clearances, and the risk that the merger may not be completed;

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  The conditions in the merger agreement related to due diligence and fairness opinions which are unusual for transactions between publicly traded companies;

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  The risk that the merger may not be consummated despite the parties' efforts or that consummation may be unduly delayed, even if the requisite approval is obtained from WSI stockholders;

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  That WSI is required to pay IESI-BFC a termination fee of $11 million and expense reimbursement of up to $3.5 million under specified circumstances (see "Proposal No. 1: The Merger Agreement — Termination Fees and Expenses" beginning on page 95);

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  The potential effects of the announcement of the merger on employees and customers;

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  The transaction costs that would be incurred in connection with the merger;

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  That certain WSI directors and executive officers have financial and other interests in the merger that are different from, or in addition to, those of WSI stockholders generally;

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  The limitations imposed on WSI by the terms and conditions of the merger agreement, including the limitations on soliciting alternative transactions and the effect of the voting agreements thereon (see "Proposal No. 1: The Merger Agreement" and "Voting Agreements" beginning on page 84 and page 97, respectively); and

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  The other risks described in the section entitled "Risk Factors" beginning on page 24 and "Cautionary Statement Regarding Forward-Looking Statements" beginning on page 23.

        This discussion of the information and factors considered by the board of directors of WSI includes the principal positive and negative factors considered by the board of directors, but is not intended to be exhaustive and may not include all of the factors considered by the board of directors of WSI. The board of directors of WSI did not quantify or assign any relative or specific weights to the various factors that it considered in reaching its determination that the merger agreement and the merger are advisable and in the best interests of WSI and its stockholders. Rather, the board of directors of WSI viewed its conclusion and recommendation as being based on the totality of the information presented to it and the factors it considered. In addition, individual members of the board of directors of WSI may have given differing weights to different factors. It should be noted that this explanation of the reasoning of the board of directors of WSI and certain information presented in this section is forward-looking in nature and, therefore, that information should be read in light of the factors discussed in the section entitled "Cautionary Statement Regarding Forward-Looking Statements" in this proxy statement/prospectus, beginning on page 23.

Opinion of Financial Advisor to the WSI Board of Directors

        On November 9, 2009, WSI engaged CIBC to act as its exclusive financial advisor in connection with the potential sale of WSI. WSI selected CIBC to act as its financial advisor based on CIBC's qualifications, expertise, reputation and knowledge of the business and affairs of WSI and the North American non-hazardous waste services industry. On December 10, 2009, CIBC, as financial advisor to WSI, rendered to the WSI board of directors its opinion based upon and subject to the various assumptions, qualifications and limitations set forth in its opinion, that the exchange ratio provided for in the merger was fair, from a financial point of view, to the holders of shares of WSI common stock.

        The full text of the written opinion of CIBC, dated December 10, 2009, is attached as Appendix E to this proxy statement/prospectus and is incorporated by reference in its entirety into this proxy statement/prospectus. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken by CIBC in rendering its opinion. CIBC's opinion was provided for the benefit of the WSI board of directors in connection with, and for the purpose of, its evaluation of the exchange ratio and did not address any other aspect of the merger. The opinion did not address the relative merits of the merger as compared to other business strategies or transactions that might be available with respect to WSI or WSI's underlying business decision to effect the merger. The opinion does not constitute a recommendation to the holders of WSI common stock as to how to vote or act on any matter with respect to the merger. Holders of WSI common stock are encouraged to read the opinion carefully and in its entirety. The following summary of CIBC's opinion is qualified in its entirety by reference to the full text of CIBC's opinion.

        In connection with rendering its opinion, CIBC reviewed and relied upon, among other things:

  •
  the Agreement and Plan of Merger dated as of November 11, 2009 between WSI and IESI-BFC (the "merger agreement");

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  the agreements entered into by IESI-BFC with certain holders of WSI common stock (the "Voting Agreements");

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  the annual reports on Form 10-K and quarterly reports on Form 10-Q, including the comparative audited and unaudited financial statements and management's discussion and analysis, of WSI for the fiscal year ended December 31, 2006 to the interim period ended September 30, 2009;

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  the annual and interim financial reports, including the comparative audited financial statements and management's discussion and analysis, of IESI-BFC for the fiscal year ended December 31, 2006 to the interim period ended September 30, 2009;

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  WSI's definitive proxy statement on Schedule 14A dated May 1, 2009 relating to the annual meeting of stockholders held on June 23, 2009;

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  IESI-BFC's material change report dated November 16, 2009 concerning the announcement of the transactions contemplated by the merger agreement;

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  IESI-BFC's annual information form dated March 25, 2009 for the fiscal year ended December 31, 2008;

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  IESI-BFC's management information circular dated March 23, 2009 relating to the annual meeting of shareholders held on April 20, 2009;

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  certain internal financial, operational, corporate and other information prepared or provided by the management of WSI, including internal operating and financial budgets and projections of WSI;

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  certain internal financial, operational, corporate and other information prepared or provided by the management of IESI-BFC, including internal operating and financial budgets and projections of IESI-BFC;

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  selected public market trading statistics and relevant financial information of WSI and IESI-BFC and other comparable public entities;

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  selected financial statistics and relevant financial information with respect to relevant precedent transactions;

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  selected relevant reports published by equity research analysts and industry sources regarding WSI and IESI-BFC and other comparable public entities;

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  a certificate addressed to CIBC, dated as of the date of the opinion, from two senior officers of WSI as to the completeness and accuracy of the information, data and other material (financial or otherwise) provided by or on behalf of WSI; and

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  such other information, analyses, investigations and discussions as CIBC considered necessary or appropriate in the circumstances.

        In addition, CIBC participated in discussions with members of the senior management of each of WSI and IESI-BFC regarding their respective past and current business operations, financial condition and future prospects. CIBC also participated in discussions with Akin Gump Strauss Hauer & Feld LLP, external legal counsel to WSI, concerning the merger, the merger agreement and related matters.

        For purposes of its opinion, CIBC relied upon and assumed the completeness, accuracy and fair presentation in all material respects of all financial and other information, data, advice, opinions and representations obtained by it from public sources, or provided to it by WSI, IESI-BFC or their respective affiliates or advisors or otherwise obtained by it pursuant to its engagement, and its opinion is conditional upon such completeness, accuracy and fair presentation. CIBC was not requested to and did not attempt to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. Without limiting the foregoing, CIBC did not meet separately with the independent auditors of WSI or IESI-BFC in connection with preparing its opinion and, with WSI's permission, assumed the accuracy and fair presentation of, and relied upon, the audited financial statements of WSI and IESI-BFC and the reports of the auditors thereon and the interim financial statements of WSI and IESI-BFC.

        With respect to the operating and financial forecasts and budgets provided to CIBC concerning WSI and IESI-BFC and relied upon in its financial analyses, including information relating to certain strategic, financial and operating benefits and costs anticipated from the merger, CIBC assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments of the respective managements of WSI and IESI-BFC of the future financial performance of WSI and IESI-BFC, having regard to the business, plans, financial condition and prospects of WSI and IESI-BFC, respectively. CIBC assumed that the merger would qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, that WSI and IESI-BFC will each be a "party to the reorganization" within the meaning of section 368 of the Code and IESI-BFC will be treated as a corporation under section 367(a) of the Code with respect to each transfer of property to IESI-BFC pursuant to the merger.

        CIBC also assumed that all of the representations and warranties contained in the merger agreement were correct as of the date of its opinion and that the merger would be completed substantially in accordance with the terms set forth in the merger agreement without any material modification, waiver or delay and in compliance with all applicable laws. In addition, CIBC assumed that in connection with the receipt of all necessary governmental, regulatory and other approvals, consents, releases and waivers for the merger, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the merger.

        In its opinion, CIBC noted that it is not a legal, tax or accounting expert and expressed no opinion concerning any legal, tax or accounting matters concerning the merger or the sufficiency of its written opinion for the WSI board of directors' purposes. CIBC rendered its opinion on the basis of securities markets, economic and general business and financial conditions prevailing as at the date of the opinion and the conditions and prospects, financial and otherwise, of WSI and IESI-BFC as they are reflected in the information, data or other material (financial or otherwise) provided to CIBC by or on behalf of WSI and IESI-BFC and as they were represented to CIBC in its discussions with the respective managements of WSI and IESI-BFC and their respective affiliates and advisors. CIBC also expressed no opinion or view as to any potential effects of credit, financial and stock market volatility on WSI, IESI-BFC or the merger and expressly disclaimed any obligation to change or withdraw its opinion, to advise any person of any change that may come to its attention or to update its opinion after the date of the opinion.

        In addition, CIBC did not express any opinion as to what the value of common shares of IESI-BFC will be when issued pursuant to the merger or the prices at which common shares of IESI-BFC or WSI common stock will trade at any time. CIBC expressed no view or opinion as to any terms or other aspects of the merger (other than the exchange ratio provided for in the merger), including, without limitation, the form or structure of the merger or any other arrangement or understanding entered into in connection with or related to the merger. Further, in arriving at its opinion, CIBC was not authorized to solicit, and did not solicit, interest from any party with respect to an acquisition, business combination or other extraordinary transaction, involving WSI or any of its assets.

        CIBC's opinion states that it is being provided to the WSI board of directors for its exclusive use only in considering the merger and that it may not be published, disclosed to any other person, relied upon by any other person, or used for any other purpose without the prior written consent of CIBC. Pursuant to the letter agreement dated November 9, 2009 between WSI and CIBC (the "Engagement Letter"), CIBC has expressly disclaimed any liability or responsibility by reason of the unauthorized use of the CIBC opinion by any person other than the WSI board of directors. Whether or not CIBC's opinion could be relied upon by holders of WSI common stock to support a claim against CIBC is an issue that, if asserted, would be resolved by a court of competent jurisdiction. The availability of a defense would have no effect on the rights and responsibilities of the WSI board of directors under applicable Delaware law, or on the rights and responsibilities of the WSI board of directors or CIBC under applicable United States federal securities laws. CIBC has consented to the inclusion of the text of its opinion as Appendix E to this proxy statement/prospectus.

        The following is a brief summary of the material financial analyses performed by CIBC and reviewed with the WSI board of directors on December 8, 2009 and December 10, 2009, in connection with CIBC's opinion relating to the proposed merger. Portions of the summaries of the financial analyses include information presented in tabular format. In order to fully understand CIBC's financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of CIBC's financial analyses.

Historical Share Price Analysis

        CIBC performed a historical share price analysis to obtain background information and perspective with respect to the relative share prices of WSI and IESI-BFC unaffected by the announcement of the merger. For the period of November 11, 2008, through November 10, 2009, the trading price of WSI common stock on the NASDAQ Global Market was $3.87 to $7.68. For the period of November 11, 2008, through November 10, 2009, the trading price of IESI-BFC common shares on the NYSE was $9.40 to $15.44. CIBC noted that as of November 10, 2009, the closing price and 30-day volume weighted average closing price of the shares of WSI common stock on the NASDAQ Global Market was $7.24 and $6.10, respectively and the closing price and 30-day volume weighted average closing price of IESI-BFC common shares on the NYSE was $13.31 and $13.10, respectively.

Equity Research Analyst Price Targets Analysis

        CIBC reviewed and analyzed future public market trading price targets for WSI's common stock and IESI-BFC's common shares prepared and published by equity research analysts. These targets reflect each analyst's estimate of the future public market trading price of WSI's common stock and IESI-BFC's common shares.

        CIBC noted that the range of equity analyst unaffected price targets of WSI's common stock was between $5.00 and $8.50 per share and between $14.50 and $17.00 per share for IESI-BFC as of November 10, 2009.

        After the announcement of the merger on November 11, 2009, various analysts commented on the proposed transaction and revised their future public market trading price targets for IESI-BFC's common shares. CIBC noted that the range of equity analyst price targets for IESI-BFC's common shares following the announcement of the merger was between $14.50 and $20.00 per share.

        The public market trading price targets published by securities research analysts do not necessarily reflect current market trading prices for WSI's common stock and IESI-BFC's common shares, before or after the merger, and these estimates are subject to uncertainties, including the future financial performance of WSI and IESI-BFC and future financial market conditions.

Comparable Companies Analysis

        Using publicly available information, CIBC compared selected financial and stock market data of WSI and IESI-BFC with corresponding data of the selected publicly traded waste management companies identified in the table below. Although none of the selected companies is directly comparable to WSI or IESI-BFC, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of WSI or IESI-BFC. CIBC reviewed, among other things, the total enterprise values of the selected companies (calculated as the market value of equity, plus the book value of debt and minority interests, plus preferred stock, if any, less cash on hand) as multiples of the earnings before interest, taxes, depreciation and amortization, or EBITDA, for the twelve month period ended September 30, 2009, and of estimated EBITDA for each of 2009 and 2010 (based on average research analyst estimates where available). Financial data for the selected companies, excluding WSI and IESI-BFC, were based on publicly available research analysts' estimates, public filings and other publicly available information. Financial data for WSI and IESI-BFC were based on the financial forecasts for WSI and IESI-BFC described below. Equity market value and multiples for WSI, IESI-BFC and the selected companies were based on the closing price of the common stock of each company on December 9, 2009 (except WSI and IESI-BFC, which were the unaffected prices at November 10, 2009), and on the number of diluted shares of common stock outstanding for each company using the treasury stock method for stock options and, in the case of WSI only, including restricted stock units as though fully vested.

        This analysis indicated the following implied multiples for the selected companies, as compared to corresponding multiples implied for WSI and IESI-BFC:

Implied Enterprise Value to
Company	12 Mos. Ended 9/30/09 EBITDA	2009E EBITDA	2010E EBITDA
Waste Management, Inc.	7.6x	7.6x	7.3x
Republic Services, Inc.	7.6x	7.2x	6.9x
Waste Connections, Inc.	9.6x	9.7x	8.7x
Casella Waste Systems, Inc.	5.5x	5.4x	5.3x
WCA Waste Corporation	6.6x	6.8x	6.7x
WSI	6.7x	6.7x	5.8x
IESI-BFC	6.7x	6.4x	5.8x

        Based on relative size, historical relative trading and other matters, CIBC applied a range of 6.0x to 7.0x enterprise value/2009E EBITDA for WSI and 6.5x to 7.5x enterprise value/2009E EBITDA for each of IESI-BFC and IESI-BFC after giving effect to the merger and including the benefit of estimated net synergies ("Proforma IESI-BFC"). These implied value ranges suggested a value of $5.99 to $8.36 for WSI, $13.56 to $16.71 for IESI-BFC and $13.65 to $18.02 for Proforma IESI-BFC.

Present Value of Future Share Price Analysis

        CIBC performed an illustrative analysis of the implied present value of the future price per share of WSI, IESI-BFC and Proforma IESI-BFC that were calculated to provide an indication of the present value of a theoretical future value of a company's equity as a function of such company's estimated future earnings, its assumed total enterprise value to EBITDA multiple and its estimated future net debt. For this analysis, CIBC used the financial information provided for WSI and IESI-BFC including estimates of the anticipated merger synergies, which was prepared by their respective management teams for each of the fiscal years 2010 to 2014 and which was adjusted by CIBC to conform the expected U.S./Canada dollar exchange rates during this period (respectively, the "WSI Forecast" and the "IESI-BFC Forecast"). CIBC first calculated the implied enterprise values of WSI, IESI-BFC and Proforma IESI-BFC for each of the fiscal years 2010 to 2014 by applying a range of 6.0x to 7.0x enterprise value/2009E EBITDA for WSI and 6.5x to 7.5x enterprise value/2009E EBITDA for IESI-BFC and Proforma IESI-BFC. CIBC then calculated the implied equity value of WSI, IESI-BFC and Proforma IESI-BFC on a per share basis in present value terms using a discount rate of 12.0% for WSI and 11.0% for IESI-BFC and Proforma IESI-BFC (chosen to reflect a theoretical cost of equity). These implied value ranges suggested a value of $8.60 to $12.56 for WSI, $15.98 to $19.58 for IESI-BFC and $17.13 to $22.11 for Proforma IESI-BFC.

Analysis of Precedent Transactions

        CIBC performed a precedent transactions analysis, which is designed to imply a value for a company based on publicly available financial terms of selected transactions that share some characteristics with the merger. CIBC compared the ratio of the total enterprise value paid for the target to the trailing 12 month EBITDA ("LTM EBITDA") for that target (column entitled "Transaction") and for a selected peer group of waste management companies (column entitled "Peer Group"), including Allied Waste Industries, Inc., Republic Services, Inc., Waste Connections, Inc., and Waste Management, Inc., based on public market value at the time of announcement of the precedent transaction. CIBC analyzed selected transactions involving a target company or target assets, in each case in the non-hazardous waste services industries business, which occurred during the past three years. These transactions are listed below:

Total Enterprise Value to LTM EBITDA
Date Announced	Target	Buyer	Transaction	Peer Group
December 18, 2007	Waste Industries USA, Inc.	Investment Group	8.8x	8.5x
June 22, 2008	Allied Waste Industries, Inc.	Republic Services, Inc.	7.7x	8.1x
February 26, 2009	Certain Divested Assets of Republic Services, Inc.	Waste Connections, Inc.	6.7x	6.4x

        CIBC based its value range on the transactions in the above table. Assuming a value range of 6.7x to 8.8x enterprise value/LTM EBITDA, the implied per share price for WSI is $7.51 to $12.45.

        No company or transaction utilized in the precedent transactions analyses is identical to WSI, IESI-BFC or the merger. In selecting the precedent transactions, and in assessing their comparability to the merger, CIBC made judgments and assumptions with regard to the relevance of such transactions, including general market conditions at the time that such transactions were effected, such as the state of financial markets and the availability of credit; the industry environment, including the status of consolidation in the industry; and competitive factors and industry growth, each of which could affect the public trading value of the companies and the aggregate value of the transactions to which the merger was compared.

Discounted Cash Flow Analysis

        CIBC analyzed the range of implied present values per share of WSI common stock and the range of implied present values per IESI-BFC common share to be issued in exchange for each share of WSI common stock in the merger, in each instance based on a discounted cash flow analysis. In connection with this analysis, CIBC first performed a discounted cash flow analysis of WSI without giving effect to the merger, using the WSI Forecast. CIBC then performed a discounted cash flow analysis of IESI-BFC on a standalone basis using the IESI-BFC Forecast, and for Proforma IESI-BFC from 2010 through 2014.

        WSI Discounted Cash Flow Analysis.    CIBC performed a discounted cash flow analysis of WSI using the WSI Forecast. CIBC calculated a range of implied present values as of December 31, 2009, of the unlevered after-tax free cash flows that WSI was forecasted to generate for 2010 through 2014 using discount rates ranging from 9.0% to 10.0%. CIBC derived the discount rate range of 9.0% to 10.0% for such discounted cash flow analysis by calculating a weighted average cost of capital ("WACC") range for WSI. The WACC analysis relied on weightings of the cost of equity and the after-tax cost of debt derived from CIBC's internal analysis and observed publicly available information of comparable companies. CIBC calculated a range of implied terminal values for WSI as of December 31, 2014 by assuming a perpetual growth rate range of 1.5% to 2.5%. The implied terminal values were then discounted to present values as of December 31, 2009, using discount rates ranging from 9.0% to 10.0%. This discounted cash flow analysis resulted in a range of implied present values of approximately $7.85 to $10.93 per share of WSI common stock.

        IESI-BFC Discounted Cash Flow Analysis.    CIBC performed a discounted cash flow analysis of IESI-BFC on a standalone basis using the IESI-BFC Forecast, and for Proforma IESI-BFC from 2010 through 2014. For the discounted cash flow analysis of Proforma IESI-BFC, CIBC aggregated the WSI Forecast and the IESI-BFC Forecast, including the estimates of net synergies described above. CIBC calculated a range of implied present values as of December 31, 2009, of the unlevered after-tax free cash flows that IESI-BFC, and Proforma IESI-BFC were forecasted to generate for 2010 through 2014 using discount rates ranging from 8.25% to 9.25%. CIBC derived the discount rate range of 8.25% to 9.25% for such discounted cash flow analysis by calculating a WACC range for IESI-BFC and IESI-BFC pro forma for the merger. The WACC analysis relied on weightings of the cost of equity and the after-tax cost of debt derived from CIBC's internal analysis and observed publicly available information of comparable companies. CIBC calculated a range of implied terminal values for IESI-BFC and Proforma IESI-BFC as of December 31, 2014 by assuming a perpetual growth rate range of 1.5% to 2.5%. The implied terminal values were then discounted to present values as of December 31, 2009, using discount rates ranging from 8.25% to 9.25%. This discounted cash flow analysis resulted in a range of implied present values of approximately $13.17 to $19.47 per IESI-BFC common share on a standalone basis and $13.83 to $20.79 pro forma for the merger.

Exchange Ratio Analysis

        CIBC compared the representative range of change of control values of WSI implied by the aforementioned discounted cash flow and precedent transactions analysis to selected value analysis of IESI-BFC on a standalone and pro forma for the merger basis. CIBC compared these ratios to the exchange ratio provided for in the merger.

	Implied Exchange Ratio
	WSI Discounted Cash Flow Analysis ($7.85 to $10.93)		WSI Precedent Analysis ($7.51 to $12.45)
Standalone IESI-BFC
Analyst Target Prices	0.5414	0.6429	0.5179	0.7324
Comparable Companies Analysis	0.5791	0.6541	0.5540	0.7451
Future Trading Value Analysis	0.4921	0.5582	0.4700	0.6359
Discounted Cash Flow Analysis	0.5614	0.5961	0.5702	0.6394
Pro forma IESI-BFC
Analyst Target Prices	0.5414	0.5465	0.5179	0.6225
Comparable Companies Analysis	0.5440	0.6386	0.5205	0.7271
Future Trading Value Analysis	0.4583	0.4943	0.4384	0.5631
Discounted Cash Flow Analysis	0.5257	0.5676	0.5430	0.5988

        CIBC observed that in all cases the proposed exchange ratio of 0.5833 is either between the ranges noted above or exceeds the upper limit.

Summary Contribution Analysis

        To compare the relative contribution of WSI to IESI-BFC pro forma for the merger, based on the various financial metrics described below, to the percentage of the common shares of IESI-BFC pro forma for the merger to be received by holders of WSI common stock as a result of the merger, CIBC performed the levered and unlevered contribution analyses described below.

        Levered Analysis.    CIBC performed an analysis of the relative contributions from each of WSI and IESI-BFC to the pro forma combined company, excluding the estimated synergies to result from the merger, with respect to selected levered financial metrics that can be assessed relative to implied equity value. For this analysis, CIBC reviewed the relative contributions of WSI and IESI-BFC to the pro forma combined company, excluding estimated synergies, with respect to market capitalization, net income for the twelve month period ended September 30, 2009, and with respect to estimated net income for 2009 and 2010, based on analyst consensus estimates and the estimates set forth in the WSI Forecast and IESI-BFC Forecast. CIBC did the same analysis with respect to the estimated cash flow from operations. CIBC compared the results of this analysis to the expected 23% ownership by WSI stockholders of the common shares of IESI-BFC pro forma for the merger.

        Unlevered Analysis.    In addition, CIBC performed an analysis of the relative contributions from each of WSI and IESI-BFC to the pro forma combined company, excluding the estimated synergies to result from the merger, with respect to selected unlevered financial metrics that can be assessed relative to implied total enterprise value. CIBC then reviewed the relative contributions of WSI and IESI-BFC to the pro forma combined company, excluding estimated synergies, with respect to revenue, and earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, in each case for the twelve month period ended September 30, 2009, and with respect to estimated net income for 2009 and 2010, based on analyst consensus estimates and the estimates set forth in the WSI Forecast and IESI-BFC Forecast.

        The table below presents the results of the contribution analysis:

	Percentage Contribution
Levered Analysis	WSI	IESI-BFC
Market Capitalization (unaffected)	21.5%	78.5%
Net Income for the Twelve Months Ended September 30, 2009	21.7%	78.3%
2009E Net Income Contribution — Consensus Estimates	24.9%	75.1%
2009E Net Income Contribution — Management Estimates	26.0%	74.0%
2010E Net Income Contribution — Consensus Estimates	24.0%	76.0%
2010E Net Income Contribution — Management Estimates	28.0%	72.0%
Cash Flow from Operations for the Twelve Months Ended September 30, 2009	21.8%	78.2%
2009E Cash Flow from Operations — Consensus Estimates	21.8%	78.2%
2009E Cash Flow from Operations — Management Estimates	17.8%	82.2%
2010E Cash Flow from Operations — Consensus Estimates	24.1%	75.9%
2010E Cash Flow from Operations — Management Estimates	26.1%	73.9%
Unlevered Analysis
Total Equity Value (unaffected)	28.3%	71.7%
Revenue for the Twelve Months Ended September 30, 2009	32.3%	67.7%
2009E Revenue Contribution — Consensus Estimates	31.0%	69.0%
2009E Revenue Contribution — Management Estimates	31.0%	69.0%
2010E Revenue Contribution — Consensus Estimates	30.8%	69.2%
2010E Revenue Contribution — Management Estimates	30.9%	69.1%
EBITDA for the Twelve Months Ended September 30, 2009	28.3%	71.7%
2009E EBITDA — Consensus Estimates	27.4%	72.6%
2009E EBITDA — Management Estimates	27.8%	72.2%
2010E EBITDA — Consensus Estimates	28.6%	71.4%
2010E EBITDA — Management Estimates	28.3%	71.7%

General

        In connection with the review of the merger by the WSI board of directors, CIBC performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, CIBC considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. CIBC believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, CIBC may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be CIBC's view of the actual value of WSI or IESI-BFC. In performing its analyses, CIBC made numerous assumptions with respect to industry performance, general business, markets and economic conditions and other matters, many of which are beyond the control of WSI and IESI-BFC. Any estimates contained in CIBC's analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

        CIBC conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, to holders of WSI common stock of the exchange ratio provided for in the merger and in connection with the delivery of its opinion to the WSI board of directors. These analyses do not purport to be appraisals or to reflect the prices at which WSI common stock or IESI-BFC common shares might actually trade.

        CIBC is wholly-owned by Canadian Imperial Bank of Commerce which, together with its affiliates (collectively, the "Bank"), is a full-service financial institution that conducts a full range of investment banking, merchant banking, corporate banking and securities brokerage activities. The Bank provides loans, structured products, investment banking and financial advisory services to governments, corporations and institutions. In addition, the Bank has an active proprietary trading book that trades securities on behalf of the Bank that are issued in a wide range of public companies. In the ordinary course of business, the Bank may actively trade the securities of each of WSI and IESI-BFC for its own and their own accounts or the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. During the two-year period prior to the date of CIBC's opinion, the Bank has provided services to IESI-BFC unrelated to the merger for which the Bank was compensated, including acting as financial advisor in October 2008 in connection with the conversion of IESI-BFC from an income fund to a corporation; joint bookrunner in connection with the public offering of common shares by IESI-BFC in February 2009; and co-manager in connection with the public offering of common shares by IESI-BFC in June 2009. CIBC earned approximately C$2.1 million in aggregate fees in these transactions. CIBC may also participate as part of a syndicate of lenders in connection with the proposed increase in the size of IESI-BFC's Canadian credit facility in connection with the merger.

        Under the terms of the Engagement Letter, for its services as financial advisor and agent to WSI in connection with the merger, CIBC is to receive a work fee of $75,000 per full month (with each month commencing on the ninth day of such month and ending on the eighth day of the immediately following month) (the "Work Fees") during the term of the Engagement Letter, which commenced on November 9, 2009 and terminates on the earlier of June 30, 2010 or the completion of either the merger or any Alternative Transaction (which is any transaction that is an alternative to the merger, including an alternative transaction with IESI-BFC). During the term of the Engagement Letter, the Work Fees will be earned without regard to whether the merger or any Alternative Transaction is completed. Thus, if no transaction is completed, the Work Fees will be paid through June 30, 2010. However, if the WSI stockholders' meeting is held prior to June 30, 2010 the Work Fees will stop accruing from the date of such meeting, whether or not a transaction is subsequently completed. CIBC became entitled to receive a fee of $1,500,000 (the "Initial Opinion Fee") upon the delivery of its December 10, 2009 opinion to the WSI board of directors regarding the fairness, from a financial point of view, to the holders of WSI common stock of the exchange ratio provided for in the merger, without regard to whether the merger or any Alternative Transaction is consummated. Assuming a WSI stockholder meeting in mid-June, CIBC would be entitled to seven months of Work Fees, totaling $525,000, which would be in addition to the Initial Opinion Fee, for an aggregate fee of $2,025,000. In the event that CIBC is requested to, and does, render to the WSI board of directors any subsequent opinion, CIBC is entitled to receive an additional fee of $500,000 (the "Subsequent Opinion Fee") for each such opinion upon its delivery, without regard to whether the merger or any Alternative Transaction is consummated. In addition, in the event that the merger is not completed and WSI agrees to or completes any Alternative Transaction during the term of the Engagement Letter or during the 12 months following any termination of the Engagement Letter, CIBC will be entitled to an additional transaction fee equal to 0.6% of the aggregate value of the consideration to be received by WSI or holders of WSI common stock pursuant to the Alternative Transaction, against which the Initial Opinion Fee, the Subsequent Opinion Fee (if applicable) and the Work Fees applicable for all months will be credited. Further, whether or not the merger closes, or an Alternative Transaction occurs, WSI has agreed to indemnify and save harmless CIBC, its affiliates and their respective directors, officers, employees, partners, agents, advisors and shareholders from and against certain liabilities that may arise out of CIBC's engagement and to reimburse the reasonable documented out-of-pocket expenses incurred by CIBC in performing its services. The terms of the Engagement Letter were negotiated at arm's-length between WSI and CIBC, and the WSI board of directors was aware of this fee arrangement at the time they reviewed and approved the merger agreement and recommended it for adoption by WSI stockholders.

IESI-BFC's Reasons for the Merger

        IESI-BFC is executing the transaction pursuant to its strategy of growth through acquisition. Specifically, management of IESI-BFC believes that the acquisition will provide the opportunity to diversify its business across U.S. and Canadian markets, customer segments and service lines. In addition, the transaction will enable IESI-BFC to increase its internalization in the Canadian market. IESI-BFC believes that the acquisition of WSI will create significant annual synergies and cash flow and earnings per share accretion, enhancing short-term and long-term returns to stockholders. Management plans to direct the additional cash flow expected to be created through the transaction towards funding growth, dividend payments, additional accretive strategic acquisitions and debt reduction.

        In approving the transaction and considering these objectives, the IESI-BFC board of directors consulted with IESI-BFC's management, as well as its outside legal and financial advisors, and it carefully considered the following factors:

  •
  the likelihood of the enhancement of the strategic position of the combined company, which combines IESI-BFC's and WSI's complementary businesses and creates a broader company with enhanced operational and financial flexibility and increased opportunities for earnings per share and cash flow growth;

  •
  the business, assets, liabilities, results of operations, financial performance, strategic direction and prospects of WSI, WSI's history of growth, and the experience of WSI's management team;

  •
  current and historical prices and trading information with respect to each of IESI-BFC's and WSI's common stock, which assisted the IESI-BFC board of directors in its conclusion that the merger was fairly priced;

  •
  the possibility, as alternatives to the merger, of continuing to pursue the company's current growth strategy, and the IESI-BFC board of directors' conclusion that a merger with WSI is expected to yield greater benefits for IESI-BFC and its shareholders. The IESI-BFC board of directors reached this conclusion for reasons including WSI's interest in pursuing a transaction with IESI-BFC, IESI-BFC's view that the transaction could be acceptably completed from a timing and regulatory standpoint, and IESI-BFC management's assessment of the expected benefits of the merger and compatibility of the two companies;

  •
  current industry, economic and market conditions, including the pace of change and opportunities for growth in the non-hazardous solid waste industry; and

  •
  the terms and conditions of the merger agreement.

        In addition to the factors described above, the IESI-BFC board of directors identified and considered a variety of risks and potentially negative factors concerning the merger, including:

  •
  the challenges of combining the businesses of two corporations of this size and the attendant risks of not achieving the expected strategic benefits, cost savings, other financial and operating benefits or improvement in earnings, and of diverting management focus and resources from other strategic opportunities and from operational matters for an extended period of time;

  •
  that, while the merger is likely to be completed, there are risks associated with obtaining necessary approvals on terms that satisfy closing conditions to the respective parties' obligations to complete the merger, and, as a result of certain conditions to the completion of the merger, it is possible that the merger may not be completed even if approved by WSI stockholders (see "Proposal No. 1: The Merger Agreement — Conditions to the Merger" beginning on page 93);

  •
  the risk that WSI has liabilities which were not identified during IESI-BFC's due diligence; and

  •
  various other risks associated with the merger and WSI's and IESI-BFC's respective business set forth under the section entitled "Risk Factors."

        In view of the wide variety of factors considered in connection with its evaluation of the merger, IESI-BFC's board of directors did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determination. IESI-BFC's board of directors viewed its determination as being based on all of the information and the factors presented to and considered by it. In addition, individual directors may have given different weights to different information and factors.

WSI Unaudited Prospective Financial Information

        WSI does not as a matter of course make public projections as to future revenues, earnings or other results. However, WSI management has prepared the unaudited prospective financial information set forth below to provide the stockholders of WSI access to certain non-public unaudited prospective financial information that was made available to the WSI board of directors, the IESI-BFC board of directors and WSI's and IESI-BFC's financial advisors in connection with the merger. The unaudited prospective financial information below was not prepared with a view toward public disclosure.

        The unaudited prospective financial information set forth below was, in general, prepared solely for internal use and is subjective in many respects and thus subject to interpretation. While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions made by the management of WSI with respect to industry performance and competition, general business, economic, market and financial conditions and matters specific to WSI's business, all of which are difficult to predict and many of which are beyond WSI's control.

        The unaudited prospective financial information was not prepared with a view toward complying with U.S. GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither WSI's independent registered public accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the unaudited prospective financial information. Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. No representation is being made by IESI-BFC, WSI or any other person to any stockholder of WSI or any other person regarding the ultimate performance of IESI-BFC compared to the information included in the prospective financial information.

        The following table presents selected unaudited prospective financial information for the fiscal years ending December 31, 2010 through 2014:

	Fiscal Year Ended December 31,
(Dollars in millions)	2010	2011	2012	2013	2014
Revenue	$483.1	$506.2	$524.3	$544.9	$563.5
(% Growth)	11.1%	4.8%	3.6%	3.9%	3.4%
Adjusted EBITDA(1)	$125.7	$133.7	$139.4	$145.3	$150.8
(% Margin)	26.0%	26.4%	26.6%	26.7%	26.8%
(% Growth)	21.3%	6.4%	4.3%	4.2%	3.8%
Depletion, Depreciation and Amortization	$47.6	$48.9	$50.6	$52.2	$54.0
(% of Revenue)	9.9%	9.7%	9.7%	9.6%	9.6%
Capital Expenditures	$34.0	$34.0	$34.0	$34.0	$34.0

Note:

(1)
Adjusted EBITDA is income before interest expense, income taxes, depletion, depreciation, amortization and stock-based compensation expenses.

        While the unaudited prospective financial information summarized above was prepared in good faith, as discussed above no assurance can be made regarding future events. The estimates and assumptions underlying the unaudited prospective financial information involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among others, risks and uncertainties described in "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements," all of which are difficult to predict and many of which are beyond the control of WSI and will be beyond the control of the combined company. There can be no assurance that the underlying assumptions will prove to be accurate or that the unaudited prospective financial information will be realized, and actual results likely will differ, and may differ materially, either higher or lower than estimated, from those presented in the financial forecasts, even if the merger is not completed. Since the unaudited prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year.

        Readers of this proxy statement/prospectus are cautioned not to place undue reliance on the unaudited prospective financial information set forth above. The inclusion of unaudited prospective financial information in this proxy statement/prospectus should not be regarded as an indication that such prospective financial information will be an accurate prediction of future events nor construed as financial guidance, and they should not be relied on as such.

        The summary of the financial forecasts is not included in this proxy statement/prospectus in order to induce any stockholder to vote in favor of any of the proposals to be voted on at the WSI special meeting, as described in this proxy statement/prospectus.

IESI-BFC Unaudited Prospective Financial Information

        IESI-BFC does not as a matter of course make public projections as to future revenues, earnings, or other results. However, IESI-BFC management has prepared the unaudited prospective financial information set forth below to provide the stockholders of WSI access to certain non-public unaudited prospective financial information that was made available to the IESI-BFC board of directors, the WSI board of directors and WSI's and IESI-BFC's financial advisors in connection with the merger. The unaudited prospective financial information below was not prepared with a view toward public disclosure or with a view toward complying with the published guidelines of the SEC or the Canadian Securities Administrators, the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information or with U.S. GAAP, but, in the view of IESI-BFC management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management's knowledge and belief, the expected course of action and the expected future financial performance of IESI-BFC. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information. No representation is being made by IESI-BFC, WSI or any other person to any stockholder of WSI or any other person regarding the ultimate performance of IESI-BFC compared to the information included in the prospective financial information.

        The following table presents selected unaudited prospective financial information for the fiscal years ending December 31, 2010 through 2014:

	Fiscal Year Ended December 31,
(Dollars in thousands)	2010	2011	2012	2013	2014
Revenue	$1,085,593	$1,122,178	$1,155,843	$1,190,518	$1,226,234
% Growth	7.9%	3.4%	3.0%	3.0%	3.0%
EBITDA(1)	$319,714	$330,327	$340,238	$350,446	$360,959
% Margin	29.5%	29.4%	29.4%	29.4%	29.4%
% Growth	8.8%	3.3%	3.0%	3.0%	3.0%
Depletion, Depreciation and Amortization	$159,489	$158,564	$159,772	$159,894	$160,457
% of Revenue	14.7%	14.1%	13.8%	13.4%	13.1%
Capital and Landfill Expenditures	$110,961	$114,716	$118,105	$121,583	$125,154

Note:

(1)
EBITDA is net income before interest expense, income taxes, depletion, depreciation, amortization and certain other income and expenses.

        Neither IESI-BFC's independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

        The assumptions and estimates underlying the prospective financial information are inherently uncertain and, though considered reasonable by IESI-BFC management as of the date of its preparation, are subject to a wide variety of significant industry performance and competitive, general business, economic, market and financial condition risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Since the prospective financial information covers multiple years, such information by its nature becomes less predictive with each successive year. WSI's stockholders are urged to review the description of risk factors with respect to IESI-BFC's business. See "Risk Factors — Risks Related to IESI-BFC's business" beginning on page 36 and "Cautionary Statement Regarding Forward Looking

Statements" beginning on page 23. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of IESI-BFC or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this proxy statement/prospectus should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

        IESI-BFC does not generally publish its business plans and strategies or make external disclosures of its anticipated financial position or results of operations. Accordingly, IESI-BFC does not intend to update or otherwise revise the prospective financial information to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, IESI-BFC does not intend to update or revise the prospective financial information to reflect changes in general economic or industry conditions.

        The summary of the financial forecasts is not included in this proxy statement/prospectus in order to induce any stockholder to vote in favor of any of the proposals to be voted on at the WSI special meeting, as described in this proxy statement/prospectus.

Interests of WSI Directors and Officers in the Merger

        In considering the recommendation of the WSI board of directors that you vote to adopt the merger agreement, you should note that certain WSI directors and executive officers have financial and other interests in the merger pursuant to employment agreements and various compensation and incentive plans that are different from, or in addition to, those of WSI stockholders generally. The board of directors of WSI was aware of these differences and considered them, among other matters, in approving the merger agreement and recommending its adoption. The agreements and plans generally provide for payments and benefits described below.

        References in this section to named executive officers refer to the following individuals: David Sutherland-Yoest (President, Chief Executive Officer); Ivan R. Cairns (Executive Vice President, General Counsel and Secretary); Edwin D. Johnson (Executive Vice President, Chief Financial Officer and Chief Accounting Officer); William P. Hulligan (Executive Vice President, U.S. Operations) and Wayne R. Bishop (Senior Vice President and Controller).

        References in this section to members of WSI's board of directors refer to the following individuals: Gary W. DeGroote; Michael H. DeGroote; Michael B. Lazar; George E. Matelich; Lucien Rémillard; Jack E. Short; David Sutherland-Yoest; Wallace L. Timmeny and Michael J. Verrochi.

        For purposes of the WSI plans and employment arrangements described below, it is assumed the consummation of the merger will constitute a "change of control."

Positions with the Combined Company

        Following the completion of the merger, two members of the WSI board of directors will become directors of IESI-BFC as described under "Proposal No. 1: The Merger Agreement" beginning on page 84.

Equity Compensation Awards

        In general, pursuant to the 2007 WSI Equity and Performance Incentive Plan (the "2007 Plan"), all stock options and restricted stock units ("RSUs") outstanding immediately prior to the occurrence of a change of control, whether or not vested at that time, will vest in full immediately prior to the occurrence of a change of control, as defined under the WSI 2007 Plan.

        Based on the outstanding WSI equity awards held by WSI's named executive officers and directors as of January 8, 2010, but assuming that all RSUs first eligible to vest on March 15, 2010 have vested, and assuming that all outstanding RSUs are vested and that the effective time of the merger occurs on March 31, 2010 (even though WSI and IESI-BFC currently expect to complete the merger in the second calendar quarter of 2010), the following table sets forth the total resulting value of the equity awards of WSI's named executive officers and directors.

Total Resulting Value of Equity Awards(1)

Assumed IESI-BFC Stock Price	$16.02
Exchange Ratio	0.5833

Implied WSI Stock Price	$9.34

	Stock Options			Restricted Stock Units			Warrants
Executive Officer/Director	No. Shares Underlying Vested and Unvested Stock Options	Implied Stock Price	Resulting Consideration	No. Shares Underlying Unvested Stock Units	Implied Stock Price	Resulting Consideration	No. Shares Underlying Vested and Unvested Stock Warrants	Implied Stock Price	Resulting Consideration	Total Resulting Value
David Sutherland-Yoest(2)	—	$9.34	—	254,167	$9.34	$2,375,064	166,666	$9.34	$207,416	$2,582,480
Edwin D. Johnson	—	9.34	—	65,000	9.34	607,393	—	—	—	607,393
Ivan R. Cairns	—	9.34	—	81,250	9.34	759,241	—	—	—	759,241
William P. Hulligan	—	9.34	—	65,000	9.34	607,393	—	—	—	607,393
Gary W. DeGroote	—	9.34	—	5,416	9.34	50,610	—	—	—	50,610
Michael H. DeGroote	—	9.34	—	3,333	9.34	31,145	—	—	—	31,145
Michael B. Lazar	—	9.34	—	8,125	9.34	75,924	—	—	—	75,924
George E. Matelich	—	9.34	—	8,125	9.34	75,924	—	—	—	75,924
Lucien Remillard	—	9.34	—	5,416	9.34	50,610	—	—	—	50,610
Jack E. Short	—	9.34	—	8,125	9.34	75,924	—	—	—	75,924
Wallace L. Timmeny	—	9.34	—	5,416	9.34	50,610	—	—	—	50,610
Michael J. Verrochi	—	9.34	—	5,416	9.34	50,610	—	—	—	50,610
Wayne R. Bishop	—	9.34	—	20,000	9.34	186,890	—	—	—	186,890

Notes:

(1)
Amounts are based on a price per IESI-BFC common share of $16.02 (the closing price on December 31, 2009) and the exchange ratio of 0.5833 IESI-BFC common shares per share of WSI common stock and calculated assuming all such stock options and warrants are exercised, and all shares underlying the equity awards are sold. Actual amounts may be higher or lower depending on the value of IESI-BFC common shares on the date any vesting is triggered and the number of equity compensation awards that are unvested on the date any vesting is triggered (including any such awards which may be granted prior to such date). Depending on when the merger occurs, certain of the unvested equity compensation awards shown in the table above may become vested in accordance with their terms without regard to the merger.

(2)
Mr. Sutherland-Yoest's warrants were granted on July 21, 2001 and vested in full as of July 21, 2004. The resulting consideration of $207,416 for his warrants represents the 166,666 shares underlying the warrants multiplied by the $1.24 per share difference between the $9.34 implied share price and the $8.10 per share exercise price of the warrants.

        Mr. Sutherland-Yoest was issued warrants to purchase 166,666 shares of common stock as a term of the commencement of his employment in September 2001. The warrants have an exercise price of $8.10 per share, have all vested and will expire in September 2011. In the event of a change of control, or if Mr. Sutherland-Yoest's employment is terminated by reason of death, disability or without cause, the warrants continue to be exercisable as if Mr. Sutherland-Yoest had remained an employee, through their expiration date. Mr. Sutherland-Yoest's warrants that were granted on July 21, 2001 vested in full as of July 21, 2004.

        For additional information about the treatment of WSI equity awards after the completion of the merger, see "The Merger — Treatment of WSI Stock Options, Restricted Stock Units and Warrants" beginning on page 82.

Severance Under Employment Agreements

        Pursuant to the employment agreements that WSI has entered into with each of its named executive officers, WSI has agreed to make post-termination payments of salary and bonus and to make payments to a third party health care insurance provider for continuing health care benefits, on the executive officer's death or total disability, as well as on termination by WSI without cause, or by the executive officer for good reason. In general, absent a change of control, the cash severance due to any executive officer is paid over time in periodic installments. However, WSI has agreed to pay the cash severance in a lump sum if a change of control occurs and an executive officer's employment is terminated by WSI without cause or by the executive officer for good reason within two years following the change of control, or where a change of control occurs within one year after the executive officer's termination by WSI without cause or by the executive for good reason. Pursuant to Mr. Sutherland-Yoest's employment agreement, payment of these lump sum amounts is also triggered if Mr. Sutherland-Yoest resigns for any reason within six months following a change of control.

        The value of the lump sum post-termination benefit that would be due to each WSI named executive officer in connection with a termination of the named executive officer's employment by WSI without cause or by the executive officer for good reason within two years following the change of control (or for any reason following Mr. Sutherland-Yoest's resignation within six months following a change of control), or where a change of control occurs within one year following the executive officer's termination of employment by WSI without cause or by the executive officer for good reason is set forth in the table below.

Value of Post-Termination Cash Benefits and Continued Health Benefits

        The following table summarizes estimated benefits (other than equity compensation described above) that would be payable to each named executive officer assuming such executive officer is terminated without cause immediately following the effective time of the merger, which solely for the purpose of this table is assumed to occur on March 31, 2010, which is the end of WSI's fiscal first quarter and not necessarily representative of the actual effective time of the merger. The amounts shown are in U.S.$ based upon an exchange rate of C$1.00 equals U.S.$0.9500.

	Cash Severance Benefit
			Cost of Continued Health Benefits	Value of Total Benefits	Excise Tax Gross-up Amount
Named Executive Officer	Salary	Bonus
David Sutherland-Yoest	$1,900,000	$1,768,089	$23,017	$3,691,106	$1,514,941
Edwin D. Johnson	800,000	558,000	34,710	1,392,710	—
Ivan R. Cairns	1,254,000	1,166,938	17,941	2,438,879	—
William P. Hulligan	800,000	686,000	51,392	1,537,392	606,304
Wayne R. Bishop	213,750	106,875	3,498	324,123	—

"Golden Parachute" Excise Tax Gross-Up

        Where post-termination and/or change of control benefits (including accelerated vesting of awards) provided to any of WSI's named executive officers result in excise tax to the executive under Section 4999 of the Code, WSI is obligated to compensate the executive officer in an amount equal to an amount required to put the executive in an after-tax position equal to the position the executive would have been in had the Section 4999 excise taxes not been payable. The values of the gross-ups that would be due each of WSI's named executive officers are set forth in the table below.

Value of Excise Tax Gross-Up

Named Executive Officer	Gross-Up Amount
David Sutherland-Yoest	$1,514,941
Edwin D. Johnson	—
Ivan R. Cairns	—
William P. Hulligan	606,304
Wayne R. Bishop	—

Restrictive Covenants

        In addition, pursuant to their employment agreements, each of WSI's named executive officers is bound by confidentiality and non-solicitation covenants as well as a covenant not to compete or be employed by any competing business in any of the business areas or territories in which WSI then conducts business or with any development opportunity being pursued by WSI during the applicable non-compete period. The restrictive covenants apply for (i) two years following an executive officer's termination by WSI without cause or by the executive officer for good reason and (ii) one year following an executive officer's termination by WSI for cause or by the executive officer without good reason. The noncompetition and nonsolicitation covenants would not apply if the executive officer's employment is terminated by WSI without cause or by the executive officer for good reason within two years following the occurrence of a change of control or, would cease upon a change of control occurring within one year following termination of the executive officer's employment by WSI without cause or by the executive officer for good reason.

Indemnification and Directors' and Officers' Insurance

        Following completion of the merger, IESI-BFC will cause WSI to indemnify and hold harmless the current and past directors and officers of WSI and its subsidiaries for acts or omissions occurring at or prior to the merger to the same extent that they are indemnified under the certificate of incorporation, bylaws or other organizational documents of WSI as of the date of the merger agreement. In addition, for a period of six years after completion of the merger, IESI-BFC will cause such directors and officers to be covered by directors' and officers' liability insurance policies with respect to claims arising from facts or events that existed or occurred at or prior to the completion of the merger, provided, however that IESI-BFC will not be required to make annual premium payments for such insurance to the extent such premiums exceed 250% of WSI's current annual premium for such insurance.

Material United States Federal Income Tax Consequences

        The following discussion describes the material U.S. federal income tax consequences of the merger and the ownership of IESI-BFC common shares that are applicable to U.S. Holders and Non-U.S. Holders (as defined below).

        For purposes of this discussion, the term "U.S. Holder" means a beneficial owner of WSI common stock or IESI-BFC common shares that is for U.S. federal income tax purposes:

  •
  an individual citizen or resident of the United States;

  •
  a corporation or other entity taxable as a corporation created in or organized under the laws of the United States or any political subdivision thereof;

  •
  an estate the income of which is subject to U.S. federal income tax without regard to its source; or

  •
  a trust, if (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust, or (ii) such trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

        A "Non-U.S. Holder" is a beneficial owner of WSI common stock or IESI-BFC common shares, other than an entity classified as a partnership for U.S. federal income tax purposes, that (i) is not a U.S. Holder, (ii) is not engaged in a trade or business in the United States for U.S. federal income tax purposes, and (iii) is not an individual present in the United States for a period or periods aggregating 183 days or more in the taxable year of the merger.

        This discussion is addressed only to persons that hold shares of WSI common stock or IESI-BFC common shares as capital assets for U.S. federal income tax purposes (generally property held for investment). This discussion is intended only as a summary of the material U.S. federal income tax consequences of the exchange of WSI common stock for IESI-BFC common shares (and cash in lieu of fractional IESI-BFC common shares) and of owning and disposing of IESI-BFC common shares. It does not address all potential tax consequences that may be relevant to WSI stockholders. Moreover, this discussion does not apply to any WSI stockholder subject to special treatment under the Code, including, without limitation:

  •
  a person that owns 5% or more of either the total voting power or the total value of the outstanding IESI-BFC common shares immediately after the merger (determined after taking into account the applicable constructive ownership and attribution rules under the Code and Treasury Regulations);

  •
  a tax-exempt organization, financial institution, mutual fund, real estate investment trust, regulated investment company, dealer or broker in securities, or insurance company;

  •
  a trader who elects to mark its securities to market for U.S. federal income tax purposes; a person who holds shares of WSI common stock as part of an integrated investment such as a straddle, hedge, constructive sale, conversion transaction or other risk reduction transaction;

  •
  a person who holds shares of WSI common stock in an individual retirement or other tax-deferred account;

  •
  a U.S. Holder whose functional currency is not the U.S. dollar;

  •
  a U.S. expatriate;

  •
  an individual who received shares of WSI common stock, or who acquires IESI-BFC common shares, pursuant to the exercise of employee stock options or otherwise as compensation or in connection with the performance of services;

  •
  a partnership or other flow-through entity (including an S corporation or a limited liability company treated as a partnership for U.S. federal income tax purposes) and any person that holds an interest in such entity; or

  •
  a person subject to the alternative minimum tax.

        If a partnership, or other entity or arrangement treated as a partnership for U.S. federal income tax purposes, is the beneficial owner of shares of WSI common stock, the tax treatment of a partner in such partnership will depend upon the status of that partner and the status and activities of the partnership. Partners in a partnership that owns shares of WSI common stock should consult their tax advisors as to the particular U.S. federal income tax consequences applicable to them.

        This discussion also does not address the tax consequences of the merger under state, local, non-U.S. or other tax laws. The following discussion is based on existing U.S. federal income tax law, including the provisions of the Code, the Treasury Regulations thereunder, Internal Revenue Service ("IRS") rulings, judicial decisions and other administrative pronouncements, all as in effect on the date of this proxy statement/prospectus, as well as representations and covenants (including representations and covenants regarding the absence of changes in existing facts and that the conversion and the merger will be completed in accordance with this proxy statement/prospectus and the merger agreement) and including the representations and covenants contained in certificates of IESI-BFC and WSI. To the extent this discussion constitutes a summary of U.S. federal income tax laws or legal conclusions with respect thereto, this discussion represents the opinions of Torys LLP, counsel to IESI-BFC, and Akin Gump, counsel to WSI. Neither of the tax opinions nor this discussion are binding on the U.S. Internal Revenue Service, or the IRS, or the courts. In addition, neither IESI-BFC nor WSI intends to request a ruling from the IRS with respect to the merger. Future legislative, judicial, or administrative changes or interpretations, which may or may not be retroactive, or the failure of any such factual representation to be true, correct and complete in all material respects, or the breach of any of the covenants, may adversely affect the accuracy of the statements and conclusions described in this proxy statement/prospectus.

        WSI stockholders are strongly urged to consult their own tax advisors as to the U.S. federal, state, local and non-U.S. tax consequences of the merger and the ownership and disposition of IESI-BFC common shares.

Material U.S. Federal Income Tax Consequences of the Merger

General

        Based upon the completion of the merger according to the terms of the merger agreement and based upon facts, factual representations and covenants contained in certificates provided by IESI-BFC and WSI, all of which must continue to be true, correct, and complete in all material respects as of the effective time of the merger, it is the opinion of each of Torys LLP, counsel to IESI-BFC, and Akin Gump, counsel to WSI, that the merger will qualify as a "reorganization" within the meaning of section 368(a) of the Code, that WSI and IESI-BFC will each be a "party to the reorganization" within the meaning of section 368 of the Code and that IESI-BFC will be treated as a corporation under section 367(a) of the Code with respect to each transfer of property to IESI-BFC pursuant to the merger. IESI-BFC and WSI have agreed to report the transaction consistent with such treatment.

        Based upon the foregoing, it is the opinion of each of Torys LLP, counsel to IESI-BFC, and Akin Gump, counsel to WSI, that the material U.S. federal income tax consequences of the merger will be as follows:

U.S. Holders

  •
  A U.S. Holder will not recognize income, gain or loss upon the receipt of IESI-BFC common shares in exchange for such holder's shares of WSI common stock in the merger, except with respect to cash received in lieu of a fractional IESI-BFC common share (as discussed below).

  •
  A U.S. Holder's aggregate tax basis in IESI-BFC common shares received in the merger (including any fractional shares deemed received and exchanged for cash) will equal such holder's aggregate tax basis in its shares of WSI common stock exchanged in the merger.

  •
  A U.S. Holder's holding period for IESI-BFC common shares received in the merger will include the holding period for the shares of WSI common stock exchanged therefor in the merger.

        If a U.S. Holder has differing bases or holding periods in respect of its WSI common shares, it should consult its tax advisor prior to the merger with regard to identifying the bases or holding periods of the particular IESI-BFC common shares received in the merger.

        A U.S. Holder of WSI common stock who receives cash in lieu of a fractional IESI-BFC common share will be treated as having received a fractional IESI-BFC common share and then as having received cash in redemption of such fractional share. Such holder generally must recognize capital gain or loss equal to the difference between the amount of such cash received in lieu of such fractional share and the ratable portion of the tax basis of the shares of WSI common stock surrendered in the merger that is allocated to such fractional share. If a U.S. Holder of WSI common stock actually or constructively owns IESI-BFC common shares before the merger and the distribution of cash to such holder has the effect of the distribution of a dividend, some or all of the cash received by such U.S. Holder could be taxed as dividend income. U.S. Holders should consult their tax advisors regarding the treatment of cash received in lieu of a fractional IESI-BFC common share.

Non-U.S. Holders

        A Non-U.S. Holder will not recognize income, gain or loss upon the receipt of IESI-BFC common shares in exchange for such holder's shares of WSI common stock in the merger. Further, any payment of cash to a Non-U.S. Holder in lieu of a fractional IESI-BFC common share generally will not be subject to U.S. federal income tax.

U.S. Information Reporting and Backup Withholding

        In general, information reporting will apply to a payment of cash in lieu of a fractional IESI-BFC common share made to a U.S. Holder within the United States (and in certain cases, outside the United States), unless such holder is an exempt recipient. Backup withholding may also apply to such payment if a U.S. Holder fails to provide a taxpayer identification number or certification of other exempt status or fails to report income subject to backup withholding (such as dividend and interest income). Non-U.S. Holders generally will be exempt from backup withholding, but may be required to provide a certification to establish their entitlement to the exemption. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a holder's U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

        Any "significant holder" of WSI common stock must (i) file a statement with its U.S. federal income tax return providing certain facts pertinent to the merger, including the tax basis in the shares of WSI common stock surrendered and the fair market value of such shares immediately before the merger and (ii) retain permanent records of these facts relating to the merger. A "significant holder" for this purpose is any U.S. Holder of WSI common stock that, immediately before the merger, (i) owned at least 5% (by vote or value) of the shares of WSI common stock or (ii) owned WSI securities with a tax basis of $1 million or more.

Ownership and Disposition of IESI-BFC Common Shares by U.S. Holders

Distributions

        Distributions on a U.S. Holder's IESI-BFC common shares (including amounts withheld with respect to Canadian withholding taxes) will be taxable as dividends to the extent paid out of IESI-BFC's current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such income (including withheld taxes) will be includable in a U.S. Holder's gross income as ordinary income on the day actually or constructively received by such U.S. Holder. Because IESI-BFC is not a U.S. corporation, such dividends will not be eligible for the dividends received deduction allowed to corporations. To the extent that the amount of any distribution exceeds IESI-BFC's current and accumulated earnings and profits, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's adjusted tax basis in its

IESI-BFC common shares, causing a reduction in the adjusted basis of such IESI-BFC common shares (thereby increasing the amount of gain or decreasing the amount of loss recognized on a subsequent disposition of such IESI-BFC common shares). Thereafter, to the extent that such distribution exceeds a U.S. Holder's adjusted tax basis in its IESI-BFC common shares, the distribution will be treated as gain from the sale or exchange of such U.S. Holder's IESI-BFC common shares. IESI-BFC does not maintain calculations of its earnings and profits for U.S. federal income tax purposes. Accordingly, U.S. Holders should expect that distributions on IESI-BFC common shares generally will be treated as dividends for U.S. federal tax information reporting purposes.

        With respect to non-corporate U.S. Holders, certain dividends received in taxable years beginning before January 1, 2011 will qualify for reduced rates of taxation (currently 15%), assuming certain holding period and other requirements are met. U.S. Holders should consult their own tax advisors regarding the application of these rules given their particular circumstances. Special additional rules may apply if IESI-BFC is classified as a "passive foreign investment company" for U.S. federal income tax purposes, as described below in the section entitled "— Passive Foreign Investment Company Considerations."

        The amount of any dividend paid on the IESI-BFC common shares in Canadian currency will equal the U.S. dollar value of the Canadian currency calculated by reference to the exchange rate in effect on the date the dividend is properly included in income by a U.S. Holder, regardless of whether the Canadian currency is converted into United States dollars. A U.S. Holder will have a basis in the Canadian currency equal to its United States dollar value on the date the dividend is properly included in income. Any gain or loss realized on a subsequent conversion or other disposition of the Canadian currency will be treated as U.S. source ordinary income or loss.

        Subject to certain conditions and limitations, Canadian withholding taxes on dividends, as described under "The Merger — Material Canadian Federal Income Tax Considerations," may be treated as foreign taxes eligible for credit against a U.S. Holder's U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the IESI-BFC common shares generally will be treated as income from sources outside the United States and generally will constitute "passive category income."

        The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Exchange of IESI-BFC Common Shares

        A U.S. Holder will recognize taxable gain or loss on any sale or exchange of IESI-BFC common shares in an amount equal to the difference between the amount realized for the IESI-BFC common shares and such holder's tax basis in the IESI-BFC common shares. Any such gain or loss generally will be a capital gain or loss, which will be long-term capital gain or loss if such U.S. Holder's holding period for the IESI-BFC common shares exceeds one year on the date of such sale or exchange. Preferential tax rates currently apply to long-term capital gains of non-corporate U.S. Holders. The deductibility of capital losses is subject to limitations. Special additional rules may apply if IESI-BFC is classified as a "passive foreign investment company" for U.S. federal income tax purposes, as described below in the section entitled "— Passive Foreign Investment Company Considerations."

Passive Foreign Investment Company Considerations

        Special, generally adverse, U.S. federal income tax rules apply to U.S. Holders owning shares of a passive foreign investment company ("PFIC"). A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying relevant look-through rules with respect to the income and assets of subsidiaries, either at least 75% of its gross income is "passive income," or on average at least 50% of the gross value of its assets is attributable to assets that produce passive income or are held for the production of passive income. For this purpose, passive income generally includes, among other things, dividends, interest, certain rents and royalties and gains from the disposition of property that produces such income. If IESI-BFC is classified as a PFIC for any taxable year in which a U.S. Holder has held IESI-BFC common shares, IESI-BFC may continue to be classified as a PFIC for any subsequent taxable year in which the U.S. Holder continues to hold such common shares, even if the income or assets would not cause IESI-BFC to be a PFIC in such subsequent taxable year. Based on the structure of IESI-BFC and its subsidiaries, and its income and assets, IESI-BFC does not believe that it is a PFIC or was a PFIC in a prior taxable year, nor does

IESI-BFC anticipate that it will become a PFIC in the foreseeable future. However, there can be no assurance that the IRS will not successfully challenge this position or that IESI-BFC will not become a PFIC in a future taxable year, as PFIC status is re-tested each year and depends on IESI-BFC's assets and income in such year. Accordingly, neither Torys LLP nor Akin Gump expresses any opinion as to IESI-BFC's status as a PFIC for U.S. federal income tax purposes.

        If IESI-BFC is classified as a PFIC at any time that a U.S. Holder holds its common shares, such U.S. Holder may be subject to an increased U.S. federal income tax liability and a special interest charge in respect of gain recognized on the sale or other disposition of such common shares and upon the receipt of certain "excess distributions." Dividends paid by IESI-BFC will not constitute "qualified dividend income" eligible for preferential tax rates (currently a maximum of 15%) generally available to non-corporate U.S. Holders if IESI-BFC is classified as a PFIC for the taxable year during which it pays the applicable dividend or for the preceding taxable year.

        To mitigate the adverse consequences of this tax regime, a U.S. Holder may be eligible to make:

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  a "qualified electing fund" election (a "QEF election"), as defined in the Code, to be taxed currently on a U.S. Holder's pro rata portion of IESI-BFC's ordinary earnings and net capital gain, whether or not such earnings or gain is distributed in the form of dividends or otherwise, or

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  a "mark-to-market" election and thereby agree for the year of the election and each subsequent tax year to recognize ordinary gain or loss (but only to the extent of prior ordinary gain) based on the increase or decrease in market value for such taxable year. A U.S. Holder's tax basis in IESI-BFC common shares would be adjusted to reflect any such income or loss amounts.

        In order for a U.S. Holder to make a QEF election, IESI-BFC would have to provide certain information regarding such U.S. Holder's pro rata share of IESI-BFC's ordinary earnings and net capital gain. IESI-BFC currently does not intend to provide such information in the event it is classified as a PFIC. In order for a U.S. Holder to make a mark-to-market election, the IESI-BFC common shares must be "marketable." IESI-BFC believes that its common shares should qualify as marketable stock (although there can be no assurance that this will continue to be the case).

        Each U.S. Holder should consult its own tax advisor regarding the possible classification of IESI-BFC as a PFIC, the potential effect of the PFIC rules on such holder, as well as the availability and effect of any election under the PFIC rules, in each case, having regard to such holder's particular circumstances.

Information Reporting and Backup Withholding

        In general, information reporting will apply to dividends in respect of IESI-BFC common shares and the proceeds from the sale, exchange or redemption of IESI-BFC common shares that are paid to a U.S. Holder within the United States (and in certain cases, outside the United States), unless such holder is an exempt recipient. Backup withholding may also apply to such payments if a U.S. Holder fails to provide a taxpayer identification number or certification of other exempt status or fails to report income subject to backup withholding (such as dividend and interest income). Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

        Subject to specified exceptions and future guidance, recently enacted U.S. tax legislation generally requires a U.S. Holder that is an individual (or, to the extent provided in future guidance, a domestic entity) to report to the IRS certain interests of such U.S. Holder in stock or securities issued by a non-U.S. person (such as IESI-BFC) for taxable years beginning after March 18, 2010. Failure to report information required under this legislation could result in substantial penalties. U.S. Holders are urged to consult their own tax advisors regarding the information reporting obligations that may arise from their ownership of IESI-BFC common shares.

        The foregoing discussion is not intended to be legal or tax advice to any particular WSI stockholder. Tax matters regarding the merger are complex, and the tax consequences of the merger to any particular WSI stockholder will depend on that stockholder's particular situation. WSI stockholders should consult their own tax advisors regarding the specific tax consequences of the merger, including tax return reporting requirements, the applicability of U.S. federal, state, local and non-U.S. tax laws and the effect of any proposed change in the tax laws in light of their particular circumstances.

Material Canadian Federal Income Tax Considerations

        The following discussion constitutes the opinion of Torys LLP, counsel to IESI-BFC, as to the material Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder (the "Tax Act") applicable to holders of WSI common stock who receive IESI-BFC common shares pursuant to the merger. This discussion is applicable to a WSI stockholder who (i) holds its WSI common stock as capital property, (ii) deals at arm's length and is not affiliated with WSI or IESI-BFC, and (iii) does not use or hold and is not deemed to use or hold its WSI common stock and will not use or hold and will not be deemed to use or hold its IESI-BFC common shares in the course of carrying on or otherwise in connection with a business, and did not acquire the WSI common stock or IESI-BFC common shares in one or more transactions considered to be an adventure or concern in the nature of trade (a "WSI Stockholder"). A WSI Stockholder who is a Canadian resident and who might not otherwise be considered to hold its WSI common stock or IESI-BFC common shares as capital property may, in certain circumstances, be entitled to have its IESI-BFC common shares (but not WSI common stock) and any other "Canadian security" (as defined in the Tax Act) held by it in the taxation year of the election and in all subsequent taxation years treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. A WSI Stockholder contemplating making such an election in respect of IESI-BFC common shares should consult its own tax advisor.

        This discussion is not applicable to a WSI Stockholder (1) who is a "financial institution" or a "specified financial institution" for the purposes of the "mark-to-market property" rules under the Tax Act, (2) an interest in which would be a "tax shelter investment" (as defined in the Tax Act) or (3) who has elected to have the "functional currency" reporting rules under the Tax Act apply.

        This discussion is based upon the facts set out in this proxy statement/prospectus, the current provisions of the Tax Act and the Canada-United States Tax Convention (1980) (the "Treaty") in force prior to the date hereof, and counsel's understanding of the current administrative policies and assessing practices of the Canada Revenue Agency published in writing prior to the date hereof. This discussion takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals"). It has been assumed that the Tax Proposals will be enacted in the form proposed; however, no assurances can be given that the Tax Proposals will be enacted as currently proposed or at all.

        This discussion is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law or administrative policy or assessing practice, whether by legislative, regulatory, administrative or judicial action or decision. This discussion does not take into account any provincial, territorial, U.S., or other foreign income tax legislation or considerations. The provincial, territorial, U.S. or other foreign income tax consequences of the merger may differ significantly from those identified in the following discussion. A WSI Stockholder should consult its own tax advisor in respect of the provincial, territorial, or foreign income tax consequences of the merger.

        This discussion should not be construed, nor is it intended to be, legal or tax advice or representations to any particular WSI Stockholder. Accordingly, a WSI Stockholder should consult with its own tax advisor for advice with respect to the income tax consequences to it in its own particular circumstances.

        For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of WSI common stock or IESI-BFC common shares must be converted into Canadian dollars using the relevant exchange rate quoted by the Bank of Canada at noon on the relevant date or such other rate of exchange that is acceptable to the Canada Revenue Agency.

Canadian Residents

        The following portion of the discussion is applicable to a WSI Stockholder who is, for the purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, a resident of Canada (a "Canadian Stockholder").

The Merger

        The merger does not qualify as a "foreign merger" for purposes of the Tax Act and no other "rollover" is available under the Tax Act. Therefore, a Canadian Stockholder that exchanges WSI common stock for

IESI-BFC common shares on the merger will be considered to have disposed of its WSI common stock for proceeds of disposition equal to the aggregate of the fair market value of the IESI-BFC common shares received plus the amount of any cash received in lieu of fractional common shares of IESI-BFC. As a result, the Canadian Stockholder will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the WSI common stock to the Canadian Stockholder. The tax treatment of any such capital gain (or capital loss) is described below under "Treatment of Capital Gains and Capital Losses".

        The cost to the Canadian Stockholder of IESI-BFC common shares acquired on the merger should be equal to the fair market value of such IESI-BFC common shares so acquired. The cost of such IESI-BFC common shares generally will be averaged with the adjusted cost base of all other IESI-BFC common shares held at that time by the Canadian Stockholder as capital property for purposes of determining the adjusted cost base of each such IESI-BFC common share to the Canadian Stockholder.

Dividends on IESI-BFC Common Shares

        Dividends received or deemed to be received on IESI-BFC common shares by a Canadian Stockholder who is an individual (other than certain trusts) will be included in computing the Canadian Stockholder's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received by an individual from a taxable Canadian corporation. To the extent that IESI-BFC distributes the dividends as "eligible dividends" in the prescribed manner, the Canadian Stockholder will be subject to the enhanced gross-up and tax credit rules.

        Dividends received or deemed to be received on IESI-BFC common shares by a Canadian Stockholder that is a corporation will be included in computing the Canadian Stockholder's income for the taxation year in which such dividends are received or deemed to be received and will generally be deductible in computing the Canadian Stockholder's taxable income for such taxation year.

        A Canadian Stockholder that is a "private corporation" or a "subject corporation" for purposes of the Tax Act may be liable to pay a refundable tax of 33 1/3% on dividends received or deemed to be received to the extent such dividends are deductible in computing the Canadian Stockholder's taxable income.

Disposition of IESI-BFC Common Shares

        On a disposition or a deemed disposition of a IESI-BFC common share (other than to IESI-BFC), a Canadian Stockholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the share to the Canadian Stockholder. The tax treatment of any such capital gain (or capital loss) is described below under "Treatment of Capital Gains and Capital Losses".

Treatment of Capital Gains and Capital Losses

        One-half of the amount of any capital gain (a "taxable capital gain") realized by a Canadian Stockholder in a taxation year must be included in computing the Canadian Stockholder's income in that year, and one-half of the amount of any capital loss (an "allowable capital loss") realized by a Canadian Stockholder in a taxation year generally may be deducted from taxable capital gains realized by the Canadian Stockholder in that year. Allowable capital losses in excess of taxable capital gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any following taxation year against taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

        The amount of any capital loss realized on the disposition or deemed disposition of a IESI-BFC common share by a Canadian Stockholder that is a corporation may be reduced by the amount of dividends received or deemed to have been received by it on the share to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a Canadian Stockholder that is a corporation is a member of a partnership or a beneficiary of a trust that owns IESI-BFC common shares or that is itself a member of a partnership or a beneficiary of a trust that owns IESI-BFC common shares. A Canadian Stockholder to whom these rules may be relevant should consult its own tax advisor.

        A Canadian Stockholder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable for a refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

U.S. Residents

        The following portion of the discussion is applicable to a WSI Stockholder who, at all relevant times and for the purposes of the Tax Act, is not resident and is not deemed to be resident in Canada and who, at all relevant times and for the purposes of the Treaty, is a resident of the United States, is the beneficial owner of the WSI common stock and IESI-BFC common shares and who otherwise qualifies for the full benefits of the Treaty (a "U.S. Stockholder"). Special rules not discussed herein may apply to a U.S. Stockholder that is an insurer that carries on business in Canada and elsewhere.

The Merger

        A U.S. Stockholder is not subject to tax under the Tax Act in respect of the exchange of WSI common stock for IESI-BFC common shares on the merger.

Dividends on IESI-BFC Common Shares

        Dividends paid or credited on the IESI-BFC common shares or deemed to be paid or credited on the IESI-BFC common shares to a U.S. Stockholder are subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid or credited to a U.S. Stockholder that is the beneficial owner of the dividends is generally reduced to 15% of the gross amount of the dividend.

Disposition of IESI-BFC Common Shares

        A U.S. Stockholder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of an IESI-BFC common share unless such share is "taxable Canadian property" to the U.S. Stockholder for purposes of the Tax Act and the U.S. Stockholder is not entitled to relief under the Treaty.

        Generally, IESI-BFC common shares will not constitute taxable Canadian property to a U.S. Stockholder at a particular time provided that (i) the IESI-BFC common shares are listed on a "designated stock exchange" as defined in the Tax Act (which includes the TSX and the NYSE), (ii) at no time during the 60-month period ending at the time of disposition, did the U.S. Stockholder or persons with whom the U.S. Stockholder did not deal at arm's length within the meaning of the Tax Act (or the U.S. Stockholder together with such persons) own 25% or more of the issued shares of any class or series of IESI-BFC and (iii) the IESI-BFC common shares are not deemed under the Tax Act to be taxable Canadian property to the U.S. Stockholder. In the case of a U.S. Stockholder to whom IESI-BFC common shares represent taxable Canadian property, by reason of the Treaty, no tax under the Tax Act will be payable on a capital gain realized on a disposition of such shares unless, at the time of disposition, the value of such shares is derived principally from real property situated in Canada.

        On March 4, 2010, the Department of Finance (Canada) announced in the 2010 Canadian Federal Budget that it is proposing to amend the definition of "taxable Canadian property" in the Tax Act to exclude shares (whether listed or not) of corporations that do not derive, directly or indirectly, more than 50% of their fair market value from one or any combination of (i) real or immovable property situated in Canada, (ii) Canadian resource properties, (iii) timber resource properties, and (iv) options in respect of or interests or civil law rights in such property, at any time during the 60-month period immediately preceding the disposition. If the definition of "taxable Canadian property" is amended as proposed and IESI-BFC common shares are not considered to have derived more than 50% of their fair market value from one or any combination of properties described in (i) to (iv) at any time during the 60-month period preceding the disposition, then the IESI-BFC common shares will not be taxable Canadian property at the time of the disposition unless such shares are otherwise deemed to be taxable Canadian property to the U.S. Stockholder.

        A U.S. Stockholder whose IESI-BFC common shares constitute taxable Canadian property should consult its own tax advisor for advice having regard to its own particular circumstances.

Anticipated Accounting Treatment

        IESI-BFC intends to account for the merger as an acquisition of WSI for both Canadian and United States financial accounting purposes. Accordingly, the aggregate fair value of the consideration paid by IESI-BFC in connection with the merger will be allocated to WSI's net assets based on their fair values as of the completion of the merger, and the results of operations of WSI will be included in IESI-BFC's consolidated results of operations only for periods subsequent to the completion of the merger.

Regulatory Matters Related to the Merger and Stock Exchange Listings

        To complete the merger, IESI-BFC and WSI need to obtain approvals or consents from, or make filings with, U.S. federal and other regulatory authorities as well as regulatory authorities in Canada. These approvals and filings are described below.

Antitrust Matters

        United States.    The merger is subject to the HSR Act. The HSR Act and related rules prohibit the completion of transactions such as the merger unless the parties notify the Federal Trade Commission (the "FTC"), and the Antitrust Division of the Department of Justice (the "DOJ"), in advance. IESI-BFC and WSI filed the required HSR Act notification and report forms on December 18, 2009. The HSR Act further provides that a transaction or portion of a transaction that is notifiable under the HSR Act, such as the merger, may not be consummated until the expiration of a 30 calendar-day waiting period, or the early termination of that waiting period, following the parties' filing of their respective HSR Act notification forms. If the DOJ or the FTC issues a Request for Additional Information and Documentary Material, commonly known as a second request, prior to the expiration of the waiting period, the parties must observe a second 30-day waiting period, which would begin to run only after both parties have substantially complied with the request for information, unless the waiting period is terminated earlier or extended with the consent of the parties. At any time before or after the acquisition is completed, either the DOJ or FTC could take action under the antitrust laws in opposition to the merger, including seeking to enjoin the acquisition or seeking divestiture of substantial assets of IESI-BFC or WSI or their subsidiaries. Private parties also may seek to take legal action under the antitrust laws under some circumstances. On January 19, 2010, the 30 day waiting period under the HSR Act expired without a request for additional documentation or information.

        In addition, the merger may be reviewed by the attorneys general in the various states in which IESI-BFC and WSI operate. These authorities may claim that there is authority, under the applicable state and federal antitrust laws and regulations, to investigate and/or disapprove of the merger under the circumstances and based upon the review set forth in applicable state laws and regulations.

        Canada.    Under the Competition Act (Canada), the acquisition of voting shares of an entity that carries on an operating business in Canada may require pre-merger notification if certain size of parties and size of transaction thresholds are exceeded (a "Notifiable Transaction"). The merger is a Notifiable Transaction under the Competition Act and the merger is conditional upon one of the following events to occur: (i) the applicable waiting period has expired or been terminated, (ii) the Commissioner of Competition (the "Commissioner"), shall have provided IESI-BFC with a waiver from complying with Part IX of the Competition Act, (iii) the Commissioner shall have issued an advance ruling certificate ("ARC"), in respect of the merger; or (iv) the parties have entered into a consent agreement with the Commissioner in respect of the merger on terms and conditions consistent with the limitations set out in the merger agreement between the parties (collectively, "Competition Act Approval"). IESI-BFC and WSI made pre-merger notification filings with the Commissioner, effective January 7, 2010. As of the date of this proxy statement/prospectus, the Commissioner has not yet completed her review of the merger.

        The parties to a Notifiable Transaction may not complete a transaction until the expiry or termination of a statutory 30-day waiting period. If the Commissioner issues a supplementary information request prior to the expiry of the waiting period, the parties may not complete the transaction until 30 days after the parties have provided the Commissioner with the required information. IESI-BFC and WSI received separate supplemental information requests on February 8, 2010, to which they responded on April 13, 2010 and April 14, 2010, respectively.

        In addition to making a pre-merger notification, the parties to a Notifiable Transaction may apply to the Commissioner for an ARC or "no action" letter, which may be issued by the Commissioner in respect of a transaction if she is satisfied that there are not sufficient grounds on which to apply to the Competition Tribunal for an order under Section 92 of the Competition Act.

        If the Commissioner is satisfied that the transaction is not likely to substantially prevent or lessen competition, she may decide to: (i) issue a "no action" letter advising the parties that she does not intend to challenge the Notifiable Transaction at that time (but that she retains the authority to do so for one year after completion of the Notifiable Transaction); or (ii) issue an ARC. Where an ARC is issued and the Notifiable Transaction to which the ARC relates is substantially completed within one year after the ARC is issued, the Commissioner cannot seek an order of the Competition Tribunal in respect of the Notifiable Transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued.

        Alternatively, if the Commissioner concludes that the transaction is likely to substantially prevent or lessen competition, she may decide to: (i) seek an order of the Competition Tribunal (a) prohibiting the completion of the Notifiable Transaction, (b) requiring the divestiture of shares or assets or the dissolution of the Notifiable Transaction, if it has been completed, or (c) with the consent of the person against whom the order is directed, requiring that person to take any other action; or (ii) enter into a consent agreement with the parties pursuant to section 105 of the Competition Act.

        As of the date of this proxy statement/prospectus, discussions among IESI-BFC, WSI and the Commissioner are continuing. However, IESI-BFC and WSI expect to divest of certain assets in different markets that, in the aggregate, would represent no more than approximately $20 million of annualized revenue for the combined company. The parties have not yet concluded an agreement with the Commissioner. As of the date of this proxy statement/prospectus, these assets have not yet been definitively identified and both the specific assets to be disposed of and the extent of their financial impact (with regard to both revenues and expenses) on the combined company could differ from these expectations.

        Timing.    While IESI-BFC and WSI believe that the requisite regulatory approvals for the merger will be received, there can be no assurances of this or regarding the timing of receipt of the approvals, IESI-BFC's and WSI's ability to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals. There can likewise be no assurance that U.S., Canadian or state regulatory authorities will not attempt to challenge the merger on antitrust grounds or for other reasons, or, if such a challenge is made, as to the result of such challenge. The obligations of IESI-BFC and WSI to complete the merger are conditioned upon the receipt of all required material regulatory approvals.

        IESI-BFC and WSI are not aware of any material governmental approvals or actions that are required for completion of the merger other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

        The approval of an application means only that the regulatory criteria for approval have been satisfied or waived. It does not mean that the approving authority has determined that the consideration to be received by WSI stockholders in the merger is fair, adequate or has otherwise passed judgment on the consideration. Regulatory approval does not constitute an endorsement or recommendation of the merger.

Stock Exchange Listings

        IESI-BFC is obligated under the merger agreement to use its reasonable best efforts to cause the shares of IESI-BFC common stock issued in the merger (i) conditionally to be approved for listing on the TSX and (ii) to be approved on the NYSE, subject to official notice of issuance and other customary conditions, prior to the completion of the merger. In addition, it is a condition to the completion of the merger that these shares be conditionally approved for listing on the TSX and the NYSE. WSI common stock will be delisted from the NASDAQ Global Market promptly following consummation of the merger. On December 7, 2009, IESI-BFC obtained conditional listing approval from the TSX for the shares to be issued in the merger.

Merger Fees, Costs and Expenses

        Subject to the provisions of the merger agreement relating to the reimbursement of expenses upon termination of the merger agreement, all fees and expenses incurred in connection with the negotiation and finalization of the merger agreement and the completion of the transactions contemplated by the merger agreement will be paid by the party incurring those expenses.

        Whether or not the merger is consummated, the filing fees associated with filings under the HSR Act and the Competition Act (Canada) will be borne equally by IESI-BFC and WSI.

Exchange of WSI Stock Certificates

        IESI-BFC engaged an exchange agent reasonably acceptable to WSI to handle the exchange of WSI's common stock certificates for IESI-BFC's common share certificates and the payment of cash for fractional shares in the merger. As soon as practicable after the merger, the exchange agent will mail to each holder of WSI common stock immediately before the effective time of the merger a transmittal letter and instructions on how to surrender your shares of WSI common stock in exchange for the merger consideration.

        Upon consummation of the merger, each certificate that previously represented shares of WSI common stock will represent only the right to receive IESI-BFC common shares and an amount of cash in lieu of any fractional shares and any dividends or distributions payable. After completion of the merger, WSI will not register any transfers of WSI common stock.

        WSI stock certificates may be exchanged for the merger consideration with the exchange agent for up to twelve months after the completion of the merger. At the end of that period, any holders of record of WSI common stock that have not surrendered their shares would then be entitled to look only to the surviving corporation for delivery or payment of the merger consideration.

        Any dividends or distributions declared after the effective time of the merger with respect to IESI-BFC common shares issuable pursuant to the merger agreement will accrue but will not be paid to WSI stockholders until the holders of record duly surrender their shares of WSI common stock. After such surrender, the exchange agent will deliver, without interest, the merger consideration and any such dividends or other distributions to the record holders of the surrendered WSI common stock.

        If your WSI stock certificate has been lost, stolen or destroyed, you may receive the merger consideration upon the making of an affidavit of that fact. You may be required to post a bond in a reasonable amount as an indemnity against any claim that may be made with respect to the lost, stolen or destroyed WSI stock certificate.

        WSI stock certificates should not be sent to WSI or IESI-BFC at this time. WSI stockholders will receive instructions for surrendering their stock certificates with their letter of transmittal.

Treatment of WSI Stock Options, Restricted Stock Units and Warrants

Treatment of WSI Stock Options

        Immediately prior to the effective time of the merger, each option to purchase shares of WSI common stock that is outstanding, whether or not then vested or exercisable, will become fully vested and exercisable. Upon the completion of the merger, each outstanding option to purchase shares of WSI common stock will be assumed by IESI-BFC and will automatically convert into an option to purchase a number of IESI-BFC common shares, on the same terms and conditions as were applicable to the WSI stock options prior to the merger, equal to the product of (a) the number of shares of WSI common stock subject to the WSI stock option and (b) 0.5833, rounded up to the nearest whole IESI-BFC common share, at an exercise price per share equal to the quotient obtained by dividing (x) the exercise price per share of the WSI stock option, by (y) 0.5833, rounded up to the nearest one-hundredth of one cent.

Treatment of Restricted Stock Units

        Each outstanding RSU granted by WSI under its stock incentive plans will become fully vested immediately prior to the merger, and the holder of such vested RSU will be issued shares of WSI common stock, which will be treated at the effective time of the merger the same as other shares of WSI common stock.

Treatment of WSI Warrants

        In general, at the effective time of the merger, each warrant to purchase shares of WSI common stock that is outstanding and unexercised immediately prior to the merger will be assumed by IESI-BFC, subject to the same terms and conditions as were applicable to the WSI warrants prior to the merger, and automatically converted into a warrant to purchase a number of IESI-BFC common shares equal to the product obtained by multiplying (a) the number of shares of WSI common stock subject to the WSI warrant and (b) 0.5833, rounded up to the nearest whole IESI-BFC common share, at an exercise price per share equal to the quotient obtained by dividing (i) the per share exercise price of WSI common stock subject to the WSI warrant by (ii) 0.5833, rounded up to the nearest one-hundredth of one cent.

Registration of Interests

        If registration of any interests in the WSI equity plans with respect to options under which awards were granted, or the common shares of IESI-BFC issuable thereunder, is required under the U.S. Securities Act, IESI-BFC will file with the SEC within five business days after the effective time of the merger a registration statement with respect to such interests in common shares of IESI-BFC, and shall use its commercially reasonable efforts to maintain the effectiveness of such registration statement for so long as such plans remain in effect and such registration of interests in the common shares of IESI-BFC issuable thereunder continues to be required.

No Dissenters' Rights of Appraisal

        Under Delaware law, WSI's stockholders who vote against adoption of the merger agreement are not entitled to appraisal rights in connection with the merger.

Litigation Relating to the Merger

        There is no litigation to date filed against IESI-BFC or WSI concerning the merger.

Resale of IESI-BFC Common Shares

U.S. Resale Requirements

        The IESI-BFC common shares issued under the terms of the merger agreement will not be subject to any restrictions on transfer arising under the Securities Act, except for shares issued to any WSI stockholder who may be deemed to be an "affiliate" of IESI-BFC for purposes of Rule 144 under the Securities Act. Persons who may be deemed affiliates of IESI-BFC for such purposes include individuals or entities that control, are controlled by, or are under common control with IESI-BFC, including directors and executive officers of IESI-BFC.

        This document does not constitute a registration statement covering resales of shares by persons who are otherwise restricted from selling their shares under the Securities Act.

Canadian Resale Restrictions

        The IESI-BFC common shares issued under the terms of the merger agreement will not be subject to any restrictions on transfer under applicable securities laws in Canada. Applicable Canadian securities laws in Canada, however, require the first trade in the IESI-BFC common shares issued under the terms of the merger agreement to be made in accordance with customary conditions, including that such trade is not a control distribution, that no unusual effort is made to prepare the market or to create a demand for such shares, that no extraordinary commission or consideration is paid in respect of the trade and that if the selling shareholder is an insider or officer of the issuer, such person has no reasonable grounds to believe that the issuer is in default of securities legislation. In addition, when selling the IESI-BFC common shares, holders resident in a province or territory of Canada must use a dealer appropriately registered in such province or territory or rely on an exemption from the registration requirements of such province. If a holder requires advice on any applicable prospectus or registration exemption, the holder should consult its own legal advisor.

 PROPOSAL NO. 1: THE MERGER AGREEMENT

        The following is a summary of material terms of the merger agreement, including the effects of those provisions. While IESI-BFC and WSI believe this description covers the material terms of the merger agreement, it may not contain all of the information that is important to you and is qualified in its entirety by reference to the merger agreement, which is attached as Appendix A to this proxy statement/prospectus and is incorporated by reference in this document. We urge you to read the entire merger agreement carefully, as well as this proxy statement/prospectus, before making any decisions regarding the merger.

        The summary of the merger agreement is included in this proxy statement/prospectus only to provide you with information regarding the terms and conditions of the merger agreement, and not to provide any other factual information regarding IESI-BFC, WSI or their respective businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read in conjunction with the information provided elsewhere in this proxy statement/prospectus.

Structure of the Merger

        Subject to the terms and conditions of the merger agreement, and in accordance with Delaware law, Merger Sub will be merged with and into WSI. Following the merger, the separate corporate existence of Merger Sub will cease, and WSI will continue as the surviving corporation.

Merger Consideration

        Conversion of WSI Common Stock.    Upon completion of the merger, each WSI stockholder of record will be entitled to receive, in exchange for each share of WSI common stock owned by such stockholder immediately prior to the effective time of the merger, 0.5833 IESI-BFC common shares. Other than a possible adjustment under limited circumstances as described under "Merger Consideration — Certain Adjustments" and "Conditions to the Merger — Conditions to WSI's Obligations", the merger consideration to be provided to WSI stockholders is based on a fixed exchange ratio and this ratio will not change between now and the date of the merger, including as a result of a change in the trading price of IESI-BFC common shares or WSI common stock. Therefore, the value of the IESI-BFC common shares received by WSI stockholders in the merger will depend on the market price of IESI-BFC common shares at the time the merger is completed.

        Fractional Shares.    IESI-BFC will not issue any fractional IESI-BFC common shares in the merger. Instead, a WSI stockholder will receive an amount of cash (rounded to the nearest whole cent), without interest, equal to the product obtained by multiplying the fractional share interest by the weighted average trading price of IESI-BFC common shares on the TSX for the three trading days ending on the trading day immediately prior to the closing date of the merger, which amount will be converted from Canadian dollars into US dollars.

        Certain Adjustments.    If the number of outstanding IESI-BFC common shares changes before the merger is completed because of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other like changes in IESI-BFC's capitalization, the exchange ratio will be appropriately adjusted to provide you the same economic effect as contemplated by the merger agreement prior to the relevant event.

        In addition, if the trading price of IESI-BFC common shares declines by a specified amount when compared to three other publicly held companies in the waste service business, then WSI has the right not to consummate the merger agreement unless IESI-BFC chooses to increase the merger consideration available to WSI stockholders by a specified amount that is tied to the extent of the percentage decline in the IESI-BFC common share trading price. However, IESI-BFC is under no obligation to increase the merger consideration, and if IESI-BFC does not increase the merger consideration, WSI is not required to consummate the merger and no termination fee or other damages would be payable by either party in the event that WSI does not consummate the merger in these circumstances.

        Appraisal Rights.    Under Delaware law, WSI's stockholders who do not vote in favor of the adoption of the merger agreement are not entitled to appraisal rights in connection with the merger.

Treatment of WSI Stock Options and Other Equity-Based Awards

        Immediately prior to the effective time of the merger, each option to purchase shares of WSI common stock that is outstanding, whether or not then vested or exercisable, will become fully vested and exercisable. Upon completion of the merger, each outstanding WSI stock option granted under WSI's stock incentive plans will be assumed by IESI-BFC and will automatically convert into an option to purchase, on the same terms and conditions as were applicable under such WSI option, that number of IESI-BFC common shares equal to the product of (a) the number of shares of WSI common stock subject to the WSI stock option and (b) 0.5833, rounded up to the nearest whole IESI-BFC common share, at an exercise price per share equal to the quotient of (x) the per share exercise price of the WSI option, divided by (y) 0.5833, rounded up to the nearest one-hundredth of one cent. Notwithstanding the foregoing, with respect to those options to purchase WSI common stock that are (i) intended to be "incentive stock options" under Code Section 422 or (ii) otherwise subject to Code Section 409A, those options shall be adjusted in a manner that complies to the maximum extent possible with the relevant provisions of Sections 424 and 409A of the Code, as applicable. In general, this will require the number of shares calculated in accordance with clauses (a) and (b) to be rounded down to the nearest whole number as opposed to rounded up.

        Each outstanding RSU granted by WSI under its stock incentive plans will become fully vested immediately prior to the merger, and the holder of such vested RSU will be issued shares of WSI common stock, which will be treated at the effective time of the merger the same as other shares of WSI common stock.

        Each outstanding and unexercised WSI warrant to purchase shares of WSI common stock will be assumed by IESI-BFC and will be converted into a right to acquire, on the same terms and conditions as were applicable to such WSI warrant, that number of IESI-BFC common shares equal to the product of (a) the number of shares of WSI common stock subject to such warrant and (b) 0.5833, rounded up to the nearest whole share, at an exercise price per share equal to (x) the per share exercise price of the WSI warrant, divided by (y) 0.5833, rounded up to the nearest one-hundredth of one cent.

Closing

        Unless the parties agree otherwise, the completion of the merger will occur on the third business day after the satisfaction or waiver of all closing conditions except for specified conditions that, by their terms, are to be satisfied at the closing. See "Proposal No. 1: The Merger Agreement — Conditions to the Merger" beginning on page 93.

Directors and Officers Following the Merger

        The individuals to serve as directors or officers of WSI immediately following the merger will be determined by WSI and IESI-BFC prior to the merger.

        Within two business days following consummation of the merger, IESI-BFC will appoint two individuals nominated by WSI and determined to be legally qualified and otherwise suitable by the board of directors of IESI-BFC, acting reasonably, to serve in such capacity, to the board of directors of IESI-BFC. IESI-BFC will issue a press release upon completion of the merger that includes the names and biographical information about the WSI nominees to serve as IESI-BFC directors.

Effective Time of the Merger

        The merger will become effective upon the filing of a certificate of merger with the Delaware Secretary of State and making all other filings or recordings required under the DGCL in connection with the merger or at such later time as may be agreed upon by IESI-BFC and WSI and as specified in the certificate of merger.

Conversion of Shares; Exchange of Certificates

        The conversion of each share of WSI common stock into the right to receive 0.5833 IESI-BFC common shares will occur automatically at the effective time of the merger. Prior to the effective time of the merger, IESI-BFC will engage an exchange agent reasonably acceptable to WSI to handle the exchange of WSI common stock certificates for IESI-BFC common share certificates and the payment of cash for fractional shares in the merger. As soon as practicable after the merger, the exchange agent will mail to each holder of WSI common stock immediately before the effective time of the merger a transmittal letter and instructions on how to surrender your shares of WSI common stock in exchange for the merger consideration. WSI stockholders should not send stock certificates with the enclosed proxy.

        Upon consummation of the merger, each certificate that previously represented shares of WSI common stock will represent only the right to receive IESI-BFC common shares and an amount of cash in lieu of any fractional shares and any dividends or distributions payable. After completion of the merger, WSI will not register any transfers of WSI common stock.

Dividends and Distributions

        Any dividends or distributions declared after the effective time of the merger with respect to IESI-BFC common shares issuable pursuant to the merger agreement will accrue but will not be paid to WSI stockholders until the holders of record duly surrender their shares of WSI common stock. After such surrender, the exchange agent will deliver, without interest, the merger consideration and any such dividends or other distributions to the record holders of the surrendered WSI common stock.

Representations and Warranties

        The representations and warranties contained in the merger agreement and described in this proxy statement/prospectus were made only for purposes of the merger agreement and as of specific dates; were made solely for the benefit of the parties to the merger agreement; may be subject to limitations agreed upon by the parties, including being qualified by disclosures made for the purposes of allocating contractual risk between the parties to the merger agreement instead of establishing these matters as facts; and may apply standards of materiality in a way that is different from what may be viewed as material by you or by other investors. Accordingly, these representations and warranties alone may not describe the actual state of affairs as of the date they were made or at any other time. The representations and warranties contained in the merger agreement do not survive the effective time of the merger. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts or condition of WSI, IESI-BFC or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by WSI and IESI-BFC.

        Each of IESI-BFC and WSI has made representations and warranties to the other regarding, among other things:

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  corporate authority to enter into and perform the obligations contemplated by the merger agreement and approval of the merger agreement by the parties' boards of directors;

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  corporate matters, including due organization, good standing and qualification;

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  existing organizational structure, subsidiaries and investments;

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  capital structure;

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  absence of conflicts with, or violations of, organizational documents, other contracts and applicable laws, in each case, as a result of the merger;

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  required governmental filings and consents;

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  proper filing of securities documents and the accuracy of information contained in those documents since January 1, 2006;

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  the implementation of proper disclosure controls and procedures and compliance with accounting and auditing standards and securities laws;

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  conformity with U.S. or Canadian GAAP, as applicable, of financial statements;

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  absence of undisclosed liabilities;

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  real property ownership and leasehold interests;

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  intellectual property matters;

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  matters with respect to certain material contracts;

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  absence of certain legal proceedings;

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  tax matters;

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  matters with respect to insurance policies;

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  matters with respect to permits issued by governmental entities;

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  compliance with applicable laws;

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  environmental matters;

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  agreements or other transactions with related parties, including executive officers, principal stockholders, directors or affiliates;

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  employee benefit plans;

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  labor relations matters;

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  business relationships with customers and suppliers;

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  absence of certain changes or events from and after January 1, 2009;

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  absence of undisclosed broker's or finder's fees;

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  accuracy of information to be contained in the registration statement; and

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  the vote of WSI stockholders required to adopt the merger agreement.

        IESI-BFC has made additional representations to WSI regarding Merger Sub.

        Certain of these representations and warranties are qualified as to materiality or material adverse effect. For purposes of the merger agreement, a material adverse effect with respect to IESI-BFC or WSI, as the case may be, means any fact, change, effect, circumstance, event, occurrence or development that, individually or in the aggregate, (i) is or would reasonably be expected to be materially adverse to the business, operations, assets, results of operations, liabilities or other obligations, capitalization or financial condition of such party and its subsidiaries, taken as a whole, or (ii) prevents or impairs in any material respect such party's ability to consummate the transactions contemplated by the merger agreement, other than an effect that is caused by:

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  any change generally affecting the solid waste business in the countries or markets where such party and its subsidiaries operate;

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  any change in political conditions (including acts of terrorism);

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  any change in law or interpretations thereof or in Canadian or U.S. GAAP;

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  any natural disaster;

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  any change in general economic, business, regulatory, national or global financial, currency exchange, securities or commodity market conditions;

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  the seasonality of such party's business;

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  the announcement of or performance under the merger agreement;

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  the failure of such party to meet any internal or public projections, forecasts or estimates of revenues or earnings (although the causes underlying such failure may be taken into account in determining whether a material adverse effect has occurred);

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  any action required by the terms of the merger agreement;

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  changes in any analyst's recommendations or ratings as to such party (although the causes underlying such change may be taken into account in determining whether a material adverse effect has occurred); and

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  any change in the trading price or volume of such party's securities (although the causes underlying such change may be taken into account in determining whether a material adverse effect has occurred), or any suspension of trading in securities generally or on any securities exchange on which such party's securities trade;

  provided, however, that with respect to the first five items listed above, if such matters have a disproportionate effect on such party relative to other companies in the solid waste business, then they shall be taken into account in determining whether a material adverse effect has occurred (but only to the extent of such disproportionate effect).

Conduct of Business Pending the Merger

        Conduct of Business of WSI Pending the Merger.    WSI has agreed that except as permitted in the merger agreement or with the prior written consent of IESI-BFC, prior to the completion of the merger, it and its subsidiaries will conduct their respective businesses in the ordinary course of business consistent with past practice and use commercially reasonable efforts to preserve intact their respective business organizations and business relationships and to retain their current officers, employees and consultants. In addition, WSI has agreed that except as set forth in the merger agreement or with the prior written consent of IESI-BFC, during the period from the date of the merger agreement to the completion of the merger, WSI and its subsidiaries will not:

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  modify, amend or otherwise change, or take any action in contravention of, its certificate of incorporation or by-laws or equivalent organizational documents or governing documents;

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  enter into any merger, consolidation, business combination, joint venture or other material corporate transaction;

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  (i) issue (other than pursuant to the terms of disclosed convertible securities), sell, dispose of, pledge or encumber any of its capital stock or other ownership interests or any options, warrants, convertible securities or other rights of any kind to acquire any of its capital stock or other ownership interests or (ii) sell, dispose of, pledge or encumber any of its assets, tangible or intangible, unless in the case of this clause (ii) any such disposition is in the ordinary course of business consistent with past practice and involves, individually or in the aggregate for WSI and its subsidiaries, aggregate fair value not in excess of $1,000,000;

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  acquire (including, for cash or securities, by merger, consolidation, or acquisition of securities or assets) any business or any interest in any person, or make any investment either by purchase of securities, contributions of capital or property transfer, unless any such acquisition is in the ordinary course of business consistent with past practice and involves aggregate consideration not in excess of $1,000,000;

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  incur any indebtedness (including any refinancing of existing indebtedness) or become responsible for, the obligations of any person, or make any loans or advances, other than pursuant to WSI's senior credit facilities existing on the date of the merger agreement as necessary to meet ordinary working capital requirements or indebtedness or liabilities incurred in the ordinary course of business consistent with past practice, provided that WSI will not be restricted in its obligation to file a registration statement with respect to its senior subordinated notes;

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  declare, set aside, make or pay any dividend or any other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, other than to another WSI entity;

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  reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or other ownership interests, other than any of such capital stock or other ownership interests held entirely by another WSI entity;

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  make any capital expenditures, other than capital expenditures that are (i) in the ordinary course of carrying on WSI's business or used for ordinary repairs necessary to maintain its property and facilities, or (ii) less than $250,000 individually or less than $500,000 in the aggregate for WSI and its subsidiaries;

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  enter into, amend, terminate, surrender, disclaim, assign or sublet any material contract with a value in excess of $1,000,000 annually, or any material lease relating to a leased real property;

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  sell, assign, convey or otherwise dispose of any assets of WSI or its subsidiaries outside of the ordinary course of business consistent with past practice;

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  increase the compensation payable to its directors, managers, officers, employees (other than in the ordinary course of business consistent with past practice), or grant or agree to grant any severance or termination pay to, or enter into any employment or severance agreement with any such persons (other than in the ordinary course of business consistent with past practice), or take any action to accelerate any rights or benefits under any collective bargaining, bonus, incentive, profit share, trust, compensation, stock option, restricted stock, pension, retirement, supplemental retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any such persons, except as required by law or the terms of an existing contract or incur any withdrawal liability (within the meaning of Section 4201 of the Employee Retirement Income Security Act of 1974, as amended);

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  change its fiscal year or make any material change in its accounting policies or procedures, unless required under U.S. GAAP or otherwise required by law;

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  permit present insurance policies or other comparable insurance coverage to lapse;

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  adopt any plan or proposal for a complete or partial liquidation or dissolution or any reorganization or recapitalization or commence any case, proceeding or action seeking relief under any existing or future laws relating to bankruptcy, insolvency, conservatorship or relief of debtors;

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  take or permit to be taken, any action that would prevent WSI's business as it currently exists, from continuing on an ongoing basis in all material respects;

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  settle or compromise any material liability for taxes;

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  make or change any material tax election or file an amended tax return that would affect WSI or any of its subsidiaries in any material respect in relation to a prior period or surrender any right to claim a material refund of taxes;

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  take any action which if it had been taken immediately prior to the date of the merger agreement would have resulted in a breach of any of WSI's representations or warranties under the merger agreement; or

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  take any action which would reasonably be expected to delay or hinder the ability of WSI to consummate the merger or to fulfill its obligations under the merger agreement or impair the ability of WSI to obtain the WSI stockholders' adoption of the merger agreement.

        Conduct of Business of IESI-BFC Pending the Merger.    IESI-BFC has agreed that except as permitted in the merger agreement or with the prior written consent of WSI, prior to the completion of the merger, it and its subsidiaries will conduct their respective businesses in the ordinary course of business consistent with past practice and use commercially reasonable efforts to preserve intact their respective business organizations and business relationships and to retain their current officers, employees and consultants. In addition, IESI-BFC has agreed that, except as permitted by the merger agreement or with the prior written consent of WSI, during the period from the date of the merger agreement to the completion of the merger, IESI-BFC and its subsidiaries will not:

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  enter into any merger, consolidation, business combination, joint venture or other material corporate transaction with any person except as permitted in the merger agreement;

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  acquire (including for cash or securities, by merger, consolidation, or acquisition of securities or assets) any business or any interest in any person or any property or assets, or make any investment either by purchase of stock or securities, contributions of capital or property transfer, unless such acquisition is in the ordinary course of business consistent with past practice and involves, individually or in the aggregate for IESI-BFC and its subsidiaries, aggregate consideration not in excess of $25,000,000;

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  declare, set aside, make or pay any dividend or any other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, other than to another IESI-BFC entity and other than the regular and special quarterly dividends for 2009 and the regular quarterly dividends for 2010;

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  reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock or other ownership interests, other than any such capital stock or other ownership interests held entirely by another IESI-BFC entity;

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  sell, assign, convey or otherwise dispose of all or substantially all of the assets of IESI-BFC and its subsidiaries;

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  adopt any plan or proposal for a complete or partial liquidation or dissolution or any reorganization or recapitalization, or commence any case, proceeding or action seeking relief under any existing or future laws relating to bankruptcy, insolvency, conservatorship or relief of debtors;

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  take any action which if it had been taken immediately prior to the date of the merger agreement would have resulted in a breach of any of IESI-BFC's representations or warranties under the merger agreement; or

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  take any action which would reasonably be expected to delay or hinder the ability of IESI-BFC to consummate the merger or to fulfill its obligations under the merger agreement.

Regulatory Approvals and Consents

        Regulatory Approvals.    Subject to the terms and conditions of the merger agreement, IESI-BFC and WSI have agreed to use best efforts to take all actions necessary, proper or advisable to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement as soon as practicable. IESI-BFC is not required to (and WSI may not without the prior written consent of IESI-BFC) take any action or agree to take any action that would require either IESI-BFC or WSI to (i) sell or otherwise dispose of any assets, licenses or business that would, individually or in the aggregate, reasonably be expected to constitute a material divestiture (as described below) or (ii) agree to any limitation or condition that would reasonably be expected to have an adverse effect in any material respect on its business, assets, properties or condition (financial or otherwise) taken as a whole.

        Consents and Other Approvals.    Subject to the terms and conditions of the merger agreement, each of IESI-BFC and WSI has agreed to use commercially reasonable efforts to take all actions necessary, proper or advisable to consummate the merger and the other transactions contemplated by the merger agreement in a timely manner, including (i) seeking all consents, approvals or waivers from third parties in connection with the merger, (ii) defending any lawsuits challenging the merger agreement, (iii) carrying out the terms of the merger and (iv) executing and delivering any additional instrument necessary to consummate the merger.

        For purposes of the merger agreement, a material divestiture means the sale, divestiture or other disposition of any assets, licenses or business that:

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  during the calendar year 2009, were responsible for generating revenue in excess of the dollar amount representing more than 25% of the gross revenues of WSI and its subsidiaries on a consolidated basis during the calendar year 2009;

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  during the calendar year 2009, constituted substantially all of the industrial and commercial business of WSI and its subsidiaries in one or more of its operating districts or IESI-BFC and its subsidiaries in one or more of its operating districts such that there are two or more such divestitures that, individually or in the aggregate, generated adjusted EBITDA that accounted for in excess of the dollar amount representing more than 10% of WSI's total adjusted EBITDA from continuing operations during the calendar year 2009, calculated in the manner in which WSI normally accounts for adjusted EBITDA on a quarterly basis; or

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  would reduce the annualized cost savings to IESI-BFC in respect of non-corporate operating and general and administrative expenses reasonably expected to result from the merger by $5 million or more.

Agreement Not to Solicit Other Offers

        Non-Solicitation.    Subject to certain exceptions, WSI has agreed that it will not, and will cause its subsidiaries not to, directly or indirectly:

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  solicit, assist, initiate, knowingly encourage or otherwise facilitate any inquiries or proposals, whether publicly or otherwise, regarding an acquisition proposal;

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  enter into, continue or participate in any discussions or negotiations with, provide any information or data to, or otherwise cooperate in any way with, any person regarding an acquisition proposal;

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  withdraw, qualify or modify the approval of WSI's board of directors of the merger agreement;

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  approve or recommend any acquisition proposal; or

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  accept or enter into any agreement, understanding or arrangement in respect of an acquisition proposal.

        WSI has also agreed:

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  to immediately terminate any existing discussions or negotiations with any parties (other than IESI-BFC) with respect to any acquisition proposal or matter that constitutes, or may reasonably be expected to lead to, an acquisition proposal;

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  not to release any third party (other than IESI-BFC) from any existing or subsequent confidentiality agreement, including any standstill provisions;

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  to promptly request the return or destruction of all information provided to any third party which, at any time since November 1, 2007, has entered into a confidentiality agreement with WSI relating to a potential acquisition proposal; and

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  to promptly (and in any event within 24 hours) notify IESI-BFC of (i) any acquisition proposal or inquiry that could lead to an acquisition proposal, (ii) any amendments to the foregoing or (iii) any request for non-public information or access to the properties, books or records of WSI or any of its subsidiaries in connection with an actual or potential acquisition proposal.

        If WSI receives an unsolicited written acquisition proposal, WSI may, prior to obtaining the required approval and adoption of the merger agreement by WSI stockholders, enter into an agreement or engage in discussions or negotiations with or furnish information to the person who has made such acquisition proposal if:

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  WSI's board of directors determines in good faith after consultation with its financial advisors and its outside counsel that the acquisition proposal is reasonably likely to lead to a superior proposal;

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  WSI has not breached its non-solicitation obligations and certain of its other obligations under the merger agreement;

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  prior to providing any material non-public information regarding WSI to a person making an acquisition proposal, WSI enters into a confidentiality agreement with such person having confidentiality, standstill and other terms no more favorable to that person than those in the confidentiality agreement between IESI-BFC and WSI; and

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  WSI promptly provides IESI-BFC with all information provided to such person making the inquiry or acquisition proposal that was not previously provided to or made available to IESI-BFC, and WSI promptly and regularly provides to IESI-BFC a reasonably detailed description of the content and status of the discussions with such person.

        Right to Match.    WSI has agreed that it will not accept, approve, recommend or enter into any agreement in respect of a superior proposal unless:

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  an acquisition proposal has been made that the board of directors of WSI determines in good faith after consultation with its financial advisors and outside legal counsel constitutes a superior proposal;

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  WSI has complied with its non-solicitation and other obligations under the merger agreement and has provided IESI-BFC with a copy of the superior proposal (together with the value and financial terms ascribed to any non-cash consideration offered under such superior proposal);

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  a response period of three business days, during which IESI-BFC has the right to offer to amend the merger agreement, must have elapsed from the date on which IESI-BFC received written notice of the superior proposal;

  •
  if IESI-BFC has proposed to amend the terms of the merger agreement between WSI and IESI-BFC, the board of directors of WSI must determine that the acquisition proposal continues to constitute a superior proposal after taking into account the amendments; and

  •
  WSI must have terminated the merger agreement between WSI and IESI-BFC and paid any required termination fees.

        Each successive amendment to an acquisition proposal constitutes a new acquisition proposal for which IESI-BFC will be permitted to respond within three business days.

        For purposes of the merger agreement, an acquisition proposal means,

  •
  any offer, proposal or inquiry relating to any (i) merger, amalgamation, business combination, take-over bid, tender offer, arrangement, consolidation, recapitalization, reorganization, liquidation, dissolution, winding up, distribution or share exchange involving WSI or any of its subsidiaries, (ii) sale or other disposition of assets (including shares of subsidiaries) of WSI or any of its subsidiaries representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of WSI and its subsidiaries, taken as a whole (or any lease, long-term supply agreement or other arrangement having the same economic effect), (iii) sale or acquisition of more than 20% of the voting or equity securities of WSI, or (iv) similar transactions involving WSI and/or its subsidiaries; or

  •
  a proposal or offer or public announcement or other public disclosure of an intention to do any of the foregoing, directly or indirectly, excluding in each case any transaction to which IESI-BFC is a party.

        As used in the merger agreement, a superior proposal means any unsolicited, bona fide written acquisition proposal which the WSI board of directors receives after the date of the merger agreement but before the date on which the WSI stockholders adopt the merger agreement with IESI-BFC:

  •
  to acquire not less than all of the outstanding WSI common stock or all of the assets of WSI on a consolidated basis;

  •
  that is reasonably capable of being completed without undue delay, taking into account to the extent considered appropriate by the WSI board of directors, all financial, legal, regulatory and other aspects of such proposal and the person making such proposal;

  •
  that did not result from a breach of WSI's non-solicitation obligations;

  •
  that is not subject to any due diligence or access condition;

  •
  that the board of directors determines, in its good faith judgment, after receiving written advice of its outside legal and financial advisors that not seeking to enter into a definitive transaction agreement with respect to such acquisition proposal could reasonably be determined to be inconsistent with its fiduciary duties; and

  •
  that the board of directors determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors and after taking into account all the terms and conditions of the acquisition proposal, is more favorable to the holders of the WSI common stock from a financial point of view than the merger agreement with IESI-BFC (including any proposed amendments to the merger agreement).

Recommendation of the WSI Board of Directors

        The WSI board of directors adopted a resolution recommending that WSI stockholders vote to adopt the merger agreement. Under the merger agreement, other than as described below, WSI agreed that its board of directors would recommend adoption of the merger agreement to its stockholders and not withdraw or modify, the board of directors' recommendation of the merger agreement. We refer to any such withdrawal or modification as a WSI Recommendation Change.

        The WSI board of directors may make a WSI Recommendation Change at any time before the WSI stockholders adopt the merger agreement, subject to WSI's compliance with its non-solicitation and other obligations under the merger agreement, if the board of directors of WSI has determined in good faith (after consultation with its legal and financial advisors) that failure to effect a WSI Recommendation Change could reasonably be determined to be inconsistent with its fiduciary duties. Even if there is a WSI Recommendation Change, WSI is not relieved of its obligation to call and hold the WSI stockholders meeting to adopt the merger agreement with IESI-BFC unless the merger agreement has been terminated in accordance with its terms.

Other Covenants and Agreements

        Due Diligence Period.    IESI-BFC and WSI delivered disclosure letters to each other on November 20, 2009. Until 30 days after the date of the merger agreement, either party could have chosen to terminate the merger agreement if, in connection with its due diligence review, it in good faith identified any fact or circumstance that it determined to be adverse in any material respect to a purchaser of WSI (in the case of IESI-BFC) or to an investor in IESI-BFC (in the case of WSI) or would materially reduce or frustrate the expected benefits from the merger. In addition, the merger agreement could have been terminated by either party if such party or the other party was unable to obtain its fairness opinion within such 30 day period. On December 10, 2009, the parties announced that they had completed their due diligence reviews to their satisfaction and had received fairness opinions from their respective financial advisors.

        WSI Stockholders Meeting.    WSI has agreed to, as soon as practicable, take all lawful action necessary to call, give notice of and hold a meeting of its stockholders for the purpose of obtaining stockholder approval of the merger agreement.

        Indemnification and Directors' and Officers' Insurance.    Subject to certain exceptions, IESI-BFC has agreed that, following the completion of the merger, it will cause the surviving corporation to indemnify, hold harmless and advance expenses to all past and present directors, officers and employees of WSI, in all cases under provisions as favorable as WSI's current indemnification provisions. IESI-BFC has also agreed to maintain WSI's current or equivalent directors' and officers' insurance coverage for six years after the effectiveness of the merger, except that it will not be required to pay more than 250% of the annual premium currently paid by WSI for such coverage.

        Certain Other Covenants.    The merger agreement also contains additional covenants including but not limited to covenants relating to the sharing of information regarding each party's business, required notifications to the other party of material events that may affect consummation of the merger, access to each party's premises and books and records, the filing of the registration statement of which this proxy statement/prospectus is a part, cooperation and assistance in refinancing or redeeming certain WSI debt, fairness opinions, confidentiality and public announcements, required consents, fees and expenses associated with the merger, the exemption of certain transactions under Rule 16b-3 of the United States Securities Exchange Act of 1934, the listing of the IESI-BFC common shares to be issued in the merger, and cooperation on tax matters.

Conditions to the Merger

        Conditions to Each Party's Obligations.    The respective obligations of each of IESI-BFC and WSI to complete the merger are conditioned upon the satisfaction or waiver of the following conditions:

  •
  approval or expiration of any waiting period under the HSR Act and the Competition Act (Canada) and all other material regulatory approvals shall have been obtained;

  •
  absence of laws or orders of governmental authorities or litigation prohibiting or seeking to prohibit the closing;

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  the registration statement filed with the SEC, registering IESI-BFC common shares to be issued in connection with the merger, has become effective and the SEC has not issued a stop order;

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  conditional approval of the IESI-BFC common shares to be issued in the merger for listing on the TSX and the NYSE;

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  adoption of the merger agreement by WSI stockholders; and

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  receipt by WSI and IESI-BFC from their respective counsel of customary opinions that the merger will qualify as a reorganization within the meaning of section 368(a) of the Code and that WSI and IESI-BFC will each be a "party to the reorganization" within the meaning of section 368 of the Code.

        Conditions to IESI-BFC's Obligations.    The obligation of IESI-BFC to complete the merger is subject to the satisfaction or waiver of the following additional conditions:

  •
  subject to certain exceptions and qualifications, the accuracy of the representations and warranties of WSI;

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  performance in all material respects of WSI of its obligations under the merger agreement;

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  absence of a material adverse effect with respect to WSI;

  •
  receipt of regulatory approvals on specified terms and required consents;

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  receipt of a fairness opinion (on December 10, 2009, IESI-BFC received a fairness opinion satisfying this condition); and

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  that WSI meet certain thresholds with respect to its net indebtedness and working capital.

        Conditions to WSI's Obligations.    The obligation of WSI to complete the merger is subject to the satisfaction or waiver of the following additional conditions:

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  subject to certain exceptions and qualifications, the accuracy of the representations and warranties of IESI-BFC;

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  performance in all material respects of IESI-BFC of its obligations under the merger agreement;

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  absence of a material adverse effect with respect to IESI-BFC;

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  receipt of a fairness opinion (on December 10, 2009, WSI received a fairness opinion satisfying this condition); and

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  that IESI-BFC has increased by a specified amount the merger consideration to be provided to the WSI stockholders in the event that (i) the price of IESI-BFC common shares calculated over the ten trading days prior to the planned closing of the merger has declined by more than 20% from the closing price of IESI-BFC common shares on the TSX on November 10, 2009, and (ii) the percentage amount of such decline in the price of the IESI-BFC common shares exceeds by more than 20% the percentage decline, if any, in the volume-weighted average trading prices of a basket of the common shares of Waste Management, Inc., Republic Services, Inc. and Waste Connections, Inc. during the same time period.

        On December 10, 2009, IESI-BFC and WSI announced that each company had completed its respective due diligence review to its satisfaction (thereby satisfying the mutual due diligence condition in the merger agreement) and that the board of directors of each company had received a fairness opinion from its respective financial advisor with respect to the merger.

        On January 8, 2010, IESI-BFC irrevocably waived its right to provide additional consideration in the form of cash in the event of a specified decline in the price of its common shares as described above. Any additional consideration would be provided, if at all, in stock only.

Termination

        IESI-BFC and WSI may mutually agree in writing to terminate the merger agreement before completion of the merger, even after stockholder approval. In addition, either IESI-BFC or WSI may terminate the merger agreement in any of the following circumstances:

  •
  if a condition becomes incapable of being satisfied, other than as a result of a breach of the merger agreement by the party seeking to terminate the merger agreement;

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  if the closing does not occur on or before June 30, 2010, provided that a breach of the agreement by the party seeking to terminate the merger agreement has not caused the failure to consummate the merger on or before such date; or

  •
  if WSI stockholders fail to adopt the merger agreement.

        IESI-BFC may also terminate the merger agreement under the following circumstances:

  •
  the board of directors of WSI (i) withdraws or modifies in a manner adverse to IESI-BFC its approval or recommendation of the merger agreement, (ii) approves, recommends or enters into an alternative business combination transaction or (iii) fails to publicly reaffirm its recommendation of the merger agreement following receipt of an acquisition proposal; or

  •
  the special meeting of WSI stockholders is not held on or before June 15, 2010 (on May 17, 2010, IESI-BFI waived its right to terminate the merger agreement if the special meeting of WSI stockholders was not held on or before June 15, 2010).

        WSI may also terminate the merger agreement if, prior to the adoption of the merger agreement by the WSI stockholders, the board of directors of WSI approves a superior proposal and, promptly following such termination, enters into a definitive agreement in connection with such superior proposal, provided that WSI shall have complied with certain of its obligations under the merger agreement.

Effect of Termination

        If the merger agreement is validly terminated, the agreement will become void without any liability on the part of any of the parties unless a party intentionally breaches the merger agreement. However, the provisions of the merger agreement relating to the payment of termination fees and expenses, injunctive relief and specific performance, the filing of the registration statement, the confidentiality obligations of the parties, termination and other miscellaneous provisions will continue in effect notwithstanding termination of the merger agreement.

Termination Fees and Expenses

        The merger agreement provides that, upon termination of the merger agreement:

  •
  by IESI-BFC because the board of directors of WSI (i) withdraws or modifies in a manner adverse to IESI-BFC its approval or recommendation of the merger agreement, (ii) approves, recommends or enters into an alternative business combination transaction or (iii) fails to publicly reaffirm its recommendation of the merger agreement following receipt of an acquisition proposal;

  •
  by WSI because prior to the adoption of the merger agreement by the WSI stockholders, the board of directors of WSI approves a superior proposal and, promptly following such termination, enters into a definitive agreement in connection with such superior proposal;

  •
  by IESI-BFC or WSI because the merger agreement did not receive the requisite approval at the meeting of WSI stockholders if, prior to such meeting, an alternative acquisition proposal had been made to WSI or a public announcement of an intention to do so had been made, and an alternative acquisition of WSI is completed or WSI enters into an alternative acquisition transaction within 12 months of termination of the merger agreement; or

  •
  by IESI-BFC because of failure of a condition resulting from WSI's intentional breach of the merger agreement;

WSI will be required to pay to IESI-BFC the amount of $11 million plus an amount equal to all out-of-pocket costs up to $3.5 million for professional and advisory services and other expenses reasonably incurred by IESI-BFC in connection with the merger. Upon termination of the merger agreement by WSI because of failure of a condition resulting from IESI-BFC's intentional breach of the merger agreement, IESI-BFC will be required to pay to WSI the amount of $11 million plus an amount equal to all out-of-pocket costs up to $3.5 million for professional and advisory services and other expenses reasonably incurred by WSI in connection with the merger. The merger agreement provides that the $11 million amount is a genuine preestimate of the minimum damages that the party entitled to such damages would suffer and is not a penalty. The parties reserve the right to make claims for additional damages if actual damages exceed the estimated amount.

        The merger agreement further provides that, upon termination of the merger agreement:

  •
  by IESI-BFC or WSI for failure of the WSI stockholders to adopt the merger agreement, or

  •
  by IESI-BFC on the basis of a breach by WSI of the merger agreement (other than an intentional breach thereof),

WSI will be required to pay to IESI-BFC an amount equal to all out-of-pocket costs up to $3.5 million for professional and advisory services and other expenses reasonably incurred by IESI-BFC in connection with the merger. Upon termination of the merger agreement by WSI on the basis of a breach by IESI-BFC of the merger agreement (other than an intentional breach thereof), IESI-BFC will be required to pay to WSI an amount equal to all out-of-pocket costs up to $3.5 million for professional and advisory services and other expenses reasonably incurred by WSI in connection with the merger.

Specific Performance

        Under circumstances where the merger agreement has been terminated and either IESI-BFC or WSI is entitled to receive a termination fee or an expense reimbursement amount, such party shall be precluded from any other remedy against the other party, except in the case of an intentional breach in which case notwithstanding the payment of the termination fee or the expense reimbursement amount, the non-breaching party shall retain all other remedies it has at law or in equity.

        Subject to the foregoing paragraph, in the event of any breach or threatened breach of the merger agreement, each party is entitled to obtain equitable relief, including injunctive relief and specific performance.

Amendments, Extension and Waivers

        Any provision of the merger agreement may be amended, extended or waived before the completion of the merger by a written instrument signed, in the case of an amendment, by each party to the merger agreement or, in the case of an extension or waiver, by each party against whom the extension or waiver is to be effective.

Third Party Beneficiaries

        The merger agreement is binding upon and will inure solely to the benefit of IESI-BFC and WSI. Nothing in the merger agreement, express or implied, confers upon any other person any right, benefit or remedy, other than relating to the indemnification of directors and officers of WSI after consummation of the merger.

Governing Law

        The merger agreement is governed by and will be construed in accordance with the internal laws of the State of Delaware.

 VOTING AGREEMENTS

        The following is a summary of the material terms of the voting agreements among IESI-BFC and certain holders of the shares of WSI common stock entered into concurrently with the execution and delivery of the merger agreement. This summary is qualified in its entirety by reference to the complete text of the voting agreements. The voting agreements, attached as Appendix B, Appendix C and Appendix D, respectively, contain the complete terms of such agreements and stockholders should read them carefully and in their entirety.

        In connection with the execution of the merger agreement, certain holders of common stock of WSI entered into voting agreements with IESI-BFC (the "Signatory Stockholders"). The Signatory Stockholders have agreed to vote the shares of WSI's common stock owned by them in favor of the adoption of the merger agreement. As of the date of the voting agreements, the Signatory Stockholders were the beneficial owners with respect to 16,261,685 shares of WSI common stock in the aggregate. As of the record date, the Signatory Stockholders are entitled to vote approximately 35.4% of the outstanding voting stock of WSI.

        Each of the Signatory Stockholders also agreed, until any termination of the applicable voting agreement, to vote their shares of common stock against the following actions:

  •
  extraordinary corporate transactions, such as a merger, rights offering, reorganization, recapitalization or liquidation involving WSI or any of its subsidiaries (other than the merger);

  •
  sales or transfers of a material amount of assets or capital stock of WSI or any of its subsidiaries; or

  •
  actions intended, or that would reasonably be expected, to prevent or materially delay or otherwise interfere with the merger and the other transactions contemplated by the merger agreement.

        Each of the Signatory Stockholders has irrevocably granted to, and appointed IESI-BFC and its designees, as such stockholder's proxy and attorney-in-fact to vote all of such stockholder's shares of WSI common stock in accordance with the above description.

        In connection with the voting agreements, the Signatory Stockholders further agreed not to:

  •
  sell, transfer, give, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, gift, pledge, encumbrance, assignment, or other disposition of these shares or any interest contained therein;

  •
  deposit the shares into a voting trust or grant any proxies or enter into a voting arrangement, power of attorney or voting trust with respect to any shares held by such stockholder, or take any other action that would result in diminution of the voting power represented by any of such stockholder's shares;

  •
  purchase, acquire or accept any shares of capital stock or other equity securities of WSI or other securities exercisable for or convertible into shares of capital stock or equity securities of WSI; or

  •
  commit or agree to take any of the foregoing actions.

        In addition, under the voting agreements, the Signatory Stockholders have agreed (i) to waive any rights of appraisal or rights to dissent from the merger that such stockholders may have and (ii) not to commence or participate in, and take all action necessary to opt out of any class in, any class action with respect to any claim against IESI-BFC, Merger Sub, WSI or any of their respective succesors relating to the negotiation, execution and delivery of the relevant voting agreement, the merger agreement or the consummation of the merger.

        The proxies granted by Signatory Stockholders are irrevocable until the termination of the relevant voting agreement and will automatically terminate upon the termination of the relevant voting agreement. The voting agreements terminate on the earlier to occur of (i) termination of the merger agreement in accordance with its terms, (ii) the written agreement of the parties to terminate, or (iii) at the option of any such stockholder upon the execution of any amendment, modification, change or waiver with respect to the merger agreement that results in a decrease in the merger consideration.

 PROPOSAL NO. 2: ADJOURNMENT OF THE SPECIAL MEETING

        In the event that there are not sufficient votes to constitute a quorum or adopt the merger agreement at the time of the special meeting, the proposal to adopt the merger agreement could not be approved unless the special meeting was adjourned or postponed to a later date in order to permit further solicitation of proxies. In order to allow proxies that have been received by WSI at the time of the special meeting to be voted for adjournment or postponement, you are being asked to consider a proposal to approve the adjournment or postponement of the special meeting, if necessary or appropriate, including to permit further solicitation of proxies if necessary to obtain additional votes in favor of adoption of the merger agreement.

        The board of directors of WSI recommends that WSI stockholders vote "FOR" the proposal to approve the adjournment or postponement of the WSI special meeting, if necessary or appropriate, including to permit further solicitation of proxies if necessary to obtain additional votes in favor of adoption of the merger agreement.

 INFORMATION ABOUT IESI-BFC

        IESI-BFC was originally incorporated on May 20, 2009. On May 27, 2009, BFI Canada Ltd. amalgamated with IESI-BFC and the amalgamated company continued under the name IESI-BFC Ltd. All references in this proxy statement/prospectus to IESI-BFC include its predecessor, BFI Canada Ltd.

        IESI-BFC is the successor to BFI Canada Income Fund (the "Fund"), following the completion of the conversion of the Fund to a corporate structure by way of a court-approved plan of arrangement under the Business Corporations Act (Ontario) on October 1, 2008 (the "Conversion"). The Fund was a limited purpose trust established under the laws of the Province of Ontario by a declaration of trust dated February 8, 2002. In connection with the Conversion, securityholders of the Fund received common shares of BFI Canada Ltd. in exchange for ordinary trust units (the "Units") of the Fund, and 11,137,744 special voting shares (the "Special Shares") were issued to IESI Corporation ("IESI"), the former holder of the Fund's Class A Unit that carried indirect voting rights for the former equity investors in IESI (the "Retained Interest Holders"). As a result of the Conversion, IESI-BFC owns, directly or indirectly, all of the existing assets and liabilities of the Fund. The Fund was wound up on June 30, 2009.

        IESI-BFC did not carry on any active business prior to the Conversion, other than executing the arrangement agreement pursuant to which the Conversion was implemented. The board of directors and senior management of IESI-BFC is comprised of the former members of the board of trustees of the Fund and senior management of its wholly-owned subsidiaries, BFI Canada Inc., IESI and their respective subsidiaries (collectively, the "IESI-BFC Group").

        The head and principal office of IESI-BFC is located at 135 Queens Plate Drive, Suite 300, Toronto, Ontario, M9W 6V1 (telephone number: (416) 741-5221). IESI-BFC's registered agent in the United States is IESI Corporation, 2301 Eagle Parkway, Suite 200, Fort Worth, TX 76177.

Organizational Structure

        The following diagram sets forth IESI-BFC's organizational structure following an internal reorganization completed during the second quarter of 2009. For simplification, this diagram omits certain wholly-owned holding or operating companies.

Note:

(1)
Formerly BFI Canada Ltd.

Existing Structure of the Canadian and U.S. Operating Companies

Canadian Operating Companies

        IESI-BFC Holdings Inc. is a holding company and indirect subsidiary of IESI-BFC that wholly owns BFI Canada Inc., which in turn wholly owns two Canadian operating subsidiaries incorporated under the laws of Canada, BFI Usine de Triage Lachenaie Ltée and Entreprise Sanitaire F.A. Ltée.

        BFI Canada Inc. also owns all of the outstanding securities of Ridge (Chatham) Holdings, L.P. and Ridge (Chatham) Holdings G.P. Inc., the owner and operator of the Ridge landfill, located near Chatham, Ontario.

        In this "Information about IESI-BFC" section of this proxy statement/prospectus, "Ridge" refers to Ridge (Chatham) Holdings, L.P. and Ridge (Chatham) Holdings G.P. Inc., "BFI Canada Inc." refers to BFI Canada Inc. and its direct and indirect subsidiaries, "BFI Canada" refers to BFI Canada Inc. and Ridge, representing, collectively, the Canadian operating companies, "IESI" refers to IESI Corporation and its direct and indirect subsidiaries representing, collectively, the U.S. operating companies, "IESI-BFC Holdings" refers to IESI-BFC Holdings Inc. and its Canadian and U.S. subsidiaries, and the "IESI-BFC Group" refers to the collective operations of Ridge, BFI Canada Inc., IESI, IESI-BFC Holdings and their respective subsidiaries.

U.S. Operating Companies

        IESI, which is wholly owned by IESI-BFC Holdings, is a holding company that owns Total Waste Systems, Inc. and IESI OK Corporation, both of which were incorporated in Oklahoma, IESI MO Corporation, a Missouri corporation, IESI AR Corporation, an Arkansas corporation, IESI TX Corporation, a Texas corporation, IESI MD Corporation, a Maryland corporation, and the following subsidiaries incorporated under the laws of Delaware: IESI LA Corporation, IESI NJ Corporation, IESI NY Corporation, IESI PA Corporation and Winters Bros. Waste Systems, Inc. (collectively the "IESI Operating Companies"). All of the IESI Operating Companies, except Total Waste Systems, Inc., IESI OK Corporation, and IESI MD Corporation, in turn wholly own certain U.S. operating subsidiaries as follows: (i) IESI TX Corporation owns the following two Delaware corporations: IESI TX GP Corporation and IESI DE LP Corporation, and IESI DE LP Corporation is the sole limited partner of IESI TX Landfill, LP, a Texas limited partnership; (ii) IESI NY Corporation owns Seneca Meadows, Inc., incorporated in New York; (iii) IESI PA Corporation owns IESI PA Bethlehem Landfill Corporation, incorporated in Delaware and IESI Blue Ridge Landfill Corporation, incorporated in Pennsylvania; (iv) IESI MO Corporation owns IESI MO Landfill Corporation, a Missouri corporation, and IESI St. Louis, LLC, a Missouri limited liability company; (v) IESI LA Corporation owns IESI LA Landfill Corporation, incorporated in Delaware, and Coastal Waste Services, Inc., a Louisiana corporation; (vi) IESI LA Landfill Corporation owns Central Louisiana Waste, LLC, a Louisiana limited liability company; (vii) IESI AR Corporation owns IESI AR Landfill Corporation, a Arkansas corporation; (viii) IESI NJ Corporation owns IESI NJ Recycling Corporation, incorporated in Delaware; and (ix) Winters Bros. Waste Systems, Inc. owns the following New York corporations: Winters Bros. Management Services Corp., Winters Bros. Recycling Corp., Winters Bros. Transfer Station Corp., Winters Brothers Recycling East End, Inc. and the following New York limited liability companies: Winters Waste Services of New York, LLC, Excel Recycling, LLC, Winters MSW Holdings, LLC, Winters Holtsville Transfer Station, LLC, Winters Bros. Paper Recycling, LLC, and Medford Transfer, LLC, which owns Medford II, LLC, a New York limited liability company.

Second Amended and Restated Securityholders' Agreement

        Pursuant to the Conversion, IESI-BFC issued Special Shares to IESI. The Special Shares enable the holder to vote on all matters at any meeting (including resolutions in writing) of the holders of IESI-BFC common shares (the "Shares") and the Special Shares, on the basis of one vote for each Share for which the Participating Preferred Shares are exchangeable (the "IESI Exchange Rights"), other than with respect to the election of directors. So long as the holder of the Special Shares is entitled to designate at least one director of IESI-BFC as described herein, all votes attaching to the Special Shares and any Shares held by holders of the Participating Preferred Shares shall be deemed to be voted in favor of the directors nominated for election by the Governance and Nominating Committee, subject to certain conditions under the Second Amended and Restated Securityholders' Agreement (as defined below) and the agreement dated November 28, 2004 between the Fund, certain of its affiliates and IESI.

        Upon the completion of the Conversion, certain existing governance rights of the Retained Interest Holders were modified, so that they are exercised in respect of IESI-BFC rather than the Fund and IESI-BFC Holdings. These rights are substantially unchanged from the governance rights in respect of the Fund prior to the Conversion, and are set out in the second amended and restated securityholders' agreement dated June 30, 2009 (the "Second Amended and Restated Securityholders' Agreement"). The Second Amended and Restated Securityholders' Agreement sets out certain rules with respect to the governance of IESI-BFC and its subsidiaries and establishes the respective rights of their securityholders as to board representation, approval rights in respect of certain transactions, exchange rights and related matters.

        The Second Amended and Restated Securityholders' Agreement provides for the composition of IESI-BFC's board of directors and creates obligations for the parties to nominate and/or vote for the election of certain representatives to that board. The Second Amended and Restated Securityholders' Agreement also prescribes the establishment of specified committees of the board and their respective mandates, as well as the composition of those committees.

        The Second Amended and Restated Securityholders' Agreement provides for a seven member board of directors of IESI-BFC. The number of members of the board may not be changed so long as the Retained Interest Holders own at least 10% of the then-outstanding Shares (calculated on a fully diluted basis), including Shares that may be acquired upon exercise of the IESI Exchange Rights. In connection with the merger agreement and the proposed acquisition of WSI, the required majority of the Retained Interest Holders has agreed to the establishment of a board of up to eight directors, with six directors to be elected by the holders of IESI-BFC's common shares and holders of the special shares, and two additional directors to be appointed following consummation of the WSI merger.

        IESI-BFC anticipates that, pursuant to a mandatory exchange provision governing the PPSs, all remaining outstanding PPS will be exchanged for 11,095,233 IESI-BFC common shares prior to December 31, 2010. At that time, the outstanding special shares of IESI-BFC that are held by IESI for the benefit of the holders of PPS will be redeemed.

Business of the IESI-BFC Group

Overview

        As noted previously, the IESI-BFC Group refers to the collective operations of Ridge, BFI Canada Inc., IESI, IESI-BFC Holdings and their respective subsidiaries.

Recent Developments

        On July 16, 2009, IESI-BFC announced that it had elected to report its financial results in accordance with U.S. GAAP and in U.S. dollars commencing with its results for the second quarter ended June 30, 2009. Prior to this time, IESI-BFC had reported its quarterly and annual financial results in accordance with Canadian GAAP and in Canadian dollars.

        On June 10, 2009, IESI-BFC closed an offering of 14,950,000 common shares for total gross proceeds of $149.5 million. IESI-BFC applied the net proceeds of the offering against the outstanding borrowings under the U.S. Credit Facility (as defined below).

        On June 5, 2009, IESI-BFC listed its common shares for trading on the NYSE under the symbol "BIN", and changed its TSX symbol to "BIN".

        On March 30, 2009, the underwriters for the March 6, 2009 offering exercised their over-allotment option to purchase an additional 1,275,000 IESI-BFC common shares for total gross proceeds of C$12.11 million. IESI-BFC applied the net proceeds of the over-allotment against a portion of the outstanding borrowings under the U.S. Credit Facility.

        On March 6, 2009, IESI-BFC closed an offering of 8,500,000 common shares for total gross proceeds of C$80.75 million. IESI-BFC applied the net proceeds of the offering against a portion of the outstanding borrowings under the U.S. Credit Facility.

        On October 1, 2008, the Fund completed its conversion from an income fund to a corporate structure by way of a court-approved plan of arrangement under the Business Corporations Act (Ontario), pursuant to which IESI-BFC acquired all of the assets and assumed all of the liabilities of the Fund. On October 2, 2008, IESI-BFC's common shares began trading on the TSX under the symbol "BFC" and, concurrently, the Units were delisted from trading on the TSX.

        Effective October 1, 2008, IESI-BFC entered into a Fourth Amending Agreement to its Fourth Amended and Restated Canadian Credit Agreement. The amending agreement recognized the structural change from an income trust to a corporation and had no impact on the committed amounts, maturity dates or pricing.

        Effective August 18, 2008, IESI-BFC announced a reduction in monthly cash dividends to C$0.04166 per common share, commencing with the dividend payable January 15, 2009 to holders of record on December 31, 2008. Effective September 19, 2008, IESI-BFC announced that the Board of Directors approved a special quarterly dividend payable in four equal amounts of C$0.125 per common share commencing on March 31, 2009 and payable only in 2009.

        Effective August 6, 2008, IESI-BFC entered into a Fifth Amendment to its Amended and Restated Revolving Credit and Term Loan Agreement (as so amended, the "U.S. Credit Facility"). The Fifth Amendment extends the maturity of the U.S. revolving credit facility to January 21, 2012, increases the U.S. revolving credit facility commitment to $588.5 million from $575 million, and decreases the accordion feature from $50 million to $36.5 million. In addition, the Fifth Amendment increases the applicable margin on the pricing grid by one quarter of one percent throughout. All other significant terms remain unchanged.

        Effective August 1, 2008, IESI-BFC remarketed $45 million of IRBs (as defined below). The amended and restated IRBs, which originally bore interest at LIBOR less an applicable discount, currently bear interest at 6.625% for a term of five years.

        Effective July 30, 2008, the Fund entered into a Third Amending Agreement to its Fourth Amended and Restated Credit Agreement. The Third Amending Agreement increased the Canadian revolving credit facility commitment from C$150 million to C$305 million and decreased the accordion feature from C$50 million to C$45 million. In addition, the Third Amending Agreement increased the pricing grid by one quarter of one percent and modified one financial covenant. All other significant terms of the agreement remained unchanged by the amendment.

        On August 31, 2007, IESI acquired Winters Bros. Waste Systems, Inc. ("Winters Bros."), an integrated non-hazardous solid waste services provider based in Westbury, New York, for total cash consideration, including acquisition and related costs, of approximately C$306 million. Winters Bros. provides collection, transfer and recycling services to commercial and industrial businesses, residences, municipalities and construction sites, primarily in Long Island, and operates eight transfer stations and multiple collection operations.

        Effective August 28, 2007, all of the necessary permits for the expansion of IESI-BFC's Seneca Meadows landfill were obtained. Based on current volumes, management of IESI-BFC expects the operating life of the site to extend through 2023.

        On April 5, 2007, the Fund closed an offering of 3,565,000 Units, including the full exercise of the over-allotment option, for total gross proceeds of approximately C$93 million. The Fund applied the net proceeds of the offering against advances from its U.S. revolving credit facility.

        Effective March 21, 2007, the Fund entered into a Second Amending Agreement to its Fourth Amended and Restated Credit Agreement. The second amendment increased the total committed Canadian credit segment to C$150 million from C$80 million and the total available credit from this facility, subject to lender consent, to C$200 million from C$120 million. The maturity date of the agreement was extended to May 30, 2011 from June 30, 2010, subject to one-year extensions.

        Effective March 28, 2007, the Fund entered into a new 15 year agreement for variable rate demand solid waste disposal revenue bonds ("IRBs") in the state of Texas. The IRBs were made available to a maximum of $24 million, to fund a portion of landfill construction activities, and equipment, vehicle and container expenditures in the Fund's Texas operations. The IRBs bear interest at a discount to LIBOR. A portion of the

Fund's drawings under this facility were used to repay the Fund's U.S. revolving credit facility, and the balance used to finance landfill construction activities, and equipment, vehicle and container expenditures.

IESI-BFC Overview

        IESI-BFC is one of the largest vertically integrated waste management companies in North America. IESI-BFC's comprehensive services include non-hazardous solid waste collection, transfer, disposal and recycling in the United States and Canada. IESI-BFC's commercial, industrial and residential customers rely on its services to meet their recurring waste management needs. As of December 31, 2009, IESI-BFC served approximately 170,000 commercial and industrial customers and approximately 1.7 million residential customers in 61 markets across 10 states and the District of Columbia in the U.S. and five Canadian provinces. IESI-BFC believes it holds a top three market share position by number of collection routes in over 80% of the markets in which it operates.

        IESI-BFC's operating philosophy is focused on developing strong collection operations and substantial market share in dense, urban markets. IESI-BFC believes that collection density provides it flexibility to pursue various price and volume strategies to drive revenue growth, margin expansion and cash flow generation. IESI-BFC's 74 collection operations are supported by its extensive asset footprint, including 35 transfer stations, 22 landfills and 22 recycling facilities. The integration of IESI-BFC's collection operations with IESI-BFC's transfer and disposal assets enhances the operating leverage in its business model. IESI-BFC's ability to internalize a significant portion of the waste it collects augments IESI-BFC's margin profile and the positioning of its local market operations. IESI-BFC focuses on markets where its can implement its operational philosophy to optimize return on assets and drive additional growth and profitability.

        IESI-BFC benefits from longstanding relationships with many of its commercial, industrial and residential customers, which provide a high degree of stability to its business. The majority of IESI-BFC's revenue from commercial and industrial customers is generated from contracts with typical durations of three-to-five years. These contracts provide IESI-BFC with visible, recurring revenue and typically provide it with the ability to make annual indexed fee adjustments and the ability to pass through fuel, environmental, commodity and other surcharges in order to mitigate increasing expenses. Many of its contracts with commercial and industrial customers automatically renew after their current term.

        IESI-BFC is highly focused on tracking productivity-based operating metrics and managing its business to optimize returns against its asset base. IESI-BFC believes that improving asset utilization drives its growth and profitability. It has a proven track-record of employing its operating strategy, having generated revenue, EBITDA and free cash flow compound annual growth rates of approximately 8.7%, 6.4% and 35.8%, respectively, in 2007, 2008 and 2009. IESI-BFC generated revenues of $1,008.5 million and $264 million and adjusted net income of $58.9 million and $18.7 million for the fiscal year ended December 31, 2009 and the three months ended March 31, 2010, respectively, and its adjusted EBITDA was $290.4 million and $75.9 million for the same periods.

IESI-BFC's industry

        The North American non-hazardous solid waste management industry comprises the collection, transportation, transfer, disposal and recycling of non-hazardous solid waste at landfills or other disposal facilities such as incineration or composting facilities. Non-hazardous solid waste includes commercial, industrial and residential waste (including household and yard waste). Non-hazardous solid waste is solid waste that is not comprised of substances considered hazardous materials under any federal, provincial, state and/or local legislation or regulation applicable to the collection, transfer, disposal and/or recycling of solid waste. The principal services offered by the non-hazardous solid waste management industry are summarized below.

        Collection.    Collection of non-hazardous solid waste consists of commercial, industrial and residential customers. Commercial collection typically involves the use of front-end and rear-end loader trucks to collect waste stored in steel bins that are usually supplied by the waste collection service provider. Industrial waste collection typically involves the use of roll-off trucks to collect waste stored in large rectangular roll-off containers from manufacturing businesses or construction and demolition sites. Residential waste collection involves the curbside collection of residential solid waste using rear-end and side-loader trucks. Residential waste collection services are provided by municipalities and companies that contract either with municipalities or directly with individual homeowners, homeowners' associations, apartment building owners or similar groups. Once collected, waste or recyclable material is transported to a transfer station or directly to a landfill or a recycling facility.

        Transfer stations.    Transfer stations are facilities typically located near commercial, industrial and residential collection routes that are a distance from the ultimate disposal site. Non-hazardous solid waste is received at the transfer station from collection trucks, sometimes sorted and then transferred in large volumes to landfills or other waste disposal facilities or recycling facilities. This consolidation reduces the costs associated with transporting the waste and may allow operators to obtain volume discounts on disposal rates at landfills and other disposal facilities. Transfer stations also facilitate the efficient utilization of collection personnel and equipment by allowing them to focus on collection operations and spend less time traveling to disposal sites. Transfer stations can handle non-hazardous solid waste received from commercial and residential collection operations and most industrial waste. Some transfer stations are constructed to receive certain specialized waste, such as construction and demolition ("C&D") debris.

        Landfills.    Landfills are the primary waste disposal facilities for all types of non-hazardous solid waste. Landfills must be designed, permitted, operated and closed in accordance with comprehensive federal, provincial, state and/or local regulations. These regulations also dictate the type of waste that may be received by the landfill. Landfill operations include excavation of earth, spreading and compacting of waste and covering of waste with earth or other inert material.

        Other disposal facilities.    Other alternative disposal facilities include composting facilities, digestion, incineration, or thermal processing. Digestion involves the processing of organic waste in an oxygen starved environment into residues and recoverable methane gas which is typically used as a fuel to produce power. Composting involves processing certain types of organic materials (leaf and yard wastes, food wastes and other organic matter, including paper, wood and organic sludges) into reusable and non-putrescible soil conditioners and other products. Incineration facilities generally accept non-hazardous solid waste and are typically designed to incinerate the waste, often with the process producing electricity or steam. Thermal processing involves the conversion of wastes into gases, sometimes referred to as syngases, which are often used to produce power or synthetic fuels.

        Recycling.    Recovery and recycling involve operations in which certain types of waste material (including wood, paper, cardboard, plastic, glass, aluminum and other metals) are sorted, processed and resold as recycled material. In many jurisdictions, commercial, industrial and residential customers pay a fee for the removal of recyclable waste from their premises. After collection and sorting, purchasers generally pay a fluctuating spot market price for recycled materials. Waste for which there is no market is shipped to a disposal facility, typically a landfill.

        The North American non-hazardous solid waste management industry is a fragmented and competitive industry, requiring substantial expertise, labor and capital resources. Industry participants compete for collection accounts primarily on the basis of quality of service and price and compete for transfer station and landfill business on the basis of tipping fees, geographic location and environmental practices. In addition, the industry is characterized by the following dynamics:

        Recession resistance.    The non-hazardous solid waste management industry meets an essential need of communities and businesses. Waste management services remain a necessity regardless of the level of economic activity. Revenues from commercial waste collection services generally do not decrease significantly during periods of slower economic activity because the number of pick-ups required by commercial waste generators generally does not materially change during such periods. The volume of waste collected at each commercial waste pick-up may decrease during periods of slower economic activity due to changes in consumption patterns, resulting in decreased disposal costs for hauling companies. The reduction in tipping volumes will result in decreased revenues for landfill operators. IESI-BFC believes that revenues from residential non-hazardous solid waste management services are not as volume sensitive because the number of households for which collection services are provided does not generally change in periods of slower economic activity. Revenues from industrial waste collection services are, however, thought to be more closely tied to economic conditions due to the sensitivity of the C&D and manufacturing sectors to changes in the economy.

        Vertical integration.    Vertical integration in the non-hazardous solid waste management industry, or "internalization," is the collection and disposal of waste by a waste management company into its own transfer station, landfill or other waste disposal facility or recycling facility. Internalization enables costs to be controlled by avoiding third-party landfill tipping fees and allows for greater asset utilization within the business. Larger operators with greater financial resources, expertise and experience are able to build, through market development initiatives and acquisitions, vertically-integrated, cost-effective operations consisting of collection operations, transfer stations, landfills or other waste disposal facilities and recycling facilities. Vertically-integrated companies can be assured of access to a landfill or other waste disposal facilities on favorable terms and of a steady supply of waste at such facilities, which is needed in order to economically operate these facilities. Controlling the point of transfer from haulers to landfills has become increasingly important as landfills close and collected waste is often transported further from collection markets. Generally, the larger and most profitable industry operators are those companies that are vertically integrated in their operations, and thereby have greater control over their waste stream from collection to disposal.

        Consolidation.    The North American non-hazardous solid waste management industry generated approximately $60 billion in revenue in 2009. Seven public companies generate approximately 40% of these revenues, with the remaining revenues being generated by privately-owned companies and government authorities. Although it remains fragmented, the non-hazardous solid waste management industry has undergone significant consolidation and integration in both Canada and the United States. IESI-BFC believes that this consolidation will continue, mainly as a result of the ability of larger operators to achieve economies of scale and cost pressures and landfill closures brought about by regulatory changes and stringent environmental regulation, enforcement and compliance costs. As a consequence, non-hazardous solid waste management companies are generally operating larger, longer-term landfills that service larger geographical areas. Larger waste management companies are also generally able to achieve greater internalization from their operations.

IESI-BFC's strengths

        Leading market positions.    IESI-BFC's ability to develop and maintain strong collection operations in dense, urban markets is fundamental to its operating philosophy. For example, IESI-BFC believes that it holds a top three market share position by number of collection routes in over 80% of the markets in which it operates. In many markets, IESI-BFC combines its collection operations with its transfer stations and landfills that are strategically located adjacent to the urban centers it serves. This integration of its assets allows IESI-BFC to increase internalization rates and margins. IESI-BFC believes that its ability to internally dispose of a substantial amount of its collected waste from a local market provides an economic advantage over those market participants that must rely to a greater extent on third parties for disposal services. In addition, IESI-BFC believes the location of its landfills often allows it to take in substantial third-party volume at attractive prices.

        Asset productivity driven by market density.    The density of the urban markets IESI-BFC serves provides various opportunities to enhance the productivity of its collection and disposal assets. Through extensive field training programs, IESI-BFC's management team has implemented an analytical and practical approach to managing the business at the local market level in order to optimize asset productivity and return on invested capital. IESI-BFC believes that its focus on key productivity metrics, including return on maintenance capital and revenue per hour, allows it to continually improve the utilization of its assets and generate free cash flow.

        Customer and geographic diversification.    IESI-BFC's customer base and asset profile are highly diversified across geography. As of December 31, 2009, IESI-BFC served approximately 170,000 commercial and industrial customers and approximately 1.7 million residential customers across 10 states and the District of Columbia in the U.S. and five Canadian provinces. IESI-BFC's geographic diversity serves to insulate its overall operating performance from volatility in local markets and its strong, stable margin profile in Canada supports improving margins in its U.S. regions. For example, in fiscal year 2009 its Canada, South and Northeast regions generated margins for revenues less operating and SG&A expenses of 33.9%, 24.6% and 25.6%, respectively. In addition, IESI-BFC's stable commercial and residential customer base mitigates the impact of its more economically cyclical industrial and recycling business on its overall operating performance.

        Long-term customer relationships.    IESI-BFC has established long-term relationships with a large number of organizations, including municipalities and other governmental agencies and small, medium and large enterprises. IESI-BFC's focus on customer service has resulted in strong customer loyalty and an ability to sign long-term contracts with many of its customers. The typical long-term customer contract has a three to five year term and provides for automatic renewal, subject to certain termination rights in favor of the customer. These contracts typically provide IESI-BFC with the ability to make annual indexed fee adjustments and adjustments to cover increases in certain costs, including fuel, environmental, disposal and transportation costs. IESI-BFC's stable customer base and significant contracted revenue base provides IESI-BFC with visible, recurring cash flow.

        Proven management team.    IESI-BFC has a proven senior management team, averaging 26 years of experience. Since its founding in 2000, IESI-BFC's management team has demonstrated an impressive track record of both organic and acquisitive growth. Since 2007, IESI-BFC has generated compound annual revenue and adjusted EBITDA growth of approximately 9% and 6%, respectively. In addition, IESI-BFC's executives have exhibited a disciplined approach to managing acquisition growth, successfully integrating over 55 "tuck-in" acquisitions, which include acquisitions of solid waste collection assets and/or disposal facilities in markets where IESI-BFC has existing operations and larger acquisitions, including IESI and Winters Bros.

IESI-BFC's strategy

        Increase collection density.    IESI-BFC seeks to compete in high density, urban markets that provide the opportunity to develop significant market positions. IESI-BFC's ability to increase collection density in a given market greatly enhances its flexibility to pursue organic growth strategies, generate cash flow and achieve margin expansion through vertical integration. In addition, driving additional revenue per hour against a fixed cost base creates operating leverage in its business model. IESI-BFC will continue to focus on existing markets that support its market strategy and will pursue new markets that provide an opportunity to apply its operational strategy.

        Optimize asset mix to improve return on capital.    IESI-BFC seeks to balance the composition of its assets within a region in order to effectively implement its asset productivity strategies. By optimizing its collection and disposal asset base around a mix of commercial, industrial and residential customers, IESI-BFC believes it can increase its return on invested capital. IESI-BFC's asset mix in Canada has consistently generated EBITDA margins of approximately 34% in each of the last five years, excluding the impact of foreign currency exchange. IESI-BFC intends to execute a variety of strategies to adjust its asset mix and improve its EBITDA margins in its U.S. operations. For example, its asset footprint in its Northeast region has a higher landfill proportion than IESI-BFC deems optimal. In this market, IESI-BFC intends to acquire collection assets to increase density and optimize price and volume strategies through its collection assets.

        Generate internal growth.    Through focused business development efforts, IESI-BFC seeks to increase contracted waste volumes in the markets it serves. In particular, IESI-BFC is focused on obtaining new commercial, industrial and residential contracts in markets that it can integrate into its existing infrastructure. By increasing route density, IESI-BFC can enhance the internalization and margin profile of its existing operations.

        Enhance internalization.    IESI-BFC seeks to increase the internalization in the markets it serves by controlling the waste stream, from its collection operations through to its disposal assets. Internalization gives IESI-BFC greater ability to control costs by avoiding third-party landfill tipping fees and allows for greater asset utilization within its business. IESI-BFC's internalization rate, defined as the percentage of IESI-BFC transfer station and collection volumes deposited in IESI-BFC landfills, was approximately 55% in fiscal year 2009. IESI-BFC believes vertical integration is critical to ensuring its access to a landfill or other waste disposal facility on favorable terms and to maintaining a steady supply of waste, which is needed in order to economically operate such facilities. IESI-BFC aims to increase route density and acquire assets that enhance vertical integration opportunities in a market in order to support its internalization goals.

        Pursue strategy enhancing acquisitions.    IESI-BFC employs a disciplined approach to evaluating strategic acquisitions. IESI-BFC intends to pursue acquisitions that support its market strategy and are accretive on a free cash flow basis before synergies. IESI-BFC's acquisition efforts are focused on markets that it believes enhance its existing operations or provide significant growth opportunities. IESI-BFC has identified a significant acquisition pipeline that meets its strategic criteria. IESI-BFC believes that its experienced management, decentralized operating strategy, financial strength and scale make it an attractive buyer for acquisition targets.

IESI-BFC's operations

        IESI-BFC operates in 61 markets across North America. In the United States, IESI-BFC provides its services in 41 markets, which include 53 collection operations, 28 transfer stations, 17 landfills and 11 recycling facilities. IESI-BFC's U.S. operations are primarily focused on two geographic regions: the South Region, consisting of various service areas in Texas, Louisiana, Oklahoma, Arkansas, Missouri and Mississippi; and the Northeast Region, consisting of various service areas in New York, New Jersey, Pennsylvania, Maryland and the District of Columbia. IESI-BFC's Canadian operations provide its services in 20 markets, which include 21 collection operations, seven transfer stations, five landfills, 11 recycling facilities and one landfill gas-to-energy facility. IESI-BFC's Canadian operations are located in the provinces of British Columbia, Alberta, Manitoba, Ontario and Québec.

Service and asset footprint

        Commercial and industrial collection.    As at December 31, 2009, IESI-BFC provided collection services to approximately 170,000 commercial and industrial customers. IESI-BFC provides hand collection and containerized services to a wide variety of commercial and industrial customers. Most commercial and industrial customers are provided with containers that are designed to be lifted mechanically and either emptied into a collection vehicle's compaction hopper or, in the case of the large roll-off containers, to be loaded onto the collection vehicle. IESI-BFC's standard commercial containers generally range in size from one to eight cubic yards and roll-off containers generally range in size from 10 to 40 cubic yards.

        Residential collection.    As of December 31, 2009, IESI-BFC provided collection services to approximately 1.7 million residential customers.

        Transfer Stations.    IESI-BFC operates 35 transfer stations, which are located near many of its collection routes and which receive the non-hazardous solid waste that has been collected by its own and third-party collection vehicles. IESI-BFC typically uses subcontractors to transport the waste from its transfer stations to its own or third-party landfills. Transfer station fees are generally based on the cost of processing, transporting and disposing the waste.

        IESI-BFC believes that its transfer stations benefit it by aggregating waste from a wider area, thereby improving the utilization of collection personnel and equipment. This increases the volume of waste directed at the landfills that IESI-BFC operates. IESI-BFC's transfer stations also help it build relationships with the municipalities and private operators that deliver waste to the transfer stations, which can lead to additional growth opportunities. IESI-BFC believes that, as increased regulations and public pressure restrict the development of landfills in urban and suburban areas, transfer stations will increasingly be used as an efficient means to process and transport waste to landfills and other disposal sites.

        Landfills.    IESI-BFC owns or operates 22 landfills. IESI-BFC monitors the available permitted disposal capacity of its landfills on a regular basis and evaluate whether to seek to expand this capacity. In making this evaluation, IESI-BFC considers various factors, including the volume of waste disposed of at the landfill, available acreage, the likelihood of obtaining the necessary approvals and permits and the costs associated with these items.

        Recycling.    IESI-BFC owns or operates 22 recycling facilities. IESI-BFC's recycling services include collection of recyclable materials from commercial, industrial and residential customers, for which it charges collection and processing fees. IESI-BFC's recycling operations also process for sale certain recyclable materials, such as paper, plastics and aluminum, which are marketed as commodities and are subject to significant price fluctuations. IESI-BFC's recycling operations are either separate full-service recycling facilities or are recycling operations operating along with one of its transfer station operations.

        Landfill gas.    IESI-BFC's Seneca Falls, New York and Bethlehem, Pennsylvania landfills have landfill gas recovery systems that transfer methane gas from the landfill to independently-owned facilities at which the gas is converted into electricity. IESI-BFC also owns and operates a power generating plant located at its Lachenaie site, which collects landfill gas, cleans the gaseous residue and then uses the cleaned gas to power reciprocating engines that produce electricity. This plant produces approximately 3.7 megawatts of electrical power annually, the equivalent of providing the required electricity to approximately 2,500 homes. The electrical power generated at the Lachenaie site is sold to Hydro Québec under a 25 year contract that commenced in January 1996 at fixed rates per year, with annual increases generally based on a pre-determined formula.

Regional overview

  U.S. South

        IESI-BFC's South Region operations serve customers in the states of Texas, Louisiana, Oklahoma, Arkansas, Missouri and Mississippi. The South Region currently serves approximately 66,000 commercial and industrial customers and 936,000 residential customers. In this region, IESI-BFC operates 43 collection operations, 16 transfer stations, 11 solid waste landfills, three C&D landfills and three recycling facilities. A substantial portion of its operations in this region are fully or partially integrated. IESI-BFC's South Region's internal volume is approximately 53% of the total volume received at its landfills. IESI-BFC has 303 exclusive municipal contracts generating more than 40% of the South Region's revenue.

  U.S. Northeast

        IESI-BFC's Northeast Region services customers located in the states of New York, New Jersey, Pennsylvania, Maryland and the District of Columbia. The Northeast Region currently serves approximately 33,000 commercial and industrial customers and over 25,000 residential customers. In this region, IESI-BFC operates 10 collection operations, 12 transfer stations, three solid waste landfills and eight recycling facilities. IESI-BFC has 31 municipal contracts in the Northeast Region, providing a variety of commercial, industrial and residential collection services and transfer station services consisting of transfer and disposal.

        IESI-BFC's Northeast Region collection and transfer station operations primarily serve the New York City and Long Island markets. The New York City market is the largest solid waste market of any city in the United States. One of the three solid waste landfills IESI-BFC owns in the Northeast market is its Seneca Falls, New York landfill. The Seneca Falls landfill is the largest landfill in the State of New York, as measured by average daily volume. Under IESI-BFC's municipal contracts with New York City, it transfers and disposes of up to 2,250 U.S. tons per day of residential solid waste that New York City collects and deposits at IESI-BFC's or third-party transfer stations. IESI-BFC is one of approximately seven companies that New York City has contracted with to service its collected residential solid waste. In 2009, IESI-BFC's Northeast Region's internal volume is approximately 42% of the total volume received at its landfills.

  Canada

        IESI-BFC's Canadian operations service approximately 74,500 commercial and industrial customers and 721,000 residential customers in British Columbia, Alberta, Manitoba, Ontario and Québec. IESI-BFC's Canadian operations include 21 collection operations, seven transfer stations, four owned landfills, 11 recycling facilities and one landfill gas-to-energy facility. IESI-BFC also operates one landfill. In 2009, IESI-BFC's Canadian operations internalized approximately 67% of the total volume of the waste that they handled.

Landfill matters

        The following tables reflect the estimated remaining operating lives in years for the landfills that IESI-BFC owns or operates under contractual agreements, and are based on its internal estimates of remaining and probable expansion capacity and projected annual disposal volume, in years, as of December 31, 2009. The estimated remaining operating lives assume the renewal of required operating permits.

	Operating lives in years As of December 31, 2009
	0 to 5	6 to 10	11 to 20	21 to 30	31 to 40	41 to 50	51+	Total
Owned landfills	1	4	2	2	3	–	5	17
Operated landfills(1)	1	2	2	–	–	–	–	5

	2	6	4	2	3	–	5	22

Note:

(1)
The estimated remaining lives for operated landfills are based on the contractual life, not the life of the site.

        The following tables reflect landfill airspace activity for active landfills owned or operated by IESI-BFC in the United States for the year ended December 31, 2009.

	Balance as of December 31, 2008	New expansions undertaken	Landfills acquired, net of divestitures	Permits granted	Airspace consumed	Changes in engineering estimates	Balance as of December 31, 2009
Permitted airspace:
U.S. tons (in thousands)	124,368	0	8,648	0	(5,255)	3,774	131,535
Number of sites	17	0	0	0	0	0	17
Expansion airspace:
U.S. tons (in thousands)	71,387	23,401	(1,368)	0	0	(3,911)	89,509
Number of sites	7	2	(1)	0	0	0	8
Total available disposal capacity:
U.S. tons (in thousands)	195,755	23,401	7,280	0	(5,255)	(137)	221,044
Number of sites	17		0				17

        The following tables reflect landfill airspace activity for active landfills owned by IESI-BFC in Canada for the year ended December 31, 2009.

	Balance as of December 31, 2008	New expansions undertaken	Landfills acquired, net of divestitures	Permits granted	Airspace consumed	Changes in engineering estimates	Balance as of December 31, 2009
Permitted airspace:
Tonnes (in thousands)	26,250	0	0	12,500	(2,653)	687	36,784
Number of sites	4	0	0	0	—	—	4
Expansion airspace:
Tonnes (in thousands)	21,500	0	0	(12,500)	0	154	8,904
Number of sites	1	0	0	0	0	0	1
Total available disposal capacity:
Tonnes (in thousands)	47,500	0	0	0	(2,653)	841	45,688
Number of sites	4		0				4

Equipment

        In the United States, IESI-BFC owns more than 1,573 waste collection vehicles and 376 support vehicles. The average age for IESI-BFC's routed collection vehicles is approximately five to six years. IESI-BFC also owns various other equipment, including, carts, containers, commercial compactors and 319 pieces of heavy equipment used at its U.S. landfills, transfer stations, and recycling facilities.

        In Canada, IESI-BFC owns approximately 592 routed waste collection vehicles and approximately 67 pieces of heavy equipment used in IESI-BFC's landfill operations. The average age of its routed waste collection vehicles is between five and six years.

        IESI-BFC believes that its vehicles and equipment are well maintained and adequate for its current operations. IESI-BFC intends to make investments in additional equipment for expansion and replacement of assets and in connection with future acquisitions as needed.

Sales and marketing

        IESI-BFC's sales and marketing organization operates on a decentralized basis. Each district has its own direct sales and marketing group, which works under the direction of a district manager or a sales manager who reports to the district manager. Each member of IESI-BFC's sales team is responsible for monitoring existing and new customers for opportunities to acquire new business. Sales representatives are required to travel within their assigned territories on a daily basis to call upon potential new customers and existing customers to ensure customer satisfaction, update service agreements and explore prospects for additional business. Sales representatives' compensation typically includes an incentive-based plan with specific incentives to encourage both revenue growth and retention of current customer volumes. IESI-BFC maintains a small corporate sales group that provides overall strategic sales and marketing direction to the district managers and establishes policies, training programs and reporting guidelines for sales compensation, hiring practices and performance expectations. IESI-BFC also markets its services to national accounts from its corporate office.

Competition

        The North American non-hazardous solid waste management industry is competitive and highly fragmented. Competition in the non-hazardous solid waste management industry comes from a number of large, national, publicly owned companies, including Waste Management, Inc. and Republic Services, Inc., several regional companies, such as Veolia Environmental Services, Waste Connections, Inc. and Casella Waste Systems, Inc., and numerous mid-size to small privately owned companies. Some of IESI-BFC's competitors have significantly larger operations and significantly greater financial resources than IESI-BFC has. In addition to national and regional firms and numerous local companies, IESI-BFC competes in a few markets with municipalities that maintain waste collection or disposal operations. These municipalities may have financial advantages due to their access to user fees and similar charges, tax revenue and tax-exempt financing, and some control of the disposal of waste collected within their jurisdictions.

        IESI-BFC competes for collection accounts primarily on the basis of price and the quality of its services. In each market in which IESI-BFC operates a landfill, it competes for landfill business on the basis of disposal costs, geographical location and quality of operations. IESI-BFC's ability to obtain landfill volume may be limited by the fact that integrated collection companies also operate landfills to which they send their waste.

Regulation

        The non-hazardous solid waste management industry in Canada and the United States is subject to extensive and changing laws and regulations relating to environmental protection, health and safety, land use, transportation and related matters. These include, among others, laws and regulations governing the licensing, use, treatment, storage and disposal of solid non-hazardous and hazardous wastes and materials, air quality, water quality, permissible or mandatory methods of processing waste, location, permitting and expansion of solid waste facilities, greenhouse gas emissions and the remediation of contamination associated with the release of hazardous substances.

        More stringent industry regulations have caused operating and capital costs to rise. Applicable regulations require more stringent engineering of non-hazardous solid waste landfills and may require liner systems, leachate collection, treatment and monitoring systems and gas collection and monitoring systems. These ongoing costs are combined with increased financial reserve requirements for non-hazardous solid waste operators relating to closure and post-closure monitoring. As a result, the number of non-hazardous solid waste landfills is declining while the average size of each landfill is increasing. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of IESI-BFC — Environmental Matters" beginning on page 183 for additional information.

Employees

        As of March 31, 2010, IESI-BFC had approximately 4,310 employees. Approximately 1,240, or 29%, of IESI-BFC's employees are currently covered by collective bargaining agreements. IESI-BFC believes that its relationship with its employees is generally good.

Seasonality

        Revenues are generally higher in spring, summer and autumn months due to higher collected and disposed of waste volumes. Higher collection and disposal revenues are partially offset by higher operating expenses to service and dispose of additional waste volumes.

Reliance on Customer Contracts

        IESI-BFC depends on third-party disposal customers at its landfills, and IESI-BFC cannot assure you that it will maintain these relationships or continue to provide services at current levels.

        Operating and maintaining a landfill is capital intensive and generally requires performance bonds and letters of credit to secure performance and financial obligations. As a result, a steady volume of waste is required over the operating life of the landfill in order to maintain profitable operations. The loss of third-party disposal customers could reduce IESI-BFC's revenues and profitability. For the year ended December 31, 2009, approximately 54% of the total tonnage received by its landfills was derived from disposal of waste received from third-party disposal customers. Accordingly, IESI-BFC depends on maintaining a certain level of third-party disposal customers at its landfills in order to be able to continue to operate its landfills at profitable levels.

        IESI-BFC cannot assure you that it will maintain its relationships or continue to provide services to any particular disposal customer at current levels. IESI-BFC also cannot assure you that third-party customers will continue to utilize these sites and pay acceptable gate rates that generate acceptable margins for IESI-BFC. Decreases could occur if new landfills open, if IESI-BFC's existing disposal customers fail to renew their contracts, if the volume of waste disposals decrease or if it is unable to increase its gate rates to correspond with its increasing costs of operations. In addition, new contracts for disposal services entered into by IESI-BFC may not have terms similar to those contained in current arrangements with existing customers, in which case revenues and profitability could decline.

Trademarks

        IESI-BFC's U.S. operations are operated under the trademark "IESI." IESI-BFC's Canadian operations are operated under the trademark "BFI Canada." BFI is a trademark of Browning-Ferris Industries, Inc. and is used under license in connection with IESI-BFC's Canadian operations. IESI-BFC is not affiliated with Browning-Ferris Industries, Inc.

Organizational Structure

        Please see "Organizational Structure" and "Existing Structure of the Canadian and U.S. Operating Companies" under "Information about IESI-BFC" above for information regarding the organizational structure of IESI-BFC.

Property, Plants and Equipment

        For information regarding IESI-BFC's properties, plants and equipment, please see "IESI-BFC's operations," "Service and asset footprint," "Regional overview," "Landfill matters" and "Equipment" under "Business of the IESI-BFC Group" above.

        In addition, IESI-BFC leases various offices and facilities.

        For information regarding environmental issues that may affect IESI-BFC's utilization of the assets, please see "Regulation" above.

Legal Proceedings

        IESI-BFC is subject to certain lawsuits and other claims arising in the ordinary course of business. IESI-BFC does not believe that the resolution of these matters will have a material adverse effect on its business, financial condition or results of operations. IESI-BFC's predecessor and certain of its subsidiaries operating in the Long Island, New York, market were named as defendants in a putative class action antitrust suit filed on May 5, 2008 by members of a proposed class that had purchased small containerized waste disposal services. The proposed class is represented by All Star Carts and Vehicles, Inc., H.B. Millwork, Inc. and Kussmaul Electronics Company, Inc. The plaintiffs allege a conspiracy to restrain trade and a willful attempt to monopolize from May 5, 2004 to the present and seeks damages in the amount to be determined, which may be trebled under U.S. anti-trust laws. On February 4, 2009, the United States District Court for the Eastern District of New York dismissed all conspiracy-based claims and the restraint of trade claim in response to the defendants' motion to dismiss, and allowed the claim of attempted monopolization to proceed to discovery. IESI-BFC believes that this remaining claim is without merit and intends to defend the matter vigorously. The case is currently in discovery.

Exchange Controls

        There is no law, government decree or regulation in Canada restricting the export or import of capital or affecting the remittance of dividends, interest or other payments to a nonresident holder of common shares, other than withholding tax requirements.

Taxation

        For information regarding material U.S. federal income tax consequences and Canadian federal income tax considerations with respect to the merger between IESI-BFC and WSI, please see "The Merger — Material United States Federal Income Tax Consequences" beginning on page 72 and "The Merger — Canadian Federal Income Tax Considerations" beginning on page 77.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF IESI-BFC

Disclaimer

        This Management Discussion and Analysis ("MD&A") contains forward-looking statements and forward-looking information. Forward-looking statements are not based on historical facts but instead reflect IESI-BFC's expectations, estimates or projections concerning future results or events. These statements can generally be identified by the use of forward-looking words or phrases such as "believe," "expect," "anticipate," "may," "could," "intend," "intent," "belief," "estimate," "plan," "foresee," "likely," "will," "should" or other similar words or phrases. These statements are not guarantees of performance and are inherently subject to known and unknown risks, uncertainties and assumptions that are difficult to predict and could cause IESI-BFC's actual results, performance or achievements to differ materially from those expressed in or implied by those statements. IESI-BFC cannot assure you that any of its expectations, estimates or projections will be achieved.

        All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. All forward-looking statements in this MD&A are qualified by these cautionary statements. The forward-looking statements in this MD&A are only made as of the date of this MD&A and IESI-BFC disclaims any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law.

Industry and Corporate Overview

        The North American non-hazardous solid waste management industry remains fragmented, even after undergoing significant consolidation and integration in both Canada and the United States ("U.S."). IESI-BFC believes that this consolidation will continue as larger operators seek to achieve greater economies of scale and smaller operators exit the industry due to cost pressures caused by landfill closures brought about by regulatory changes, stringent environmental regulation, enforcement, compliance costs and the cost of capital.

        IESI-BFC is one of North America's largest full-service waste management companies, providing non-hazardous solid waste ("waste") collection and disposal services to commercial, industrial, municipal and residential customers in ten states and the District of Columbia in the U.S. and five provinces in Canada. IESI-BFC serves over 1.8 million customers with its vertically integrated collection and disposal assets.

        IESI-BFC's U.S. south and northeast segments (collectively, "the U.S. segment" or "U.S. segments"), operate under the IESI brand and provide vertically integrated waste collection and disposal services in two geographic regions: the south, consisting of various service areas in Texas, Louisiana, Oklahoma, Arkansas, Mississippi, and Missouri, and the northeast, consisting of various service areas in New York, New Jersey, Pennsylvania, Maryland, and the District of Columbia. IESI-BFC's U.S. segments provide service to 41 U.S. markets and operate 17 landfills, 28 transfer collection stations, 11 material recovery facilities ("MRFs"), two landfill gas to energy facilities, and one transportation operation.

        IESI-BFC's Canadian segment operates under the BFI Canada brand and is Canada's second largest waste management company providing vertically integrated waste collection and disposal services in the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec. This segment provides service to 20 Canadian markets and owns or operates five landfills, seven transfer collection stations, 11 MRFs, and one landfill gas to energy facility.

Change in Reporting Currency and Generally Accepted Accounting Principles

        In connection with IESI-BFC's listing on the New York Stock Exchange ("NYSE") and U.S. public offering, IESI-BFC elected to report its financial results in U.S. dollars. Accordingly, all comparative financial information contained in this MD&A has been recast from thousands of Canadian dollars to thousands of U.S. dollars, unless otherwise stated. The Foreign Currency Exchange ("FX") Rates section of this MD&A provides additional detail about the methodology IESI-BFC employs to express its financial position, results of operations, cash flows and equity in U.S. dollars.

        Electing to report IESI-BFC's consolidated financial position and results of operations in U.S. dollars improves comparability of its financial information with its peers and reduces fluctuations in its reported amounts as a significant portion of its assets, liabilities and operations are resident or conducted in the U.S., in U.S. dollars.

        IESI-BFC also elected to report its financial results in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP") to improve the comparability of its financial information with its peers.

        Although IESI-BFC has elected to report its results in accordance with U.S. GAAP and in U.S. dollars, it remains a legally domiciled Canadian entity and its functional currency is the Canadian dollar. IESI-BFC's financial position, results of operations, cash flows and equity are initially consolidated in Canadian dollars. IESI-BFC's assets and liabilities are then translated from Canadian to U.S. dollars at the foreign currency exchange rate in effect at the balance sheet date, while the results of its operations and cash flows are translated to U.S. dollars applying the average foreign currency exchange rate in effect during the reporting period. The resulting translation adjustments are included in other comprehensive income or loss.

Conversion

        Pursuant to a plan of arrangement, the Fund converted from a trust to a corporation on October 1, 2008. The conversion resulted in unitholders of the Fund receiving one common share of BFI Canada Ltd., predecessor to IESI-BFC Ltd. (the "Corporation"), for each trust unit held on the effective date of conversion. The Class A unit held by IESI was redeemed by the Fund for ten Canadian dollars and the Corporation issued, and IESI subscribed for, 11,137 special voting shares for aggregate cash consideration of ten Canadian dollars. The PPSs issued by IESI remained outstanding and are exchangeable into common shares of the Corporation on a one for one hundred basis. In this proxy statement/prospectus, references to "PPS equivalent" refers to the number of IESI-BFC shares that are issuable upon a PPS exchange. The conversion did not constitute a change of control. Accordingly, the consolidated financial statements have been prepared applying continuity of interests accounting.

Introduction

        The following is a discussion of IES-BFC's consolidated financial condition and results of operations for the three months ended March 31, 2010 and 2009 and the years ended December 31, 2009 and 2008. For the purpose of this MD&A, IESI-BFC shall denote the financial position and results of operations for the Corporation and the Fund, and their respective subsidiaries, for all periods presented herein. All U.S. dollar amounts are reported in thousands of U.S. dollars, all Canadian dollar amounts are reported in thousands of Canadian dollars and all share amounts are reported in thousands, unless otherwise stated. The consolidated financial statements ("financial statements") of IESI-BFC have been prepared in accordance with U.S. GAAP.

Definitions of Adjusted EBITDA and Free cash flow

        Adjusted EBITDA. All references to "Adjusted EBITDA" in this MD&A are to revenues less operating expense and selling, general and administrative expense ("SG&A"), excluding certain non-operating or non-recurring SG&A expenses, on the consolidated statement of operations and comprehensive income (loss). Adjusted EBITDA excludes some or all of the following: "certain SG&A expenses, amortization, net gain or loss on sale of capital and landfill assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, conversion costs, other expenses, income taxes and income or loss from equity accounted investee". Adjusted EBITDA is a term used by IESI-BFC that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other issuers. Adjusted EBITDA is a measure of IESI-BFC's operating profitability, and by definition, excludes certain items as detailed above. These items are viewed by IESI-BFC as either non-cash (in the case of amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, deferred income taxes and income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, net gain or loss on sale of capital and landfill assets, interest on long-term debt, conversion costs, other expenses, and current income taxes). Adjusted EBITDA is a useful financial and operating metric for IESI-BFC, IESI-BFC's Board of

Directors, and IESI-BFC's lenders, as it represents a starting point in the determination of free cash flow. The underlying reasons for the exclusion of each item are as follows:

        Certain SG&A expenses — SG&A expense includes certain, non-operating or non-recurring, expenses. These expenses include transaction costs related to acquisitions, fair value adjustments attributable to stock options and rabbi and trust units, and corporate reorganization expense. These expenses are not considered an expense indicative of continuing operations. Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA.

        Amortization — as a non-cash item amortization has no impact on the determination of free cash flow.

        Net gain or loss on sale of capital and landfill assets — proceeds from the sale of capital and landfill assets are either reinvested in additional or replacement capital or landfill assets or used to repay revolving credit facility borrowings.

        Interest on long-term debt — interest on long-term debt is a function of IESI-BFC's debt/equity mix and interest rates; as such, it reflects IESI-BFC's treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

        Net foreign exchange gain or loss — as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow.

        Net gain or loss on financial instruments — as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow.

        Conversion costs — conversion costs represent professional fees incurred on the Fund's conversion from an income trust to a corporation and its eventual wind-up. These expenses are not considered an expense indicative of continuing operations. Conversion costs represent a different class of expense than those included in adjusted EBITDA.

        Other expenses — other expenses typically represent amounts paid to certain management of acquired companies who are retained by IESI-BFC post acquisition. These expenses are not considered an expense indicative of continuing operations. Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA.

        Income taxes — income taxes are a function of tax laws and rates and are affected by matters which are separate from IESI-BFC's daily operations.

        Income or loss from equity accounted investee — as a non-cash item, income or loss from IESI-BFC's equity accounted investeee has no impact on the determination of free cash flow.

        Adjusted EBITDA should not be construed as a measure of income or of cash flows. The reconciling items between adjusted EBITDA and net income are detailed in the consolidated statement of operations and comprehensive income or loss beginning with operating income before amortization and net gain or loss on sale of capital and landfill assets and ending with net income and includes certain adjustments for expenses recorded to SG&A which management views as not indicative of continuing operations. A reconciliation between operating income and adjusted EBITDA is provided below. In the determination of adjusted EBITDA, which is viewed by IESI-BFC as a measure of its profitability, certain adjustments also impact reported operating income and net income. The impact of these adjustments on both operating income and net income are detailed in the table below.

	Three months ended March 31
	2010	2009
Operating income	$33,727	$25,171
Transaction and related costs — SG&A	1,998	—
Fair value movements in stock options — SG&A	761	17

Adjusted operating income	36,486	25,188

Net gain on sale of capital and landfill assets	(62)	(134)
Amortization	39,517	37,602

Adjusted EBITDA	$75,941	$62,656

Net income	$16,710	$9,639
Transaction and related costs — SG&A	1,998	—
Fair value movements in stock options — SG&A	761	17
Net gain or loss on financial instruments	(542)	530
Net income tax expense or recovery	(259)	(153)

Adjusted net income	$18,668	$10,033

	Year ended December 31
	2009	2008	2007
Operating income	$127,012	$125,632	$106,653
Transactional and related costs — SG&A	3,612	—	—
Fair value movements in stock options — SG&A	2,006	(1,125)	667
Fair value movements in rabbi and trust units — SG&A	—	(1,807)	48
Corporate reorganization expense — SG&A	1,315	—	—

Adjusted operating income	133,945	122,700	107,368
Net gain on sale of capital and landfill assets	(198)	(862)	(1,335)
Amortization	156,702	168,859	150,505

Adjusted EBITDA	$290,449	$290,697	$256,538

Net income	$53,728	$54,959	$36,985
Transaction and related costs — SG&A	3,612	—	—
Fair value movements in stock options — SG&A	2,006	(1,125)	667
Fair value movements in rabbi and trust units — SG&A	—	(1,807)	48
Corporate reorganization expense — SG&A	1,315	—	—
Net gain or loss on financial instruments	(1,562)	9,990	8,737
Net income tax expense or recovery	(213)	(2,830)	(3,042)

Adjusted net income	$58,886	$59,187	$43,395

        Free Cash Flow. IESI-BFC has adopted a measure called "free cash flow" to supplement net income or loss as a measure of operating performance (see page 124). Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends and or distributions declared, and is therefore unlikely to be comparable to similar measures used by other issuers. The objective of presenting this non-GAAP measure is to align IESI-BFC's disclosure with other U.S. publicly listed companies in the waste industry. IESI-BFC uses this non-GAAP measure to assess its performance relative to other publically listed companies and to assess the availability of funds for growth investment and debt repayment. All references to "free cash flow" in this MD&A have the meaning set out in this paragraph.

Foreign Currency Exchange ("FX") Rates

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

        Although IESI-BFC has elected to report its financial results in accordance with U.S. GAAP and in U.S. dollars, IESI-BFC remains a legally domiciled Canadian entity and its functional currency is the Canadian dollar. IESI-BFC's financial position, results of operations, cash flows and equity are initially consolidated in Canadian dollars using the current rate method of accounting. IESI-BFC's assets and liabilities are then translated from Canadian to U.S. dollars at the foreign currency exchange rate in effect at the balance sheet date, while the results of its operations and cash flows are translated to U.S dollars applying the average foreign currency exchange rate in effect during the reporting period. The resulting translation adjustments are included in other comprehensive income or loss. Translating IESI-BFC's U.S. segment financial position, results of operations and cash flows into Canadian dollars, its functional currency, and re-translating these amounts to U.S. dollars, its reporting currency, has no translation impact on its consolidated financial statements. Accordingly, U.S. segment results retain their original values when expressed in IESI-BFC's reporting currency. Translation adjustments are only included in the determination of net income or loss when IESI-BFC realizes a reduction in its investment in its foreign operations.

        IESI-BFC's consolidated financial position and operating results have been translated to U.S. dollars applying the following FX rates included in the table below. FX rates are expressed as the amount of U.S. dollars required to purchase one Canadian dollar:

	2010
		Consolidated Statement of Operations and Comprehensive Income
	Consolidated Balance Sheet
			Cumulative Average
	Current	Average
March 31	$0.9846	$0.9607	$0.9607

	2009
	Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income (Loss)
	Current	Average	Cumulative Average
March 31	$0.7935	$0.8030	$0.8030
June 30	$0.8602	$0.8568	$0.8290
September 30	$0.9327	$0.9113	$0.8547
December 31	$0.9555	$0.9467	$0.8760

	2008
	Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income (Loss)
	Current	Average	Cumulative Average
March 31	$0.9729	$0.9959	$0.9959
June 30	$0.9817	$0.9901	$0.9930
September 30	$0.9435	$0.9599	$0.9817
December 31	$0.8166	$0.8248	$0.9371

	2007
	Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income (Loss)
	Current	Average	Cumulative Average
March 31	$0.8674	$0.8535	$0.8535
June 30	$0.9404	$0.9107	$0.8812
September 30	$1.0037	$0.9573	$0.9052
December 31	$1.0120	$1.0185	$0.9311

FX Impact on Consolidated Results

        The following table has been prepared to assist readers in assessing the impact of FX on selected results for the three months ended March 31, 2010.

	Three months ended
	March 31, 2009	March 31, 2010	March 31, 2010	March 31, 2010	March 31, 2010
	(as reported)	(organic, acquisition and other non- operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)
Consolidated Statement of Operations
Revenues	$223,893	$23,720	$247,613	$16,429	$264,042
Operating expenses	131,177	11,637	142,814	8,255	151,069
Selling, general and administration ("SG&A")	30,077	6,886	36,963	2,828	39,791
Amortization	37,602	(470)	37,132	2,385	39,517
Net gain on sale of capital and landfill assets	(134)	74	(60)	(2)	(62)

Operating income	25,171	5,593	30,764	2,963	33,727
Interest on long-term debt	9,629	(2,150)	7,479	458	7,937
Net foreign exchange loss	84	(55)	29	1	30
Net (gain) loss on financial instruments	530	(1,119)	(589)	47	(542)
Other expenses	30	(6)	24	—	24

Income before net income tax expense and loss from equity accounted investee	14,898	8,923	23,821	2,457	26,278
Net income tax expense	5,259	3,599	8,858	685	9,543
Loss from equity accounted investee	—	21	21	4	25

Net income	$9,639	$5,303	$14,942	$1,768	$16,710

Adjusted EBITDA(1)	$62,656	$7,526	$70,182	$5,759	$75,941
Adjusted operating income(1)	$25,188	$7,923	$33,111	$3,375	$36,486
Adjusted net income(1)(2)	$10,033	$5,799	$15,832	$2,836	$18,668
Free cash flow (see page 124)	$30,624	$8,325	$38,949	$2,911	$41,860

Notes:

(1)
IESI-BFC incurred certain, non-operating or non-recurring, expenses which are recorded to SG&A. These expenses include transaction costs related to the acquisition of WSI and non-cash fair value adjustments attributable to stock options. Please refer to the discussion included in the Review of Operations — For the three months ended March 31, 2010 section of this MD&A for further details. All references to adjusted EBITDA, adjusted operating income and adjusted net income, including the related tax effect, reflect the adjustment of these costs.

(2)
IESI-BFC incurs gains or losses on financial instruments that it has not designated for hedge accounting. These gains or losses include certain fuel hedge and interest rate swap arrangements and fair value movements in funded landfill post-closure costs. Please refer to the discussion included in the Review of Operations — For the three months ended March 31, 2010 section of this MD&A for future details. All references to adjusted net income further reflect the adjustment of gains or losses on financial instruments.

Review of Operations — For the three months ended March 31, 2010
(all amounts are in thousands of U.S. dollars, unless otherwise stated)

        IESI-BFC conducts its business in the U.S. and Canada. Accordingly, a portion of its operating results are denominated in Canadian dollars. Please refer to the table above for additional details regarding the impact of FX on IESI-BFC's comparative operating results.

Revenues

	Three months ended March 31
	2010	2009	Change
Total	$264,042	$223,893	$40,149
Canada	$100,095	$70,983	$29,112
U.S. south	$87,800	$80,047	$7,753
U.S. northeast	$76,147	$72,863	$3,284

Gross revenue by service type

	Three months ended March 31, 2010
	Canada — stated in thousands of Canadian dollars	Canada — percentage of gross revenues	U.S.	U.S. — percentage of gross revenues
Commercial	$45,257	38.3%	$48,287	25.6%
Industrial	19,235	16.3%	23,760	12.6%
Residential	16,580	14.0%	43,688	23.2%
Transfer and disposal	29,730	25.1%	62,596	33.2%
Recycling and other	7,456	6.3%	10,226	5.4%

Gross revenues	118,258	100.0%	188,557	100.0%

Intercompany	(14,067)		(24,610)

Revenues	$104,191		$163,947

	Three months ended March 31, 2009
	Canada — stated in thousands of Canadian dollars (*)	Canada — percentage of gross revenues	U.S.	U.S. — percentage of gross revenues
Commercial	$40,096	40.1%	$45,895	25.9%
Industrial	17,087	17.0%	25,105	14.2%
Residential	14,996	14.9%	37,925	21.4%
Transfer and disposal	23,928	23.8%	61,504	34.8%
Recycling and other	4,236	4.2%	6,583	3.7%

Gross revenues	100,343	100.0%	177,012	100.0%

Intercompany	(11,947)		(24,102)

Revenues	$88,396		$152,910

(*)
Amounts have been adjusted to conform to the comparative periods presentation.

Gross revenue growth (decline) components — expressed in percentages and excluding FX

	Three months ended March 31, 2010		Three months ended March 31, 2009
	Canada	U.S.	Canada	U.S.
Price
Core price	3.8	1.7	3.4	2.5
Fuel surcharges	1.0	(0.3)	(0.5)	(1.2)
Recycling and other	1.5	1.7	(0.8)	(2.5)

Total price growth (decline)	6.3	3.1	2.1	(1.2)
Volume	9.0	1.0	(2.0)	(4.2)

Total organic gross revenue growth (decline)	15.3	4.1	0.1	(5.4)
Acquisitions	2.6	2.4	3.7	2.2

Total gross revenue growth (decline)	17.9	6.5	3.8	(3.2)

        The increase in Canadian segment gross revenues, expressed in Canadian dollars ("C$"), is approximately C$17,900. IESI-BFC enjoyed price and volume growth in all its service offerings in Canada and IESI-BFC was encouraged by the increase in commodity prices which bolstered recycling and other pricing growth comparatively. Volume gains are the result of higher landfill volumes, new contract wins and strong organic growth. Acquisitions and higher fuel surcharges account for the balance of the comparative change.

        U.S. south segment gross revenues increased approximately $8,400. With the exception of price and volume declines in IESI-BFC's industrial service line, price and volume was either up or largely unchanged in all areas of its business. While weather inhibited IESI-BFC's ability to perform at its maximum potential, IESI-BFC battled through this adversity and it is pleased with its overall performance. Increasing volumes is the result of new contract wins and strong organic growth. As in IESI-BFC's Canadian segment, the return of commodity prices supports the increase in recycling and other revenue growth. Acquisitions completed in 2009 contributed to the remainder of the comparative increase, partially offset by lower fuel surcharges.

        Gross revenues in IESI-BFC's U.S. northeast segment increased approximately $3,100. Core price declined at IESI-BFC's landfills period over period, but was largely unchanged on a sequential basis. All other service lines enjoyed higher price over the year ago period and the rebound in commodity pricing was a strong contributor to overall pricing growth for this segment. Industrial and recycling volumes fell short of prior period benchmarks, but were up in all other service lines. IESI-BFC attributes the period over period volume declines to inclement weather. These volume declines, however, were most prominent in the first and second months of the quarter, but regained comparative strength in the last month of the quarter. On a sequential basis, industrial volumes increased due to a strong recovery in March. Marginally higher fuel surcharges and acquisitions contributed to the balance of gross revenue growth.

        Please refer to the Outlook section of this MD&A for additional discussion on economic trends affecting revenues, IESI-BFC's strategy and IESI-BFC's operations.

Operating expenses

	Three months ended March 31
	2010	2009	Change
Total	$151,069	$131,177	$19,892
Canada	$50,295	$36,888	$13,407
U.S. south	$53,067	$47,822	$5,245
U.S. northeast	$47,707	$46,467	$1,240

        Excluding the impact of FX, approximately $8,300, the resulting Canadian segment increase, approximately $5,200, is due to higher disposal, labor and vehicle operating costs. Higher collected waste volumes, partially offset by higher internalized waste, are the primary contributors to the increase in disposal costs. Acquisitions, general wage increases and higher collected waste volumes all contributed to the comparative increase in labor costs. Higher vehicle operating costs are attributable to acquisitions and an increase in diesel fuel consumed to collect and process higher waste volumes. An increase in diesel fuel costs also contributed to the period over period increase.

        Operating costs in IESI-BFC's U.S. south segment increased approximately $5,200 period over period due to higher labor and vehicle operating costs. Acquisitions and contract wins are the primary reasons for the comparative increase. General wage increases and higher collected waste volumes also contributed to the comparative increase in labor costs. Higher disposal costs, net of higher internalized waste volumes, resulted in higher disposal costs period over period. An increase in diesel fuel costs also contributed to the comparative increase.

        In the U.S. northeast, operating costs increased approximately $1,200 period-to-period. General wage increases and vehicle operating costs to service additional transfer and disposal volumes are the primary reasons for the comparative increase. An increase in comparative diesel fuel costs also contributed to the period over period increase.

        Fuel hedge agreements in Canada and the U.S. partially offset fuel cost variability in each segment.

SG&A

	Three months ended March 31
	2010	2009	Change
Total	$39,791	$30,077	$9,714
Canada	$17,229	$10,138	$7,091
U.S. south	$12,552	$11,133	$1,419
U.S. northeast	$10,010	$8,806	$1,204

        Excluding the impact of FX, approximately $2,800, Canadian segment SG&A expense increased approximately $4,300. The majority of the increase is due to transaction and related costs and fair value changes to stock options, approximately $1,800 and $800, respectively. The remainder of the change is due to higher severance costs, largely incurred in light of the pending merger with WSI, higher salaries, resulting from a higher compliment of sales personnel, and general wage increases and professional fees.

        Higher salaries and facility and office costs are the primary cause of the quarter-over-quarter increase in SG&A expense for IESI-BFC's U.S. south segment. The comparative increase is largely attributable to acquisitions, new contract wins and weather. Severance costs also contributed to the increase in salaries. IESI-BFC also experienced an increase in doubtful account provisions, which it expects will normalize over the balance of the year.

        The U.S. northeast segment increase, approximately $1,200, is due in large part to professional fees, facility and office costs and other SG&A expense. The increase in professional fees relates principally to longer term initiatives in this segment, while higher facility and office costs are due to higher maintenance costs at certain locations, including snow removal, coupled with higher comparative utility costs. Higher doubtful account provisions contributed to the increase in other SG&A expense. IESI-BFC does not expect further increases to its doubtful account provisions in this segment in each of the remaining quarters in 2010.

Amortization

	Three months ended March 31
	2010	2009	Change
Total	$39,517	$37,602	$1,915
Canada	$14,533	$11,333	$3,200
U.S. south	$11,718	$11,411	$307
U.S. northeast	$13,266	$14,858	$(1,592)

        The increase in Canadian segment amortization is due to FX, approximately $2,400, higher capital and landfill amortization, partially offset by intangible asset amortization. Higher comparative landfill volumes, which include special wastes, are the primary reasons for the increase in comparative landfill amortization. Higher capital asset amortization is attributable to acquisitions and replacement and growth capital purchases to service existing contracts and new contract wins. Lower intangible amortization is the result of fully amortized intangibles.

        IESI-BFC's U.S. south segment also experienced an increase in amortization expense. The primary reason for the increase is due to capital assets purchases by way of acquisition and capital acquired to service new contract wins. The decline in U.S. northeast segment amortization expense is attributable to fully amortized capital and intangible assets.

Net gain on sale of capital and landfill assets

	Three months ended March 31
	2010	2009	Change
Total	$(62)	$(134)	$72
Canada	$(12)	$(84)	$72
U.S.	$(50)	$(50)	$—

        IESI-BFC disposes of certain equipment generally due to asset retirements. No disposals were significant, individually or in aggregate.

Interest on long-term debt

	Three months ended March 31
	2010	2009	Change
Total	$7,937	$9,629	$(1,692)
Canada	$2,794	$2,543	$251
U.S.	$5,143	$7,086	$(1,943)

        Excluding the impact of FX, approximately $500, lower interest rates incurred on Canadian segment borrowings is the primary reason for the decline. Lower interest expense resulting from lower comparative borrowing rates, was partially offset by bank drawings IESI-BFC made in March 2010 to complete an acquisition. Consideration in respect of this acquisition totaled approximately $48,900.

        IESI-BFC's U.S. segment also benefited from lower comparative interest rates coupled with debt repayments from share offering proceeds received in March and June 2009. In addition, the repayment of long-term debt from excess free cash flow, net of amounts used to fund acquisitions, also contributed to the decline in interest expense incurred in IESI-BFC's U.S segment.

Net foreign exchange loss (gain)

	Three months ended March 31
	2010	2009	Change
Total	$30	$84	$(54)
Canada	$7	$(26)	$33
U.S.	$23	$110	$(87)

        Foreign exchange gains or losses are typically incurred on the settlement of transactions conducted in a currency that is other than the respective segment's reporting currency. Gains and losses are not attributable to one significant transaction or series of transactions.

Net (gain) loss on financial instruments

	Three months ended March 31
	2010	2009	Change
Total	$(542)	$530	$(1,072)
Canada	$288	$79	$209
U.S.	$(830)	$451	$(1,281)

        Changes in the fair value of funded landfill post-closure costs and fuel hedges entered into in September 2009 are the sole contributors to Canadian segment losses. IESI-BFC did not designate fuel hedges as hedges for accounting purposes. Accordingly, fair value movements in these arrangements are recorded as gains or losses on financial instruments.

        U.S. segment gains and losses are due to fair value changes in interest rate swaps resulting from period-to-period movements in interest rates. Under the terms of IESI-BFC's U.S. term loan and revolving credit facility ("U.S. facility"), IESI-BFC is required to fix the rate of interest on not less than 40% of total funded debt. In connection with its equity issuances completed in 2009, and the use of those net proceeds to repay advances on its U.S. facility, the total value of interest rate swaps IESI-BFC is required to hold has declined.

Other expenses

	Three months ended March 31
	2010	2009	Change
Total	$24	$30	$(6)
Canada	$—	$—	$—
U.S.	$24	$30	$(6)

        Other expenses are comprised of management bonuses related to certain acquisitions completed in prior years.

Net income tax expense

	Three months ended March 31
	2010	2009	Change
Total	$9,543	$5,259	$4,284
Canada	$4,173	$3,391	$782
U.S.	$5,370	$1,868	$3,502

        Current income tax expense increased approximately $5,300 in IESI-BFC's Canadian segment, while deferred income tax recoveries increased approximately $4,500. IESI-BFC effectively exhausted its Canadian operating subsidiaries loss carryforward pool in the second quarter of 2009, which is the primary reason for the sharp increase in current income tax expense.

        Deferred income tax recoveries arising from loss carryfowards recognized by the public company in connection with transaction costs incurred on the WSI merger was the primary reason for the increase. Deferred tax recoveries were also recognized due to a narrowing of the gap between the carrying amount of intangible assets and their tax basis.

        The increase in U.S. segment income tax expense is due in large part to an increase in deferred income tax expense, approximately $3,600. The utilization of loss carryforwards is the primary cause of this change. Stronger operating results and lower interest expense have contributed to the increase in income subject to tax, which in turn has created an increasing demand on loss carryforward use and ultimately deferred income tax expense. Current income tax expense is largely unchanged comparatively and relates principally to state tax.

        Income tax at the combined basic rate totaled approximately $9,000. State and withholding taxes, and tax on non-deductible expenses, were partially offset by revisions to unutilized loss carryforwards related to WSI transaction costs.

        Please refer to the Outlook section of this MD&A for additional discussion about IESI-BFC's income taxes.

Loss from equity accounted investee

	Three months ended March 31
	2010	2009	Change
Total	$25	$—	$25
Canada	$25	$—	$25
U.S.	$—	$—	$—

        Loss from equity accounted investee represents IESI-BFC's pro rata share of post-acquisition earnings from the investee, computed by the consolidation method.

Other Performance Measures — For the three months ended March 31, 2010
(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Free cash flow

Purpose and objective

        The purpose of presenting this non-GAAP measure is to align IESI-BFC's disclosure with other U.S. publicly listed companies in IESI-BFC industry. Investors and analysts use this calculation as a measure of its value and liquidity. IESI-BFC uses this non-GAAP measure to assess its performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment and debt repayment.

        In the current period, IESI-BFC's calculation of free cash flow takes into consideration transaction and related costs and non-recurring costs. Accordingly, comparative amounts have been adjusted to conform to the current period presentation.

Free cash flow — cash flow approach

	Three months ended March 31
	2010	2009	Change
Cash generated from operating activities (statement of cash flows)	$44,040	$49,596	$(5,556)
Operating and investing
Stock option expense	761	17	744
Acquisition and related costs	1,998	—	1,998
Other expenses	24	30	(6)
Changes in non-cash working capital items	15,090	1,394	13,696
Capital and landfill asset purchases	(20,083)	(20,497)	414
Financing
Net realized foreign exchange loss	30	84	(54)

Free cash flow	$41,860	$30,624	$11,236

Free cash flow — Adjusted EBITDA approach

        IESI-BFC typically calculates free cash flow using an operations approach which is similar to the calculation required by its Canadian and U.S. long-term debt facilities.

	Three months ended March 31
	2010	2009	Change
Adjusted EBITDA	$75,941	$62,656	$13,285

Restricted share expense	413	332	81
Capital and landfill asset purchases	(20,083)	(20,497)	414
Landfill closure and post-closure expenditures	(385)	(1,226)	841
Landfill closure and post-closure cost accretion expense	880	742	138
Interest on long-term debt	(7,937)	(9,629)	1,692
Non-cash interest expense	709	750	(41)
Current income tax expense	(7,678)	(2,504)	(5,174)

Free cash flow	$41,860	$30,624	$11,236

        Free cash flow increased period over period by approximately $11,200, or approximately $8,300 if IESI-BFC excludes the impact of FX. IESI-BFC generated significant improvements to adjusted EBITDA resulting from strong revenue growth as detailed in the "Review of Operations — For the three months ended March 31, 2010" section of this MD&A. Lower interest rates and lower total debt levels contributed to the approximately $1,700 decline in interest expense, while higher cash taxes in Canada partially offset this decline. Higher Canadian cash taxes are the result of IESI-BFC's fully utilizing its available loss carryforwards. The repayment or capitalization of intercompany notes occurring on IESI-BFC's conversion from an income trust to a corporation accelerated its use of this shelter.

Capital and landfill purchases

        Capital and landfill purchases characterized as replacement and growth expenditures are as follows:

	Three months ended March 31
	2010	2009	Change
Replacement	$11,899	$12,789	$(890)
Growth	8,184	7,708	476

Total	$20,083	$20,497	$(414)

Capital and landfill purchases — replacement

        Capital and landfill purchases characterized as "replacement" expenditures represent cash outlays to sustain current cash flows and are funded from free cash flow. Replacement expenditures include the replacement of existing capital assets and all construction spending at IESI-BFC's landfills.

        Excluding the impact of FX, approximately $700, replacement expenditures decreased approximately $1,600. IESI-BFC's U.S. segment experienced little change period-to-period. The decline in IESI-BFC's Canadian segment is due in large part to the timing of landfill cell construction spending at IESI-BFC's Lachenaie landfill.

Capital and landfill purchases — growth

        Capital and landfill purchases characterized as "growth" expenditures represent cash outlays to generate new or future cash flows and are generally funded from free cash flow. Growth expenditures include capital assets, including facilities (new or expansion), to support new contract wins and organic business growth.

        Excluding the impact of FX, approximately $900, growth expenditures decreased approximately $400. The decline is the result of a spending decrease for new contracts commencing in the U.S. partially offset by an increase in spending related to new contract wins in Canada. Higher comparative growth spending in Canada relates principally to vehicles and equipment to service new residential contracts commencing in the quarter.

        Readers are reminded that revenue, adjusted EBITDA, and cash flow contributions derived from growth expenditures will materialize over future periods.

Summary of Quarterly Results
(all amounts are in thousands of U.S. dollars, except per share or trust unit amounts)

2010	Q1
Revenues
Canada	$100,095
U.S. south	87,800
U.S. northeast	76,147

Total revenues	$264,042

Net income	$16,710

Net income per weighted average share, basic	$0.18

Net income per weighted average share, diluted	$0.18

2009	Q4	Q3	Q2	Q1	Total
Revenues
Canada	$96,473	$94,644	$87,188	$70,983	$349,288
U.S. south	86,882	89,359	83,899	80,047	340,187
U.S. northeast	79,107	84,408	82,613	72,863	318,991

Total revenues	$262,462	$268,411	$253,700	$223,893	$1,008,466

Net income	$9,875	$19,109	$15,105	$9,639	$53,728

Net income per weighted average share, basic	$0.11	$0.20	$0.19	$0.14	$0.64

Net income per weighted average share, diluted	$0.11	$0.20	$0.18	$0.14	$0.63

2008	Q4	Q3	Q2	Q1	Total
Revenues
Canada	$80,301	$100,965	$99,807	$85,418	$366,491
U.S. south	83,452	87,809	87,392	79,490	338,143
U.S. northeast	79,853	93,461	90,414	78,441	342,169

Total revenues	$243,606	$282,235	$277,613	$243,349	$1,046,803

Net income	$9,919	$16,274	$17,444	$11,322	$54,959

Net income per weighted average share or trust unit, basic and diluted	$0.14	$0.24	$0.25	$0.16	$0.80

Seasonality

        Revenues are generally higher in spring, summer and autumn months due to higher collected and received waste volumes. Operating expenses to service and dispose of higher waste volumes also increases commensurate with the rise or fall in revenues.

Revenues
Canadian segment revenues expressed in thousands of Canadian dollars

	Q4	Q3	Q2	Q1	Total
2010				$104,191	$104,191
2009	$102,942	$104,996	$102,390	$88,396	$398,724
2008	$99,557	$104,999	$100,754	$85,768	$391,078
2010 less 2009 revenues				$15,795
2009 less 2008 revenues	$3,385	$(3)	$1,636	$2,628	$7,646

        IESI-BFC's Canadian segment has generally delivered a stronger performance than each of the comparative quarters. IESI-BFC continues to experience core price growth and it has also benefited from acquisitions. In the first quarter of 2010, comparative revenue gains are attributable to stronger overall pricing, volume and acquisition contributions as outlined in the "Review of Operations — For the three months ended March 31, 2010" section of this MD&A. Should commodity pricing IESI-BFC enjoyed in the first quarter of 2010 remain unchanged for the balance 2010, 2010 revenues will benefit comparatively in each of the remaining quarters. IESI-BFC believes it is on course to meet the revenue expectations it set for its Canadian segment for 2010. IESI-BFC cautions readers that the economic climate remains fragile and can impact certain services it offers. Economic disruptions can have a significant impact on IESI-BFC's ability to generate significant revenue growth.

        The dip in third quarter 2009 revenues compared to the same quarter in 2008 is the result of fuel surcharges. In the second and third quarters of 2008, diesel fuel costs were in excess of one dollar and forty cents

Canadian per litre. While third quarter 2008 and 2009 revenues appear consistent period-to-period, 2008 third quarter revenues include fuel charges that were approximately C$2,100 higher than the third quarter of 2009. Fuel surcharges are the primary cause of the disparity in quarterly revenue performance when compared to the balance of the quarter's year over year.

U.S. south segment

	Q4	Q3	Q2	Q1	Total
2010				$87,800	$87,800
2009	$86,882	$89,359	$83,899	$80,047	$340,187
2008	$83,452	$87,809	$87,392	$79,490	$338,143
2010 less 2009 revenues				$7,753
2009 less 2008 revenues	$3,430	$1,550	$(3,493)	$557	$2,044

        U.S. south segment revenues have generally delivered a stronger performance than each of the comparative quarters. IESI-BFC continues to generate revenue growth from pricing and acquisitions. In the first quarter of 2010, comparative revenue gains are attributable to stronger overall pricing, volume and acquisition contributions as outlined in the "Review of Operations — For the three months ended March 31, 2010" section of this MD&A. IESI-BFC's U.S. south segment is not as exposed to commodity prices when compared to IESI-BFC's Canadian and U.S. northeast segments. While acquisitions represent a good portion of IESI-BFC's first quarter revenue growth, strong pricing and volume gains played a meaningful role in this segment's growth. The timing of contract wins, which commenced in 2009, will impact comparative revenue growth results in the last half of 2010. IESI-BFC believes that it is on course to meet its U.S. south segment revenue targets it established for 2010.

        Similar to the dip it experienced in its Canadian segment, the decline in second quarter 2009 revenues compared to the same quarter in 2008 is the result of declining fuel surcharges. Fuel surcharge declines totaled approximately $5,100 comparatively.

U.S. northeast segment

	Q4	Q3	Q2	Q1	Total
2010				$76,147	$76,147
2009	$79,107	$84,408	$82,613	$72,863	$318,991
2008	$79,853	$93,461	$90,414	$78,441	$342,169
2010 less 2009 revenues				$3,284
2009 less 2008 revenues	$(746)	$(9,053)	$(7,801)	$(5,578)	$(23,178)

        IESI-BFC's U.S. northeast segment has experienced comparative quarterly declines. This segment has been hardest hit by the economic downturn and has been slow to recover. In the fourth quarter of 2009, IESI-BFC started to see the reversal of this trend and is encouraged by its 2010 first quarter performance. Commodity pricing has played a role in this segment's first quarter success, but pricing gains from commercial and industrial revenue streams are also showing promise. As mentioned in IESI-BFC's U.S. south segment discussion, IESI-BFC's U.S. northeast segment is subject to commodity pricing fluctuations. An environment of stable commodity pricing and a return to a more robust and vibrant economy, will serve this segment well for the balance of 2010. IESI-BFC believes it is on course to meet its U.S. northeast segment revenue targets it established for 2010.

Net income

	Q4	Q3	Q2	Q1	Total
2010 — Net income				$16,710	$16,710
2009 — Net income	$9,875	$19,109	$15,105	$9,639	$53,728
2008 — Net income	$9,919	$16,274	$17,444	$11,322	$54,959
2010 less 2009 net income				$7,071
2009 less 2008 net income	$(44)	$2,835	$(2,339)	$(1,683)	$(1,231)

        Net income generally follows the rise and fall in revenues resulting from the seasonal nature of IESI-BFC's business. Net income is also impacted by changes in interest on long-term debt, foreign exchange gains or losses, gains or losses on financial instruments and other non-operating expenses which are not tied to the seasonal nature of IESI-BFC's business and fluctuate with other non-business variables.

        Net income in the first quarter of 2010 was approximately $7,100 higher than the net income in the first quarter of 2009. Higher operating income, driven principally by strong revenue performance, had the most pronounced impact on net income. Lower interest expense due to lower borrowings and interest rates also contributed to the comparative rise of first quarter net income in 2010. Higher income tax expense stemming from stronger operating results and lower interest expense partially offset these positive contributions to first quarter net income in 2010.

        The variability of IESI-BFC's net income quarter-to-quarter is due in large part to the fluctuation of non-business variables which are effectively out of IESI-BFC's control, and in certain circumstances, the accounting treatment IESI-BFC has elected to take for certain hedging arrangements. Additionally, non-recurring items, including significant transaction and related costs, or costs incurred to complete the conversion of the Fund to a corporation, or reorganization costs, have also impacted net income performance quarter-to-quarter. Net income was higher in the first and second quarters of 2008 compared to 2009. In the second quarter of 2008, IESI-BFC recorded a gain on financial instruments which was approximately $3,800 higher than the gain recorded in the comparative 2009 quarter. The gain was the result of fluctuations in interest rates which resulted in fair value gains on interest rate swaps recorded in IESI-BFC's U.S. segment. In the first quarter of 2008, IESI-BFC recognized a deferred income tax recovery compared to a first quarter 2009 deferred income tax expense which contributed an additional $12,500 to 2008 first quarter net income compared to the same quarter in 2009. The erosion of loss carryfowards in 2009 (deferred income tax expense) compared to the addition of loss carryforwards in 2008 (deferred income tax recovery), in IESI-BFC's U.S. segment, and timing differences between the carrying value of U.S. segment capital assets and their tax values were the primary contributors to the higher deferred income tax expense in 2009 and higher comparative deferred income tax recoveries in 2008. Contributions to first quarter 2008 net income from deferred taxes, were partially offset by higher net losses on financial instruments, approximately $8,500. As in the second quarter of 2008, fluctuations in interest rates resulted in fair value losses on interest rate swaps recorded in IESI-BFC's U.S. segment.

Net income per weighted average share and trust unit, basic and diluted

        Net income per share in the first quarter of 2010 is higher than the comparative quarter ended in 2009. The principle reason for the increase is due to IESI-BFC's strong operating performance in the quarter, the impact of FX, net of the issuance of additional equity in March and June of last year. Net income per share in 2009 was lower than each of the comparative quarters ended in 2008. The issue of equity in 2009 was a significant contributor to the comparable decline.

Financial Condition
(all amounts are in thousands shares and U.S. dollars, excluding per share amounts, unless otherwise stated)

Selected Consolidated Balance Sheet Information

	Canada — March 31, 2010	U.S. — March 31, 2010	Consolidated — March 31, 2010	Canada — December 31, 2009	U.S. — December 31, 2009	Consolidated — December 31, 2009
Accounts receivable	$58,994	$58,373	$117,367	$53,134	$58,705	$111,839
Intangibles	$32,095	$81,420	$113,515	$15,188	$85,729	$100,917
Goodwill	$72,304	$574,034	$646,338	$59,884	$570,586	$630,470
Landfill development assets	$2,977	$5,033	$8,010	$2,692	$4,985	$7,677
Capital assets	$183,285	$272,311	$455,596	$161,513	$278,221	$439,734
Landfill assets	$177,246	$481,940	$659,186	$175,154	$486,584	$661,738
Working capital deficit
— (current assets less current liabilities)	$(2,663)	$(14,863)	$(17,526)	$(14,826)	$(27,222)	$(42,048)

Accounts receivable

Change — Consolidated — March 31, 2010 versus December 31, 2009	$5,528
Change — Canada — March 31, 2010 versus December 31, 2009	$5,860
Change — U.S. — March 31, 2010 versus December 31, 2009	$(332)

        IESI-BFC completed an acquisition in the first quarter of 2010 that contributed approximately $3,500 to the Canadian segment increase in accounts receivable. FX, approximately $1,700, accounts for a significant component of the remaining change. Organic growth, partially offset by a continued focus on collection efforts, is the primary reason for the balance of the change.

        The U.S. segment decrease is due in large part to IESI-BFC's continued focus on collections and marginally higher allowance for doubtful accounts provisions. An increase in amounts owing from a single customer in the U.S., approximately $1,600, partially offset improvements from IESI-BFC's collection efforts.

Intangibles

Change — Consolidated — March 31, 2010 versus December 31, 2009	$12,598
Change — Canada — March 31, 2010 versus December 31, 2009	$16,907
Change — U.S. — March 31, 2010 versus December 31, 2009	$(4,309)

        Intangibles recognized on acquisitions completed in the period, approximately $18,800, and FX, approximately $1,000, are the primary contributors to the comparative Canadian segment increase. During the quarter, IESI-BFC acquired the assets of one solid waste management company in Canada. The acquisition is considered a tuck-in. Readers are cautioned that the acquisition equation requires final fair value adjustments which may result in subsequent changes to intangible asset values recorded in this quarter. Normal course amortization was responsible for the balance of the comparative change.

        The decline in U.S. segment intangible assets is due entirely to normal course amortization.

Goodwill

Change — Consolidated — March 31, 2010 versus December 31, 2009	$15,868
Change — Canada — March 31, 2010 versus December 31, 2009	$12,420
Change — U.S. — March 31, 2010 versus December 31, 2009	$3,448

        FX represents approximately $2,100 of the comparative increase in Canadian segment goodwill. As indicated above, IESI-BFC completed the acquisition of one solid waste management company in the quarter, and the acquisition equation is pending final fair value adjustments. IESI-BFC recognized preliminary goodwill of approximately $10,300 on this acquisition.

        Goodwill recognized in IESI-BFC's U.S segment is attributable to a contingent purchase price payment that IESI-BFC believes is probable of payment beyond a reasonable doubt. The payment amount remains unpaid, but was accrued for as at March 31, 2010.

Landfill development assets

Change — Consolidated — March 31, 2010 versus December 31, 2009	$333
Change — Canada — March 31, 2010 versus December 31, 2009	$285
Change — U.S. — March 31, 2010 versus December 31, 2009	$48

        Ongoing landfill development initiatives in both Canada and the U.S., and FX on Canadian denominated amounts, represent the comparative change.

Capital assets

Change — Consolidated — March 31, 2010 versus December 31, 2009	$15,862
Change — Canada — March 31, 2010 versus December 31, 2009	$21,772
Change — U.S. — March 31, 2010 versus December 31, 2009	$(5,910)

        Canadian segment capital assets increased $5,300 due to FX. Capital asset purchases (expressed on a cash basis) totaled approximately $7,200. Capital asset additions were incurred principally to maintain IESI-BFC's existing vehicles and containers, contract wins and for infrastructure spending. Amortization totaled approximately $7,000. The balance of the change is largely attributable to capital assets recognized on acquisitions completed in the quarter, which are principally comprised of vehicles, containers, buildings and equipment, approximately $17,700. Working capital adjustments and disposals are the primary reasons for the balance of the change.

        The decrease in U.S. segment capital assets is a function of amortization, approximately $12,000, and working capital adjustments outpacing additions. Capital asset additions (expressed on a cash basis), approximately $6,700, were incurred principally for new contract wins, landfill equipment, with the balance attributable to the maintenance of IESI-BFC's current compliment of assets. Disposals represent the balance of the change.

Landfill assets

Change — Consolidated — March 31, 2010 versus December 31, 2009	$(2,552)
Change — Canada — March 31, 2010 versus December 31, 2009	$2,092
Change — U.S. — March 31, 2010 versus December 31, 2009	$(4,644)

        FX represents approximately $5,300 of the increase in IESI-BFC's Canadian segment. Additions (expressed on a cash basis) also contributed to the increase and totaled approximately $2,400. Additions represent cell development principally at IESI-BFC's Lachenaie landfill. These increases were partially offset by amortization, approximately $4,800, which includes the amortization of capitalized asset retirement obligations.            Working capital adjustments and capitalized asset retirement obligations represent the balance of the change.

        Amortization, including the amortization of capitalized landfill closure and post-closure costs, approximately $8,600, is the primary reason for IESI-BFC's U.S. segment decline. Additions (expressed on cash basis), approximately $3,800, and capitalized asset retirement obligations, approximately $900, were partial offsets to amortization. Landfill construction and provisions for wetlands mitigation at IESI-BFC's Seneca Meadows site is the primary contributor to landfill asset additions and capitalized landfill closure and post-closure costs in the quarter. Disposals and working capital adjustments represent the balance of the change.

Working capital deficit

Change — Consolidated — March 31, 2010 versus December 31, 2009	$24,522
Change — Canada — March 31, 2010 versus December 31, 2009	$12,163
Change — U.S. — March 31, 2010 versus December 31, 2009	$12,359

        The decline in IESI-BFC's Canadian segment working capital deficit is due to the following: higher accounts receivable balances due to an acquisition completed in the first quarter of 2010, higher cash balances due to timing of payments and collections, lower accounts payable and accrual amounts due to payments made in the first quarter of 2010 in respect of capital and management incentive awards, which was partially offset by higher income taxes payable due to a strong first quarter operating performance and the timing of payments.

        The decline in IESI-BFC's U.S. segment working capital deficit is the result of the following: lower accounts payable and accruals due to payments made in the first quarter of 2010 in respect of capital and management incentive awards, declines in other liabilities due to lower fair values for interest rate swaps, and higher prepaid expenses due in large part to the timing of insurance payments.

Disclosure of outstanding share capital

	March 31, 2010
	Shares	$
Common shares (no par value)	82,383	1,083,851
Special shares	11,048	—

Total common and special shares	93,431	1,083,851
Restricted shares	(225)	(3,928)

Total contributed equity	93,206	1,079,923

        Total common, special and restricted shares issued and outstanding as at April 27, 2010 total 82,383, 11,048 and 225, respectively.

Shareholders' equity

        IESI-BFC is authorized to issue an unlimited number of common, special and preferred shares, issuable in series.

Common Shares

        Common shareholders are entitled to one vote for each common share held and to receive dividends, as and when determined by the Board of Directors. Common shareholders are entitled to receive, on a pro rata basis, the remaining property and assets of IESI-BFC upon dissolution or wind-up, subject to the priority rights of other classes of shares. Please refer to the Proposed Transaction section of this MD&A for total shares issuable by IESI-BFC to complete the WSI merger.

Special Shares

        Special shareholders are entitled to one vote for each special share held. The special shares carry no right to receive dividends or to receive the remaining property and assets of IESI-BFC upon dissolution or wind-up. The number of special shares outstanding is equivalent to the exchange rights granted to holders of the PPSs. Participating preferred shareholders have the right to exchange one PPS for one hundred common shares of IESI-BFC. For each PPS exchanged one hundred special shares are automatically cancelled.

Preferred Shares

        At March 31, 2010, no preferred shares are outstanding. Each series of preferred shares, when issued, shall have rights, privileges, restrictions and conditions as determined by the Board of Directors prior to issuance.

Preferred shareholders are not entitled to vote, but take preference over the common shareholders in the remaining property and assets of IESI-BFC in the event of dissolution or wind-up.

Non-controlling interest

        As of April 27, 2010, 11,048 PPS equivalents remain outstanding which are exchangeable for common shares of IESI-BFC. Each holder of a PPS equivalent receives dividends equal to those received by IESI-BFC's common shareholders. Assuming the exchange of all PPS equivalents, 93,431 common shares would be outstanding at March 31, 2010.

        IESI-BFC anticipates that, pursuant to a mandatory exchange provision governing the PPSs, all remaining outstanding PPS will be exchanged for 11,048 common shares of IESI-BFC prior to December 31, 2010. At that time, the outstanding special shares of IESI-BFC that are held by IESI for the benefit of the holders of PPS will be redeemed.

Liquidity and Capital Resources
(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Contractual obligations

	March 31, 2010
	Payments due
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	$705,045	$—	$538,936	$57,109	$109,000
Interest on long-term debt(1)	115,917	15,668	30,257	8,347	61,645
Landfill closure and post-closure costs, undiscounted	441,998	6,174	14,497	16,613	404,714
Interest rate swaps	11,224	6,911	4,313	—	—
Commodity swaps	1,587	51	1,454	82	—
Operating leases	40,791	6,678	11,386	10,440	12,287
Other long-term obligations(2)	20,677	—	—	—	20,677

Total contractual obligations	$1,337,239	$35,482	$600,843	$92,591	$608,323

Notes:

(1)
Interest on long-term debt is comprised of interest on both fixed and variable interest rate debt. Interest on variable rate debt is calculated based on borrowings and interest rates prevailing at March 31, 2010. Interest is calculated through the period to maturity for all long-term debt instruments.

(2)
Other long-term obligations include the following: payments for a license agreement to use the trade name "BFI" and the related logo in IESI-BFC's Canadian segment for the period from June 30, 2015 to June 30, 2034. Contingent consideration in respect of certain acquisitions is not included in the table above.

Long-term debt

        Summary details of IESI-BFC's long-term debt facilities at March 31, 2010 are as follows:

	Available lending	Facility drawn	Letters of credit (not reported as long-term debt on the Consolidated Balance Sheet)	Available capacity
Canadian long-term debt facilities — stated in Canadian dollars
Senior secured debenture, series B	$58,000	$58,000	$—	$—
Revolving credit facility	$305,000	$232,000	$39,569	$33,431
U.S. long-term debt facilities — stated in U.S. dollars
Term loan	$195,000	$195,000	$—	$—
Revolving credit facility	$588,500	$115,500	$128,088	$344,912
Variable rate demand solid waste disposal revenue bonds ("IRBs")(1)	$194,000	$109,000	$—	$85,000

Note:

(1)
Drawings on IRB availability at floating rates of interest, will, under the terms of the underlying agreement, typically be used to repay revolving credit advances on IESI-BFC's U.S. facility and requires IESI-BFC to issue letters of credit for an amount equal to the IRB amounts drawn.

        Funded debt to EBITDA (as defined and calculated in accordance with IESI-BFC's Canadian and U.S. long-term debt facilities)

        At March 31, 2010, funded long-term debt to EBITDA is as follows:

	March 31, 2010		December 31, 2009
	Canada	U.S.	Canada	U.S.
Funded debt to EBITDA	2.09	2.51	1.92	2.56
Funded debt to EBITDA maximum(1)	2.75	4.00	2.75	4.00

Note:

(1)
IESI-BFC's U.S. long-term debt facility precludes IESI from paying dividends if their funded debt to EBITDA ratio exceeds 3.9 times.

Canadian long-term debt facilities

        In April 2010, IESI-BFC entered into a commitment agreement with the Canadian Imperial Bank of Commerce ("CIBC") and Toronto Dominion Securities ("TD") to arrange for a C$525,000 senior secured revolving credit facility on behalf of BFI Canada Inc. ("BFI"). The terms of the agreement permit BFI to increase the total facility by an amount not to exceed C$125,000, subject to certain conditions. The facility will mature four years from the date of closing. Covenants include a total funded debt to last twelve months EBITDA (as defined therein) maximum of three times and a minimum last twelve months EBITDA (as defined therein) to interest expense ratio of four times. The senior secured revolving credit facility is being made available to repay amounts under WSI's credit facilities, for other payments required in connection with the acquisition of WSI and for general corporate purposes. This senior secured revolving facility will amend BFI's existing indebtedness. IESI-BFC has entered into this commitment agreement in contemplation of closing its proposed merger with WSI.

        In the first quarter of 2010, IESI-BFC borrowed C$50,000 to fund an acquisition. Borrowings incurred in respect of this acquisition were higher than two times the acquisitions contribution to EBITDA. Accordingly, IESI-BFC's funded debt to EBITDA ratio increased comparatively.

U.S. long-term debt facilities

        In April 2010, IESI-BFC entered into a commitment agreement with Bank of America Securities LLC and Bank of America, N.A. to arrange for a $950,000 senior secured credit facility on behalf of IESI. The senior secured credit facility is comprised of a term loan, in an amount not to exceed $400,000, and a revolving facility for the remaining amount of the commitment up to an aggregate of $950,000. The terms of the agreement permit IESI to increase the total senior secured facility by an amount not to exceed $200,000, subject to certain conditions. The revolving portion of the facility will mature four years from the date of closing and six years from the date of closing for the term loan portion of the facility. Covenants include a total funded debt to rolling four quarter EBITDA (as defined therein) maximum of four times, a minimum rolling four quarter EBITDA (as defined therein) to interest expense ratio, excluding certain items, of two and one half times, and a capital expenditure restriction not to exceed one point one times actual capital and landfill amortization in any fiscal year. The senior secured credit facility amends IESI's existing senior indebtedness and will be used for ongoing working capital and other general corporate purposes and other certain purposes. IESI-BFC has entered into this commitment agreement in contemplation of closing its proposed merger with WSI. The final terms of the new U.S. senior secured credit facility could change prior to the closing of the merger.

Long-term debt to adjusted EBITDA

        At March 31, 2010, IESI-BFC is not in default of its Canadian and U.S. long-term debt facility covenants. As a reminder, covenants are not subject to FX fluctuations. Holding the FX rate at parity results in a long-term debt to adjusted EBITDA ratio of 2.24 times. Readers are further reminded that contributions to adjusted EBITDA from acquisitions completed within the last twelve months are not included in this ratio. IESI-BFC has two revolving credit facilities to support its Canadian and U.S. operations, each of which require financial covenant tests to be prepared independently, and both facilities allow for pro forma acquisition contributions.

Risks and restrictions

        A portion of IESI-BFC's term loan, IESI-BFC's two revolving credit facilities, and a portion of IESI-BFC's IRBs are subject to interest rate fluctuations with bank prime, the 30 day rate on bankers' acceptances or LIBOR. U.S. drawings, $115,500, together with amounts drawn on IESI-BFC's Canadian revolving facility, C$232,000, and amounts drawn on a portion of IESI-BFC's IRBs, $64,000, are subject to interest rate risk. A 1.0% rise or fall in the variable interest rate results in a $1,155, C$2,320, and $640, change in annualized interest expense, respectively. A rise or fall in interest expense in IESI-BFC's Canadian segment has a direct impact on current income tax expense. Accordingly, a C$2,320 increase in interest expense reduces current income tax expense by approximately C$700. Currently, IESI-BFC's U.S. segment has losses available for carryforward to shelter income otherwise subject to income tax. Accordingly, a $1,155 and $640 increase in interest expense will result in a lower deferred income tax expense of approximately $700. The inverse relationship between interest expense and both current and deferred income tax expense holds true for IESI-BFC's Canadian and U.S. segments, respectively, should interest rates decline.

        IESI-BFC is obligated under the terms of its debenture, term loan, revolving credit facilities, and IRBs (collectively the "facilities") to repay the full principal amount of each at their respective maturities. Failure to comply with the terms of any facility could result in an event of default which, if not cured or waived, could accelerate repayment of the underlying indebtedness. If repayment of the facilities were to be accelerated, there can be no assurance that IESI-BFC's assets would be sufficient to repay these facilities in full.

        The terms of the facilities contain restrictive covenants that limit the discretion of management with respect to certain business matters. These covenants place restrictions on, among other things, IESI-BFC's ability to incur additional indebtedness, to create liens or other encumbrances, to pay dividends on shares and PPSs above certain levels or make certain other payments, investments, loans and guarantees, and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the debenture and revolving credit facilities contain a number of financial covenants that require IESI-BFC to meet certain financial ratios and financial condition tests. Failure to comply with the terms of the facilities could result in an event of default which, if not cured or waived, could result in accelerated repayment. If the repayment of the facilities were to be accelerated, there can be no assurance that IESI-BFC's assets would be sufficient to repay these facilities in full.

        IESI-BFC remains active in its review of financing alternatives.

Fuel hedges and interest rate swaps

Fuel hedges — U.S. segments

Date entered	Notional amount (gallons per month — expressed in gallons)	Diesel rate paid (expressed in dollars)	Diesel rate received variable	Effective date	Expiration date
October 2008	62,500	$3.69	Diesel fuel index	July 2009	October 2013
June 2009	500,000	$2.04	NYMEX Heating Oil Index	January 2010	December 2010
June 2009	335,000	$2.17	NYMEX Heating Oil Index	January 2011	December 2011
June 2009	165,000	$2.13	NYMEX Heating Oil Index	January 2011	May 2011
June 2009	170,000	$2.31	NYMEX Heating Oil Index	January 2012	December 2012
June 2009	165,000	$2.28	NYMEX Heating Oil Index	January 2012	May 2012
June 2009	170,000	$2.34	NYMEX Heating Oil Index	January 2013	May 2013

Fuel hedges — Canadian segment

Date entered	Notional amount (litres per month — expressed in litres)	Diesel rate paid (expressed in C$'s)	Diesel rate received variable	Effective date	Expiration date
September 2009	475,000	$0.57	NYMEX Heating Oil Index	January 2010	December 2010
September 2009	325,000	$0.62	NYMEX Heating Oil Index	January 2011	December 2011
September 2009	162,500	$0.65	NYMEX Heating Oil Index	January 2012	June 2012
October 2009	475,000	$0.57	NYMEX Heating Oil Index	January 2010	December 2010
October 2009	325,000	$0.62	NYMEX Heating Oil Index	January 2011	December 2011
October 2009	162,500	$0.65	NYMEX Heating Oil Index	January 2012	June 2012

Interest rate swaps

Date entered	Notional amount	Fixed interest rate paid (plus applicable margin)	Variable interest rate received	Effective date	Expiration date
September 2007	$75,000	4.72%	0.29%	October 2007	October 2010
April 2005	$25,000	4.73%	0.29%	October 2007	October 2011
September 2007	$50,000	4.79%	0.29%	October 2007	October 2011
September 2007	$35,000	4.89%	0.29%	October 2007	October 2012
March 2009	$10,000	1.72%	0.28%	March 2009	January 2012

Other

        In October 2009, DBRS re-affirmed its rating of BBB low on IESI-BFC's Canadian senior secured series B debenture. In September 2009, S&P upgraded its rating of BB on IESI-BFC's U.S. term loan and revolving credit facility to BB+ and upgraded their rating of B+ to BB- on $45,000 of IRBs which were converted to fixed from a floating rate of interest. In September 2009, Moody's Investor Services re-affirmed its rating of B1 on IESI-BFC's U.S. term loan and revolving credit facility and changed its outlook to stable. As is typical in these circumstances, all three rating agencies placed IESI-BFC under additional review as a result of its announced merger with WSI in November 2009.

Cash flows

	Three months ended March 31
	2010	2009	Change
Cash flows generated from (utilized in):
Operating activities	$44,040	$49,596	$(5,556)
Investing activities	$(72,601)	$(18,685)	$(53,916)
Financing activities	$30,650	$(32,828)	$63,478

Operating activities

        Changes in non-cash working capital contributed approximately $13,700 to the comparative decline. The non-cash change in working capital, representing a use of cash totaling approximately $15,100, is attributable to declining accounts payable and accrued charges, higher accounts receivable balances (net of accounts receivable acquired by way of acquisition), partially offset by an increase in income taxes payable accounts. The decrease in accounts payable and accrued charges accounts for approximately $16,100 of the current quarter working capital use. The payment of accrued management incentive awards, accrued capital amounts and environmental surcharges and the accrual of contingent acquisition payments in the first quarter of 2010 are the primary reasons for this use of cash. The increase in accounts receivable, net of acquired receivables, is due to the strong first quarter operating performance, partially offset, principally, by a continuing focus on IESI-BFC's collection efforts. The increase in income taxes payable is due to a strong first quarter operating performance and the timing of payments.

        As indicated, IESI-BFC delivered strong operating results in the first quarter of 2010, which generated net income that was approximately $7,100 higher than net income in the first quarter of 2009. Higher net income was the primary offset to the decline attributable to non-cash changes in working capital. As outlined previously in this MD&A, higher operating income, driven principally by strong revenue performance, had the most pronounced impact on net income. Lower interest expense due to lower borrowings and interest rates also contributed to the comparative rise of first quarter net income in 2010. Higher income tax expense stemming from stronger operating results and lower interest expense partially offset these positive contributions to comparative first quarter net income in 2010.

Investing activities

        Cash utilized in investing activities increased approximately $53,900 comparatively. Approximately $52,200 of the increase is attributable to acquisitions.

Financing activities

        In the current quarter, IESI-BFC drew more cash from its credit facilities than it did in the comparative period. IESI-BFC used proceeds from its long-term debt facilities to fund current period acquisitions and working capital uses. Unlike the comparative quarter, IESI-BFC did not issue equity and apply the net proceeds from its issuance to the repayment of long-term debt advances.

Financial Instruments
(all amounts are in thousands of U.S. dollars, unless otherwise stated)

        IESI-BFC classifies financial instruments as follows:

        Held for trading — is a financial asset or liability that meets any of the following conditions: it is acquired or incurred principally for the purpose of sale or repurchase in the near-term, part of a portfolio of identified financial instruments that are managed together, and is a derivative not designated for hedge accounting or it was designated by IESI-BFC upon initial recognition as held for trading. Held for trading financial instruments are measured at fair value. Upon initial recognition, IESI-BFC has designated funded landfill post-closure costs as held for trading. Gains or losses on funded landfill post-closure costs are recorded in the consolidated statement of operations and comprehensive income or loss as a gain or loss on financial instruments with an offset to funded landfill post-closure costs on IESI-BFC's consolidated balance sheet.

        Held-to-maturity investments — are non-derivative financial assets with fixed or determinable payments and fixed maturities that IESI-BFC has a positive intention and ability to hold to maturity. Exclusions include financial assets that upon initial recognition are designated as held for trading, designated as available for sale, and financial assets that meet the definition of loans and receivables. Held-to-maturity investments are measured at amortized cost, subsequent to initial recognition. With the exception of its investment in its equity accounted investee, IESI-BFC has no financial assets designated as held-to-maturity.

        Available for sale — are non-derivative financial assets that are designated as available for sale, or that are not classified as loans and receivables, held-to-maturity investments, or held for trading. Available for sale financial assets are measured at fair value. IESI-BFC has no financial assets designated as available for sale.

Credit risk

        Credit risk is defined as the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge its obligation. IESI-BFC's exposure to credit risk is limited principally to cash and cash equivalents, accounts receivable, other receivables, funded landfill post-closure costs, interest rate and commodity swaps, and when and as applicable, FX agreements, and hedge agreements for OCC. In all instances, IESI-BFC's risk management objective, whether of credit, liquidity, market or otherwise, is to mitigate its risk exposures to a level consistent with its risk tolerance.

Cash and cash equivalents

        Certain senior management are responsible for determining which financial institutions IESI-BFC banks and holds deposits with. Management's selected financial institutions are approved by the Board of Directors. Senior management typically selects financial institutions which are party to its long-term debt facilities and those which are deemed by management to be of sufficient size, liquidity, and stability. Management reviews IESI-BFC's exposure to credit risk from time to time or as conditions indicate that IESI-BFC's exposure to credit risk has or is subject to change. IESI-BFC's maximum exposure to credit risk is the fair value of cash and cash equivalents recorded on the consolidated balance sheet, approximately $7,400 (December 31, 2009 — approximately $5,000). IESI-BFC holds no collateral or other credit enhancements as security over its cash and cash equivalent balances. IESI-BFC deems the credit quality of its cash and cash equivalent balances to be high and no amounts are impaired.

Accounts receivable

        IESI-BFC is subject to credit risk on its accounts receivable through the normal course of business. IESI-BFC's maximum exposure to credit risk is the fair value of accounts receivable recorded on its consolidated balance sheet, $117,367 (December 31, 2009 — $111,839). IESI-BFC performs credit checks or accept payment or security in advance of service to limit its exposure to credit risk. IESI-BFC's customer base is sufficiently diverse to provide some mitigation to credit risk exposure. IESI-BFC has also assigned various employees to carry out its collection efforts in a manner consistent with its accounts receivable and credit and collections policies. These policies establish procedures to manage, monitor, control, investigate, record and improve accounts receivable credit and collection. IESI-BFC also has policies and procedures which establish estimates for doubtful account allowances. These calculations are generally based on historical collection or alternatively historical bad debt provisions. Specific account balance review is permitted, where practical, and consideration is given to the credit quality of the customer, historical payment history, and other factors specific to the customer, including bankruptcy or insolvency.

        IESI-BFC is subject to credit risk from its exposure to a single customer in the U.S. which accounts for approximately 6.3% of its accounts receivable at March 31, 2010 (December 31, 2009 — 5.0%). IESI-BFC does not consider the risk from this exposure to be significant.

        The following table illustrates IESI-BFC's accounts receivable aging and IESI-BFC's allowance for doubtful accounts by aging category.

	March 31 2010
	Gross	Allowance	Net
Financial assets — Loans and receivables
Accounts receivable
Amounts outstanding 0 to 30 days	$78,304	$23	$78,281
Amounts outstanding 31 to 60 days	31,631	39	31,592
Amounts outstanding 61 to 90 days	4,793	59	4,734
Amounts outstanding 91 days and thereafter	5,222	4,468	754

Subtotal	119,950	4,589	115,361
Other accounts receivable	1,953	—	1,953
Receivable from equity investee	53	—	53

Total gross accounts receivable and allowance	$121,956	$4,589	$117,367

	December 31 2009
	Gross	Allowance	Net
Financial assets — Loans and receivables
Accounts receivable
Amounts outstanding 0 to 30 days	$66,177	$—	$66,177
Amounts outstanding 31 to 60 days	33,113	2	33,111
Amounts outstanding 61 to 90 days	7,024	77	6,947
Amounts outstanding 91 days and thereafter	6,033	3,979	2,054

Subtotal	112,347	4,058	108,289
Other accounts receivable	3,550	—	3,550

Total gross accounts receivable and allowance	$115,897	$4,058	$111,839

	December 31 2008
	Gross	Allowance	Net
Financial assets — Loans and receivables
Accounts receivable
Amounts outstanding 0 to 30 days	$59,651	$—	$59,651
Amounts outstanding 31 to 60 days	32,231	—	32,231
Amounts outstanding 61 to 90 days	9,259	—	9,259
Amounts outstanding 91 days and thereafter	8,559	5,562	2,997

Subtotal	109,700	5,562	104,138
Other accounts receivable	3,629	—	3,629

Total gross accounts receivable and allowance	$113,329	$5,562	$107,767

        Accounts receivable are typically assessed for impairment in aggregate, but may be assessed for impairment on an individual basis. Accounts receivable that are deemed by management to be at risk of collection are provided for through an allowance account. When an accounts receivable balance is considered uncollectable, it is written-off against the allowance account. Subsequent recoveries of amounts previously written-off are credited against the allowance account and changes to the allowance account are recorded in selling, general and administration expense in IESI-BFC's statement of operations and comprehensive income or loss. Management typically assesses aggregate accounts receivable impairment applying IESI-BFC's historical rate of collection giving consideration to broader economic conditions.

        IESI-BFC's accounts receivable are generally due upon invoice receipt. Accordingly, all amounts which are outstanding for a period that exceeds the current period are past due. Based on historical collections, IESI-BFC has been successful in collecting amounts that are not outstanding for greater than 90 days. IESI-BFC assesses the credit quality of accounts receivable that are neither past due nor impaired as high. IESI-BFC's maximum exposure to accounts receivable credit risk is equivalent to its net carrying amount. IESI-BFC may request payment in advance of service generally in the form of credit card deposit or full or partial prepayment as security. Amounts deposited or prepaid in advance of service are recorded to unearned revenue on IESI-BFC's consolidated balance sheet. The diversity of IESI-BFC's customer base, including diversity in customer size, balance and geographic location inherently reduces its exposure to credit risk. Accounts receivable considered impaired at March 31, 2010 are not considered significant.

Other receivables

        IESI-BFC is subject to credit risk on other receivables. IESI-BFC enters into agreements with cities in the province of Quebec to finance containers. Senior management is responsible for reviewing each agreement, including but not limited to the financial terms, in advance of entering into the agreement. Management views cities in the province of Quebec to be low risk counterparties. IESI-BFC's maximum exposure to credit risk is the carrying amount of other receivables, approximately $1,700 (December 31, 2009 — approximately $1,800). IESI-BFC typically retains ownership of the containers until such time as all payments are received. Once all payments are received, ownership of the containers is transferred to the respective city. IESI-BFC deems the credit quality of other receivables balances to be high and no amounts are impaired.

Funded landfill post-closure costs

        IESI-BFC is subject to credit risk on deposits it makes to a social utility trust. IESI-BFC's deposits are invested in bankers acceptances offered through Canadian financial institutions or Government of Canada treasury bills. Due to the nature of the underlying investments, management deems its exposure to credit risk related to funded landfill post-closure cost amounts as low. IESI-BFC's maximum exposure to credit risk is the fair value of funded landfill post-closure costs recorded on its consolidated balance sheet, approximately $8,300 (December 31, 2009 — $8,100). Management reviews IESI-BFC's exposure to risk from time to time or as conditions indicate that its exposure to risk has changed or is subject to change. IESI-BFC holds no collateral or other credit enhancements as security over the invested amounts. However, IESI-BFC deems the credit quality of the financial asset as high in light of the underlying investments.

Liquidity risk

        Liquidity risk is the risk that IESI-BFC will encounter difficulty in meeting obligations associated with the settlement of its financial liabilities. IESI-BFC's exposure to liquidity risk is due primarily to its reliance on long-term debt financing. IESI-BFC's treasury function is responsible for ensuring that it has sufficient short, medium and long-term liquidity. Through IESI-BFC's treasury function, it manages liquidity risk on a daily basis by continually monitoring actual and forecasted cash flows and monitoring its available liquidity through its revolving credit facilities. The treasury function is also required to ensure that liquidity is made available on the most favorable financial terms and conditions. IESI-BFC's treasury function reports its available capacities and covenant compliance to the Audit Committee quarterly. IESI-BFC's treasury function actively manages its liquidity and is in regular contact with the primary parties to its long-term debt facilities.

Market risk

        Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of currency, interest rate and other price risk.

        Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in FX rates. IESI-BFC's exposure to currency risk is attributable to the exchange of U.S. monies to fund Canadian dollar denominated dividend payments to shareholders or participating preferred shareholders. Historically, IESI-BFC has entered into FX agreements to mitigate its exposure to currency risk. As of February 2008, all FX agreements have expired and no new agreements have been entered into.

Accordingly, IESI-BFC is exposed to currency risk on U.S. dollars received from U.S. sources to fund Canadian dollar denominated dividends. To mitigate this risk, management uses its discretion in the determination of where dividend amounts are funded from and looks to fund amounts payable to shareholders from cash flows generated from IESI-BFC's Canadian operations. IESI-BFC's treasury function actively reviews its exposure and assesses the need to enter into further FX agreements. IESI-BFC's Board of Directors also considers currency risk when establishing IESI-BFC's dividend. For the three months ended March 31, 2010, IESI-BFC was exposed to currency risk on the portion of dividends funded from U.S. sources that were not hedged by FX agreements. Dividends have no impact on IESI-BFC's determination of net income as they are recorded in equity.

        Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Interest rate risk arises from IESI-BFC's interest bearing financial assets and liabilities. IESI-BFC has various financial assets and liabilities which are exposed to interest rate risk, the most notable of which are IESI-BFC's long-term debt facilities. Although IESI-BFC's debenture, portions of its U.S. term loan and revolving credit facility, and the 2005 Seneca IRB Facility bear interest at fixed rates, they remain subject to interest rate risk on maturity or renegotiation.

        A portion of IESI-BFC's term loan, its two revolving credit facilities, and a portion of its IRBs are subject to interest rate risk. An increase or decrease in the variable interest rate results in a corresponding increase or decrease to interest expense on long-term debt. IESI-BFC is also subject to interest rate risk on funded landfill post-closure costs. Funded landfill post-closure costs are invested in interest rate sensitive short-term investments. An increase or decrease in the return on invested amounts results in either a decrease or increase in IESI-BFC's funding obligation. IESI-BFC is also subject to interest rate risk on its cash equivalents balance and other receivables.

        IESI-BFC has entered into interest rate swaps as a condition of its U.S. long-term debt facility to fix a portion of its variable rate interest charge on advances and borrowings. The policies and process for managing these risks are included above in the credit risk section.

Risk management objectives

        IESI-BFC's financial risk management objective is to mitigate risk exposures to a level consistent with its risk tolerance. Derivative financial instruments are evaluated against the exposures they are expected to mitigate, and the selection of a derivative financial instrument may not increase the net exposure of IESI-BFC to risk. Derivative financial instruments may expose IESI-BFC to other types of risk, which may include, but is not limited to, credit risk. The exposure to other types of risk is evaluated against the selected derivative financial instrument and is subject to a cost versus benefit review and analysis. IESI-BFC's use of derivative financial instruments for speculative or trading purposes is prohibited, and the value of the derivative financial instrument cannot exceed the risk exposure of the underlying asset, liability or cash flow it expects to mitigate.

Fair value methods and assumptions

        The fair values of financial instruments are calculated using available market information, commonly accepted valuation methods and third-party valuation specialists. Considerable judgment is required to interpret market information to develop these estimates. Accordingly, fair value estimates are not necessarily indicative of the amounts IESI-BFC, or counter-parties to the instruments, could realize in a current market exchange. The use of different assumptions and or estimation methods could have a material effect on these fair values.

        Funded landfill post-closure cost deposits are invested in bankers acceptances offered through Canadian financial institutions or Government of Canada treasury bills. The fair value of these investments is supported by quoted prices in active markets for identical assets.

        The fair values of commodity swaps are determined applying a discounted cash flow methodology. This methodology uses the Department of Energy forward index curve and the risk-free rate of interest, commensurate with the underlying terms of the agreements, to discount the commodity swaps. Financial institutions and the U.S. Department of Treasury represent the source of the Department of Energy forward index curve and risk-free rate of interest, respectively.

        IESI-BFC's interest rate swaps are recorded at their estimated fair values based on quotes received from financial institutions that trade these contracts. IESI-BFC verifies the reasonableness of these quotes using similar quotes from another financial institution as of each date for which financial statements are prepared. In addition, IESI-BFC employs a third party, who is not a counter-party, to independently value the interest rate swaps and IESI-BFC uses all of this information in the determination of fair value. The use of different assumptions and or estimation methods could have a material effect on these fair values.

        Financial assets and liabilities recorded at fair value, as and where applicable, are included on IESI-BFC's consolidated balance sheets as funded landfill post-closure costs, other assets and other liabilities.

FX Impact on Consolidated Annual Results

        The following table has been prepared to assist readers in assessing the impact of FX on selected results for the year ended December 31, 2009.

	Year ended
	December 31, 2008	December 31, 2009	December 31, 2009	December 31, 2009	December 31, 2009
	(as reported)	(organic, acquisition and other non- operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)
Consolidated Statement of Operations
Revenues	$1,046,803	$(13,968)	$1,032,835	$(24,369)	$1,008,466
Operating expenses	629,748	(29,215)	600,533	(12,429)	588,104
SG&A	123,426	17,104	140,530	(3,684)	136,846
Amortization	168,859	(8,758)	160,101	(3,399)	156,702
Net gain on sale of capital and landfill assets	(862)	653	(209)	11	(198)

Operating income	125,632	6,248	131,880	(4,868)	127,012
Interest on long-term debt	51,490	(16,634)	34,856	(631)	34,225
Net foreign exchange loss (gain)	(612)	886	274	2	276
Net (gain) loss on financial instruments	9,990	(11,588)	(1,598)	36	(1,562)
Conversion costs	3,137	(2,818)	319	(21)	298
Other expenses	123	39	162	—	162

Income before income taxes	61,504	36,363	97,867	(4,254)	93,613
Net income tax expense	6,545	34,989	41,534	(1,649)	39,885

Net income	$54,959	$1,374	$56,333	$(2,605)	$53,728

Adjusted EBITDA(1)	$290,697	$8,455	$299,152	$(8,703)	$290,449
Adjusted operating income(1)	$122,700	$16,560	$139,260	$(5,315)	$133,945
Adjusted net income(1)(2)	$59,187	$4,002	$61,887	$(3,001)	$58,886
Free cash flow (see page 124)	$92,909	$25,802	$118,711	$(4,602)	$114,109

Note:

(1)
IESI-BFC incurred certain, non-operating or non-recurring, expenses which are recorded to SG&A. These expenses include transaction costs related to the acquisition of WSI, non-cash fair value adjustments attributable to stock options, corporate reorganization expenses related to the dismantling of the income tax structure and fair value movements in trust units and PPSs recorded in 2008. Please refer to the discussion included in the Review of Operations — For the year ended December 31, 2009 and 2008 section of this MD&A for further details. All references to adjusted EBITDA, adjusted operating income and adjusted net income reflect the adjustment of these costs.

(2)
IESI-BFC incurs gains or losses on financial instruments that it has not designated for hedge accounting. These gains or losses include certain fuel hedge and interest rate swap arrangements and fair value movements in funded landfill post-closure costs. Please refer to the discussion included in the Review of Operations — For the year ended December 31, 2009 and 2008 section of this MD&A for further details. All references to adjusted net income further reflect the adjustment of gains or losses on financial instruments.

        The following table has been prepared to assist readers in assessing the impact of FX on selected results for the year ended December 31, 2008.

	Year ended
	December 31, 2007	December 31, 2008	December 31, 2008	December 31, 2008	December 31, 2008
	(as reported)	(organic, acquisition and other non- operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)
Consolidated Statement of Operations
Revenues	$854,110	$190,317	$1,044,427	$2,376	$1,046,803
Operating expenses	494,962	133,515	628,477	1,271	629,748
SG&A	103,325	19,811	123,136	290	123,426
Amortization	150,505	17,998	168,503	356	168,859
Net gain on sale of capital and landfill assets	(1,335)	477	(858)	(4)	(862)

Operating income	106,653	18,516	125,169	463	125,632
Interest on long-term debt	38,632	12,783	51,415	75	51,490
Net foreign exchange loss (gain)	12,728	(13,339)	(611)	(1)	(612)
Net loss on financial instruments	8,737	1,254	9,991	(1)	9,990
Conversion costs	—	3,117	3,117	20	3,137
Other expenses	45	78	123	—	123

Income before income taxes	46,511	14,623	61,134	370	61,504
Net income tax expense	9,526	(3,013)	6,513	32	6,545

Net income	$36,985	$17,636	$54,621	$338	$54,959

Adjusted EBITDA(1)	$256,538	$33,364	$289,902	$795	$290,697
Adjusted operating income(1)	$107,368	$14,888	$122,256	$444	$122,700
Adjusted net income(1)	$37,719	$13,297	$51,016	$323	$51,339
Free cash flow (see page 124)	$61,885	$30,641	$92,526	$383	$92,909

Note:

(1)
IESI-BFC incurred certain expenses which are recorded to SG&A. These expenses include non-cash fair value adjustments attributable to stock options and fair value movements in trust units and PPSs. Please refer to the discussion included in the Review of Operations — For the years ended December 31, 2009 and 2008 section of this MD&A for further details. All references to adjusted EBITDA, adjusted operating income and adjusted net income reflect the adjustment of the aforementioned costs.

Review of Operations — For the years ended December 31, 2009 and 2008
(all amounts are in thousands of U.S. dollars, unless otherwise stated)

        IESI-BFC conducts its business in the U.S. and Canada. Accordingly, a portion of IESI-BFC's operating results are denominated in Canadian dollars. Please refer to the table above for additional details regarding the impact of FX on IESI-BFC's comparative operating results.

Revenues

	Year ended December 31
				2009-2008 Change	2008-2007 Change
	2009	2008	2007
Total	$1,008,466	$1,046,803	$854,110	$(38,337)	$192,693
Canada	$349,288	$366,491	$313,325	$(17,203)	$53,166
U.S. south	$340,187	$338,143	$292,994	$2,044	$45,149
U.S. northeast	$318,991	$342,169	$247,791	$(23,178)	$94,378

Gross revenue by service type

	Year ended December 31, 2009
	Canada — stated in Canadian dollars	Canada — percentage of gross revenues	U.S.	U.S. — percentage of gross revenues
Commercial	$161,629	35.3%	$186,324	24.4%
Industrial	76,345	16.7%	101,847	13.3%
Residential	63,737	13.9%	164,251	21.5%
Transfer and disposal	124,251	27.2%	278,109	36.3%
Recycling and other	31,788	6.9%	34,689	4.5%

Gross revenues	457,750	100.0%	765,220	100.0%
Intercompany	(59,026)		(106,042)

Revenues	$398,724		$659,178

Gross revenue growth components — expressed in percentages and excluding FX

	Year ended December 31, 2009
	Canada	U.S.
Price
Core price	3.2	2.2
Fuel surcharges	(1.0)	(2.6)
Recycling and other	(0.2)	(1.5)

Total price growth (decline)	2.0	(1.9)
Volume	(0.6)	(2.3)

Total organic gross revenue growth (decline)	1.4	(4.2)
Acquisitions	1.5	1.9

Total gross revenue growth (decline)	2.9	(2.3)

2009

        Excluding the impact of FX on gross revenues, approximately $28,000, the increase in Canada is approximately $12,000. Core price and acquisition growth contributed to the increase in gross revenues. Fuel surcharge declines and declines due to lower volumes were the primary offsets to core price and acquisition growth. Lower diesel fuel costs are the primary reason for lower fuel surcharges, while lower industrial collection volumes was the most significant contributor to the decline in gross revenues attributable to volumes. A decline in year-to-date recycled materials pricing accounts for the balance of the change.

        U.S. south segment gross revenues increased approximately $5,900. Core price, acquisition and volume growth all contributed to the comparative increase. IESI-BFC enjoyed volume growth from its commercial and residential services, as a result of increased sales efforts and contract wins. This volume growth was partially offset by lower comparative industrial volumes, which is attributable to the softer economic environment in this segment. Lower comparative fuel surcharges, approximately $17,400, is the primary offset to gross revenue growth as a result of lower comparative diesel fuel costs. A comparative decline in recycled materials pricing represents the balance of the comparative change.

        Gross revenues in IESI-BFC's U.S. northeast segment declined approximately $23,600. Volume and fuel surcharge declines were partially offset by modest price growth in IESI-BFC's commercial, industrial and residential collection service lines. While gross revenues continue to be affected by lower volumes, IESI-BFC has not experienced any further deterioration as a result of the economic slowdown. Pricing in IESI-BFC's collection service lines remained strong, but was partially offset by pricing at its landfills and transfer stations. Volume growth in IESI-BFC's landfills has effectively offset landfill pricing declines. The balance of the change is the result of lower recycled materials pricing. Recycled materials pricing declined significantly in the fourth quarter of 2008, and while pricing has strengthened since the fourth quarter of 2008, it has not reached the same highs as the comparative period in total.

2008

        The increase in consolidated gross revenues is due in part to organic Canadian and U.S. segment growth, approximately $29,200 and $12,900 or 9.7% and 2.4%, respectively. Organic growth in IESI-BFC's Canadian segment is the result of volume and pricing growth, 5.3% and 4.0%, respectively, coupled with a marginal increase in revenues from recycled commodity pricing, 0.4%. Organic growth in IESI-BFC's U.S. segment is due principally to stronger pricing, 3.3%, partially offset by a decline in volumes, (0.9%). U.S. segment recycling commodity pricing remained unchanged year over year. Organic growth excludes the impact of fuel and environmental surcharges, acquisitions, and foreign currency translation. Acquisitions contributed approximately $128,100 to the change year to year, with the most pronounced contribution coming from the Winters Bros. Waste Systems, Inc. ("Winter Bros.") acquisition. Fuel and environmental surcharges represent the balance of the change.

        IESI-BFC's U.S. northeast segment continued to experience the impact of an overall economic slowdown. Falling commodity prices also impacted organic revenue growth, and the impact was most notable in IESI-BFC's U.S. northeast segment.

        Please refer to the Outlook section of this MD&A for additional discussion on economic trends affecting revenues, IESI-BFC's strategy and its operations.

Operating expenses

	Year ended December 31
				2009-2008 Change	2008-2007 Change
	2009	2008	2007
Total	$588,104	$629,748	$494,962	$(41,644)	$134,786
Canada	$178,147	$196,074	$163,219	$(17,927)	$32,855
U.S. south	$209,279	$213,998	$190,236	$(4,719)	$23,762
U.S. northeast	$200,678	$219,676	$141,507	$(18,998)	$78,169

2009

        Excluding the impact of FX, approximately $12,400, the resulting Canadian segment operating expense decline, approximately $5,500, is due to lower disposal and vehicle operating costs, partially offset by higher labor costs. Lower disposal costs are due to higher internalized waste volumes and lower comparative diesel fuel costs contributed to the overall decline in vehicle operating costs. Higher labor costs are the result of acquisitions, general wage increases and higher collected waste volumes.

        Operating costs in IESI-BFC's U.S. south segment decreased approximately $4,700 year over year due to lower vehicle operating costs which are the result of lower diesel fuel costs. Higher labor and insurance costs partially offset lower vehicle operating costs, which are attributable to higher collected waste volumes and non-cash actuarial adjustments to IESI-BFC's U.S. accident claims reserves, respectively.

        In the U.S. northeast, operating costs declined approximately $19,000. The decline is attributable to lower disposal, transportation and vehicle operating costs. Lower disposal costs are the result of the economic slowdown in this region, while lower transportation and vehicle operating costs are due principally to the comparative decline in diesel fuel costs. Higher accident claims reserves partially offset these declines.

2008

        Higher total disposal and labor costs, approximately $86,400 and $33,000, respectively, are attributable to higher collected waste volumes in IESI-BFC's Canadian segment coupled with higher overall costs to service new and existing customers, contracts, and acquisitions. The balance of the change is due principally to higher vehicle operating costs and repairs and maintenance expense due largely to the higher cost of fuel and an increase in IESI-BFC's fleet of service vehicles required to service new and acquired customers, and new contracts. The impact of higher fuel costs was most pronounced in the U.S. northeast segment, and more specifically at the Seneca Meadows landfill. The consumption of fuel, coupled with the absorption of fuel price increases charged by third party haulers of waste to the landfill, were absorbed by IESI-BFC as result of operating conditions in this market.

SG&A

	Year ended December 31
				2009-2008 Change	2008-2007 Change
	2009	2008	2007
Total	$136,846	$123,426	$103,325	$13,420	$20,101
Canada	$52,803	$44,613	$39,310	$8,190	$5,303
U.S. south	$47,389	$42,398	$37,955	$4,991	$4,443
U.S. northeast	$36,654	$36,415	$26,060	$239	$10,355

2009

        Excluding the impact of FX, approximately $3,700, Canadian segment SG&A expense increased approximately $11,900. The majority of the increase is due to transaction and related costs, fair value changes to stock options and reorganization costs incurred on the amalgamation of the Corporation with its predecessor and was incurred in connection with the dismantling of the income trust structure, approximately $3,600, $3,100 and $1,300, respectively. The balance of the change is due to higher salaries which is due in large part to a higher complement of sales personnel.

        Higher salaries are the primary cause of the year-to-date increase in SG&A expense for IESI-BFC's U.S. south segment due to a higher complement of sales personnel and additional salaries resulting from acquisitions. IESI-BFC's U.S. northeast segment experienced a marginal increase comparatively, which is not attributable to one significant change or combination of changes. Transaction and related costs also contributed to the increase in IESI-BFC's U.S. south and northeast segments as did fair value movements in rabbi trust units in the prior year.

2008

        Higher salaries represent approximately $10,900 of the total increase. Acquisition and organic growth are the primary reasons for the increase in total salaries. Compensation expense to retain certain executive employees, recorded in IESI-BFC's Canadian segment, totals approximately $1,500. Higher facility and office costs, as a result of acquisition and organic growth, approximately $4,800, and higher professional fees and corporate development costs are the primary reasons for the balance of the change.

Amortization

	Year ended December 31
				2009-2008 Change	2008-2007 Change
	2009	2006	2007
Total	$156,702	$168,859	$150,505	$(12,157)	$18,354
Canada	$48,721	$54,904	$53,605	$(6,183)	$1,299
U.S. south	$48,626	$48,719	$47,075	$(93)	$1,644
U.S. northeast	$59,355	$65,236	$49,825	$(5,881)	$15,411

2009

        The decline in Canadian segment amortization is due to lower intangible and landfill asset amortization, coupled with FX. FX accounts for approximately $3,400 of the change. Lower intangible amortization is the result of fully amortized intangibles. Higher cash flow revisions in estimates for asset retirement obligations (recorded as recoveries), due to various changes in estimates, including inflation, and lower comparative landfill waste volumes accepted in the current year are the primary reasons for the decline in comparative landfill amortization. Higher capital asset amortization partially offset the foregoing declines and is attributable to acquisitions and replacement and growth capital purchases.

        IESI-BFC's U.S. segment also experienced declines in amortization expense. The primary reason for the decline is due to a lower per ton amortization rate resulting from a change to a landfill capacity estimate in IESI-BFC's U.S. northeast segment. Lower landfill volumes also contributed to the comparative decline in amortization expense in IESI-BFC's U.S. south segment.

2008

        In aggregate, higher intangible and capital asset amortization is due in large part to acquisitions and growth capital expenditures through 2007 and 2008 and represents approximately $7,800 and $15,100 of the increase, respectively. Revisions to cash flow estimates for landfill closure and post-closure costs and lower amortization rates for most Canadian owned landfills due to estimated capacity revisions partially offset higher intangible and capital asset amortization. Lower landfill volumes received by certain landfills operating in IESI-BFC's northeast segment also served as a partial offset to higher intangible and capital asset amortization.

Net gain on sale of capital and landfill assets

	Year ended December 31
				2009-2008 Change	2008-2007 Change
	2009	2008	2007
Total	$(198)	$(862)	$(1,335)	$664	$473
Canada	$(157)	$(692)	$(473)	$535	$(219)
U.S.	$(41)	$(170)	$(862)	$129	$692

2009 and 2008

        IESI-BFC disposed of certain equipment and landfill assets in Canada and the U.S. The dispositions were generally due to asset retirements.

Interest on long-term debt

	Year ended December 31
				2008-2008 Change	2008-2007 Change
	2009	2008	2007
Total	$34,225	$51,490	$38,632	$(17,265)	$12,858
Canada	$9,052	$11,656	$9,898	$(2,604)	$1,758
U.S.	$25,173	$39,834	$28,734	$(14,661)	$11,100

2009

        Lower interest rates incurred on Canadian segment borrowings is the primary reason for the decline.

        IESI-BFC's U.S. segment benefited from a combination of lower interest rates and debt levels. Lower debt levels are primarily attributable to the application of net proceeds from IESI-BFC's share offerings in March and June 2009 and capital contributions from IESI-BFC's Canadian segment in 2008.

2008

        Financing the Winter Bros. acquisition with long-term debt is the primary reason for the U.S. segment increase. The balance of the U.S. segment change is due to borrowing for growth expenditures, working capital, and other acquisition financing, partially offset by a decline in the variable lending rate, and IRB financings completed in 2007. The Canadian segment increase is on account of financing acquisitions, growth, working capital expenditures, and absorbing a larger portion of dividends paid to shareholders, partially offset by a decline in variable rate lending.

Net foreign exchange loss (gain)

	Year ended December 31
				2009-2008 Change	2008-2007 Change
	2009	2008	2007
Total	$276	$(612)	$12,728	$888	$(13,340)
Canada	$(33)	$(78)	$16,191	$45	$(16,269)
U.S.	$309	$(534)	$(3,463)	$843	$2,929

2009

        Foreign exchange gains or losses are typically incurred on the settlement of transactions conducted in a currency that is other than the respective segments reporting currency. In 2008, IESI-BFC recognized gains on the settlement of foreign currency hedge agreements which expired in February 2008. IESI-BFC has not entered into any subsequent foreign currency hedge agreements.

2008

        Unrealized foreign exchange losses on translation of the U.S. intercompany note receivable ("U.S. note"), due from IESI, were recorded in IESI-BFC's Canadian segment results for 2007. The U.S. note was cancelled in August 2007 resulting in no comparable gains or losses for the year ended December 31, 2008. Net foreign exchange gains realized by IESI-BFC's U.S. segment are principally attributable to gains realized on the settlement of foreign currency hedge agreements through February 2008.

Net (gain) loss on financial instruments

	Year ended December 31
				2009-2008 Change	2008-2007 Change
	2009	2008	2007
Total	$(1,562)	$9,990	$8,737	$(11,552)	$1,253
Canada	$(521)	$(139)	$(164)	$(382)	$25
U.S.	$(1,041)	$10,129	$8,901	$(11,170)	$1,228

2009

        Changes in the fair value of funded landfill post-closure costs and fuel hedges entered into in September 2009 are the sole contributors to the Canadian segment gains.

        U.S. segment gains and losses are due to fair value changes in interest rate swaps resulting from the year-to-year movement in interest rates. Under the terms of IESI-BFC's U.S. term loan and revolving credit facility ("U.S. facility"), IESI-BFC is required to fix the rate of interest on not less than 40% of total funded debt. In connection with IESI-BFC's equity issuances completed in 2009, and the use of net proceeds therefrom to repay advances on its U.S. facility, the total value of interest rate swaps IESI-BFC is required to hold has declined. The decline in interest rate swaps held has and will continue to impact gains or losses on financial instruments in IESI-BFC's U.S. segment.

2008

        The Canadian segment gain on financial instruments relates to changes in the fair value of funded landfill post-closure costs.

        The U.S. segment loss is due principally to changes in the fair value of interest rate swaps, approximately $8,400. Changes in the value of foreign currency exchange agreements also contributed to 2008 losses. Losses on interest swaps, partially offset by gains on foreign currency exchange agreements, are the primary reason for the net loss on financial instruments in 2007.

Conversion costs

	Year ended December 31
				2009-2008 Change	2008-2007 Change
	2009	2008	2007
Total	$298	$3,137	$—	$(2,839)	$3,137
Canada	$298	$3,137	$—	$(2,839)	$3,137
U.S.	$—	$—	$—	$—	$—

2009 and 2008

        Conversion costs represent professional fees incurred in 2008 on the Fund's conversion from a trust to a corporation. In 2009, conversion costs represent fees incurred on the final wind-up of the Fund and Ridge Landfill Trust.

Other expenses

	Year ended December 31
				2009-2008 Change	2008-2007 Change
	2009	2008	2007
Total	$162	$123	$45	$39	$78
Canada	$—	$—	$—	$—	$—
U.S.	$162	$123	$45	$39	$78

2009 and 2008

        Other expenses are comprised of management bonuses related to certain acquisitions completed in prior years.

Net income tax expense (recovery)

	Year ended December 31
				2009-2008 Change	2008-2007 Change
	2009	2008	2007
Total	$39,885	$6,545	$9,526	$33,340	$(2,981)
Canada	$23,636	$5,052	$7,629	$18,584	$(2,577)
U.S.	$16,249	$1,493	$1,897	$14,756	$(404)

2009

        Current and deferred income tax expense increased approximately $15,100 and $3,500, respectively, in IESI-BFC's Canadian segment. IESI-BFC has effectively exhausted its Canadian operating subsidiaries loss carryforward pool, which is the primary reason for the sharp increase in current income tax expense. In connection with IESI-BFC's conversion from a trust to a corporation, intercompany notes existing prior to conversion were repaid or capitalized. Accordingly, intercompany interest borne by IESI-BFC's Canadian operating subsidiaries in 2008 is no longer available in 2009 to shelter income subject to tax. As such, IESI-BFC utilized loss carryforwards that were available to it on January 1, 2009, which resulted in deferred income tax expense. Deferred income tax expense arising from the utilization of loss carryfowards, was partially offset by deferred tax recoveries resulting from a narrowing of the gap between the carrying amount of intangible assets and their tax basis.

        The increase in U.S. segment income tax expense is due in large part to an increase in deferred income tax expense, approximately $16,500, resulting from loss carryforward utilization. Lower interest expense is a significant contributor to the increase in income subject to tax in IESI-BFC's U.S. segment, which in turn has created an increasing demand on loss carryforward use and ultimately deferred income tax expense. An approximately $1,700 decline in current income tax expense is the result of a decline in current state tax expense.

        Income tax at the combined basic rate, approximately $29,600, coupled with state and withholding taxes and revisions to unutilized loss carryforwards, the tax base of capital assets and tax rates are the primary contributors to net income tax expense in 2009. For 2008, income tax at the combined rate, approximately $19,400, was principally offset by tax on income attributable to IESI-BFC's unit and non-controlling interest holders, approximately $13,000. Since IESI-BFC's conversion, all income subject to tax is taxable in the hands of the corporation. Prior to IESI-BFC's conversion, a portion of income subject to tax was effectively taxable in the hands of its unit and non-controlling interest holders.

2008

        Current income tax expense declined approximately $1,700 while deferred income tax expense declined approximately $900 in IESI-BFC's Canadian segment. Amalgamations which occurred in conjunction with the Fund's conversion effectively allowed various Canadian operating subsidiaries to immediately utilize available loss carryforwards within the group of companies, which resulted in a corresponding decline in current income tax. In 2007, IESI-BFC recognized deferred income tax expenses due to the utilization of deferred income tax assets associated with timing differences between accounting and tax for deferred financing costs and offering expenses. In 2008, the equivalent deferred income tax expense for these same items resulted in a year over year decline in deferred income tax expense. This deferred income tax expense decline was partially offset by the utilization of loss carryforwards in the current year. In the prior year, IESI-BFC recognized a deferred income tax recovery compared to a deferred income tax expense, which as outlined above is due in large part to amalgamations that occurred in conjunction with the Fund's conversion.

        The decrease in U.S. segment income tax expense is due almost entirely to a decrease in deferred income tax expense, approximately $500. The increase in deferred income tax expense is due largely to recoveries recognized in the prior year, comprised principally of movements in capital assets and deferred financing costs.

        Income tax at the combined basic rate, approximately $19,400, was principally offset by tax on income attributable to trust unitholders and non-controlling interest, approximately $13,000.

        Please refer to the Outlook section of this MD&A for additional discussion about IESI-BFC's income taxes.

Other Performance Measures — For years ended December 31, 2009 and 2008
(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Free cash flow

Purpose and objective

        The purpose of presenting this non-GAAP measure is to align IESI-BFC's disclosure with other U.S. publicly listed companies in its industry. Investors and analysts use this calculation as a measure of IESI-BFC's value and liquidity. IESI-BFC uses this non-GAAP measure to assess its performance relative to other U.S. publicly listed companies, to assess its primary sources and uses of cash flow, and to assess its ability to sustain its dividend policy.

        In the current year IESI-BFC adjusted its calculation of free cash flow to take into consideration transaction and related costs, non-recurring costs and fair value movements in rabbi and trust units. Accordingly, comparative amounts have been adjusted to conform to the current year presentation.

Free cash flow — cash flow approach

	Year ended December 31
				2009-2008 Change	2008-2007 Change
	2009	2008	2007
Cash generated from operating activities (statement of cash flows)	$256,269	$218,481	$206,370	$37,788	$12,111

Operating and investing
Reorganization costs (non-recurring capital tax)	1,315	—	—	1,315	—
Stock option expense (recovery)	2,006	(1,125)	667	3,131	(1,792)
Fair value movements in rabbi and trust units	—	(1,807)	48	1,807	(1,855)
Acquisition and related costs	3,612	—	—	3,612	—
Conversion costs	298	3,137	—	(2,839)	3,137
Other expenses	162	123	45	39	78
Changes in non-cash working capital items	(27,304)	20,709	67	(48,013)	20,642
Capital and landfill asset purchases	(122,276)	(141,095)	(148,905)	18,819	7,810
Financing
Financing and landfill development costs (net of non-cash portion)	(77)	(1,168)	(120)	1,091	(1,048)
Purchase of restricted shares	(172)	(3,734)	—	3,562	(3,734)
Net realized foreign exchange loss (gain)	276	(612)	3,713	888	(4,325)

Free cash flow	$114,109	$92,909	$61,885	$21,200	$31,024

Free cash flow — Adjusted EBITDA approach

        IESI-BFC typically calculates free cash flow using an operations approach.

	Year ended December 31
				2009-2008 Change	2008-2007 Change
	2009	2008	2007
Adjusted EBITDA	$290,449	$290,697	$256,538	$(248)	$34,159

Restricted share expense	1,485	633	—	852	633
Purchase of restricted shares	(172)	(3,734)	—	3,562	(3,734)
Capital and landfill asset purchases	(122,276)	(141,095)	(148,905)	18,819	7,810
Landfill closure and post-closure expenditures	(7,145)	(2,022)	(4,228)	(5,123)	2,206
Landfill closure and post-closure cost accretion expense	3,130	3,010	2,873	120	137
Interest on long-term debt	(34,225)	(51,490)	(38,632)	17,265	(12,858)
Non-cash interest expense	2,902	3,540	2,413	(638)	1,127
Current income tax expense	(20,039)	(6,630)	(8,174)	(13,409)	1,544

Free cash flow	$114,109	$92,909	$61,885	$21,200	$31,024

2009

        Free cash flow increased year over year by approximately $21,200, or approximately $25,800 if IESI-BFC excludes the impact of FX. Lower capital and landfill asset purchases in IESI-BFC's U.S. segments, approximately $13,600, is a major contributor to the increase in free cash flow. This comparative decline in purchases is principally attributable to the timing of landfill cell construction coupled with a reduction in growth capital expenditures. The Canadian segment also contributed to the decline due to a comparative decline in growth capital expenditures required for new contract wins. Lower interest rates and lower overall debt levels contributed to the approximately $17,300 decline in interest expense, while higher cash taxes in Canada partially offset this decline. Higher Canadian cash taxes are the result of eroding loss carryforwards principally related to the repayment or capitalization of intercompany notes occurring on IESI-BFC's conversion from an income trust to a corporation. The timing of restricted share purchases also contributed to the comparative increase in free cash flow.

2008

        The increase in free cash flow is due largely to higher adjusted EBITDA contributions, due principally from acquisition and organic growth. Higher interest expense on long-term debt (see the Review of Operations — Interest on long-term debt section of this MD&A) was partially offset by lower capital and landfill asset purchases (see Other Performance Measures — Capital and landfill purchases section of this MD&A) and lower landfill closure and post-closure expenditures. Lower landfill closure and post-closure expenditures were due in part to lower remediation expenditures at IESI-BFC's Seneca Meadows landfill, coupled with variations in the timing of spending in both Canada and the U.S.

Capital and landfill purchases

        Capital and landfill purchases characterized as replacement and growth expenditures are as follows:

	Year ended December 31
				2008-2007 Change	2007-2006 Change
	2009	2008	2007
Replacement	$73,674	$86,291	$91,151	$(12,617)	$(4,860)
Growth	$48,602	$54,804	$57,754	$(6,202)	$(2,950)

Total	$122,276	$141,095	$148,905	$(18,819)	$(7,810)

Capital and landfill purchases — replacement

        Capital and landfill purchases characterized as "replacement expenditures" represent cash outlays to sustain current cash flows and are funded from free cash flow. Replacement expenditures may include the replacement of existing capital assets, including vehicles, equipment, containers, compactors, furniture, fixtures and computer equipment. Replacement expenditures also include all construction spending at IESI-BFC's landfills.

2009

        Excluding the impact of FX, approximately $1,400, replacement expenditures decreased approximately $11,200 due to the timing of landfill expenditures in IESI-BFC's U.S. segment coupled with timing differences in landfill construction spending in IESI-BFC's Canadian segment.

2008

        The comparative decline in replacement expenditures is due largely to a decline in capital assets purchased in the U.S. Lower volumes, most notably in IESI-BFC's U.S. northeast segment, are the primary reason for the contraction in replacement expenditures.

Capital and landfill purchases — growth

        Capital and landfill purchases characterized as "growth expenditures" represent cash outlays to generate new or future cash flows and are generally funded from free cash flow. Growth expenditures may include vehicles, equipment, containers, compactors, furniture, fixtures, computer equipment and facilities (new or expansion) to support new contract wins and organic business growth.

2009

        Excluding the impact of FX, approximately $1,200, growth expenditures decreased approximately $5,000. The decline is the result of building, infrastructure, vehicle, container and landfill equipment expenditures incurred in 2008 that did not recur in 2009. Both IESI-BFC's Canadian and U.S. segments are experiencing lower growth expenditure levels in light of continuing economic weakness.

2008

        The comparative decline in growth expenditures is due largely to a decline in capital assets purchased in Canada. Contract wins which commenced in 2007 exceeded those commencing in 2008 and is the primary reason for the comparative decline in Canada.

        Readers are reminded that revenue, adjusted EBITDA, and cash flow contributions derived from vehicles, equipment and container growth expenditures will materialize over future periods.

Dividends and Distributions
(all amounts are in thousands of Canadian dollars, except per share, trust unit and PPS equivalent amounts, unless otherwise stated)

2010

        IESI-BFC's expected regular dividend record and payment dates, and payment amounts, are as follows:

Expected regular dividend (payable quarterly)

Expected record date	Expected payment date	Dividend amounts per share and PPS equivalent(1) — stated in Canadian dollars
March 31, 2010	April 15, 2010	$0.125
June 30, 2010	July 15, 2010	0.125
September 30, 2010	October 15, 2010	0.125
December 31, 2010	January 14, 2011	0.125

Total		$0.500

Note:

(1)
PPSs issued by IESI are exchangeable for common shares of IESI-BFC on a one for one hundred basis. In this MD&A, reference to "PPS equivalent" refers to the number of shares issuable by IESI-BFC upon a PPS exchange. Dividends per PPS equivalent are expressed on the same basis.

2009

        IESI-BFC's regular and special dividend record and payment dates, and payment amounts, were as follows:

Regular and special dividend
(paid quarterly)

Record date	Payment date	Regular dividend amounts per share and PPS equivalent — stated in Canadian dollars	Special dividend amounts per share and PPS equivalent — stated in Canadian dollars	Total dividend amounts per share and PPS equivalent — stated in Canadian dollars
March 31, 2009	April 15, 2009	$0.125	$0.125	$0.250
June 30, 2009	July 15, 2009	0.125	0.125	0.250
September 30, 2009	October 15, 2009	0.125	0.125	0.250
December 17, 2009	December 31, 2009	—	0.125	0.125
December 31, 2009	January 15, 2010	0.125	—	0.125

Total		$0.500	$0.500	$1.000

2008

        The Fund declared distributions to unitholders of record for the period from January to September 2008. Total distributions and dividends declared for this period amounted to $91,967 (Canadian dollars ("C$") 93,681), and represented a monthly payout of C$0.1515 per trust unit and PPS equivalent. Dividends declared per share and PPS equivalent for the period October to December 2008 totaled $18,017 (C$23,681). Dividends declared for the month of October and November totaled $15,839 (C$20,818) and represented a monthly dividend of C$0.1515 per share and PPS equivalent. Dividends declared in the month of December 2008 totaled $2,178 (C$2,863) and represented a monthly dividend of C$0.04166 per share and PPS equivalent.

Selected Annual Information
(all amounts are in thousands of U.S. dollars, except per share, trust unit and PPS equivalent amounts, unless otherwise stated)

	Year ended December 31
	2009	2008	2007
Revenues	$1,008,466	$1,046,803	$854,110
Net income	$53,728	$54,959	$36,985
Net income per share or trust unit, basic	$0.64	$0.80	$0.55
Net income per share or trust unit, diluted	$0.63	$0.80	$0.55
Total assets	$1,997,587	$1,932,919	$2,015,951
Total long-term liabilities	$803,189	$965,460	$939,424
Dividends and distributions declared, per weighted average share, trust unit and PPS equivalent	$0.92	$1.38	$1.69

Revenues

2009-2008 and 2008-2007

        The increases in revenues are detailed in the Review of Operations — Revenues section of this MD&A.

Net income

        Included in net income are some or all of the following: amortization, net gain or loss on sale of capital and landfill assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, conversion costs, other expenses, and income taxes.

2009-2008 and 2008-2007

        The increases in net income are detailed in the Review of Operations — For the years ended December 31, 2009 and 2008 section of this MD&A.

Total assets

2009-2008

        The approximately $64,700 increase in total assets is largely attributable to FX. FX represents approximately $70,900 of the year-to-year change. Intangible assets, excluding FX, declined approximately $21,200, due to normal course amortization exceeding current year additions. The decline in intangible assets was partially offset by increases in capital and landfill additions outpacing normal course amortization, and the addition of goodwill attributable to current year acquisitions.

2008-2007

        The decline in total assets is approximately $83,000. The decline is due in large part to FX which represents approximately $102,500 of the comparative change. Assets acquired by way of acquisitions are the primary offsets to FX.

Total long-term liabilities

2009-2008

        The decline in total long-term liabilities is due in large part to the decline in long-term debt, approximately $180,200. In 2009, IESI-BFC applied the net proceeds from equity issuances completed in the year to repay advances on IESI-BFC's U.S. facility. These repayments were partially offset by the absorption of IESI-BFC's senior secured series A debenture, a current liability in 2008, under its existing Canadian credit facility. The impact of FX on long-term debt partially offset the net decline outlined above by approximately $32,800. Both landfill closure and post-closure costs and deferred income tax liabilities rose year over year. The increase in landfill closure and post-closure costs is due to remediation provisions in IESI-BFC's U.S. northeast segment related specifically to wet lands mitigation at its Seneca Meadows landfill. The increase in deferred tax liabilities is the result of loss carryforward utilization and an increase in the carrying amount of landfill and intangible assets exceeding their tax values.

2008-2007

        Total long-term liabilities increased by approximately $26,000. An increase in long-term debt of approximately $23,600 is the primary reason for the change. The increase in long-term debt is the result of increasing Canadian borrowings due to a combination of acquisitions, additional investment in IESI, and the Canadian segment bearing a higher proportional share of distribution and dividend payments in 2008.

Summary of Quarterly Results
(all amounts are in thousands of U.S. dollars, except per share or trust unit amounts, unless otherwise stated)

2009	Q4	Q3	Q2	Q1	Total
Revenues
Canada	$96,473	$94,644	$87,188	$70,983	$349,288
U.S. south	$86,882	89,359	83,899	80,047	340,187
U.S. northeast	$79,107	84,408	82,613	72,863	318,991

Total revenues	$262,462	$268,411	$253,700	$223,893	$1,008,466

Net income	$9,875	$19,109	$15,105	$9,639	$53,728

Net income per weighted average share, basic	$0.11	$0.20	$0.19	$0.14	$0.64

Net income per weighted average share, diluted	$0.11	$0.20	$0.18	$0.14	$0.63

2008	Q4	Q3	Q2	Q1	Total
Revenues
Canada	$80,301	$100,965	$99,807	$85,418	$366,491
U.S. south	83,452	87,809	87,392	79,490	338,143
U.S. northeast	79,853	93,461	90,414	78,441	342,169

Total revenues	$243,606	$282,235	$277,613	$243,349	$1,046,803

Net income	$9,919	$16,274	$17,444	$11,322	$54,959

Net income per weighted average share or trust unit, basic and diluted	$0.14	$0.24	$0.25	$0.16	$0.80

2007	Q4	Q3	Q2	Q1	Total
Revenues
Canada	$89,652	$83,238	$77,824	$62,611	$313,325
U.S. south	78,281	78,191	72,904	63,618	292,994
U.S. northeast	83,045	64,727	53,578	46,441	247,791

Total revenues	$250,978	$226,156	$204,306	$172,670	$854,110

Net income	$3,658	$15,539	$6,147	$11,641	$36,985

Net income per weighted average trust unit, basic and diluted	$0.05	$0.23	$0.09	$0.18	$0.55

Quarterly Canadian segment revenues expressed in thousands of Canadian dollars

	Q4	Q3	Q2	Q1	Total
2009	$102,942	$104,996	$102,390	$88,396	$398,724
2008	$99,557	$104,999	$100,754	$85,768	$391,078
2007	$89,418	$87,735	$86,019	$73,355	$336,527

Seasonality

        Revenues are generally higher in spring, summer and autumn months due to higher collected and disposed of waste volumes. Higher collection and disposal revenues are partially offset by higher operating expenses to service and dispose of these additional waste volumes.

Revenues

Canadian segment

2009

        Excluding the impact of FX on Canadian segment quarterly revenues, IESI-BFC's Canadian segment has generally delivered a stronger performance than each of the comparative quarters. IESI-BFC continues to experience core price growth, in all quarters, and acquisitions have also contributed to the quarterly increases in revenues. In the second and third quarters of 2008, diesel fuel costs were in excess of one dollar and forty cents Canadian per litre. Accordingly, while third quarter 2008 and 2009 revenues appear consistent period to period, 2008 third quarter revenues include approximately C$2,100 of fuel surcharges that were not charged in the third quarter of 2009. Fuel surcharges are the primary cause of the disparity in quarterly revenue performance when compared to the balance of the quarter's year over year.

2008

        IESI-BFC's Canadian segment quarterly revenues outpaced quarterly revenues recorded in each of the comparative quarters in 2007, excluding the impact of FX. Organic revenue growth was the largest contributor to the period to period changes due to a combination of stronger pricing and volume growth. Organic growth accounted for 13.3%, 11.1%, 11.0% and 9.7% of the revenue growth in each of the first, second, third and fourth quarters, respectively, for 2008 versus the respective comparative quarters in 2007. Fuel surcharges also contributed to the quarterly increases, as a result of rising diesel fuel prices, and IESI-BFC also enjoyed revenue contributions from several tuck-in acquisitions as well.

U.S. segments

2009

        Comparative U.S. segment revenues have fluctuated between quarters year over year. A decline in comparative quarterly diesel fuel prices is the primary reason for revenue compression in IESI-BFC's U.S. south segment revenue growth. Core price, acquisition and volume growth have continued to contribute to quarterly revenue growth. IESI-BFC's U.S. northeast segment has consistently performed below quarterly benchmarks established in 2008. While the decline in fuel prices is a contributing factor to the comparative U.S. northeast decline for all quarters, volumes and recycled materials pricing, excluding recycled materials pricing in the fourth quarter, are the primary reasons for the comparative quarterly declines.

2008

        With the exception of fourth quarter revenues recognized in IESI-BFC's U.S. northeast segment for 2008, U.S. segment revenues were higher than each of the respective comparative periods. IESI-BFC acquired Winter Bros. late in the third quarter of 2007, which is the primary cause of the rise in first, second and third quarter revenues in IESI-BFC's U.S. northeast segment quarter to quarter. The fourth quarter decline in comparative U.S. northeast segment revenues is the result of the economic slowdown in this region coupled with a sharp decline in commodity prices. IESI-BFC's U.S. south segment saw strong comparative pricing growth quarter to quarter coupled with solid volume growth. Although revenue growth related to volumes remained positive for each quarter in 2008, it did curtail in the final two quarters of 2008. The decline in volume growth is largely attributable to the economic slowdown. Higher comparative fuel surcharges and tuck-in acquisitions also contributed to the increase in quarterly revenues in IESI-BFC's U.S. segments.

Net income

2009

        Net income generally follows the rise and fall in revenues, resulting from the seasonal nature of IESI-BFC's business. Declines in interest rates and lower comparative debt levels are a significant contributor to the third quarter comparative increase in net income. Higher current income taxes, resulting from fully utilized loss carryforwards in Canada, was partially offset by lower interest expense in the third quarter. Also, conversion costs incurred in the third and fourth quarters of 2008 are non-recurring costs incurred to complete the conversion of the Fund to a corporation. Additional insignificant amounts were incurred in the second and third quarters of 2009 resulting from the final wind-up of the Fund. Net income was higher in the first and second quarters of 2008 compared to 2009. In the second quarter of 2008, IESI-BFC recorded a gain on financial instruments which was approximately $3,800 higher than the gain recorded in the comparative 2009 quarter. The gain was the result of fluctuations in interest rates which resulted in fair value gains on interest rate swaps recorded in IESI-BFC's U.S. segment. In the first quarter of 2008, IESI-BFC recognized a deferred income tax recovery compared to a first quarter 2009 deferred income tax expense which contributed an additional $12,500 to 2008 first quarter net income compared to the same quarter in 2009. The erosion of loss carryforwards in IESI-BFC's U.S. segment and timing differences between the carrying value of U.S. segment capital assets and their tax values were the primary contributors to the 2008 deferred income tax recoveries. Contributions to first quarter 2008 net income from deferred taxes, were partially offset by higher net losses on financial instruments, approximately $8,500. As in the second quarter of 2008, fluctuations in interest rates resulted in fair value losses on interest rate swaps recorded in IESI-BFC's U.S. segment.

2008

        As outlined above, net income generally follows the rise and fall in revenues due to the seasonal nature of IESI-BFC's business, all else equal. In the first quarter of 2008, net income was marginally lower than the comparative quarter. While IESI-BFC had stronger comparative revenues less operating and SG&A expense, it also had higher amortization attributable to the Winters Bros. acquisition. Interest expense was also up quarter to quarter because IESI-BFC funded the entire Winter Bros. acquisition with long-term debt. Interest rate fluctuations resulted in the recognition of losses on financial instruments in the first quarter of 2008 that were not recognized to the same extent in 2007. Higher income tax recoveries in the first quarter of 2008 stemming from tax losses generated from intercompany notes partially offset higher comparative financial instrument losses. In the second quarter of 2008, net income increased approximately $11,300 comparatively. The increase in second quarter net income is due in large part to translation losses recognized on an intercompany note in IESI-BFC's U.S. segment in the comparative period. As in the first quarter, higher revenues less operating and SG&A expense was partially offset by higher amortization and interest expense for the same reasons already outlined. In the third quarter of 2008, net income increased marginally. The marginal increase is due again to higher revenue less operating and SG&A expense partially offset by higher amortization and interest expense. Comparatively, IESI-BFC experienced fewer financial instrument losses resulting from interest rate and foreign exchange agreements, but it incurred costs related to its conversion from an income trust to a corporation in the third quarter of 2008 that it did not incur in the comparative quarter. Fourth quarter net income increased approximately $6,300 compared to the same quarter in 2007. The increase was the result of stronger comparative operating performance.

Net income per weighted average share or trust unit, basic and diluted

2009

        Net income per share has generally been lower in 2009 versus each comparative quarter ended in 2008. The principle reason for the decline is due to the issue of equity in March and June 2009 which is outlined in greater detail in the Financial Condition — Disclosure of outstanding share capital section of this MD&A.

2008

        Net income per share was generally higher in 2008 than in each comparative quarter in 2007. The principal reasons for the increases are stronger operating growth and lower comparative losses resulting from financial instruments.

Financial Condition
(all amounts are in thousands of U.S. dollars, excluding per share amounts, unless otherwise stated)

Selected Consolidated Balance Sheet Information

	Canada — December 31, 2009	U.S. — December 31, 2009	Consolidated — December 31, 2009	Canada — December 31, 2008	U.S. — December 31, 2008	Consolidated — December 31, 2008
Accounts receivable	$53,134	$58,705	$111,839	$45,362	$62,405	$107,767
Intangibles	$15,188	$85,729	$100,917	$22,037	$97,861	$119,898
Goodwill	$59,884	$570,586	$630,470	$50,326	$567,506	$617,832
Landfill development assets	$2,692	$4,985	$7,677	$3,840	$4,749	$8,589
Capital assets	$161,513	$278,221	$439,734	$133,584	$275,097	$408,681
Landfill assets	$175,154	$486,584	$661,738	$152,204	$469,658	$621,862
Working capital deficit — (current assets less current liabilities)	$(14,826)	$(27,222)	$(42,048)	$(26,551)	$(3,594)	$(30,145)

Accounts receivable

Change — Consolidated — December 31, 2009 versus December 31, 2008	$4,072
Change — Canada — December 31, 2009 versus December 31, 2008	$7,772
Change — U.S. — December 31, 2009 versus December 31, 2008	$(3,700)

        FX represents approximately $7,700 of the Canadian segment increase in accounts receivable.

        The U.S. segment decrease is due in large part to a decline in amounts owing from a single customer in the U.S., approximately $2,300. Improvements in IESI-BFC's collections efforts also contributed to the change.

Intangibles

Change — Consolidated — December 31, 2009 versus December 31, 2008	$(18,981)
Change — Canada — December 31, 2009 versus December 31, 2008	$(6,849)
Change — U.S. — December 31, 2009 versus December 31, 2008	$(12,132)

        Normal course amortization is the primary reason for the Canadian segment decline, approximately $10,300. Amortization was partially offset by FX, approximately $2,200, and intangibles recognized on acquisitions completed in the current year.

        Amortization, approximately $18,400, was partially offset by intangibles recognized on acquisitions completed by IESI-BFC's U.S. segment in the period, approximately $6,300.

Goodwill

Change — Consolidated — December 31, 2009 versus December 31, 2008	$12,638
Change — Canada — December 31, 2009 versus December 31, 2008	$9,558
Change — U.S. — December, 2009 versus December 31, 2008	$3,080

        FX represents approximately $8,700 of the comparative increase in Canadian segment goodwill. Goodwill recognized on acquisitions completed in IESI-BFC's Canadian segment, approximately $900, represents the balance of the change. U.S. segment goodwill increased due to contingent acquisition payments made in respect of acquisitions occurring prior to January 1, 2009, approximately $1,900, coupled with goodwill recognized on acquisitions completed in the year, approximately $1,200.

Landfill development assets

Change — Consolidated — December 31, 2009 versus December 31, 2008	$(912)
Change — Canada — December 31, 2009 versus December 31, 2008	$(1,148)
Change — U.S. — December, 2009 versus December 31, 2008	$236

        In the second quarter of 2009, IESI-BFC received a new permit for IESI-BFC's Lachenaie facility. Accordingly, IESI-BFC transferred approximately $2,500 of costs accumulated in landfill development assets to landfill assets. Landfill development initiatives in both Canada and the U.S., and FX on Canadian denominated amounts, represents the balance of the change.

Capital assets

Change — Consolidated — December 31, 2009 versus December 31, 2008	$31,053
Change — Canada — December 31, 2009 versus December 31, 2008	$27,929
Change — U.S. — December 31, 2009 versus December 31, 2008	$3,124

        Canadian segment capital assets increased $23,200 due to FX. Capital asset purchases (expressed on a cash basis) totaled approximately $29,700. Capital asset additions were incurred principally to maintain IESI-BFC's existing vehicles and containers, and for infrastructure spending. Amortization totaled approximately $23,600. The balance of the change is largely attributable to capital assets recognized on acquisitions completed in the year. Working capital adjustments and disposals are the primary reasons for the balance of the change.

        The increase in U.S. segment capital assets is a function of capital asset additions (expressed on a cash basis), approximately $51,500, coupled with capital assets acquired by way of acquisition, approximately $5,000. Current year additions were incurred principally for new contract wins, landfill equipment, with the balance attributable to the maintenance of IESI-BFC's current compliment of assets. Amortization, approximately $50,900, and working capital adjustments partially offset additions in the period. Disposals represent the balance of the change.

Landfill assets

Change — Consolidated — December 31, 2009 versus December 31, 2008	$39,876
Change — Canada — December 31, 2009 versus December 31, 2008	$22,950
Change — U.S. — December 31, 2009 versus December 31, 2008	$16,926

        FX represents approximately $22,400 of the increase for IESI-BFC's Canadian segment. Additions (expressed on a cash basis) also contributed to the increase and totaled approximately $8,000. In addition, IESI-BFC received a new permit for IESI-BFC's Lachenaie facility in the second quarter of 2009. Accordingly, IESI-BFC transferred approximately $2,500 of costs accumulated in landfill development assets to landfill assets. These increases were partially offset by amortization, approximately $14,800, which includes the amortization of capitalized asset retirement obligations. Working capital adjustments and capitalized asset retirement obligations represent the balance of the change.

        Additions (expressed on cash basis), approximately $33,100, together with acquisition additions, approximately $16,000 and capitalized asset retirement obligations, approximately $11,200, are the primary contributors to the year over year increase for IESI-BFC's U.S. segment. Landfill construction and provisions for wetlands mitigation at IESI-BFC's Seneca Meadows site is the largest contributor to landfill asset additions and capitalized landfill closure and post-closure costs during the year. IESI-BFC acquired a landfill, and disposed of another, in IESI-BFC's U.S. south segment during the year. Amortization, including the amortization of capitalized landfill closure and post-closure costs, approximately $38,700, is the primary offset to these increases. Disposals and working capital adjustments represent the balance of the change.

Working capital deficit

Change — Consolidated — December 31, 2009 versus December 31, 2008	$(11,903)
Change — Canada — December 31, 2009 versus December 31, 2008	$11,725
Change — U.S. — December 31, 2009 versus December 31, 2008	$(23,628)

        IESI-BFC repaid its series A debenture with proceeds from its Canadian revolving credit facility, approximately $38,400, which is the primary reason for the stronger working capital position in its Canadian segment. An increase of approximately $7,900 in dividends payable partially weakened IESI-BFC's working capital position. Changes to the timing of dividends paid, and additional dividends payable, as a result of common share offerings completed in 2009, are the reasons for this increase. Higher income taxes payable, approximately $4,800, resulting from higher taxable income combined with the timing of payments made, and higher accounts payable and accrued charges, approximately $15,800 in aggregate, due in large part to the timing of capital additions and the timing of payments made, all served to reduce the stronger working capital position resulting from the repayment of IESI-BFC's senior secured series A debenture.

        Stronger collection efforts and the timing of payments from a single customer in IESI-BFC's U.S. segment resulted in a $3,700 decline in accounts receivable. IESI-BFC's continued focus of applying excess cash to repay borrowings on its U.S. long-term debt facility resulted in a decline in cash and cash equivalents of approximately $4,400. In addition, accrued charges increased approximately $7,300 due principally to self insured insurance reserves, approximately $5,400. Further, the current portion of other liabilities related to the fair value of interest rate swaps increased approximately $8,300. All of the foregoing changes served to reduce IESI-BFC's U.S. segment working capital position year-to-year.

Disclosure of outstanding share capital

	December 31, 2009		December 31, 2008
	Shares	$	Shares	$
Common shares (no par value)	82,337	1,082,950	57,569	868,248
Special shares	11,094	—	11,137	—

Total common and special shares	93,431	1,082,950	68,706	868,248
Restricted shares	(225)	(3,928)	(210)	(3,756)

Total contributed equity	93,206	1,079,022	68,496	864,492

Shareholders' equity

        IESI-BFC is authorized to issue an unlimited number of common, special and preferred shares, issuable in series.

Common Shares

        On October 1, 2008, in conjunction with the conversion to a corporation, IESI-BFC issued 57,569 common shares. Common shareholders are entitled to one vote for each common share held and to receive dividends, as and when declared by the Board of Directors. Common shareholders are entitled to receive, on a pro rata basis, the remaining property and assets of IESI-BFC upon dissolution or wind-up, subject to the priority rights of other classes of shares.

        In March 2009, IESI-BFC closed its Canadian public offering and over-allotment option of 8,500 and 1,275 common shares, respectively, for C$9.50 per share, representing total gross proceeds of C$92,863. IESI-BFC applied the net proceeds from this offering, approximately $71,000, to the repayment of outstanding borrowings under its U.S. long-term debt facility.

        In June 2009, IESI-BFC closed its U.S. public offering and over-allotment option of 13,000 and 1,950 common shares, respectively, representing total gross proceeds of $149,500. IESI-BFC applied the net proceeds from this offering, approximately $138,750, to the repayment of outstanding borrowings under its U.S. long-term debt facility.

Special Shares

        On October 1, 2008, in conjunction with the conversion to a corporation, IESI-BFC issued 11,137 special shares to IESI for the benefit of each participating preferred shareholder. Special shareholders are entitled to one vote for each special share held. The special shares carry no right to receive dividends or to receive the remaining property and assets of IESI-BFC upon dissolution or wind-up. The number of special shares outstanding is equivalent to the exchange rights granted to holders of the PPSs. Participating preferred shareholders have the right to exchange one PPS for one hundred common shares of IESI-BFC. Pursuant to a mandatory exchange provision governing the PPSs, IESI-BFC anticipates that all remaining outstanding PPS will be exchanged for 11,095 IESI-BFC common shares prior to December 31, 2010. For each PPS exchanged, one hundred special shares are automatically cancelled.

Preferred Shares

        On October 1, 2008, in conjunction with the conversion to a corporation, IESI-BFC is authorized to issue an unlimited number of preferred shares, issuable in series. At December 31, 2009, no preferred shares have been issued. Each series of preferred shares shall have rights, privileges, restrictions and conditions as determined by the Board of Directors prior to issuance. Preferred shareholders are not entitled to vote, but take preference over the common shareholders in the remaining property and assets of IESI-BFC in the event of dissolution or wind-up.

Non-controlling interest

        As of February 23, 2010, 10,921 PPS equivalents have been exchanged for common shares of IESI-BFC since issuance on January 21, 2005. Each holder of a PPS receives dividends equivalent to those received by holders of IESI-BFC's common shares. Assuming exchange of all special shares, 93,431 equivalent common shares would be outstanding at December 31, 2009.

        IESI-BFC anticipates that, pursuant to a mandatory exchange provision governing the PPSs, all remaining outstanding PPSs will be exchanged for 11,095 IESI-BFC common shares prior to December 31, 2010.

Liquidity and Capital Resources
(all amounts are in thousands of U.S. dollars, unless otherwise stated)

	December 31, 2009
	Payments due
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	$654,992	$—	$490,574	$55,418	$109,000
Interest on long-term debt(1)	115,713	$16,781	$29,560	$8,199	$61,173
Landfill closure and post-closure costs, undiscounted	446,334	6,622	14,538	16,611	408,563
Interest rate swaps	13,443	7,806	5,637	—	—
Commodity swaps	6,565	1,375	4,154	1,036	—
Operating leases	35,054	5,836	8,633	6,998	13,587
Other long-term obligations(2)	20,065	—	—	—	20,065

Total contractual obligations	$1,292,166	$38,420	$553,096	$88,262	$612,388

Notes:

(1)
Interest on long-term debt is comprised of interest on both fixed and variable interest rate debt. Interest on variable rate debt is calculated based on borrowings and interest rates prevailing at December 31, 2009. Interest is calculated through the period to maturity for all long-term debt instruments.

(2)
Other long-term obligations include the following: payments for a license agreement to use the trade name "BFI" and the related logo in IESI-BFC's Canadian segment for the period from June 30, 2015 to June 30, 2034. Contingent consideration in respect of certain acquisitions is not included in the table above.

Long-term debt

        Summary details of IESI-BFC's long-term debt facilities at December 31, 2009 are as follows:

	Available lending	Facility drawn	Letters of credit (not reported as long-term debt on the Consolidated Balance Sheet)	Available capacity
Canadian long-term debt facilities — stated in Canadian dollars
Senior secured debenture, series B	$58,000	$58,000	$—	$—
Revolving credit facility	$305,000	$178,000	$39,282	$87,718
U.S. long-term debt facilities — stated in U.S. dollars
Term loan	$195,000	$195,000	$—	$—
Revolving credit facility	$588,500	$125,500	$123,700	$339,300
Variable rate demand solid waste disposal revenue bonds ("IRBs")(1)	$194,000	$109,000	$—	$85,000

Note:

(1)
Drawings on IRB availability at floating rates of interest, will, under the terms of the underlying agreement, typically be used to repay revolving credit advances on IESI-BFC's U.S. facility and requires it to issue letters of credit for an amount equal to the IRB drawn amounts.

Funded debt to EBITDA (as defined and calculated in accordance with IESI-BFC's Canadian and U.S. long-term debt facilities)

        At December 31, 2009, funded long-term debt to EBITDA is as follows:

	December 31, 2009		December 31, 2008
	Canada	U.S.	Canada	U.S.
Funded debt to EBITDA	1.92	2.56	2.10	3.93
Funded debt to EBITDA maximum(1)	2.75	4.00	2.75	4.25

Note:

(1)
IESI-BFC's U.S. long-term debt facility precludes its U.S. corporation from paying dividends if their funded debt to EBITDA ratio exceeds 3.9 at December 31, 2009 (4.15 at December 31, 2008).

Canadian long-term debt facilities

        IESI-BFC drew on its revolving credit facility capacity to repay its C$47,000 senior secured series A debenture which matured on June 26, 2009. Drawing on the revolving credit facility had no impact on IESI-BFC's Canadian segment's funded debt to EBITDA covenant, as this covenant includes both revolving credit facility drawings and senior secured debenture borrowings. In the second quarter, IESI-BFC entered into its fifth amendment to its amended and restated credit facility. The fifth amendment recognized the wind-up of the Fund and Ridge Landfill Trust. All significant terms and pricing remained unchanged.

U.S. long-term debt facilities

        On December 1, 2009, IESI-BFC entered into a 30-year agreement with Seneca County Industrial Development Agency, which permits it access to variable rate demand solid waste disposal industrial revenue bonds ("2009 Seneca IRB Facility"). The 2009 Seneca IRB Facility makes available $90,000 to fund a portion of landfill construction and equipment expenditures at IESI-BFC's Seneca Meadows landfill. The 2009 Seneca IRB Facility bears interest at a weekly floating interest rate that approximates the Securities Industry and Financial Markets Association Municipal Swap Index ("SIFMA Index"). Interest is payable monthly in arrears, commencing on February 1, 2010. At December 31, 2009, the daily interest rate applicable to the 2009 Seneca IRB Facility was 0.35%. The 2009 Seneca IRB Facility matures on December 1, 2039 and is guaranteed by IESI. At December 31, 2009, $5,000 was drawn under this facility.

Long-term debt to adjusted EBITDA

        At December 31, 2009, IESI-BFC is not in default of its Canadian and U.S. long-term debt facility covenants. As a reminder, covenants are not subject to FX fluctuations. Holding the FX rate at parity results in a long-term debt to adjusted EBITDA ratio of 2.16 times. Readers are further reminded that contributions to adjusted EBITDA from acquisitions completed within the last twelve months are not included in this ratio. IESI-BFC has two revolving credit facilities to support its Canadian and U.S. operations, each of which require financial covenant tests to be prepared independently, and both facilities allow for pro forma acquisition contributions.

Risks and restrictions

        A portion of IESI-BFC's term loan, its two revolving credit facilities, and a portion of its IRBs are subject to interest rate fluctuations with bank prime, the 30 day rate on bankers' acceptances or LIBOR. U.S. drawings, $125,500, together with amounts drawn on IESI-BFC's Canadian revolving facility, C$178,000, and amounts drawn on a portion of its IRBs, $64,000, are subject to interest rate risk. A 1.0% rise or fall in the variable interest rate results in a $1,255, C$1,780, and $640, change in annualized interest expense, respectively. A rise or fall in interest expense in IESI-BFC's Canadian segment has a direct impact on current income tax expense. Accordingly, a C$1,780 increase in interest expense reduces current income tax expense by approximately C$600. Currently, IESI-BFC's U.S. segment has losses available for carryforward to shelter income otherwise subject to income tax. Accordingly, a $1,255 and $640 increase in interest expense will result in a lower deferred income tax expense of approximately $700. The inverse relationship between interest expense and both current and deferred income tax expense holds true for IESI-BFC's Canadian and U.S. segments, respectively, should interest rates decline.

        IESI-BFC is obligated under the terms of its debenture, term loan, revolving credit facilities, and IRBs (collectively the "facilities") to repay the full principal amount of each at their respective maturities. Failure to comply with the terms of any facility could result in an event of default which, if not cured or waived, could accelerate repayment of the underlying indebtedness. If repayment of the facilities were to be accelerated, there can be no assurance that IESI-BFC's assets would be sufficient to repay these facilities in full.

        The terms of the facilities contain restrictive covenants that limit the discretion of management with respect to certain business matters. These covenants place restrictions on, among other things, the ability to incur additional indebtedness, to create liens or other encumbrances, to pay dividends on shares and PPSs above certain levels or make certain other payments, investments, loans and guarantees, and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the debenture and revolving credit facilities contain a number of financial covenants that require IESI-BFC to meet certain financial ratios and financial condition tests. Failure to comply with the terms of the facilities could result in an event of default which, if not cured or waived, could result in accelerated repayment. If the repayment of the facilities were to be accelerated, there can be no assurance that IESI-BFC's assets would be sufficient to repay these facilities in full.

        IESI-BFC remains active in its review of financing alternatives.

Fuel hedges and interest rate swaps

Fuel hedges — U.S. segments

Date entered	Notional amount (gallons per month — expressed in gallons)	Diesel rate paid (expressed in dollars)	Diesel rate received variable	Effective date	Expiration date
October 2008	62,500	$3.69	Diesel fuel index	July 2009	October 2013
June 2009	500,000	$2.04	NYMEX Heating Oil Index	January 2010	December 2010
June 2009	335,000	$2.17	NYMEX Heating Oil Index	January 2011	December 2011
June 2009	165,000	$2.13	NYMEX Heating Oil Index	January 2011	May 2011
June 2009	170,000	$2.31	NYMEX Heating Oil Index	January 2012	December 2012
June 2009	165,000	$2.28	NYMEX Heating Oil Index	January 2012	May 2012
June 2009	170,000	$2.34	NYMEX Heating Oil Index	January 2013	May 2013

Fuel hedges — Canadian segment

Date entered	Notional amount (litres per month — expressed in litres)	Diesel rate paid (expressed in C$'s)	Diesel rate received variable	Effective date	Expiration date
September 2009	475,000	$0.57	NYMEX Heating Oil Index	January 2010	December 2010
September 2009	325,000	$0.62	NYMEX Heating Oil Index	January 2011	December 2011
September 2009	162,500	$0.65	NYMEX Heating Oil Index	January 2012	June 2012
October 2009	475,000	$0.57	NYMEX Heating Oil Index	January 2010	December 2010
October 2009	325,000	$0.62	NYMEX Heating Oil Index	January 2011	December 2011
October 2009	162,500	$0.65	NYMEX Heating Oil Index	January 2012	June 2012

Interest rate swaps

Date entered	Notional amount	Fixed interest rate paid (plus applicable margin)	Variable interest rate received	Effective date	Expiration date
September 2007	$75,000	4.72%	0.29%	October 2007	October 2010
April 2005	$25,000	4.73%	0.29%	October 2007	October 2011
September 2007	$50,000	4.79%	0.29%	October 2007	October 2011
September 2007	$35,000	4.89%	0.29%	October 2007	October 2012
March 2009	$10,000	1.72%	0.28%	March 2009	January 2012

Other

        In October 2009, Dominion Bond Rating Service Limited reaffirmed their rating of BBB low on IESI-BFC's Canadian senior secured series B debenture. In September 2009, Standard & Poor's upgraded their rating of BB on IESI-BFC's U.S. term loan and revolving credit facility to BB+ and upgraded their rating of B+ to BB- on $45,000 of IRBs which were converted to fixed from a floating rate of interest. In September 2009, Moody's Investor Services reaffirmed their rating of B1 on IESI-BFC's U.S. term loan and revolving credit facility and changed its outlook to stable. As is typical in these circumstances, all three rating agencies placed IESI-BFC under review as a result of its announced merger with WSI in November 2009.

Cash flows

	Year ended December 31
	2009	2008	2007	2009-2008 Change	2008-2007 Change
Cash flows generated from (utilized in):
Operating activities	$256,269	$218,481	$206,370	$37,788	$12,111
Investing activities	$(148,972)	$(201,503)	$(481,236)	$52,531	$279,733
Financing activities	$(116,574)	$(17,721)	$280,542	$(98,853)	$(298,263)

Operating activities

2009

        Changes in non-cash working capital contributed approximately $48,000 to the comparative increase. In the current year, the non-cash change in working capital, representing a source of cash totaling approximately $27,300, is attributable to increasing accounts payable, accrued charges, and deferred revenues which were partially offset by an increase in accounts receivable. The increase in accounts payable and accrued charges accounts for approximately $23,700 of the current year change in non-cash working capital, which includes an approximately $2,200 increase in accrued share based compensation. Higher insurance accruals, payroll accruals and environmental surcharges, are the primary reasons for this change. In addition, and as mentioned above, the decline in accounts receivable is due in large part to a single customer in the U.S., coupled with stronger collection efforts. Deferred revenues also contributed to the current year change in non-cash working capital. In the prior year, the non-cash change in working capital, an approximate use of cash totaling $20,700, was due principally to a payment made to the original seller of the Seneca Meadows landfill, approximately $15,000.

        Current year cash generated from operating activities also benefited from lower interest expense on long-term debt and the reasons for the decline are outlined in the Review of Operations — Interest on long-term debt section of this MD&A. The benefits to cash generated from operating activities derived from changes in non-cash working capital and lower interest expense, was partially offset by an increase in current income tax expense, approximately $13,400, details of which are provided in the Review of Operations — Net income tax expense (recovery) section of this MD&A, and higher landfill closure and post-closure expenditures. Higher landfill closure and post-closure expenditures are due largely to remediation expenditures and the timing of capping events in IESI-BFC's U.S. northeast segment. Finally, a marginally weaker operating performance, largely attributable to the economic slowdown in IESI-BFC's U.S. northeast segment, was also an offset to the benefits described above.

2008

        Organic and acquisition growth is the primary reason for the increase in cash generated from operating activities. Cash generated from organic and acquisition growth was partially offset by higher borrowing costs, approximately $12,900. Higher borrowing costs were incurred principally to support organic and acquisition growth. The change in non-cash working items is due principally to a payment made to the original seller of the Seneca Meadows landfill, approximately $15,000, and higher prepaid expenses.

Investing activities

2009

        Fewer acquisitions, approximately $31,700, is the primary cause of the decline in cash utilized in investing activities. IESI-BFC's continued focus on the business, strengthening its balance sheet, coupled with a weak economy and its recently announced merger with WSI, curtailed its acquisition activity throughout the year. Lower capital and landfill asset purchases, approximately $18,800, also contributed to the decline in utilized cash. This change is addressed in the Other Performance Measures — Capital and landfill asset purchases section of this MD&A. The balance of the change is due in part to IESI-BFC's receipt of the Lachenaie permit in 2009 which reduced its current year spending on landfill development.

2008

        The decrease in cash utilized in investing activities is due in large part to acquisitions completed in the prior period. Acquisitions completed in prior year totaled approximately $330,600 and are approximately $271,400 higher than in 2008. Capital and landfill asset purchases represent the bulk of the resulting comparative period change.

Financing activities

2009

        In 2009, IESI-BFC had a clear focus to restore its lending capacity available within its existing credit facilities. Accordingly, lower dividends paid to shareholders, higher cash generated from operations (largely resulting from changes to non-cash working capital), current year equity issues and lower capital and landfill purchases, all resulted in cash available to repay long-term debt throughout the year.

2008

        Financing the Winters Bros. acquisition in 2007 with proceeds from long-term debt facility advances is the primary reason for the comparative decline in cash generated from financing activities. Dividends and distributions paid to share, unit, and participating preferred shareholders are marginally higher for the year ended 2008 as a result of equity issued in 2007. The purchase of restricted shares for certain management also resulted in a higher comparative use of cash.

Financial Instruments

(all amounts are in thousands of U.S. dollars, unless otherwise stated)

        IESI-BFC classifies financial instruments as follows:

        Held for trading — is a financial asset or liability that meets any of the following conditions: it is acquired or incurred principally for the purpose of sale or repurchase in the near-term, part of a portfolio of identified financial instruments that are managed together, and is a derivative not designated for hedge accounting or it is designated by IESI-BFC upon initial recognition as held for trading. Held for trading financial instruments are measured at fair value. Upon initial recognition, IESI-BFC has designated funded landfill post-closure costs as held for trading. Gains or losses on funded landfill post-closure costs are recorded in the consolidated statement of operations and comprehensive income or loss as a gain or loss on financial instruments with an offset to funded landfill post-closure costs on IESI-BFC's consolidated balance sheet.

        Held-to-maturity investments — are non-derivative financial assets with fixed or determinable payments and fixed maturity that IESI-BFC has a positive intention and ability to hold to maturity. Exclusions include those financial assets that upon initial recognition are designated as held for trading, designated as available for sale, and those financial assets that meet the definition of loans and receivables. Held-to-maturity investments are measured at amortized cost, subsequent to initial recognition. IESI-BFC has no financial assets designated as held-to-maturity.

        Available for sale — are non-derivative financial assets that are designated as available for sale, or that are not classified as loans and receivables, held-to-maturity investments, or held for trading. Available for sale financial assets are measured at fair value. IESI-BFC has no financial assets designated as available for sale.

        IESI-BFC enters into various types of derivative financial instruments which are classified as held for trading, and may include some or all of the following: interest rate swaps, commodity swaps, FX agreements, and old corrugated cardboard ("OCC") hedges. Gains or losses on these derivative instruments, not designated as hedges, are recorded in the consolidated statement of operations and comprehensive income or loss, as a component of net income or loss, as a gain or loss on financial instruments with an offset to other assets or other liabilities on IESI-BFC's consolidated balance sheet.

Hedge accounting

        IESI-BFC enters into commodity swaps to reduce its exposure to fluctuations in cash flows due to changes in the price of diesel fuel which it consumes to service certain fixed price contracts or in certain segments of its business where the recovery of escalating fuel prices is either difficult or non-existent. To fulfill IESI-BFC's objective, it has entered into cash flow hedges specifically tied to various forecasted diesel fuel purchases.

        The following table outlines changes in the fair value of commodity swaps and its impact on other comprehensive income (loss), net of the related tax effect.

	December 31
	2009	2008	2007
Financial liabilities
Derivatives designated in a hedging relationship
Other comprehensive income (loss)	$2,717	$(1,260)	$—

        At December 31, 2009, all of the commodity swaps were determined to be highly effective. Accordingly, no amounts have been recognized in net income on account of commodity swaps, due to ineffectiveness or otherwise. IESI-BFC measures and records any ineffectiveness on commodity swaps representing the difference between the underlying index price and the actual price of diesel fuel purchased. Gains or losses are reclassified to net income as diesel fuel is consumed. The timing of actual amounts reclassified to net income is dependent on future movements in diesel fuel prices.

Credit risk

        Credit risk is defined as the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge its obligation. IESI-BFC's exposure to credit risk is limited principally to cash and cash equivalents, accounts receivable, other receivables, funded landfill post-closure costs, interest rate and commodity swaps, and when and as applicable, FX agreements, and hedge agreements for OCC. In all instances, IESI-BFC's risk management objective, whether of credit, liquidity, market or otherwise, is to mitigate its risk exposures to a level consistent with its risk tolerance.

Cash and cash equivalents

        Certain senior management are responsible for determining which financial institutions IESI-BFC banks and holds deposits with. Management's selected financial institutions are ratified by the Board of Directors. Senior management typically selects financial institutions which are party to its long-term debt facilities and those which are deemed by management to be of sufficient size, liquidity, and stability. Management reviews IESI-BFC's exposure to credit risk from time to time or as conditions indicate that IESI-BFC's exposure to credit risk has or is subject to change. IESI-BFC's maximum exposure to credit risk is the fair value of cash and cash equivalents recorded on the consolidated balance sheet, approximately $5,000 (December 31, 2008 — approximately $11,900). IESI-BFC holds no collateral or other credit enhancements as security over its cash and cash equivalent balances. IESI-BFC deems the credit quality of its cash and cash equivalent balances to be high and no amounts are impaired.

Accounts receivable

        IESI-BFC is subject to credit risk on its accounts receivable through the normal course of business. IESI-BFC's maximum exposure to credit risk is the fair value of accounts receivable recorded on its consolidated balance sheet, $111,839 (December 31, 2008 — $107,767). IESI-BFC performs credit checks or accept payment or security in advance of service to limit its exposure to credit risk. IESI-BFC's customer base is sufficiently diverse to provide some mitigation to credit risk exposure. IESI-BFC has also assigned various employees to carry out its collection effort in a manner consistent with its accounts receivable and credit and collections policies. These policies establish procedures to manage, monitor, control, investigate, record and improve accounts receivable credit and collection. IESI-BFC also has policies and procedures which establish estimates for doubtful account allowances. These calculations are generally based on historical collection or alternatively historical bad debt provisions. Specific account balance review is permitted, where practical, and consideration is given to the credit quality of the customer, historical payment history, and other factors specific to the customer, including bankruptcy or insolvency.

        IESI-BFC is subject to credit risk from its exposure to a single customer in the U.S. which accounts for approximately 5.0% of its accounts receivable at December 31, 2009 (December 31, 2008 — 7.3%). IESI-BFC does not consider the risk from this exposure to be significant.

        The following table illustrates IESI-BFC's accounts receivable aging and IESI-BFC's allowance for doubtful accounts by ageing category.

	December 31 2009
	Gross	Allowance	Net
Financial assets — Loans and receivables
Accounts receivable
Amounts outstanding 0 to 30 days	$66,177	$—	$66,177
Amounts outstanding 31 to 60 days	33,113	2	33,111
Amounts outstanding 61 to 90 days	7,024	77	6,947
Amounts outstanding 91 days and thereafter	6,033	3,979	2,054

Subtotal	112,347	4,058	108,289
Other accounts receivable	3,550	—	3,550

Total gross accounts receivable and allowance	$115,897	$4,058	$111,839

	December 31 2008
	Gross	Allowance	Net
Financial assets — Loans and receivables
Accounts receivable
Amounts outstanding 0 to 30 days	$59,651	$—	$59,651
Amounts outstanding 31 to 60 days	32,231	—	32,231
Amounts outstanding 61 to 90 days	9,259	—	9,259
Amounts outstanding 91 days and thereafter	8,559	5,562	2,997

Subtotal	109,700	5,562	104,138
Other accounts receivable	3,629	—	3,629

Total gross accounts receivable and allowance	$113,329	$5,562	$107,767

        Accounts receivable are typically assessed for impairment in aggregate, but may be assessed for impairment on an individual basis. Accounts receivable that are deemed by management to be at risk of collection are provided for through an allowance account. When an accounts receivable balance is considered uncollectable, it is written-off against the allowance account. Subsequent recoveries of amounts previously written-off are credited against the allowance account and changes to the allowance account are recorded in selling, general and administration expense in IESI-BFC's statement of operations and comprehensive income or loss. Management typically assesses aggregate accounts receivable impairment applying IESI-BFC's historical rate of collection giving consideration to broader economic conditions. When assessing accounts receivable for impairment on an individual basis, management typically considers the credit quality of the customer, historical payment history, and other factors specific to the customer.

        IESI-BFC's accounts receivable are generally due upon invoice receipt. Accordingly, all amounts which are outstanding for a period that exceeds the current period are past due. Based on historical collections, IESI-BFC has been successful in collecting amounts that are not outstanding for greater than 90 days. IESI-BFC assesses the credit quality of accounts receivable that are neither past due nor impaired as high. IESI-BFC's maximum exposure to accounts receivable credit risk is equivalent to its net carrying amount. IESI-BFC may request payment in advance of service generally in the form of credit card deposit or full or partial prepayment as security. Amounts deposited or prepaid in advance of service are recorded to unearned revenue on IESI-BFC's consolidated balance sheet. The diversity of IESI-BFC's customer base, including diversity in customer size, balance and geographic location inherently reduces its exposure to credit risk. Accounts receivable considered impaired at December 31, 2009 and 2008 are not considered significant.

Other receivables

        IESI-BFC is subject to credit risk on other receivables. IESI-BFC enters into agreements with cities in the province of Quebec to finance containers. Senior management is responsible for reviewing each agreement, including but not limited to the financial terms, in advance of entering into the agreement. Management views cities in the province of Quebec to be low risk counterparties. IESI-BFC's maximum exposure to credit risk is the carrying amount of other receivables, approximately $1,800 (December 31, 2008 — approximately $600). IESI-BFC typically retains ownership of the containers until such time as all payments are received. Once all payments are received, ownership of the containers is transferred to the respective city. IESI-BFC deems the credit quality of other receivables balances to be high and no amounts are impaired.

Funded landfill post-closure costs

        IESI-BFC is subject to credit risk on deposits it make to a social utility trust. IESI-BFC's deposits are invested in bankers acceptances offered through Canadian financial institutions or Government of Canada treasury bills. Due to the nature of the underlying investments, management deems its exposure to credit risk related to funded landfill post-closure cost amounts as low. IESI-BFC's maximum exposure to credit risk is the fair value of funded landfill post-closure costs recorded on its consolidated balance sheet, approximately $8,100 (December 31, 2008 — $6,100). Management reviews IESI-BFC's exposure to risk from time to time or as conditions indicate that its exposure to risk has changed or is subject to change. IESI-BFC holds no collateral or other credit enhancements as security over the invested amounts. However, IESI-BFC deems the credit quality of the financial asset as high in light of the underlying investments.

Interest rate and commodity swaps

        IESI-BFC is subject to credit risk on its interest rate and commodity swaps (collectively the "agreements"). IESI-BFC has entered into interest rate swaps as a condition of its U.S. long-term credit facility to fix a portion of its variable rate interest charge on advances and borrowings. In addition, IESI-BFC has entered into commodity swaps for a portion of diesel fuel consumed in its Canadian and U.S. operations. All OCC commodity swap agreements have expired.

        IESI-BFC's corporate treasury function is charged with arranging and approving all agreements. Suitable counterparties identified by IESI-BFC's treasury function are approved by the Audit Committee. IESI-BFC will only enter into agreements with highly rated and experienced counterparties who have successfully demonstrated that they are capable of executing these arrangements. If the counterparties' credit rating, prepared by reputable third party rating agencies, is downgraded, IESI-BFC's treasury function will review the agreement and assess whether its exposure to the counterparty can be collateralized or the agreement should be terminated. IESI-BFC's treasury function also prepares a report, at least once annually, to the Audit Committee which outlines key terms of its agreements, fair values, counterparties and each counterparty's most recent credit rating, and where applicable changes to the risks related to each agreement. IESI-BFC's maximum exposure to credit risk is the fair value of interest rate and commodity swaps recorded in other assets and liabilities on its consolidated balance sheet. IESI-BFC holds no collateral or other credit enhancements as security over these agreements. IESI-BFC deems the agreements' credit quality to be high in light of the counterparties to the agreements and no amounts are either past due or impaired. In all instances, IESI-BFC's risk management objective is to mitigate its risk exposures to a level consistent with its risk tolerance.

Liquidity risk

        Liquidity risk is the risk that IESI-BFC will encounter difficulty in meeting obligations associated with the settlement of its financial liabilities. IESI-BFC's exposure to liquidity risk is due primarily to its reliance on long-term debt financing. IESI-BFC's treasury function is responsible for ensuring that it has sufficient short, medium and long-term liquidity. Through IESI-BFC's treasury function, it manages liquidity risk on a daily basis by continually monitoring actual and forecasted cash flows and monitoring its available liquidity through its revolving credit facilities. The treasury function is also required to ensure that liquidity is made available on the most favorable financial terms and conditions. IESI-BFC's treasury function reports quarterly to the Audit Committee its available capacities and covenant compliance as they relate to its current complement of long-term debt facilities. IESI-BFC's treasury function actively manages its liquidity and is in regular contact with the primary parties to its long-term debt facilities.

Market risk

        Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk is comprised of currency, interest rate and other price risk.

        Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in FX rates. IESI-BFC's exposure to currency risk is attributable to the exchange of U.S. monies to fund Canadian dollar denominated dividend payments to shareholders or participating preferred shareholders. IESI-BFC has historically entered into FX agreements to mitigate its exposure to currency risk. As of February 2008, all FX agreements have expired and no new agreements have been entered into. Accordingly, IESI-BFC is exposed to currency risk on U.S. dollars received from U.S. sources to fund Canadian dollar denominated dividends. To mitigate this risk, management uses its discretion in the determination of funding source for dividend amounts. IESI-BFC's treasury function actively reviews its exposure and assesses the need to enter into further FX agreements. IESI-BFC's Board of Directors also considers currency risk when establishing IESI-BFC's dividend. For the years ended December 31, 2009 and 2008, IESI-BFC was exposed to currency risk on the portion of dividends funded from U.S. sources that were not hedged by FX agreements. Dividends have no impact on IESI-BFC's determination of net income as they are recorded in equity. IESI-BFC has used a 10.0% variability factor to illustrate the sensitivity of movements in foreign currency exchange rates between Canada and the U.S. on other comprehensive income or loss and have assumed that dividends to common and participating preferred shareholders are funded equally from Canadian and U.S. sources. Although the historical exchange rate between Canada and the U.S. has generally fluctuated less than 5.0% annually, recent currency exchange rate fluctuations have been, on balance, more pronounced. Accordingly, the following sensitivity analysis has been prepared using a 10.0% fluctuation factor in Canadian to U.S. foreign currency exchange rates which management believes is reasonably possible to occur.

	December 31 2009
	Adverse movement in foreign currency exchange rates — 10.0%	Favorable movement in foreign currency exchange rates — 10.0%
Currency risk
Other comprehensive (loss) income	$(568)	$568

	December 31 2008
	Adverse movement in foreign currency exchange rates — 10.0%	Favorable movement in foreign currency exchange rates — 10.0%
Currency risk
Other comprehensive (loss) income	$(1,216)	$1,216

        Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Interest rate risk arises from IESI-BFC's interest bearing financial assets and liabilities. IESI-BFC has various financial assets and liabilities which are exposed to interest rate risk, the most notable of which are IESI-BFC's long-term debt facilities. Although IESI-BFC's debenture, portions of its U.S. term loan and revolving credit facility, and the 2005 Seneca variable rate demand solid waste disposal industrial revenue bonds bear interest at fixed rates, they remain subject to interest rate risk on maturity or renegotiation.

        A portion of IESI-BFC's term loan, its two revolving credit facilities, and a portion of its IRBs are subject to interest rate risk. An increase or decrease in the variable interest rate results in a corresponding increase or decrease to interest expense on long-term debt. IESI-BFC is also subject to interest rate risk on funded landfill post-closure costs. Funded landfill post-closure costs are invested in interest rate sensitive short-term investments. An increase or decrease in the return on invested amounts results in either a decrease or increase in IESI-BFC's funding obligation. IESI-BFC is also subject to interest rate risk on its cash equivalents balance and other receivables.

        IESI-BFC has entered into interest rate swaps as a condition of its U.S. long-term debt facility to fix a portion of its variable rate interest charge on advances and borrowings. The policies and process for managing these risks are included above in the credit risk section.

        IESI-BFC has used a 1.0% variability factor to illustrate the sensitivity of movements in interest rates and the resulting annualized impact on net income. IESI-BFC deems this variability factor as reasonable in light of the current interest rate environment.

	December 31 2009
	Adverse movement in interest rates — 1.0%	Favorable movement in interest rates — 1.0%
Interest rate risk
Net (loss) income	$(2,314)	$2,314

	December 31 2008
	Adverse movement in interest rates — 1.0%	Favorable movement in interest rates — 1.0%
Interest rate risk
Net (loss) income	$(3,346)	$3,346

Risk management objectives

        IESI-BFC's financial risk management objective is to mitigate risk exposures to a level consistent with its risk tolerance. Derivative financial instruments are evaluated against the exposures they are expected to mitigate, and the selection of a derivative financial instrument may not increase the net exposure of IESI-BFC to risk. Derivative financial instruments may expose IESI-BFC to other types of risk, which may include, but is not limited to, credit risk. The exposure to other types of risk is evaluated against the selected derivative financial instrument and is subject to a cost versus benefit review and analysis. IESI-BFC's use of derivative financial instruments for speculative or trading purposes is prohibited, and the value of the derivative financial instrument cannot exceed the risk exposure of the underlying asset, liability or cash flow it expects to mitigate.

Fair value methods and assumptions

        The fair values of financial instruments are calculated using available market information, commonly accepted valuation methods and third-party valuation specialists. Considerable judgment is required to interpret market information to develop these estimates. Accordingly, these fair value estimates are not necessarily indicative of the amounts IESI-BFC, or counter-parties to the instruments, could realize in a current market exchange. The use of different assumptions and or estimation methods could have a material effect on these fair values.

        Funded landfill post-closure cost deposits are invested in bankers acceptances offered through Canadian financial institutions or Government of Canada treasury bills. The fair value of these investments is supported by quoted prices in active markets for identical assets.

        The fair values of commodity swaps are determined applying a discounted cash flow methodology. This methodology uses the Department of Energy forward index curve and the risk-free rate of interest, commensurate with the underlying terms of the agreements, to discount the commodity swaps. Financial institutions and the U.S. Department of Treasury represent the source of the Department of Energy forward index curve and risk-free rate of interest, respectively.

        IESI-BFC's interest rate swaps are recorded at their estimated fair values based on quotes received from financial institutions that trade these contracts. IESI-BFC verifies the reasonableness of these quotes using similar quotes from another financial institution as of each date for which financial statements are prepared. In addition, IESI-BFC employs a third party, who is not a counter-party, to independently value the interest rate swaps and IESI-BFC uses all of this information in the determination of fair value. The use of different assumptions and or estimation methods could have a material effect on these fair values.

        Financial assets and liabilities are recorded at fair value, as and where applicable, and included on IESI-BFC's consolidated balance sheets as funded landfill post-closure costs, other assets and other liabilities. Deposits made to the social utility trust, and recorded as funded landfill post-closure costs on the consolidated balance sheet, are invested by the social utility trust trustee. Statements of invested amounts are supplied to IESI-BFC by the social utility trust trustee and are prepared from quoted market prices for the underlying investments. Other assets and other liabilities include the following: interest rate and commodity swaps, FX agreements, and OCC hedges. The fair value of interest rate and commodity swaps, FX agreements and OCC hedges are determined by management with the assistance of third parties.

Critical Accounting Estimates

Landfill closure and post-closure costs

        In the determination of landfill closure and post-closure costs IESI-BFC employs a variety of assumptions, including but not limited to, the following: engineering estimates for materials, labor and post-closure monitoring, assumptions market place participants would use to determine these estimates, including inflation, markups, and inherent uncertainties due to the timing of work performed, the credit standing of IESI-BFC, the risk free rate of interest, current economic and financial conditions, landfill capacity estimates, the timing of expenditures and government oversight and regulation.

        Significant increases or decreases in engineering cost estimates for materials, labor and monitoring or assumptions market place participants would use to determine these estimates could have a material adverse or positive effect on IESI-BFC's financial condition and operating performance, all else equal. Material inputs tied to commodity prices, which may include fuel or other commodities, whose value fluctuates with multiple and varied market inputs or conditions, could result in a rise or fall in engineering estimates. Both increases and decreases in cost estimates will be recognized over the period in which the landfill accepts waste. However, upward revisions in cost estimates are discounted applying the current credit adjusted risk free rate, while downward revisions are discounted applying the risk free rate when the estimated closure and post-closure costs were originally recorded or a weighted average credit adjusted risk free rate if the period of original recognition cannot be identified.

        IESI-BFC's cost estimates are estimated applying present value techniques. Accordingly, a decline in either of the risk free rate or IESI-BFC's credit spread over the risk free rate, or both, results in higher recorded landfill closure and post-closure costs. Inversely, an increase will result in lower recorded landfill closure and post-closure cost estimates. Fluctuations in either of these estimates could have a material adverse or positive effect on IESI-BFC's financial condition and operating performance.

        A decrease or increase in the expected inflation rate will result in lower or higher recorded landfill closure and post-closure costs. A change to IESI-BFC's inflation estimate could have a material adverse or positive effect on its financial condition and operating performance.

        Landfill capacity estimates are developed at least annually using survey information typically provided by independent engineers and reviewed by management having the appropriate level of knowledge and expertise. An increase in landfill capacity estimates, due to changes in the respective operating permit or design, deemed permitted capacity assumptions, or compaction, does not impact recorded landfill closure and post-closure costs, but does impact the recognition of expense in subsequent periods. All else equal, accretion expense, which is recorded to operating expenses, will increase over the life of the site and thereby reduce adjusted EBITDA. Landfill amortization expense will decline by a similar amount. The inverse holds true for a decrease in capacity estimates. Changes in landfill capacity estimates could have a material adverse or positive impact on IESI-BFC's financial condition and operating performance.

        Changes to the timing of expenditures or changes to the types of expenditures or monitoring periods established through government oversight and regulation could have a material adverse or positive impact on IESI-BFC's financial condition and operating performance. If the timing of expenditures becomes more near-term, recorded landfill closure and post-closure cost estimates will increase. Changes to government oversight and regulation could increase or decrease estimated costs or the timing thereof, or result in additional or diminished capacity estimates as a result of permit life expansion or contraction. A governmental change which renders the landfill's operating permit inactive will result in the acceleration of both closure and post-closure costs, which will increase the recorded amount of landfill closure and post-closure costs, and these amounts could be material.

        Competitive market pressures or significant cost escalation may not be recoverable through gate rate increases and could impact the profitability of the landfills operation or its ability to operate as a going concern.

Landfill assets

        Similar to landfill closure and post-closure costs, the determination of landfill asset amortization rates requires IESI-BFC to use a variety of assumptions, including but not limited to, the following: engineering estimates for materials and labor to construct landfill capacity, inflation, landfill capacity estimates, and government oversight and regulation.

        Changes to any of IESI-BFC's estimates, which may include changes to material inputs tied to commodity prices, economic and socio-economic conditions which impact the rate of inflation, changes to landfill operating permits or design, deemed permitted capacity assumptions, or compaction which impacts landfill capacity estimates or a change in government or a governmental change that impacts estimated costs to construct or impacts capacity, may have a material adverse or positive impact on IESI-BFC's financial condition and results of operations. Changes which increase cost estimates or reduce or constrain capacity estimates will result in higher landfill asset amortization expense in future periods, but have no immediate effect on capitalized landfill assets. Higher landfill asset amortization will be recorded over a shorter period of time to reflect the constrained life of the site, all else equal. Changes which decrease cost estimates or increase capacity estimates will have an inverse effect.

        Included in the capitalized cost of landfill assets, are amounts incurred to develop, expand and secure the landfills operating permit in addition to capitalized interest costs which are capitalized over the period when the landfill is being constructed but is not available for use. These amounts are amortized over the period in which the landfill actively accepts waste. Any change to capacity estimates will impact the period over which these costs are amortized. A governmental change which renders the landfill's operating permit inactive will result in the recognition of an impairment charge on landfill assets, and this charge could be material.

        Competitive market pressures or significant cost escalation may not be recoverable through gate rate increases and could impact the profitability of the landfills operation and its ability to operate as a going concern.

Goodwill

        Goodwill is not amortized and is tested annually for impairment or more frequently if an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount. Examples of such events or circumstances include: a significant adverse change in legal factors or in the business climate; an adverse action or assessment by a regulator; unanticipated competition; a loss of key personnel; a more-likely-than-not expectation that a significant portion or all of a reporting unit will be sold or otherwise disposed of; the testing for write-down or impairment of a significant asset group within a reporting unit; or the recognition of a goodwill impairment loss by a subsidiary that is a component of the reporting unit. Goodwill is not tested for impairment when the assets and liabilities that make up the reporting unit have not changed significantly since the most recent fair value determination, the most recent fair value determination results in an amount that exceeded the carrying amount by a substantial margin, and based on an analysis of events that have occurred and circumstances that have changed since the most recent fair value determination, the likelihood that a current fair value determination would be less than the current carrying amount of the reporting unit is remote. IESI-BFC has identified its reporting units as its operating segments and the amount of goodwill assigned to each and methodology employed to make such assignments has been applied on a consistent basis.

        The impairment test is a two step test. The first test requires IESI-BFC to compare the fair value of a reporting units to its carrying amounts. If the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered impaired. However, if the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of impairment loss, if any. The fair value of goodwill is determined in the same manner as the value of goodwill determined in a business combination, whereby the excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the fair value of goodwill. Fair value is the amount at which an item can be bought or sold in a current transaction between willing parties, that is, other than in a forced sale or liquidation. In determining fair value, IESI-BFC has utilized a discounted future cash flow approach. Additional measures of fair value are also considered by IESI-BFC. Accordingly, IESI-BFC compares fair values determined using a discounted future cash flow approach to other fair value measures which may include some of all of the following: adjusted EBITDA multiplied by a market trading multiple, offers from potential suitors, where available, or appraisals. There may be circumstances where an alternative method to determine fair value is a more accurate measure. Accordingly, if IESI-BFC's enterprise value declines due to share price erosion or IESI-BFC's adjusted EBITDA declines as a result of a more pronounced and prolonged recession, loss of business or loss of operating permit goodwill may be impaired and could have a material adverse effect on IESI-BFC's financial condition and operating performance.

        IESI-BFC's annual impairment test was completed on April 30, 2009, at which time IESI-BFC determined that the fair value of each of its reporting units substantially exceeded their carrying amounts. Accordingly, the annual impairment test did not result in the recognition of an impairment loss.

        In light of the prevailing economic and financial conditions of the economy in the fourth quarter of 2009, IESI-BFC reviewed the requirements to perform the test for impairment in advance of its next annual test on April 30, 2010. IESI-BFC's review caused it to conclude that it had no reason to believe the prevailing economic and financial conditions were such as to indicate a possible impairment in any of its reporting units as of December 31, 2009. As such, IESI-BFC did not re-perform its test for impairment of goodwill.

        IESI-BFC continues to monitor both economic and financial conditions and re-perform its goodwill test for impairment as conditions warrant.

Income taxes

        Deferred income taxes are calculated using the liability method of accounting for income taxes. Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using enacted tax rates and laws. The effect of a change in tax rates on deferred income tax assets and liabilities is recorded to operations in the period in which the change occurs. Unutilized tax loss carryforwards that do not meet the more likely than not threshold are reduced by a valuation allowance in the determination of deferred income tax assets.

        Significant changes to enacted tax rates or laws, or estimates of timing difference and their reversal, could result in a material adverse or positive effect on IESI-BFC's financial condition and operating performance. In addition, changes in regulation or insufficient taxable income could impact IESI-BFC's ability to utilize tax loss carryfowards which could have a significant impact on deferred income taxes.

        The recognition of deferred tax assets related to unutilized loss carryfowards is supported by IESI-BFC's historical and expected continuing ability to generate income subject to tax. While unlikely, should IESI-BFC be unable to continue generating income subject to tax, deferred tax assets stemming from unutilized loss carryforwards may not be available to it prior to their expiry. IESI-BFC has historically and will continue to use every effort to ensure that discretionary tax deductions are curtailed in periods where the expiry of loss carryforwards are imminent to maximize its realization of these deferred tax assets. Should IESI-BFC not be able to realize on deferred tax assets attributable to loss carryforwards, it would record a deferred income tax expense in the period when IESI-BFC determined the losses to be less likely than not to be realized. IESI-BFC's maximum exposure is equal to the carrying amount of the deferred tax asset attributable to loss carryfowards, approximately $95,500. In light of IESI-BFC's historical ability to generate income subject to tax and based on its expectations for the future, IESI-BFC views the risk of not realizing on these deferred tax assets as low.

        IESI-BFC recognizes accounting expense related to its accounting for landfill closure and post-closure costs. While these accounting expenses are recorded in IESI-BFC's statement of operations they are not deductible for tax on a similar basis. IESI-BFC is obligated under the terms of its landfill operating permits to satisfy the obligations for closure and post-closure monitoring. IESI-BFC views its historical financial performance, expected future financial performance, relationships with all levels of government and community as key indicators that IESI-BFC will continue as a going concern for some time, and as such deem the risk of not recognizing these deferred tax assets as low.

Accrued accident claims reserve

        In the U.S. IESI-BFC is self-insured for certain general liability, auto liability, and workers' compensation claims. For claims that are self-insured, stop-loss insurance coverage is maintained for incidents in excess of $250 and $500, depending on the policy period in which the claim occurred. Annually, IESI-BFC uses independent actuarial reports as a basis for developing estimates for reported claims and estimating claims incurred but not reported.

        Significant fluctuations in assumptions used to assess and accrue for accident claims reserves, including filed and unreported claims, claims history, the frequency of claims and settlement amounts, could result in a material adverse or positive impact on IESI-BFC's financial condition and operating performance.

Other

        Other estimates include, but are not limited to, the following: estimates of IESI-BFC's allowance for doubtful accounts receivable; recoverability assumptions for landfill development assets; the useful life of capital and intangible assets; estimates and assumptions used in the determination of the fair value of contingent acquisition payments; various economic estimates used in the development of fair value estimates, including but not limited to interest and inflation rates; share or trust unit based compensation, including a variety of option pricing model estimates; and the fair value of financial instruments.

New Accounting Policies Adopted or Requiring Adoption

Non-controlling Interests in Consolidation Financial Statements

        In December 2007, the Financial Accounting Standards Board ("FASB") issued guidance on non-controlling interests in consolidated financial statements. The guidance requires ownership interests in subsidiaries held by parties other than the parent to be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from parent's equity. The standard also requires consolidated net income attributable to the parent and to the non-controlling interest to be clearly identified and presented on the face of the consolidated statement of income. While the parent's control is retained, the standard requires changes in the parent's ownership interest to be accounted for as an equity transaction. Upon deconsolidation of a subsidiary, any retained non-controlling equity investment in the former subsidiary is initially measured at fair value and the gain or loss on the deconsolidation is measured using the fair value of any non-controlling equity investment rather than the carrying amount of the retained investment. For IESI-BFC, this guidance is effective January 1, 2009 and is applied prospectively, except for the presentation and disclosure requirements which are applied retrospectively for all periods presented. Earlier adoption is prohibited. IESI-BFC has retrospectively reflected the presentation and disclosure requirements in its financial statements.

Business Combinations

        In December 2007, FASB issued a standard on business combinations. The standard establishes principles and requirements for an acquirer to recognize and measure the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree, how goodwill or a gain from a bargain purchase is recognized and measured in a business combination, and outlines disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of a business combination. This standard outlines that the acquisition date fair value is the measurement objective for all assets acquired and liabilities assumed. It requires that all acquisition related and restructuring costs be charged to earnings and requires contingent consideration to be recognized at its fair value on the date of acquisition. Certain contingent consideration arrangements will result in fair value changes being recognized in earnings through final settlement. This statement eliminates adjustments to goodwill for changes in deferred income tax assets and uncertain tax positions after the acquisition accounting measurement period (limited to one year from the date of acquisition). The standard is effective prospectively for acquisitions that occur on or after January 1, 2009 and has been applied prospectively to business combinations consummated from January 1, 2009 onward. Accordingly, its adoption had no effect on previously reported amounts.

        In April 2009, FASB issued a staff position which addresses the accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies. This guidance amends and clarifies the business combinations standard regarding application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination.

        The staff position requires that an acquirer shall recognize an asset acquired or a liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period. If the acquisition-date fair value of the contingency cannot be determined during the measurement period, an asset or a liability shall be recognized at the acquisition date if information available before the end of the measurement period indicates that it is probable that an asset existed or that a liability had been incurred at the acquisition date and the amount of the asset or liability can be reasonably estimated. If these criteria are not met at the acquisition date using information that is available during the measurement period, the acquirer shall not recognize an asset or liability as of the acquisition date. In periods after the acquisition date, the acquirer shall account for an asset or a liability arising from a contingency that does not meet the recognition criteria at the acquisition date in accordance with other applicable GAAP. This guidance is effective prospectively for acquisitions that occur on or after January 1, 2009 and accordingly its adoption had no effect on previously reported amounts.

Disclosures about Derivative Instruments and Hedging Activities

        In March 2008, FASB issued guidance on disclosures of derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under derivative instruments and hedging activities guidance and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This guidance is intended to enhance the current disclosure framework and requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. The additional disclosure conveys the purpose of derivative use in terms of the risks that the entity is intending to manage. Also, disclosing the fair values of derivative instruments and their gains and losses in a tabular format and credit-risk-related contingent features and their impact on an entity's liquidity is required. For IESI-BFC, this guidance is effective January 1, 2009 and its adoption did not have a significant impact on IESI-BFC's financial statements.

Useful Life of Intangible Assets

        In April 2008, FASB issued guidance on the determination of the useful life of intangible assets, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under goodwill and other intangibles guidance. The purpose of this guidance is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset. Accordingly, entities are required to disclose information for a recognized intangible asset that enables users of the financial statements to assess the extent to which the expected future cash flows associated with the asset are affected by the entities intent and/or ability to renew or extend the arrangement. For IESI-BFC, this guidance is effective January 1, 2009 and its adoption did not have a significant impact on IESI-BFC's financial statements.

Subsequent Events

        In May 2009, FASB issued guidance on subsequent events. The guidance provides a general standard of accounting for, and disclosures of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. For IESI-BFC, this guidance is effective June 30, 2009 and its adoption did not have a significant impact on IESI-BFC's financial statements.

Determining Fair Value

        In April 2009, FASB issued guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions are not orderly. This guidance also emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains unchanged. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. For IESI-BFC, this guidance is effective June 30, 2009 and its adoption did not have a significant impact on IESI-BFC's financial statements.

Recognition and Presentation of Other-Than-Temporary Impairments

        In April 2009, FASB issued guidance on recognition and presentation of other-than-temporary impairments. This guidance addresses other-than-temporary impairment analysis under existing U.S. GAAP to determine whether the holder of an investment in a debt or equity security for which changes in fair value are not regularly recognized in earnings (such as securities classified as held-to-maturity or available-for-sale) should recognize a loss in earnings when the investment is impaired. An investment is impaired if the fair value of the investment is less than its amortized cost.

        This guidance amends the other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. In addition, this guidance does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. For IESI-BFC, this guidance is effective June 30, 2009 and its adoption did not have any impact on IESI-BFC's financial statements.

FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles

        In June 2009, FASB issued guidance on accounting standards codification and the hierarchy of generally accepted accounting principles. This guidance is the source of authoritative U.S. GAAP recognized by FASB and applied by non-governmental entities. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. On the effective date of this guidance, the codification supersedes all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the codification will become non-authoritative.

        FASB will not issue new standards in the form of statements, staff positions, or emerging issues task force abstracts. Instead, it will issue accounting standards updates. FASB does not consider accounting standards updates as authoritative in their own right. Accounting standard updates will serve only to update the codification, provide background information about the guidance, and provide the basis for conclusions related to the change(s) in codification.

        As originally issued, the hierarchy of generally accepted accounting principles identified the sources of accounting principles and the framework for selecting the principles used in preparing the financial statements of non-governmental entities that are presented in conformity with U.S. GAAP. This guidance arranged these sources of GAAP in a hierarchy for users to apply accordingly. The new guidance characterizes all guidance at the same level of authority. The use of non-authoritative GAAP is permitted when authoritative GAAP is absent.

        For IESI-BFC, this guidance is effective July 1, 2009 and its adoption did not have any impact on IESI-BFC's financial statements.

Fair Value Measurements and Disclosures

        In August 2009, FASB issued guidance on fair value measurements and disclosures. This guidance provides clarification on measuring liabilities at fair value when a quoted price in an active market for an identical liability is not available. The guidance requires that an entity employ one or more valuation techniques using the following: the quoted price of the identical liability when traded as an asset, the quoted price for similar liabilities or similar liabilities when traded as an asset, or other valuation techniques consistent with existing fair value measurement guidance. Other valuation techniques include using a present value technique or a market approach, which is based on the amount at the measurement date that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability. The guidance also states that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustments to other inputs relating to the existence of a restriction that prevents the transfer of the liability. For IESI-BFC, this guidance is effective October 1, 2009 and its adoption did not have any impact on IESI-BFC's financial statements.

Improving Fair Value Measurements and Disclosures

        In January 2010, FASB issued additional disclosure guidance aimed at improving fair value measurements and disclosures. This amending guidance sets forth new disclosures which include the following: disclosure of significant transfers in and out of Level 1 and Level 2 fair value measurements accompanied by a description for the reasons for the transfers, a reconciliation of fair value measurements in Level 3 presenting separately information about purchases, sales, issuances and settlements on a gross rather than net basis, disclosure of fair value measurements for each class of assets and liabilities, and disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements (Level 2 and Level 3). For IESI-BFC, this guidance is effective January 1, 2010, except for the disclosure of purchases, sales, issuances and settlements in the roll forward activity for Level 3 fair value measurements, which is effective January 1, 2011. This guidance is not expected to have a significant impact on IESI-BFC's financial statements.

Related Party Transaction
(all amounts are in thousands of U.S. dollars, unless otherwise stated)

        On January 4, 2010, IESI-BFC entered into a Share Purchase Agreement with two companies to acquire a fifty percent ownership interest in each. The remaining fifty percent ownership interests are held by two trusts. The brother of IESI-BFC's Vice-Chairman and Chief Executive Officer serves as a trustee for both trusts and IESI-BFC's Vice-Chairman and Chief Executive Officer serves as a trustee for one of the two trusts. IESI-BFC's Vice-Chairman and Chief Executive Officer has no economic interests in the trusts or their underlying assets. The business conducted by each of these two companies is consistent with the business of IESI-BFC and is comprised principally of compactor and related equipment rental. IESI-BFC's investment in these companies totaled approximately $3,300 or C$3,500, which includes common shares in the invested companies and net adjustments, as defined in the Share Purchase Agreement.

        IESI-BFC is accounting for its investments in these companies using the equity method of accounting. The equity method of accounting requires that IESI-BFC record its initial investment cost and the carrying value of its investment is subsequently adjusted to include its pro rata share of post-acquisition earnings from the investee, computed by the consolidation method. The amount of the adjustment is included in the determination of IESI-BFC's net income. In addition, IESI-BFC's investment in these companies is also increased or decreased to reflect its share of capital transactions and changes in accounting policies and corrections of errors relating to prior period financial statements applicable to post-acquisition periods. Dividends received or receivable from IESI-BFC's investee reduce the carrying value of IESI-BFC's investment.

Outlook
(all amounts are in thousands of U.S. dollars, unless otherwise stated)

Overview

        Management is committed to employing its improvement and market-focused strategies with the goal of delivering value to its shareholders. Management's objective is improvement, which equates to a focus on continuous revenue growth and effective cost management. New market entry, existing market densification, and landfill development will be IESI-BFC's continued focus as it looks for ways to expand its operations, increase customer density in strategic markets, and increase internalization. IESI-BFC's strengths remain founded in the following: historical organic growth, growth through strategic acquisition, strong competitive position, a solid customer base with long-term contracts, disciplined operating process, predictable replacement expenditure requirements, and stable cash flows. IESI-BFC remains committed to actively managing these strengths in the future.

Strategy

        Increase collection density.    IESI-BFC seeks to compete in high density, urban markets that provide it with the opportunity to further develop its market positions. IESI-BFC's ability to strategically increase collection density in a given market enhances its flexibility to pursue organic growth strategies, generate cash flow and achieve margin expansion through vertical integration. In addition, driving additional revenue per hour against a fixed cost base creates operating leverage in IESI-BFC's business model. IESI-BFC will continue to focus on existing markets that support its market strategy and will pursue new markets that provide an opportunity to apply its operational strategy.

        Optimize asset mix to improve return on capital.    IESI-BFC seeks to balance the composition of its assets within its segments and operating areas to effectively implement its asset productivity strategies. By optimizing IESI-BFC's collection and disposal asset base around a mix of commercial, industrial and residential customers, IESI-BFC believes it can increase its return on invested capital. IESI-BFC's asset mix in Canada has consistently generated strong adjusted EBITDA in each of the last five years. IESI-BFC has and will continue to execute a variety of strategies to adjust its asset mix and to improve margins in its U.S. operations. For example, IESI-BFC's asset footprint in its northeast segment has a higher proportion of landfill operations than it deems optimal. Accordingly, IESI-BFC intends to acquire collection assets to increase density and optimize price and volume strategies through its collection assets in this or adjacent segments.

        Generate internal growth.    Through focused business development efforts, IESI-BFC strives to increase contracted waste volumes in the markets it serves. In particular, IESI-BFC is focused on obtaining new commercial, industrial and residential contracts in markets that it can integrate into its existing operations. By increasing route density, IESI-BFC can enhance the internalization and margin profile of its existing operations. In addition, IESI-BFC intends to apply different pricing strategies, when appropriate, to appropriately capture the value of its service offerings.

        Enhance internalization.    IESI-BFC seeks to increase the internalization of waste in markets it serves by controlling the waste stream, from its collection to its disposal operations. Internalization gives IESI-BFC a greater ability to control costs by avoiding third-party landfill tipping fees and allows for better asset utilization within its business. IESI-BFC believes vertical integration is critical to maintaining access to a landfill or other waste disposal facility on favorable terms and to maintaining a steady supply of waste, which is needed in order to economically operate these facilities. IESI-BFC aims to increase route density and acquire assets that enhance vertical integration opportunities in markets that support its internalization goals.

        Pursue strategy enhancing acquisitions.    IESI-BFC employs a disciplined approach to evaluating strategic acquisitions. IESI-BFC intends to pursue acquisitions that support its market strategy and are accretive on a free cash flow measure before synergies. IESI-BFC's acquisition efforts are focused on markets that it believes enhance its existing operations or provide significant growth opportunities. IESI-BFC believes that its experienced management team, decentralized operating strategy, financial strength and scale make it an attractive buyer for acquisition targets.

Operations

        IESI-BFC's objective is to pass through fuel and commodity surcharges, and environmental costs, including government imposed disposal charges to its end customers, with a view to eliminating variability in its operating results and cash flows. However certain services and contracts make it difficult to recover fuel and commodity price variability. Therefore, to eliminate a portion of this variability, IESI-BFC may enter into fuel and commodity hedges. Readers are reminded that increasing fuel costs, environmental costs, and government imposed disposal charges result in higher revenues when passed through to end customers, which, all else equal, reduces IESI-BFC's gross operating margin (defined as revenues less operating expenses divided by revenues).

Revenues

        IESI-BFC believes that its revenues are closely correlated to both gross domestic product ("GDP") growth and overall population growth in the segments IESI-BFC serves. In Canada, the GDP growth forecast is approximately 2.5 to 3.0% for 2010. Accordingly, and at a minimum, IESI-BFC expects to realize 2010 revenue growth in Canada of not less than 2.5 to 3.0%, on the assumption GDP forecasts for 2010 materialize. In addition, IESI-BFC remains committed to the pursuit of volume and organic growth to improve density and productivity, and IESI-BFC will continue to look for core pricing growth in the markets IESI-BFC services. Further, IESI-BFC will look to maximize landfill tonnages and recover operating cost variances resulting from diesel fuel pricing and other cost variables, and it will continue its growth through strategic tuck-in acquisition.

        In the U.S., GDP growth is forecast to grow between 2.5 to 3.0%. IESI-BFC expects its U.S. south segment will benefit from this GDP growth, however, IESI-BFC is less optimistic that its U.S. northeast segment will grow at this pace in 2010. Not unlike IESI-BFC's Canadian segment, IESI-BFC's U.S. segment will continue to execute its market focused strategies, to influence price, volume, densification and productivity. IESI-BFC will continue to pass along operating cost variability and continue IESI-BFC's growth through strategic acquisition.

        Successfully closing the acquisition with WSI will result in a significant change in IESI-BFC's consolidated revenues for 2010. On a combined basis, IESI-BFC expects that consolidated revenues, expressed on an annualized basis, will be in excess of $1,500,000. This expected amount is provided without taking into account divestitures resulting from regulatory reviews required to complete the transaction.

        Residential and other government contract bids may require significant capital expenditures and may require IESI-BFC to borrow on its long-term debt facilities. Adjusted EBITDA resulting from new contracts awarded will materialize in subsequent periods.

Other

Cross listing

        In connection with IESI-BFC's NYSE listing and U.S. public offering, IESI-BFC's shares are listed on both the Toronto and New York stock exchanges. Investors and potential investors can trade IESI-BFC's common shares on either exchange. Since cross listing its shares, IESI-BFC has experienced a two fold increase in the total average daily trading volume of its common shares.

Taxation

        In conjunction with IESI-BFC's conversion from an income trust to a corporation, intercompany notes existing, prior to conversion, were effectively repaid or capitalized. Accordingly, intercompany interest expense borne by IESI-BFC's subsidiaries is, post conversion, no longer available to shelter income subject to tax. IESI-BFC has effectively utilized the tax shelter available from carryforward losses in its Canadian segment, which has resulted, and will continue to result in, higher comparative cash tax expense in 2010. Please refer to the liquidity section below for additional details.

        In March 2010, the Minister of Finance announced that it intends to allow the deduction of property losses that would have otherwise been lost to subsidiaries of an income trust resulting from the trust's wind-up. This position requires enactment before IESI-BFC can record the benefit for accounting purposes. The benefit is expected to be in excess of C$3,000.

Financing strategic growth

        One of IESI-BFC's objectives is to grow organically and through strategic acquisition. Growth through strategic acquisition is dependent on IESI-BFC's ability to generate free cash flow and IESI-BFC's ability to access debt and equity in the capital markets. IESI-BFC remains confident it will continue to generate free cash flow in excess of its dividend payments, and these excess amounts will be available to finance a portion of its continued growth, including growth through strategic acquisition. Significant growth, especially through strategic acquisition, will require continued access to debt and equity in the capital markets. Any capital market restrictions could affect IESI-BFC's growth through strategic acquisition. IESI-BFC remains confident that its current access to the capital markets is sufficient to meet its near and longer-term demands for growth.

Liquidity

        IESI-BFC's ability to generate cash from operations is strong. In 2009, IESI-BFC effectively utilized all remaining losses available to shelter income otherwise subject to tax in its primary Canadian operating companies. Accordingly, IESI-BFC expects current income taxes to rise in 2010, all things equal.

        In connection with IESI-BFC's planned merger with WSI, it expects to refinance its Canadian credit facility and U.S. credit facilities in 2010. Please refer to the "Liquidity and Capital Resource" section of this MD&A for further details. While IESI-BFC expects to enjoy significant cash flows contributed from WSI's operations, post merger, IESI-BFC will incur higher comparative borrowing costs on Canadian and U.S. credit facility advances. IESI-BFC anticipates that borrowings under the refinanced facility will attract interest at rates which are higher than those charged on current borrowings. Interest expense is fully deductible against income subject to tax. Accordingly, higher interest rate expense will result in lower tax expense.

        In addition, borrowing rates are at historical lows in both Canada and the U.S. Accordingly, if the economy strengthens, IESI-BFC would expect interest rates to increase commensurate with the improvement in the economy. An increase in interest rates results in higher interest expense partially offset by lower current or deferred income tax expense.

        IESI-BFC's operations generate stable cash flows, which it expects will be in excess of its needs to continue operating the business, steady state and paying dividends, as currently set forth by its Board of Directors. If IESI-BFC does not execute on its strategy to grow through acquisition, it expects that excess cash would initially be applied to long-term debt advances and secondarily to the repurchase of its outstanding common shares or higher dividend payments. Executing significant acquisitions will impact IESI-BFC's available liquidity and can affect its borrowing rates. IESI-BFC's corporate development team continues to pursue and execute its strategy of growth through acquisition. However, it is difficult to ascertain which targets will effectively be acquired and the resulting impact on IESI-BFC's liquidity.

Withholding taxes on foreign source income

        When and as applicable, withholding tax on foreign source income is recorded as current income tax expense on the consolidated statement of operations and comprehensive income or loss. An increase in dividends paid by IESI, or the inability of IESI to return capital, will result in increasing withholding taxes from foreign source income received by IESI-BFC.

Optimization of tax losses and tax efficiency of structure

        Management periodically reviews its organizational structure to promote tax efficiency and to optimize the use of tax losses within the structure. IESI-BFC expects to incur additional reorganization costs in this regard.

Amortization

        IESI-BFC has historically accounted for acquisitions applying the purchase method of accounting. The purchase method of accounting required IESI-BFC to recognize the fair value of all assets acquired and liabilities assumed, including recognizing all intangible assets separately from goodwill. On acquisition, fair value adjustments typically increased the carrying amount of capital and landfill assets and typically resulted in the allocation of a portion of the purchase price to identified intangible assets. Accordingly, capital, landfill and intangible asset amortization not only includes amortization of original cost but also includes the amortization of fair value adjustments recognized on acquisition. Even though IESI-BFC has grown organically, a significant portion of its growth has been through acquisitions. Therefore, fair value adjustments included in amortization expense are significant. IESI-BFC's most notable fair value adjustments arose on the formation of its predecessor company, its initial public offering, and its acquisitions of IESI, the Ridge landfill, and Winters Bros. Due to the inherent difficulty in isolating each fair value adjustment for every acquisition completed by IESI-BFC, the following selected amounts demonstrate the impact fair value adjustments had on amortization expense for the year ended December 31, 2009: fair value adjustments for landfill assets and recognized intangible assets on IESI-BFC's initial public offering accounted for approximately $15,600, or 10.0%, of total 2009 amortization expense, and fair value adjustments for capital and landfill assets recognized on IESI-BFC's acquisition of IESI accounted for approximately $12,300 or 7.9%, of total 2009 amortization expense. Fair value adjustments are recognized in amortization expense over the useful life of the underlying asset and for landfill assets over the landfills permitted or deemed permitted useful life. As IESI-BFC continues to grow through acquisition, amortization expense will continue to increase. Increases will be partially offset by declines in fully amortized fair value adjustments.

        Effective April 2010, certain intangible assets recognized on the Fund's original initial public offering will be fully amortized. Accordingly, quarterly intangible asset amortization will decline by approximately C$2,200.

Environmental Matters

Legislation and governmental regulation

        IESI-BFC is subject to extensive legislation and governmental regulation that may restrict or increase the cost of IESI-BFC's operations.

        IESI-BFC's equipment, facilities and operations are subject to extensive and changing federal, provincial, state and local laws and regulations relating to environmental protection, health, safety, training, land use, transportation and related matters. These include, among others, laws and regulations governing the use, treatment, transportation, storage and disposal of wastes and materials, air quality, water quality, permissible or mandatory methods of processing waste and the remediation of contamination associated with the release of hazardous substances. In addition, federal, provincial, state and local governments may change the rights they grant to, and the restrictions they impose on, waste management companies, and those changes could restrict IESI-BFC's operations and growth.

        IESI-BFC's compliance with regulatory requirements is costly. IESI-BFC may be required to enhance, supplement or replace its equipment and facilities and to modify landfill operations and, if it is unable to comply with applicable regulatory requirements, it could be required to close certain landfills or may not be able to offset the cost of complying with these requirements. In addition, environmental regulatory changes or an inability to obtain extensions to the life of a landfill could accelerate or increase accruals or expenditures for closure and post-closure monitoring and obligate IESI-BFC to spend monies in addition to those currently accrued.

        Extensive regulations govern the design, operation, and closure of landfills. For example, in October 1991, the U.S. Environmental Protection Agency ("EPA") established minimum federal requirements for solid waste landfills under Subtitle D of The Federal Resource Conservation and Recovery Act of 1976, as amended (the "Subtitle D Regulations"). If IESI-BFC fails to comply with the Subtitle D Regulations, it could be required to undertake investigatory or remedial activities, curtail operations or close a landfill temporarily or permanently, or be subject to monetary penalties. Moreover, if regulatory agencies fail to enforce the Subtitle D Regulations vigorously or consistently, competitors whose facilities do not comply with the Subtitle D Regulations or their state counterparts may obtain an advantage over IESI-BFC. The financial obligations arising from any failure to comply with the Subtitle D Regulations could harm IESI-BFC's business and operating results.

        Certain of IESI-BFC's waste disposal operations traverse state, provincial, county and the Canada/U.S. national boundaries. In the future, IESI-BFC's collection, transfer, and landfill operations may be affected by proposed U.S. federal legislation governing interstate shipments of waste. Such proposed federal legislation could prohibit or limit the disposal of out-of-state waste (including waste from Canada) and may require states, under certain circumstances, to reduce the amount of waste exported to other states. If this or similar legislation is enacted in states in which IESI-BFC operates, it could have an adverse effect on IESI-BFC's operating results, including IESI-BFC's landfills that receive a significant portion of waste originating from out-of-state. In addition, IESI-BFC believes that several states have proposed or have considered adopting legislation that would regulate the interstate transportation and disposal of waste in the states' landfills.

        Certain collection, transfer, and landfill operations may also be affected by "flow control" legislation. Some states and local governments may enact laws or ordinances directing waste generated within their jurisdiction to a specific facility for disposal or processing. If this or similar legislation is enacted, state or local governments could limit or prohibit disposal or processing of waste in transfer stations or landfills or in third party landfills used by IESI-BFC.

        In 1996, the New York City Council enacted Local Law 42, which prohibits the collection, disposal or transfer of commercial and industrial waste without a license issued by the New York City Business Integrity Commission, formerly known as the Trade Waste Commission (the "Business Integrity Commission"), and requires Business Integrity Commission approval of all acquisitions or other business combinations in New York City proposed by all licensees. The need for review by the Business Integrity Commission could delay IESI-BFC's consummation of acquisitions in New York City, which could limit its ability to expand its business in this region.

        From time to time, provincial, state or local authorities consider and sometimes enact laws or regulations imposing fees or other charges on waste disposed of at landfills. If additional fees are imposed in jurisdictions in which IESI-BFC operates and it is not able to pass the fees through to its customers, its operating results would be negatively affected.

        IESI-BFC must comply with the requirements of federal, provincial, and state legislation related to worker health and safety. These requirements can be onerous and include, in Canada, a requirement that any person that directs (or has the authority to direct) how another person does work or performs a task must take reasonable steps to prevent bodily harm to any person arising from that work or task. Failure to comply with these requirements may result in criminal or quasi-criminal proceedings and related penalties.

        The operational and financial effects discussed above associated with compliance with the laws and regulations and changes thereto to which IESI-BFC is subject, could require IESI-BFC to make significant expenditures or otherwise affect the way it operates its business, and could affect its financial condition and results of operations.

Environmental regulation and litigation

        IESI-BFC may be subject to legal action relating to compliance with environmental laws, and to civil claims from parties alleging some harm as a consequence of migrating contamination, odors, and other releases to the environment or other environmental matters (including the acts or omissions of its predecessors) for which the business may be responsible. IESI-BFC may also be subject to court challenges of its operating permits.

        Solid waste management companies are often subject to close scrutiny by federal, provincial, state, and local regulators, as well as private citizens, and may be subject to judicial and administrative proceedings, including proceedings relating to their compliance with environmental and local land use laws.

        In general, environmental laws authorize federal, provincial, state or local environmental regulatory agencies and attorneys general (and in some cases, private citizens) to bring administrative or judicial actions for violations of environmental laws or to revoke or deny the renewal of a permit. Potential penalties for such violations may include, among other things, civil and criminal monetary penalties, imprisonment, permit suspension or revocation, and injunctive relief. These agencies and attorneys general may also attempt to revoke or deny renewal of IESI-BFC's permits, franchises or licenses for violations or alleged violations of environmental laws or regulations. Under certain circumstances, citizens are also authorized to file lawsuits to compel compliance with environmental laws, regulations or permits under which IESI-BFC operates and to impose monetary penalties. Surrounding landowners or community groups may also assert claims alleging environmental damage, personal injury or property damage in connection with IESI-BFC's operations.

        From time to time, IESI-BFC has received, and may in the ordinary course of business in the future receive, citations or notices from governmental authorities alleging that its operations are not in compliance with its permits or certain applicable environmental or land use laws or regulations. IESI-BFC will generally seek to work with the relevant authorities and citizens and citizen groups to resolve the issues raised by these citations or notices. However, IESI-BFC may not always be successful in resolving these types of issues without resorting to litigation or other formal proceedings. Any adverse outcome in these proceedings, whether formal or informal, could result in negative publicity, reduce the demand for IESI-BFC's services, and negatively impact results from operations. A significant judgment against IESI-BFC, the loss of a significant permit or license or the imposition of a significant fine could also affect its financial condition and results of operations.

        IESI-BFC's future compliance with landfill gas management requirements under the Clean Air Act of 1970, as amended (the "Clean Air Act"), may require installation of costly equipment, as well as incurring additional operating and maintenance costs.

Environmental contamination

        IESI-BFC may have liability for environmental contamination associated with its current and former facilities as well as third party facilities. IESI-BFC may also be susceptible to negative publicity if it is identified as the source of potential environmental contamination.

        IESI-BFC could be liable to federal, provincial or state governments or other parties if hazardous (or other regulated or potentially harmful) substances contaminate or have contaminated its properties, including soil or water under its properties, or if such substances from its properties contaminate or have contaminated the properties of others. IESI-BFC could be liable for this type of contamination even if the contamination did not result from these activities or occurred before it owned or operated the properties. IESI-BFC could also be liable for such contamination at properties to which it transported such substances or arranged to have hazardous substances transported, treated or disposed. Certain environmental laws impose joint and several and strict liability in connection with environmental contamination, which means that IESI-BFC could have to pay all recoverable damages, even if it did not cause or permit the event, circumstance or condition giving rise to the damages. Moreover, many substances are defined as "hazardous" under various environmental laws and their presence, even in minute amounts, can result in substantial liability. While IESI-BFC may seek contribution for these expenses from others, IESI-BFC may not be able to identify who the other responsible parties are and IESI-BFC may not be able to compel them to contribute to these expenses, or they may be insolvent or unable to afford contribution. If IESI-BFC incurs liability and if it cannot identify other parties whom IESI-BFC can compel to contribute to its expenses and who are financially able to do so, its financial condition and results of operations may be adversely impacted.

        In addition, IESI-BFC has previously acquired, and may in the future acquire, businesses that may have handled and stored, or will handle and store, hazardous substances, including petroleum products, at their facilities. These businesses may have released substances into the soil or groundwater. They may also have transported or disposed of substances or arranged to have transported, disposed of or treated substances to or at other properties where substances were released into soil or groundwater. Depending on the nature and business of these acquisitions, and other factors, IESI-BFC could be liable for the cost of cleaning up any contamination, and other damages for which the acquired businesses are liable. Any indemnities or warranties IESI-BFC obtained or obtains in connection with the purchases of these businesses may not suffice to cover these liabilities, due to limited scope, amount or duration, the financial limitations of the party who gave or gives the indemnity or warranty, or other reasons. Moreover, available insurance does not cover liabilities associated with some environmental issues that may have existed prior to attachment of coverage.

        IESI-BFC could be subject to legal actions brought by governmental or private parties in connection with environmental contamination or discharges. Any substantial liabilities associated with environmental contamination, whether to federal, provincial or state environmental authorities or other parties, could affect IESI-BFC's financial condition and results of operations.

        The currently inactive Tantalo landfill, which is located on the Seneca Meadows landfill, has been identified by the State of New York as an "Inactive Hazardous Waste Disposal Site". In the second quarter of 2009, the Department of Environmental Conservation reclassified the site to one which no longer presents a significant threat to public health or the environment. The reclassification is the result of recently completed remedial construction activities.

Climate Change Risk

        IESI-BFC believes it is exposed to regulatory risks related to climate change because it operates in one of the most heavily regulated industries in North America. The addition of increased regulations for the management of Green House Gases ("GHG"), particularly methane as a component of landfill gas, has been anticipated in the United States and in Canada. IESI-BFC believes it is well positioned to manage these changes without severe impact to its operations. The management of landfill gas generated at IESI-BFC's landfills has been an integral part of its operations for many years, and the associated costs required to manage this gas is contemplated in the development of its landfill asset amortization rates and asset retirement obligations.

        IESI-BFC expects and encourage further strengthening of regulations related to its industry, and it is committed to ensuring IESI-BFC's operations meet and, where possible, exceed those requirements. While meeting an ever-increasing regulatory regime can be costly, IESI-BFC proactively undertakes initiatives to manage its GHG obligations to minimize those costs in an environmentally conscious manner.

        IESI-BFC has taken action to manage regulatory risks and as one of North America's largest environmental services companies, IESI-BFC has extensive experience and resources needed to operate in a highly regulated industry with strict legislation. In addition to meeting and exceeding regulatory expectations for many years, IESI-BFC works constantly to identify best management practices that promote environmental sustainability.

        IESI-BFC regularly reviews regulatory risks by qualified internal and external personnel at the local, regional and national levels. This means that in all of IESI-BFC's communities learning about new and improved methods of managing its services occurs by engaging with regulators and with industry experts to ensure IESI-BFC is always at the forefront of environmental excellence.

        IESI-BFC is also exposed to physical risks. IESI-BFC's operations provide service to various Canadian and U.S. markets, and it operates landfills, transfer stations, materials recovery facilities and three landfill gas to energy facilities. In addition, several of IESI-BFC's landfills include facilities for the collection and thermal destruction of methane, and two facilities provide methane to third parties for conversion to electricity. Some of these markets are located in geographic areas with altitudes close to sea level, but the majority are located either remote from or at sufficient altitudes as to not be affected by sea level change.

        IESI-BFC is prepared for and has historically taken steps to minimize the potential impact of extreme events, such as weather, to its operations. IESI-BFC is also dependent on suppliers of various resources such as waste collection vehicles, fuel and other consumables. Any extreme disruption in the supply of such resources could impede IESI-BFC's ability to operate efficiently.

        IESI-BFC continually reviews its physical risks as part of regular management operating reviews and, as issues are raised, it adapts its operating processes to minimize potential impacts from these risks.

        IESI-BFC is also aware of consumer attitudes and demands, and changes thereto, as the public becomes ever increasingly aware of, and educated about, environmental issues. IESI-BFC believes that consumers prefer to work with companies that are environmentally astute, provide environmentally sound services and encourage environmental well-being. IESI-BFC encourages these attitudes and beliefs and, as an industry leader, it is well-positioned to assist its customers in realizing beneficial actions and in adjusting to changes in regulation or service that may result from climate change initiatives. IESI-BFC is committed to identifying and offering services that can mutually benefit its customers while also addressing their climate change issues. IESI-BFC regularly reviews its operations and policies to incorporate innovation and strategic management plans to reduce greenhouse gas emissions while remaining committed to provide competitive customer service and having continued respect for regulations and environmental stewardship.

 DIRECTORS AND MANAGEMENT OF IESI-BFC

IESI-BFC's Board of Directors and Executive Officers

        Biographical information, as of April 27, 2010, concerning members of IESI-BFC's board of directors (which is referred to in this section as the "Board of Directors") and executive management is set forth below. IESI-BFC's Board of Directors is comprised of seven members, of which six members are elected annually and the seventh is appointed by the Board of Directors at the direction of the IESI-BFC Group's Retained Interest Holders in accordance with the Second Amended and Restated Securityholders' Agreement.

Name	Age	Position
Keith A. Carrigan	59	Vice-Chairman, Chief Executive Officer and Director
Charles F. Flood	64	President and Director
Joseph D. Quarin	44	Executive Vice President and Canadian Chief Operating Officer
Thomas J. Cowee	53	Vice President and Chief Financial Officer
William Chyfetz	54	Vice President, General Counsel and Secretary
Joseph H. Wright	67	Director
James J. Forese	74	Non-Executive Chairman
Daniel M. Dickinson	48	Director
Daniel R. Milliard	62	Director
Douglas Knight	58	Director

Keith A. Carrigan
Mr. Carrigan has been the Vice-Chairman and Chief Executive Officer and Director of IESI-BFC and its predecessors since the June 2000 acquisition of their assets from Allied Waste Industries, Inc. and its affiliates. He was responsible for successfully acquiring, assimilating and improving the operations of IESI-BFC after the acquisition. Prior to joining IESI-BFC, Mr. Carrigan was involved in the development and/or management of various non-hazardous solid waste management and recycling businesses. Mr. Carrigan has been involved with the solid waste management industry for most of his career, which spans more than 30 years. Most notably, he was Vice President of Waste Management, Inc. in the United States, and President of Waste Management of Canada Corporation.
James J. Forese(1)
Mr. Forese is currently the Non-Executive Chairman and Director of IESI-BFC. Mr. Forese has been a member of IESI-BFC's board of directors since 2005. Mr. Forese joined Thayer/Hidden Creek Partners in July 2003 and currently serves as an Operating Partner and Chief Operating Officer. From 1996 to 2003, Mr. Forese worked for IKON Office Solutions, most recently as the Chairman and Chief Executive Officer. Prior to joining IKON, Mr. Forese spent 36 years with IBM Corporation, most recently as Chairman of IBM Credit Corporation. In addition, Mr. Forese held numerous other positions during his tenure at IBM Corporation including as a senior executive with IBM World Trade Europe/Middle East/Africa and IBM World Trade Americas, President of the Office Products Division, Corporate Vice President and Controller and Corporate Vice President of Finance. Mr. Forese currently serves on the board of directors of Spherion Corporation, as Non-Executive Chairman, and on the board of directors of MISTRAS Group, Inc. Mr. Forese earned a B.E.E. in Electrical Engineering from Rensselaer Polytechnic Institute and an M.B.A. from Massachusetts Institute of Technology.
Charles F. Flood
Mr. Flood, one of the founders of IESI, has been IESI-BFC's President and a member of IESI-BFC's board of directors since 2005. Mr. Flood was IESI's Chief Executive Officer, President and a member of IESI's board of directors since IESI's inception. From 1989 to 1995, he was employed with Waste Management, Inc. as Group President from 1993 to 1995 in the northeastern United States and Canada, Regional Vice President from 1991 to 1993 in the south central United States and as Vice President of Operations in Texas from 1989 to 1991. Mr. Flood was President of Laidlaw Waste Services' U.S. solid waste operations from 1986 to 1987. Mr. Flood was President of U.S. and Canadian solid waste operations of GSX Corporation from 1984 to 1986. Mr. Flood was the Region Vice President of the Southern Region of SCA Services, Inc., from 1976 to 1984. Mr. Flood has over 40 years of experience in the solid waste management industry. He has a B.Sc. in Education from the University of Miami and is currently chairman and a Director of the Detachable Container Association. Mr. Flood is also a past director and past Chairman for the Environmental Industry Association, the parent of the National Solid Waste Management Association and Waste Equipment Technology Association.

Daniel M. Dickinson(2)	Mr. Dickinson has been a member of IESI-BFC's board of directors since 2005. He has been employed since 2001 by, and is currently a Managing Partner of Thayer/Hidden Creek Partners, a private equity investment firm located in Washington, D.C. Prior to joining Thayer/Hidden Creek Partners, Mr. Dickinson spent 15 years in mergers and acquisitions, most recently as Co-Head of Global Mergers & Acquisitions at Merrill Lynch. Mr. Dickinson is on the board of directors of Caterpillar Inc. and MISTRAS Group, Inc. He has a J.D. and an M.B.A. from The University of Chicago and a B.S. in Mechanical Engineering and Materials Science, magna cum laude, from Duke University.
Daniel R. Milliard
Mr. Milliard has been a member of IESI-BFC's board of directors since April 2002. He previously served as President and Chief Executive Officer of Sunwell Technologies Inc. from August 2007 to September 2008, as Chief Legal and Business Development Officer at Charles Cole Memorial Hospital from July 2005 to June 2006, and Interim Chief Executive Officer of Natural Convergence Inc. from December 2003 to May 2004. Mr. Milliard was Chief Executive Officer of GT Group Telecom Inc. from September 1999 to February 2003 and President, Chief Operating Officer and a director of Hyperion Communications from May 1992 to March 1999 and from March 1999 to August 1999 Vice Chairman and President. Mr. Milliard has been awarded the Chartered Director designation and the Human Resources and Compensation Committee Certified designation from McMaster University's Directors College programs. Mr. Milliard was Chief Executive Officer of GT Group Telecom Inc. which, in June 2002, while Mr. Milliard was acting in that capacity, made a proposal under the Companies' Creditors Arrangement Act ("CCAA"). GT Group Telecom Inc. emerged from CCAA court protection in February 2003 and was acquired by 360 Networks.
Douglas Knight
Mr. Knight has been a member of IESI-BFC's board of directors since November 2007. He is President of St. Joseph Media, Inc. and has held that position since 2006. From 2003 to 2005, Mr. Knight served as Chairman and Chief Executive Officer of ImpreMedia, LLC in New York. He has also served as Publisher and Chief Executive Officer of The Financial Post and of The Toronto Sun in Toronto.
Joseph H. Wright
Mr. Wright has been a member of IESI-BFC's board of directors since November 2002. He has been the Managing Partner of Barnagain Capital since February 2001. He was formerly Managing Partner of Crosbie & Company Inc., and prior to that he was President and Chief Executive Officer for Swiss Bank Corporation (Canada). During his professional career, Mr. Wright spent 23 years with Citibank as a lending officer, eight and a half years with Burns Fry as an investment banker and two years with Swiss Bank Canada as President. Mr. Wright was an officer and director of Hip Interactive Inc. from August 2002 until April 2005. Hip Interactive Inc. was made the subject of bankruptcy proceedings in July 2005, after Mr. Wright ceased to be an officer and director.

Notes:

(1)
Mr. Forese is an officer and partner of Thayer -- Hidden Creek Partners L.L.C., which exercises control or direction over Participating Preferred Shares owned by TC Carting III, L.L.C. which are exchangeable for an aggregate of 10,906,195 Shares, as of April 27, 2010. Mr. Forese is an executive officer of Thayer -- Hidden Creek Partners, L.L.C. which controls TC Carting III, L.L.C. The investment decisions of Thayer -- Hidden Creek Partners, L.L.C. are made by an investment committee of which Mr. Forese is a member.

(2)
Mr. Dickinson is an officer and partner of Thayer -- Hidden Creek Partners L.L.C., which exercises control or direction over Participating Preferred Shares owned by TC Carting III, L.L.C. which are exchangeable for an aggregate of 10,906,195 Shares. Mr. Dickinson is an executive officer of Thayer -- Hidden Creek Partners, L.L.C. which controls TC Carting III, L.L.C. The investment decisions of Thayer -- Hidden Creek Partners, L.L.C. are made by an investment committee of which Mr. Dickinson is a member.

Biographical Information Regarding Executive Officers of IESI-BFC

Joseph H. Wright	See information regarding directors of IESI-BFC in the table set forth above.
Keith A. Carrigan	See information regarding directors of IESI-BFC in the table set forth above.
Charles F. Flood	See information regarding directors of IESI-BFC in the table set forth above.
Thomas J. Cowee
Mr. Cowee has been Vice President, Chief Financial Officer of IESI-BFC Holdings and its predecessors since January 2007, Chief Financial Officer since September 2005 and IESI Corporation's Chief Financial Officer, Senior Vice President, Treasurer and Assistant Secretary since 2000. From 1997 to 2000, Mr. Cowee was IESI Corporation's Chief Financial Officer, Vice President, Treasurer and Secretary. From 1995 to 1997, he was Assistant Corporate Controller of USA Waste Services, Inc. Prior to that, beginning in 1979, Mr. Cowee held various positions with Waste Management, Inc.: from 1994 to 1995, he was Division Vice President and Controller in its Texas operations, and from 1993 to 1994, he was Vice President and Regional Controller in its Pennsylvania Hauling Region — East Group. Mr. Cowee has over 30 years of financial management experience in the solid waste management industry. Mr. Cowee has a B.Sc. in accounting from Ohio State University.
William Chyfetz
Mr. Chyfetz has been Vice President, General Counsel and Secretary of IESI-BFC. and its predecessors since April 25, 2002. He also held various senior management positions with BFI Canada and its predecessors for more than five years prior to BFI Canada Holdings Inc.'s ("BFI Canada Holdings") acquisition of the Canadian assets of Browning-Ferris Industries Ltd. Mr. Chyfetz has a B.Comm. from McGill University and an LL.B. from Osgoode Hall Law School. He is also a Chartered Accountant.
Joseph D. Quarin
Mr. Quarin has been the Executive Vice President and Canadian Chief Operating Officer of IESI-BFC since September 2005. Prior to then he was Vice President Finance of BFI Canada Holdings from July 2000 to February 2002 and Chief Financial Officer of BFI Canada Holdings from February 2002 to September 2005. Prior to July 2000, Mr. Quarin was an associate with NB Capital Partners from February 2000 to July 2000, and from June 1995 to January 2000, Mr. Quarin held various positions, including manager, senior manager and vice president, with KPMG Corporate Finance Inc. Mr. Quarin has an M.B.A. from the Richard Ivey School of Business, a B.Comm. from Queen's University, and is a Chartered Accountant.

Executive Compensation

        The disclosure set forth below presents information about compensation of the (i) Chief Executive Officer, (ii) Chief Financial Officer, and (iii) three other most highly compensated executive officers of IESI-BFC or its subsidiary entities.

        For 2009, the executive compensation program for senior management of IESI-BFC and its subsidiary entities (the "Executive Compensation Program") was overseen by the Compensation Committee. The Compensation Committee was responsible for reviewing, determining and recommending to the Board of Directors for final approval the annual salary, bonus and other compensation levels of the executive officers of IESI-BFC and its subsidiary entities.

Summary of Compensation Elements

        The elements of total compensation for the Named Executive Officers are as follows:

Element	Key Features
Base Salary	Targeted to be market competitive (at or above the median of the market) with adjustments for individual performance, knowledge and experience.
Annual Bonus Plan	Cash payment based on corporate performance relative to budgeted targets for revenue and Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA").
Long-Term Incentive Plans
In 2009, the Long-Term Incentive Plan was funded based on 1.45% of EBITDA, as defined therein, which is adjusted for non-recurring or non-operating items.
Share option awards have a 10-year term and vest equally over four years, unless otherwise determined by the Compensation Committee. All Share options awarded by IESI-BFC have been issued with a tandem share appreciation right (which is a right of the participant to receive a cash payment equal to the in-the-money amount and, on exercise of the share appreciation right, the tandem option expires).
Pension and Benefit Plans	Named Executive Officers participate in pension and benefit programs on the same terms as all employees.
Perquisites	Perquisites are limited to a car allowance and certain club memberships.

Employment Agreements

        In conjunction with the Conversion, IESI-BFC entered into new employment agreements with its Vice Chairman & Chief Executive Officer, Chief Financial Officer, President and Executive Vice President. Each agreement has defined separate change of control and severance arrangements. See "Employment Agreements" and "— Termination and Change of Control Benefits". The new employment agreements provided for special equity awards as outlined under "— Long-Term Incentive Programs".

Elements of Total Compensation

Base Salary

        Following a review of Mercer's December 2007 report on executive compensation, the Compensation Committee increased base salaries by approximately 5% for each Named Executive Officer. The Compensation Committee believes that the base salaries paid to the Named Executives Officers in 2009 are market competitive and reflect the scope of responsibility and experience of each Named Executive Officer.

Annual Bonus

        In fiscal 2009, the Named Executive Officers participated in a bonus plan (the "Bonus Plan") which entitles senior officers to annual cash bonuses. The annual bonus is based on IESI-BFC's success in achieving financial objectives relating to budgeted EBITDA, as defined therein, and adjusted for non-recurring or non-operating items, and on their individual success in accomplishing the personal goals and expectations set out in their objectives for the year. The Compensation Committee approved Mr. Carrigan's and Mr. Flood's annual objectives for 2009 and reviewed their performance during 2009, subject to the approval of the Board of Directors. The annual objectives of the other Named Executive Officers for 2009 were set by the Vice Chairman & Chief Executive Officer, who also reviewed their performance during 2009, subject to the approval of the Compensation Committee. The Compensation Committee also approved the fiscal 2009 annual targets for the Bonus Plan. It is anticipated that the Bonus Plan will remain substantially similar for fiscal 2010.

        The following table provides an overview of each Named Executive Officer's annual target bonus opportunity.

Name	Target Bonus(1)
Keith A. Carrigan Vice Chairman & Chief Executive Officer	100%
Thomas J. Cowee Chief Financial Officer	100%
Charles F. Flood President	100%
Joseph D. Quarin Executive Vice President	100%
Thomas L. Brown(2) Senior Vice President, Chief Operating Officer, IESI	85%

Notes:

(1)
Presented as a percentage of base salary.

(2)
Mr. Brown's target bonus opportunity is based upon the financial performance of the IESI-BFC Group's U.S. operations.

2009 Bonus Award

        The actual cash bonus paid to each Named Executive Officer is disclosed under "Summary Compensation Table".

        In 2009, IESI-BFC exceeded the threshold level of corporate financial performance (EBITDA, as defined therein) required to pay bonuses. These accomplishments, together with the achievement of key strategic initiatives including the listing of IESI-BFC's shares on the NYSE, resulted in bonuses to the Named Executive Officers above target levels. IESI-BFC's Vice Chairman & Chief Executive Officer received a bonus of $597,530, representing 140% of his base salary.

Long-Term Incentive Programs

        IESI-BFC maintains a Long-Term Incentive Plan ("LTIP") and a Share Option Plan, both of which are administered by the Compensation Committee. The Compensation Committee has the power, among other things, to determine those officers and employees of IESI-BFC and its subsidiaries who will participate in the plans (the "Participants"). The purpose of the LTIP is to provide a performance-based incentive plan for officers and employees that will align the interests of senior management with the interests of IESI-BFC shareholders.

LTIP

        Historically, the LTIP has been funded based on 2.25% of free cash available for distribution, subject to meeting 95% of budgeted EBITDA targets for the year and prior year's actual EBITDA. The Compensation Committee believes that this was the appropriate funding methodology for the LTIP prior to the Conversion. For fiscal 2009, the Compensation Committee reviewed proposed amendments to the LTIP and established an appropriate funding methodology for IESI-BFC. The methodology is 1.45% of EBITDA adjusted for certain non-recurring or non-operating items.

        Employer-contributed funds are paid to a trust established for the purpose of holding Shares pursuant to the terms of the LTIP (a "Trust"). Separate Trusts exist for Canadian-resident and U.S.-resident employees, and the Trusts purchase Shares in the market with the contributed funds and hold those Shares in trust for each Participant. Dividends on both vested and non-vested Shares are distributed by the Trusts to the Participants in the year of receipt.

        In accordance with the LTIP, Shares allocated to a Participant in respect of a calendar year vest as follows: one-third on the day such Shares are allocated to a Participant; one-third on December 31 of the year such Shares are allocated to a Participant; and the balance on December 31 of the following year.

        All or part of bonuses payable to employees who participated in the Bonus Plan may, at the option of each employee, be contributed to the Trust to be invested in Shares under the terms of the LTIP. In addition, all or part of the fees payable to the directors may, at the option of each Director, be contributed to a Trust to be invested in Shares under the terms of the LTIP. Effective July 1, 2009, 50% of all Directors fees payable (with the exception of those fees payable to IESI-BFC Directors who are U.S. residents) are required to be invested in Shares under the terms of the LTIP.

2009 LTIP Awards

        In fiscal 2009, 94 employees were awarded Shares under the LTIP, with 35% of such Shares being allocated to the Named Executive Officers. The actual long-term incentive awards to each Named Executive Officer is disclosed under "Summary Compensation Table". The Named Executive Officers' LTIP awards were granted on the same basis as other LTIP eligible employees of IESI-BFC.

        In fiscal 2009, IESI-BFC exceeded its target thresholds and generated a LTIP pool of $4.2 million dollars.

        LTIP awards are calculated on a pro rata basis with each eligible participants' base salary multiplied by a factor to determine their relative weighting of the LTIP pool. Due to their influence and impact on the long-term results of IESI-BFC, the weighting factor assigned to IESI-BFC's most senior officers exceeds that of other LTIP participants.

2009 Bonus Equity Awards

        In conjunction with the entry into new employment agreements, each Named Executive Officer received special equity awards. In determining the amount of the awards, the Compensation Committee considered the following objectives:

  •
  retention of executives critical to the success of the IESI-BFC Group;

  •
  providing equitable and competitive compensation opportunities; and

  •
  ensuring alignment of interests between the Named Executive Officers and IESI-BFC's stockholders.

Share Option Plan

        Options have been granted in 2006 and 2008 to senior executives, in accordance with IESI-BFC's Share Option Plan and its predecessors, as described under "— Share Option Plan". The number of options granted was determined based on the importance and contribution of the executive to the long-term success of IESI-BFC.

        IESI-BFC did not grant any additional options to the Named Executive Officers in 2009.

Vice Chairman & Chief Executive Officer Share Grant

        Under the direction and leadership of the Vice Chairman & Chief Executive Officer, IESI-BFC has produced a strong record of revenue, EBITDA and free cash flow growth. Following the merger of Allied Waste Industries Inc. and Republic Services Inc., IESI-BFC is now the fourth-largest waste management company in North America. In the view of the Compensation Committee, Mr. Carrigan's leadership and strategic vision is key to the continued success of IESI-BFC. Accordingly in 2008, the Compensation Committee agreed to purchase 150,000 Shares on Mr. Carrigan's behalf for a purchase price of C$1,485,000, with a C$1,286,038 gross-up for the payment of taxes relating to the purchase. Mr. Carrigan's employment agreement provides that, if he resigns from IESI-BFC without good reason prior to December 31, 2010, he will repay IESI-BFC the sum of $882,552. See "— Employment Agreements".

Other Programs

Change of Control and Severance Provisions

        Each Named Executive Officer's employment arrangement provides for specific change of control and severance arrangements. Market competitive compensation programs provide financial protection to executives should they be terminated involuntarily (without cause) or as a result of a change of control of IESI-BFC. The Compensation Committee believes that the terms of these agreements, which are outlined under "— Termination and Change of Control Benefits", are market competitive and necessary to attract and retain highly qualified senior executives.

Pension Plan Benefits

        The Vice Chairman & Chief Executive Officer and Executive Vice President participate in the BFI Canada Deferred Profit Sharing Plan ("DPSP") on the same basis as all salaried BFI Canada Inc. employees.

        The Chief Financial Officer, President and Chief Operating Officer participate in IESI Corporation's 401(k) Savings Plan on the same basis as all other eligible employees.

Option-Based Awards

        The Amended and Restated Unit Option Plan was adopted by the Board of Trustees of the Fund and approved by its unitholders at the annual and special meeting held on May 13, 2008. Upon completion of the Conversion, the Board of Directors adopted the Share Option Plan on substantially the same terms as the Amended and Restated Unit Option Plan, so that outstanding and unexercised options remained outstanding, but would be exercised in respect of Shares of IESI-BFC rather than Units of the Fund (based on the one-for-one exchange ratio in the Conversion). The Share Option Plan is designed to reward certain eligible senior management employees with compensation opportunities that will encourage ownership of Shares, enhance IESI-BFC's ability to attract, retain and motivate senior management employees, and reward them for significant performance. Options may be granted under the Share Option Plan to senior management employees of IESI-BFC and its subsidiaries as the Board of Directors may from time to time determine. See "Executive Compensation — Incentive Plan Awards" and "— Share Option Plan".

        Option grants pursuant to the Share Option Plan are made by the Board of Directors on the recommendation of the Compensation Committee. Option grants were made in 2006 and 2008 and the number of options granted was determined based on the importance and contribution of the executive to the long-term success of IESI-BFC.

        The pricing and other terms of the outstanding option grants were noted by the Compensation Committee in its assessment and recommendation of the 2008 grants.

Summary Compensation Table

        The following table provides summary information respecting compensation received in or in respect of the financial year ended December 31, 2009 by each of the Named Executive Officers.

						Non-equity incentive plan compensation ($)
Name and principal position	Year	Salary ($)	Share- based awards(3)(4) ($)		Option- based awards ($)	Annual incentive plans(5)	Long-term incentive plans	Pension value ($)	All other compensation(7) ($)	Total compensation ($)(8)

Keith A. Carrigan(1)(2) Vice Chairman & Chief Executive Officer	2009	426,808	456,426		—	597,530	—	9,636	55,848	$1,546,248

Thomas J. Cowee Chief Financial Officer	2009	320,650	196,578		—	352,715	—	7,350	67,512	$944,805

Charles F. Flood(1) President	2009	413,275	337,813		—	454,602	—	7,350	97,913	$1,310,953

Joseph D. Quarin(2) Executive Vice President	2009	365,626	234,609		—	402,189	—	9,636	62,150	$1,074,209

Thomas L. Brown Senior Vice President, Chief Operating Officer, IESI	2009	307,400	366,056	(6)	—	225,000	—	5,532	22,049	$926,037

Notes:

(1)
Messrs. Carrigan and Flood do not receive compensation for acting as directors of IESI-BFC.

(2)
Messrs. Carrigan and Quarin receive their compensation in Canadian funds. For purposes of this presentation, Canadian dollar amounts have been converted to U.S. dollars based on the Bank of Canada average rate of exchange for 2009 of C$1.00 = $0.8760.

(3)
Includes the actual amount of the LTIP award for the financial year ended December 31, 2009, including the portion that has not yet vested, based on the financial performance of IESI-BFC during the year. See "— Long-Term Incentive Programs".

(4)
The grant date fair value for the share-based awards is the same as the accounting fair value.

(5)
This reflects the value awarded to each Named Executive Officer under the Bonus Plan. See "— Elements of Total Compensation — 2009 Bonus Award".

(6)
Includes $188,456 with respect to an LTIP award for the financial year ended December 31, 2009 and $177,600 with respect to the purchase by IESI-BFC of 15,000 Shares on behalf of Mr. Brown at a price of $11.84 per Share pursuant to his bonus agreement dated June 2009.

(7)
Includes distributions received on Shares held in the LTIP and premiums paid for life insurance coverage. Perquisites (including car allowances and club memberships for Messrs. Carrigan, Cowee, Flood and Quarin) do not exceed $50,000 or 10% of the Named Executive Officers' total salary. See "— Employment Agreements".

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

        The following table presents IESI-BFC's share and option based awards to the Named Executive Officers outstanding at the end of 2009. See "— Share Option Plan" and "— Long-Term Incentive Plan".

	Option-based Awards(1)						Share-based Awards
Name	Number of securities underlying unexercised options (#)		Option exercise price ($)		Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested(6) (#)	Market or payout value of share-based awards that have not vested(7) ($)

Keith A. Carrigan Vice Chairman & Chief Executive Officer	325,000 175,000	(2) (3)	$ $	25.24 16.77	February 14, 2016 January 9, 2019	— —	34,411	$551,270	(4)

Thomas J. Cowee Vice President & Chief Financial Officer	125,000 212,500	(2) (5)	$ $	$25.24 19.11	February 14, 2016 August 25, 2018	— —	74,943	$1,200,592

Charles F. Flood President	325,000 425,000	(2) (5)	$ $	25.24 19.11	February 14, 2016 August 25, 2018	— —	115,681	$1,853,204

Joseph D. Quarin Executive Vice President	225,000 283,000	(2) (5)	$ $	25.24 19.11	February 14, 2016 August 25, 2018	— —	72,623	$1,275,555

Thomas L. Brown Senior Vice President, Chief Operating Officer, IESI	100,000	(5)		$19.11	August 25, 2018	—	26,546	$425,272

Notes:

(1)
In 2009, no options were issued. As at April 27, 2010, the total number of Shares issuable on the exercise of options outstanding was 2,245,500, or 2.7% of IESI-BFC's outstanding Shares (2.4% assuming the exchange of all outstanding Participating Preferred Shares). Option holders are all Named Executive Officers of IESI-BFC.

(2)
One-third of the options vested on January 1, 2007, one-third vested on January 1, 2008 and the remaining one-third vested on January 1, 2009. See "— Share Option Plan".

(3)
Two-thirds of the options vested on January 9, 2009 and the remaining one-third vests on December 31, 2010. See "— Share Option Plan". The options were granted to Mr. Carrigan effective January 9, 2009 in connection with his entry into a new employment agreement effective December 17, 2008.

(4)
For Mr. Carrigan, reflects value of shares or units of shares that have not yet vested.

(5)
One-third of the options vested on August 25, 2008, one-third vested on January 1, 2009 and the remaining one-third vests on January 1, 2011. See "— Share Option Plan".

(6)
LTIP shares which have not vested as of December 31, 2009 as well as the Bonus Equity Awards described under "— Employment Agreements". Amounts reported in this column do not show additional decimal places capturing fractional shares.

(7)
Values presented are based on the December 31, 2009 closing price of a Share on the NYSE of $16.02. Amounts reported in this column capture the value of fractional shares.

Incentive Plan Awards — Value Vested or Earned During Year

        The following table sets out details concerning share and option based awards to the Named Executive Officers, based on amounts vested or earned during 2009.

Name	Option-based awards — Value vested during the year ($)	Share-based awards — Value vested during the year(2) ($)	Non-equity incentive plan compensation — Value earned during the year ($)
Keith A. Carrigan Vice Chairman & Chief Executive Officer	Nil	$471,372	N/A
Thomas J. Cowee Vice President & Chief Financial Officer	Nil	$214,625	N/A
Charles F. Flood President	Nil	$371,723	N/A
Joseph D. Quarin Executive Vice President	Nil	$282,935	N/A
Thomas L. Brown(1) Senior Vice President, Chief Operating Officer, IESI	Nil	$157,647	N/A

Notes:

(1)
During the year ended December 31, 2009, IESI-BFC entered into a bonus agreement with Mr. Brown, pursuant to which IESI-BFC purchased 15,000 Shares for Mr. Brown. The Shares are held in trust by the trustee of the U.S. trust established for the LTIP. The Shares will cliff vest on May 31, 2012, provided that Mr. Brown continues his employment with IESI-BFC until that date. The Shares will vest earlier if Mr. Brown dies, becomes disabled, is terminated without cause or resigns for good reason. All dividends paid on the Shares prior to their vesting will be paid to Mr. Brown. See "— Employment Agreements".

(2)
Values presented are based on the December 31, 2009 closing price of a Share on the NYSE of $16.02.

Pension Plan Benefits

        IESI-BFC has no defined benefit pension plan for the benefit of the Named Executive Officers.

        Mr. Carrigan and Mr. Quarin participate in the DPSP, which is available to all salaried employees of BFI Canada Inc. Under the DPSP, IESI-BFC or a subsidiary contributes up to 3% of the employees' base salary and annual cash bonus into the DPSP, up to the maximum allowable under the Tax Act. In 2009, the maximum allowable contribution to the DPSP was $9,636. The employee controls the investment of all funds deposited in the DPSP.

        Mr. Cowee, Mr. Flood and Mr. Brown participate in the IESI Corporation 401(k) Savings Plan on the same level as all other eligible employees. IESI's contribution on behalf of an employee is equal to 50% of the first 6% of eligible pay contributed to the 401(k) by the employee.

Employment Agreements

        IESI-BFC's success depends on the leadership, dedication and experience of its senior management group. IESI-BFC, IESI Holdings Inc. (or its predecessor) or IESI have entered into employment agreements with certain senior officers. The agreements contain, among other things, confidentiality, non-solicitation and non-competition covenants that will apply during the term of each officer's employment and for a specific period of time after termination of their employment. Any modification or renewal of the employment agreements between IESI-BFC's subsidiary entities and its executive officers will be subject to the prior review of the Compensation Committee, which shall make a recommendation thereon to the Board of Directors.

Keith A. Carrigan, Vice Chairman & Chief Executive Officer

        Effective December 17, 2008, Mr. Carrigan entered into a new employment agreement with IESI-BFC pursuant to which he serves as Vice Chairman & Chief Executive Officer. The initial term of Mr. Carrigan's employment agreement expires December 31, 2010. The term is subject to automatic renewal for successive one year periods unless either party gives the other written notice of non-renewal. Pursuant to his employment agreement, Mr. Carrigan is entitled to an annual base salary of $426,808 and is eligible to receive an annual bonus of up to 100% of his base salary if certain performance targets are met (or greater than 100% in the case of exceptional performance). Effective January 1, 2010, Mr. Carrigan is entitled to a base salary of $668,832 and is eligible to receive an annual bonus of up to 120% of his base salary if certain performance targets are met (or greater than 120% in the case of exceptional performance). Mr. Carrigan is eligible to participate in the LTIP and other compensation plans. Mr. Carrigan was granted an option to acquire 175,000 Shares. Two-thirds of the options vested on January 9, 2009 and the remaining one-third vests on December 31, 2010. In addition, Mr. Carrigan was granted a bonus pursuant to a bonus agreement and the after-tax proceeds of the bonus were used to acquire 150,000 restricted Shares (Bonus Equity Award). If Mr. Carrigan resigns without good reason prior to December 31, 2010, he must pay IESI-BFC the amount of $1,765,104 (representing one-third of the total value of the benefit attributable to a bonus pursuant to a bonus agreement (Bonus Equity Award)) multiplied by the number of days from the date such event occurs to December 31, 2010 divided by 365 in connection with the Bonus Equity Award. As at December 31, 2009, Mr. Carrigan's repayment amount was $882,552. Mr. Carrigan is also entitled to a car allowance and health club benefits.

Thomas J. Cowee, Vice President & Chief Financial Officer

        Effective January 1, 2008, Mr. Cowee entered into a new employment agreement with IESI and 4264126 Canada Limited (a predecessor of IESI Holdings Inc.). Mr. Cowee's employment agreement has a term of three years and is automatically renewed for successive three-year periods unless either party gives notice of non-renewal. Pursuant to his employment agreement, Mr. Cowee is entitled to an annual base salary of $320,650 and is eligible to receive an annual bonus of up to 100% of his base salary if certain performance targets are met (or greater than 100% in the case of exceptional performance). Effective January 1, 2010, Mr. Cowee is entitled to a base salary of $350,000 and his bonus entitlement remains unchanged. Mr. Cowee is entitled to participate in the LTIP and other compensation plans. In 2008, Mr. Cowee was awarded a Bonus Equity Award, representing 60,000 Shares, which vests in full (or "cliff vests") on January 1, 2011, conditional upon Mr. Cowee's continued employment with IESI-BFC to such date. In the event of Mr. Cowee's termination without cause, resignation for good reason, death or disability, the Bonus Equity Award vests immediately on the date of his termination. In the event of Mr. Cowee's termination for cause or resignation without good reason prior to the vesting date, his Bonus Equity Award is immediately forfeited. Mr. Cowee is also entitled to a car allowance and health club benefits.

Charles F. Flood, President

        Effective January 1, 2008, Mr. Flood entered a new employment agreement with IESI and 4264126 Canada Limited (a predecessor of IESI Holdings Inc.). Mr. Flood's employment agreement has a term of three years and is subject to renewal by mutual agreement. Pursuant to his employment agreement, Mr. Flood is entitled to an annual base salary of $413,275 and is eligible to receive an annual bonus of up to 100% of his base salary if certain performance targets are met (or greater than 100% in the case of exceptional performance). Effective January 1, 2010, Mr. Flood is entitled to a base salary of $450,000 and his bonus entitlement remains unchanged. Mr. Flood is also eligible to participate in the LTIP and other compensation plans. In 2008, Mr. Flood was awarded a Bonus Equity Award, representing 90,000 restricted shares, which cliff vests on January 1, 2011, conditional upon Mr. Flood's continued employment with IESI-BFC to such date. In the event of Mr. Flood's termination without cause, resignation for good reason, death or disability, the Bonus Equity Award vests immediately on the date of his termination. In the event of Mr. Flood's termination for cause or resignation without good reason prior to the vesting date, his Bonus Equity Award is immediately forfeited. Mr. Flood is also entitled to a car allowance and health club benefits.

Joseph D. Quarin, Executive Vice President

        Effective January 1, 2008, Mr. Quarin entered into a new employment agreement with 4264126 Canada Limited (a predecessor of IESI Holdings) for a term of three years. The term of Mr. Quarin's agreement is automatically renewed for successive three year terms unless either party gives notice of non-renewal to the other. Pursuant to his employment agreement, Mr. Quarin is entitled to an annual base salary of $365,626 and is eligible to receive an annual bonus of up to 100% of his base salary if certain performance targets are met (or greater than 100% in the case of exceptional performance). Effective January 1, 2010, Mr. Quarin is entitled to a base salary of $429,964 and his bonus entitlement remains unchanged. Mr. Quarin is eligible to participate in the LTIP and other compensation plans. In 2008, Mr. Quarin was awarded a Bonus Equity Award representing 60,000 Shares, which cliff vests on January 1, 2011, conditional upon Mr. Quarin's continued employment with IESI-BFC to such date. In the event of Mr. Quarin's termination without cause, resignation for good reason, death or disability, the Bonus Equity Award vests immediately on the date of his termination. In the event of Mr. Quarin's termination for cause or resignation without good reason prior to the vesting date, his Bonus Equity Award is immediately forfeited. Mr. Quarin is also entitled to a car allowance and health club benefits.

Thomas L. Brown, Senior Vice President & Chief Operating Officer, IESI

        Mr. Brown entered into an employment agreement with IESI effective January 21, 2005, which provided that he would serve as Senior Vice President and Chief Operating Officer of IESI. Pursuant to the agreement as amended on July 1, 2009, in 2009 Mr. Brown received an annual salary of $307,400 and participated in the LTIP. In the third quarter of 2008, Mr. Brown was also granted an option to acquire 100,000 Units. Pursuant to an amended option agreement, one-third of the options vested on August 25, 2008, one-third vested on January 1, 2009 and the remaining one-third vests on January 1, 2011. In the second quarter of 2009, Mr. Brown was granted an incentive bonus of 15,000 restricted Shares ("Bonus Equity Award") pursuant to a bonus agreement. The Bonus Equity Award cliff vests on May 31, 2012, conditional upon Mr. Brown's continued employment with the Corporation to such date. In the event of Mr. Brown's termination without cause, resignation for good reason, death or disability, the Bonus Equity Award vests immediately on the date of his termination. In the event of Mr. Brown's termination for cause or resignation without good reason prior to the vesting date, his Bonus Equity Award is immediately forfeited.

        Mr. Brown's employment agreement also provides that Mr. Brown may be eligible to receive an annual bonus of up to 85% of base salary if certain performance targets are met (or greater than 85% in the case of exceptional performance). Effective January 1, 2010, Mr. Brown is entitled to a base salary of $312,000 and his bonus entitlement remains unchanged. Mr. Brown is also entitled to a car allowance.

Termination and Change of Control Benefits

        Each Named Executive Officer's employment agreement provides for certain compensation arrangements upon the termination of his service with IESI-BFC, on the occurrence of specified circumstances as described below. Generally, on a termination without cause or resignation for good reason, the Named Executive Officers will be entitled to a severance payment based on past salary and bonus levels, and outstanding and unvested incentives and other equity entitlements will accelerate to immediately vest and become exercisable.

        The employment agreements also provide for certain benefits in the event of a change of control of IESI-BFC. A "change of control" is defined in the employment agreements as (i) a tender or take-over offer (or series of related offers) completed for 50% or more of IESI-BFC's outstanding voting securities; (ii) the amalgamation, merger or consolidation of IESI-BFC or the entry into an arrangement, as a result of which less than 50% of the outstanding voting securities of the surviving or resulting entity are owned by the former securityholders of IESI-BFC or its subsidiaries and affiliates; (iii) the sale or disposition by IESI-BFC of all or substantially all of its assets to another entity that is not wholly owned by IESI-BFC; or (iv) the acquisition by a person of 50% or more of the outstanding voting securities of IESI-BFC (whether directly, indirectly, beneficially or of record). As noted below, the employment agreements are "double trigger" agreements, which require both a change of control and the termination of employment by IESI-BFC without cause or resignation by the Named Executive Officer for good reason to trigger payment of change of control benefits. "Good reason" generally means (i) a material and adverse change in the Named Executive Officer's status or position or a material reduction in his duties and responsibilities; (ii) a reduction in the Named Executive Officer's base compensation; (iii) a relocation of the Named Executive Officer's place of employment; (iv) the failure to pay material compensation when due; or (v) a change of control of IESI-BFC, or a sale of all or substantially all of the assets of Corporation, in either case to a private equity investor, unless the Named Executive Officer is acting in concert with such investor.

Keith A. Carrigan, Vice Chairman & Chief Executive Officer

        On termination without cause, resignation for good reason or non-renewal of his employment agreement by IESI-BFC, Mr. Carrigan is entitled to: (i) an amount equal to base salary for 36 months; (ii) an amount equal to three times annual bonus at target; (iii) an amount equal to three times the average annual LTIP entitlement based on the prior three years; (iv) continued participation in IESI-BFC's benefits plans for 36 months; (v) continuance of car allowance and health club benefits for 36 months; (vi) immediate vesting of all outstanding LTIP entitlements; (vii) immediate vesting and continued right to exercise options for their original term; and (viii) an amount equal to pro rata annual bonus and LTIP entitlements (based on the prior three years) for the year of termination.

        On termination without cause or resignation for good reason, in either case, within 24 months following a change of control, Mr. Carrigan is entitled to the payments and other benefits described above.

        On termination by reason of disability, Mr. Carrigan is entitled to the payments and other benefits described above, except that if he is entitled to benefits under IESI-BFC's short and long term disability programs, his payments are reduced by the amounts he receives under those programs.

        On retirement, Mr. Carrigan is entitled to: (i) continuation of base salary for a three month period from notice of retirement; (ii) payment of annual bonus and LTIP entitlements based on the averages for the prior three years, pro rated to his date of retirement; (iii) immediate vesting of all outstanding LTIP entitlements; (iv) immediate vesting and continued right to exercise options for their original term; and (v) continued participation in IESI-BFC's benefits plans for one year.

        On termination for cause or resignation without good reason on written notice, Mr. Carrigan is entitled to payment of outstanding salary to his termination date.

        On termination by reason of death, Mr. Carrigan's estate is entitled to: (i) payment of annual bonus and LTIP entitlements based on the averages for the prior three years, pro rated to his date of death; (ii) continued vesting of and right to exercise options for the balance of the term of options; and (iii) immediate vesting of all outstanding LTIP entitlements.

        Mr. Carrigan has agreed not to compete with the IESI-BFC Group for 24 months following termination of his employment and will not solicit customers or employees for 24 months.

Thomas J. Cowee, Vice President & Chief Financial Officer

        On termination without cause, resignation for good reason or non-renewal of his employment agreement by IESI-BFC, Mr. Cowee is entitled to: (i) an amount equal to base salary for 24 months; (ii) an amount equal to two times annual bonus at target; (iii) an amount equal to two times the average annual LTIP entitlement based on the prior three years; (iv) continued participation in IESI-BFC's benefits plans for 24 months; (v) continuance of car allowance and health club benefits for 24 months; (vi) immediate vesting of all outstanding LTIP entitlements and Bonus Equity Awards; (vii) immediate vesting and continued right to exercise options for their original term; and (viii) an amount equal to pro rata annual bonus and LTIP entitlements (based on the prior three years) for the year of termination.

        On termination without cause or resignation for good reason, in either case, within 24 months following a change of control, Mr. Cowee is entitled to the payments and other benefits described above, paid as a lump sum, and all incentive and equity-based compensation vests immediately and is exercisable for 24 months.

        On termination by reason of disability, Mr. Cowee is entitled to the payments and other benefits described above, except that if he is entitled to benefits under IESI-BFC's short and long term disability programs, then he is not entitled to the two-year base salary and bonus and average annual LTIP amounts described in (i), (ii) and (iii) above.

        On termination for cause or resignation without good reason, or if he decides not to renew his employment contract, Mr. Cowee is entitled to payment of outstanding salary to his termination date.

        On termination by reason of death, Mr. Cowee's estate is entitled to: (i) payment of annual bonus and LTIP entitlements based on the averages for the prior three years, pro rated to his date of death; (ii) continued vesting of and right to exercise options for the balance of the term of options; and (iii) immediate vesting of all outstanding LTIP entitlements and Bonus Equity Awards.

        Mr. Cowee has agreed not to compete with the IESI-BFC Group for 12 months following termination of his employment with cause or by resignation without good reason or for 24 months following termination of employment for any other reason, and will not solicit customers or employees for 24 months.

Charles F. Flood, President

        On termination without cause or resignation for good reason, Mr. Flood is entitled to: (i) an amount equal to base salary for 24 months; (ii) an amount equal to two times annual bonus at target; (iii) an amount equal to two times the average annual LTIP entitlement based on the prior three years; (iv) continued participation in IESI-BFC's benefits plans for 24 months; (v) continuance of car allowance and health club benefits for 24 months; (vi) immediate vesting of all outstanding LTIP entitlements and Bonus Equity Awards; (vii) immediate vesting and continued right to exercise options for their original term; and (viii) an amount equal to pro rata annual bonus and LTIP entitlements (based on the prior three years) for the year of termination.

        On termination without cause or resignation for good reason, in either case, within 24 months following a change of control, Mr. Flood is entitled to the payments and other benefits described above, paid as a lump sum, and all incentive and equity-based compensation vests immediately and is exercisable for 24 months.

        On termination by reason of disability, Mr. Flood is entitled to the payments and other benefits described above, except that if he is entitled to benefits under IESI-BFC's short and long term disability programs, then he is not entitled to the two-year base salary and bonus and average annual LTIP amounts described in (i), (ii) and (iii) above.

        On retirement or expiration of his employment agreement without renewal, Mr. Flood is entitled to: (i) continuation of base salary for a three month period from notice of retirement; (ii) payment of annual bonus and LTIP entitlements based on the averages for the prior three years, pro rated to his date of retirement; (iii) immediate vesting of all outstanding LTIP entitlements; (iv) immediate vesting and continued right to exercise options for their original term; and (v) continued participation in IESI-BFC's benefits plans for one year.

        On termination for cause or resignation without good reason on written notice, Mr. Flood is entitled to payment of outstanding salary to his termination date.

        On termination by reason of death, Mr. Flood's estate is entitled to: (i) payment of annual bonus and LTIP entitlements based on the averages for the prior three years, pro rated to his date of death; (ii) continued vesting of and right to exercise options for the balance of the term of options; and (iii) immediate vesting of all outstanding LTIP entitlements and Bonus Equity Awards.

        Mr. Flood has agreed not to compete with the IESI-BFC Group for 12 months following termination of his employment with cause or by resignation without good reason or for 24 months following termination of employment for any other reason and will not solicit customers or employees for 24 months.

Joseph D. Quarin, Executive Vice President

        On termination without cause, resignation for good reason or non-renewal of his employment agreement by IESI-BFC, Mr. Quarin is entitled to: (i) an amount equal to base salary for 24 months; (ii) an amount equal to two times annual bonus at target; (iii) an amount equal to two times the average annual LTIP entitlement based on the prior three years; (iv) a payment equal to the cost of Mr. Quarin converting his group insurance policies to private coverage for 24 months; (v) continuance of car allowance and health club benefits for 24 months; (vi) immediate vesting of all outstanding LTIP entitlements and Bonus Equity Awards; (vii) immediate vesting and continued right to exercise options for their original term; and (viii) an amount equal to pro rata annual bonus and LTIP entitlements (based on the prior three years) for the year of termination.

        On termination without cause or resignation for good reason, in either case, within 24 months following a change of control, Mr. Quarin is entitled to the payments and other benefits described above, as paid as a lump sum, and all incentive and equity-based compensation vests immediately and is exercisable for 24 months.

        On termination by reason of disability, Mr. Quarin is entitled to the payments and other benefits described above, except that if he is entitled to benefits under IESI-BFC's short and long term disability programs, then he is not entitled to the two-year base salary and bonus and average annual LTIP amounts described in (i), (ii) and (iii) above.

        On termination for cause or resignation without good reason on written notice or if he decides not to renew his contract, Mr. Quarin is entitled to payment of outstanding salary to his termination date.

        On termination by reason of death, Mr. Quarin's estate is entitled to: (i) payment of annual bonus and LTIP entitlements based on the averages for the prior three years, pro rated to his date of death; (ii) continued vesting of and right to exercise options for the balance of the term of options; and (iii) immediate vesting of all outstanding LTIP entitlements and Bonus Equity Awards.

        Mr. Quarin has agreed not to compete with the IESI-BFC Group for 12 months following termination of his employment with cause or by resignation without good reason or for 24 months following termination of employment for any other reason and will not solicit customers or employees for 24 months.

Thomas L. Brown, Senior Vice President & Chief Operating Officer, IESI

        On termination without cause, as defined in the employment agreement, Mr. Brown is entitled to: (i) an amount equal to two times his base salary; (ii) an amount in respect of bonus and the LTIP entitlement for the lesser of (x) 24 months following termination, and (y) the number of months to Mr. Brown's 65th birthday; and (iii) an amount equal to two times the average annual LTIP entitlement based on the prior two years, to be paid in equal monthly installments.

        On termination without cause within six months preceding or 24 months following a change of control, as defined in the employment agreement, the payments described above will be paid as a lump sum, and all unvested incentive compensation and Share-based compensation shall vest immediately.

Long-Term Incentive Plan

        The LTIP is administered by the Compensation Committee, which has the power, among other things, to determine the Participants. The purpose of the LTIP is to establish a performance-based incentive plan for directors, officers and employees that will align the interests of senior management with the interests of the IESI-BFC shareholders. See "— Long-Term Incentive Programs".

        In accordance with the LTIP, Shares allocated to a Participant in respect of a calendar year vest as follows: one-third on the day such Shares are allocated to a Participant; one-third on December 31 of the year such Shares are allocated to a Participant; and the balance on December 31 of the following year. Upon the termination of employment of a Participant, without cause, or a Participant's death, disability or retirement, all unvested Shares automatically vest. Upon voluntary termination of employment (resignation) or termination with cause, any Shares which have not vested will be forfeited, subject to the discretion of the trustee of the Trust (the "LTIP Trustee"), with the approval of the Compensation Committee. Upon someone ceasing to be a Participant in the LTIP, the LTIP Trustee will at the request of a Participant, or within one year of that date, sell such number of vested Shares held on behalf of the Participant as may be necessary to fund the payment of any tax deduction or other charges the LTIP Trustee is required to deduct, withhold and remit under applicable law or for any other cost or charges incurred by the LTIP Trustee, and will distribute to the Participant either cash or the remaining vested Shares held on the Participant's behalf. In 2009, the amount allocated to each Participant for the purchase of Shares on the Participant's behalf was approved by the Compensation Committee. See "— Long-Term Incentive Programs".

        The LTIP was established in 2003 for Canadian-resident employees and in 2005 for U.S.-resident employees. IESI-BFC, or a subsidiary, contributes to the applicable Trust the respective amounts set out in the table for the benefit of the Named Executive Officers. LTIP award amounts reported above represent the full amount of the award for the financial year ended December 31, 2009 including the portion that has not yet vested.

Share Option Plan

        The Amended and Restated Unit Option Plan of the Fund, which increased the number of Units available for issuance under options granted from 1,750,000 to 4,000,000 Units, was adopted by the Board of Trustees and approved by its unitholders at the annual and special meeting held on May 13, 2008. Upon completion of the Conversion, the Board of Directors adopted the Share Option Plan on substantially the same terms as the Amended and Restated Unit Option Plan, so that outstanding and unexercised options remained outstanding, but would be exercised in respect of Shares of IESI-BFC rather than Units of the Fund (based on the one-for-one exchange ratio in the Conversion). The Share Option Plan is designed to reward certain eligible management employees with compensation opportunities that will encourage ownership of Shares, enhance IESI-BFC's ability to attract, retain and motivate senior employees, and reward them for significant performance. Options may be granted under the Share Option Plan to management employees of IESI-BFC and its subsidiaries as the Board of Directors may from time to time determine.

        There are currently 82,382,757 Shares outstanding, and 11,048,624 Shares are issuable upon the exchange of Participating Preferred Shares. The maximum number of Shares that may be issued upon the exercise of options granted under the Share Option Plan is 4,000,000, representing approximately 5% of IESI-BFC's outstanding Shares (4% assuming the conversion of all outstanding Participating Preferred Shares) as at April 27, 2010. The following summary describes the principal terms of the Share Option Plan.

        The number of options that may be granted to any one participant or to insiders under the Share Option Plan is restricted as follows: the number of securities issuable to insiders, at any time, under all security based arrangements, including the Share Option Plan, cannot exceed 10% of IESI-BFC's issued and outstanding securities; and the number of securities issued to insiders, within any one-year period, under all of IESI-BFC's security based compensation arrangements, including the Share Option Plan, cannot exceed 10% of IESI-BFC's issued and outstanding securities. The Share Option Plan includes Share appreciation rights which the Compensation Committee may grant in connection with the grant of a Share option. Share appreciation rights entitle the participant to elect to receive a payment equal to the difference between the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the date of surrender of a Share option and the exercise price of the Share option in connection with which it was granted.

        Under the Share Option Plan, options granted have a term of 10 years and vest at the rate of 25% per year, commencing on the anniversary of the date of the grant, or as otherwise determined by the Compensation Committee. Prior to the expiry of an option, an optionholder generally may exercise an option at any time after the option vests. If the expiry date for an option occurs during a blackout period or other period during which an insider is prohibited from trading in securities of IESI-BFC pursuant to its insider trading policy, the expiry date will automatically be extended until ten business days after such period ends.

        The exercise price of an option under the Share Option Plan is fixed by the Board of Directors at the time of grant, but may not be lower than the volume weighted average trading price of the Shares on the TSX for the five trading days immediately preceding the date of grant (calculated by dividing the total value by the total volume of Shares traded for such period). The options are non-assignable.

        If a participant ceases to be eligible under the Share Option Plan due to resignation of employment, all options held by the participant cease to vest and those options which are then exercisable may be exercised for the following 30 days. If a participant ceases to be eligible under the Share Option Plan due to termination of employment or services without cause, all options held by the participant cease to vest and those options which are then exercisable may be exercised for the following 90 days. If a participant ceases to be eligible under the

Share Option Plan due to termination of employment for cause, all options held by the participant cease to vest and all options which are then exercisable cease to be exercisable. If a participant's employment ceases by reason of disability or death, all options held by the participant cease to vest and those options which are then exercisable may be exercised for the following 12 months. The Compensation Committee may provide, at the time of the grant or at any time thereafter, that granted options remain exercisable following such resignation or termination, provided that no option may be exercised after its stated expiration (which in no case may be later than 10 years after the date of the grant).

        The Share Option Plan provides that approval of the holders of the Shares and the Special Shares is not required for any amendments to the Share Option Plan or an option granted under the Share Option Plan, except for any amendment or modification that:

  (i)
  increases the number of Shares issuable under the Share Option Plan, including an increase to a fixed maximum number of Shares or a change from a fixed maximum number of Shares to a fixed maximum percentage;

  (ii)
  increases the length of the period after a blackout period during which options, awards, or any rights pursuant thereto may be exercised;

  (iii)
  reduces the exercise price of an option or that would result in the exercise price for any option being lower than the fair market value of a Share at the time the option is granted, except a reduction in connection with any stock dividend, stock split, combination or exchange of Shares, merger, consolidation, spin-off or other distribution, or other change in the capital of IESI-BFC affecting the Shares;

  (iv)
  expands the categories of eligible person which would have the potential of broadening or increasing insider participation;

  (v)
  results in an amendment to termination provisions providing an extension beyond the original expiry date, except a permitted automatic extension of an option expiring during a blackout period;

  (vi)
  results in participants receiving Shares while no cash consideration is received by IESI-BFC;

  (vii)
  requires securityholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX);

  (viii)
  grants additional powers to the Board of Directors to amend the Share Option Plan or entitlement;

  (ix)
  extends the term of options held by insiders; or

  (x)
  changes the insider participation limits which result in securityholder approval being required on a disinterested basis.

        IESI-BFC did not grant any additional options to acquire Shares to the Named Executive Officers during the year ended December 31, 2009.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights		Number of securities remaining available for future issuance under equity compensation plans
Plan Category
Equity compensation plans approved by securityholders	2,245,500		C$	24.08	1,754,500
Equity compensation plans not approved by securityholders	—			—	—

Total	2,245,500	(1)	C$	24.08	1,754,500	(2)

Notes:

(1)
Represents approximately 2.7% of IESI-BFC's outstanding capital (2.4% assuming the conversion of all outstanding Participating Preferred Shares) as at April 27, 2010.

(2)
Represents approximately 2.1% of IESI-BFC's outstanding capital (1.9% assuming the conversion of all outstanding Participating Preferred Shares) as at April 27, 2010.

Composition of the Compensation Committee

        During the year ended December 31, 2009, the Compensation Committee assisted the Board of Directors (and, prior to the Conversion, the Board of Trustees) in determining and administering the compensation for the senior officers of IESI-BFC and its subsidiaries. The following individuals served as the members of the Compensation Committee during the fiscal year ended December 31, 2009: Mr. Daniel R. Milliard (Chair), Mr. James J. Forese, Mr. Daniel Dickinson, Mr. Joseph H. Wright and Mr. Douglas Knight.

Compensation Committee Interlocks and Insider Participation

        None of the members of the Compensation Committee during 2009 was an officer, employee or former officer or employee of IESI-BFC, the Fund or IESI Holdings or any of their subsidiary entities or affiliates. The members of the Compensation Committee during 2009 were eligible to have their directors' fees invested under the terms of the LTIP for the period January 1, 2009 to June 30, 2009. For the period July 1, 2009 to December 31, 2009, 50% of Directors fees were required to be invested in shares of IESI-BFC under the terms of the LTIP. See "— Long-Term Incentive Programs".

Compensation of Directors of IESI-BFC

        Directors receive their compensation in Canadian funds but their compensation is reported in U.S. dollars in this section. For purposes of this presentation, Canadian dollar amounts have been converted to U.S. dollars based on the Bank of Canada average rate of exchange of:

        C$1.00 = $0.8290 for the period January 1, 2009 through June 30, 2009;

        C$1.00 = $0.9287 for the period July 1, 2009 through December 31, 2009; and

        C$1.00 = $0.8760 for the period January 1, 2009 through December 31, 2009.

        For the period January 1, 2009 to June 30, 2009, each non-management Director or Trustee (other than the Chairman) received an annual retainer of $33,162. The Chairman of the Board of Directors received an annual retainer of $74,614 for his duties as chair. The chair of each board committee received an additional annual retainer of $3,316 ($8,290 in the case of the Audit Committee chair) and other members of those committees received an additional annual retainer of $1,658. Board members received a fee of $1,036 for each board meeting attended, and committee members received a fee of $1,036 for each committee meeting attended. Directors were also reimbursed for out-of-pocket expenses for attending board and board committee meetings.

        For the period from July 1, 2009 through December 31, 2009, non-management Directors were compensated as follows:

  •
  $125,368 annual retainer for being a member of the Board of Directors;

  •
  $185,730 annual retainer for the Chairman of the Board of Directors;

  •
  $18,573 additional annual retainer for being the Chairman of the Audit Committee;

  •
  $9,287 for being the Chairman of the Compensation, Governance and Nominating Committee;

  •
  total compensation would be paid 50% in cash, 50% in DSU/LTIP(1);

  •
  these compensation changes would be effective July 1, 2009;

  •
  subsequent to July 1, 2009 no additional meeting or membership fees would be paid; and

  •
  given the increase in base compensation, the timeline for Directors to meet the share ownership requirements will be extended to five years from the date of joining the Board.

Note:

(1)
In accordance with the terms of the TC Carting III, L.L.C limited partnership agreement, Messrs. Dickinson and Forese receive their compensation entirely in cash.

        During the year ended December 31, 2009, a total of $41,312 was paid in respect of reimbursement of expenses incurred by the Directors relating to travel and other expenses attributable to attending board and board committee meetings. Keith A. Carrigan, the Vice Chairman & Chief Executive Officer of IESI-BFC, and

Charles F. Flood, the President of IESI-BFC, were not entitled to compensation for acting in the capacity of Director, Trustee of the Fund and director of IESI Holdings; however, all their expenses were paid by IESI-BFC or a subsidiary. The Chairman of the Board of Directors also received a fee of $1,036 per day on which he traveled on business for IESI-BFC.

Name	Fees Earned ($)(1)	Share Based Awards ($)(1)	Total ($)(1)
Daniel M. Dickinson(2)	95,923	0	95,923
James J. Forese(2)	99,646	0	99,646
Daniel R. Milliard	68,374	31,711	100,084
Douglas W. Knight	65,313	29,515	94,828
Joseph H. Wright	99,714	43,733	143,447

Notes:

(1)
Directors receive their compensation in Canadian funds. For purposes of this presentation, Canadian dollar amounts have been converted to U.S. dollars based on the Bank of Canada average rate of exchange for the year ended December 31, 2009 of C$1.00 = $0.8760.

(2)
In accordance with the terms of the TC Carting III, L.L.C limited partnership agreement, Messrs. Dickinson and Forese receive their compensation entirely in cash (rather than in part cash, part Shares).

        On August 3, 2006, the Trustees of the Fund approved a Unit Ownership Program for Trustees. The program was adopted by IESI-BFC following the Conversion, and, as amended on July 1, 2009, provides that within five years of July 1, 2009, each Director will be required to own Shares in IESI-BFC having a purchase value or fair market value, whichever is higher, equivalent to three times his or her annual retainer.

Indebtedness

        None of the Directors or executive officers of IESI-BFC or the directors, executive officers or senior officers of its subsidiary entities, or any associate of any of the foregoing, is, or has been at any time since January 1, 2009, indebted to IESI-BFC or any of its subsidiary entities. None of the indebtedness of any such person to another entity is, or has been at any time since January 1, 2009, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by IESI-BFC or any of its subsidiaries.

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF IESI-BFC

        The following table shows, as of May 5, 2010, the beneficial ownership of IESI-BFC's voting securities by each person or entity who is known by IESI-BFC to beneficially own, directly or indirectly, or control or direct voting securities carrying 5% or more of the voting rights attached to any class of voting securities of IESI-BFC.

Name	Number of Shares	Percentage of Class	Number of Special Shares	Percentage of Class	Percentage of all Voting Rights

IESI(1)	—	—	11,048,624	100%	11.8%

Guardian Capital LP(2)	5,844,095	7.1%	—	—	6.3%

Cypress Capital Management Ltd.(3)	5,818,580	7.1%	—	—	6.2%

Note:

(1)
IESI represents the Retained Interest Holders as a group, through their indirect right to direct the voting of the Special Shares held by IESI. TC Carting III, L.L.C. is one of the Retained Interest Holders and holds Participating Preferred Shares, which are exchangeable for an aggregate of 10,906,195 Shares, representing approximately 11.7% of the outstanding Shares on an as-converted basis.

(2)
Based upon information from Thomson Financial, and is as of March 31, 2009.

(3)
Based upon information from Thomson Financial, and is as of January 13, 2009.

        The following table shows information, which is based on public filings in Canada and determined in accordance with Canadian rules, with respect to the beneficial ownership of the Corporation's common shares as of May 5, 2010, by:

  •
  each of the Corporation's Named Executive Officers;

  •
  each of the Corporation's directors;

  •
  all of the Corporation's directors and Named Executive Officers as a group; and

  •
  each person beneficially owning, directly or indirectly, or exercising control or direction over, more than 10% of the Corporation's common shares or Special Shares (which vote together at the Corporation's shareholder meetings), but not including common shares issuable upon the exercise of stock options.

Name	Number of common shares(1)		Percentage of class		Percentage of all voting rights
Keith A. Carrigan	467,929		0.57%		0.50%
Charles F. Flood	392,441	(2)	0.48	(2)	0.42	(2)
Joseph D. Quarin	183,296		0.22		0.20
Thomas J. Cowee	156,868		0.19		0.17
Thomas L. Brown	75,064		0.09		0.08
Daniel M. Dickinson	—	(3)	—		—
James J. Forese	—	(3)	—		—
Daniel R. Milliard	6,501		0.01		0.01
Douglas Knight	28,770		0.03		0.03
Joseph H. Wright	24,518		0.03		0.03
All directors and executive officers as a group (10 persons)	1,335,387		1.62		1.43

Note:

(1)
Includes common shares held in trust pursuant to the Corporation's long-term incentive plan.

(2)
Includes common shares issuable upon the conversion of Participating Preferred Shares owned or controlled by Mr. Flood.

(3)
Messrs. Dickinson and Forese are officers of and hold equity interests in TC Carting III, L.L.C., a holder of Participating Preferred Shares.

 INFORMATION ABOUT WSI

BUSINESS

Overview

        Waste Services, Inc. and its wholly owned subsidiaries (collectively, "WSI") is a multi-regional, integrated solid waste services company. Waste Services, Inc. is a holding company and all of its operations are conducted by its subsidiaries. WSI provides collection, transfer, landfill disposal and recycling services for commercial, industrial and residential customers in the United States and Canada. All statistics and data presented in this proxy statement/prospectus are as of March 31, 2010 unless otherwise indicated. WSI services an estimated 84,700 commercial and industrial customers and an estimated 7.3 million residential homes. WSI operates seven landfills, 22 transfer stations, 17 recycling facilities and 34 collection operations.

        WSI's strategy is to operate in markets where WSI can obtain competitive advantages through economies of scale and preferential disposal alternatives. Scale in a market provides an opportunity to route collection activities more efficiently, maintain profitable pricing levels and negotiate or acquire disposal advantages to allow WSI to be a low cost provider. WSI believes that it has leading market positions in each of its major markets in Ontario, Alberta, British Columbia and Florida, and WSI believes that it is the third largest waste company by revenue in both Canada and Florida. In Florida, WSI believes that it has the second best disposal assets and anticipates these assets will allow WSI to become number two in revenue over time.

        WSI's operations are located in the U.S. and Canada. WSI's U.S. operations are located in Florida and its Canadian operations are located in Eastern Canada (Ontario) and Western Canada (Alberta, Saskatchewan and British Columbia). WSI divested its Jacksonville, Florida operations in March 2008, its Texas operations in June 2007 and its Arizona operations in March 2007 and as a result, these operations are presented as discontinued for all periods presented. WSI believes that it would have been unable to obtain significant scale in its divested markets to meet its objectives. WSI does not have significant (in volume or dollars) inter-segment operation-related transactions. For more information regarding WSI's segments refer to Note 18 to the accompanying consolidated financial statements of WSI.

        WSI's predecessor company, Capital Environmental Resource Inc. ("Capital Environmental"), was incorporated in Ontario, Canada in May 1997. In 2003, Capital Environmental incorporated WSI as one of its subsidiaries in Delaware under the name Omni Waste, Inc. In 2003, WSI changed its name to Waste Services, Inc. Under a plan of arrangement designed to domicile the corporate parent of WSI's operations in the United States, WSI became the successor to Capital Environmental. The migration transaction was completed July 31, 2004 and was accomplished primarily by the exchange of shares of Capital Environmental into shares of WSI. As a result of the migration transaction, Capital Environmental became WSI's subsidiary and WSI became the parent company. Capital Environmental also changed its name to Waste Services (CA) Inc. ("Waste Services (CA)").

        WSI's corporate offices are located at 1122 International Blvd., Suite 601, Burlington, Ontario, Canada L7L 6Z8. WSI's telephone number is (905) 319-1237.

        WSI files annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other filings with the Securities and Exchange Commission ("SEC"). The public may read and copy any materials WSI files with the SEC at the SEC's Office of Public Reference at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The internet address is www.sec.gov.

        WSI makes available, at no charge through its website address at www.wasteservicesinc.com, its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to these reports filed or furnished with the SEC, together with proxy materials circulated to its stockholders, as soon as reasonably practicable after WSI electronically files such material with, or furnishes it to, the SEC. Information on WSI's website does not form a part of this proxy statement/prospectus.

Proposed Merger with IESI-BFC

        On November 11, 2009, WSI entered into a merger agreement with IESI-BFC Ltd. ("IESI-BFC"), which provides for IESI-BFC to acquire WSI. IESI-BFC, through its subsidiaries, is one of North America's largest full-service waste management companies, providing non-hazardous solid waste collection and landfill disposal services to commercial, industrial, municipal and residential customers in ten states and the District of the Columbia in the U.S., and five Canadian provinces.

        WSI and IESI-BFC are working to complete the merger as quickly as practicable, and WSI currently expects the merger to be completed during the second calendar quarter of 2010. However, neither WSI nor IESI-BFC can predict the effective time of the merger because it is subject to conditions beyond each company's control, including approval of the merger by WSI stockholders and necessary regulatory approvals. If the merger is completed, each WSI stockholder will receive 0.5833 IESI-BFC common shares (plus cash in lieu of any fractional share interests) for each share of WSI common stock held immediately prior to the completion of the merger, subject to adjustment under limited circumstances.

        If the merger agreement is terminated under certain circumstances, including circumstances involving the acceptance of a superior acquisition proposal by WSI or a change in recommendation by WSI's board of directors or an intentional breach by WSI, WSI will be required to pay IESI-BFC a termination fee of $11.0 million, plus all out-of-pocket costs up to a maximum of $3.5 million for professional and advisory services and other expenses reasonably incurred by IESI-BFC in connection with the merger. Upon termination of the merger agreement by WSI resulting from IESI-BFC's intentional breach of the merger agreement, IESI-BFC will be required to pay WSI $11.0 million plus an amount equal to all out-of-pocket costs up to $3.5 million for professional and advisory services and other expenses reasonably incurred by WSI in connection with the merger. WSI or IESI-BFC may be required to pay the other party an expense reimbursement amount of up to $3.5 million in certain other specified circumstances.

Business Strategy

        WSI's strategy is to operate in markets where it can obtain competitive advantages through economies of scale and preferential disposal alternatives. WSI's goal is to be a highly profitable, multi-regional non-hazardous solid waste services company in North America with leading market positions in each of the markets it serves. In order to achieve this goal, WSI intends to:

        Maximize Density and Vertically Integrate Operations.    WSI believes that achieving a high degree of density and vertical integration of operations leads to higher profitability and returns on invested capital. In each of its local markets, WSI seeks to maximize the density of its collection routes. This allows WSI to leverage its facilities and vehicle fleet by increasing the number of customers served and revenue generated by each route. In addition, WSI seeks to vertically integrate its operations where possible, using transfer stations to link collection operations with its landfills thereby increasing internalization of waste volume. By securing and controlling the waste stream from collection through disposal, WSI is able to achieve cost savings for its collection operations, while at the same time providing its landfills with more stable and predictable waste volume and enhancing margins through the internalization of collected volume. In its efforts to maximize vertical integration, WSI periodically evaluates markets where WSI is not internalized for possible collection or transfer station acquisitions or asset swap transactions to enhance density or internalization in existing markets where WSI is vertically integrated.

        Provide Consistent, Superior Customer Service.    WSI's long-term growth and profitability will be driven, in large part, by its ability to provide consistent, superior service to its customers. WSI believes that its local and regional operating focus allows WSI to respond effectively to customer needs on a local basis, as well as maintain strong relationships with its commercial, municipal and residential accounts. In each of its markets, customer retention and new account generation are key areas of focus for WSI's local managers.

        Maintain a Decentralized Operating Management Structure with Centralized Controls and Information Systems.    The solid waste industry is a local and regional business by nature. WSI believes that asset investment, customer relationships, pricing and operational productivity are most effectively managed on a local and regional basis. WSI has structured its operating management team on a geographically decentralized basis because WSI believes that talented, experienced and focused local management are in the best position to make effective, profitable decisions regarding local operations, including customer acquisition and retention, and to provide strong customer service. WSI's senior management team provides significant oversight and guidance for its local management, developing operating goals and standards tailored to each market. WSI's senior management does not impose corporate directives regarding certain local operating decisions.

        While its operating management structure is decentralized, all of WSI's operations are required to adhere to uniform corporate policies and financial controls and use integrated information systems. WSI's information systems provide both corporate and local management with comprehensive, consistent and timely operating and financial data, enabling them to maintain detailed, ongoing visibility of the performance and trends in each of its local market operations.

        Execute a Disciplined, Disposal-Based Growth Strategy.    WSI's growth strategy consists of both making "tuck-in" acquisitions within an existing market, which typically consist of collection operations or transfer stations, and making new geographic market entries by acquiring disposal capacity. In any acquisition, WSI focuses on maximizing long-term cash flow and return on invested capital.

        For tuck-in acquisitions, WSI pursues opportunities that:

  •
  are complementary to its existing infrastructure, allowing WSI to increase the density of its collection routes or enhance asset utilization; or

  •
  increase the waste volume that can be internalized into its landfills.

        For new market entries, WSI pursues opportunities where it can:

  •
  benefit from an above-average underlying economic or population growth, or a changing competitive or regulatory environment that could lead to above-average growth for non-hazardous solid waste services;

  •
  over time establish a leading market position; and

  •
  secure a disposal facility and subsequently become vertically integrated through tuck-in acquisitions (with the ability to ultimately secure significant internalized waste volumes).

Operations

        WSI provides its services on a geographic basis in Florida and in two regions in Canada: Eastern Canada (Ontario) and Western Canada (Alberta, British Columbia and Saskatchewan). For a discussion on the seasonality of its business, see "Management's Discussion and Analysis of Financial Condition and Results of Operations of WSI — Seasonality."

        A summary of WSI's collection, transfer station, recycling and landfill disposal facilities as of March 31, 2010 is as follows:

	Eastern Canada	Western Canada	Total Canada	Florida	Total
Collection operations	14	10	24	10	34
Transfer stations	9	2	11	11	22
Recycling facilities	5	4	9	8	17
Landfills	1	2	3	4	7

Collection Services

        WSI provides collection services to approximately 84,700 commercial and industrial customers and services approximately 7.3 million residential homes. WSI has a front-line collection fleet size of approximately 1,210 vehicles with an average fleet age of approximately 6.9 years.

        Commercial and Industrial Collection.    WSI performs commercial and industrial collection services principally under one to five year service agreements, which typically contain provisions for automatic renewal and prohibit the customer from terminating the agreement prior to its expiration date without incurring a penalty. Roll-off containers are also provided to WSI's customers for temporary services, such as for construction projects, under short-term purchase orders. Stationary compactors are rented to customers, allowing them to compact their waste at their premises prior to its collection. Commercial and industrial collection vehicles normally require one operator. WSI provides one to eight cubic yard containers to commercial customers and 10 to 40 cubic yard roll-off containers to industrial customers.

        Charges for WSI's commercial and industrial services are determined by a variety of factors, including collection frequency, level of service, route density, the type, volume and weight of the waste collected, type of equipment and containers furnished, the distance to the disposal or processing facility, the cost of disposal or processing and prices charged by competitors for similar services. WSI's contracts with commercial and industrial customers typically allow WSI to pass on increased costs resulting from variable items such as disposal and fuel costs and surcharges. WSI's ability to pass on price increases is, however, sometimes limited by the terms of its contracts.

        Residential Collection.    WSI's residential waste collection services are provided under a variety of contractual arrangements, including contracts with municipalities, owners and operators of large residential complexes and mobile home parks, and homeowners associations. In certain markets, WSI also provides residential subscription services to individual homeowners.

        WSI's contracts with municipalities are typically for a fixed term of three to ten years. Charges for residential services to municipalities are determined based on the number of homes serviced as well as the frequency of service. These contracts often contain a formula, generally based on a predetermined published price index, for adjustments to charges to cover increases in some, but not all, of WSI's operating costs. Certain of WSI's contracts with municipalities also contain renewal provisions or require capital commitments.

        Charges for residential non-hazardous solid waste collection services provided on a subscription basis are based primarily on route density, the frequency and level of service, the distance to the disposal or transfer facility, the cost of disposal or transfer and prices WSI charges in the market for similar services.

Transfer Station Services

        WSI's transfer stations receive WSI's own and third party non-hazardous solid waste. Waste received at WSI's transfer stations is compacted and transferred, generally by third-party subcontractors, for disposal to WSI's own or third-party landfills. WSI charges third-parties fees to dispose of their waste at WSI's transfer stations. Transfer station fees are generally based on the cost of processing, transportation and disposal. WSI also may enter into long-term put or pay disposal arrangements whereby third-party customers can secure disposal capacity with WSI at pre-arranged fixed rates or pay a penalty equal to the number of tons below the required tonnage multiplied by that disposal rate.

        WSI believes that the benefits of using its transfer stations include improved utilization of its collection infrastructure and better relationships with municipalities and private operators that deliver waste to WSI's transfer stations, which can lead to additional growth opportunities. WSI believes that transfer stations will become increasingly important to its operations as new landfills are opening further away from metropolitan areas and waste travels further for disposal in large metropolitan markets.

Commercial and Residential Recycling Services

        WSI offers collection and processing services to its municipal, commercial and industrial customers for a variety of recyclable materials, including cardboard, office paper, plastic containers, glass bottles, fiberboard and ferrous and aluminum metals. In some markets, WSI operates material recovery facilities that are used to sort, bale and ship recyclable materials to market. WSI also delivers recyclable materials that it collects to third parties for processing and resale. In an effort to reduce its exposure to commodity price fluctuations on recycled materials, where competitive pressures permit, WSI charges collection or processing fees for recycling volume collected from its commercial customers. WSI may also manage its exposure to commodity price fluctuations through the use of commodity brokers, which arrange for the sale of recyclable material collected in WSI's operations to third party purchasers. WSI believes that recycling will continue to be an important component of municipal non-hazardous solid waste management plans due to the public's environmental awareness and regulations that mandate or encourage recycling.

Landfill Disposal Services

        WSI charges its landfill customers a tipping fee on a per ton or per cubic yard basis for disposing of their non-hazardous solid waste at WSI's landfills. WSI generally bases its landfill tipping fees on market factors and the type and either weight or volume of the waste deposited. WSI may enter into long-term put or pay disposal arrangements whereby third-party customers can secure disposal capacity at WSI's landfills at pre-arranged fixed rates or pay a penalty equal to the number of tons below the required tonnage multiplied by that disposal rate.

        WSI disposes of the non-hazardous solid waste it collects in one of the following ways: (i) at its own landfills; (ii) through its own transfer stations; (iii) at municipally-owned landfills; or (iv) at third-party landfills, transfer stations or incinerators. In markets where WSI does not have its own landfills, WSI seeks to secure favorable long-term disposal arrangements with municipalities or private owners of landfills or transfer stations. In some markets, WSI may enter into put or pay disposal arrangements with third party operators of disposal facilities. These types of arrangements allowWSI to fix its disposal costs, but also expose WSI to the risk that if its tonnage declines and WSI is unable to deliver the minimum tonnage, WSI will be required to pay the penalty.

Other Specialized Services

        WSI offers other specialized services consisting primarily of sales and leasing of compactor equipment, portable toilet services for special events or construction sites and waste audits.

Local/Regional Operating Structure

        WSI manages its business on a local/regional basis. Each of WSI's operating regions also has a number of operating districts where the business is managed on a local basis. From a management perspective, each region (Florida, Eastern Canada and Western Canada) has a regional executive who reports to WSI's President and Chief Executive Officer. Reporting to the regional executives are local managers who are responsible for the day-to-day operations of their districts, including supervising their sales force, maintaining service quality, implementing WSI's health and safety and environmental programs and overseeing contract administration. Local managers work closely with the regional executives to execute business plans and identify business development opportunities. This structure is designed to provide decision-making authority to WSI's local managers who are closest to the needs of the customers they serve in the community. This localized approach allows WSI to quickly identify and address customer needs, manage local operating dynamics and take advantage of market opportunities.

Sales and Marketing

        WSI markets its services on a decentralized basis principally through its local managers and direct sales representatives. WSI's sales representatives visit customers on a regular basis and call upon potential new customers within a specified territory or service area. These sales representatives receive a portion of their compensation based on meeting certain incentive targets. WSI has a diverse customer base, with no single contract or customer representing more than 3.5% of consolidated revenue for the year ended December 31, 2009 and no single contract or customer representing more than 2.5% of consolidated revenue for the years ended December 31, 2008 and 2007.

Competition

        The non-hazardous solid waste services industry is highly competitive and fragmented. WSI competes with large, national non-hazardous solid waste services companies, as well as smaller regional non-hazardous solid waste services companies of varying sizes and resources. Some of WSI's competitors are better capitalized, have greater name recognition and greater financial, operational and marketing resources than WSI has. WSI also competes with operators of alternative disposal facilities, and with municipalities that maintain their own waste collection and disposal operations. Public sector operators may have financial advantages over WSI because of their access to user fees or tax revenue, as well as their ability to regulate the flow of waste streams.

        The U.S. non-hazardous solid waste industry currently includes two large national waste companies: Waste Management, Inc. and Republic Services, Inc. Waste Management of Canada Corporation and IESI-BFC are WSI's significant competitors in Canada.

        WSI competes for collection, transfer and disposal volume based primarily on price and quality of service. From time to time, competitors may reduce the prices of their services in an effort to expand their market share or service areas or to win competitively bid municipal contracts. These practices may cause WSI to reduce the prices of its services or, if WSI elects not to do so, to lose business. Occasionally, WSI has elected not to renew or bid for certain contracts due to the relatively low operating margins associated with them.

        Competition exists not only for collection, transfer and disposal volume, but also for acquisition candidates. WSI generally competes for acquisition candidates with publicly owned regional and large national non-hazardous solid waste services companies.

Government Regulation

        WSI's facilities and operations in the United States and Canada are subject to significant and evolving federal, state, provincial and local environmental, health and safety and land use laws and regulations that impose significant compliance burdens and risks upon WSI and require WSI to obtain permits or approvals from various government agencies. WSI incurs capital costs and recurring, annual operating costs in complying with this regulatory regime. Most permits or approvals must be periodically renewed. Renewals of WSI's landfill permits may result in the imposition of additional conditions that could increase cell development and operating costs above currently anticipated levels, or may limit the type, quantity or quality of waste that may be accepted at the site, thereby reducing operating revenue. Approvals and permits may also be modified or revoked by the issuing agency, impacting operating revenue, and civil or criminal fines and penalties may be imposed for WSI's failure to comply with the terms of its permits and approvals and applicable regulations. In addition, in connection with landfill expansions or increases in transfer station capacities, WSI will incur significant capital costs in order to meet applicable environmental standards that are a condition to the approval of such expansions or increases. Municipal solid waste landfills, like WSI's JED Landfill in Florida, are a source of GHG emissions. While WSI is already subject to limitations on these emissions under the Clean Air Act, if additional legislation is enacted limiting carbon emissions, this could increase the expenses WSI incurs in monitoring and controlling greenhouse gas emissions and could require WSI to incur capital expenditures to comply with such legislation.

        The principal statutes and regulations that affect WSI's operations in Florida are summarized below:

        The Resource Conservation and Recovery Act of 1976, as amended, regulates the generation, treatment, storage, handling, transportation and disposal of solid waste and requires states to develop programs to ensure the safe disposal of solid waste. The Subtitle D Regulations govern the design, operation and management of solid waste landfills, including location restrictions, facility design standards, operating criteria, closure and post-closure requirements, financial assurance requirements, groundwater monitoring requirements, methane gas emission control requirements, groundwater remediation standards and corrective action requirements. The Subtitle D Regulations also require certain landfill sites to meet stringent liner design criteria to keep leachate out of groundwater. States are entitled to develop their own permitting programs incorporating the federal landfill criteria or criteria that are more stringent than those set by the federal government. Florida has adopted regulations or programs as stringent as, or more stringent than, the Subtitle D Regulations.

        The Federal Water Pollution Control Act of 1972, as amended, or Clean Water Act, regulates the discharge of pollutants from landfill and other sites into waters of the United States. If run-off from WSI's transfer stations or collected leachate from its landfills is discharged into surface waters, the Clean Water Act requires WSI to obtain a discharge permit, conduct sampling and monitoring and, under certain circumstances, reduce the quantity of pollutants in the discharge. WSI's landfills are also required to comply with the EPA's storm water regulations issued in November 1990, which are designed to prevent contaminated landfill storm water run-off from flowing into surface waters.

        CERCLA establishes a program for the investigation and cleanup of facilities from which a release of any hazardous substance into the environment has occurred or is threatened. CERCLA imposes strict joint and several liability for the cleanup of facilities on current owners and operators of the site, owners and operators of the site at the time of the disposal of the hazardous substances, any person who arranges for the transportation, disposal or treatment of the hazardous substances, and transporters of waste containing hazardous substances, who select the disposal and treatment facilities. CERCLA also imposes liability for the cost of evaluation and remediation of any damage to natural resources. The costs of a CERCLA investigation and cleanup can be very substantial and liability is not dependent upon a deliberate discharge of a hazardous substance. If WSI were found to be a responsible party for a CERCLA cleanup, the enforcing agency could hold WSI, or any other generator, transporter or the owner or operator of the contaminated facility, responsible for all investigative and remedial costs, even if others were also liable. While CERCLA gives a responsible party the right to bring a contribution action against other responsible parties, the ability to obtain reimbursement from others could be limited by the ability to find other responsible parties, prove the extent of their responsibility and by the financial resources of these other parties.

        The Clean Air Act regulates emissions of air pollutants. The Florida Department of Environmental Protection has developed air quality standards that apply to WSI's landfills and require WSI to obtain emission permits. The EPA has also issued standards regulating the disposal of asbestos containing materials under the Clean Air Act. WSI's disposal and collection operations are required to meet certain permitting and emission requirements under the Clean Air Act. WSI may be required to install methane gas recovery systems at its landfills to meet emission standards under the Clean Air Act.

        Violations of any of these statutes and regulations may result in the issuance of orders to comply, administrative penalties or the institution of civil suits or criminal action against WSI. The federal statutes described above also contain provisions authorizing, under certain circumstances, the institution of lawsuits by private citizens to enforce the provisions of the statutes. Some of these statutes also authorize an award of attorneys' fees to parties successfully advancing such an action.

        In addition to the federal and related state regulations described above which are applicable to WSI's Florida operations, each state or province in which WSI operates has laws and regulations governing the generation, storage, treatment, handling, transportation and disposal of solid waste, occupational health and safety, water and air pollution and, in most cases, the siting, design, operation, maintenance, closure and post-closure care of landfills and transfer stations. Many municipalities also have ordinances, local laws and regulations that affect WSI's operations. These include zoning and health measures which may limit solid waste management activities to specified sites or activities, impose flow control restrictions that direct the delivery of solid wastes to specific facilities or regulate discharges into municipal sewers from WSI's solid waste facilities, laws that grant the right to establish franchises for collection services and then put these franchises out for bid, and bans or other restrictions on the movement of solid wastes into a municipality.

        The Occupational Safety and Health Act of 1970, as amended ("OSHA"), and provincial occupation health and safety laws in Canada, establish employer responsibilities for worker health and safety, including the obligation to maintain a workplace free of recognized injury causing hazards and to implement certain health and safety training programs. Various OSHA standards apply to WSI's operations, including standards concerning notices of hazards, the handling of asbestos and asbestos-containing materials and worker training and emergency response programs.

        Permits or other land use approvals for WSI's landfills or transfer stations, as well as state, provincial or local laws and regulations, may specify the quantity of waste that may be accepted at the landfill or transfer station during a given time period, specify the types of waste that may be accepted or the areas from which waste may be accepted at a landfill. Changes in landfill design standards for landfills may require WSI to construct or operate future landfill cells and infrastructure to a higher and potentially more costly standard than currently anticipated.

        There has been an increasing trend to mandate and encourage waste reduction at the source and waste recycling, and to prohibit or restrict the disposal of certain types of solid wastes, such as yard wastes, leaves and tires into landfills. In Ontario, the provincial government is currently reviewing and considering significant changes to the Waste Diversion Act including placing responsibility on the producers of products and packaging for the management of their products at the end of their life cycle. The enactment of these types of regulations that could reduce the volume and types of waste available for transport to and disposal in landfills could affect the ability of WSI's transfer stations and landfills to operate at full capacity, which would negatively impact WSI's operating results.

Employees

        As of March 31, 2010, WSI employed approximately 2,130 full-time employees, including approximately 75 persons categorized as professionals or managers, approximately 1,780 employees involved in collection, transfer, disposal and recycling operations and approximately 275 sales, clerical, data processing or other administrative employees. In Canada, non-salaried employees in 15 of WSI's 24 collection operations are governed by collective agreements, three of which are to be renewed or negotiated in 2010. WSI is not aware of any other current organizing efforts among its non-unionized employees and believes that relations with its employees are good.

Properties

        WSI's principal executive offices are in leased premises in Burlington, Ontario. WSI's principal property and equipment consist of landfills, land, buildings, vehicles and equipment, substantially all of which are encumbered by liens in favor of WSI's lenders under WSI's Senior Secured Credit Facilities.

        The following table summarizes the real properties used in WSI's operations as of March 31, 2010:

	Administrative	Collection Operation	Transfer Stations	Recycling Facilities	Landfills
Owned	—	17	14	9	7
Leased	1	17	8	8	—
Total	1	34	22	17	7

        As of March 31, 2010, WSI used approximately 1,210 front-line waste collection vehicles in WSI's operations. WSI believes that WSI's vehicles, equipment and operating properties are adequate for WSI's current operations. However, WSI expects to continue to make investments in additional equipment and property for expansion, replacement of assets and in connection with future acquisitions.

Legal Proceedings

        In the normal course of WSI's business and as a result of the extensive governmental regulation of the solid waste industry, WSI may periodically become subject to various judicial and administrative proceedings involving federal, state, provincial or local agencies. In these proceedings, an agency may seek to impose fines on WSI or revoke or deny renewal of an operating permit or license that is required for WSI's operations. From time to time, WSI may also be subject to actions brought by citizens' groups or adjacent landowners or residents in connection with the permitting and licensing of transfer stations and landfills or allegations related to environmental damage or violations of the permits and licenses pursuant to which WSI operates. In addition, WSI may become party to various claims and suits for alleged damages to persons and property, alleged violations of certain laws and alleged liabilities arising out of matters occurring during the normal operation of a waste management business.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF WSI

        The following discussion is based on, and should be read in conjunction with WSI's Consolidated Financial Statements and Notes thereto contained elsewhere in this proxy statement/prospectus.

Overview

        WSI is a multi-regional, integrated solid waste services company, providing collection, transfer, landfill disposal and recycling services for commercial, industrial and residential customers. WSI's operating strategy is disposal-based, whereby WSI enters geographic markets with attractive growth or positive competitive characteristics by acquiring and developing landfill disposal capacity, then acquiring and developing waste collection and transfer operations. WSI's operations are located in the United States and Canada. WSI's U.S. operations are located in Florida and its Canadian operations are located in Eastern Canada (Ontario) and Western Canada (Alberta, Saskatchewan and British Columbia).

Sources of Revenue

        WSI's revenue consists primarily of fees charged to customers for solid waste collection, landfill disposal, transfer and recycling services.

        WSI derives its collection revenue from services provided to commercial, industrial and residential customers. Collection services are generally performed under service agreements or pursuant to contracts with municipalities. WSI recognizes revenue when services are rendered. Amounts billed to customers prior to providing the related services are reflected as deferred revenue and reported as revenue in the periods in which the services are rendered.

        WSI provides collection services for commercial and industrial customers generally under one to five year service agreements. WSI determines the fees it charges its customers based on a variety of factors, including collection frequency, level of service, route density, the type, volume and weight of the waste collected, type of equipment and containers furnished, the distance to the disposal or processing facility, the cost of disposal or processing and prices charged by competitors for similar services. WSI's contracts with commercial and industrial customers typically allow it to pass on increased costs resulting from variable items such as disposal and fuel costs and surcharges. WSI's ability to pass on cost increases is however, sometimes limited by the terms of its contracts.

        WSI provides residential waste collection services through a variety of contractual arrangements, including contracts with municipalities, owners and operators of large residential complexes, mobile home parks and homeowner associations or through subscription arrangements with individual homeowners. WSI's contracts with municipalities are typically for a term of three to ten years and contain a formula, generally based on a predetermined published price index, for adjustments to fees to cover increases in some, but not all, of WSI's operating costs. Certain of WSI's contracts with municipalities contain renewal provisions. The fees WSI charges for residential solid waste collection services provided on a subscription basis are based primarily on route density, the frequency and level of service, the distance to the disposal or processing facility, the cost of disposal or processing and prices WSI charges in the market for similar services.

        WSI charges our landfill and transfer station customers a tipping fee on a per ton or per cubic yard basis for disposing of their solid waste at WSI's transfer stations and landfills. WSI generally bases its landfill tipping fees on market factors and the type and weight of, or volume of the waste deposited. WSI generally bases its transfer station tipping fees on market factors and the cost of processing the waste deposited at the transfer station, the cost of transporting the waste to a disposal facility and the cost of disposal.

        Material recovery facilities generate revenue from the sale of recyclable commodities. In an effort to reduce WSI's exposure to commodity price fluctuations on recycled materials, where competitive pressures permit, WSI charges collection or processing fees for recycling volume collected from its customers. However, sustained declines in the price of recycled commodities, including but not limited to, aluminum, used corrugated cardboard or news print would lower WSI's revenue from such commodities and adversely affect its margins and profitability.

Expense Structure

        WSI's cost of operations primarily includes tipping fees and related disposal costs, labor and related benefit costs, equipment maintenance, fuel, vehicle, liability and workers' compensation insurance and landfill capping, closure and post-closure costs. WSI's strategy is to create vertically integrated operations where possible, using transfer stations to link collection operations with its landfills to increase internalization of its waste volume. Internalization lowers WSI's disposal costs by allowing it to eliminate tipping fees otherwise paid to third party landfill or transfer station operators. WSI believes that internalization provides it with a competitive advantage by allowing it to be a low cost provider in its markets. WSI expects that its internalization will gradually increase over time as it develops its network of transfer stations and maximize delivery of collection volumes to its landfill sites.

        In markets where WSI does not have its own landfills, WSI seeks to secure disposal arrangements with municipalities or private owners of landfills or transfer stations. In these markets, WSI's ability to maintain competitive prices for its collection services is generally dependent upon its ability to secure competitive disposal pricing. If owners of third party disposal sites discontinue WSI's arrangements, WSI would have to seek alternative disposal sites, which could impact its profitability and cash flow. In addition, if third party disposal sites increase their tipping fees and WSI is unable to pass these increases on to its collection customers, WSI's profitability and cash flow would be negatively impacted.

        WSI believe that the age and condition of its vehicle fleet has a significant impact on operating costs, including, but not limited to, repairs and maintenance, insurance and driver training and retention costs. Through capital investment, WSI seeks to maintain an average fleet age of approximately six to seven years. WSI believes that this enables it to best control its repair and maintenance costs, safety and insurance costs and employee turnover related costs.

        Selling, general and administrative expenses include managerial costs, information systems, sales force, administrative expenses and professional fees.

        Depreciation, depletion and amortization includes depreciation of fixed assets over their estimated useful lives using the straight-line method, depletion of landfill costs, including capping, closure and post-closure obligations using the units-of-consumption method, and amortization of intangible assets including customer relationships and contracts and covenants not-to-compete, which are amortized over the expected life of the benefit to be received from such intangibles.

        Costs associated with acquisitions are expensed as they are incurred. These costs may include transaction related costs and internal costs, including executive salaries, overhead and travel costs.

Recent Developments

Proposed Merger with IESI-BFC

        On November 11, 2009, WSI entered into a merger agreement with IESI-BFC Ltd. ("IESI-BFC"), which provides for IESI-BFC to acquire WSI. IESI-BFC, through its subsidiaries, is one of North America's largest full-service waste management companies, providing non-hazardous solid waste collection and landfill disposal services to commercial, industrial, municipal and residential customers in ten states and the District of the Columbia in the U.S., and five Canadian provinces.

        WSI and IESI-BFC are working to complete the merger as quickly as practicable and WSI currently expects the merger to be completed during the second calendar quarter of 2010. However, neither WSI nor IESI-BFC can predict the effective time of the merger because it is subject to conditions beyond each company's control, including approval of the merger by WSI's stockholders and necessary regulatory approvals. If the merger is completed, each of WSI's stockholders will receive 0.5833 IESI-BFC common shares (plus cash in lieu of any fractional share interests) for each share of WSI's common stock held immediately prior to the completion of the merger, subject to adjustment under limited circumstances.

        If the merger agreement is terminated under certain circumstances, including circumstances involving the acceptance of a superior acquisition proposal by WSI or a change in recommendation by WSI's board of directors or an intentional breach by WSI, WSI will be required to pay IESI-BFC a termination fee of

$11.0 million, plus all out-of-pocket costs up to a maximum of $3.5 million for professional and advisory services and other expenses reasonably incurred by IESI-BFC in connection with the merger. Upon termination of the merger agreement by WSI resulting from IESI-BFC's intentional breach of the merger agreement, IESI-BFC will be required to pay WSI $11.0 million plus an amount equal to all out-of-pocket costs up to $3.5 million for professional and advisory services and other expenses reasonably incurred by WSI in connection with the merger. WSI or IESI-BFC may be required to pay the other party an expense reimbursement amount of up to $3.5 million in certain other specified circumstances.

Acquisitions and Dispositions

        In January 2010, WSI acquired a permitted construction and demolition transfer station in Miami-Dade County, Florida from County Recycling and Waste Transfer for approximately $4.4 million in cash. WSI intends to use this facility as a platform to build WSI's roll-off business in Miami-Dade County, Florida and to internalize the waste volume into its existing landfill facilities.

        In January 2010, WSI acquired three material recovery facilities located on Vancouver Island, British Columbia from Vancouver Island Recycling Centres for C$3.1 million. This acquisition allows WSI to have more control over the marketing, sales and disposal of recyclables collected in its Vancouver Island operations.

        In October 2009, WSI acquired Republic Services' operations in Miami-Dade County, Florida for $32.0 million in cash plus an adjustment for working capital. WSI is internalizing waste volumes from this acquisition into its existing transfer station and landfill facilities.

        In September 2009, WSI acquired the Miami-Dade County, Florida hauling operations of DisposAll of South Florida, Inc. ("DisposAll") for approximately $15.6 million, of which $1.3 million was paid by way of a disposal credit for future fees charged to DisposAll for waste disposed at certain of WSI's transfer station and landfill facilities. WSI is internalizing the waste flow from this acquisition into its existing transfer station and landfill facilities.

        During July 2009, WSI entered into an agreement to acquire 875 acres of agricultural land in Hardee County, Florida, subject to the land being permitted for the operation of a Class I landfill. The purchase price, at the seller's option, will be either (i) a lump sum payment of $10.0 million to $11.6 million depending on the timing of the closing of the transaction and payable on closing or (ii) a portion of the lump sum payment at closing, ranging from $1.0 million to $7.0 million, plus a future stream of annual payments calculated as the greater of a specified annual minimum, ranging from $0.2 million to $0.5 million, or a percentage of revenues from the operation of the landfill, until the property ceases to be used for landfill related operations, but not less than twenty years.

        During 2009, WSI also acquired five separate "tuck-in" hauling operations in Florida for an aggregate purchase price of $3.6 million. WSI is internalizing construction and demolition waste volumes associated with these acquisitions into certain of its existing transfer station and landfill facilities.

        In December 2008, WSI acquired RIP, Inc., the owner of a construction and demolition waste landfill in Citrus Country, Florida, for an aggregate purchase price of $7.7 million. Should the site be permitted as a Class I landfill, Class III landfill or as a transfer station, the sellers are entitled to future royalties at varied rates per ton based on the volume and type of waste deposited at the site.

        In December 2008, WSI acquired the assets of Commercial Clean-up Enterprises, Inc., a construction and demolition hauling operation in Fort Myers, Florida, for a total purchase price of $6.1 million, of which $1.6 million is deferred and payable as WSI collects waste volumes from its pre-existing waste streams within the counties of Charlotte, Lee and Collier, Florida. WSI is internalizing the waste volumes associated with this acquisition to its SLD Landfill in southwest Florida.

        In March 2008, WSI sold its hauling and material recovery operations and a construction and demolition landfill site in the Jacksonville, Florida market to an independent third party. The proceeds from this sale approximated $56.7 million of cash, including working capital. At the time of close, WSI was actively pursuing an expansion at the landfill. If the construction and demolition landfill site did not obtain certain permits relating to an expansion, WSI would have been required to refund $10.0 million of the purchase price and receive title to the expansion property. Accordingly, at the time of closing WSI deferred this portion of the proceeds, net of its $3.0 million cost basis. During December 2008, the permits relating to the expansion were secured and the deferred gain was recognized. Simultaneously with the closing of the sale transaction WSI entered into an operating lease with the buyer for certain land and buildings used in the Jacksonville, Florida operations, for a term of five years at $0.5 million per year. Commencing in April 2009, the lessee had the option to purchase the leased assets for a purchase price of $6.0 million, which was exercised in 2009. Also at the time of close, WSI utilized $42.5 million of the proceeds to make a prepayment of the term loan under WSI's Senior Secured Credit Facilities. Accordingly, WSI expensed approximately $0.5 million of unamortized debt issue costs relating to this retirement.

        In June 2007, WSI completed transactions to acquire WCA Waste Corporation's ("WCA") hauling and transfer station operations near Fort Myers, Florida and to sell WSI's Texas operations to WCA. The transfer station is permitted to accept construction and demolition waste volume, and WSI is internalizing this additional volume to its SLD Landfill in southwest Florida. The estimated fair value of the WCA assets approximated $18.4 million. Additionally, as part of the transaction with WCA WSI received $23.7 million in cash and issued a $10.5 million non-interest bearing promissory note with payments of $125,000 per month until June 2014. The net present value of the note at the time of closing was approximately $8.1 million.

        Prior to the WCA transaction, WSI had significant operations in the construction and demolition market in Fort Myers. WSI believed that by acquiring WCA's Southwest Florida operations, it could create greater long-term shareholder value by removing a market competitor, increasing WSI's density and internalizing construction and demolition waste volume to WSI's SLD Landfill in southwest Florida. Conversely, WSI's Texas Class I landfill site required significant capital investment for cell construction and new equipment within the next two years. While both markets are extremely competitive, WSI's lack of dedicated collection or hauling assets in Texas meant that in order to realize the full potential of the Texas marketplace earlier in the site life, WSI would need to acquire additional hauling company assets rather than building them organically over time. Hence WSI believed that the WCA assets, which were immediately integrated into existing operations, would yield higher future returns than those of the developing Texas market.

        In April 2007, WSI completed the acquisition of a roll-off collection and transfer operation, a transfer station development project and a landfill development project in southwest Florida operated by USA Recycling Holdings, LLC, USA Recycling, LLC and Freedom Recycling Holdings, LLC for a total purchase price of $51.2 million. The existing transfer station is permitted to accept construction and demolition waste volume, and WSI is internalizing this additional volume to its SLD Landfill in southwest Florida. Under the terms of the purchase agreement, $7.5 million is contingent upon the receipt of certain landfill operating permits, $2.5 million is contingent on the receipt of certain operating permits for the transfer station and $18.5 million is due and payable at the earlier of the receipt of all operating permits for the landfill site, or January 2009, and delivery of title to the property. Through the third quarter of 2008, WSI had advanced $9.5 million towards the purchase of the landfill development project and incurred design and other third party costs relative to this project totaling $0.8 million. In the fourth quarter of 2008 WSI determined that the landfill development project was no longer economically viable, and as such WSI ceased pursuing any further investment in this project. Accordingly, WSI recognized a charge for the previous advances and capitalized costs of $10.3 million in December 2008. WSI will have no further obligation relative to the $18.5 million payment or the $7.5 million contingent fee associated with the obtaining of certain landfill operating permits.

        In April 2007, WSI acquired a "tuck-in" hauling operation in Ontario, Canada for cash consideration of approximately C$1.5 million.

        In March 2007, WSI completed transactions to acquire Allied Waste Industries, Inc's. ("Allied Waste") South Florida operations and to sell WSI's Arizona operations to Allied Waste and paid $15.8 million including net working capital between the two operations and transaction costs.

        WSI has presented the net assets and operations of its Jacksonville, Florida operations, Texas operations and Arizona operations as discontinued operations for all periods presented. Revenue from discontinued operations was $4.7 million and $37.1 million for the years ended December 31, 2008 and 2007, respectively. Pre-tax net income from discontinued operations was $0.7 million and $2.8 million for the years ended December 31, 2008 and 2007, respectively. The income tax provision for discontinued operations was

$0.3 million and nil for the years ended December 31, 2008 and 2007, respectively. The decrease in pre-tax net income from discontinued operations for 2008 compared to 2007 relates primarily to the exclusion of WSI's Jacksonville, Florida operations for all but the first two months of 2008. During 2008, WSI recognized a pre-tax gain on disposal of $18.4 million relative to the sale of the Jacksonville, Florida operations and an associated income tax provision of $7.3 million. During 2007, WSI recognized a loss on disposal of $12.4 million relative to the sale of its Texas operations and a gain on disposal of $0.8 million relative to the sale of its Arizona operations. No income tax provision or benefit has been attributed to the Texas or Arizona disposals. Included in the calculation of the gain on disposal for the Jacksonville, Florida operations and Arizona operations was $23.6 million and $21.0 million of goodwill, respectively. There was no goodwill allocable to WSI's Texas operations.

Critical Accounting Estimates and Policies

General

        WSI's discussion and analysis of its financial condition and results of operations are based on the Consolidated Financial Statements of WSI, which have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The preparation of the Consolidated Financial Statements of WSI requires WSI to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosure of contingent assets and liabilities. On an ongoing basis WSI evaluates its estimates, including those related to areas that require a significant level of judgment or are otherwise subject to an inherent degree of uncertainty. These areas include allowances for doubtful accounts, landfill airspace and depletion of landfill development costs, intangible and long-lived assets, closure and post-closure liabilities, insurance reserves, revenue recognition, income taxes, assumptions for share-based payments and commitments and contingencies. WSI bases its estimates on historical experience, its observance of trends in particular areas and information or valuations and various other assumptions that WSI believes to be reasonable under the circumstances and which form the basis for making judgments about the carrying value of assets and liabilities that may not be readily apparent from other sources. Actual amounts could differ significantly from amounts previously estimated.

        WSI believes that of its significant accounting policies (refer to the Notes to the Consolidated Financial Statements of contained elsewhere in this proxy statement/prospectus), the following may involve a higher degree of judgment and complexity:

Revenue Recognition

        WSI recognizes revenue when services, such as providing collection services or accepting waste at its disposal facilities, are rendered. Amounts billed to customers prior to providing the related services are reflected as deferred revenue and reported as revenue in the period in which the services are rendered. WSI's customers are diversified as to both geographic and industry concentrations, however, WSI's domestic operations are concentrated in Florida, which may be subject to specific economic conditions that vary from those nationally as well as weather related events that may impact WSI's operations.

Accounts Receivable and Allowance for Doubtful Accounts

        WSI maintains an allowance for doubtful accounts based on expected collectability. WSI performs credit evaluations of its significant customers and establishes an allowance for doubtful accounts based on the aging of its receivables, payment performance factors, historical trends and other information. In general, WSI reserves a portion of those receivables outstanding more than 90 days and 100% of those outstanding more than 120 days. WSI evaluates and revises its reserve on a monthly basis based on a review of specific accounts outstanding and its history of uncollectible accounts.

Business Acquisitions and Goodwill

        WSI accounts for business acquisitions using the purchase method of accounting. In December 2007, the FASB issued revised guidance for accounting for business combinations. As of January 1, 2009 WSI adopted this revised guidance, which is described more fully elsewhere in this proxy statement/prospectus, and has accounted for acquisitions completed after December 31, 2008 in accordance with this revised guidance. The total purchase price of an acquisition is allocated to the underlying net assets based on their respective estimated fair values at the date of acquisition, with any residual amount allocated to goodwill. As part of this allocation process, management must identify and attribute values and estimated lives to intangible assets acquired. Such determinations involve considerable judgment, and often involve the use of significant estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives. These determinations will affect the amount of amortization expense recognized in future periods. Assets acquired in a business combination that will be re-sold are valued at fair value less cost to sell. Results of operating these assets are recognized currently in the period in which those operations occur.

        WSI tests goodwill annually at December 31 for impairment using the two-step process. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. The first step of the goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying value, goodwill is not impaired. If the carrying value of the reporting unit's net assets, including goodwill, exceeds the fair value of the reporting unit, then WSI determines the implied fair value of goodwill. If the carrying value of goodwill exceeds its implied fair value, then an impairment of goodwill has occurred and an impairment is recognized for the difference between the carrying amount and the implied fair value of goodwill as a component of operating income. The implied fair value of goodwill is calculated by subtracting the fair value of tangible and intangible assets associated with the reporting unit from the fair value of the unit.

        WSI has defined its reporting units to be consistent with its operating segments: Eastern Canada, Western Canada and Florida. In determining fair value, WSI has utilized discounted future cash flows. WSI may compare the results of fair value calculated using discounted cash flows to other fair value techniques including: (i) operating results based on a comparative multiple of earnings or revenues; (ii) offers from interested investors, if any; or (iii) appraisals. There may be instances where these alternative methods provide a more accurate measure or indication of fair value. WSI passed the step one test for all reporting units for its annual impairment tests as of December 31, 2009, 2008 and 2007 and accordingly, did not proceed to the second step and concluded that goodwill was not impaired.

        In addition, WSI evaluates a reporting unit for impairment if events or circumstances change between annual tests, indicating a possible impairment. Examples of such events or circumstances include: (i) a significant adverse change in legal factors or in the business climate; (ii) an adverse action or assessment by a regulator; (iii) a more likely than not expectation that a reporting unit or a significant portion thereof will be sold; (iv) continued or sustained losses at a reporting unit; (v) a significant decline in WSI's market capitalization as compared to its book value; or (vi) the testing for recoverability of a significant asset group within the reporting unit.

        During the first three quarters of 2009, WSI's market capitalization declined from that of the fourth quarter of 2008 and was below its book value of equity. WSI considered these declines to be indicators of possible impairment of goodwill. As of March 31, 2009, June 30, 2009 and September 30, 2009, WSI performed interim step one screens for impairment, which WSI passed and accordingly, did not proceed to the second step and concluded that goodwill was not impaired.

        Significant estimates used in the fair value calculation utilizing discounted future cash flows include, but are not limited to: (i) estimates of future revenue and expense growth by reporting unit (revenue has been projected to grow by approximately 3% to 8% with corresponding operating margins ranging from approximately 20% to 35% over the forecast period for the December 2009 impairment test); (ii) future estimated effective tax rates, which WSI estimated to range between 32% and 40%; (iii) future estimated capital expenditures as well as future required investments in working capital; (iv) estimated discount rate, which WSI estimated to range between 10% and 12%; (v) the ability to utilize certain domestic tax attributes; and (vi) the future terminal value of the reporting unit, which is based on its ability to exist into perpetuity and in part on the estimated rate of inflation, which was approximately 2.5%. There were no substantial changes in the methodologies employed, significant assumptions used, or calculations applied in the first step of the impairment tests conducted during 2009, 2008 or 2007.

        In preparing WSI's recent interim tests during 2009 and the December 31, 2008 annual test for impairment, WSI determined that the sum of its reporting unit fair values exceeded its enterprise value. WSI determined enterprise value by utilizing the fair value of its common stock outstanding using a twenty day weighted average share price to the end of each applicable period. WSI believes one of the primary reconciling differences between the total fair value of its reporting units and its enterprise value related to control premium. Control premium is the savings and/or synergies a market participant could realize by obtaining control and eliminating duplicative overhead costs and realizing operating efficiencies from the consolidation of routes and internalization of waste streams. Additionally, WSI believes there were qualitative factors that externally influenced its calculated enterprise value including, but not limited to:

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  The fact that, to a significant extent, WSI's shares are held by insiders and affiliates, reducing market liquidity.

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  The perception that one of WSI's larger stockholders, due to circumstances unrelated to WSI, was liquidating its position putting pressure on the market price of WSI's shares.

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  WSI believes that in general, the market had continued to discount the value of common equity, believing that current leverage ratios are not sustainable and companies will be required to refinance debt at higher rates and/or issue additional equity thereby diluting current stockholders. However, as a result of the October 2008 refinancing of WSI's Senior Secured Credit Facilities and September 2009 additional private placement of $50.0 million aggregate principal of WSI's Senior Subordinated Notes, WSI believes its capital structure has been stable, but such stability was not reflected in WSI's share price.

        During the fourth quarter of 2009, WSI's market capitalization and corresponding enterprise value increased, and was greater than its book value as of December 31, 2009. WSI believes this increase was in part attributable to (i) positive operating results in the third quarter of 2009; (ii) elimination of the market perception that one of WSI's larger stockholders wished to liquidate its position; and (iii) the announcement of the proposed merger with IESI-BFC, which is described more fully elsewhere in this proxy statement/prospectus. In preparing its annual impairment test as of December 31, 2009, WSI also compared the sum of its reporting unit fair values to the consideration contemplated by the proposed merger with IESI-BFC. WSI noted that the merger consideration currently contemplated did not result in impairment indicators, which is consistent with the results of WSI's testing using discounted cash flows. WSI will continue to monitor market trends in its business, the related expected cash flows and its calculation of enterprise value for purposes of identifying possible indicators of impairment. Should WSI's market price per share decline below its book value per share in the future, or WSI has other indicators of impairment, as previously discussed, WSI will be required to perform future interim step one impairment analysis, which may lead to a step two analysis resulting in a goodwill impairment. Additionally, WSI would then be required to review its remaining long-lived assets for impairment.

        For the December 31, 2009 annual impairment test, WSI performed a sensitivity analysis on key assumptions used. For the December 31, 2009 test, WSI noted that a 10% decrease in projected operating margins over the forecast period would result in the requirement to perform a step two analysis for the Florida reporting unit, but would not require a step two analysis for the Eastern Canada or Western Canada reporting units. WSI also performed a sensitivity analysis on the market weighted average cost of capital and noted that for the December 31, 2009 test, a 10% increase in the market weighted average cost of capital would result in the requirement to perform a step two analysis for the Florida reporting unit, but would not require a step two analysis for the Eastern Canada or Western Canada reporting units.

        The estimated fair values of WSI's reporting units, as calculated for the annual impairment test, as of December 31, 2009, exceeded the carrying values of the reporting units by approximately 10% to 75%. The Florida reporting unit represented the low end of this range due in part to the severity of the recent economic downturn experienced in the Florida market. WSI did not conduct an interim impairment test during the three months ended March 31, 2010 as WSI does not believe indicators of possible impairment were present during such period.

        Judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of the acquired businesses. Future events, including but not limited to continued declines in economic activity, loss of contracts or a significant number of customers or a rapid increase in costs or capital expenditures, could cause WSI to conclude that impairment indicators exist and that goodwill associated with the affected reporting units is impaired. Additionally, as the valuation of identifiable goodwill requires significant estimates and judgment about future performance, cash flows and fair value, WSI's future results could be affected if these current estimates of future performance and fair value change. Any resulting goodwill impairment loss could have a material adverse impact on WSI's financial condition and results of operations.

Long-Lived Assets

        WSI periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful life of property and equipment or whether the remaining balance of property and equipment, or other long-lived assets including amortizing intangible assets, should be evaluated for possible impairment. Instances that may lead to an impairment include: (i) a significant decrease in the market price of a long-lived asset group; (ii) a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used or in its physical condition; (iii) a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset or asset group, including an adverse action or assessment by a regulator; (iv) an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset or asset group; (v) a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group; or (vi) a current expectation that, more likely than not, a long-lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

        Upon recognition of an event, as previously described, WSI uses an estimate of the related undiscounted cash flows, excluding interest, over the remaining life of the property and equipment and long-lived assets in assessing their recoverability. WSI measures impairment loss as the amount by which the carrying amount of the asset(s) exceeds the fair value of the asset(s). WSI primarily employs two methodologies for determining the fair value of a long-lived asset: (i) the amount at which the asset could be bought or sold in a current transaction between willing parties; or (ii) the present value of expected future cash flows grouped at the lowest level for which there are identifiable independent cash flows.

        Costs associated with arranging financing are deferred and expensed over the related financing arrangement using the effective interest method. Should WSI repay an obligation earlier than its contractual maturity, any remaining deferred financing costs are charged to earnings. Fees paid to lenders for amendments that are not accounted for as extinguishments are deferred and expensed over the remaining life of the facility; ancillary professional fees relating to an amendment are expensed as incurred.

Landfill Sites

        Landfill sites are recorded at cost. Capitalized landfill costs include expenditures for land, permitting costs, cell construction costs and environmental structures. Capitalized permitting and cell construction costs are limited to direct costs relating to these activities, including legal, engineering and construction costs associated with excavation, liners and site berms, leachate management facilities and other costs associated with environmental management equipment and structures.

        Costs related to acquiring land, excluding the estimated residual value of un-permitted, non-buffer land, and costs related to permitting and cell construction are depleted as airspace is consumed using the units-of-consumption method over the total available airspace, including probable expansion airspace, where appropriate. Environmental structures, which include leachate collection systems, methane collection systems and groundwater monitoring wells, are charged to expense over the shorter of their useful life or the life of the landfill.

        Capitalized landfill costs may also include an allocation of the purchase price paid for the landfills. For landfills purchased as part of a group of several assets, the purchase price assigned to the landfill is determined based on the discounted expected future cash flows of the landfill. If the landfill meets WSI's expansion criteria, the purchase price is further allocated between permitted airspace and expansion airspace based on the ratio of permitted versus probable expansion airspace to total available airspace.

        WSI assesses the carrying value of WSI's landfill sites using the same criteria outlined in the Long-Lived Assets section above. There are certain indicators previously discussed that require significant judgment and understanding of the waste industry when applied to landfill development or expansion.

        WSI identified three sequential steps that landfills generally follow to obtain expansion permits. These steps are as follows: (i) obtaining approval from local authorities; (ii) submitting a permit application to state or provincial authorities; and (iii) obtaining permit approval from state or provincial authorities.

        Before expansion airspace is included in WSI's calculation of total available disposal capacity, the following criteria must be met: (i) the land associated with the expansion airspace is either owned by WSI or is controlled by WSI pursuant to an option agreement; (ii) WSI is committed to supporting the expansion project financially and with appropriate resources; (iii) there are no identified fatal flaws or impediments associated with the project, including political impediments; (iv) progress is being made on the project; (v) the expansion is attainable within a reasonable time frame; and (vi) based on senior management's review of the status of the permit process to date, WSI believes it is more likely than not the expansion permit will be received within the next five years. Upon meeting WSI's expansion criteria, the rates used at each applicable landfill to expense costs to acquire, construct, close and maintain a site during the post-closure period are adjusted to include probable expansion airspace and all additional costs to be capitalized or accrued associated with the expansion airspace.

        Once expansion airspace meets the criteria for inclusion in WSI's calculation of total available disposal capacity, management continuously monitors each site's progress in obtaining the expansion permit. If at any point it is determined that an expansion area no longer meets the required criteria, the probable expansion airspace is removed from the landfill's total available capacity and the rates used at the landfill to expense costs to acquire, construct, close and maintain a site during the post-closure period are adjusted accordingly. Depletion rates are affected by changes in engineering estimates, including changes in landfill design, and waste compaction and density.

        The following tables reflect landfill capacity activity for permitted landfills owned by WSI, which are part of WSI's continuing operations. Corrections for actual waste compaction and density realized for each year are made at the end of each year. These tables are exclusive of WSI's landfill sites that were divested as part of the sales of WSI's Jacksonville, Florida operations in March 2008, Texas operations in June 2007 and Arizona operations in March 2007 and are for each of the three years ended December 31, 2009, 2008 and 2007 (in thousands of cubic yards):

	December 31, 2009
	Balance, Beginning of Year	Landfills Acquired	Landfills Expanded	Changes in Engineering Estimates	Airspace Consumed	Balance, End of Year
United States
Permitted capacity	80,025	—	—	—	(2,204)	77,821
Probable expansion capacity	—	—	—	—	—	—

Total available airspace	80,025	—	—	—	(2,204)	77,821

Number of sites	4	—	—	—	—	4
Canada
Permitted capacity	11,018	—	4,709	—	(321)	15,406
Probable expansion capacity	4,852	—	(4,709)	(143)	—	—

Total available airspace	15,870	—	—	(143)	(321)	15,406

Number of sites	3	—	—	—	—	3
Total
Permitted capacity	91,043	—	4,709	—	(2,525)	93,227
Probable expansion capacity	4,852	—	(4,709)	(143)	—	—

Total available airspace	95,895	—	—	(143)	(2,525)	93,227

Number of sites	7	—	—	—	—	7

        As of January 1, 2009, WSI had deemed 4.9 million cubic yards of expansion capacity at one of its Canadian landfills. During the year ended December 31, 2009, 4.7 million cubic yards of expansion capacity was formally permitted and as such, it was reclassified to permitted capacity during 2009.

	December 31, 2008
	Balance, Beginning of Year	Landfills Acquired	Landfills Expanded	Changes in Engineering Estimates	Airspace Consumed	Balance, End of Year
United States
Permitted capacity	51,255	580	29,577	—	(1,387)	80,025
Probable expansion capacity	29,577	—	(29,577)	—	—	—

Total available airspace	80,832	580	—	—	(1,387)	80,025

Number of sites	3	1	—	—	—	4
Canada
Permitted capacity	11,564	—	—	—	(546)	11,018
Probable expansion capacity	4,709	—	—	143	—	4,852

Total available airspace	16,273	—	—	143	(546)	15,870

Number of sites	3	—	—	—	—	3
Total
Permitted capacity	62,819	580	29,577	—	(1,933)	91,043
Probable expansion capacity	34,286	—	(29,577)	143	—	4,852

Total available airspace	97,105	580	—	143	(1,933)	95,895

Number of sites	6	1	—	—	—	7

        As of January 1, 2008, WSI had deemed 29.6 million cubic yards of domestic expansion capacity. During April 2008, that capacity was formally permitted and as such it was reclassified to permitted capacity during 2008.

	December 31, 2007
	Balance, Beginning of Year	Landfills Acquired	Landfills Expanded	Changes in Engineering Estimates	Airspace Consumed	Balance, End of Year
United States
Permitted capacity	53,792	—	—	—	(2,537)	51,255
Probable expansion capacity	18,300	—	11,277	—	—	29,577

Total available airspace	72,092	—	11,277	—	(2,537)	80,832

Number of sites	3	—	—	—	—	3
Canada
Permitted capacity	11,644	—	—	533	(613)	11,564
Probable expansion capacity	4,970	—	—	(261)	—	4,709

Total available airspace	16,614	—	—	272	(613)	16,273

Number of sites	3	—	—	—	—	3
Total
Permitted capacity	65,436	—	—	533	(3,150)	62,819
Probable expansion capacity	23,270	—	11,277	(261)	—	34,286

Total available airspace	88,706	—	11,277	272	(3,150)	97,105

Number of sites	6	—	—	—	—	6

Accrued Closure and Post-Closure Obligations

        WSI recognizes as an asset, an amount equal to the fair value of the liability for an asset retirement obligation. The asset is then depleted consistent with other capitalized landfill costs, over the remaining useful life of the site based on units-of-consumption as airspace in the landfill is consumed. Additionally, WSI recognizes a liability for the present value of the estimated future asset retirement obligation. The liability will be adjusted for: (i) additional liabilities incurred or settled; (ii) accretion of the liability to its future value; and (iii) revisions in the estimated cash flows relative to closure and post-closure costs.

        Accrued closure and post-closure obligations represent an estimate of the future obligation associated with closure and post-closure monitoring of the solid waste landfills owned by WSI. Site-specific closure and post-closure engineering cost estimates are prepared for the landfills WSI owns. The impact of changes in estimates, based on an annual update, is accounted for on a prospective basis. WSI calculates closure and post-closure liabilities by estimating the total future obligation in current dollars, increasing the obligations based on the expected date of the expenditure using an inflation rate of approximately 2.5% and discounting the resultant total to its present value using a credit-adjusted risk-free discount rate of approximately 6.5%. WSI's 2010 inflation and discount rates are expected to approximate these rates. The anticipated timeframe for paying these costs varies based on the remaining useful life of each landfill as well as the duration of the post-closure monitoring period. Accretion of discounted cash flows associated with the closure and post-closure obligations is accrued over the estimated life of the landfill and charged to cost of operations as it is accrued.

Accounting for Income Taxes

        WSI uses the asset and liability method to account for income taxes. Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. In preparing the Consolidated Financial Statements, WSI is required to estimate income taxes in each of the jurisdictions in which it operates. This process involves estimating the actual current tax liability together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, depreciation on property, plant and equipment, intangible assets, goodwill and losses for tax and accounting purposes. These differences result in deferred tax assets, which include tax loss carry-forwards, and liabilities, which are included within the Consolidated Balance Sheet. WSI then assesses the likelihood that deferred tax assets will be recovered from future taxable income, and to the extent that recovery is not likely or there is insufficient operating history, a valuation allowance is established. To the extent a valuation allowance is established or increased in a period, WSI includes an expense within the tax provision of the Consolidated Statements of Operations. WSI's provision for deferred income taxes is complex; as such you should read the discussion of "Income Tax Provision" contained elsewhere in this "Management's Discussion and Analysis of Financial Condition and Results of Operations of WSI".

        In July 2006, the FASB issued guidance relative to accounting for uncertainty in income taxes. This guidance applies to all "tax positions" and refers to "tax positions" as positions taken in a previously filed tax return or positions expected to be taken in a future tax return that are reflected in measuring current or deferred income tax assets and liabilities reported in the financial statements. This guidance further clarifies a tax position to include, but not be limited to, the following:

  •
  an allocation or a shift of income between taxing jurisdictions,

  •
  the characterization of income or a decision to exclude reporting taxable income in a tax return, or

  •
  a decision to classify a transaction, entity, or other position in a tax return as tax exempt.

        This guidance clarifies that a tax benefit may be reflected in the financial statements only if it is "more likely than not" that a company will be able to sustain the tax return position, based on its technical merits. If a tax benefit meets this criterion, it should be measured and recognized based on the largest amount of benefit that is cumulatively greater than 50% likely to be realized. This is a change from previous practice, whereby companies recognized a tax benefit only if it was probable a tax position would be sustained. This guidance also requires that WSI make qualitative and quantitative disclosures, including a discussion of reasonably possible changes that might occur in unrecognized tax benefits over the next 12 months, a description of open tax years by major jurisdictions, and a roll-forward of all unrecognized tax benefits, presented as a reconciliation of the beginning and ending balances of the unrecognized tax benefits on an aggregated basis.

        As of December 31, 2009 and 2008 WSI did not recognize any assets or liabilities for unrecognized tax benefits relative to uncertain tax positions nor does WSI anticipate any significant unrecognized tax benefits will be recorded during the next 12 months. Any interest or penalties resulting from examinations will be recognized as a component of the income tax provision. However, since there are no unrecognized tax benefits as a result of tax positions taken, there are no accrued penalties or interest.

Risk Management

        WSI's U.S.-based workers' compensation, automobile and general liability insurance coverage is subject to certain deductible limits. WSI retains up to $0.5 million and $0.25 million of risk per claim, plus claims handling expense under its workers' compensation and its auto and general liability insurance programs, respectively. Claims in excess of such deductible levels are fully insured subject to WSI's policy limits. However, WSI has a limited claims history for its U.S. operations and it is reasonably possible that recorded reserves may not be adequate to cover future payments of claims. WSI has collateral requirements that are set by the insurance companies that underwrite its insurance programs. Collateral requirements may change from time to time, based on, among other factors, the size of WSI's business, WSI's claims experience, financial performance or credit quality and retention levels. As of December 31, 2009, WSI had posted letters of credit with its U.S. insurer of $10.9 million to cover the liability for losses within the deductible limit. Provisions for retained claims are made by charges to expense based on periodic evaluations by management of the estimated ultimate liabilities on reported and incurred but not reported claims. Adjustments, if any, to the estimated reserves resulting from ultimate claim payments will be reflected in operations in the periods in which such adjustments become known.

Share-Based Payments

        Stock-based employee compensation cost is recognized as a component of selling, general and administrative expense in the Consolidated Statements of Operations. For the years ended December 31, 2009, 2008 and 2007, stock-based employee compensation expense was $2.9 million, $2.6 million and $2.8 million, respectively.

        WSI estimates the fair value of option grants made to employees using a Black-Scholes pricing model. WSI makes the following assumptions relative to this model: (i) the annual dividend yield is zero as WSI does not pay dividends, (ii) the weighted-average expected life is based on share option exercises, pre and post vesting terminations and share option term expiration, (iii) the risk free interest rate is based on the U.S. Treasury security rate for the expected life, and (iv) the volatility is based on the level of fluctuations in WSI's historical share price for a period equal to the weighted-average expected life.

        Restricted stock units with performance based vesting provisions are expensed based on WSI's estimate of achieving the specific performance criteria on a straight-line basis over the requisite service period. WSI performs periodic reviews of the progress of actual achievement against the performance criteria in order to reassess the likely vesting scenario and, when applicable, realign the expense associated with that outcome.

Registration Payment Arrangements

        Contingent obligations to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, are separately recognized and measured when they are probable and estimable.

Translation and Re-Measurement of Foreign Currency

        A portion of WSI's operations is domiciled in Canada. For each reporting period WSI translates the results of operations and financial condition of its Canadian operations into U.S. dollars. Therefore, the reported results of WSI's operations and financial condition are subject to changes in the exchange relationship between the two currencies. For example, as the Canadian dollar strengthens against the U.S. dollar, revenue is favorably affected and conversely expenses are unfavorably affected. Assets and liabilities of WSI's Canadian operations are translated from Canadian dollars into U.S. dollars at the exchange rates in effect at the relevant balance sheet dates, and revenue and expenses of WSI's Canadian operations are translated from Canadian dollars into U.S. dollars at the average exchange rates prevailing during the period. Unrealized gains and losses on translation of WSI's Canadian operations into U.S. dollars are reported as a separate component of shareholders' equity and are included in comprehensive income or loss. Monetary assets and liabilities are re-measured from U.S. dollars into Canadian dollars and then translated into U.S. dollars. The effects of re-measurement are reported currently as a component of net income. Currently, WSI does not hedge its exposure to changes in foreign exchange rates.

        Exchange rates for the Canadian dollar to U.S. dollar that are applicable for the periods covered by the accompanying Consolidated Financial Statements of WSI are summarized as follows:

As of:
December 31, 2009	$0.9515
December 31, 2008	0.8210
For the years ended:
December 31, 2009	$0.8757
December 31, 2008	0.9381
December 31, 2007	0.9303

Operating Results

Results of Operations for the Three Months Ended March 31, 2010 and 2009

        A portion of WSI's operations is domiciled in Canada. For each reporting period WSI translates the results of operations and financial condition of its Canadian operations into U.S. dollars. Therefore, the reported results of WSI's operations and financial condition are subject to changes in the exchange relationship between the two currencies. For example, as the Canadian dollar strengthens against the U.S. dollar, revenue is favorably affected and conversely expenses are unfavorably affected. Assets and liabilities of WSI's Canadian operations are translated from Canadian dollars into U.S. dollars at the exchange rates in effect at the relevant balance sheet dates, and revenue and expenses of WSI's Canadian operations are translated from Canadian dollars into U.S. dollars at the average exchange rates prevailing during the period. Unrealized gains and losses on translation of WSI's Canadian operations into U.S. dollars are reported as a separate component of shareholders' equity and are included in comprehensive income or loss. Monetary assets and liabilities are re-measured from U.S. dollars into Canadian dollars and then translated into U.S. dollars. The effects of re-measurement are reported currently as a component of net income. Currently, WSI does not hedge its exposure to changes in foreign exchange rates.

        Exchange rates for the Canadian dollar to U.S. dollar that are applicable for the periods covered by the accompanying Unaudited Condensed Consolidated Financial Statements are summarized as follows:

As of:
March 31, 2010	$0.9844
December 31, 2009	0.9515
For the three months ended:
March 31, 2010	0.9615
March 31, 2009	0.8035

        WSI's consolidated results of operations for the three months ended March 31, 2010 and 2009 are as follows (in thousands):

	Three Months Ended March 31, 2010
	Florida		Canada		Total
Revenue	$58,567	100.0%	$60,826	100.0%	$119,393	100.0%
Operating expenses:
Cost of operations	34,952	59.7%	37,788	62.1%	72,740	60.9%
Selling, general and administrative expense	9,083	15.5%	8,175	13.4%	17,258	14.5%
Depreciation, depletion and amortization	6,510	11.1%	5,639	9.3%	12,149	10.2%
Loss (gain) on sale of property and equipment, foreign exchange and other	25	0.0%	(58)	-0.1%	(33)	-0.1%

Income from operations	$7,997	13.7%	$9,282	15.3%	$17,279	14.5%

	Three Months Ended March 31, 2009
	Florida		Canada		Total
Revenue	$50,243	100.0%	$45,549	100.0%	$95,792	100.0%
Operating expenses:
Cost of operations	31,975	63.6%	31,233	68.6%	63,208	66.0%
Selling, general and administrative expense	6,446	12.8%	6,763	14.8%	13,209	13.8%
Depreciation, depletion and amortization	6,364	12.7%	3,996	8.8%	10,360	10.8%
Loss (gain) on sale of property and equipment, foreign exchange and other	(3,474)	-6.9%	164	0.4%	(3,310)	-3.5%

Income from operations	$8,932	17.8%	$3,393	7.4%	$12,325	12.9%

Revenue

        A summary of WSI's revenue is as follows (in thousands):

	Three Months Ended March 31,
	2010		2009
Collection	$96,843	71.8%	$82,261	77.2%
Landfill disposal	15,171	11.3%	9,574	9.0%
Transfer station	17,799	13.2%	12,974	12.2%
Material recovery facilities	4,767	3.5%	1,572	1.5%
Other specialized services	214	0.2%	201	0.1%

	134,794	100.0%	106,582	100.0%
Intercompany elimination	(15,401)		(10,790)

	$119,393		$95,792

        Revenue was $119.4 million and $95.8 million for the three months ended March 31, 2010 and 2009, respectively, an increase of $23.6 million or 24.6%. The increase in revenue from WSI's Florida operations for the three months ended March 31, 2010 of $8.3 million or 16.6% was driven by increased landfill, recycling and transfer station waste volumes of $2.3 million, price increases of $2.0 million, which were affected by improved commodity prices of $0.7 million, increased fuel surcharges of $0.7 million and acquisitions of $5.6 million. Offsetting these increases was a decrease in collection volumes of $2.0 million and other decreases of $0.3 million.

        The increase in revenue from WSI's Canadian operations for the three months ended March 31, 2010 of $15.3 million or 33.5% was due to increased landfill, recycling and transfer station waste volumes of $3.3 million, price increases of $2.8 million, which were affected by improved commodity prices of $0.4 million, and acquisitions of $0.4 million. Offsetting these increases was a decrease in collection volumes of $1.2 million. The favorable effect of foreign exchange movements was $10.0 million.

Cost of Operations

        Cost of operations was $72.7 million and $63.2 million for the three months ended March 31, 2010 and 2009, respectively, an increase of $9.5 million or 15.1%. As a percentage of revenue, cost of operations was 60.9% and 66.0% for the three months ended March 31, 2010 and 2009, respectively.

        The increase in cost of operations from WSI's Florida operations for the three months ended March 31, 2010 of $3.0 million or 9.3% was due to increased third-party disposal costs of $1.1 million and higher labor costs of $0.5 million, primarily related to recently completed acquisitions, increased fuel costs of $1.0 million and other net operating cost increases of $0.4 million. As a percentage of revenue, cost of operations for WSI's Florida operations was 59.7% and 63.6% for the three months ended March 31, 2010 and 2009, respectively. The improvement in WSI's domestic gross margin is primarily due to higher margin landfill and transfer station waste volumes, increased commodity pricing and cost controls related to route reductions and consolidations.

        The increase in cost of operations from WSI's Canadian operations for the three months ended March 31, 2010 of $6.5 million or 21.0% was primarily due to the unfavorable effect of foreign exchange movements of $6.2 million. After considering foreign exchange rate changes, cost of operations from WSI's Canadian operations increased $0.3 million or 1.1%, which primarily relates to increased labor costs of $0.4 million, increased fuel costs of $0.3 million and other cost increases of $0.1 million, offset by lower third-party disposal costs of $0.5 million, primarily related to increased internalization in Western Canada. As a percentage of revenue, cost of operations for WSI's Canadian operations was 62.1% and 68.6% for the three months ended March 31, 2010 and 2009, respectively. The improvement in WSI's Canadian gross margin is primarily due to higher margin landfill and transfer station waste volumes and increased commodity pricing.

Selling, General and Administrative Expense

        Selling, general and administrative expense was $17.3 million and $13.2 million for the three months ended March 31, 2010 and 2009, respectively, an increase of $4.1 million or 30.7%. As a percentage of revenue, selling, general and administrative expense was 14.5% and 13.8% for the three months ended March 31, 2010 and 2009, respectively. The overall increase in selling, general and administrative expense primarily relates to $1.3 million of costs incurred during the first quarter of 2010 relative to WSI's proposed merger with IESI-BFC, which is discussed more fully above, increased costs for WSI's bonus program of $0.5 million, increased stock-based compensation of $0.2 million and other net cost increases of $0.8 million. The unfavorable effect of foreign exchange movements was $1.3 million.

Depreciation, Depletion and Amortization

        Depreciation, depletion and amortization was $12.1 million and $10.4 million for the three months ended March 31, 2010 and 2009, respectively, an increase of $1.7 million or 17.3%. As a percentage of revenue, depreciation, depletion and amortization was 10.2% and 10.8% for the three months ended March 31, 2010 and 2009, respectively. Amortization of intangible assets increased $0.4 million primarily due to acquisitions completed in the latter part of 2009 to March 31, 2010. Foreign exchange rate movements had an unfavorable effect of $0.9 million. Landfill depletion increased $0.2 million due to increased waste volumes, which were offset by lower overall depletion rates. Landfill depletion rates for WSI's U.S. landfills ranged from $2.74 to $6.38 per ton and $5.67 to $6.09 per ton during the three months ended March 31, 2010 and 2009, respectively. Landfill depletion rates for WSI's Canadian landfills ranged from C$3.24 to C$9.41 per tonne and C$0.66 to C$8.01 per tonne during the three months ended March 31, 2010 and 2009, respectively.

Gain on Sale of Property and Equipment, Foreign Exchange and Other

        Gain on sale of property and equipment, foreign exchange and other was less than $0.1 million and $3.3 million for the three months ended March 31, 2010 and 2009, respectively. Foreign exchange loss or gain relates to the re-measuring of U.S. dollar denominated monetary accounts held by WSI's Canadian operations into Canadian dollars. During the first quarter of 2009, WSI sold certain land and buildings in its Florida operations for $6.0 million, resulting in a gain of $3.3 million, which was the primary component of the gain for the three months ended March 31, 2009.

Interest Expense

        The components of interest expense for the three months ended March 31, 2010 and 2009 are as follows (in thousands):

	Three Months Ended March 31,
	2010	2009
Senior Secured Credit Facilities	$1,891	$2,259
Senior Subordinated Notes	4,988	3,800
Amortization of debt issue costs and discounts	982	839
Other interest expense	561	600

	$8,422	$7,498

        Interest expense was $8.4 million and $7.5 million for the three months ended March 31, 2010 and 2009, respectively, an increase of $0.9 million or 12.3%. Interest expense on the Senior Secured Credit Facilities decreased $0.4 million for the three months ended March 31, 2010 due primarily to lower average interest rates and lower overall balances outstanding during the period. The weighted average interest rate on borrowings under the U.S. dollar denominated Senior Secured Credit Facilities was 3.8% and 4.1% for the three months ended March 31, 2010 and 2009, respectively. The weighted average interest rate on borrowings under the Canadian dollar denominated Senior Secured Credit Facilities was 4.0% and 4.7% for the three months ended March 31, 2010 and 2009, respectively. Interest expense on the Senior Subordinated Notes increased $1.2 million for the three months ended March 31, 2010 due to interest on an additional $50.0 million aggregate principal of Senior Subordinated Notes that were issued on September 21, 2009.

Change in Fair Value of Warrants

        WSI has outstanding warrants for the purchase of 2,383,333 common shares that are accounted for as liabilities. These warrants, which have exercise price reset features, have a strike price of $8.96 per share, expire in May 2010 and are recorded at fair value with any changes in fair value reflected in earnings. The fair value of these common stock purchase warrants decreased to $2.7 million as of March 31, 2010. WSI recognized a benefit of $0.2 million and $1.8 million for the change in fair value of these warrants for the three months ended March 31, 2010 and 2009, respectively.

Income Tax Provision

        The provision for income taxes for the three months ended March 31, 2010 was $3.5 million, which was comprised of a $2.0 million provision for WSI's U.S. operations and parent company and a $1.5 million provision for WSI's Canadian operations. WSI provides a 100% valuation allowance for its net operating loss carry-forwards generated in the United States. In recording the valuation allowance, WSI considered its historical operating results, a five year forecast of future operations and future reversals of its existing temporary differences. As of the date of this filing, there are no material tax planning strategies being considered that would trigger realization of the U.S. net operating losses. Given the history of operating losses in the U.S., the future reversals of temporary differences and the magnitude of the net operating loss carry-forward, WSI concluded as of March 31, 2010 that it is more likely than not that the U.S. deferred tax assets would not be recovered from future U.S. taxable income and accordingly, WSI believes a full valuation allowance against these deferred tax assets continues to be necessary. As of March 31, 2010, WSI's valuation allowance totaled $51.7 million, of which $44.4 million relates to WSI's U.S. operations.

        In addition to the valuation allowance recorded for WSI's net operating loss carry-forwards generated in the U.S., WSI also provides deferred tax liabilities generated by its tax deductible goodwill. The effect of not benefiting WSI's domestic net operating loss carry-forwards and separately providing deferred tax liabilities for

WSI's tax deductible goodwill is to increase its domestic effective tax rate above the statutory amount that would otherwise be expected. Should WSI generate taxable income domestically, it expects its deferred tax liabilities generated from goodwill will offset other deferred tax assets and WSI will not provide for them separately. However, WSI currently does not foresee a decrease in its domestic effective tax rate for the remainder of 2010. WSI has not paid any domestic cash income taxes during the periods presented nor does WSO expect to pay any during the remainder of 2010.

        WSI recognizes a provision for foreign taxes on its Canadian income including taxes for stock-based compensation, which is a non-deductible item for income tax reporting in Canada. Since stock-based compensation is a non-deductible expense and a permanent difference, WSI's future effective tax rate in Canada is affected by the level of stock-based compensation incurred in a particular period. WSI expects that during the remainder of 2010, its Canadian statutory rate will approximate 32.0%. However, as a result of stock-based compensation, WSI's effective rate is expected to approximate 32.0% to 34.0%. For the three months ended March 31, 2010, WSI paid C$1.5 million relative to its estimated 2010 tax liabilities in Canada. WSI expects its 2010 estimated tax payments to approximate C$0.8 million per quarter for the remainder of 2010.

        The provision for income taxes for the three months ended March 31, 2009 was $2.6 million, which was comprised of a $1.8 million provision for WSI's U.S. operations and parent company and a $0.8 million provision for WSI's Canadian operations.

Results of Operations for each of the Three Years Ended December 31, 2009, 2008 and 2007

        The following tables set forth WSI's consolidated results of operations for each of the three years ended December 31, 2009, 2008 and 2007 (in thousands):

	2009
	Florida		Canada		Total
Revenue	$209,251	100.0%	$225,264	100.0%	$434,515	100.0%
Operating expenses:
Cost of operations	128,489	61.4%	148,976	66.1%	277,465	63.9%
Selling, general and administrative expense	29,466	14.1%	28,875	12.8%	58,341	13.4%
Depreciation, depletion and amortization	26,710	12.8%	17,868	7.9%	44,578	10.3%
Gain on sale of property and equipment, foreign exchange and other	(2,960)	-1.5%	390	0.3%	(2,570)	-0.6%

Income from operations	$27,546	13.2%	$29,155	12.9%	$56,701	13.0%

	2008
	Florida		Canada		Total
Revenue	$231,352	100.0%	$241,677	100.0%	$473,029	100.0%
Operating expenses:
Cost of operations	148,474	64.2%	160,647	66.5%	309,121	65.3%
Selling, general and administrative expense	30,027	13.0%	29,576	12.2%	59,603	12.6%
Restructuring, severance and related costs	4,673	2.0%	2,198	0.9%	6,871	1.5%
Landfill development project costs	10,267	4.4%	—	0.0%	10,267	2.2%
Depreciation, depletion and amortization	26,145	11.3%	19,203	7.9%	45,348	9.6%
Gain on sale of property and equipment, foreign exchange and other	(628)	-0.3%	788	0.4%	160	0.0%

Income from operations	$12,394	5.4%	$29,265	12.1%	$41,659	8.8%

	2007
	Florida		Canada		Total
Revenue	$239,384	100.0%	$222,063	100.0%	$461,447	100.0%
Operating expenses:
Cost of operations	154,250	64.4%	147,323	66.3%	301,573	65.3%
Selling, general and administrative expense	32,094	13.4%	28,150	12.7%	60,244	13.1%
Severance and related costs	3,995	1.7%	—	0.0%	3,995	0.9%
Depreciation, depletion and amortization	35,262	14.8%	19,629	8.8%	54,891	11.9%
Gain on sale of property and equipment, foreign exchange and other	282	0.1%	(351)	-0.1%	(69)	0.0%

Income from operations	$13,501	5.6%	$27,312	12.3%	$40,813	8.8%

Revenue

        A summary of WSI's revenue, by service line, for each of the three years ended December 31, 2009, 2008 and 2007 is as follows (in thousands):

	2009		2008		2007
Collection	$364,503	74.9%	$390,768	74.6%	$371,700	72.5%
Landfill disposal	45,689	9.4%	47,310	9.0%	59,015	11.5%
Transfer station	65,466	13.5%	65,210	12.5%	62,096	12.1%
Material recovery facilities	9,823	2.0%	18,531	3.5%	18,372	3.6%
Other specialized services	1,115	0.2%	1,760	0.4%	1,259	0.3%

	486,596	100.0%	523,579	100.0%	512,442	100.0%
Intercompany elimination	(52,081)		(50,550)		(50,995)

	$434,515		$473,029		$461,447

        Revenue was $434.5 million and $473.0 million for the years ended December 31, 2009 and 2008, respectively, a decrease of $38.5 million or 8.1%. The decrease in revenue from WSI's Florida operations for the year ended December 31, 2009 of $22.1 million or 9.6% was driven by decreased collection volumes, primarily in WSI's industrial and commercial lines of business, of $11.1 million, coupled with lower third-party transfer station, recycling and landfill volumes of $5.2 million. Declining fuel costs resulted in lower surcharges of $9.9 million and other net decreases of $11.0 million, primarily related to the expiration or divestiture of certain residential collection contracts. Offsetting these decreases were net price increases of $8.0 million, which were adversely affected by commodity pricing declines of $1.8 million, and net increases from acquisitions of $7.1 million.

        The decrease in revenue from WSI's Canadian operations for the year ended December 31, 2009 of $16.4 million or 6.8% was primarily due to the unfavorable effect of foreign exchange movements of $16.1 million. After considering foreign exchange rate changes, revenue from WSI's Canadian operations declined $0.3 million or 0.1% as a result of decreases in fuel surcharges of $6.2 million, decreased collection volumes, primarily in its industrial and commercial lines of business, of $8.5 million and other decreases of $0.3 million, primarily related to the loss of certain contracts. Offsetting these decreases were net price increases of $10.5 million, which were favorably affected by net commodity pricing increases of $0.4 million, and higher third-party landfill and transfer station volumes of $4.2 million.

        Revenue was $473.0 million and $461.4 million for the years ended December 31, 2008 and 2007, respectively, an increase of $11.6 million or 2.5%. The decrease in revenue from WSI's Florida operations for 2008 of $8.0 million or 3.4% was driven by decreased collection, primarily in its industrial and commercial lines of business, third-party transfer station and landfill volumes of $25.7 million and other net decreases of $12.8 million, primarily related to the expiration of certain residential and recycling collection contracts.

Offsetting these net decreases were acquisitions net of dispositions of $18.6 million and price increases of $11.9 million, of which $4.2 million related to fuel and environmental surcharges.

        The increase in revenue from WSI's Canadian operations for 2008 of $19.6 million or 8.8% was due to price increases of $16.8 million, of which $6.8 million related to fuel and environmental surcharges. Organic volume growth was $6.0 million. Offsetting these increases were decreases of $5.2 million, primarily related to the loss of residential contracts. The favorable effect of foreign exchange movements increased revenue by $2.0 million.

Cost of Operations

        Cost of operations was $277.5 million and $309.1 million for the years ended December 31, 2009 and 2008, respectively, a decrease of $31.6 million or 10.2%. As a percentage of revenue, cost of operations was 63.9% and 65.3% for the years ended December 31, 2009 and 2008, respectively.

        The decrease in cost of operations from WSI's Florida operations for the year ended December 31, 2009 of $20.0 million or 13.5% was due to lower labor costs of $6.2 million resulting from route reductions and consolidations, decreased fuel costs of $5.9 million, lower costs for third-party disposal due to overall lower collection volumes of $5.0 million and decreases in other operating costs of $2.9 million. As a percentage of revenue, cost of operations for WSI's Florida operations was 61.4% and 64.2% for the years ended December 31, 2009 and 2008, respectively. The improvement in WSI's domestic gross margin is primarily due to cost controls implemented in the fourth quarter of 2008, which continued into 2009.

        The decrease in cost of operations from WSI's Canadian operations for the year ended December 31, 2009 of $11.6 million or 7.3% was primarily due to the favorable effect of foreign exchange movements of $10.6 million. After considering foreign exchange rate changes, cost of operations from WSI's Canadian operations decreased $1.0 million as decreased fuel costs of $4.7 million were offset by increased labor costs of $2.7 million and repair, maintenance and other net cost increases of $1.0 million. As a percentage of revenue, cost of operations for WSI's Canadian operations was 66.1% and 66.5% for the years ended December 31, 2009 and 2008, respectively.

        Cost of operations was $309.1 million and $301.6 million for the years ended December 31, 2008 and 2007, respectively, an increase of $7.5 million or 2.5%. As a percentage of revenue, cost of operations was 65.3% for the years ended December 31, 2008 and 2007.

        The decrease in cost of operations from WSI's Florida operations for 2008 of $5.8 million or 3.7% was due to lower costs for disposal and transportation sub-contractor costs, primarily due to overall lower collection volumes of $9.4 million, lower variable labor costs of $5.1 million due to decreased labor hours and labor reduction initiatives. Decreases in other operating costs of $3.5 million were due to lower equipment operating costs of $1.5 million, lower insurance and support costs of $1.5 million and lower landfill operating costs of $0.5 million resulting from lower landfill volumes and community host fees. Offsetting these decreases were acquisitions of $10.7 million and increased fuel costs of $1.5 million. As a percentage of revenue, cost of operations remained consistent at 64.2% and 64.4% for the years ended December 31, 2008 and 2007, respectively, as declines in waste volumes and internalization eroded margins, which were offset by net declines in WSI's operating costs.

        The increase in cost of operations from WSI's Canadian operations for 2008 of $13.3 million or 9.0% was due to increased disposal volumes and costs of $6.8 million, increased fuel costs of $3.5 million and increased labor costs of $2.6 million, of which $0.2 million related to severance in connection with labor reduction initiatives. These increases were offset by decreases in vehicle repair and maintenance costs of $0.4 million and landfill operating costs of $0.5 million resulting from lower landfill volumes. The unfavorable effect of foreign exchange movements was $1.3 million. Cost of operations as a percentage of revenue increased to 66.5% from 66.3% for the years ended December 31, 2008 and 2007, respectively, primarily due to lower landfill and special waste volumes received directly at WSI's landfill sites, which generally have higher operating margins than WSI's hauling operations, coupled with the higher operating costs previously discussed.

Selling, General and Administrative Expense

        Selling, general and administrative expense, excluding restructuring, severance and related costs, was $58.3 million and $59.6 million for the years ended December 31, 2009 and 2008, respectively, a decrease of $1.3 million or 2.1%. As a percentage of revenue, selling, general and administrative expense was 13.4% and 12.6% for the years ended December 31, 2009 and 2008, respectively. The overall decrease in selling, general and administrative expense was affected by the restructuring of corporate overhead and other administrative and operational functions during the fourth quarter of 2008, which is discussed and more fully described below. These restructuring efforts are the primary driver of the overall decrease in selling, general and administrative costs. Salaries and related benefits and consulting fees declined $3.2 million, primarily as a result of these restructuring efforts. Offsetting these reductions were $2.2 million of costs incurred in the fourth quarter of 2009 relative to WSI's proposed merger with IESI-BFC, which is discussed more fully in the section "The Merger" in this proxy statement/prospectus, $0.8 million for acquisition related costs and higher stock-based compensation costs of $0.5 million. The favorable effect of foreign exchange movements was $2.0 million.

        Selling, general and administrative expense, excluding restructuring, severance and related costs, was $59.6 million and $60.2 million for the years ended December 31, 2008 and 2007, respectively, a decrease of $0.6 million or 1.0%. As a percentage of revenue, selling, general and administrative expense, excluding restructuring, severance and related costs, was 12.6% and 13.1% for years ended December 31, 2008 and 2007, respectively. The overall decrease in selling, general and administrative expense was primarily due to reductions in legal fees of $1.8 million, which primarily related to fees for WSI's litigation with Waste Management expensed in the first quarter of 2007 that did not recur in 2008. In the third quarter of 2008, WSI incurred legal and professional fees related to the consent solicitation that provided for certain amendments to the indenture governing WSI's Senior Subordinated Notes, which in part offset the overall decrease in legal fees. Also contributing to the decrease in selling, general and administrative expense were lower wages, salaries and bonus of $0.4 million, of which $1.2 million was a release of bonus accrual in the fourth quarter of 2008, and other decreases of $0.5 million. Offsetting these decreases were cost increases associated with acquisitions net of dispositions of $1.3 million and increased stock-based compensation of $0.5 million. The unfavorable effect of foreign exchange movements was $0.3 million.

Restructuring, Severance and Related Costs

        During the fourth quarter of 2008, WSI completed a restructuring of corporate overhead and other administrative and operational functions. The plan included the closing of WSI's U.S. corporate office and the consolidation of corporate administrative functions to WSI's headquarters in Burlington, Ontario, reductions in staffing levels in both overhead and operational positions and the termination of certain consulting arrangements. In connection with the execution of the plan, in the fourth quarter of 2008 WSI recognized a charge of $6.9 million for selling, general and administrative expense, which consisted of (i) $3.6 million for severance and related costs, (ii) $0.9 million for rent, net of estimated sub-let income of $0.7 million, due to the closure of WSI's U.S. corporate office; and (iii) $2.4 million for the termination of certain consulting arrangements, the majority of which related to agreements WSI had entered into with previous owners of businesses that were acquired. As of December 31, 2009, $2.6 million remains accrued relative to the plan. During October 2009 WSI entered into a sublease of its former U.S. corporate office. This sublease is for an initial term of three years commencing November 1, 2009 and includes a three year extension term at the discretion of the tenant, which WSI has assumed will occur. WSI's original estimates have been revised to reflect these circumstances and other changes based on revised information. Should WSI's assumptions require future revision as additional information becomes available, WSI may have additional charges in future periods.

        Effective August 23, 2007, WSI entered into a separation agreement with Mr. Charles Wilcox, WSI's former President and Chief Operating Officer. The agreement provides for salary continuation and benefits until December 31, 2010. In addition, WSI agreed that his outstanding stock options would remain outstanding until their original expiry date. Accordingly, WSI recorded a charge for severance costs of $3.3 million and additional stock-based compensation of $0.7 million during 2007. As of December 31, 2009, $1.0 million remains accrued relative to Mr. Wilcox's separation agreement.

        Please see the section titled "Tabular Disclosure of Contractual Obligations" below for the timing of payment for the remaining accrued restructuring, severance and related expenditures discussed above.

Landfill Development Project

        Through the third quarter of 2008, WSI had advanced $9.5 million towards the purchase of a landfill development project and incurred design and other third party costs relative to this project totaling $0.8 million. In the fourth quarter of 2008 WSI determined that the landfill development project was no longer economically viable, and as such WSI ceased pursuing any further investment in this project. Accordingly, WSI recognized a charge for the previous advances and capitalized costs of $10.3 million in December 2008.

Depreciation, Depletion and Amortization

        Depreciation, depletion and amortization was $44.6 million and $45.3 million for the years ended December 31, 2009 and 2008, respectively, a decrease of $0.7 million or 1.7%. As a percentage of revenue, depreciation, depletion and amortization was 10.3% and 9.6% for the years ended December 31, 2009 and 2008, respectively. Foreign exchange rate movements had a favorable effect of $1.2 million. Amortization of intangible assets decreased $0.6 million primarily due to lower amortization associated with WSI's customer relationship intangible assets. Offsetting these decreases was a $1.0 million increase in depreciation expense, which primarily relates to depreciation of assets acquired in recent business acquisitions. Landfill depletion rates for WSI's U.S. landfills ranged from $5.66 to $6.09 per ton and $4.02 to $6.16 per ton during the years ended December 31, 2009 and 2008, respectively. Landfill depletion rates for WSI's Canadian landfills ranged from C$0.66 to C$8.01 per tonne and C$2.99 to C$7.28 per tonne during the years ended December 31, 2009 and 2008, respectively.

        Depreciation, depletion and amortization was $45.3 million and $54.9 million for the years ended December 31, 2008 and 2007, respectively, a decrease of $9.6 million or 17.5%. As a percentage of revenue, depreciation, depletion and amortization was 9.6% and 11.9% for the years ended December 31, 2008 and 2007, respectively. Acquisitions net of dispositions accounted for an increase in depreciation of $0.9 million. This increase was offset by an overall decrease in landfill depletion of $6.9 million, which was primarily due to decreased third-party and internal disposal volumes at WSI's landfills of $4.3 million, as well as lower depletion rates of $2.6 million. A permitted expansion at one of WSI's disposal sites increased landfill airspace and thereby decreased WSI's domestic depletion rate. Amortization of intangible assets decreased $3.7 million primarily due to the expiration of a residential recycling agreement in Miami-Dade County that was acquired as part of WSI's acquisition of the Allied Waste South Florida operations. Foreign exchange rate movements had an unfavorable effect of $0.1 million. Landfill depletion rates for WSI's U.S. landfills ranged from $4.02 to $6.16 per ton and $3.55 to $7.81 per ton during the years ended December 31, 2008 and 2007, respectively. Landfill depletion rates for WSI's Canadian landfills ranged from C$2.99 to C$7.28 per tonne and C$3.12 to C$9.25 per tonne during the years ended December 31, 2008 and 2007, respectively.

Loss (Gain) on Sale of Property and Equipment, Foreign Exchange and Other

        Loss (gain) on sale of property and equipment, foreign exchange and other was $(2.6) million, $0.2 million and $(0.1) million for the years ended December 31, 2009, 2008 and 2007, respectively. Foreign exchange gains and losses relate to the re-measuring of U.S. dollar denominated monetary accounts into Canadian dollars.

        During the first quarter of 2009, WSI sold certain land and buildings under the terms of a lease purchase option entered into with the purchaser of its Jacksonville, Florida operations. The purchase price for the land and buildings was $6.0 million with an associated gain on sale of $3.3 million, which is the primary driver of the increase in gain on sale of property and equipment, foreign exchange and other for the year ended December 31, 2009 compared to the same periods in the previous years.

Interest Expense

        The components of interest expense, including amortization of issue costs and discounts, and accretion for non-interest bearing notes for the years ended December 31, 2009, 2008 and 2007 are as follows:

	2009	2008	2007
Senior Secured Credit Facilities	$8,534	$14,433	$21,473
Senior Subordinated Notes	16,519	15,600	15,200
Amortization of debt issue costs and discounts	3,574	5,377	2,362
Other interest expense	2,340	2,022	1,644

	$30,967	$37,432	$40,679

        Interest expense was $31.0 million and $37.4 million for the years ended December 31, 2009 and 2008, respectively, a decrease of $6.4 million or 17.3%. Interest expense on the Senior Secured Credit Facilities decreased $5.9 million for the year ended December 31, 2009 due primarily to lower average interest rates. The weighted average interest rate on borrowings under the U.S. dollar denominated Senior Secured Credit Facilities was 4.0% and 6.2% for the years ended December 31, 2009 and 2008, respectively. The weighted average interest rate on borrowings under WSI's Canadian dollar denominated Senior Secured Credit Facilities was 4.2% for the year ended December 31, 2009 and 6.5% for the period the borrowings were outstanding during 2008.

        Interest expense on the Senior Subordinated Notes increased $0.9 million for the year ended December 31, 2009 due to interest on an additional $50.0 million aggregate principal of Senior Subordinated Notes that were issued on September 21, 2009, which is described in further detail elsewhere in this proxy statement/prospectus. WSI expects to incur additional annual interest expense of $4.8 million relative to these additional notes through their maturity.

        Interest expense was $37.4 million and $40.7 million for the years ended December 31, 2008 and 2007, respectively, a decrease of $3.3 million or 8.0%. Interest expense on the Senior Secured Credit Facilities and the Senior Subordinated Notes decreased $6.6 million for the year ended December 31, 2008 due primarily to lower average rates and lower overall balances outstanding on WSI's Senior Secured Credit Facilities during 2008. The weighted average interest rate on borrowings under the U.S. dollar denominated Senior Secured Credit Facilities was 6.2% and 7.9% for the years ended December 31, 2008 and 2007, respectively and 6.5% for WSI's Canadian dollar denominated Senior Secured Credit Facilities for the period the borrowings were outstanding during 2008.

        In March 2008, WSI used $42.5 million of proceeds from the sale of its Jacksonville, Florida operations to make a prepayment on the term loan under its Senior Secured Credit Facilities. As such, WSI expensed $0.5 million of unamortized debt issue cost related to the retirement. In October 2008, WSI refinanced its Senior Secured Credit Facilities with a consortium of new lenders and recognized a non-cash interest charge of approximately $2.5 million for the unamortized debt issue costs related to the Senior Secured Credit Facilities at the time of the refinancing. In order to lower its borrowing costs, in December 2008, WSI converted the Senior Secured Credit Facility from base rate loans to Eurodollar loans in the U.S., and to Bankers Acceptance loans in Canada. As long as rates are favorable, WSI expects to continue with these loan types in the future.

Change in Fair Value of Warrants

        Effective January 1, 2009 WSI adopted guidance related to determining whether an instrument or embedded feature is indexed to an entity's own stock. This guidance applies to any freestanding financial instruments or embedded features that have the characteristics of a derivative and to any freestanding financial instruments that are potentially settled in an entity's own common stock. As a result of adopting this accounting guidance, outstanding common stock purchase warrants to purchase 2,383,333 common shares that were previously treated as equity pursuant to the derivative treatment exemption, were no longer afforded equity treatment. These warrants have a strike price of $8.96 per share and expire in May 2010. As such, effective January 1, 2009 WSI reclassified the fair value of these common stock purchase warrants, which have exercise price reset features, from equity to liability status as if these warrants were treated as a derivative liability since their date of issue in May 2003. On January 1, 2009, WSI reclassified from additional paid-in capital, as a cumulative effect adjustment, $11.4 million to accumulated deficit and $2.4 million to a long-term warrant liability to recognize the fair value of these warrants on such date. The fair value of these common stock purchase warrants increased to $2.8 million as of December 31, 2009. WSI recognized a loss of $0.4 million for the change in fair value of these warrants for the year ended December 31, 2009.

Income Tax Provision

        The provision for income taxes from continuing operations for the years ended December 31, 2009, 2008 and 2007 was $11.2 million, $6.2 million and $14.4 million, respectively. For 2009, the provision for income taxes was comprised of $7.2 million for WSI's U.S. operations and parent company and $4.0 million for WSI's Canadian operations. WSI provides a 100% valuation allowance for its net operating loss carry-forwards generated in the United States. In recording the valuation allowance, WSI considered the requirements of the prevailing accounting guidance. The available evidence considered includes the historical operating results (2003 to 2009) as well as a five year forecast of future operations. From 2003 to 2007, WSI generated operating losses in the U.S. In 2008, WSI generated an operating profit in the U.S. primarily because of the gain arising from the sale of its Jacksonville operations. In 2009, WSI generated an operating profit in the U.S. primarily because of the gains arising from the reorganization of its Canadian subsidiaries and the introduction of intercompany debt. Without these and other non-recurring items, WSI would have generated operating losses in the U.S. in 2009 and 2008.

        WSI also considered the future reversals of its existing temporary differences, exclusive of goodwill for which WSI provides a separate deferred tax liability, in determining the need for a valuation allowance. Additionally, as of December 31, 2009, there were no material tax planning strategies being considered that would trigger realization of the U.S. net operating losses.

        Given the history of operating losses in the U.S., the future reversals of temporary differences and the magnitude of the net operating loss carry-forward, WSI concluded as of December 31, 2009 that it was more likely than not that the U.S. deferred tax assets would not be recovered from future U.S. taxable income, therefore WSI believed a full valuation allowance against these deferred tax assets was necessary and justifiable. As of December 31, 2009, WSI's valuation allowance totaled $53.2 million, of which $46.6 million relates to its U.S. operations.

        In addition to the valuation allowance recorded for WSI's net operating loss carry-forwards generated in the U.S., WSI also provides deferred tax liabilities generated by its tax deductible goodwill. The effect of not benefiting WSI's domestic net operating loss carry-forwards and separately providing deferred tax liabilities for WSI's tax deductible goodwill is to increase its domestic effective tax rate above the statutory amount that would otherwise be expected. For each of the years ended December 31, 2009, 2008 and 2007, the portion of WSI's domestic deferred provision related to goodwill approximated $7.2 million, $7.1 million and $7.0 million respectively. WSI expects that its quarterly 2010 domestic provision for deferred tax liabilities for goodwill will approximate $1.9 million. Should WSI generate taxable income domestically, it expects its deferred tax liabilities generated from goodwill will offset other deferred tax assets and WSI will not provide for them separately. However, WSI currently does not foresee a decrease in its domestic effective rate for 2010. WSI has not historically paid domestic cash income taxes or alternative minimum tax, nor does WSI expect to pay any during 2010.

        WSI recognizes a provision for foreign taxes on its Canadian income including taxes for stock-based compensation, which is a non-deductible item for income tax reporting in Canada. Since stock-based compensation is a non-deductible expense and a permanent difference, WSI's future effective rate in Canada is affected by the level of stock-based compensation incurred in a particular period. WSI expects that during 2010, its Canadian statutory rate will approximate 30.0%. However, as a result of stock-based compensation and other permanent items, WSI's effective rate is expected to approximate 32.0% to 34.0%. For the year ended December 31, 2009, WSI paid C$6.5 million in cash relative to its actual 2008 and estimated 2009 tax liabilities in Canada. WSI expects its 2010 estimated tax payments to approximate C$1.6 million in the first quarter and C$0.6 million for the second, third and fourth quarters. Included in WSI's provision for income taxes for its

Canadian operations for 2009 is a C$1.2 million benefit, which relates to the release of the valuation allowance on the non-capital loss carryforwards of WSI's subsidiary, Capital Environmental Holdings Company ("Holdings"), that were fully utilized by December 31, 2009 as a result of the amalgamation of Holdings and its wholly-owned subsidiary, Waste Services (CA) Inc. The amalgamation transaction was completed during the third quarter of 2009.

        For 2008, the provision for income taxes from continuing operations was comprised of a $3.0 million benefit for WSI's U.S. operations and parent company and a $9.2 million provision for WSI's Canadian operations. However, as a result of the gain of $18.4 million on the sale of WSI's Jacksonville, Florida operations in 2008, WSI has benefited $7.5 million of its previously fully reserved deferred tax assets for net operating loss carryforwards and reversed $2.6 million of excess deferred tax liabilities related to goodwill.

        For 2007, the provision for income taxes was comprised of a $5.2 million provision for WSI's U.S. operations and parent company and a $9.2 million provision for WSI's Canadian operations. The domestic provision was lower than would be expected as the sale of WSI's Arizona operations during the first quarter of 2007 generated a reversal of excess deferred tax liabilities of approximately $1.8 million.

        The income tax provision from discontinued operations for the year ended December 31, 2008 was $0.3 million. The income tax provision for the gain on sale of the Jacksonville, Florida operations was $7.3 million for the year ended December 31, 2008. Due to losses in 2007, no tax benefit was attributable to discontinued operations for the year ended December 31, 2007. The income tax provision for discontinued operations is based on WSI's statutory tax rate for those operations.

        As of December 31, 2009, WSI has approximately $59.1 million of gross domestic net operating loss carry-forwards that expire from 2023 to 2029. As of December 31, 2009, WSI has foreign tax credit carry-forwards of approximately $14.6 million that expire in 2018 and 2019. As of December 31, 2009, WSI also has a C$27.0 million capital loss carry-forward at Waste Services (CA) Inc. ("WSI (CA)") that has no expiration, but would no longer be available following a change of control. Due to the fact that WSI does not expect to generate capital gains at WSI (CA), its has provided a full valuation allowance against the capital loss carry-forward.

        Changes in WSI's ownership structure in the future could result in limitations on the utilization of WSI's loss carry-forwards, as imposed by Section 382 of the U.S. Internal Revenue Code.

Liquidity and Capital Resources

        WSI's principal capital requirements are to fund capital expenditures, and to fund debt service and asset acquisitions. Significant sources of liquidity are cash on hand, working capital, borrowings from WSI's Senior Secured Credit Facilities and proceeds from debt and/or equity issuances. The following discussion should be read in conjunction with the Consolidated Financial Statements of WSI and Notes thereto included elsewhere herein.
        The change in control contemplated by the merger with IESI-BFC would result in a default under the terms of WSI's Senior Secured Credit Facilities and accordingly, IESI-BFC would be required to refinance these facilities in connection with the merger. Additionally, WSI would be required to offer to redeem the Senior Subordinated Notes for a price of 101% of the principal amount outstanding. There is however no assurance that IESI-BFC will be able refinance this indebtedness.

Senior Secured Credit Facilities

        On October 8, 2008 WSI refinanced its Senior Secured Credit Facilities with new Senior Secured Credit Facilities (the "Credit Facilities") with a consortium of new lenders. The Credit Facilities provide for a revolving credit facility of $124.8 million, which is available to either WSI's U.S. operations or its Canadian operations, in U.S. or Canadian dollars, and C$16.3 million, which is available to WSI's Canadian operations. The new Credit Facilities also provide for term loans with initial principal balances of $39.9 million to WSI's U.S. operations and C$132.2 million to WSI's Canadian operations. The revolver commitments terminate on October 8, 2013 and the term loans mature in specified quarterly installments through October 8, 2013. The Credit Facilities are available to WSI as base rate loans, Eurodollar loans or Bankers Acceptance loans, plus an applicable margin, as defined, at WSI's option in the respective lending jurisdiction. The Credit Facilities are secured by all of WSI's assets, including those of its domestic and foreign subsidiaries, and are guaranteed by all of its domestic and foreign subsidiaries. As of March 31, 2010, there was $25.0 million and C$9.0 million outstanding on the U.S. and Canadian dollar denominated revolving credit facility, respectively, and $11.6 million and C$11.2 million of revolver capacity was used to support outstanding letters of credit in the U.S. and Canada, respectively. As of March 31, 2010, WSI had unused availability of $84.4 million under its revolving credit facilities, subject to certain conditions. As of April 26, 2010, there was $28.0 million and C$9.0 million drawn on the revolving credit facility and $11.6 million and C$11.2 million of revolver capacity was used to support outstanding letters of credit in the U.S. and Canada, respectively, and WSI had unused availability of $81.3 million under its revolving credit facilities, subject to certain conditions.

        WSI's Credit Facilities contain certain financial and other covenants that restrict its ability to, among other things, make capital expenditures, incur indebtedness, incur liens, dispose of property, repay debt, pay dividends, repurchase shares and make certain acquisitions. WSI's financial covenants include: (i) maximum total leverage; (ii) maximum senior secured leverage; and (iii) minimum interest coverage. The covenants and restrictions limit the manner in which WSI conducts its operations and could adversely affect its ability to raise additional capital. The following table sets forth WSI's financial covenant levels for the current and each of the following four quarters:

	Maximum Consolidated Leverage Ratio	Maximum Consolidated Senior Secured Leverage Ratio	Minimum Consolidated Interest Coverage Ratio
First quarter — 2010	4.25 : 1.00	2.75 : 1.00	2.75 : 1.00
Second quarter — 2010	4.25 : 1.00	2.75 : 1.00	2.75 : 1.00
Third quarter — 2010	4.00 : 1.00	2.75 : 1.00	2.75 : 1.00
Fourth quarter — 2010	4.00 : 1.00	2.75 : 1.00	2.75 : 1.00
First quarter — 2011	4.00 : 1.00	2.75 : 1.00	2.75 : 1.00

        As of March 31, 2010, the actual ratios achieved for the financial covenants in the above table are as follows: Maximum Consolidated Leverage Ratio — 3.33 to 1.00; Maximum Consolidated Senior Secured Leverage Ratio — 1.59 to 1.00; and Minimum Consolidated Interest Coverage Ratio — 4.49 to 1.00. As of March 31, 2010, WSI was in compliance with the financial covenants of its Credit Facilities and WSI expects to be in compliance with the financial covenants of its Credit Facilities in future periods.

Other Secured Notes Payable

        Included in WSI's other secured notes payable is a $10.5 million non-interest bearing promissory note with payments of $125,000 per month until June 2014. The net present value of the remaining payments due under the note as of March 31, 2010 approximates $5.4 million and accretes interest at 7.8%. The note is secured by a transfer station and related permit.

Senior Subordinated Notes

        On April 30, 2004, WSI completed a private offering of 9 1/2% Senior Subordinated Notes ("Senior Subordinated Notes") due 2014 for gross proceeds of $160.0 million. On September 21, 2009 WSI completed an additional private placement of $50.0 million aggregate principal of WSI's Senior Subordinated Notes, with terms identical to the initial offering. This additional private placement resulted in gross proceeds of $49.5 million with an additional $2.1 million received from the purchasers for accrued interest. The Senior Subordinated Notes mature on April 15, 2014. Interest on the Senior Subordinated Notes is payable semiannually on October 15 and April 15. The Senior Subordinated Notes are redeemable, in whole or in part, at WSI's option, on or after April 15, 2009, at a redemption price of 104.75% of the principal amount, declining ratably in annual increments to par on or after April 15, 2012, together with accrued interest to the redemption date. Upon a change of control, as such term is defined in the Indenture, WSI is required to offer to repurchase all the Senior Subordinated Notes at 101.0% of the principal amount, together with accrued interest and liquidated damages, if any, and obtain the consent of WSI's senior lenders to such payment or repay indebtedness under its Credit Facilities.

        The Senior Subordinated Notes are unsecured and are subordinate to WSI's existing and future senior secured indebtedness, including its Credit Facilities, rank equally with any unsecured senior subordinated indebtedness and are senior to WSI's existing and future subordinated indebtedness. WSI's obligations with respect to the Senior Subordinated Notes, including principal, interest, premium, if any, and liquidated damages, if any, are fully and unconditionally guaranteed on an unsecured, senior subordinated basis by all of WSI's existing domestic and foreign subsidiaries.

        Waste Services is the primary obligor under the Senior Subordinated Notes. Waste Services has no independent operating assets or operations, and the guarantees of WSI's domestic and Canadian subsidiaries, which are all wholly owned subsidiaries, are full and unconditional and joint and several with respect to the Senior Subordinated Notes, including principal, interest, premium, if any, and liquidated damages, if any. In October 2008 and pursuant to certain amendments to the Indenture to the Senior Subordinated Notes, WSI's Canadian subsidiaries became guarantors under the Senior Subordinated Notes. Prior to these amendments, WSI's Canadian subsidiaries did not guarantee the Senior Subordinated Notes.

        The Senior Subordinated Notes contain certain covenants that, in certain circumstances and subject to certain limitations and qualifications, restrict, among other things: (i) the incurrence of additional debt; (ii) the payment of dividends and repurchases of stock; (iii) the issuance of preferred stock and the issuance of stock of WSI's subsidiaries; (iv) certain investments; (v) transactions with affiliates; and (vi) certain sales of assets.

        The indenture relating to WSI's Senior Subordinated Notes contains cross default provisions (i) should WSI fail to pay the principal amount of other indebtedness when due (after applicable grace periods) or the maturity date of that indebtedness is accelerated and the amount in question is $10.0 million or more or (ii) should WSI fail to pay judgments in excess of $10.0 million in the aggregate for more than 60 days.

Surety Bonds, Letters of Credit and Insurance

        Municipal solid waste service contracts, permits and licenses to operate transfer stations, landfills and recycling facilities may require performance or surety bonds, letters of credit or other means of financial assurance to secure contractual performance. To collateralize WSI's obligations, as of March 31, 2010, WSI provided customers, various regulatory authorities and WSI's insurer with such bonds and letters of credit amounting to approximately $81.5 million, which is comprised of $45.8 million and C$13.3 million of performance and surety bonds or other means of financial assurance and $11.6 million and C$11.2 million of letters of credit. The majority of these obligations are renewed on an annual basis.

        WSI's domestic based workers' compensation, automobile and general liability insurance coverage is subject to certain deductible limits. WSI retains up to $0.5 million and $0.25 million of risk per claim, plus claims handling expense under its workers' compensation and its auto and general liability insurance programs, respectively. Claims in excess of such deductible levels are fully insured subject to WSI's policy limits. However, WSI has a limited claims history for its U.S. operations and it is reasonably possible that recorded reserves may not be adequate to cover future payments of claims. Adjustments, if any, to WSI's reserves will be reflected in the period in which the adjustments are known. As of March 31, 2010 and included in the $81.5 million of bonds and letters of credit discussed previously, WSI has posted a letter of credit with its U.S. insurer of approximately $10.9 million to secure the liability for losses within the deductible limit. Provisions for retained claims are made by charges to expense based on periodic evaluations by management of the estimated ultimate liabilities on both reported and incurred but not reported claims. Adjustments, if any, to the estimated reserves resulting from ultimate claim payments will be reflected in operations in the periods in which such adjustments become known.

Registration Payment Arrangement

        In connection with the additional private placement of Senior Subordinated Notes completed on September 21, 2009, WSI entered into a Registration Rights Agreement with the initial purchasers of these notes in which WSI agreed to (i) file a registration statement with respect to the Senior Subordinated Notes within 120 days of the closing date of the issuance of the notes, or the issuance date, pursuant to which WSI will exchange the Senior Subordinated Notes for registered notes with terms identical to the Senior Subordinated Notes; (ii) have such registration statement declared effective within 210 days of the closing date; (iii) maintain the effectiveness of such registration statement for minimum periods specified in the agreement; and (iv) file a shelf registration statement in the circumstances and within the time periods specified in the agreement. If WSI does not comply with these obligations, it will be required to pay liquidated damages, in cash, in an amount equal to $0.05 per week per $1,000 in principal amount of the unregistered Senior Subordinated Notes for each week that the default continues, for the first 90-days following default. Thereafter, the amount of liquidated damages will increase by an additional $0.05 per week per $1,000 in principal amount of unregistered Senior Subordinated Notes for each subsequent 90-day period until all defaults have been cured, to a maximum of $0.50 per week per $1,000 in principal amount of unregistered Senior Subordinated Notes outstanding. Liquidated damages, if any, are payable at the same time as interest payments due under the Senior Subordinated Notes. As of the date of this proxy statement/prospectus, WSI is subject to penalty payments under such Registration Rights Agreement, and has accrued $0.1 million for such penalties as of December 31, 2009 and $0.1 million as of March 31, 2010.

Cash Flows for the Three Months Ended March 31, 2010 and 2009

        The following discussion relates to the major components of the changes in cash flows for the three months ended March 31, 2010 and 2009.

Cash Flows from Operating Activities

        Cash provided by operating activities was $21.2 million and $16.9 million for the three months ended March 31, 2010 and 2009, respectively. The increase in cash provided by operating activities is primarily due to increased revenues and improved operating margins for the first three months of 2010 compared to the same period in 2009, which is discussed elsewhere in this report. Offsetting the overall increase was cash used for working capital of $0.7 million for the three months ended March 31, 2010 compared to cash provided by working capital changes of $4.1 million for the same period in the previous year.

Cash Flows from Investing Activities

        Cash used in investing activities was $13.2 million and $1.0 million for the three months ended March 31, 2010 and 2009, respectively. For the three months ended March 31, 2010, cash used in investing activities relates to capital expenditures of $6.4 million and cash used in business combinations of $7.0 million. For the three months ended March 31, 2009, cash used in investing activities relates to capital expenditures and cash used in business combinations of $7.5 million, offset by proceeds from the sale of property and equipment of $6.5 million.

Cash Flows from Financing Activities

        Cash used in financing activities was $6.1 million and $11.8 million for the three months ended March 31, 2010 and 2009, respectively. Cash used in financing activities for the three months ended March 31, 2010 and 2009 primarily relates to principal repayments of WSI's Credit Facilities.

Cash Flows for each of the Three Years Ended December 31, 2009, 2008 and 2007

        The following discussion relates to the major components of the changes in cash flows for the years ended December 31, 2009, 2008 and 2007.

Cash Flows from Operating Activities

        Cash provided by operating activities of WSI's continuing operations was $64.4 million and $56.1 million for the year ended December 31, 2009 and 2008, respectively. The increase in cash provided by operating activities is primarily due to lower borrowing costs, which relate to lower variable interest rates on WSI's Senior Secured Credit Facilities during 2009 compared to 2008, lower overall overhead costs, decreased taxes relative to WSI's Canadian operations and improved operating margins. Cash used for working capital decreased to $4.9 million for 2009 compared to $8.4 million for 2008. For 2009, cash for working capital changes primarily relates to payments made relative to certain accrued expenses, including closure and post closure accruals, restructuring and severance accruals and disposal accruals. For 2008, cash for working capital changes primarily relates to taxes paid for WSI's Canadian operations.

        Cash provided by operating activities of WSI's continuing operations was $56.1 million and $54.7 million for the years ended December 31, 2008 and 2007, respectively. The increase in cash provided by operating activities was primarily due to increased cash from operations before working capital changes of $64.4 million for 2008 compared to $55.5 million for 2007, which primarily related to increased profitability of WSI's operations. This increase was offset by investments in working capital of $8.4 million for 2008 compared to $0.9 million for 2007. The primary component of the decline in accrued expenses and payables during 2008 related to cash taxes paid for WSI's Canadian operations.

        Cash flows from WSI's discontinued operations are disclosed separately on the Consolidated Statements of Cash Flows included elsewhere in this proxy statement/prospectus. Following the conclusion of the sales of WSI's Jacksonville, Florida operations, Texas operations and Arizona operations, WSI is no longer impacted by these cash flows and does not anticipate any subsequent adverse affect on its future liquidity or financial covenants.

Cash Flows from Investing Activities

        Cash used in investing activities of WSI's continuing operations was $74.9 million and $3.1 million for the years ended December 31, 2009 and 2008, respectively. For the year ended December 31, 2009, cash used in investing activities relates to business combinations of $50.5 million and capital expenditures of $32.2 million, offset by proceeds from the sale of property and equipment, primarily from the sale of the Jacksonville real property, of $8.4 million. For the year ended December 31, 2008, cash used in investing activities relates to capital expenditures of $48.1 million and cash paid for business combinations of $11.7 million, offset by proceeds from asset sales and business divestitures, primarily related to the disposal of WSI's Jacksonville, Florida operations, of $58.2 million.

        Cash used in investing activities of WSI's continuing operations was $3.1 million and $79.6 million for the years ended December 31, 2008 and 2007, respectively. For the year ended December 31, 2008, cash used in investing activities related to capital expenditures of $48.1 million, cash used for the acquisitions of the RIP Landfill and Commercial Clean-up of $11.7 million and deposits for business acquisitions and other investing activities of $1.6 million. Offsetting these cash outflows was $58.2 million of proceeds from asset sales and business divestitures, which primarily related to the disposal of WSI's Jacksonville, Florida operations. For the year ended December 31, 2007, cash used in investing activities related to capital expenditures of $57.6 million, cash used for acquisitions of $32.1 million and deposits for business acquisitions and other investing activities of $9.8 million. Offsetting these cash outflows was $19.9 million of proceeds from asset sales and business divestitures, which primarily related to the disposal of WSI's Texas operations.

Cash Flows from Financing Activities

        Cash provided by (used in) financing activities of WSI's continuing operations was $5.0 million and $(67.5) million for the years ended December 31, 2009 and 2008, respectively. Cash used in financing activities for the year ended December 31, 2009 primarily relates to principal repayments of WSI's Credit Facilities, offset by an additional private placement of $50.0 million aggregate principal of WSI's Senior Subordinated Notes, which WSI completed on September 21, 2009 and resulted in gross proceeds of $49.5 million. Cash used in financing activities for 2008 primarily related to a $42.5 million prepayment of WSI's Prior Credit Facilities from a portion of the proceeds from the sale of WSI's Jacksonville, Florida operations.

        Cash provided by (used in) financing activities of WSI's continuing operations was $(67.5) million and $33.6 million for the years ended December 31, 2008 and 2007, respectively. Cash used in financing activities for the year ended December 31, 2008 primarily related to the October 2008 refinancing of WSI's Senior Secured Credit Facilities and a prepayment of WSI's Prior Credit Facilities with a portion of the proceeds from the sale of WSI's Jacksonville, Florida operations. For 2008, WSI's new Credit Facilities provided proceeds, net of discounts, of $217.2 million. Cash provided by financing activities for the year ended December 31, 2007 primarily relates to draws on WSI's Prior Credit Facilities to finance the acquisition of Allied Waste's South Florida operations and other acquisition related deposits.

Off-Balance Sheet Financing

        WSI has no off-balance sheet debt or similar obligations, other than WSI's letters of credit and performance and surety bonds discussed previously, which are not debt. WSI has no transactions or obligations with related parties that are not disclosed, consolidated into or reflected in its reported results of operations or financial position. WSI does not guarantee any third-party debt.

Landfill Sites

        The following table reflects landfill capacity activity for the three months ended March 31, 2010 for permitted landfills owned by WSI (in thousands of cubic yards):

	March 31, 2010
	Balance, Beginning of Period	Changes in Engineering Estimates	Airspace Consumed	Balance, End of Period
United States
Permitted capacity	77,821	(167)	(527)	77,127
Probable expansion capacity	—	—	—	—

Total available airspace	77,821	(167)	(527)	77,127

Number of sites	4	—	—	4
Canada
Permitted capacity	15,406	—	(226)	15,180
Probable expansion capacity	—	—	—	—

Total available airspace	15,406	—	(226)	15,180

Number of sites	3	—	—	3
Total
Permitted capacity	93,227	(167)	(753)	92,307
Probable expansion capacity	—	—	—	—

Total available airspace	93,227	(167)	(753)	92,307

Number of sites	7	—	—	7

Trend Information

Seasonality

        WSI expects the results of its Canadian operations to vary seasonally, with revenue typically lowest in the first quarter of the year, higher in the second and third quarters, and lower in the fourth quarter than in the third quarter. The seasonality is attributable to a number of factors including:

  •
  Less solid waste is generated during the late fall, winter and early spring because of decreased construction and demolition activity.

  •
  Certain operating costs are higher in the winter months because winter weather conditions slow waste collection activities, resulting in higher labor costs, and rain and snow increase the weight of collected waste, resulting in higher disposal costs, which are calculated on a per ton basis.

  •
  During the summer months, there are more tourists and part-time residents in some of WSI's service areas, resulting in more residential and commercial collection.

        Consequently, WSI expects operating income to be generally lower during the winter. The effect of seasonality on WSI's results of operations from its U.S. operations, which are located in warmer climates than WSI's Canadian operations, is less significant than that of WSI's Canadian operations.

New Accounting Pronouncements

        In April 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-13, "Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades" ("ASU 2010-13"). ASU 2010-13 addresses the classification of a share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. FASB Accounting Standards Codification ("ASC") Topic 718 was amended to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trade shall not be considered to contain a market, performance or service condition. Therefore, such an award is not to be classified as a liability if it otherwise qualifies for equity classification. The amendments in ASU 2010-13 are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010, with early application permitted. WSI does not anticipate that the adoption of this guidance will have a material impact on its financial position and results of operations.

        In February 2010, the FASB issued ASU No. 2010-09, "Amendments to Certain Recognition and Disclosure Requirements" ("ASU 2010-09"), which amends ASC Topic 855, "Subsequent Events." The amendments to ASC Topic 855 do not change existing requirements to evaluate subsequent events, but: (i) defines a "SEC Filer," which WSI is; (ii) removes the definition of a "Public Entity"; and (iii) for SEC Filers, reverses the requirement to disclose the date through which subsequent events have been evaluated. ASU 2010-09 was effective for WSI upon issuance. This guidance did not have a material impact on WSI's financial position and results of operations.

        In January 2010, the FASB issued ASU No. 2010-06, "Improving Disclosures about Fair Value Measurements" ("ASU 2010-06"). ASU 2010-06 requires new disclosures for (i) transfers of assets and liabilities in and out of levels one and two fair value measurements, including a description of the reasons for such transfers and (ii) additional information in the reconciliation for fair value measurements using significant unobservable inputs (level three). This guidance also clarifies existing disclosure requirements including (i) the level of disaggregation used when providing fair value measurement disclosures for each class of assets and liabilities and (ii) the requirement to provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for level two and three assets and liabilities. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about activity in the roll forward for level three fair value measurements, which is effective for fiscal years beginning after December 15, 2010. The adoption of this guidance has not had a material impact on WSI's financial position and results of operations.

Tabular Disclosure of Contractual Obligations

        WSI has various commitments primarily related to funding of debt, closure and post-closure obligations and capital and operating lease commitments. You should also read WSI's discussion regarding "Liquidity and Capital Resources" earlier in this "Management's Discussion and Analysis of Financial Condition and Results of

Operations of WSI". The following table provides details regarding WSI's contractual cash obligations and other commercial commitments subsequent to December 31, 2009 (in thousands):

	2010	2011	2012	2013	2014	Beyond 5 Years	Total
Senior secured credit facilities(1)	$18,638	$26,921	$45,560	$97,833	$—	$—	$188,952
Senior subordinated notes payable	—	—	—	—	210,000	—	210,000
Senior subordinated notes interest commitments	19,950	19,950	19,950	19,950	9,975	—	89,775
Other secured notes payable	1,595	1,500	1,500	1,500	749	—	6,844
Capital lease obligations	585	—	—	—	—	—	585
Other subordinated notes payable	232	247	265	283	302	849	2,178
Operating lease commitments(4)	3,994	3,821	3,487	3,150	1,633	3,205	19,290
Construction commitments	1,054	42	42	2	—	—	1,140
Asset purchase commitments	3,125	—	—	—	—	—	3,125
Other contracted commitments	373	360	360	360	120	—	1,573
Closure and post-closure obligations(2)	4,834	1,114	468	4,298	1,074	117,444	129,232
Deferred purchase price(3)	1,478	—	—	—	—	—	1,478
Restructuring, severance and related(4)	2,191	857	483	421	421	586	4,959

	$58,049	$54,812	$72,115	$127,797	$224,274	$122,084	$659,131

(1)
WSI's Senior Secured Credit Facilities are subject to variable interest rates and therefore WSI's interest commitments are unknown. Additionally, amounts outstanding under WSI's revolver facilities can be repaid and subsequently re-borrowed at anytime prior to their maturity. As such, WSI has not made any estimates with regard to future interest payments on these facilities. Please see the Notes to the Consolidated Financial Statements of WSI included elsewhere in this proxy statement/prospectus for information relative to interest repayment provisions.

(2)
Future payments on closure and post-closure obligations are not discounted and contemplate full utilization of current and probable expansion airspace.

(3)
Relates to the remaining balance of deferred purchase price for the acquisition of Commercial Clean-up, which was completed in December 2008.

(4)
Relates to future payments required as a result of WSI's fourth quarter 2008 restructuring of corporate overhead and other administrative and operational functions, and remaining payments to Mr. Charles Wilcox required under his separation agreement. Amounts presented under the "operating lease commitments" caption do not include future lease payments relative to WSI's U.S. corporate office, which are included under the "restructuring, severance and related" caption and do not include estimated sublease rental income for the U.S. corporate office lease, which totals $0.9 million, and are not discounted.

Other Contractual Arrangements

        From time to time and in the ordinary course of business, WSI may enter into certain acquisitions of disposal facilities whereby WSI also enter into a royalty agreement. These agreements are usually based on the amount of waste deposited at WSI's landfill sites or in certain instances, its transfer stations. Royalties are expensed as incurred and recognized as a cost of operations.

        In the normal course of WSI's business, WSI has other commitments and contingencies relating to environmental and legal matters. For a further discussion of commitments and contingencies, see the Consolidated Financial Statements of WSI contained elsewhere in this proxy statement/prospectus. In addition certain of WSI's executives are retained under employment agreements. These employment agreements vary in term and related benefits. Refer to "Executive Compensation" for a more detailed discussion of these employment agreements.

Quantitative and Qualitative Disclosures About Market Risk

        A portion of WSI's operations is domiciled in Canada. For each reporting period WSI translates the results of operations and financial condition of its Canadian operations into U.S. dollars. Therefore, the reported results of WSI's operations and financial condition are subject to changes in the exchange relationship between the two currencies. For example, as the Canadian dollar strengthens against the U.S. dollar, revenue is favorably affected and conversely expenses are unfavorably affected. Assets and liabilities of WSI's Canadian operations are translated from Canadian dollars into U.S. dollars at the exchange rates in effect at the relevant balance sheet dates, and revenue and expenses of WSI's Canadian operations are translated from Canadian dollars into U.S. dollars at the average exchange rates prevailing during the period. Unrealized gains and losses on translation of WSI's Canadian operations into U.S. dollars are reported as a separate component of shareholders' equity and are included in comprehensive income or loss. Monetary assets and liabilities are re-measured from U.S. dollars into Canadian dollars and then translated into U.S. dollars. The effects of re-measurement are reported currently as a component of net income. Currently, WSI does not hedge its exposure to changes in foreign exchange rates. For the three months ended March 31, 2010, WSI estimates that a 10.0% increase or decrease in the relationship of the Canadian dollar to the U.S. dollar would increase or decrease operating profit from its Canadian operations by approximately $0.9 million.

        A portion of the Credit Facilities is denominated and payable in Canadian dollars, which totaled $123.0 million as of March 31, 2010. WSI estimates that a 10.0% increase or decrease in the relationship of the Canadian dollar to the U.S. dollar as of March 31, 2010 would increase or decrease the reported amount due under the Credit Facilities by approximately $12.3 million. WSI estimates that a 10.0% increase or decrease in the relationship of the Canadian dollar to the U.S. dollar would increase or decrease interest expense by approximately $0.1 million for the three months ended March 31, 2010.

        WSI is exposed to variable interest rates under its Credit Facilities, which are available to WSI as base rate loans, Eurodollar loans or Bankers Acceptance loans, plus an applicable margin, as defined, at WSI's option in the respective lending jurisdiction. A hypothetical 10.0% change in interest rates relative to WSI's Credit Facilities would increase cash interest expense by approximately $0.2 million for the three months ended March 31, 2010. WSI determined this impact by applying the hypothetical change to the weighted average variable interest rate at March 31, 2010 and then assessing this notional rate against the borrowings outstanding as of March 31, 2010.

 DIRECTORS AND MANAGEMENT OF WSI

        The following table sets forth information regarding WSI's directors as of May 5, 2010:

Name	Age	Director Since	Position
Class III — Three year term expires 2012
Michael H. DeGroote	49	July 22, 2008	Director
Wallace L. Timmeny	72	July 28, 2004	Director
Michael J. Verrochi	70	July 28, 2004	Director
Class II — Three year term expires 2011
Michael B. Lazar	40	May 6, 2003	Director
Lucien Rémillard	63	September 6, 2001	Director
Jack E. Short	69	July 28, 2004	Director
Class I — Three year term expires 2010
Gary W. DeGroote	54	September 6, 2001	Director
George E. Matelich	53	May 6, 2003	Director
David Sutherland-Yoest	54	September 6, 2001	Director, President and Chief Executive Officer

        Certain biographical information regarding WSI's directors, who are not also executive officers, is set forth below:

        Gary W. DeGroote has been the President and sole director of GWD Management Inc., a private investment holding company, since 1981. From 1991 to 1995, Mr. DeGroote was President and a director of Republic Environmental Systems Ltd. From 1976 through 1989, Mr. DeGroote served in various positions at Laidlaw Waste Systems Ltd. and its affiliates, including as Vice President and served as a member of the board of directors of Laidlaw Inc. from 1983 to 1989. In the past 5 years, he was also a director of CBIZ, Inc. Mr. DeGroote is the son of the non-executive Chairman of the WSI Board, Michael G. DeGroote and is the brother of Michael H. DeGroote, another director.

        Mr. DeGroote's extensive experience in the solid waste industry is of great assistance in the WSI Board's discussions of WSI's operations and strategic direction.

        Michael H. DeGroote has been the President of Westbury International Corporation, a full-service real estate development company specializing in commercial/industrial land, residential development and property management, since 1991. He is the son of the non-executive Chairman of the WSI Board, Michael G. DeGroote and is the brother of Gary W. DeGroote, another director. Mr. DeGroote is also a director of CBIZ, Inc. and serves on the Board of Governors of McMaster University in Hamilton, Ontario.

        Mr. DeGroote's business experience in another industry provides the WSI Board with a unique perspective in its discussions.

        George E. Matelich has been a Managing Director of Kelso & Company since 1990 and has been affiliated with Kelso & Company since 1985. Mr. Matelich is a Certified Public Accountant and holds a Certificate in Management Accounting. Mr. Matelich received a B.A. in Business Administration summa cum laude, from the University of Puget Sound and an M.B.A. (Finance and Business Policy) from the Stanford Graduate School of Business. Mr. Matelich serves as a director of CVR Energy, Inc., Global Geophysical Services, Inc. and Shelter Bay Energy Inc. He is also a Trustee of the University of Puget Sound and a director of the American Prairie Foundation. In the past 5 years, he was also a director of Fair Point Communications, Inc. Until December 2006, Mr. Matelich was a nominee to the Board of Directors of the holders of WSI's Series A Preferred Stock, affiliates of Kelso & Company, L.P.

        Mr. Matelich's extensive experience in mergers and acquisitions and corporate finance is invaluable to the WSI Board in its discussions of WSI's capital needs and strategic direction.

        Michael B. Lazar is the Chief Operating Officer of BlackRock Kelso Capital Corporation, a business development company that provides debt and equity capital to middle market companies and Chief Operating Officer of BlackRock Kelso Capital Advisors LLC. Mr. Lazar is a co-founder of BlackRock Kelso Capital Corporation and has served as its Chief Operating Officer since its formation in 2004. Previously, Mr. Lazar was a Managing Director and Principal at Kelso & Company, L.P. In the past 5 years, he was also a director of Endurance Business Media, Inc. Until December 2006, Mr. Lazar was a nominee to the Board of the holders of WSI's Series A Preferred Stock, affiliates of Kelso & Company, L.P.

        Because of Mr. Lazar's extensive experience in mergers and acquisitions and corporate finance, he provides invaluable input to the WSI Board in its discussions of WSI's capital needs and strategic direction.

        Lucien Rémillard has been the President and Chief Executive Officer of RCI Environnement Inc., a waste management company, since 1997. From 1981 to 1995, Mr. Rémillard was the President and Chief Executive Officer of Intersan, Inc., a waste management company. Mr. Rémillard has also served as a director of the Greater Montreal Area Comité Paritaire des Boueurs, the organization regulating labor relations for the Montreal solid waste industry, since 1983.

        Mr. Rémillard's extensive experience in the solid waste industry is of great assistance in the WSI Board's discussions of WSI's operations and strategic direction.

        Jack E. Short was a partner at PricewaterhouseCoopers LLP from 1976 to 1981, was readmitted to the partnership in 1987 and was a partner until his retirement in 2001. From 1981 to 1987, Mr. Short was in private industry. In 1994, Mr. Short was appointed for a five-year term to the Oklahoma Board of Accountancy, serving as its chairman for two of those years. Mr. Short serves as a director of AAON, Inc. and is the Chair of its audit committee and is a member of the board of T.D. Williamson, Inc. and serves on its finance and audit committees. In July 2001, Mr. Short was appointed by the Federal Bankruptcy Court for Northern Oklahoma to act as plan agent in the consolidated bankruptcy of Manchester Gas Storage, Inc. and MGL, Inc. In March 2004, a court order was given to close the case and discharge the plan agent.

        Mr. Short has extensive knowledge of finance, tax and accounting requirements from his experience with PricewaterhouseCoopers LLP which is invaluable to the WSI Board in its discussions regarding financial and compliance matters.

        Wallace L. Timmeny was a partner in the law firm of Dechert LLP from 1996 until his retirement on April 30, 2007. Mr. Timmeny is a past chairman of the Executive Council of the Securities Law Committee of the Federal Bar Association. From 1965 to 1979, Mr. Timmeny was an attorney with the U.S. Securities and Exchange Commission and ultimately the deputy director of its Division of Enforcement. Mr. Timmeny serves on the board of directors of Arlington Asset Investment Corp. In the past 5 years, he was also a director of Quanta Capital Holdings and Whitney Information Systems.

        Mr. Timmeny's experience in the practice of law and with the Securities and Exchange Commission is invaluable to the WSI Board in its discussions regarding governance, risk and internal control and compliance matters.

        Michael J. Verrochi has served as Chairman and Chief Executive Officer of Verrochi Realty Trust and Chairman and Chief Executive Officer of Monadnock Mountain Spring Water for more than the past five years. Prior to that, Mr. Verrochi served in senior executive positions, including Executive Vice-President with Browning-Ferris Industries, Inc., a solid waste management company, and as a member of its Board of Directors.

        Mr. Verrochi has extensive experience in the solid waste industry, which is of great assistance in the WSI Board's discussions of WSI's operations and strategic direction.

        Michael G. DeGroote was appointed as WSI's Non-Executive Chairman of the Board effective October 21, 2008, replacing David Sutherland-Yoest. The Board concluded that appointing a person of Mr. DeGroote's stature and experience to that role would greatly enhance WSI's corporate governance principles. Mr. DeGroote presides over all meetings of the Board but is not elected to and does not vote on matters that come before the Board.

        The following table sets forth information regarding WSI's executive officers as of May 5, 2010:

Name	Age	Position	Since
David Sutherland-Yoest	54	President and Chief Executive Officer	CEO since September 6, 2001 President since October 30, 2007
Ivan R. Cairns	64	Executive Vice President, General Counsel and Secretary	January 5, 2004
Edwin D. Johnson	53	Executive Vice President, Chief Financial Officer and Chief Accounting Officer	March 12, 2007
William P. Hulligan	67	Executive Vice President, U.S. Operations	October 30, 2007
Wayne R. Bishop	52	Senior Vice President and Controller	January 5, 2009

        Certain biographical information regarding each of WSI's executive officers is set forth below:

        David Sutherland-Yoest served as the Chairman of the WSI Board from September 6, 2001 until October 21, 2008. Mr. Sutherland-Yoest held the position of Chairman and Chief Executive Officer of H2O Technologies Ltd., a water purification company, from March 2000 to October 2003 and served as a director of H2O Technologies Ltd. from March 2000 to January 2004. Mr. Sutherland-Yoest served as the Senior Vice President — Atlantic Area of Waste Management, Inc. from July 1998 to November 1999. From August 1996 to July 1998, he was the Vice Chairman and Vice President — Atlantic Region of USA Waste Services, Inc., or USA Waste and the President of Canadian Waste Services, Inc. which, during such time, was a subsidiary of USA Waste. Prior to joining USA Waste, Mr. Sutherland-Yoest was President, Chief Executive Officer and a director of Envirofil, Inc. Between 1981 and 1992, he served in various capacities at Laidlaw Waste Systems, Inc. and Browning-Ferris Industries, Ltd.

        Ivan R. Cairns served as Senior Vice President and General Counsel at Laidlaw International Inc. and was Senior Vice President and General Counsel at its predecessor, Laidlaw Inc., for over 20 years prior to joining WSI in January, 2004. In June 2001, Laidlaw Inc. and four of its direct and indirect subsidiaries filed voluntary petitions for bankruptcy under the U.S. Bankruptcy Code and also commenced Canadian insolvency proceedings. In June 2003, these companies emerged from the bankruptcy and the Canadian insolvency proceedings.

        Edwin D. Johnson was Chief Financial Officer of Expert Real Estate Services, Inc., a full service real estate brokerage company before joining WSI in March, 2007. From January 2001 to January 2005, Mr. Johnson was Principal Consultant of Corporate Resurrections, Inc., a consulting firm providing financial and other services to distressed companies and start-up businesses. Mr. Johnson has ten years prior experience in the waste industry and is the former Chief Financial Officer of Attwoods plc.

        William P. Hulligan has been employed by WSI in various executive capacities since June 1, 2003. He was a consultant for Waste Management, Inc. from 1995 to 2003. Mr. Hulligan has over 35 years experience in the waste industry and is the former President of Waste Management of North America, Inc.

        Wayne R. Bishop served as Vice President, Finance of Cara Operations Limited, a full service restaurant owner and operator, from October 2007 to July 2008 and as its Vice President, Controller from October 2004 to October 2007. Prior to joining Cara Operations Limited, Mr. Bishop was Vice President, Controller at Laidlaw International Inc. and its predecessor, Laidlaw Inc from April 1997 to January 2004 and as its Controller from 1987 to April 1997. In June 2001, Laidlaw Inc. and four of its direct and indirect subsidiaries filed voluntary petitions for bankruptcy under the U.S. Bankruptcy Code and also commenced Canadian insolvency proceedings. In June 2003, these companies emerged from the bankruptcy and the Canadian insolvency proceedings.

Compensation Committee Interlocks and Insider Participation

        Michael B. Lazar, George E. Matelich and Michael J. Verrochi served as the members of WSI's Compensation Committee during fiscal 2009 and Michael B. Lazar served as its Chair. No members of WSI's Compensation Committee are officers or employees of WSI or are former officers or employees of WSI.

        The following is a description of transactions in the last completed fiscal year between WSI and any member of WSI's Compensation Committee or any related person to any member of WSI's Compensation Committee:

        In March 2005, in connection with the exercise of WSI's right to put $7.5 million of its common shares to Michael G. DeGroote, WSI's non-executive Chairman of the Board and the father of Gary W. DeGroote and of Michael H. DeGroote and WSI's non-executive Chair of the Board, Michael G. DeGroote also received warrants to purchase 88,028 shares of WSI common stock at an exercise price of $8.52 per share. At the time the transaction was entered into, Gary W. DeGroote was a member of WSI's Compensation Committee. None of the warrants were exercised in fiscal 2009. The warrants remain exercisable until March 28, 2010.

Executive Compensation

Compensation Discussion and Analysis

        The Compensation Committee is responsible for fixing the amount and types of compensation paid to WSI's Chief Executive Officer and for reviewing compensation paid to WSI's other named executive officers based upon the recommendations of WSI's Chief Executive Officer. In 2007, the Compensation Committee retained William M. Mercer, LLC ("Mercer") to review generally the terms of WSI's long term Equity and Performance Incentive Plan that was adopted in November 2007 (the "2007 Plan") and to recommend guidelines for the quantum of regular annual equity grants to be made to WSI's management team, including WSI's named executive officers.

        There are three key components to the compensation package of each of WSI's named executive officers:

  •
  base salary;

  •
  short term incentive compensation consisting of annual cash bonus and discretionary bonus awards; and

  •
  long term incentive compensation consisting of equity based awards.

        Base salary is intended to compensate WSI's executive officers appropriately for the performance of their job functions. The amount of base salary payable to WSI's President and Chief Executive Officer was fixed by negotiation between him and the Chairman of WSI's Compensation Committee and approved by the Compensation Committee and has not been changed since it was initially fixed in January 2004. The base salary paid to WSI's named executive officers, other than the President and Chief Executive Officer was negotiated between each executive and the Chief Executive Officer at the time of hire or appointment to the executive position, and subsequently approved by the Compensation Committee. The amount of base salary is based upon a subjective assessment by the Compensation Committee, with recommendations from the President and Chief Executive Officer for WSI's named executive officers, other than himself, of the executive's value to WSI in the position to which they are appointed, their knowledge of WSI's business and of the industry generally, their level of experience and past accomplishments and the level of responsibility to be assumed by them. The amount of annual base salary fixed at the time of hire or appointment of each of WSI's named executive officers is set out in their employment agreements.

        WSI's executive officers are eligible to receive two types of cash bonuses for 2009:

  •
  annual cash bonus awards pursuant to WSI's short term incentive plan as a percentage of base salary. The award of annual cash bonuses pursuant to WSI's short term incentive plan is based, 80% on the level of achieving or exceeding in the fiscal year, budgeted earnings before interest and taxes ("Adjusted EBIT") and 20% on achieving personal goals and Sarbanes Oxley compliance and is at the discretion of the employee's immediate supervisor. Adjusted EBIT is a non-GAAP financial measure that is calculated by making similar adjustments to earnings before interest and taxes ("EBIT") as are required to calculate

    Adjusted EBITDA as defined under WSI's Credit Agreement for WSI's senior credit facilities. Budgeted Adjusted EBIT for fiscal 2009 was fixed in February as part of the budget process. Budgeted Adjusted EBIT is subject to adjustment by the Compensation Committee at the time the short term bonuses are awarded to reflect acquisitions, divestitures and other unusual items occurring between the time that budgeted Adjusted EBIT was fixed for the fiscal year and the time of award; and

  •
  discretionary cash bonuses to reward an executive officer for the achievement of one-time objectives in the relevant fiscal year, for example, success in raising capital or in acquiring and integrating a newly acquired business.

        The payment of cash bonus awards pursuant to WSI's short term incentive plan is intended to:

  •
  make the executive accountable for WSI's achievement of annual financial performance goals; and

  •
  reward the executive for superior performance in his or her role.

        Annual cash bonus awards form a significant portion of WSI's named executive officers annual compensation. In fiscal 2009, each of WSI's named executive officers, other than Wayne R. Bishop, had a target annual cash bonus of 100% of their base salary. Mr. Bishop's target annual cash bonus was 50% of his base salary. The target annual cash bonus for each of WSI's named executive officers, as a percentage of the executive's base salary is set out in their employment agreements. WSI believes that the percentages of salary available as annual cash bonuses pursuant to WSI's short term incentive plan are appropriate based upon each executive's position in WSI and their ability to impact WSI's financial and/or operational results regarding the achievement of budgeted EBIT and their level of responsibility relative to others in the company.

        The threshold to receive the portion of the bonus awarded based on WSI's financial performance in the 2009 fiscal year for all employees who participate in the plan, including WSI's named executive officers, is the achievement of 100% of budgeted Adjusted EBIT. If the threshold is achieved, the bonus entitlement is 40% of the target bonus. If 110% of budgeted Adjusted EBIT is achieved, the short term incentive plan entitlement is 80% of the target bonus amount, with proportional increases in the percentage payout to reflect the amount achieved over 100%. The Compensation Committee has the discretion to award an annual cash bonus that is greater or less than the target percentage of base salary based upon the achieved level of Adjusted EBIT.

        Performance reviews of all managerial employees, including WSI's named executive officers, are conducted in February or March of each year, at the same time that budgeted Adjusted EBIT for the current fiscal year is fixed. As part of this process, WSI's Chief Executive Officer reviews with the Compensation Committee his assessment of and recommendation for the annual incentive bonus for each of WSI's named executive officers, other than himself, based upon achievement by WSI of budgeted Adjusted EBIT in the immediately preceding fiscal year and the individual named executive's achievement of personal goals, as well as recommendations for discretionary bonus cash awards based upon the achievement of goals specific to each named executive officer's area of responsibility in the preceding year. The Compensation Committee may exercise its discretion in implementing or adjusting the Chief Executive Officer's recommendations. The Compensation Committee also assesses the Chief Executive Officer's performance for the prior year against achievement by WSI of budgeted Adjusted EBIT as well as subjective performance criteria of his achievements and achievements realized by WSI through the efforts of the Chief Executive Officer in the prior fiscal year in connection with the potential award of a discretionary cash bonus.

        Long term incentive awards are made to WSI's named executive officers, WSI's directors and other participating employees in accordance with the 2007 Plan. The goal of WSI's long term equity incentive awards is to permit WSI's named executive officers, WSI's directors and other employees who participate in the 2007 Plan to acquire or increase their equity stake in WSI through their efforts in achieving financial targets fixed by the Board and thereby align the interests of participants in the 2007 Plan with those of WSI's stockholders, as well as to encourage retention of WSI's executives because the vesting periods of equity awards, which are fixed by the Compensation Committee at the time of each award, extend over several years. The long term equity incentive awards also provide consideration for the enforcement of post-termination non-competition covenants which are required of all recipients of long term equity incentive awards, including WSI's named executive officers.

        The Compensation Committee has determined that restricted stock units (RSUs), the vesting of which is tied to the achievement of fixed financial performance goals over several fiscal years, are the most effective means of achieving the objectives of WSI's long term compensation plan for WSI's named executive officers, WSI's directors and other key managerial employees. The total number of RSUs granted to WSI's named executive officers and to WSI's directors in March of 2009 was 450,000 and 52,500, respectively, out of a total of 628,500 RSUs awarded to all participants in the 2007 Plan. The number of RSUs granted to WSI's named executive officers was made consistent with the recommendation in 2007 of Mercer, the compensation consultants retained by the Compensation Committee, as to the number of regular annual grants of RSUs.

        In accordance with their terms, the RSUs granted in March of 2009 will vest as to 33 1/3% of the grant on each of March 15, 2010, March 15, 2011 and March 15, 2012, subject to the continuous employment of the recipient of the grant or for WSI's directors continued service as a director and to the level of attainment of performance targets fixed by the Compensation Committee at the time of grant.

        The number of eligible RSUs that vest on any vesting date is based upon WSI's level of attainment of annual EBITDA targets, namely the EBITDA as shown in the budget for the applicable fiscal year as approved by the Board of Directors ("Annual Target EBITDA"). EBITDA is defined as earnings before interest, taxes, depreciation and amortization as determined by the Compensation Committee in its sole discretion. The number of eligible RSUs that vest on each annual vesting date is based on the applicable vesting percentage, determined by the Committee based on the extent to which the Annual Target EBITDA for the applicable fiscal year has been attained. The vesting percentages are as follows:

EBITDA Percentage	Vesting Percentage
70%	25%
80%	50%
90%	75%
100%	100%

        All holders of RSUs, including WSI's named executive officers, have the ability to catch up eligible units that did not vest in a year based on WSI's achievement of Annual Target EBITDA in subsequent fiscal years. If the EBITDA percentage for the aggregate of the first and second fiscal years after the grant date is greater than the EBITDA percentage in the first fiscal year after the grant date, the participant is deemed fully vested in the additional eligible RSUs that would have vested if that EBITDA percentage had been achieved in the prior year. If the EBITDA percentage for the aggregate of the three years that the RSUs are eligible to vest is greater than the EBITDA percentage for either or both of the first or second fiscal years after the grant date, then the participant is deemed fully vested in the additional eligible RSU's that would have vested if that level of EBITDA percentage had been achieved in either of the prior two fiscal years.

        Prior to vesting, RSUs may not be sold, transferred or voted. In the event of termination of employment or service as director due to death or disability prior to the applicable vesting date, unvested RSUs will continue to be eligible to vest as if the participant had remained as an employee or director until the next potential vesting date following the date of death or disability, at which time RSUs that are eligible to vest will vest based upon the achievement of Adjusted EBITDA on the vesting date and all unvested RSUs on that date will be forfeited. In addition, all unvested RSU's will vest immediately prior to a change of control. At vesting, one share of WSI common stock is issued for each vested RSU.

        The restricted stock unit agreements entered into with all recipients of RSUs grants, including WSI's named executive officers, prohibit the recipient of the grant from competing with WSI's business for a period of two years after termination of the holder's employment.

        The Compensation Committee has not adopted a policy for allocating between short term incentive awards and long-term equity awards.

        In addition to the three key components of their compensation packages, WSI's named executive officers receive certain perquisites and other personal benefits, such as car allowance, reimbursement of personal fuel costs and automobile maintenance expenses and club memberships which WSI believes enable the executive to better perform their roles and which were negotiated with each of WSI's named executive officers. WSI also provides Mr. Johnson and Mr. Hulligan with an enhanced medical, dental, life and accidental death and dismemberment plan which covers medical and dental expenses for them and their family members and provides life insurance and short term disability coverage, which WSI believes is required to make WSI's compensation program competitive with those of other public companies. Mr. Sutherland-Yoest, Mr. Cairns and Mr. Bishop are enrolled in the same health care and short and long term disability plans that are available to all of WSI's senior executive officers in WSI's Burlington, Ontario, Canada corporate office.

        Other than matching contributions made by WSI to its 401(k) plan for WSI's named executive officers (or equivalent deferred profit sharing plan for executives based in WSI's Canadian corporate office), to a maximum of 3.5% of their base salary, WSI does not provide any retirement benefits to its employees, including its named executive officers nor does WSI have any non-qualified deferred compensation plans. The maximum percentage of matching contributions to WSI's 401(k) plan, subject to certain limitations imposed by the Internal Revenue Service on contributions made by WSI's named executive officers, or the Canadian equivalent plan, is the same for WSI's named executive officers as it is for all of WSI's employees. Retirement would be treated as a resignation pursuant to the employment agreements with WSI's named executive officers.

        As an incentive to attract and retain talented executives and to permit WSI to require and enforce post-termination, non-competition and non-solicitation covenants, WSI's executive employment agreements provide for post-termination benefits where the named executive employee's employment is terminated either by WSI without cause or by the executive for good reason. The employment agreements with WSI's named executive officers also provide for post-termination benefits on death or total disability.

        WSI has also agreed to make lump sum change of control payments to WSI's named executive officers. For each of WSI's named executive officers, other than WSI's President and Chief Executive Officer, to receive change of control payments, there must be a change of control and the employment of the named executive officer must be terminated by WSI without cause or by the executive for good reason, within the time frames set out in the executive's employment agreement. For WSI's President and Chief Executive Officer, the change of control payments are triggered by the occurrence of the change of control alone. Also, pursuant to the 2007 Plan, RSUs vest immediately prior to a change of control. WSI believes that these change of control payments are required in order to incentivize and retain WSI's executive officers during the period prior to and after a change of control.

        Change of control and termination payments are described in detail in the section titled "Potential Payments upon Termination or Change of Control".

Summary Compensation Table

        The following table summarizes all compensation awarded to, earned by or paid to WSI's executive officers serving as such at the end of December 31, 2009, in each of the last three fiscal years ended December 31st. Because annual cash bonuses paid under WSI's short term incentive plan are paid based upon the achievement of performance goals fixed early in the applicable fiscal year, these bonuses are shown in the "Non-Equity Incentive Plan Compensation" column. Cash bonuses, awarded at the discretion of the Compensation Committee, are shown in the "Bonus" column:

Name and Principal Position	Year	Salary ($)		Bonus ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)		Total ($)
DAVID SUTHERLAND-YOEST	2009	$583,800	(2)	$186,816	$721,415	$396,984	(2)	$38,443	(3)	$1,927,458
Chief Executive Officer and	2008	625,400		173,059	751,664	322,081		40,264		1,912,468
President	2007	620,200		—	—	620,200		33,945		1,274,345
EDWIN D. JOHNSON	2009	400,000		—	181,800	272,000		43,941	(4)	897,741
Executive Vice-President, Chief	2008	400,000		80,000	180,400	206,000		33,559		899,959
Financial Officer and	2007	242,298		—	—	250,000		20,230		512,528
Chief Accounting Officer
IVAN R. CAIRNS	2009	385,308	(5)	123,299	227,250	262,009	(5)	44,197	(6)	1,042,063
Executive Vice-President and	2008	412,764		114,219	225,500	212,573		46,994		1,012,050
General Counsel	2007	409,332		—	—	409,332		32,633		851,297
WILLIAM P. HULLIGAN	2009	400,000		128,000	181,800	272,000		67,032	(7)	1,048,832
Executive Vice-President,	2008	400,000		80,000	180,400	206,000		49,222		915,622
U.S. Operations	2007	201,923		17,000	—	133,000		37,630		389,553
WAYNE R. BISHOP	2009	196,275	(8)	31,525	43,300	66,991		—		338,091
Senior Vice-President and	2008	—		—	—	—		—		—
Controller	2007	—		—	—	—		—		—

(1)
Does not reflect amounts actually received as compensation but represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 based on the probable outcome of the performance conditions measured as of the grant date, assuming achievement of the maximum performance criteria. For a discussion of the assumptions used in the valuation see Notes 3 and 14 to the Consolidated Financial Statements of WSI, which are included elsewhere in this proxy statement/prospectus. Amounts for 2008 have been restated for consistency in presentation.

(2)
Pursuant to his employment agreement dated October 26, 2005, Mr. Sutherland-Yoest's base salary is fixed at $500,000 U.S. dollars per annum. However, Mr. Sutherland-Yoest is paid in Canadian dollars. The amount of his Canadian dollar base salary was fixed at an exchange rate in effect at the time his employment agreement was entered into. All amounts paid to Mr. Sutherland-Yoest in Canadian dollars are converted for reporting purposes to U.S. dollars at the average exchange rate in the applicable fiscal year. As a result of fluctuations in the exchange rate between the Canadian and U.S. dollar, although Mr. Sutherland-Yoest's base salary was the same in each of the three fiscal years described above, the U.S. dollar equivalent fluctuates. Non-equity incentive plan compensation payments are calculated based upon Mr. Sutherland-Yoest's Canadian dollar salary and are paid in Canadian dollars and converted for reporting purposes to U.S. dollars at the average exchange rate in the applicable fiscal year.

(3)
Consists of car allowance and fuel and maintenance charges of C$25,724, club dues of C$7,200, other personal benefits of C$4,200, health care benefits and long term disability coverage of C$5,746 and premiums on life insurance for the benefit of Mr. Sutherland-Yoest of C$1,030. Canadian dollar amounts are converted to U.S. dollars for reporting purposes, at the average exchange rate in the fiscal year in which the amounts were paid.

(4)
Consists of car allowance of $14,400, matching contributions to WSI's 401(k) plan of $8,575 and health benefits and supplemental life and disability insurance premiums totaling $20,966.

(5)
Pursuant to his employment agreement dated January 5, 2004, Mr. Cairns' base salary is fixed at $330,000 U.S. dollars. However, Mr. Cairns is paid in Canadian dollars. The amount of his Canadian dollar base salary is determined at an exchange rate fixed at the time his base salary was determined. All amounts paid to Mr. Cairns in Canadian dollars are converted for reporting purposes to U.S. dollars at the average exchange rate in the applicable fiscal year. As a result of fluctuations in the exchange rate between the Canadian and U.S. dollar, although Mr. Cairns' base salary was the same in each of the three fiscal years described above, the U.S. dollar equivalent fluctuates. Non-equity incentive plan compensation payments are calculated based upon Mr. Cairns' Canadian dollar salary and are paid in Canadian dollars and converted for reporting purposes to U.S. dollars at the average exchange rate in the applicable fiscal year.

(6)
Consists of car allowance and fuel and maintenance charges of C$25,811, club dues of C$3,688, matching contributions to the Canadian equivalent of WSI's 401(k) plan of C$10,750, health care benefits and long term disability coverage of C$8,165, and premiums on life insurance for the benefit of Mr. Cairns of C$2,057. Canadian dollar amounts are converted to U.S. dollars for reporting purposes at the average exchange rate in the fiscal year in which the amounts were paid.

(7)
Consists of car allowance of $14,400, matching contributions to WSI's 401(k) plan of $8,575, club dues of $14,568 and health benefit and supplemental life and disability insurance premiums of $29,489.

(8)
Pursuant to his employment agreement, Mr. Bishop's base salary is fixed and paid in Canadian dollars and his bonus is fixed as a percentage of his Canadian dollar base salary. Amounts paid to Mr. Bishop in Canadian dollars are converted for reporting purposes to U.S. dollars at the average exchange rate in fiscal 2009.

Grants of Plan-Based Awards

        The following table provides information about annual cash bonuses which WSI's executive officers were eligible to receive for fiscal 2009 (paid in 2010), pursuant to WSI's short term incentive plan. The actual amounts of cash bonuses paid to WSI's executive officers pursuant to WSI's short term incentive plan based on achievement of performance goals in fiscal 2009 are shown in the Summary Compensation Table. The following table also provides information about restricted stock units that are eligible to vest in and for fiscal 2009 based upon WSI's financial performance in the year:

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards
				Estimated Possible Payouts Under Equity Incentive Plan Awards
							Grant Date Fair Value of Stock and Option Awards ($)(7)
Name	Grant Date(1)	Threshold ($)(2)	Target ($)(3)	Threshold # of Units(4)	Target # of Units(5)	Maximum # of Units(6)
David Sutherland-Yoest		C$266,667	C$666,667
	March 15, 2009			18,750	75,000	75,000	324,750
	February 8, 2008			20,833	83,333	104,166	396,665
Edwin D. Johnson		160,000	400,000
	March 15, 2009			5,000	20,000	20,000	86,600
	February 8, 2008			5,000	20,000	25,000	95,200
Ivan R. Cairns		C$176,000	C$440,000
	March 15, 2009			6,250	25,000	25,000	108,250
	February 8, 2008			6,250	25,000	31,250	119,000
William P. Hulligan		160,000	400,000
	March 15, 2009			5,000	20,000	20,000	86,600
	February 8, 2008			5,000	20,000	25,000	95,200
Wayne R. Bishop		C$45,000	C$112,500
	March 15, 2009			2,500	10,000	10,000	43,300

(1)
The grant date for equity incentive plan awards is the date the awards were approved by the Compensation Committee.

(2)
Represents the bonus amounts payable under WSI's annual short term incentive plan if 100% of budgeted Adjusted EBIT is achieved, which is the minimum level that must be achieved for an annual cash bonus to be paid. For Mr. Sutherland-Yoest, Mr. Cairns and Mr. Bishop, the threshold is calculated based upon the Canadian dollar salary paid to each of them for the year.

(3)
Represents 100% of base salary for each of WSI's named executive officers, other than Mr. Bishop, whose target is 50% of his base salary. For Mr. Sutherland-Yoest, Mr. Cairns and Mr. Bishop, the target is calculated based upon their Canadian dollar salary paid in the year. There is no maximum amount that may be paid to WSI's executive officers as an annual cash bonus. The Compensation Committee has the discretion to award an amount greater or less than the target fixed in the employment agreement of each of WSI's named executive officers.

(4)
Represents the number of restricted stock units that will vest if 70% of Annual Target EBITDA is achieved, the minimum level of achievement for restricted stock units to vest.

(5)
Represents 100% of the restricted stock units eligible to vest assuming 100% of Annual Target EBITDA is achieved.

(6)
Includes restricted stock units that did not vest based on performance in fiscal 2008 but which were eligible to catch up in 2009 if the EBITDA percentage for the aggregate of fiscal 2008 and 2009 was 100% of Annual Target EBITDA for 2008 and 2009.

(7)
Represents the grant date fair value of the restricted stock units calculated in accordance with FASB ASC Topic 718, assuming that 100% of budgeted Adjusted EBITDA is achieved in fiscal 2009. Based on this assumption, no units eligible to catch up would vest in 2010 and therefore no value is ascribed to these units.

        For fiscal 2009, the Compensation Committee fixed Adjusted EBIT for purposes of WSI's short term incentive plan at $58.0 million. Subsequently in determining entitlement to short term incentive plan payments to WSI's named executive officers, the Compensation Committee increased Adjusted EBIT by approximately $0.8 million to account for acquisitions made in fiscal 2009. The Compensation Committee did not exercise its discretion to award more than the target amount based on the level of WSI's achievement of Adjusted EBIT in awarding short term incentive bonuses to WSI's named executive officers for fiscal 2009.

        WSI's level of achievement of budgeted Adjusted EBIT was 102% of the target, resulting in bonus eligibility of 48% (60% of the 80% eligible to be awarded based on the achievement of budgeted Adjusted EBIT) for all of WSI's named executive officers.

        Each of WSI's named executive officers has entered into an employment agreement with WSI which sets out his starting base salary, his target annual cash bonus pursuant to WSI's short term incentive plan as a percentage of his base salary, and the benefits and post termination payments to which the executive is entitled.

        Pursuant to his employment agreement dated October 26, 2005, Mr. Sutherland-Yoest's base salary is fixed at $500,000 per year. Although Mr. Sutherland-Yoest's salary is fixed in U.S. dollars, he is paid in Canadian dollars, based on an exchange rate fixed at the time his base salary was determined. Similarly, Mr. Sutherland-Yoest's target annual cash bonus pursuant to WSI's short term incentive plan, which is 100% of his base salary, is calculated as a percentage of his Canadian dollar salary and is paid in Canadian dollars. For financial statement reporting purposes, Canadian dollar amounts paid to Mr. Sutherland-Yoest are converted to U.S. dollars at the average exchange rate in effect for the fiscal year. Although Mr. Sutherland-Yoest's base salary has remained unchanged for the past three years, fluctuations in the exchange rate between the Canadian and the U.S. dollar account for the fluctuations in his base salary as reported in the Summary Compensation Table.

        Based on WSI's achievement of budgeted Adjusted EBIT as described above as well as 100% achievement of personal goals Mr. Sutherland-Yoest's short term incentive plan bonus award was C$453,334. In addition the Compensation Committee awarded Mr. Sutherland-Yoest a one-time, discretionary cash bonus of C$213,333, based upon his role in the negotiation of the merger agreement with IESI-BFC.

        In fiscal 2008, Mr. Sutherland-Yoest received an annual cash bonus of C$343,334 pursuant to WSI's short term incentive plan, based upon WSI's achievement of 90.3% of WSI's target Adjusted EBITDA for the year, as well as a discretionary cash bonus of C$184,478, based upon Mr. Sutherland-Yoest's role in the successful refinancing of WSI's Senior Secured Credit Facilities in October 2008 and in the divestiture of WSI's operations in Jacksonville, Florida and several smaller acquisitions.

        In fiscal 2007, Mr. Sutherland-Yoest's cash bonus award pursuant to WSI's short term incentive plan was C$666,667, being 100% of his target.

        Mr. Johnson's employment agreement dated as of March 12, 2007, provides for an annual base salary of $300,000. Effective January 1, 2008, the Compensation Committee, on the recommendation of the President and Chief Executive Officer, increased Mr. Johnson's base salary to $400,000 to reflect Mr. Sutherland-Yoest's assessment of superior performance by Mr. Johnson in his role as WSI's Executive Vice-President and Chief Financial Officer. Pursuant to his employment agreement, Mr. Johnson's target annual cash bonus is 100% of his base salary. Mr. Johnson's short term incentive plan payment in fiscal 2009 was $272,000, based on WSI's achievement of budgeted Adjusted EBIT as described above.

        In fiscal 2008, Mr. Johnson received an annual cash bonus of $206,000 pursuant to WSI's short term incentive plan and a discretionary cash bonus of $80,000 based upon his role in the successful completion of the refinancing of WSI's Senior Secured Credit Facilities in October 2008.

        As Mr. Johnson commenced his employment with WSI in March, 2007, he received a pro rata share of his annual base salary for fiscal 2007. His annual cash bonus for fiscal 2007 was based upon his pro rated salary.

        Pursuant to his employment agreement dated as of August 23, 2007, Mr. Hulligan's annual base salary was fixed at $300,000 and his target annual cash bonus is 100% of his base salary. Effective January 1, 2008, the Compensation Committee, on the recommendation of WSI's President and Chief Executive Officer, increased Mr. Hulligan's base salary to $400,000 to reflect Mr. Sutherland-Yoest's assessment of Mr. Hulligan's superior performance in his role of Executive Vice-President, U.S. Operations. Mr. Hulligan's cash bonus in fiscal 2009 under WSI's short term incentive plan was $272,000, based on WSI's achievement of budgeted Adjusted EBIT as described above and 100% achievement of Mr. Hulligan's personal goals. In addition, the Compensation Committee awarded Mr. Hulligan a discretionary cash bonus of $128,000 based on his role in the acquisition and integration of operations in Miami-Dade.

        In fiscal 2008, Mr. Hulligan's cash bonus pursuant to WSI's short term incentive plan was $206,000. Mr. Hulligan was also awarded a discretionary cash bonus of $80,000, based upon his role in the completion of the Jacksonville, Florida divestiture and certain smaller acquisitions in the year.

        For fiscal 2007, Mr. Hulligan received base salary totaling $201,923, and a total annual cash bonus of $133,000 pursuant to WSI's short term incentive plan. In fiscal 2007, the Compensation Committee also awarded Mr. Hulligan a discretionary bonus of $17,000 as a result of Mr. Hulligan's role in securing a permit expansion for WSI's JED Landfill.

        Mr. Cairns' employment agreement dated January 5, 2004, provides for a base salary of $330,000 per year and sets his annual target cash bonus at 100% of his base salary. Mr. Cairns' base salary is paid in Canadian dollars, at an exchange rate fixed at the time his base salary was determined and his annual cash bonus is determined based upon the amount of his Canadian dollar base salary. For reporting purposes, all amounts paid to Mr. Cairns in Canadian dollars are converted at the average exchange rate applicable for the fiscal year. Although Mr. Cairns' base salary has remained unchanged for the past three years, fluctuations in the exchange rate between the Canadian and the U.S. dollar account for the fluctuations in his base salary as reported in the Summary Compensation Table. For fiscal 2009, Mr. Cairns received an annual incentive plan cash bonus of C$299,200, based on WSI's achievement of budgeted Adjusted EBIT as described above and 100% achievement of Mr. Cairns' personal goals. The Compensation Committee also awarded Mr. Cairns a discretionary cash bonus of C$140,800, for his role in negotiating the merger agreement with IESI-BFC.

        In fiscal 2008, Mr. Cairns received an annual cash bonus pursuant to WSI's short term incentive plan of C$226,600, being 51.5% of his target, as well as a discretionary cash bonus of C$121,756 based upon Mr. Cairns role in completing the October 2008 refinancing of WSI's Senior Secured Credit Facilities. Mr. Cairns annual cash bonus in fiscal 2007, pursuant to WSI's short term incentive plan was C$440,000, being 100% of his target.

        Mr. Bishop's annual base salary is fixed in his employment agreement as C$225,000, and his target bonus is 50% of his base salary. His bonus award for fiscal 2009 pursuant to WSI's short term incentive plan was C$76,500, based on WSI's achievement of budgeted Adjusted EBIT as described above and 100% achievement of Mr. Bishop's personal goals. In addition, the Compensation Committee awarded Mr. Bishop a discretionary bonus of C$36,000 based on his role in the acquisition of operations in Miami-Dade and the proposed merger with IESI-BFI. Salary and bonus amounts paid to Mr. Bishop in Canadian dollars are reported in the Summary Compensation Table in U.S. dollars and converted from Canadian to U.S. dollars at the average exchange rate for the applicable fiscal year.

        On March 15, 2009, the Compensation Committee granted a total of 450,000 restricted stock units to WSI's named executive officers as follows:

Name	Number of RSU's Granted
David Sutherland-Yoest	225,000
Edwin D. Johnson	60,000
Ivan R. Cairns	75,000
William P. Hulligan	60,000
Wayne R. Bishop	30,000

        These RSUs will vest up to one third (1/3) on each of March 15, 2010, March 15, 2011 and March 15, 2012 based upon WSI's level of achieving the annual target EBITDA in the prior fiscal year and subject to catch up as described below.

        The Compensation Committee determined that EBITDA for fiscal 2009 for purposes of the vesting of RSUs was $105.4 million, greater than 100% of the Annual Target EBITDA. As a result, on March 15, 2010 all of the eligible RSUs awarded in March 2009 and in February 2008 (other than units granted in February 2008 that did not vest in March 2009) will vest in WSI's named executive officers as follows assuming continued employment through that date:

Name	Vested RSU's	Remaining Eligible RSU's from 2008 Grant
David Sutherland-Yoest	158,333	20,833
Edwin D. Johnson	40,000	5,000
Ivan R. Cairns	50,000	6,250
William P. Hulligan	40,000	5,000
Wayne R. Bishop	10,000	—

        No catch up of the remaining eligible RSUs from the February 2008 grant was achieved for fiscal 2009 as the EBITDA percentage for the aggregate of the 2008 and 2009 fiscal years was not 100% or more. These units remain eligible to catch up based on WSI's performances in 2010; if the EBITDA percentage for the aggregate of the 2008, 2009 and 2010 fiscal years is 100% or more, the remaining RSUs from the 2008 grant will vest in accordance with the aggregate EBITDA percentage achieved in fiscal 2008, 2009 and 2010.

Outstanding Equity Awards at Fiscal Year-End

        The following table sets forth certain information regarding equity-based awards held by each of WSI's executive officers as of December 31, 2009:

Stock Awards

Name	Equity Incentive Plan Awards: Number of Unearned Shares, Units or other Rights that have not vested		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have not vested(3)
David Sutherland-Yoest	187,500 225,000	(1) (2)	$1,518,336 2,049,750
Edwin D. Johnson	45,000 60,000	(1) (2)	364,400 546,600
Ivan R. Cairns	56,250 75,000	(1) (2)	455,500 683,250
William P. Hulligan	45,000 60,000	(1) (2)	364,400 546,600
Wayne R. Bishop	30,000	(2)	273,300

(1)
Represents restricted stock units awarded in fiscal 2008 that are eligible to vest on March 15, 2010 and March 15, 2011. If the EBITDA percentage for the aggregate of the 2008, 2009 and 2010 fiscal years is greater than 100%, the remaining RSUs that did not vest on March 15, 2009 (the "Catch up Units") will vest in accordance with the aggregate EBITDA percentage achieved in fiscal 2008, 2009 and 2010.

(2)
Represents restricted stock units awarded in fiscal 2009 that are eligible to vest on March 15, 2010, March 15, 2011 and March 15, 2012 (as to 33 1/3% on each date).

(3)
Based on the closing market price of WSI common stock on December 31, 2009 of $9.11 per share, assuming achievement of 100% of Annual Target EBITDA in fiscal 2009 and subsequent fiscal years. Based on these assumptions, the Catch up Units would not vest and therefore have no value.

Option Exercises and Stock Vested

        None of WSI's named executive officers hold any options as of December 31, 2009 and no options were exercised by any of WSI's named executive officers during fiscal 2009. The following table summarizes restricted stock units that were vested as of December 31, 2009:

Stock Vested

Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
David Sutherland-Yoest	62,500	$270,625
Edwin D. Johnson	15,000	64,950
Ivan R. Cairns	18,750	81,188
William P. Hulligan	15,000	64,950
Wayne R. Bishop	—	—

(1)
Based on the closing market price on the vesting date of $4.33 per share.

Pension Benefits

        Other than matching contributions made by WSI to its 401(k) plan (or equivalent deferred profit sharing plan for WSI's Canadian employees) for WSI's named executive officers, to a maximum of 3.5% of their base salary, subject to limitations imposed by the Internal Revenue Code or the Income Tax Act of Canada, WSI does not provide any retirement or pension benefits to WSI's named executive officers. Matching contributions made to WSI's 401(k) plan (or Canadian equivalent) vest after two years of continuous service with WSI. Employees must generally be employed for a fixed period of time before being eligible to participate in WSI's 401(k) plan or Canadian equivalent.

Non-Qualified Deferred Compensation Plans

        WSI does not have any non-qualified deferred compensation plans for any of its employees, including its named executive officers.

Potential Payments Upon Termination or Change of Control

        Pursuant to employment agreements that WSI has entered into with each of its named executive officers, WSI has agreed to make post-termination payments of salary and bonus and to make payments to WSI's third party health care insurance provider for continuing health care benefits, on the executive officer's death or total disability, as well as on termination by WSI without cause, or by the executive officer for "good reason". Under the employment agreements, "for cause" dismissal is narrowly defined to include only those instances where the executive officer has committed a serious breach of the terms of his employment agreement. In addition, "for cause" dismissal of any of WSI's named executive officers must be approved by a 2/3rds vote of the Board and the executive must be given an opportunity to address the Board regarding the cause allegations made against him. Good Reason is defined in the employment agreements as:

  •
  a change in the executive's title or responsibilities that represents a material diminution of the executive's position, status or authority;

  •
  a reduction in the executive's base salary;

  •
  WSI's material failure to provide the required benefit programs to the executive and his family;

  •
  a failure to pay the executive a material amount of the compensation due to him; and

  •
  failure to require a successor to assume the employment agreement with the executive.

        In addition, Mr. Cairns employment agreement provides that good reason includes a change of his principal place of employment to a location outside of the Burlington/Oakville/Hamilton area.

        Total disability, as defined in the employment agreements of WSI's named executive officers, means the executive is unable to discharge his responsibilities under his employment agreement for a period of 180 continuous days or a total of 180 days in any calendar year.

        Pursuant to their employment agreements, each of WSI's named executive officers is bound by confidentiality and non-solicitation covenants as well as covenants not to compete or be employed by any competing business in any of the business areas or territories in which WSI then conducts its business or with any development opportunity being pursued by WSI during the applicable non-compete period. The length of these non-compete and non-solicitation periods is summarized in the table below:

Termination by Reason of
Name	Without Cause or for Good Reason	Death or Disability	Change of Control	For Cause or Without Good Reason
David Sutherland-Yoest Edwin D. Johnson Ivan R. Cairns William P. Hulligan	2 years	None	None where change of control occurred within 2 years preceding termination	1 year
Period from termination to effective date of change of control where change of control occurs within 1 year following termination
Wayne R. Bishop	1 year	None	None where change of control occurred within 2 years preceding termination	1 year
Period from termination to effective date of change of control where change of control occurs within 1 year following termination

        If the Board in good faith determines that any of WSI's named executive officers have breached the non-solicitation or non-competition covenants set out in their employment agreements, then WSI is entitled to suspend or terminate all remaining payments and benefits which would otherwise be payable to the executive, in addition to any other rights it may have against the executive. Each executive officer has also agreed to injunctive relief against him and to pay WSI's costs in enforcing the covenants, if WSI prevails on the merits of a claim for breach of the executive's confidentiality, non-solicitation or non-competition covenants.

        WSI has also agreed to make lump sum change of control payments to WSI's named executive officers, if there is a change of control and the executive's employment is terminated by WSI without cause or by the executive for good reason within 2 years following the change of control, or where a change of control occurs within 1 year after termination without cause by WSI or termination for good reason by the named executive. Pursuant to Mr. Sutherland-Yoest's employment agreement, payment of these lump sum amounts is also triggered if Mr. Sutherland-Yoest resigns for any reason where a change of control has occurred within 6 months preceding his resignation.

        Where post-termination payments made to any of WSI's executive officers result in excise tax to the executive under Section 4999 of the Internal Revenue Code, WSI is obligated to gross-up the payment to the executive to make them whole for the tax payment.

        WSI's employment agreements with its named executive officers do not provide for payments triggered by retirement from employment. As a result, retirement would be treated as a voluntary resignation.

        Mr. Sutherland-Yoest was issued warrants to purchase 333,333 shares of common stock as a term of the commencement of his employment in September 2001, 166,667 of which were subsequently transferred to his wife and daughter. The warrants have an exercise price of $8.10 per share, have all vested and will expire in September 2011. In the event of a change of control, or if Mr. Sutherland-Yoest's employment is terminated by reason of death, disability or by WSI without cause, the warrants continue to be exercisable as if Mr. Sutherland-Yoest had remained an employee, through their expiration date. If Mr. Sutherland-Yoest's employment is terminated by his voluntary resignation or by WSI for cause, all vested warrants may be exercised within 180 days of the date of such termination.

        In addition to the provisions of the employment agreements with WSI's named executive officers, pursuant to the 2007 Plan, all option rights, stock appreciation rights, restricted stock and restricted stock units outstanding at the time of a change of control, whether or not vested at that time, will vest in full immediately prior to the occurrence of a change of control, as defined under the 2007 Plan. The definition of a change of control includes:

  •
  the sale or lease of all or substantially all of WSI's assets to a third party;

  •
  a merger or consolidation with a third party where WSI is not the surviving entity and 50% or more of the shareholders following the merger are not the same as prior to the merger;

  •
  the acquisition of more than 50% of WSI's stock by a third party;

  •
  a change of a majority of WSI's directors from those in place prior to the adoption of the 2007 Plan; and

  •
  WSI's voluntary or involuntary dissolution.

        The following table sets forth the potential post-employment payments that would be made to WSI's executive officers assuming their employment was terminated effective December 31, 2009 based on their respective salaries and annual incentive compensation payments made for fiscal 2009.

Termination by Reason of
Name	Without Cause or for Good Reason(1)	Death or Disability(2)	Change of Control	For Cause or Voluntary Resignation
David Sutherland-Yoest	Unpaid base salary through date of termination, accrued, unpaid vacation time, earned annual cash bonus;	Unpaid base salary through date of termination, accrued, unpaid vacation time, earned annual cash bonus;	Unpaid base salary through date of termination, accrued, unpaid vacation time, earned annual cash bonus;	Unpaid base salary through date of termination, accrued, unpaid vacation time.
	Base salary for 3 years; 3 × average annual bonus over 36 months. Medical, dental and vision coverage continuance for 3 years or until secure substantially equivalent employer-provided coverage.	Base salary for 3 years; 3 × average annual bonus over 36 months. Medical, dental and vision coverage continuance for 3 years or until secure substantially equivalent employer-provided coverage.

Vesting of unvested restricted stock units. Lump sum payment of 3 × base salary and 3 × average annual bonus. Medical, dental and vision coverage continuance for 3 years or until eligible for employer-provided benefits, whether or not comparable.

Exercise of warrants to purchase 166,666 shares of common stock
	$3,402,422(3)	$4,844,836(4)	$8,675,238(5)	$168,333(6)
Edwin D. Johnson	Unpaid base salary through date of termination, accrued, unpaid vacation time, earned annual cash bonus;	Unpaid base salary through date of termination, accrued, unpaid vacation time, earned annual cash bonus;	Unpaid base salary through date of termination, accrued, unpaid vacation time, earned annual cash bonus;	Unpaid base salary through date of termination, accrued, unpaid vacation time.

Termination by Reason of
Name	Without Cause or for Good Reason(1)	Death or Disability(2)	Change of Control	For Cause or Voluntary Resignation
	Base salary for 2 years; 2 × annual cash bonus over 24 months. Medical, dental and vision coverage continuance for 2 years or until eligible for substantially equivalent employer-provided coverage.	Base salary for 2 years; 2 × annual cash bonus over 24 months. Medical, dental and vision coverage continuance for 2 years or until eligible for substantially equivalent employer-provided coverage.

Vesting of unvested restricted stock units; Lump sum payment of 2 × base salary and 2 × average annual bonus. Medical, dental and vision coverage continuance for 2 years or until eligible for employer-provided benefits, whether or not comparable.

	$1,392,710(7)	$1,757,110(8)	$2,818,065(9)
Ivan R. Cairns	Unpaid base salary through date of termination, accrued, unpaid vacation time, earned annual cash bonus;	Unpaid base salary through date of termination, accrued, unpaid vacation time, earned annual cash bonus;	Unpaid base salary through date of termination, accrued, unpaid vacation time, earned annual cash bonus;	Unpaid base salary through date of termination, accrued, unpaid vacation time.
Base salary for 2 years; 2 × average annual bonus over 24 months. Medical, dental and vision coverage continuance for 2 years or until eligible for substantially equivalent employer-provided coverage.

Base salary for 3 years; 3 × average annual bonus over 36 months. Medical, dental and vision coverage continuance for 3 years or until eligible for substantially equivalent employer- provided coverage.

Vesting of unvested restricted stock units; Lump sum payment of 3 × base salary, and 3 × average annual bonus. Medical, dental and vision coverage continuance for 3 years or until eligible for employer-provided benefits, whether or not comparable.

	$1,472,004(10)	$2,703,632(11)	$3,443,820(12)
William P. Hulligan	Unpaid base salary through date of termination, accrued, unpaid vacation time, earned annual cash bonus;	Unpaid base salary through date of termination, accrued, unpaid vacation time, earned annual cash bonus;	Unpaid base salary through date of termination, accrued, unpaid vacation time, earned annual cash bonus;	Unpaid base salary through date of termination, accrued, unpaid vacation time.
	Base salary for 2 years; 2 × annual cash bonus over 24 months. Medical, dental and vision coverage continuance for 2 years or until eligible for substantially equivalent employer-provided coverage.	Base salary for 2 years; 2 × annual cash bonus over 24 months. Medical, dental and vision coverage continuance for 2 years or until eligible for substantially equivalent employer-provided coverage.

Vesting of unvested restricted stock units. Lump sum payment of 2 × base salary and 2 × average annual bonus. Medical, dental and vision coverage continuance for 2 years or until eligible for employer-provided benefits, whether or not comparable.

	$1,537,392(13)	$1,901,792(14)	$3,100,246(15)
Wayne R. Bishop	Unpaid base salary through date of termination, accrued, unpaid vacation time, earned annual cash bonus;	Unpaid base salary through date of termination, accrued, unpaid vacation time, earned annual cash bonus;	Unpaid base salary through date of termination, accrued, unpaid vacation time, earned annual cash bonus;	Unpaid base salary through date of termination, accrued, unpaid vacation time.

Termination by Reason of
Name	Without Cause or for Good Reason(1)	Death or Disability(2)	Change of Control	For Cause or Voluntary Resignation
	Base salary for 1 year; 1 × annual cash bonus over 12 months. Medical, dental and vision coverage continuance for 1 year or until eligible for substantially equivalent employer-provided coverage.	Base salary for 1 year; 1 × annual cash bonus over 12 months. Medical, dental and vision coverage continuance for 1 year or until eligible for substantially equivalent employer-provided coverage.

Vesting of unvested restricted stock units. Lump sum payment of 1 × base salary and 1 × average annual bonus. Medical, dental and vision coverage continuance for 1 year or until eligible for employer-provided benefits, whether or not comparable.

	$298,773(16)	$389,873(17)	$572,073(18)

(1)
On termination other than for death or disability or change of control, all unvested restricted stock units are forfeited.

(2)
On termination due to death, disability or retirement effective December 31, 2009, all eligible unvested restricted stock units would remain outstanding until March 15, 2010 and would vest at that time based upon the level of achievement of Annual Target EBITDA in fiscal 2009. All unvested restricted stock units would be automatically forfeited at that time.

(3)
Consists of C$2,000,000 in base salary, C$1,861,146 in average bonus incentives, C$24,228 for continued health care benefits converted to U.S. dollars at the average exchange rate in fiscal 2009. Although the payments of salary and bonus would be payable in equal installments over 3 years, these amounts have not been present valued.

(4)
Consists of C$2,000,000 in base salary, C$1,861,146 in average bonus incentives, C$24,228 for continued health care benefits converted to U.S. dollars at the average exchange rate in fiscal 2009 and $1,442,414 on the vesting of 158,333 restricted stock units. Although the payments of salary and bonus would be payable in equal installments over 3 years, these amounts have not been present valued.

(5)
In addition to the amounts described in Footnote 3 for salary, bonus and benefits, includes, $3,757,875 for the vesting of 412,500 restricted stock units at $9.11 per share, the closing price of WSI common shares on December 31, 2009 and tax gross up of $1,514,941.

(6)
Represents the difference between the closing price of WSI's stock on December 31, 2009 of $9.11 and the warrant exercise price of $8.10 per share.

(7)
Consists of $800,000 in base salary, $558,000 in average bonus incentives and $34,710 for continued health care benefits. Although the payments of salary and bonus would be payable in equal installments over 2 years, these amounts have not been present valued.

(8)
Consists of $800,000 in base salary, $558,000 in average bonus incentives, $34,710 for continued health care benefits and $364,400 on the vesting of 40,000 restricted stock units. Although the payments of salary and bonus would be payable in equal installments over 2 years, these amounts have not been present valued.

(9)
In addition to the amounts described in Footnote 7 for salary, bonus and benefits, includes $956,550 for the vesting of 105,000 restricted stock units at $9.11 per share, the closing price of WSI common stock on December 31, 2009, and tax gross up of $468,805.

(10)
Consists of C$880,000 in base salary and C$788,355 in average bonus incentives and C$12,590 for continued health care benefits, converted to U.S. dollars at the average exchange rate in fiscal 2009. Although the payments of salary and bonus would be payable in equal installments over 2 years, these amounts have not been present valued.

(11)
Consists of C$1,320,000 in base salary and C$1,228,355 in average bonus incentives, C$18,885 for continued health care benefits, converted to U.S. dollars at the average exchange rate in fiscal 2009 and $455,500 on the vesting of 50,000 restricted stock units. Although the payments of salary and bonus would be payable in equal installments over 3 years, these amounts have not been present valued.

(12)
In addition to the amounts described in Footnote 11 for salary, bonus and benefits, includes $1,195,688 for the vesting of 131,250 restricted stock units at $9.11 per share, the closing price of WSI common stock on December 31, 2009.

(13)
Consists of $800,000 in base salary, $686,000 in average bonus incentives and $51,392 for continued health care benefits. Although the payments of salary and bonus would be payable in equal installments over 2 years, these amounts have not been present valued.

(14)
Consists of $800,000 in base salary, $686,000 in average bonus incentives and $51,392 for continued health care benefits and $364,400 on the vesting of 40,000 restricted stock units. Although the payments of salary and bonus would be payable in equal installments over 2 years, these amounts have not been present valued.

(15)
In addition to the amounts described in Footnote 13 for salary, bonus and benefits, includes $956,550 for the vesting of 105,000 restricted stock units at $9.11 per share, the closing price of WSI common stock on December 31, 2009, and tax gross up of $606,304.

(16)
Consists of C$225,000 in base salary, C$112,500 in average bonus incentives and C$3,682 for continued health care benefits, converted to U.S. dollars at the average exchange rate in fiscal 2009.

(17)
Consists of C$225,000 in base salary, C$112,500 in average bonus incentives and C$3,682 for continued health care benefits, converted to U.S. dollars at the average exchange rate in fiscal 2009 and $91,100 on the vesting of 10,000 restricted stock units.

(18)
In addition to the amounts described in Footnote 16 for salary, bonus and benefits, includes $273,300 on the vesting of 30,000 restricted stock units at $9.11 per share, the closing price of WSI common stock on December 31, 2009.

Directors' Compensation

        WSI's non-employee directors receive cash compensation for serving on the Board based upon their role on the committees of the Board to which they are appointed and the number of meetings they attend, either in person or by telephone. WSI's non-employee directors are also eligible to receive equity awards pursuant to the 2007 Plan.

        The following table summarizes all compensation paid to the members of the Board for their services on the Board in the fiscal year ended December 31, 2009:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)		Total ($)
Michael B. Lazar	$33,500	$22,725		$56,225
George E. Matelich	40,500	22,725		63,225
Jack E. Short	55,500	22,725		78,225
Gary W. DeGroote	23,000	15,150		38,150
Lucien Rémillard	20,500	15,150		35,650
Michael H. DeGroote	24,000	15,150		39,150
Wallace L. Timmeny	49,500	15,150		64,650
Michael J. Verrochi	45,500	15,150		60,650
Charles E. McCarthy	9,500	—	(2)	9,500

(1)
Does not represent amounts actually paid to WSI's directors. Represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 based on the probable outcome of the performance conditions measured as of the grant date, assuming achievement of the maximum performance criteria fixed for fiscal 2009. For a discussion of the assumptions used in the valuation see Notes 3 and 14 to the Consolidated Financial Statements of WSI, which are included elsewhere in this proxy statement/prospectus.

(2)
All restricted stock unit awards made to Mr. McCarthy were forfeited when Mr. McCarthy was not re-elected to the Board in June 2009.

Cash Compensation

        Each non-employee director receives an annual retainer of $15,000 and $1,500 or $500 per meeting for participation in person or by telephone respectively. In addition, $20,000 is paid to the Chair of the Audit Committee and $5,000 is paid to the Chair of each of the Compensation Committee and the Governance Committee. Each member of the Audit Committee receives $15,000 as an additional retainer. WSI also reimburses its non-employee directors for their travel, accommodation, meals and related expenses incurred in attending Board meetings. David Sutherland-Yoest, the only employee director, does not receive any additional compensation for his service on the Board.

Equity Compensation

        Non-employee directors are eligible to receive grants of options, stock appreciation rights, restricted stock, restricted stock units, performance compensation awards and other stock bonus awards pursuant to the 2007 Plan, at the discretion of the Compensation Committee.

        On March 15, 2009, based on WSI's achievement of in excess of 90% of WSI's 2008 annual target EBITDA, 1,875 of the 2,500 restricted stock units that were eligible to vest for Messers. Lazar, Matelich and Short vested and 1,250 of the 1,666 restricted stock units that were eligible to vest for Messers. Gary W. DeGroote, Timmeny, Verrochi, and Rémillard vested. The directors are eligible to catch up all or part of the remaining eligible RSUs granted in fiscal 2008 (the "Catch Up Units"). No catch up was achieved for fiscal 2009 as the EBITDA percentage for the aggregate of the 2008 and 2009 fiscal years was not 100% or more. If the EBITDA percentage for the aggregate of the 2008, 2009 and 2010 fiscal years is 100% or more, the remaining RSUs that did not vest from the February 2008 grant will vest on March 15, 2011 in accordance with the aggregate EBITDA percentage achieved in fiscal 2008, 2009 and 2010.

        Consistent with grants of restricted stock units made in the prior year, in February of 2009, the Compensation Committee awarded a total of 52,500 restricted stock units to WSI's non-employee directors; 7,500 to the Chairman of each of WSI's Compensation, Governance and Audit Committees and 5,000 to each other non-employee members of the Board. The restricted stock units granted in February 2009 are eligible to vest as to 33 1/3% each year over a 3 year period on March 15, 2010, March 15, 2011 and March 15, 2012 based upon WSI's achievement of target EBITDA in the year that the units are eligible to vest. Based on the achievement of 100% of Annual Target EBITDA for fiscal 2009, 2,500 restricted stock units awarded to each of Messers. Lazar, Matelich and Short in each of February 2008 and March 2009 and 1,666 restricted stock units awarded to each of the other directors in each of February 2008 and March 2009 will vest on March 15, 2010.

        Restricted stock units awarded to WSI's directors have the same attributes as those awarded to WSI's named executive directors as described in the section titled "Compensation Discussion and Analysis" of this proxy statement/prospectus.

Governance Committee

        WSI has a separately designated standing Governance Committee. The current members of WSI's Governance Committee are George E. Matelich (Chair), Jack E. Short and Wallace L. Timmeny, each of whom is independent according to the independence standards established by the National Association of Securities Dealers listing standards. The Governance Committee is responsible for assisting the Board in identifying qualified individuals to serve as board members and for recommending the director nominees for election at each annual meeting of the stockholders. The Governance Committee considers the independence, age, skills, experience and availability of service to WSI by prospective members of the Board. The Governance Committee also leads the annual performance self-evaluation of the Board and its Committees and monitors compliance with WSI's Code of Business Conduct and Ethics.

Board of Directors Role in Risk Oversight

        WSI's Board of Directors and Committees regularly receive reports from members of senior management on areas of material risk to WSI. The Governance Committee receives reports on health and safety and environmental compliance programs. The Audit Committee receives reports on operational, financial, legal and regulatory risks and, as set forth in its charter, reviews WSI's policies with respect to risk assessment and risk management. The Chairman of each Committee reports to the full Board of Directors at its next meeting on these discussions. This facilitates the Board's coordination of its risk oversight role.

Management of Compensation Risk

        WSI's Compensation Committee has discussed the impact its compensation policies and practices for all of WSI's employees may have on WSI's management of risk and has concluded that WSI's programs do not encourage excessive risk taking. The Committee considered that the policies have been designed and consistently and effectively applied over a substantial period of time. There is a balance of fixed and variable compensation with both cash and equity components. Strong internal controls are in place. Employees are also required to adhere to the Code of Business Conduct and Ethics.

 SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF WSI AND RELATED STOCKHOLDER MATTERS

        The following table sets forth information regarding the beneficial ownership of WSI common stock as of May 5, 2010, by each person or entity that is known to WSI to be the beneficial owner of more than 5% of WSI common stock. As of that date, there were a total of 47,382,148 common shares issued and outstanding.

Shares Beneficially Owned

Name of Beneficial Owner(1)	Number of Common Shares	Percentage of Total Issued Common Shares
Westbury (Bermuda) Ltd.(2)	12,607,365	26.6%
Kelso & Company, L.P.(3)	3,407,935	7.2%

Notes:

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of May 5, 2010 count as outstanding for computing the percentage beneficially owned by the person holding these options or warrants.

(2)
The stockholder of Westbury (Bermuda) Ltd. is Westbury Trust. The trustees of Westbury Trust are Jim Watt, Gary W. DeGroote and Rick Burdick. The address for Westbury (Bermuda) Ltd. is Victoria Hall, 11 Victoria Street, P.O. Box HM 1065, Hamilton, Bermuda, HMEX.

(3)
Consists of 3,067,142 shares of common stock owned by Kelso Investment Associates VI, L.P. and 340,793 shares of common stock owned by KEP VI, LLC. Kelso Investment Associates VI, L.P. and KEP VI, LLC are affiliates of Kelso & Company, L.P. The address of Kelso & Company, L.P. is 320 Park Avenue, 24th Floor, New York, NY 10022.

        Information regarding share ownership as of May 5, 2010 of WSI's directors and executive officers is set forth below:

Name	Outstanding Shares(1)	% of Shares(2)
David Sutherland-Yoest(3)	1,544,158	3.2%
Lucien Rémillard(4)	1,193,814	2.5%
Gary W. DeGroote(5)	762,915	1.6%
George E. Matelich(6)	260,107	*
Michael J. Verrochi	208,161	*
William P. Hulligan	185,000	*
Edwin D. Johnson	70,000	*
Ivan R. Cairns	69,583	*
Wallace L. Timmeny	14,548	*
Michael H. DeGroote	9,999	*
Michael B. Lazar	11,729	*
Jack E. Short	11,208	*
Wayne R. Bishop	10,000	*

All executive officers and directors as a group (13 persons)	4,351,222	9.1%

Notes:

*
Less than one (1%) percent.

(1)
In general, a person who has voting power or investment power with respect to securities is treated as a beneficial owner of those securities. Shares of common stock subject to options or warrants currently exercisable or exercisable within 60 days of May 5, 2010 count as outstanding for computing the percentage beneficially owned by the person holding these options or warrants.

(2)
Percentages based upon 47,382,148 shares of common stock outstanding as of May 5, 2010.

(3)
Consists of 649,832 shares of common stock owned by D.S.Y. Investments Ltd., of which Mr. Sutherland-Yoest is the sole director and stockholder, as well as 472,661 shares of common stock owned by Mr. Sutherland-Yoest personally, 166,666 shares of common stock issuable upon the exercise of currently exercisable warrants to purchase common shares held by Mr. Sutherland-Yoest and 171,666 shares of common stock and 83,333 shares of common stock issuable upon exercise of currently exercisable warrants owned by Mr. Sutherland-Yoest's wife which Mr. Sutherland-Yoest may be deemed to beneficially own. Mr. Sutherland-Yoest disclaims beneficial ownership with respect to the shares and warrants to purchase shares owned by his wife.

(4)
Consists of 500,000 shares of common stock owned by Maybach Holdings Corporation Inc., 492,832 shares of common stock owned by The Victoria Bank (Barbados) Incorporated and 200,982 common shares owned by Mr. Rémillard personally. Mr. Rémillard is the controlling stockholder of Maybach Corporation and is indirectly the controlling stockholder of The Victoria Bank (Barbados) Incorporated, and is deemed to beneficially own the common and exchangeable shares owned by each such entity. Mr. Rémillard disclaims beneficial ownership of the common and exchangeable shares owned by The Victoria Bank (Barbados) Incorporated and Maybach Corporation.

(5)
Consists of 758,333 shares of common stock owned by GWD Management Inc. and 4,582 shares of common stock owned personally by Mr. DeGroote. Mr. DeGroote is the controlling stockholder and director of GWD Management Inc.

(6)
Consists of 259,807 shares of common stock owned by Mr. Matelich and 300 shares of common stock owned by Mr. Matelich's children. All of the shares of common stock owned by Mr. Matelich personally are pledged to Smith Barney (a division of Citigroup Global Markets, Inc.). Mr. Matelich disclaims beneficial ownership of the shares owned by his children. Mr. Matelich is a Managing Director of Kelso & Company, L.P. Affiliates of Kelso & Company, L.P. own 3,407,935 shares of WSI common stock. Mr. Matelich disclaims beneficial ownership of the shares owned by affiliates of Kelso & Company, L.P.

 CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

WSI

        WSI does not currently have any written policies or procedures in place for the review, approval or ratification of transactions with related persons that are reportable under paragraph (a) of Item 404 of Regulation S-K. The Governance Committee has a procedure requiring the review by it of all non-ordinary course transactions between WSI or any subsidiary and any of WSI's executive officers or directors or any other "related person".

        The Audit Committee has designated the Governance Committee as responsible to review all transactions with persons who fall within the definition of "related persons".

        Other than those listed in this section, WSI has not entered into any material transactions during the period beginning on January 1, 2008 through the date of the proxy statement/prospectus in which anyone who currently holds a position as a director or officer, or held more than 5% of WSI's common stock, or any member of the immediate family of any such person or stockholder, has or had any interest.

        In March, 2005, in connection with the exercise of WSI's right to put $7.5 million of WSI's common shares to Michael G. DeGroote, WSI's non-executive Chairman of the Board and the father of Gary W. DeGroote and Michael H. DeGroote, pursuant to a Standby Purchase Agreement entered into with Michael G. DeGroote in October 2004, Michael G. DeGroote received warrants to purchase 88,028 shares of WSI's common stock at an exercise price of $8.52 per share. These warrants were exercised during the three months ended March 31, 2010. At the time of the transaction, Gary W. DeGroote was a member of WSI's Compensation Committee.

        Stanley A. Sutherland, the father-in-law of David Sutherland-Yoest, WSI's President and Chief Executive Officer, was employed by WSI until his retirement in October 2008 as Executive Vice President and Chief Operating Officer, Western Canada, and received C$0.4 million and C$0.6 million in employment compensation for the years ended December 31, 2008 and December 31, 2007, respectively. This compensation is consistent with compensation paid to other executives in similar positions. As part of his retirement agreement, Mr. Sutherland received C$0.2 million pro rated bonus for 2008 and C$0.3 million for 2009 and will receive C$0.3 million for 2010 and C$0.1 million each year until death.

        WSI leases office premises in an office tower in Burlington, Ontario owned by Westbury International (1991) Corporation, a property development company controlled by Michael H. DeGroote, one of WSI's directors, the son of Michael G. DeGroote, WSI's Chairman and brother of Gary W. DeGroote, one of WSI's directors. The leased premises consist of approximately 9,255 square feet. The term of the lease is 10 1/2 years commencing in 2004, with a right to extend for a further five years. Rent expense recognized under the terms of this lease was C$0.3 million for each year ended December 31, 2009, 2008 and 2007.

        In connection with negotiations between David Sutherland-Yoest, WSI's President and Chief Executive Officer and Lucien Rémillard, a director, with respect to WSI's potential acquisition of the RCI Companies, a solid waste collection and disposal operation owned by Mr. Rémillard in Quebec, Canada, on November 22, 2002, WSI entered into a seven year put or pay Disposal Agreement ("Disposal Agreement") with the RCI Companies, and Intersan, a subsidiary of Waste Management, Inc. ("Waste Management"). WSI's obligations to Intersan were secured by a letter of credit for C$4.0 million. The Disposal Agreement expired on November 22, 2009. Prior to its expiration on November 16, 2009, Waste Management demanded that the letter of credit be replaced with a letter of credit in the amount of C$7.5 million or that all outstanding balances on RCI's disposal account, or approximately C$6.6 million, be paid in full. WSI took the position with Waste Management that there was no default entitling them to draw on the letter of credit. However, on November 18, 2009, Waste Management drew down the sum of C$4.0 million on the letter of credit. Waste Management had repaid all but C$1.7 million of the amount drawn on the letter of credit as of December 31, 2009, which balance was subsequently paid in the first quarter of 2010. The annual cost to WSI of maintaining the letter of credit was approximately $0.1 million. WSI does not expect to incur any future costs for this agreement since the agreement expired and WSI has no further obligations.

IESI-BFC

        IESI-BFC has written policies and procedures in place for the review, approval or ratification of certain types of transactions with related persons, as well as control mechanisms in place to identify and scrutinize any related party transactions.

        The board of directors has determined that all of IESI-BFC's directors, except for Keith A. Carrigan and Charles F. Flood, meet the standard of independence as defined in National Instrument 52-110, as amended from time to time.

        During 2009, at each meeting of IESI-BFC's board of directors, the independent directors held a separate meeting at which non-independent directors and members of management did not attend.

        IESI-BFC has not entered into any material transactions during the period beginning on January 1, 2009 through the date of the proxy statement/prospectus in which anyone who currently holds a position as a director or officer, or held more than 5% of IESI-BFC's common shares, or any member of the immediate family of any such person or stockholder, has or had any interest.

        In connection with the Conversion in October 2008, IESI-BFC issued Special Shares to IESI. The Special Shares enable the holder to vote on all matters at any meeting of the holders of Shares of IESI-BFC and the Special Shares, on the basis of one vote for each Share for which the Participating Preferred Shares are exchangeable, other than with respect to the election of directors, see "Information About IESI-BFC — Second Amended and Restated Securityholders' Agreement" beginning on page 100.

 INDEBTEDNESS

Description of U.S. Debt Financing

Overview

        In connection with the merger, IESI and certain of its direct and indirect subsidiaries, including WSI (which together are referred to in this section as the "Borrowers"), are expected to enter into amended and restated credit facilities with Bank of America, N.A. ("Bank of America") as administrative agent and a syndicate of financial institutions as lenders. IESI has entered into a commitment arrangement with Bank of America on a best efforts basis. The final terms of the new U.S. senior secured facilities could change prior to the closing of the merger. These senior secured credit facilities are expected to be comprised of a term loan of up to $400 million and a revolving credit facility for the remaining amount of the commitment up to an aggregate principal amount of $950 million. Subject to certain conditions, the Borrowers may increase the aggregate principal amount allocated to the revolving facility to a new term loan or to increase the existing term loan, in either case, by an amount of up to $200 million.

        The revolving facility will mature four years from the closing date of the merger. The term loan facility will mature six years from the closing date of the merger. The term loan will be subject to principal amortization of 1% per year, payable quarterly in arrears, with the remaining aggregate amount to be payable in full on the term loan maturity date.

        The proceeds of these senior secured credit facilities will be used to redeem WSI's 9 1/2% senior subordinated notes, to repay the U.S. loans under WSI's senior credit facilities and for general corporate purposes.

Interest Rate

        Borrowings under the senior secured credit facilities will bear interest at a rate equal to the applicable margin, plus: (a) LIBOR or (b) the base rate, which will be defined as the highest of (1) the Bank of America prime rate, (2) the daily floating LIBOR rate, as determined by the Bank of America for such day, plus 1.00% and (3) the federal funds rate plus 0.50%.

Prepayments and Redemptions

        Subject to certain exceptions, the senior secured credit facilities will require the Borrowers to prepay outstanding loans:

  •
  with 100% of the net cash proceeds from certain asset sales that are in excess of $20 million per year in the aggregate;

  •
  with 100% of the net cash proceeds of issuances of new indebtedness;

  •
  with 50% of the net cash proceeds from the issuance of new equity that is in excess of $150 million in the aggregate; and

  •
  for each fiscal year period, with 25% of excess operating cash flow of the Borrowers on a consolidated basis.

Guarantees; Security

        All obligations under the senior secured credit facilities will be jointly and severally guaranteed by IESI-BFC Holdings Inc. and IESI-BFC, and will be secured by all the assets of the Borrowers (excluding real estate and vehicles) as well as a pledge of the common stock of IESI.

Covenants and Events of Default

        The senior secured credit facilities will contain covenants that, among other covenants and subject to certain exceptions, contain:

  •
  limitations on indebtedness;

  •
  limitations on liens;

  •
  limitations on acquisitions;

  •
  limitations on asset sales and other dispositions;

  •
  limitations on distributions, dividends and stock repurchases/redemptions;

  •
  limitations on mergers;

  •
  limitations on sale leasebacks; and

  •
  limitations on amendments to certain equity and organizational documents.

        In addition, the senior secured credit facilities will include a maximum leverage ratio and minimum interest coverage ratio.

        The senior secured credit facilities will also contain customary events of default, including relating to non-payment, breach of covenants, cross-default, bankruptcy and change of control.

Description of Canadian Debt Financing

Overview

        In connection with the merger and upon the amalgamation of BFI Canada Inc. and Waste Services (CA) Inc. (which amalgamated entity is referred to in this section as the "Borrower"), the Borrower is expected to enter into a C$525 million amended and restated revolving credit facility with Canadian Imperial Bank of Commerce as administrative agent and a syndicate of financial institutions as lenders.

        The revolving credit facility will mature four years from the closing date of the merger. Subject to certain conditions, the Borrower will be permitted to increase the aggregate principal amount of the revolving credit facility by up to C$125 million.

        The revolving credit facility will be used to repay the Canadian loans under WSI's Canadian senior credit facilities, to pay certain fees and expenses in connection with the merger, and for general corporate purposes.

Interest Rate

        Borrowings under the revolving credit facility will bear interest at a rate equal to the applicable margin, plus: (a) the Canadian prime rate, (b) the base rate, (c) the bankers' acceptance rate or (d) LIBOR.

Prepayments and Redemptions

        Subject to certain exceptions, the revolving credit facility will require the Borrower to prepay outstanding loans:

  •
  with 100% of the net cash proceeds from certain asset sales that are in excess of C$25 million per year in the aggregate; and

  •
  with 100% of the net cash proceeds of issuances of new indebtedness.

Guarantees; Security

        All obligations under the revolving credit facility will be jointly and severally guaranteed by IESI-BFC Holdings Inc., IESI-BFC and certain subsidiaries of the Borrower. In addition, a non-borrower, indirect subsidiary of IESI will deliver a limited guarantee. The obligations will be secured by all the assets of the Borrower and its subsidiaries as well as a pledge of the preferred stock of the Borrower.

Covenants and Events of Default

        The revolving credit facility will contain covenants that, among other covenants and subject to certain exceptions, contain:

  •
  limitations on amalgamations, mergers and consolidations;

  •
  limitations on acquisitions;

  •
  limitations on investments, loans and advances;

  •
  limitations on indebtedness;

  •
  limitations on changes to capital structure or business;

  •
  limitations on liens;

  •
  limitations on dispositions; and

  •
  limitations on restricted payments.

        In addition, the revolving credit facility will include a maximum leverage ratio and minimum interest coverage ratio.

        The revolving credit facility will also contain customary events of default, including relating to non-payment, breach of covenants, cross-default, bankruptcy and change of control.

Treatment of Existing WSI Indebtedness

        IESI-BFC intends to use proceeds from the U.S. and Canadian facilities described above to repay WSI's senior credit facilities in full and redeem WSI's 9 1/2% senior subordinated notes in their entirety.

 DESCRIPTION OF IESI-BFC SHARE CAPITAL

        The following contains a summary of the material provisions of the IESI-BFC articles of amalgamation and by-laws as they relate to IESI-BFC's share capital, and certain other information regarding IESI-BFC's share capital.

IESI-BFC Share Capital

        IESI-BFC's articles of amalgamation authorize the issuance of an unlimited number of IESI-BFC common shares, of which 82,382,757 shares were outstanding as of March 31, 2010, an unlimited number of shares of IESI-BFC preferred shares, of which zero shares are issued and outstanding as of March 31, 2010, and an unlimited number of shares of IESI-BFC special shares, of which 11,048,624 shares are issued and outstanding as of March 31, 2010. All of IESI-BFC's shares have no par value and are fully paid.

        The changes in IESI-BFC's share capital since October 1, 2008 are described below. Prior to the conversion of the Fund to a corporation on October 1, 2008, the Fund had no share capital. See "Mezzanine equity" under note 19 of IESI-BFC's consolidated financial statements beginning on page F-127 for information regarding the Fund's mezzanine equity, including its trust units.

Date	Change	Capital	Number and Type of Shares (thousands of shares)	Reason
October 1, 2008	868,248	868,248	57,569 common shares and 11,137 special shares	In conjunction with the conversion of the Fund to a corporation, unitholders of the Fund received one common share of BFI Canada Ltd. (predecessor to IESI-BFC) for each Unit held and special shares were issued to IESI for cash consideration of ten Canadian dollars.
March 6, 2009	62,704	930,952	8,500 common shares	IESI-BFC issued common shares for C$9.50 per share in connection with a Canadian offering.
March 30, 2009	9,619	940,571	1,275 common shares	IESI-BFC issued common shares for C$9.50 per share upon the exercise of the underwriters' over-allotment option in connection with the Canadian offering described immediately above.
June 10, 2009	141,619	1,082,190	14,950 common shares	IESI-BFC issued 13,000,000 common shares for $10.00 per share in connection with a U.S. public offering, and an additional 1,950,000 common shares for the same price upon the exercise of the underwriters' over-allotment option.
October 2009	760	1,082,950	43 common shares and cancellation of 43 special shares	IESI-BFC issued common shares on exchange of 42,511 PPS equivalents for C$20.00 per share. For each PPS exchanged, one hundred special shares were cancelled.

        The table below shows the statement of share capital for 2009 and the three months ended March 31, 2010.

Issued Share Capital	Common Shares	Special Shares	Preferred Shares
As of December 31, 2008	57,568,637	11,137,744	0
Changes during 2009	24,767,511	(42,511)	0

As of December 31, 2009	82,336,148	11,095,233	0
Changes during the three months ended March 31, 2010	46,609	(46,609)	0

As of March 31, 2010	82,382,757	11,048,624	0

        For details of the options granted to IESI-BFC's senior executives, see "Directors and Management of IESI-BFC — Executive Compensation — Incentive Plan Awards" on page 196.

IESI-BFC Common Shares

        Voting.    Holders of IESI-BFC common shares are entitled to one vote for each common share held at all meetings of stockholders, other than meetings at which only the holders of another class of shares are entitled to vote separately as a class.

        Size of Board of Directors.    IESI-BFC's articles of amalgamation provide that the number of directors must not be less than 3 nor more than 10 as may be determined by special resolution or, if the directors are empowered by special resolution to determine the number, by the directors. A "special resolution" is a resolution passed by not less than two-thirds of the votes cast by stockholders who voted in respect of a resolution or signed by all the stockholders entitled to vote on the resolution. See "Comparison of Stockholder Rights — Number and Election of Directors — IESI-BFC" on page 278.

        Liquidation Rights.    Upon the liquidation, dissolution or winding up of IESI-BFC, whether voluntary or involuntary, the holders of IESI-BFC common shares are entitled to share pro rata in any distribution of the property or assets of IESI-BFC and subject to the prior rights of holders of any outstanding preferred shares.

        Dividends.    IESI-BFC's by-laws provide that, after payment to the holders of IESI-BFC preferred shares, the holders of IESI-BFC common shares shall be entitled to receive any dividend declared by IESI-BFC's board of directors. See "Comparison of Stockholder Rights — Dividends and Other Distributions — IESI-BFC" on page 283.

        As of December 31, 2009, Computershare Trust Company ("Computershare") holds 1,119,939 common shares of IESI-BFC in trust on behalf of participants in the LTIP, recipients of restricted shares and directors of IESI-BFC. Of these shares, 549,696 common shares were held for IESI-BFC's directors and Canadian employees, including executives and 570,243 common shares were held for IESI-BFC's U.S. employees, including executives. Each director of IESI-BFC is required to own common shares of IESI-BFC having a purchase value equivalent to three times his or her annual retainer. See "Directors and Management of IESI-BFC — Compensation of Directors of IESI-BFC" on page 205 for more information regarding this requirement. With respect to the LTIP, employer-contributed funds are paid to a trust established for the purpose of holding common shares pursuant to the terms of the LTIP. Separate trusts exist for Canadian-resident and U.S.-resident employees, and the trusts purchase common shares in the market with the contributed funds and hold those common shares in trust for each participant in the LTIP. See "Directors and Management of IESI-BFC — Executive Compensation — Long Term Incentive Programs" beginning on page 192 for more information regarding the LTIP. Restricted shares are issued as an incentive for certain executive management and are purchased in the open market and are held in trust for the benefit of executive management. See "Restricted shares" under note 21 to IESI-BFC's consolidated financial statements on page F-132 for information regarding the restricted shares.

IESI-BFC Preferred Shares

        General.    The preferred shares may be issued at any time and from time to time in one or more series, and the board of directors of IESI-BFC may by resolution determine for any such series, its designation, number of shares and respective rights, privileges, restrictions and conditions.

        Priority.    The preferred shares rank prior to the IESI-BFC common shares and to any other shares of IESI-BFC ranking junior to the preferred shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of IESI-BFC. Each series of preferred shares ranks on a parity with every other series of preferred shares.

        Voting.    Except as required by the OBCA, the holders of IESI-BFC preferred shares are not entitled to receive notice of or to attend or to vote at any meeting of the stockholders of IESI-BFC.

        Amendment of Class Provisions.    Approval of by-law amendments to the provisions of the preferred shares as a class may be given in writing by the holders of all the outstanding preferred shares or by a resolution carried by an affirmative vote of at least two-thirds of the votes cast at a meeting at which the holders of a majority of the outstanding preferred shares are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the stockholders then present or represented by proxy may transact the business for which the meeting was originally called.

        Dividends.    Each series of preferred shares is entitled to receive a quarterly, non-cumulative preferential cash dividend, as and when declared by the IESI-BFC board of directors, payable on the last day of January, April, July and October in each year calculated quarterly at a specified rate. If, within 30 days after the expiration of any fiscal year of IESI-BFC, the board of directors has not declared the dividends or any part of the dividends on such series of preferred shares for such year, then the rights of the holders of such series of preferred shares to such dividend for such quarter shall be extinguished.

IESI-BFC Special Shares

        Voting.    IESI-BFC has issued special shares to IESI for the benefit of the holders of PPSs. The special shares enable the holder to vote on all matters at any meeting (including resolutions in writing) of the holders of common shares and the special shares, on the basis of one vote for each common share for which the PPSs are exchangeable, other than with respect to the election of directors and at meetings at which only the holders of another class of shares are entitled to vote separately as a class. The PPSs are exchangeable into common shares of IESI-BFC on a one for one hundred basis. There are currently 11,095 IESI-BFC common shares that would be issuable upon the exchange of the PPSs. So long as the holder of the special shares is entitled to designate at least one director of IESI-BFC as described herein, all votes attaching to the special shares and any common shares held by holders of the PPSs shall be deemed to be voted in favor of the directors nominated for election by the Governance and Nominating Committee, subject to certain conditions under the Second Amended and Restated Securityholders' Agreement and the agreement dated November 28, 2004 between the Fund, certain of its affiliates and IESI. In addition, under IESI-BFC's by-laws, the holders of IESI-BFC special shares are not entitled to vote separately as a class, and are not entitled to dissent, upon a proposal to amend the articles of incorporation of IESI-BFC to increase the maximum number of authorized shares of a class or series of a class having rights or privileges equal or superior to the special shares or create a new class or series of a class of shares equal or superior to the special shares.

        The Second Amended and Restated Securityholders' Agreement provides for a seven member board of directors of IESI-BFC. The number of members of the board may not be changed so long as the Retained Interest Holders own at least 10% of the then-outstanding common shares (calculated on a fully diluted basis), including common shares that may be acquired upon exercise of the IESI Exchange Rights. In connection with the merger agreement and the proposed acquisition of WSI, the required majority of the Retained Interest Holders has agreed to the establishment of a board of up to eight directors, with six directors to be elected by the holders of IESI-BFC's common shares and holders of the special shares, and two additional directors to be appointed following consummation of the WSI merger. For a more detailed discussion of the rights of holders of PPSs, see "Information about IESI-BFC — Second Amended and Restated Securityholders' Agreement" beginning on page 100.

        Dividends.    Holders of IESI-BFC special shares are not entitled to receive any dividends.

        Redemption Rights.    IESI-BFC may, from time to time, redeem the special shares where the holders of shares of PPSs have given notice that they wish to exchange some or all of their Participating Preferred Shares. The number of special shares that IESI-BFC redeems at any time will be equal to the number of IESI-BFC common shares issued pursuant to an exchange.

        Liquidation Rights.    Upon the liquidation, dissolution or winding up of IESI-BFC, whether voluntary or involuntary, the holders of IESI-BFC common shares are not entitled to share in any distribution of the property or assets of IESI-BFC.

        Subdivision or Consolidation.    None of the special shares will be subdivided, consolidated, reclassified or otherwise changed unless the common shares are subdivided, consolidated, reclassified or otherwise changed at the same time and in the same manner.

        Amendment.    The provisions attached to the special shares may be changed only with the approval of two-thirds of the votes cast at a meeting of the holders thereof.

Changes to IESI-BFC's Share Capital

        IESI-BFC's articles of amalgamation authorize the issuance of an unlimited number of common shares, an unlimited number of special shares and an unlimited number of preferred shares issuable in series. Before any preferred shares of a series are issued, IESI-BFC's board of directors must fix the number of preferred shares that will form such series and, subject to the limitations set out in the articles of amalgamation, must determine the designation, rights, privileges, restrictions and conditions to be attached to the preferred shares of such series, subject to filing of articles of amendment in accordance with the OBCA.

        Under the OBCA, a proposed amendment to change the number or type of shares of authorized capital requires the approval of the board of directors of IESI-BFC and the affirmative vote of 66 2/3% of the votes cast by all IESI-BFC shareholders entitled to vote on the matter. If an amendment would adversely affect the rights of any IESI-BFC shareholder of a particular class or series of shares, 66 2/3% of the votes cast by IESI-BFC shareholders of that class or series, voting as a class, must also vote to authorize the amendment.

        The board of directors of IESI-BFC is required to adopt resolutions to issue shares at any time, provided that such shares are issued upon receipt of consideration in accordance with the requirements of the OBCA. The issuance of additional shares within the authorized capital of IESI-BFC does not require approval by IESI-BFC's shareholders.

        In certain circumstances, a stock exchange on which IESI-BFC shares are listed may require shareholder approval of a proposed issuance of shares from treasury.

ARTICLES OF AMALGAMATION OF IESI-BFC

        A copy of IESI-BFC's articles of amalgamation dated May 27, 2009 has been filed as Exhibit 3.1 to its Form F-4, filed with the SEC on January 19, 2010. See "Comparison of Stockholder Rights" beginning on page 278 for a summary of IESI-BFC's articles of amalgamation and by-laws with respect to certain matters relating to the rights of shareholders of an Ontario corporation.

        There are no limitations in IESI-BFC's articles of amalgamation or by-laws or under Canadian federal or provincial laws on the right of non-residents of Canada or foreign owners to hold or vote IESI-BFC common shares, except for transactions involving or being deemed to involve an acquisition of control, which requires compliance with the Investment Canada Act.

 COMPARISON OF STOCKHOLDER RIGHTS

        The rights of holders of WSI common stock are governed principally by:

  •
  the laws of Delaware, particularly the DGCL;

  •
  WSI's certificate of incorporation; and

  •
  WSI's by-laws.

        As a result of the merger, holders of WSI common stock will receive IESI-BFC common shares. The rights and privileges of those shares will be governed principally by:

  •
  the laws of Ontario, particularly the OBCA;

  •
  IESI-BFC's articles of amalgamation ("articles"); and

  •
  IESI-BFC's by-laws.

        Although the rights and privileges of stockholders of a Delaware corporation and the rights and privileges of stockholders of an Ontario corporation are, in many instances, comparable, there are material differences. The following is a summary of the material differences among the rights of holders of WSI common stock as of the date of this document and the rights of holders of IESI-BFC common shares as of the date of this document. These differences arise principally from differences among the DGCL and the OBCA, and among WSI's certificate of incorporation and bylaws and IESI-BFC's articles and by-laws.

        While IESI-BFC and WSI believe that this summary describes the material differences among the rights of holders of WSI common stock as of the date of this document and the rights of holders of IESI-BFC common shares as of the date of this document, it may not contain all of the information that is important to you. We urge you to read the governing instruments of each company and the provisions of the DGCL and the OBCA, which are relevant to a full understanding of the governing instruments, fully and in their entirety.

	WSI	IESI-BFC

Authorized Capital Stock

WSI's certificate of incorporation authorizes the issuance of up to 166,666,666 shares of WSI common stock, $0.01 par value per share, of which 46,778,957 shares were outstanding as of March 31, 2010, and up to 5,000,000 shares of WSI preferred stock, $0.01 par value per share, of which no shares are issued and outstanding.

IESI-BFC's articles authorize the issuance of an unlimited number of IESI-BFC common shares, of which 82,382,757 shares are issued and outstanding as of March 31, 2010, an unlimited number of shares of IESI-BFC preferred shares, of which no shares are issued and outstanding as of March 31, 2010, and an unlimited number of special shares, of which 11,048,624 shares are issued and outstanding as of March 31, 2010.

Number and Election of Directors

Under WSI's by-laws, the election of directors is determined by a plurality vote, as the nominees receiving the highest number of votes cast by WSI stockholders will be elected to WSI's board of directors. WSI's by-laws also provide that the number of directors must not be less than three nor more than 12 as may be established by the board of directors by resolution. No reduction in the number of directors, however, may affect the terms of directors then in office. Directors are elected by the stockholders at the annual stockholders' meeting. Each director is elected for a term of three years and until his successor is duly elected and qualified.

Under the OBCA, the shareholders of a corporation elect directors by ordinary resolution at each annual meeting of shareholders at which such an election is required. IESI-BFC's articles provide that the number of directors must not be less than three nor more than 10 as may be determined by IESI-BFC's shareholders by special resolution, the directors have been empowered by special resolution to determine the number of directors within that range from time to time. A "special resolution" is a resolution passed by not less than two thirds of the votes cast by shareholders who voted in respect of a resolution or consented to in writing by all the shareholders entitled to vote on the resolution.

	WSI	IESI-BFC
Quorum of the Board of Directors; Action by the Board of Directors

Under the DGCL and WSI's by-laws, the presence of a majority of the directors then in office constitutes a quorum, and the vote of a majority of the directors present at any meeting at which a quorum is present constitutes the act of the board.

Under IESI-BFC's by-laws, the presence of two-fifths of the directors then in office constitute a quorum, and the vote of a majority of the directors present at any meeting at which a quorum is present constitutes the act of the board.

Filling Vacancies on the Board of Directors

Under WSI's by-laws, vacancies and newly created directorships may be filled by a majority vote of the directors then in office, even if the number of directors then in office is less than a quorum (subject to the rights, if any, of the holders of any series of preferred stock).

Under the OBCA, vacancies that exist on the board of directors may generally be filled by the board if the remaining directors constitute a quorum. In the absence of a quorum, the remaining directors shall call a meeting of shareholders to fill the vacancy.

Removal of Directors

WSI's by-laws provide that, any director of WSI may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least eighty percent (80%) of the voting power of WSI then issued and outstanding capital stock entitled to vote generally at an election of directors (subject to the rights, if any, of the holders of any series of preferred stock).

Under the OBCA, the shareholders of a corporation may, by resolution passed by a majority of the vote cast thereon at a meeting of shareholders, remove a director and may elect any qualified person to fill the resulting vacancy.

Transactions with Directors and Officers

The DGCL generally provides that no transaction between a corporation and one or more of its directors or officers, or between a corporation and any other corporation or other organization in which one or more of its directors or officers, are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the board or committee which authorizes the transaction, or solely because any such director's or officer's votes are counted for such purpose, if: (i) the material facts as to the director's or officer's interest and as to the transaction are known to the board of directors or the committee, and the board or committee in good faith authorizes the transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (ii) the material facts as to the director's or officer's interest and as to the transaction are disclosed or are known to the stockholders entitled to vote thereon, and the transaction is specifically approved in good faith by vote of the stockholders; or (iii) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified, by the board of directors, a committee or the stockholders.

The OBCA requires that a director or officer of a corporation who is (i) a party to a material contract or transaction or proposed material contract or transaction with the corporation, or (ii) a director or an officer of, or has a material interest in, any person who is a party to a material contract to or transaction or proposed material contract or transaction with the corporation shall disclose in writing to the corporation or request to have entered in the minutes of meetings of directors the nature and extent of his or her interest. An interested director is prohibited from voting on a resolution to approve the contract or transaction except in specific circumstances, such as a contract or transaction relating primarily to his or her remuneration, a contract or transaction for indemnification or liability insurance of the director, or a contract or transaction with an affiliate of the corporation. If a director or officer has disclosed his or her interest in accordance with the OBCA and the contract or transaction was reasonable and fair to the corporation at the time it was approved, the director or officer is not accountable to the corporation or its shareholders for any profit or gain realized from the contract or transaction and the contract or transaction is neither void nor voidable by reason only of the interest of the director or officer or that the director is present at or is counted to determine the presence of a quorum at the meeting of directors that authorized the contract or transaction. The OBCA further provides that even if a director or officer does not disclose his or her interest in accordance with the OBCA, or (in the case of a director) votes in respect of a resolution on a contract or transaction in which he or she is interested contrary to the OBCA, if the director or officer acted honestly and in good faith and the contract or transaction was reasonable and fair to the corporation at the time it was approved, the director or officer is not accountable to the corporation or to its shareholders for any profit or gain realized from the contract or transaction by reason only of his or her holding the office of the director or officer and the contract or transaction is not by reason only of the director's or officer's interest therein void or voidable, if the contract or transaction has been confirmed or approved by the shareholders by special resolution, on the basis of disclosure in reasonable detail of the nature and extent of the director's or officer's interest in the notice of meeting or management information circular.

	WSI	IESI-BFC
Exculpation of Liability

WSI's certificate of incorporation provides that, the liability of WSI's directors to WSI or its stockholders shall be eliminated to the fullest extent permitted by the DGCL as amended from time to time. In addition, WSI's certificate of incorporation provides that no director shall be liable to WSI or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director, except (i) for breach of the director's duty of loyalty to WSI or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

The OBCA does not permit the limitation of a director's liability as Delaware law does.
Director and Officer Indemnification

WSI's certificate of incorporation provides that WSI shall indemnify any person who was or is made or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding") by reason of the fact that the person is or was a director or officer of WSI or is or was serving at the request of WSI as a director or officer of another corporation or of a partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person if such person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of WSI, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was lawful.

IESI-BFC's by-laws provide that IESI-BFC will indemnify a current or former director or officer or a person who acts or acted at IESI-BFC's request as a director or officer of a body corporate of which IESI-BFC is or was a shareholder or creditor, and the heirs and legal representatives of such a person to the extent permitted by the OBCA.

	WSI	IESI-BFC
Annual Meeting of Stockholders	Under the DGCL and WSI's by-laws, the annual meeting of WSI stockholders is held on such date, at such time and at such place as may be designated by the board of directors.

Under the OBCA, the directors of a corporation are required to call an annual meeting of shareholders no later than fifteen months after holding the last preceding annual meeting. All shareholders at the record date are entitled to notice of the meeting and have the right to attend and vote at the meeting.

Special Meetings of Stockholders	Under WSI's bylaws, special meetings of the stockholders may be called by the board of directors pursuant to a resolution duly adopted by the board of directors.

Under the OBCA, the directors of a corporation may call a special meeting at any time. In addition, the holders of not less than five percent of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders. All shareholders at the record date are entitled to notice of the meeting and have the right to attend and vote at the meeting.

Quorum of Stockholders

Under WSI's bylaws, at each meeting of stockholders, a majority of the outstanding shares of stock entitled to vote on a matter at the meeting, represented in person or by proxy, shall constitute a quorum, except as otherwise provided by law.

Under IESI-BFC's bylaws, a quorum for the transaction of business at a meeting of shareholders shall be two persons present and each entitled to vote at the meeting.
Stockholder Nominations

For any matter to be properly brought before any annual meeting of stockholders, the matter must be (i) specified in the notice of annual meeting given by or at the direction of the board of directors, (ii) otherwise brought before the annual meeting by or at the direction of the board of directors or (iii) brought before the annual meeting by a stockholder that holds of record shares of the Corporation entitled to vote at the annual meeting on such matter.

Under the OBCA, a shareholder proposal may include nominations for the election of directors if the proposal is signed by one or more holders of shares representing in the aggregate not less than five per cent of the shares or five per cent of the shares of a class or series of shares of the corporation entitled to vote at the meeting to which the proposal is to be presented.

In addition to any other requirements under applicable law, WSI's certificate of incorporation and its by-laws, persons nominated by stockholders for election as Directors of the Corporation and any other proposals by stockholders shall be properly brought before an annual meeting of stockholders only if notice of any such matter to be presented by a stockholder at such meeting (a "Stockholder Notice") is delivered to the secretary not less than sixty (60) nor more than ninety (90) days prior to the anniversary date of the annual meeting for the preceding year

	WSI	IESI-BFC

Any stockholder desiring to nominate any person or persons (as the case may be) for election as a director at an annual meeting of stockholders is required to deliver, as part of such Stockholder Notice, a statement in writing setting forth the name of the person or persons to be nominated, the number and class of all shares of each class of stock of WSI owned of record and beneficially by each such person, as reported to such stockholder by such person, the information regarding each such person required by paragraphs (a), (e) and (f) of Item 401 of Regulation S-K adopted by the SEC, each such person's signed consent to serve as a director if elected, such stockholder's name and address, the number and class of all shares of each class of stock of WSI owned of record and beneficially by such stockholder.

Stockholder Proposals

Any stockholder who gives a Stockholder Notice of any matter (other than a nomination for Director) proposed to be brought before an annual meeting of stockholders is required to deliver, as part of such Stockholder Notice, the text of the proposal to be presented and a brief written statement of the reasons why such stockholder favors the proposal and setting forth such stockholder's name and address, the number and class of all shares of each class of stock of WSI owned of record and beneficially by such stockholder, any material interest of such stockholder in the matter proposed (other than as a stockholder).

Under the OBCA, a shareholder entitled to vote at a shareholders' meeting may submit a shareholder proposal relating to matters which the shareholder wishes to propose and discuss at a shareholders' meeting and, subject to such shareholder's compliance with the prescribed time periods and other requirements of the OBCA pertaining to shareholder proposals, the corporation is required to include such proposal in the management information circular pertaining to any meeting at which it solicits proxies, subject to certain exceptions. Notice of such a proposal must be provided to the corporation at least 60 days before the anniversary date of the last annual shareholders' meeting, or at least 60 days before any other meeting at which the matter is proposed to be raised.

Stockholder Action Without a Meeting	WSI's by-laws provide that the stockholders may not take any action without a duly called meeting of the stockholders.	Under the OBCA, a written resolution signed by all the shareholders of the corporation who would have been entitled to vote on the resolution at a meeting, is effective to approve the resolution.

IESI-BFC's by-laws provide that a meeting of shareholders may be held by telephone or electronic means and a shareholder who, through those means, votes at a meeting or establishes a communications link to a meeting will be deemed to be present at that meeting.

	WSI	IESI-BFC
Amendments of Governing Instruments

Amendment of Certificate of Incorporation.    Generally, under the DGCL, the affirmative vote of the holders of a majority of the outstanding stock entitled to vote is required to approve a proposed amendment to the certificate of incorporation, following the adoption of the amendment by the board of directors of the corporation, provided that the certificate of incorporation may provide for a greater vote.
Under WSI's certificate of incorporation, the affirmative vote of the holders of record of outstanding shares representing at least eight percent (80%) of the voting power of all of the shares of stock of WSI then entitled to vote generally in the election of directors, voting together as a single class, will be required to amend any provision of the certificate of incorporation unless such amendment of any provision inconsistent with certain sections of WSI's certificate of incorporation, unless such amendment of any inconsistent provision is declared advisable by the board of directors by the affirmative vote of at least seventy-five (75%) of the board of directors.
 Amendment of By-laws.    The by-laws may be altered, amended or repealed (i) (except as otherwise provided in any by-law adopted by the stockholders) by the board of directors without the vote of the stockholders or (ii) at any annual or special meeting of the stockholders by affirmative vote of at least eighty percent (80%) of the shares of stock entitled to vote generally in the election of directors.

Amendment of Articles.    Under the OBCA, amendments to the articles of incorporation generally require the approval of not less than two-thirds of the votes cast by shareholders entitled to vote on the resolution.
 Amendment of By-laws.    Under the OBCA, the directors may, by resolution, make, amend or repeal any by-laws that regulate the business or affairs of a corporation and they must submit the by-law, amendment or repeal to the shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the by-law, amendment or repeal.

Vote on Mergers, Consolidations and Sales of Assets

The DGCL provides that, unless otherwise provided in the certificate of incorporation or by-laws, the adoption of a merger agreement requires the approval of a majority of the outstanding stock of the corporation entitled to vote thereon.

Under the OBCA, the approval of at least two-thirds of votes cast by shareholders entitled to vote on the resolution is required for extraordinary corporate actions. Extraordinary corporate actions include: amalgamations; continuances; sales, leases or exchanges of all or substantially all of the property of a corporation; liquidations and dissolutions.

Dividends and Other Distributions

Under WSI's certificate of incorporation, holders of WSI common stock are entitled to receive ratably on a per share basis such dividends and other distributions in cash, stock or property, if any, as may be declared by WSI's board of directors from time to time out of legally available assets or funds, subject to any preferential dividend rights of outstanding preferred stock.

IESI-BFC's articles provide that, after payment to the holders of IESI-BFC preferred shares, the holders of IESI-BFC common shares shall be entitled to receive any dividend declared by IESI-BFC's board of directors.

	WSI	IESI-BFC
Appraisal and Dissent Rights

Under the DGCL, a stockholder of a Delaware corporation generally has the right to dissent from a merger or consolidation in which the Delaware corporation is participating or a sale of all or substantially all of the assets of the Delaware corporation, subject to specified procedural requirements. The DGCL does not confer appraisal rights, however, if the Delaware corporation's stock is either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders.

Under the OBCA each of the following matters listed will entitle shareholders to exercise rights of dissent and to be paid the fair value of their shares: (i) any amalgamation with another corporation (other than with certain affiliated corporations); (ii) an amendment to the corporation's articles to add, change or remove any provisions restricting the issue, transfer or ownership of that class of shares; (iii) an amendment to the corporation's articles to add, change or remove any restriction upon the business or businesses that the corporation may carry on; (iv) a continuance under the laws of another jurisdiction; (v) a sale, lease or exchange of all or substantially all the property of the corporation other than in the ordinary course of business; and (vi) where a court order permits a shareholder to dissent in connection with an application to the court for an order approving an arrangement.

However, a shareholder is not entitled to dissent if an amendment to the articles is effected by a court order approving a reorganization or by a court order made in connection with an action for an oppression remedy. The OBCA provides these dissent rights for both listed and unlisted shares.

Under the OBCA, a stockholder may, in addition to exercising dissent rights, seek an oppression remedy for any act or omission of a corporation which is oppressive or unfairly prejudicial to or that unfairly disregards a stockholder's interests.

Derivative Actions

Under the DGCL a stockholder may bring a derivative action in Delaware on behalf of, and for the benefit of, the corporation provided that, the stockholder must state in his or her complaint that he or she was a stockholder of the corporation at the time of the transaction that is the subject of the complaint, and the stockholder must first make demand on the corporation that it bring an action and the demand be refused, unless it is shown that the demand would have been futile.

Under the OBCA, a complainant may apply to the court for leave to bring an action in the name and on behalf of a corporation or any of its subsidiaries, or intervene in an action to which any such body corporate is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the body corporate. However, no action may be brought and no intervention in an action may be made unless the complainant has given fourteen days' notice to the directors of the corporation or its subsidiary of the complainant's intention to apply to the court and the court is satisfied that: the directors of the corporation or its subsidiary will not bring, diligently prosecute or defend or discontinue the action; the complainant is acting in good faith; and it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued.

	WSI	IESI-BFC
Anti-Takeover and Ownership Provisions

WSI is subject to Section 203 of the DGCL, which provides that WSI is prohibited from engaging in a business combination with an interested stockholder (a person or group of affiliates owning at least 15% of the voting power of WSI) for a period of three years after such interested stockholder became an interested stockholder unless (i) before the stockholder became an interested stockholder, WSI's board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least eighty-five percent (85%) of the voting stock of WSI's outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (a) by persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) at or subsequent to the time the stockholder became an interested stockholder the business combination is approved by the board of directors and authorized by the affirmative vote of at least sixty-six and two-thirds percent (66 2/3%) of the outstanding voting stock which is not owned by the interested stockholder at an annual or special meeting of the stockholders of WSI.

The OBCA does not contain a comparable provision to that found in the DGCL. However, certain Canadian securities regulatory authorities, including those of Ontario and Quebec in Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions ("MI 61-101"), address related party transactions. In a related party transaction, an issuer acquires or transfers an asset or treasury securities, or assumes or transfers a liability, from or to a related party in one or any combination of transactions. A related party is defined in MI 61-101 to include directors, senior officers and holders of at least 10% of the issuer's voting securities. MI 61-101 requires detailed disclosure in the proxy material sent to security holders in connection with a related party transaction. In addition, subject to certain exceptions, the policies require the proxy material to include a formal valuation of the subject matter of the related party transaction and any non-cash consideration and a summary of the valuation. MI 61-101 also requires that, subject to certain exceptions, the shareholders of the issuer, other than the related party and its affiliates, separately approve the transaction.

Stockholder Rights Plans	WSI does not currently have a stockholder rights plan.	IESI-BFC does not currently have a stockholder rights plan.

 UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

        The accompanying unaudited pro forma condensed combined financial statements ("financial statements") have been prepared by management of IESI-BFC. These financial statements have been prepared for inclusion in this proxy statement/prospectus in respect of the acquisition of WSI to reflect the combination of IESI-BFC and WSI as further described below.

        For purposes of presenting the unaudited pro forma condensed combined balance sheet, IESI-BFC has been identified as the acquirer and has applied the acquisition method of accounting. The identification of the acquirer requires various considerations including the relative size of the companies, the relative voting rights post closing, the size of minority voting interests and the composition of the governing body and senior management. Based on all considerations outlined above, the shareholders of IESI-BFC will hold the majority of all voting rights post closing and both the composition of the governing body and senior management post closing are most closely aligned with IESI-BFC.

        The financial statements have been prepared in accordance with U.S. GAAP. The accompanying unaudited pro forma condensed combined statements of operations give effect to the acquisition of WSI effective January 1, 2009. The unaudited pro forma condensed combined balance sheet has been prepared as if the transaction occurred on March 31, 2010.

        The financial statements have been prepared using the following information:

  •
  Consolidated financial statements of IESI-BFC for the year ended December 31, 2009.

  •
  Consolidated financial statements of IESI-BFC for the three months ended March 31, 2010.

  •
  Pro forma condensed consolidated statement of operations of WSI for the year ended December 31, 2009, which reflects the acquisition of Miami-Dade County Operations.

  •
  Consolidated financial statements of WSI for the three months ended March 31, 2010.

  •
  Various adjustments and assumptions considered necessary to reflect the acquisition.

        The financial statements should be read in conjunction with the historical consolidated financial statements of IESI-BFC and WSI, and the pro forma condensed consolidated statement of operations of WSI for the year ended December 31, 2009 and with the historical consolidated financial statements of IESI-BFC and WSI for the three months ended March 31, 2010.

        The financial statements may not be indicative of the financial position and results of operations that would have occurred if the transaction had been in effect on the dates presented herein or of the financial position or operating results which may be realized in the future.

        In preparing these financial statements, no adjustments were made to reflect the pro forma effects of acquisitions completed during the year ended December 31, 2009 or the three months ended March 31, 2010, as these acquisitions were not considered significant for the purposes of preparing these financial statements, except as included in the WSI pro forma condensed consolidated statement of operations for the year ended December 31, 2009 (see page 299), as described above. In addition, no adjustments were made to reflect operating synergies or selling, general and administration costs or savings that may be incurred or accrue to the combined company. The statement of operations does not reflect material non-recurring charges and the related tax effects which result directly from the transaction. However, these material non-recurring charges and related tax effects will be included in the actual statement of operations of IESI-BFC subsequent to the completion of the transaction.

        Furthermore, the anticipated exchange of outstanding PPSs for IESI-BFC common shares has not been reflected in these financial statements because the exchange would have no impact on basic or diluted pro forma combined net income per weighted average share.

        As of the date of this proxy statement/prospectus, discussions among IESI-BFC, WSI and the Commissioner are continuing. However, IESI-BFC and WSI expect to divest of certain assets in different markets that, in the aggregate, would represent no more than approximately $20 million of annualized revenue for the combined company. The parties have not yet concluded an agreement with the Commissioner. As of the date of this proxy statement/prospectus, these assets have not yet been definitively identified and both the specific assets to be disposed of and the extent of their financial impact (with regard to both revenues and expenses) on the combined company could differ from these expectations. Accordingly, these financial statements do not reflect the impact of disposals which may occur as a result of Canadian regulatory authority review.

        The financial statements have been prepared for illustrative purposes only and require management to make estimates and assumptions that affect the reported amount of pro forma assets and liabilities at the date of the balance sheet and the reported amounts of pro forma revenues and expenses during the reporting year or period. Actual results may differ materially from those estimates. Certain WSI consolidated financial statement amounts have been reclassified to conform to IESI-BFC's presentation.

        On November 11, 2009, IESI-BFC and WSI entered into an Agreement and Plan of Merger (the "Agreement"). The Agreement contemplates that all WSI common stock that is outstanding on the effective date of closing shall be cancelled and extinguished and automatically converted into the right to receive 0.5833 shares of IESI-BFC common shares, which represents 27,520 shares, and any cash payable in lieu of fractional shares. Total consideration is comprised of common shares $563,885, estimated cash consideration paid by IESI-BFC for fractional shares, $3,586, representing 175 shares, and the fair value of warrants and options assumed by IESI-BFC on closing, $5,515. The financial statements have been prepared applying the following significant assumptions:

  •
  Each WSI stock award that is a stock option to purchase shares of WSI common stock, whether vested or not then vested or exercisable, shall be assumed by IESI-BFC at an exchange ratio of 0.5833. Outstanding stock options at March 31, 2010 totalled 1,113, the equivalent of 649 IESI-BFC stock options.

  •
  Each outstanding and unexercised warrant to purchase shares of WSI common stock will be assumed by IESI-BFC at an exchange ratio of 0.5833. Outstanding and unexercised warrants at March 31, 2010 totalled 2,717, the equivalent of 1,585 IESI-BFC warrants.

  •
  Each WSI stock award that is a restricted stock shall fully vest prior to the closing of the transaction and will effectively share the same conversion rights as any WSI common stock outstanding on the effective date of closing. Restricted stock awards, including awards for which performance conditions had not been finalized as of March 31, 2010, net of forfeitures through March 31, 2010, totalled 700.

  •
  WSI's Senior Subordinated Notes (the "notes") contain a change of control provision. The change of control provision requires WSI to offer to repurchase all of the notes at 101.0% of the principal amount, together with accrued interest. Interest on the notes accrues annually at 9.5%, which is in excess of current market interest rates. Consequently, it is unlikely that the holders of the notes would accept the offer of repurchase and no adjustment has been made to the pro forma purchase price allocation resulting from this contractual obligation. Since these notes are not otherwise required to be extinguished by their terms, the extinguishment of the notes is not reflected in these financial statements. Accordingly, these financial statements do not reflect any change to interest expense incurred by WSI, or related tax effect, in respect of these notes.

  •
  IESI-BFC absorbs all other outstanding WSI indebtedness by way of capacity available to it through its Canadian and U.S. revolving credit facilities. Interest expense has been adjusted to reflect indebtedness borrowed on WSI credit facilities at rates of interest incurred by IESI-BFC in the year or period, net of the related tax effect. Interest rates have not been adjusted to reflect rates of interest currently contemplated in IESI-BFC's commitment arrangements with the Canadian Imperial Bank of Commerce, Toronto Dominion Securities, Bank of America Securities LLC and Bank of America N.A. which propose to amend IESI-BFC's Canadian and U.S. long-term debt facilities. IESI-BFC has not adjusted its or WSI's interest expense applying these rates of interest because these arrangements are not directly attributable to the transaction. In addition, these commitment arrangements are on a best efforts basis and may not materialize, IESI-BFC is not contractually obligated to complete the arrangements, and interest rates included in these arrangements are subject to further negotiation and could possibly change. However, had IESI-BFC adjusted its Canadian borrowings together with WSI's Canadian borrowings to reflect rates of interest included in the Canadian arrangement, IESI-BFC's Canadian borrowings would be subject to an additional 125 basis point increase. WSI's Canadian borrowings would be subject to the same 125 basis point increase which would reduce the interest expense benefit currently reflected in the unaudited pro forma condensed combined statements of operations. Had IESI-BFC adjusted its U.S. borrowings together with WSI's U.S. borrowings to reflect rates of interest included in the U.S. arrangement, IESI-BFC's U.S. borrowings would be subject to an additional 125 basis point increase. WSI's U.S. borrowings would be subject to the same 125 basis point increase which would reduce the interest expense benefit currently reflected in the unaudited pro forma condensed combined statements of operations. The resulting impact is not significant for the purpose of the unaudited pro forma condensed combined statements of operations.

  •
  Various WSI executive compensation agreements contain change of control provisions which are triggered on the closing of the transaction. Accordingly, the fair values of these obligations which total $12,398 have been accrued and are included in the pro forma purchase price allocation.

  •
  Estimated transaction and severance costs totalling $11,984 have been excluded from the pro forma purchase price allocation and the unaudited pro forma condensed combined statements of operations as they are non-recurring one-time charges. However, estimated transaction costs, which include advisory, legal and other transaction related costs totalling $4,965, have been accrued and charged to shareholders' equity net of the related tax effect and are included in the unaudited pro forma condensed combined balance sheet. The recognition of severance costs has been specifically excluded from the pro forma condensed combined balance sheet. While severance costs are not directly attributable to the transaction and nor do they represent a contractual obligation, they do reflect management's best estimate of amounts that will be incurred subsequent to the transaction's closing.

 UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AS AT MARCH 31, 2010

(In thousands of U.S. dollars and shares)

	Historical		Pro Forma
	IESI-BFC	WSI	Adjustments	Notes	Combined
ASSETS
Current assets	$147,969	$79,362	$(3,586)	3b.	$223,745
INTANGIBLES	113,515	28,938	169,092	2	311,545
GOODWILL	646,338	393,578	104,103	2	1,144,019
DEFERRED FINANCING COSTS	8,685	8,210	(8,210)	2	8,685
CAPITAL ASSETS	455,596	212,500	21,500	2	689,596
LANDFILL ASSETS	659,186	194,007	1,050	2	854,243
OTHER ASSETS	22,297	1,722	—		24,019

	$2,053,586	$918,317	$283,949		$3,255,852

LIABILITIES
Current liabilities	$165,495	$108,534	$9,513	2	$291,894
			3,387	3c.
			4,965	3d.
LONG-TERM DEBT	705,045	376,663	9,807	2	1,091,515
LANDFILL CLOSURE AND POST-CLOSURE COSTS	66,284	16,563	—		82,847
OTHER LIABILITIES	6,390	4,352	—		10,742
DEFERRED INCOME TAXES	83,505	41,842	65,592	2	190,018
			(921)	3d.

	1,026,719	547,954	92,343		1,667,016
EQUITY
NON-CONTROLLING INTEREST	230,402	—	—		230,402
SHAREHOLDERS' EQUITY
Common shares	1,083,851	467	(467)	3a.	1,647,736
Historical — IESI-BFC — no par value, unlimited shares authorized, 82,158 issued and outstanding
Historical — WSI — $0.01 par value, 166,667 shares authorized, 46,779 issued and outstanding
Pro forma — no par value, unlimited shares authorized, 109,678 issued and outstanding			563,885	3b.
Restricted shares	(3,928)	—			(3,928)
Paid in capital	2,531	504,318	(504,318)	3a.	8,046
			5,515	3b.
Deficit	(210,057)	(185,568)	185,568	3a.	(217,488)
			(3,387)	3c.
			(4,044)	3d.
Accumulated other comprehensive (loss) income	(75,932)	51,146	(51,146)	3a.	(75,932)

Total shareholders' equity	796,465	370,363	191,606		1,358,434

Total equity	1,026,867	370,363	191,606		1,588,836

	$2,053,586	$918,317	$283,949		$3,255,852

 UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2009
(In thousands of U.S. dollars and shares, except net income per share amounts)

	Historical
		WSI (with pro forma adjustments)	Pro Forma
	IESI-BFC		Adjustments	Notes	Combined
REVENUES	$1,008,466	$449,588	$(556)	4a.	$1,457,498
EXPENSES
OPERATING	588,104	287,464	(556)	4a.	875,012
SELLING, GENERAL AND ADMINISTRATION	136,846	60,076	—		196,922
AMORTIZATION	156,702	46,217	24,402	4b.	227,321
NET GAIN ON SALE OF CAPITAL ASSETS	(198)	(2,570)	—		(2,768)
IMPAIRMENT OF GOODWILL AND OTHER ASSETS	—	16,699	—		16,699

OPERATING INCOME	127,012	41,702	(24,402)		144,312
INTEREST ON LONG-TERM DEBT	34,225	31,974	(7,329)	4c.	58,870
OTHER NET (RECOVERIES) EXPENSES	(826)	434	—		(392)

INCOME BEFORE INCOME TAXES	93,613	9,294	(17,073)		85,834
INCOME TAX EXPENSE	39,885	11,631	(7,131)	4d.	44,385

NET INCOME (LOSS)	$53,728	$(2,337)	$(9,942)		$41,449

NET INCOME (LOSS) — CONTROLLING INTEREST	$47,062	$(2,337)			$37,362
Net income (loss) per weighted average share, basic	$0.64	$(0.05)			$0.37
Net income (loss) per weighted average share, diluted	$0.63	$(0.05)			$0.37
Weighted average number of shares outstanding, basic	73,892	46,218	27,520	5	101,412
Weighted average number of shares outstanding, diluted	85,020	46,218	27,845	5	112,865

 UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2010
(In thousands of U.S. dollars and shares, except net income per share amounts)

	Historical		Pro Forma
	IESI-BFC	WSI	Adjustments	Notes	Combined
REVENUES	$264,042	$119,393	$(139)	4e.	$383,296
EXPENSES
OPERATING	151,069	72,740	(139)	4e.	223,670
SELLING, GENERAL AND ADMINISTRATION	39,791	17,258	—		57,049
AMORTIZATION	39,517	12,149	6,100	4f.	57,766
NET GAIN ON SALE OF CAPITAL ASSETS	(62)	(33)	—		(95)

OPERATING INCOME	33,727	17,279	(6,100)		44,906
INTEREST ON LONG-TERM DEBT	7,937	8,422	(1,916)	4g.	14,443
OTHER NET RECOVERIES	(463)	(177)	—		(640)

INCOME BEFORE INCOME TAXES	26,253	9,034	(4,184)		31,103
INCOME TAX EXPENSE	9,543	3,451	(1,791)	4h.	11,203

NET INCOME	$16,710	$5,583	$(2,393)		$19,900

NET INCOME — CONTROLLING INTEREST	$14,734	$5,583			$18,081
Net income per weighted average share, basic and diluted	$0.18	$0.12			$0.16
Weighted average number of shares outstanding, basic	82,344	46,346	27,520	5	109,864
Weighted average number of shares outstanding, diluted	93,431	46,991	27,845	5	121,276

NOTES TO THE UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL STATEMENTS

As at and for the three months ended March 31, 2010 and for the year ended December 31, 2009
(unaudited — in thousands of U.S. dollars and shares, unless otherwise indicated)

1.     SIGNIFICANT ACCOUNTING POLICIES

  The accounting policies used in the preparation of these financial statements are the same as those set out in IESI-BFC's consolidated financial statements as at and for the year ended December 31, 2009 and IESI-BFC's consolidated financial statements as at and for the three months ended March 31, 2010. Management of IESI-BFC has reviewed the accounting policies of WSI and believes that they are materially consistent with IESI-BFC's accounting policies.

2.     PRO FORMA PURCHASE CONSIDERATION

  The acquisition of WSI will be accounted for using the acquisition method of accounting. Accordingly, WSI's identifiable assets and liabilities will be measured at their estimated fair values on the date of acquisition. Consideration in excess of these net fair value adjustments is recorded on the pro forma condensed balance sheet as goodwill. The results of WSI's operations will be included in the consolidated financial statements of IESI-BFC from the date of acquisition. The acquisition of WSI's assets and liabilities has been recorded in the pro forma condensed combined balance sheet and also serves as the basis for various unaudited pro forma condensed combined statement of operations adjustments as follows:

  PRO FORMA PURCHASE PRICE ALLOCATION

Net assets acquired stated at book value
Cash	$5,793
Accounts receivable	58,886
Prepaid expenses and other current assets	14,683
Capital assets	212,500
Landfill assets	194,007
Intangibles	28,938
Goodwill	393,578
Other assets	1,722
Deferred financing costs	8,210
Accounts payable	(22,392)
Accrued charges and other current liabilities	(63,471)
Current portion of long-term debt	(22,671)
Long-term debt	(376,663)
Landfill closure and post-closure costs	(16,563)
Other liabilities	(4,352)
Deferred income taxes	(41,842)

$370,363

Consideration
Common shares (no par value)	$563,885
Cash for fractional shares	3,586
Warrants and stock options assumed	5,515

$572,986

NOTES TO THE UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL STATEMENTS (Continued)

As at and for the three months ended March 31, 2010 and for the year ended December 31, 2009
(unaudited — in thousands of U.S. dollars and shares, unless otherwise indicated)

  The pro forma calculation and allocation of the purchase price discrepancy, representing the excess of consideration over the net book value of WSI's net assets acquired amounts to $202,623 and is allocated as follows:

Allocation of excess consideration over the book value of net assets acquired
Capital assets	$21,500
Landfill assets	1,050
Intangibles	169,092
Goodwill	104,103
Deferred financing costs	(8,210)
Accrued charges	(9,931)
Current portion of long-term debt	418
Long-term debt	(9,807)
Deferred income taxes	(65,592)

$202,623

  The pro forma purchase price allocation represents management's best estimate of the consideration issued and the allocation of the excess consideration paid over the book value of net assets acquired. The actual purchase price equation and resulting allocation will differ from the amounts presented above. Total consideration as presented above is based on IESI-BFC's May 13, 2010 closing share price of $20.49 and the issuance of 27,520 IESI-BFC common shares. Actual consideration will likely vary as a result of a change in IESI-BFC's share price at the date of closing. In addition, the allocation of excess consideration over the book value of net assets acquired is based on preliminary fair value estimates for various assets acquired and liabilities assumed. Accordingly, the actual allocation of excess consideration over the book value of assets acquired will differ from the amounts presented above. Amortization expense as presented in the unaudited pro forma condensed combined statements of operations will also differ as a result of changes in final fair value estimates and excess consideration allocations. Finally, the book value of net assets acquired will vary from the pro forma amounts. These variations may be significant.

  An independent firm has been engaged to assist management in preparing the purchase price allocation. The preliminary purchase price allocations are subject to change as a result of finalizing the fair value assessments for tangible and intangible assets acquired and liabilities assumed.

  Fair value of consideration

  The fair value of common share consideration is calculated using the closing market price of IESI-BFC's shares quoted on the New York Stock Exchange ("NYSE") on May 13, 2010 multiplied by the total common shares issued to WSI stockholders to complete the transaction.

  The fair value of cash consideration issued for fractional shares represents IESI-BFC management's best estimate based on its review of WSI stockholder records. IESI-BFC's fractional share estimate is multiplied by the closing market price of IESI-BFC's shares quoted on the NYSE on May 13, 2010 to derive the fair value of fractional share consideration issued.

  Outstanding warrants and stock options issued by WSI and outstanding on closing are assumed by IESI-BFC. These warrants and stock options are fair valued using the Black-Scholes-Merton option pricing model which requires the input of highly subjective assumptions. These assumptions include the estimated length of time holders of these instruments will retain their warrants or options before exercising them and the expected volatility of IESI-BFC share prices over the expected term to exercise. Significant assumptions include the following: volatility 15.56% to 47.08%, expected life 0.08 years to 6.00 years, dividend yield

NOTES TO THE UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL STATEMENTS (Continued)

As at and for the three months ended March 31, 2010 and for the year ended December 31, 2009
(unaudited — in thousands of U.S. dollars and shares, unless otherwise indicated)

  2.85% and a risk free interest rate of 0.12% to 3.07%. Warrants and stock options form a portion of consideration in the pro forma purchase price allocation.

  Fair value of WSI identifiable assets and liabilities

  IESI-BFC management determined that the carrying value of current assets and liabilities, which are comprised of cash, accounts receivable, prepaid expenses and other current assets, accounts payable and certain accrued charges and other current liabilities, approximates fair value due their relatively short-terms to maturity. For the purpose of ascribing a fair value to WSI's accounts receivable, IESI-BFC management reviewed the adequacy of WSI's allowance for doubtful accounts. IESI-BFC management determined WSI's allowance to be reasonable for the purpose of establishing fair value and accordingly no adjustment was warranted.

  The fair value of capital assets was determined from observable transactions for similar assets, giving consideration to the assets' age and working condition.

  The fair values of certain landfill assets and intangibles have been determined using a discounted cash flow approach. The discounted cash flow approach utilizes various estimates, including but not limited to, estimates of permitted landfill airspace, annual airspace consumption estimates, average prices for accepted wastes, annual average price inflation, operating and administrative costs, costs to close the landfill post waste acceptance, income taxes, contributory asset charges for working capital, capital assets and an assembled workforce, future capital expenditures and their timing, revenues, revenue growth, customer attrition, and the weighted average cost of capital.

  Based on IESI-BFC management's review, the carrying value of other assets, landfill closure and post-closure costs and other liabilities approximate their fair value.

  Deferred financing costs, representing fees associated with arranging WSI's financings, were determined to have no future value to IESI-BFC post acquisition and as such these amounts have been ascribed a fair value of $nil.

  Fair value adjustments to accrued charges represent contractual severance obligations directly attributable to the transaction net of the related tax effect. These amounts are derived from contractual arrangements with certain WSI executives.

  The fair value of long-term debt has been calculated applying available market interest rates for similar debt instruments having similar terms to maturity.

  Deferred income taxes result from differences in accounting versus tax treatment. These differences have been multiplied by an estimated combined tax rate of 38.6%.

  IESI-BFC's closing share price of $20.49 on May 13, 2010 was used to determine a portion of the consideration IESI-BFC issued to WSI common shareholders. IESI-BFC has used a 5% variability factor to illustrate the impact share price movements have on combined goodwill and shareholders' equity. IESI-BFC management determined this variability factor based on IESI-BFC's share price volatility over the six month period leading up to and including March 2010.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL STATEMENTS (Continued)

As at and for the three months ended March 31, 2010 and for the year ended December 31, 2009
(unaudited — in thousands of U.S. dollars and shares, unless otherwise indicated)

  SHARE PRICE SENSITIVITY

	Pro forma purchase price allocation	Increase in IESI-BFC share price by 5%	Decrease in IESI-BFC share price by 5%
Price per share applied in the determination of consideration	$20.49	$21.51	$19.47
Shares issued net of fractional shares	27,520	27,520	27,520
Consideration issued to WSI shareholders (excluding warrants, stock options and fractional shares)	$563,885	$591,955	$535,814
Combined goodwill	$1,144,019	$1,172,089	$1,115,948
Combined shareholders' equity	$1,358,434	$1,386,504	$1,330,363

  Changes in the share price used to determine consideration IESI-BFC issues to WSI common shareholders will not have a significant effect on the fair value of warrants and stock options assumed by IESI-BFC on closing. Accordingly, the impact of IESI-BFC share price volatility on the fair value of warrants and stock options is excluded from the sensitivity table presented above. The impact of any resulting changes in the fair value of warrants and stock options arising from IESI-BFC stock price volatility will impact both combined goodwill and shareholders' equity.

3.     PRO FORMA CONDENSED COMBINED BALANCE SHEET

  The pro forma condensed combined balance sheet as at March 31, 2010 has been prepared as if the transaction was consummated on March 31, 2010 and includes the following assumptions:

  a.
  Elimination of WSI's shareholders' equity comprised of common shares, paid in capital, deficit and accumulated other comprehensive income totalling $467, $504,318, ($185,568) and $51,146, respectively.

  b.
  Issuance of 27,520 IESI-BFC common shares to WSI common shareholders for total consideration of $563,885. IESI-BFC assumes WSI's issued and outstanding warrants and stock options on closing having an aggregate fair value of $5,515 and makes a cash payment of $3,586 as consideration for 175 fractional shares of WSI.

  c.
  The issuance of 27,520 IESI-BFC common shares, which have a March 31, 2010 dividend record date, results in additional dividends payable of $3,387.

  d.
  Recognition of transaction costs totalling $4,965 and related tax effect, $921.

4.     PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

  The pro forma condensed combined statement of operations for the year ended December 31, 2009 has been prepared as if the transaction was consummated on January 1, 2009 using the allocation of excess consideration over the book value of net assets acquired as determined in Note 2 above.

  Adjustments for the year ended December 31, 2009 are as follows:

  a.
  Elimination of intercompany revenues and operating expenses transacted in the normal course of business between IESI-BFC and WSI totalling $556.

  b.
  Recognition of amortization expense related to the allocation of excess consideration over the book value of net assets acquired. Amortization adjustments to capital, $4,300, landfill, $53, and intangible assets, $20,049, total $24,402 in aggregate and are being amortized over the respective estimated useful lives of the underlying asset. Capital, landfill and intangible assets are being amortized on a straight

NOTES TO THE UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL STATEMENTS (Continued)

As at and for the three months ended March 31, 2010 and for the year ended December 31, 2009
(unaudited — in thousands of U.S. dollars and shares, unless otherwise indicated)

    line basis over a period of 5, 20, and approximately 10 years, respectively. The amortization method and estimated useful life for landfill assets is management's best estimate of the amortization expense that will be incurred on a per unit basis as landfill airspace is consumed. All intangible assets, representing trade-names, customer lists and non-competition agreements, are deemed to have finite lives.

  c.
  Elimination of interest on long-term debt related to amortization of WSI's deferred financing costs and debt discount expense totalling $3,574. These amounts were ascribed a value of $nil on closing and accordingly WSI's previously recorded expense has been eliminated. Recognition of attrition totalling $728 resulting from the fair value of WSI's long-term debt exceeding its carrying amount on closing. Elimination of a portion of interest on long-term debt incurred by WSI from borrowings under its credit facilities amounting to $3,027, which will be absorbed by IESI-BFC and is reflected at rates of interest commensurate with IESI-BFC borrowings rates in the same period.

  d.
  Recognition of current income tax expense totalling $512, resulting from withholding taxes on preferred share dividends paid post closing between the Canadian and U.S. operations, and current and deferred income tax expense totalling $1,025, resulting from the reduction of a portion of interest on long-term debt incurred by WSI which has been reduced to IESI-BFC borrowing rates for the same period. These amounts were offset by deferred income tax recoveries resulting from the amortization of fair value adjustments to net assets acquired totalling $8,668.

  The pro forma condensed combined statement of operations for the three months ended March 31, 2010 has been prepared as if the transaction was consummated on January 1, 2009 using the allocation of excess consideration over the book value of net assets acquired as determined in Note 2 above.

  Adjustments for the three months ended March 31, 2010 are as follows:

  e.
  Elimination of intercompany revenues and operating expenses transacted in the normal course of business between IESI-BFC and WSI totalling $139.

  f.
  Recognition of amortization expense related to the allocation of excess consideration over the book value of net assets acquired. Amortization adjustments to capital, $1,075, landfill, $13, and intangible assets, $5,012, total $6,100 in aggregate and are being amortized over the respective estimated useful lives of the underlying asset. Capital, landfill and intangible assets are being amortized on a straight line basis over a period of 5, 20, and approximately 10 years, respectively. The amortization method and estimated useful life for landfill assets is management's best estimate of the amortization expense that will be incurred on a per unit basis as landfill airspace is consumed. All intangible assets, representing trade-names, customer lists and non-competition agreements, are deemed to have finite lives.

  g.
  Elimination of interest on long-term debt related to amortization of WSI's deferred financing costs and debt discount expense totalling $982. These amounts were ascribed a value of $nil on closing and accordingly WSI's previously recorded expense has been eliminated. Recognition of attrition totalling $182 resulting from the fair value of WSI's long-term debt exceeding its carrying amount on closing. Elimination of a portion of interest on long-term debt incurred by WSI from borrowings under its credit facilities amounting to $752, which will be absorbed by IESI-BFC and is reflected at rates of interest commensurate with IESI-BFC borrowings rates in the same period.

  h.
  Recognition of current income tax expense totalling $128, resulting from withholding taxes on preferred share dividends paid post closing between the Canadian and U.S. operations, and current and deferred income tax expense totalling $239, resulting from the reduction of a portion of interest on long-term debt incurred by WSI which has been reduced to IESI-BFC borrowing rates for the same

NOTES TO THE UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL STATEMENTS (Continued)

As at and for the three months ended March 31, 2010 and for the year ended December 31, 2009
(unaudited — in thousands of U.S. dollars and shares, unless otherwise indicated)

    period. These amounts were offset by deferred income tax recoveries resulting from the amortization of fair value adjustments to net assets acquired totalling $2,158.

5.     PRO FORMA NET INCOME PER SHARE

  The calculation of pro forma net income per weighted average share, basic and diluted and the weighted average number of shares outstanding is based on the pro forma number of shares outstanding for the period or year had the issuance of shares taken place at the beginning of the period or year presented.

	Three Months Ended March 31, 2010	Year Ended December 31, 2009
Pro forma net income	$19,900	$41,449
Pro forma net income — controlling interest	$18,081	$37,362
Weighted average shares outstanding, basic — IESI-BFC	82,344	73,892
Additional shares issued upon acquisition	27,520	27,520

Pro forma weighted average shares outstanding, basic	109,864	101,412
Pro forma net income per weighted average share, basic	$0.16	$0.37
Weighted average shares outstanding, diluted — IESI-BFC	93,431	85,020
Additional shares issued upon acquisition including dilutive effect of warrants and stock options assumed	27,845	27,845

Pro forma weighted average shares outstanding, diluted	121,276	112,865
Pro forma net income per weighted average share, diluted	$0.16	$0.37
Anti-dilutive share based options not included in weighted average shares outstanding	2	2

INDEX TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION PREPARED FROM THE CONSOLIDATED FINANCIAL STATEMENTS OF WSI AND THE FINANCIAL STATEMENTS OF THE MIAMI-DADE COUNTY OPERATIONS (A DIVISION OF REPUBLIC SERVICES OF FLORIDA, A LIMITED PARTNERSHIP).

Page
Unaudited Pro Forma Condensed Consolidated Financial Information	299
Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Year Ended December 31, 2009	300
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statement	301

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

        The Unaudited Pro Forma Condensed Consolidated Financial Statement has been prepared from the Consolidated Financial Statements of Waste Services, Inc. and the Financial Statements of the Miami-Dade County Operations (a division of Republic Services of Florida, a Limited Partnership), which is a subsidiary of Republic Services, Inc. You should read the Unaudited Pro Forma Condensed Consolidated Financial Statement in conjunction with the audited Consolidated Financial Statements of WSI and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this filing. The Unaudited Pro Forma Condensed Consolidated Financial Statement should also be read with the Financial Statements of the Miami-Dade County Operations (a division of Republic Services of Florida, a Limited Partnership), which are included elsewhere in this filing.

        In October 2009, WSI acquired Republic Services' operations in Miami-Dade County, Florida (the "Miami-Dade County Operations") for $32.0 million in cash plus an adjustment for working capital.

        The Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2009 has been prepared on a basis to reflect the following events as if each event occurred as of January 1, 2009:

  •
  Acquisition of the Miami-Dade County Operations. Operating results for the period prior to acquisition (January 1, 2009 to September 30, 2009) have been included in the "Miami-Dade County Operations" column. Operating results since acquisition are included in the "Actual" column.

  •
  Additional draw on WSI's credit facility and the associated interest.

  •
  Tax effects of the foregoing events.

        The pro forma adjustments are based on preliminary estimates, available information and certain assumptions that we believe are reasonable. The pro forma adjustments are more fully described in the notes to the Unaudited Pro Forma Condensed Consolidated Financial Statement.

        The Unaudited Pro Forma Condensed Consolidated Financial Statement should not be considered indicative of actual results that would have been achieved had the transactions and events described been completed as of the dates or as of the beginning of the period indicated and do not purport to project the financial condition or results of operations and cash flows for any future date or period.

WASTE SERVICES, INC.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands, except per share amounts)
For the Year Ended December 31, 2009

	Actual	Miami-Dade County Operations	Adjustments		Pro Forma
Revenue	$434,515	$15,073	$—		$449,588
Operating and other expenses:
Cost of operations (exclusive of depreciation, depletion and amortization)	277,465	9,999	—		287,464
Selling, general and administrative expense (exclusive of depreciation, depletion and amortization)	58,341	1,735	—		60,076
Impairment of goodwill and other assets	—	16,699	—		16,699
Depreciation, depletion and amortization	44,578	678	961	(a)	46,217
Gain on sale of property and equipment, foreign exchange and other	(2,570)	—	—		(2,570)

Income (loss) from operations	56,701	(14,038)	(961)		41,702
Interest expense	30,967	1,356	(1,356)	(b)	31,974
			1,007	(b)
Change in fair value of warrants	434	—	—		434

Income (loss) from continuing operations before income taxes	25,300	(15,394)	(612)		9,294
Income tax provision (benefit)	11,246	(2,847)	2,847	(c)	11,631
			385	(c)

Net income (loss) from continuing operations	$14,054	$(12,547)	$(3,844)		$(2,337)

Basic and diluted income (loss) per share — continuing operations	$0.30				$(0.05)

Weighted average common shares outstanding —
Basic	46,218		—		46,218

Diluted	46,325		(107)	(d)	46,218

WASTE SERVICES, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENT

(In thousands, except percentage data)

The following table reflects the allocation of purchase price for the Miami-Dade County Operations based upon estimates of the fair value of assets being acquired and liabilities being assumed by WSI:

Miami-Dade County Operations
Purchase price:
Cash paid	$32,742

Total purchase price	$32,742

Allocated as follows:
Accounts receivable	$2,245
Prepaid expenses and other current assets	127
Property and equipment	6,482
Intangible assets other than goodwill	6,100
Accounts payable	(25)
Accrued expenses and other current liabilities	(1,684)

Fair value of net assets acquired	$13,245

Goodwill allocation	$19,497

The following notes describe the pro forma adjustments reflected in, and form an integral part of, the Unaudited Pro Forma Condensed Consolidated Financial Statement.

  a)
  Reflects the amortization of intangible assets exclusive of goodwill, based on an estimate of intangible values. For the Miami-Dade County Operations acquisition, these intangible assets relate to customer relationships and are amortized on a declining balance basis over the life of the expected benefit to be received by such intangibles, which is approximately ten years. Amortization relative to the Miami-Dade County Operations for the nine months ended September 30, 2009 was $1.0 million.

  b)
  Reflects the elimination of $1.4 million of interest expense recognized by the Miami-Dade County Operations for the nine months ended September 30, 2009. This interest was charged to the Miami-Dade County Operations from Republic Services, Inc.

    Also reflects interest expense of $1.0 million for the nine months ended September 30, 2009 related to the draw on WSI's credit facility used to fund the acquisition of the Miami-Dade County Operations. The rate used in the pro forma adjustment for the nine months ended September 30, 2009 was 4.1%, which was the average rates in effect on WSI's credit facilities for such period.

    WSI is exposed to variable interest rates under WSI's credit facility, based on a spread over base rate or Eurodollar loans as defined. A 12.5 basis point increase in base interest rates would increase interest expense by less than $0.1 million for the nine months ended September 30, 2009.

  c)
  Reflects the elimination of the income tax provision (benefit) recognized by the Miami-Dade County Operations for the nine months ended September 30, 2009 of $(2.8) million.

    Also reflects the provision for deferred taxes at the statutory rate for the temporary differences related to amortizing goodwill, which is amortized over a period of fifteen years for income tax purposes. WSI has not assumed any additional benefit of the tax losses attributable to the pro forma adjustments because WSI does not expect to benefit from such losses at this time. As a result, a provision for deferred taxes was recognized for the nine months ended September 30, 2009 of $0.4 million.

  d)
  Reflects elimination of dilutive weighted average shares due to pro forma net loss from continuing operations.

The pro forma adjustments are based on estimates, available information and certain assumptions that WSI believes are reasonable. The Unaudited Pro Forma Condensed Consolidated Financial Statement should not be considered indicative of actual results that would have been achieved had the transactions and events described been completed as of the beginning of the period indicated and do not purport to project the results of operations and cash flows for any future date or period.

 EXPERTS

        The consolidated financial statements of WSI as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009, and WSI management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2009 included in this proxy statement/prospectus have been so included in reliance on the reports of BDO Seidman, LLP, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

        The combined financial statements of Commercial Clean-up Enterprises, Inc. and We Haul of South Florida, Inc. at September 30, 2008 and for the nine month period then ended, included in this proxy statement/prospectus have been so included in reliance on the report of Crowe Horwath LLP, independent audit firm, given on the authority of said firm as experts in auditing and accounting.

        The financial statements of Miami-Dade County Operations (A Division of Republic Services of Florida, a Limited Partnership) at September 30, 2009 and for the nine month period then ended and at December 31, 2008 and for the year then ended, included in this proxy statement/prospectus have been so included in reliance on the reports of Crowe Horwath LLP, independent audit firm, given on the authority of said firm as experts in auditing and accounting.

        The consolidated financial statements of IESI-BFC as of December 31, 2009 and 2008, and for each of the years in the three year period ended December 31, 2009 included in this proxy statement/prospectus have been audited by Deloitte & Touche LLP, independent registered chartered accountants, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the change in reporting currency from Canadian dollars to United States dollars and the retrospective adjustment of the consolidated financial statements to reflect the adoption of U.S. GAAP as the primary basis of reporting). Such financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

        The validity of the IESI-BFC common shares offered by this proxy statement/prospectus will be passed upon for IESI-BFC by its counsel, Torys LLP. The material U.S. federal income tax consequences relating to the merger will be passed upon for IESI-BFC by its tax counsel, Torys LLP and for WSI by its tax counsel, Akin Gump Strauss Hauer & Feld LLP.

OTHER MATTERS

        As of the date of this proxy statement/prospectus, the WSI board of directors knows of no matters that will be presented for consideration at the special meeting other than as described in this proxy statement/prospectus. If any other matters properly come before WSI's stockholders at the WSI special meeting, or any adjournment or postponement of the meeting, and are voted upon, the enclosed proxy will be deemed to confer discretionary authority on the individuals that it names as proxies to vote the shares represented by the proxy as to any of these matters. The individuals named as proxies intend to vote in accordance with the recommendation of the WSI board of directors.

STOCKHOLDER PROPOSALS

        WSI does not expect to hold a 2010 annual stockholder meeting because WSI will not be a separate public company if the merger has been completed prior to the time WSI is required to hold a 2010 annual stockholder meeting. If the merger is not consummated and such a meeting is held, stockholders may propose matters to be presented at the 2010 annual stockholder meeting and may also nominate persons to be directors.

        Eligible stockholders who wish to present a proposal at WSI's next annual meeting must provide notice of their proposal in accordance with the requirements and time lines set out in WSI's Amended and Restated By-laws. Notice must be received between March 25, 2010 and April 24, 2010 for inclusion in next year's proxy. If the date of next year's annual meeting is changed by more than 30 days from the date of this year's annual meeting, the proposal must be received no later than the close of business on the later of (i) the close of business on the date 60 days prior to the meeting date; or (ii) the close of business on the 10th day following the date on which such meeting date is first publicly announced or disclosed. If the proposal is submitted for inclusion in the proxy materials pursuant to Rule 14a-8 of the Securities Exchange Act for WSI's next annual stockholders meeting it must be received by no later than January 1, 2010 or if the date of the 2010 annual meeting has been changed by more than 30 days from the date of this year's meeting, by no later than 30 days prior to the date of mailing WSI's material for the annual meeting.

        Any such proposal should be mailed to: Corporate Secretary, Waste Services, Inc., 1122 International Blvd., Suite 601, Burlington, Ontario, Canada, L7L 6Z8.

WHERE YOU CAN FIND MORE INFORMATION

        WSI files reports, proxy statements and other information with the SEC as required under the Exchange Act. IESI-BFC is a "foreign private issuer" and, under the rules adopted under the Exchange Act, is exempt from certain of the requirements of that Act, including the proxy and information provisions of Section 14 of the Exchange Act and the reporting and liability provisions applicable to officers, directors and significant stockholders under Section 16 of the Exchange Act.

        You may read and copy any reports, statements or other information filed by IESI-BFC or WSI at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. You can also inspect reports, proxy statements and other information about IESI-BFC at the offices of the NYSE, 20 Broad Street, New York, New York 10005 and WSI at the website of the NASDAQ Global Market at www.nasdaq.com.

        The SEC maintains a website that contains reports, proxy statements and other information, including those filed by IESI-BFC and WSI, at www.sec.gov. You may also access the SEC filings and obtain other information about IESI-BFC and WSI through the websites maintained by IESI-BFC and WSI at www.iesi-bfc.com and www.wasteservicesinc.com, respectively. The information contained in those websites is not incorporated by reference in, or in any way part of, this proxy statement/prospectus.

        IESI-BFC files reports, statements and other information with the Canadian provincial and territorial securities administrators. IESI-BFC filings are also electronically available to the public from the Canadian System for Electronic Document Analysis and Retrieval, the Canadian equivalent of the SEC's EDGAR system, at www.sedar.com.

        After the merger, IESI-BFC intends to furnish to WSI stockholders the same periodic reports that it currently furnishes to IESI-BFC stockholders in the same manner, including audited annual consolidated financial statements and unaudited quarterly consolidated financial statements, unless you notify IESI-BFC or your bank, broker or other nominee, as the case may be, of your desire not to receive these reports, as well as proxy statements and related materials for annual and special meetings of stockholders. In addition, you will be able to request IESI-BFC's Form 40-F.

        IESI-BFC has filed a registration statement on Form F-4 to register with the SEC the IESI-BFC common shares to be issued in the merger. This document is a part of that registration statement and constitutes a prospectus of IESI-BFC in addition to being a proxy statement for the WSI stockholders.

 MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

        Management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal controls over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles ("GAAP"). Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of WSI's assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with authorizations of management and WSI's Board of Directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of WSI's assets that could have a material effect on the financial statements.

        WSI conducted an evaluation of the effectiveness of its internal controls over financial reporting as of December 31, 2009 based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Through this evaluation, WSI did not identify any material weaknesses in its internal controls. There are inherent limitations in the effectiveness of any system of internal controls over financial reporting; however, based on its evaluation, WSI concluded that its internal controls over financial reporting were effective as of December 31, 2009.

        BDO Seidman, LLP, an independent registered public accounting firm, has issued an attestation report on the effectiveness of WSI's internal control over financial reporting as of December 31, 2009, which is included herein.

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Waste Services, Inc.

        We have audited Waste Services, Inc.'s (the "Company") internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

        A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        In our opinion, Waste Services, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2009 and 2008, and the related consolidated statements of operations and comprehensive income (loss), shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009 and our report dated March 2, 2010 expressed an unqualified opinion thereon.

/s/ BDO Seidman, LLP

West Palm Beach, Florida
March 2, 2010

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Waste Services, Inc.

        We have audited the accompanying consolidated balance sheets of Waste Services, Inc. (the "Company") as of December 31, 2009 and 2008 and the related consolidated statements of operations and comprehensive income (loss), shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Waste Services, Inc. at December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 3 to the consolidated financial statements, effective January 1, 2009, the Company changed its method of accounting for certain common stock purchase warrants with the adoption of new guidance on determining whether an instrument is indexed to an entity's own stock.

        We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 2, 2010 expressed an unqualified opinion thereon.

/s/ BDO Seidman, LLP

West Palm Beach, Florida
March 2, 2010

WASTE SERVICES, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars, except share amounts)
As of December 31,

	2009	2008
ASSETS
Current assets:
Cash	$3,699	$7,227
Accounts receivable (net of allowance for doubtful accounts of $511 and $631 as of December 31, 2009 and 2008, respectively)	60,808	52,062
Prepaid expenses and other current assets	19,816	13,672

Total current assets	84,323	72,961
Property and equipment, net	204,505	188,800
Landfill sites, net	196,342	196,632
Goodwill and other intangible assets, net	419,439	372,886
Other assets	10,383	9,648

Total assets	$914,992	$840,927

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$31,039	$19,341
Accrued expenses and other current liabilities	63,807	62,802
Short-term financing and current portion of long-term debt	20,059	11,102

Total current liabilities	114,905	93,245
Long-term debt	381,393	360,967
Deferred income taxes	39,912	32,298
Accrued closure, post-closure and other obligations	19,434	19,399

Total liabilities	555,644	505,909

Shareholders' equity:
Common stock $0.01 par value: 166,666,666 shares authorized, 46,253,107 and 43,985,436 shares issued and outstanding as of December 31, 2009 and December 31, 2008, respectively	462	439
Additional paid-in capital	502,049	512,942
Accumulated other comprehensive income	47,988	38,221
Accumulated deficit	(191,151)	(216,584)

Total shareholders' equity	359,348	335,018

Total liabilities and shareholders' equity	$914,992	$840,927

The accompanying notes are an integral part of these Consolidated Financial Statements.

WASTE SERVICES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(In thousands of U.S. dollars, except per share amounts)
For the Years Ended December 31,

	2009	2008	2007
Revenue	$434,515	$473,029	$461,447
Operating and other expenses:
Cost of operations (exclusive of depreciation, depletion and amortization)	277,465	309,121	301,573
Selling, general and administrative expense (exclusive of depreciation, depletion and amortization)	58,341	66,474	64,239
Deferred acquisition costs	—	10,267	—
Depreciation, depletion and amortization	44,578	45,348	54,891
Loss (gain) on sale of property and equipment, foreign exchange and other	(2,570)	160	(69)

Income from operations	56,701	41,659	40,813
Interest expense	30,967	37,432	40,679
Change in fair value of warrants	434	—	—

Income from continuing operations before income taxes	25,300	4,227	134
Income tax provision	11,246	6,183	14,437

Income (loss) from continuing operations	14,054	(1,956)	(14,303)
Income from discontinued operations, net of income tax provision of $266 for the year ended December 31, 2008 and nil for all other years	—	409	2,796
Gain (loss) on sale of discontinued operations, net of income tax provision of $7,255 for the year ended December 31, 2008 and nil for all other years	—	11,110	(11,607)

Net income (loss)	$14,054	$9,563	$(23,114)

Basic and diluted earnings (loss) per share:
Earnings (loss) per share — continuing operations	$0.30	$(0.04)	$(0.31)
Earnings (loss) per share — discontinued operations	—	0.25	(0.19)

Earnings (loss) per share — basic and diluted	$0.30	$0.21	$(0.50)

Weighted average common shares outstanding —
Basic	46,218	46,079	46,007

Diluted	46,325	46,079	46,007

Consolidated Statements of Comprehensive Income (Loss)
Net income (loss)	$14,054	$9,563	$(23,114)
Foreign currency translation adjustment	9,767	(27,796)	30,816

Comprehensive income (loss)	$23,821	$(18,233)	$7,702

The accompanying notes are an integral part of these Consolidated Financial Statements.

WASTE SERVICES, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Waste Services, Inc. Common Stock
				Accumulated Other Comprehensive Income
			Additional Paid-in Capital		Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount
	(In thousands of U.S. dollars and share amounts)
Balance, December 31, 2006	43,869	$438	$506,751	$35,201	$(203,033)	$339,357
Exercise of options and warrants	103	1	690	—	—	691
Stock-based compensation	—	—	2,845	—	—	2,845
Foreign currency translation adjustment	—	—	—	30,816	—	30,816
Net loss	—	—	—	—	(23,114)	(23,114)

Balance, December 31, 2007	43,972	439	510,286	66,017	(226,147)	350,595
Stock-based compensation	—	—	2,596	—	—	2,596
Exercise of warrants	7	—	60	—	—	60
Conversion of exchangeable shares	6	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	(27,796)	—	(27,796)
Net income	—	—	—	—	9,563	9,563

Balance, December 31, 2008 as previously reported	43,985	439	512,942	38,221	(216,584)	335,018
Cumulative effect of reclassification of warrants	—	—	(13,774)	—	11,379	(2,395)

Balance, January 1, 2009 as adjusted	43,985	439	499,168	38,221	(205,205)	332,623
Stock-based compensation	172	2	2,902	—	—	2,904
Conversion of exchangeable shares	2,096	21	(21)	—	—	—
Foreign currency translation adjustment	—	—	—	9,767	—	9,767
Net income	—	—	—	—	14,054	14,054

Balance, December 31, 2009	46,253	$462	$502,049	$47,988	$(191,151)	$359,348

The accompanying notes are an integral part of these Consolidated Financial Statements.

WASTE SERVICES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)
For the Years Ended December 31,

	2009	2008	2007
Cash flows from operating activities:
Net income (loss)	$14,054	$9,563	$(23,114)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
Loss (income) from discontinued operations, net of tax	—	(11,519)	8,811
Depreciation, depletion and amortization	44,578	45,348	54,891
Amortization of debt issue costs and discounts	3,574	5,377	2,362
Deferred income tax provision (benefit)	5,525	(2,577)	5,318
Non-cash stock-based compensation expense	2,904	2,596	2,845
Change in fair value of warrants	434	—	—
Restructuring and severance costs expensed, exclusive of stock-based compensation	—	5,286	3,252
Landfill development project costs expensed	—	10,267	—
Loss (gain) on sale of property and equipment and other non-cash items	(1,820)	105	1,164
Changes in operating assets and liabilities (excluding the effects of acquisitions and dispositions):
Accounts receivable	(1,196)	8,241	(1,747)
Prepaid expenses and other current assets	(3,580)	2,330	(1,581)
Accounts payable	9,654	(4,763)	(182)
Accrued expenses and other current liabilities	(9,774)	(14,203)	2,658

Net cash provided by continuing operations	64,353	56,051	54,677
Net cash provided by discontinued operations	—	1,163	8,650

Net cash provided by operating activities	64,353	57,214	63,327

Cash flows from investing activities:
Cash used in business combinations and significant asset acquisitions, net of cash acquired	(50,527)	(11,651)	(32,101)
Capital expenditures	(32,212)	(48,066)	(57,557)
Proceeds from asset sales and business divestitures	8,415	58,161	19,897
Deposits for business acquisitions and other	(579)	(1,567)	(9,796)

Net cash used in continuing operations	(74,903)	(3,123)	(79,557)
Net cash used in discontinued operations	—	(43)	(5,555)

Net cash used in investing activities	(74,903)	(3,166)	(85,112)

Cash flows from financing activities:
Proceeds from issuance of debt	136,619	217,232	84,066
Repayments of debt and capital lease obligations	(129,941)	(282,390)	(49,890)
Proceeds from the exercise of options and warrants	—	60	691
Fees paid for financing transactions	(1,657)	(2,373)	(1,259)

Net cash provided by (used in) financing activities — continuing operations	5,021	(67,471)	33,608

Effect of exchange rate changes on cash	2,001	(56)	351

Increase (decrease) in cash	(3,528)	(13,479)	12,174
Cash at the beginning of the year	7,227	20,706	8,532

Cash at the end of the year	$3,699	$7,227	$20,706

The accompanying notes are an integral part of these Consolidated Financial Statements.

WASTE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     ORGANIZATION OF BUSINESS AND BASIS OF PRESENTATION

  The accompanying Consolidated Financial Statements include the accounts of Waste Services, Inc. and its wholly owned subsidiaries (collectively, "WSI"). WSI is a multi-regional, integrated solid waste services company, providing collection, transfer, landfill disposal and recycling services for commercial, industrial and residential customers. WSI's operating strategy is disposal-based, whereby WSI enters geographic markets with attractive growth or positive competitive characteristics by acquiring and developing landfill disposal capacity, then acquiring and developing waste collection and transfer operations. WSI's operations are located in the United States and Canada. WSI's U.S. operations are located in Florida and its Canadian operations are located in Eastern Canada (Ontario) and Western Canada (Alberta, Saskatchewan and British Columbia). WSI divested its Jacksonville, Florida operations in March 2008, its Texas operations in June 2007 and its Arizona operations in March 2007 and as a result, these operations are presented as discontinued for all periods presented.

  WSI is the successor to Capital Environmental Resource Inc., now Waste Services (CA) Inc. ("Waste Services (CA)"), through a migration transaction completed effective July 31, 2004. The migration transaction occurred by way of a plan of arrangement under the Business Corporations Act (Ontario) and was approved by the Ontario Superior Court of Justice. Pursuant to the plan of arrangement, holders of Waste Services (CA) common shares received shares of WSI common stock unless they elected to receive exchangeable shares of Waste Services (CA). The terms of the exchangeable shares of Waste Services (CA) are the functional and economic equivalent of WSI common stock. As a result of the migration, Waste Services (CA) became WSI's indirect subsidiary and Waste Services, Inc. became the parent company.

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the allowance for doubtful accounts, depletion of landfill development costs, carrying amounts of goodwill and other intangible assets, liabilities for landfill capping, closure and post-closure obligations, insurance reserves, restructuring reserves, revenue recognition, liabilities for potential litigation, valuation assumptions for share-based payments and stock purchase warrants, carrying amounts of long-lived assets and deferred taxes.

  Certain reclassifications have been made to prior period financial statement amounts to conform to the current presentation. All significant intercompany transactions and accounts have been eliminated. All amounts are in thousands of U.S. dollars, unless otherwise stated. WSI evaluated subsequent events through the date the accompanying consolidated financial statements were issued, which was March 2, 2010.

  A portion of WSI's operations is domiciled in Canada. For each reporting period WSI translates the results of operations and financial condition of its Canadian operations into U.S. dollars. Therefore, the reported results of WSI's operations and financial condition are subject to changes in the exchange relationship between the two currencies. For example, as the Canadian dollar strengthens against the U.S. dollar, revenue is favorably affected and conversely expenses are unfavorably affected. Assets and liabilities of WSI's Canadian operations are translated from Canadian dollars into U.S. dollars at the exchange rates in effect at the relevant balance sheet dates, and revenue and expenses of WSI's Canadian operations are translated from Canadian dollars into U.S. dollars at the average exchange rates prevailing during the period. Unrealized gains and losses on translation of WSI's Canadian operations into U.S. dollars are reported as a separate component of shareholders' equity and are included in comprehensive income or loss. Monetary assets and liabilities are re-measured from U.S. dollars into Canadian dollars and then translated into U.S. dollars. The effects of re-measurement are reported currently as a component of net income. Currently, WSI does not hedge its exposure to changes in foreign exchange rates.

2.     PROPOSED MERGER WITH IESI-BFC

  On November 11, 2009, WSI entered into a merger agreement with IESI-BFC Ltd. ("IESI-BFC"), which provides for IESI-BFC to acquire WSI. IESI-BFC, through its subsidiaries, is one of North America's largest full-service waste management companies, providing non-hazardous solid waste collection and landfill disposal services to commercial, industrial, municipal and residential customers in ten states and the District of the Columbia in the U.S., and five Canadian provinces.

  On January 19, 2010, IESI-BFC filed a registration statement with the Securities and Exchange Commission ("SEC") that included a preliminary proxy statement for such merger. WSI and IESI-BFC are working to complete the merger as quickly as practicable and WSI currently expects the merger to be completed during the second calendar quarter of 2010. However, neither Waste Services nor IESI-BFC can predict the effective time of the merger because it is subject to conditions beyond each company's control, including approval of the merger by WSI stockholders and necessary regulatory approvals. If the merger is completed, each WSI stockholder will receive 0.5833 IESI-BFC common shares (plus cash in lieu of any fractional share interests) for each share of WSI common stock held immediately prior to the completion of the merger, subject to adjustment to reflect certain changes in the number of common shares of IESI-BFC outstanding before the merger is completed.

  If the merger agreement is terminated under certain circumstances, including circumstances involving the acceptance of a superior acquisition proposal by WSI or a change in recommendation by WSI's board of directors or an intentional breach by WSI, WSI will be

WASTE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.     PROPOSED MERGER WITH IESI-BFC (Continued)

  required to pay IESI-BFC a termination fee of $11.0 million, plus all out-of-pocket costs up to a maximum of $3.5 million for professional and advisory services and other expenses reasonably incurred by IESI-BFC in connection with the merger. Upon termination of the merger agreement by WSI resulting from IESI-BFC's intentional breach of the merger agreement, IESI-BFC will be required to pay WSI $11.0 million plus an amount equal to all out-of-pocket costs up to $3.5 million for professional and advisory services and other expenses reasonably incurred by WSI in connection with the merger. WSI or IESI-BFC may be required to pay the other party an expense reimbursement amount of up to $3.5 million in certain other specified circumstances.

3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Business Combinations and Acquisitions

  WSI allocates the purchase price of an acquired business, on a preliminary basis, to the identified assets and liabilities acquired based on their estimated fair values at the dates of acquisition, with any residual amounts allocated to goodwill. Goodwill is allocated to WSI's reporting units based on the reporting units that will benefit from the acquired assets and liabilities. Purchase price allocations are considered preliminary until WSI has obtained all required information to complete the allocation. Although the time required to obtain the necessary information will vary with circumstances specific to an individual acquisition, the "allocation period" for finalizing purchase price allocations would not exceed one year from the date of consummation of an acquisition. Adjustments to the allocation of purchase price may decrease those amounts allocated to goodwill and, as such, may increase those amounts allocated to other tangible or intangible assets, which may result in higher depreciation, depletion or amortization expense in future periods. Revisions to preliminary purchase price allocations, if any, are reflected retrospectively. Assets acquired in a business combination that will be sold are valued at fair value less cost to sell. Results of operating these assets are recognized currently in the period in which those operations occur.

  In December 2007, the Financial Accounting Standards Board ("FASB") issued revised guidance for accounting for business combinations, and established the principles and requirements for how an acquirer (i) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree; (ii) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and (iii) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

  Previously, any changes in income tax valuation allowances as a result of income from acquisitions for certain deferred tax assets would serve to reduce goodwill. Under this revised guidance, any changes in the valuation allowance related to income from acquisitions currently or in prior periods now serves to reduce income taxes in the period in which the reserve is reversed. Transaction related expenses that were previously capitalized are now expensed as incurred. As of December 31, 2008, WSI had no deferred transaction related expenses for business combination transactions in negotiation. The provisions of this revised guidance apply prospectively to business combinations consummated on or after January 1, 2009 and WSI had no transition adjustments on January 1, 2009.

  The value of shares of WSI common stock issued in connection with an acquisition is based on the value of such shares on the date of the acquisition, which is the date on which WSI obtains control of the acquired entity. Prior to WSI's adoption of the revised guidance discussed above, the value of shares of WSI common stock issued in connection with an acquisition was based on the average market price of WSI common stock during the five day period consisting of the period two days before, the day of and the two days after the terms of the acquisition are agreed to and/or announced. Contingent consideration is valued at fair value as of the date of the acquisition, with changes in the estimate of the contingency recognized currently in earnings. Prior to WSI's adoption of the revised guidance discussed above, contingent consideration was valued as of the date the contingency was resolved.

  Concentration of Credit Risk

  Financial instruments that potentially subject WSI to credit risk consist primarily of cash and trade accounts receivable. WSI holds cash deposits only with high credit quality financial institutions. WSI's customers are diversified as to both geographic and industry concentrations, however, WSI's domestic operations are concentrated in Florida, which may be subject to specific economic conditions that vary from those nationally as well as weather related events that may impact WSI's operations.

  Allowance for Doubtful Accounts

  WSI maintains an allowance for doubtful accounts based on the expected collectability of its accounts receivable. WSI performs credit evaluations of significant customers and establishes an allowance for doubtful accounts based on the aging of receivables, payment performance factors, historical trends and other information. In general, WSI reserves a portion of those receivables outstanding more than 90 days and 100% of those outstanding more than 120 days. WSI evaluates and revises its reserve on a monthly basis based on a review of specific accounts outstanding and its history of uncollectible accounts.

WASTE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  The changes to the allowance for doubtful accounts for the years ended December 31, 2009, 2008 and 2007 are as follows:

	Year Ended December 31,
	2009	2008	2007
Balance at the beginning of the year	$631	$985	$572
Provisions, net of recoveries	986	1,135	2,029
Bad debts charged to reserves	(1,142)	(1,423)	(1,653)
Impact of foreign exchange rate fluctuations	36	(66)	37

Balance at the end of the year	$511	$631	$985

  Property and Equipment

  Property and equipment are recorded at cost less accumulated depreciation. Improvements or betterments that extend the life of an asset are capitalized. Expenditures for maintenance and repair costs are expensed as incurred. Gains or losses resulting from property and equipment retirements or disposals are credited or charged to earnings in the year of disposal. Depreciation is computed over the estimated useful life using the straight-line method as follows:

Buildings	10 to 25 years
Vehicles	10 years
Containers, compactors and landfill and recycling equipment	5 to 12 years
Furniture, fixtures and other office equipment	3 to 5 years
Leasehold improvements	Shorter of lease term or estimated life

  Long-Lived Assets

  WSI periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful life of property and equipment or whether the remaining balance of property and equipment, or other long-lived assets, should be evaluated for possible impairment. Instances that may lead to an impairment include: (i) a significant decrease in the market price of a long-lived asset group; (ii) a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used or in its physical condition; (iii) a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset or asset group, including an adverse action or assessment by a regulator; (iv) an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset or asset group; (v) a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group; or (vi) a current expectation that, more likely than not, a long-lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

  WSI uses an estimate of the related undiscounted cash flows, excluding interest, over the remaining life of the property and equipment and long-lived assets in assessing their recoverability. WSI measures impairment loss as the amount by which the carrying amount of the asset(s) exceeds the fair value of the asset(s). WSI primarily employs two methodologies for determining the fair value of a long-lived asset: (i) the amount at which the asset could be sold in a current transaction between willing parties; or (ii) the present value of expected future cash flows grouped at the lowest level for which there are identifiable independent cash flows.

  Landfill Sites

  Landfill sites are recorded at cost. Capitalized landfill costs include expenditures for land, permitting costs, cell construction costs and environmental structures. Capitalized permitting and cell construction costs are limited to direct costs relating to these activities, including legal, engineering and construction costs associated with excavation, liners and site berms, leachate management facilities and other costs associated with environmental equipment and structures.

  Capitalized landfill costs may also include an allocation of the purchase price paid for landfills. For landfills purchased as part of a group of several assets, the purchase price assigned to the landfill is determined based on the discounted expected future cash flows of the landfill. If the landfill meets WSI's expansion criteria, the purchase price is further allocated between permitted airspace and expansion airspace based on the ratio of permitted versus probable expansion airspace to total available airspace.

  Landfill sites, including costs related to acquiring land, excluding the estimated residual value of un-permitted, non-buffer land, and costs related to permitting and cell construction, are depleted as airspace is consumed using the units-of-consumption method over the total available airspace, including probable expansion airspace, where appropriate. Environmental structures, which include leachate collection systems, methane collection systems and groundwater monitoring wells, are charged to expense over the shorter of their useful life or the life of the landfill.

WASTE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  WSI assesses the carrying value of its landfill sites, if necessary, using the same criteria discussed in the Long-Lived Assets discussion above. WSI considers certain impairment indicators previously discussed that require significant judgment and understanding of the waste industry when applied to landfill development or expansion.

  WSI has identified three sequential steps that landfills generally follow to obtain expansion permits. These steps are as follows: (i) obtaining approval from local authorities; (ii) submitting a permit application to state or provincial authorities; and (iii) obtaining permit approval from state or provincial authorities.

  Before expansion airspace is included in WSI's calculation of total available disposal capacity, the following criteria must be met: (i) the land associated with the expansion airspace is either owned by WSI or is controlled by WSI pursuant to an option agreement; (ii) WSI is committed to supporting the expansion project financially and with appropriate resources; (iii) there are no identified fatal flaws or impediments associated with the project, including political impediments; (iv) progress is being made on the project; (v) the expansion is attainable within a reasonable time frame; and (vi) based on senior management's review of the status of the permit process to date, WSI believes it is likely the expansion permit will be received within the next five years. Upon meeting WSI's expansion criteria, the rates used at each applicable landfill to expense costs to acquire, construct, close and maintain a site during the post-closure period are adjusted to include probable expansion airspace and all additional costs to be capitalized or accrued associated with the expansion airspace.

  Once expansion airspace meets WSI's criteria for inclusion in its calculation of total available disposal capacity, management continuously monitors each site's progress in obtaining the expansion permit. If at any point it is determined that an expansion area no longer meets the required criteria, the probable expansion airspace is removed from the landfill's total available capacity and the rates used at the landfill to expense costs to acquire, construct, close and maintain a site during the post-closure period are adjusted accordingly.

  On an annual basis, WSI updates the development cost estimates, closure and post-closure and future capacity estimates for its landfills. Future capacity estimates are updated using surveys to estimate utilized disposal capacity and remaining disposal capacity. These cost and capacity estimates are reviewed and approved by senior management on an annual basis.

  Goodwill and Other Intangible Assets

  WSI tests goodwill for impairment annually at December 31 using the two-step process. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. The first step of the goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying value, goodwill is not impaired. If the carrying value of the reporting unit's net assets, including goodwill, exceeds the fair value of the reporting unit, then WSI determines the implied fair value of goodwill. If the carrying value of goodwill exceeds its implied fair value, then an impairment of goodwill has occurred and an impairment is recognized for the difference between the carrying amount and the implied fair value of goodwill as a component of operating income. The implied fair value of goodwill is calculated by subtracting the fair value of tangible and intangible assets associated with the reporting unit from the fair value of the unit.

  WSI has defined its reporting units to be consistent with its operating segments: Eastern Canada, Western Canada and Florida. In determining fair value, WSI utilizes discounted future cash flows. However, WSI may test the results of fair value under discounted cash flows using (i) operating results based on a comparative multiple of earnings or revenues; (ii) offers from interested investors, if any; or (iii) appraisals. Additionally, there may be instances where these alternative methods provide a more accurate measure or indication of fair value. Significant estimates used in the fair value calculation utilizing discounted future cash flows include, but are not limited to: (i) estimates of future revenue and expense growth by reporting unit; (ii) future estimated effective tax rates, which WSI estimates to range between 32% and 40%; (iii) future estimated capital expenditures as well as future required investments in working capital; (iv) estimated discount rate, which WSI estimates to range between 10% and 12%; (v) the ability to utilize certain domestic tax attributes; and (vi) the future terminal value of the reporting unit, which is based on its ability to exist into perpetuity and in part on the estimated rate of inflation, which was approximately 2.5%. There were no substantial changes in the methodologies employed, significant assumptions used, or calculations applied in the first step of WSI's goodwill impairment tests during 2009, 2008 and 2007.

  In addition, WSI evaluates a reporting unit for impairment if events or circumstances change between annual tests, indicating a possible impairment. Examples of such events or circumstances include: (i) a significant adverse change in legal factors or in the business climate; (ii) an adverse action or assessment by a regulator; (iii) a more likely than not expectation that a reporting unit or a significant portion thereof will be sold; (iv) continued or sustained losses at a reporting unit; (v) a significant decline in WSI's market capitalization as compared to WSI's book value or (vi) the testing for recoverability of a significant asset group within the reporting unit.

  Other intangible assets primarily include customer relationships and contracts and covenants not-to-compete. Other intangible assets are recorded at their cost, less accumulated amortization and are amortized over the period WSI is expected to benefit by such intangibles. WSI assesses the carrying value of its other intangible assets, if necessary, using the same criteria discussed in the Long-Lived Assets discussion above.

WASTE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Deferred Financing Costs and Debt Discounts

  Costs associated with arranging financing and note discounts are deferred and expensed over the term of the related financing arrangement using the effective interest method. Should WSI repay an obligation earlier than its contractual maturity, any remaining deferred financing costs and debt discounts are charged to earnings at the time of such repayment. Discounts with respect to Bankers Acceptance loans under WSI's Senior Secured Credit Facilities in Canada are expensed over the term of the specific loan using the effective interest method.

  Fair Value Measurements

  The book values of cash, accounts receivable and accounts payable approximate their respective fair values due to the short-term nature of these instruments. The fair value of the term loan facilities under WSI's Senior Secured Credit Facilities and WSI's 9 1/2% Senior Subordinated Notes at December 31, 2009 is estimated at $150.2 million and $217.4 million, respectively, based on quoted market prices. The fair value hierarchy under GAAP distinguishes between assumptions based on market data (observable inputs) and an entity's own assumptions (unobservable inputs). The hierarchy consists of three levels:

  •
  Level one — Quoted market prices in active markets for identical assets or liabilities;

  •
  Level two — Inputs other than level one inputs that are either directly or indirectly observable; and

  •
  Level three — Unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.

  Determining which category an asset or liability falls within the hierarchy requires significant judgment. WSI evaluates its hierarchy disclosures each quarter. Liabilities measured at fair value on a recurring basis are summarized as follows as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
Accrued closure and post-closure obligations	$—	$—	$19,532	$19,532
Accrued rent relative to the October 2008 restructuring	—	—	574	574
Fair value of warrants	—	2,829	—	2,829

	$—	$2,829	$20,106	$22,935

  A discussion of the valuation techniques used to measure fair value for the liabilities listed above and activity for these liabilities for the year ended December 31, 2009 is provided elsewhere in this note and in notes 8 and 13. WSI has no assets that are measured at fair value on a recurring basis. There were no assets or liabilities measured at fair value on a non-recurring basis during the year ended December 31, 2009 other than those acquired in business combinations, which are discussed in note 4.

  Environmental Costs

  WSI accrues for costs associated with environmental remediation obligations when such costs are probable and can be reasonably estimated. Accruals for estimated losses from environmental remediation obligations generally are recognized no later than upon completion of the remedial feasibility study. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental remediation obligations are not discounted to their present value.

  Accrued Closure and Post-Closure Obligations

  Accrued closure and post-closure obligations represent an estimate of the current value of the future obligations associated with closure and post-closure monitoring of solid waste landfills. Closure and post-closure monitoring and maintenance costs represent the costs related to cash expenditures yet to be incurred when a landfill facility ceases to accept waste and closes. Accruals for closure and post-closure monitoring and maintenance consider site inspection, groundwater monitoring, leachate management, methane gas management and recovery and operating and maintenance costs to be incurred during the period after the facility closes. Certain of these environmental costs, principally capping and methane gas management costs, are also incurred during the operating life of the site in accordance with the landfill operating requirements. Site specific closure and post-closure engineering cost estimates are prepared annually. The impact of changes in estimates is accounted for on a prospective basis.

  Landfill closure and post-closure liabilities are calculated by estimating the total obligation of capping and closure events in current dollars, inflating the obligation based on the expected date of the expenditure using an inflation rate of approximately 2.5% and discounting the inflated total to its present value using a credit-adjusted risk-free discount rate of approximately 6.5%. The anticipated timeframe for paying these costs varies based on the remaining useful life of each landfill as well as the duration of the post-closure

WASTE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  monitoring period. Accretion of discounted cash flows associated with the closure and post closure obligations is accrued over the life of the landfill, as a charge to cost of operations.

  Registration Payment Arrangements

  Contingent obligations to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, are separately recognized and measured when they are probable and estimable.

  Revenue Recognition

  WSI recognizes revenue when services, such as providing hauling services and accepting waste at its disposal facilities, are rendered. Amounts billed to customers prior to providing the related services are reflected as deferred revenue and reported as revenue in the period in which the services are rendered.

  Royalty Arrangements

  It is customary in the waste industry for landfill acquisition agreements to include royalty arrangements. Amounts paid under these royalty arrangements are charged to operations based on a systematic and rational allocation of the royalty over the period in which the royalty is incurred.

  Advertising Costs

  WSI expenses advertising costs as they are incurred. Advertising expense was $1.1 million, $1.2 million and $1.3 million for the years ended December 31, 2009, 2008 and 2007, respectively. Advertising expense is included in selling, general and administrative expense on the accompanying Consolidated Statements of Operations.

  Risk Management

  WSI's U.S.-based workers' compensation, automobile and general liability insurance coverage is subject to certain deductible limits. WSI retains up to $0.5 million and $0.25 million of risk per claim, plus claims handling expense under its workers' compensation and its auto and general liability insurance programs, respectively. Claims in excess of such deductible levels are fully insured subject to WSI's policy limits. However, WSI has a limited claims history for its U.S. operations and it is reasonably possible that recorded reserves may not be adequate to cover future payments of claims. WSI has collateral requirements that are set by the insurance companies that underwrite its insurance programs. Collateral requirements may change from time to time, based on, among other things, size of WSI's business, its claims experience, financial performance or credit quality and retention levels. As of December 31, 2009, WSI had posted letters of credit with its U.S. insurer of $10.9 million to cover the liability for losses within the deductible limit. Provisions for retained claims are made by charges to expense based on periodic evaluations by management and outside actuaries of the estimated ultimate liabilities on reported and incurred but not reported claims. Adjustments, if any, to the estimated reserves resulting from ultimate claim payments will be reflected in operations in the periods in which such adjustments become known. Changes in insurance reserves for WSI's U.S. operations for the years ended December 31, 2009, 2008 and 2007 are as follows:

	Year Ended December 31,
	2009	2008	2007
Balance at the beginning of the year	$6,505	$6,055	$5,327
Provisions	3,406	4,127	4,513
Payments	(3,743)	(4,104)	(3,425)
Unfavorable (favorable) claim development for prior periods	(313)	427	(360)

Balance at the end of the year	$5,855	$6,505	$6,055

  Share-Based Payments

  Compensation expense for share-based payment arrangements with WSI's employees is based on the grant date fair value of awards. WSI applies the Black-Scholes option-pricing model to determine the fair value of stock options and applies judgment in estimating key assumptions that are important elements in the model and in expense recognition, such as the expected stock-price volatility, expected stock option life, expected dividends and expected forfeiture rates. Restricted stock units with performance based vesting provisions are expensed based on WSI's estimate of achieving the specific performance criteria on a straight-line basis over the requisite service period. WSI performs periodic reviews of the progress of actual achievement against the performance criteria in order to reassess the

WASTE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  likely vesting scenario and, when applicable, realigns the expense associated with that outcome. Stock-based employee compensation cost is recognized as a component of selling, general and administrative expense in the Consolidated Statements of Operations. For the years ended December 31, 2009, 2008 and 2007, stock-based employee compensation expense was $2.9 million, $2.6 million and $2.8 million, respectively.

  Income Taxes

  Deferred income taxes have been provided to show the effect of temporary differences between the recognition of revenue and expenses for financial and income tax reporting purposes and between the tax basis of assets and liabilities and their reported amounts in the financial statements. In assessing the realizability of deferred tax assets, management assesses the likelihood that deferred tax assets will be recovered from future taxable income, and to the extent that recovery is not likely or there is insufficient operating history, a valuation allowance is established. WSI adjusts the valuation allowance in the period management determines it is more likely than not that deferred tax assets will or will not be realized. WSI provides for current taxes on the distributed earnings of its Canadian subsidiaries.

  In July 2006, the FASB issued guidance relative to accounting for uncertainty in income taxes, which WSI has adopted effective January 1, 2007. This guidance applies to all "tax positions" and refers to "tax positions" as positions taken in a previously filed tax return or positions expected to be taken in a future tax return that are reflected in measuring current or deferred income tax assets and liabilities reported in the financial statements. This guidance further clarifies a tax position to include, but not be limited to, the following:

    •
    an allocation or a shift of income between taxing jurisdictions,

    •
    the characterization of income or a decision to exclude reporting taxable income in a tax return, or

    •
    a decision to classify a transaction, entity, or other position in a tax return as tax exempt.

  This guidance clarifies that a tax benefit may be reflected in the financial statements only if it is "more likely than not" that a company will be able to sustain the tax return position, based on its technical merits. If a tax benefit meets this criterion, it should be measured and recognized based on the largest amount of benefit that is cumulatively greater than 50% likely to be realized. This is a change from previous practice, whereby companies recognized a tax benefit only if it was probable a tax position would be sustained. This guidance also requires that WSI make qualitative and quantitative disclosures, including a discussion of reasonably possible changes that might occur in unrecognized tax benefits over the next 12 months, a description of open tax years by major jurisdictions, and a roll-forward of all unrecognized tax benefits, presented as a reconciliation of the beginning and ending balances of the unrecognized tax benefits on an aggregated basis.

  WSI is subject to tax audits in the U.S. and Canada. Tax audits by their very nature are often complex and can require several years to complete. Information relating to WSI's tax examinations by jurisdiction is as follows:

    •
    Federal — WSI is potentially subject to U.S. federal tax examinations by tax authorities for the tax year ended December 31, 2008. During 2009, WSI concluded the examination of its 2006 and 2007 U.S. federal tax returns with no significant changes to taxable income.

    •
    State — WSI is potentially subject to state tax examinations by tax authorities for the tax years ended December 31, 2006 to 2008.

    •
    Canadian — WSI is no longer potentially subject to foreign tax examinations by tax authorities for years before January 1, 2002.

    •
    Provincial — WSI is no longer potentially subject to foreign tax examinations by tax authorities for years before January 1, 2002.

  As of December 31, 2009 and 2008 WSI did not recognize any assets or liabilities for unrecognized tax benefits relative to uncertain tax positions nor does WSI anticipate that any significant unrecognized tax benefits will be recorded during the next 12 months. Any interest or penalties resulting from examinations will be recognized as a component of the income tax provision. However, since there are no unrecognized tax benefits as a result of tax positions taken, there are no accrued penalties or interest.

  Earnings (Loss) Per Share Information

  Basic earnings (loss) per share is calculated by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding for the year, including a weighted average number of 1,806,237 exchangeable shares of Waste Services (CA) (exchangeable for 602,079 shares of WSI common stock) outstanding during 2009, that as of December 31, 2009 had all been redeemed. Diluted earnings (loss) per share is calculated based on the weighted average number of common shares outstanding for the year, including the exchangeable shares, plus the dilutive effect of common stock purchase warrants, stock options and restricted stock units using the treasury stock method. Contingently issuable shares will be included in the calculation of basic earnings per share when all contingencies surrounding the issuance of the shares are met and the shares are issued or issuable. Contingently issuable shares

WASTE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  will be included in the calculation of dilutive earnings per share as of the beginning of the reporting period if, at the end of the reporting period, all contingencies surrounding the issuance of the shares are satisfied or would be satisfied if the end of the reporting period were the end of the contingency period. Due to the net losses from continuing operations for the years ended December 31, 2008 and 2007, basic and diluted loss per share were the same, as the effect of potentially dilutive securities would have been anti-dilutive.

  Recently Issued Accounting Pronouncements

  In January 2010, the FASB issued Accounting Standards Update ("ASU") No. 2010-06, "Fair Value Measurements and Disclosures" ("ASU 2010-06"). ASU 2010-06 requires new disclosures for (i) transfers of assets and liabilities in and out of levels one and two fair value measurements, including a description of the reasons for such transfers and (ii) additional information in the reconciliation for fair value measurements using significant unobservable inputs (level three). This guidance also clarifies existing disclosure requirements including (i) the level of disaggregation used when providing fair value measurement disclosures for each class of assets and liabilities and (ii) the requirement to provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for level two and three assets and liabilities. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about activity in the roll forward for level three fair value measurements, which is effective for fiscal years beginning after December 15, 2010. WSI does not anticipate that the adoption of this guidance will have a material impact on its financial position and results of operations.

  In June 2009, the FASB issued guidance for determining the primary beneficiary of a variable interest entity ("VIE"). In December 2009, the FASB issued ASU 2009-17, "Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities" ("ASU 2009-17"). ASU 2009-17 provides amendments to ASC 810 to reflect the revised guidance. The amendments in ASU 2009-17 replace the quantitative-based risks and rewards calculation for determining which reporting entity, if any, has a controlling financial interest in a VIE with an approach focused on identifying which reporting entity has the power to direct the activities of a VIE that most significantly impact the entity's economic performance and (i) the obligation to absorb losses of the entity or (ii) the right to receive benefits from the entity. The amendments in ASU 2009-17 also require additional disclosures about a reporting entity's involvement with VIEs. ASU 2009-17 is effective for annual reporting periods beginning after November 15, 2009. WSI does not anticipate that the adoption of this guidance will have a material impact on its financial position and results of operations.

  In June 2009, the FASB issued guidance that seeks to improve the relevance and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. Specifically, this guidance eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor's interest in transferred financial assets. This guidance is effective for annual reporting periods beginning after November 15, 2009. WSI does not anticipate that the adoption of this guidance will have a material impact on its financial position and results of operations.

  Effective January 1, 2009 WSI adopted guidance related to determining whether an instrument or embedded feature is indexed to an entity's own stock. This guidance applies to any freestanding financial instruments or embedded features that have the characteristics of a derivative and to any freestanding financial instruments that are potentially settled in an entity's own common stock. As a result of adopting this accounting guidance, outstanding common stock purchase warrants to purchase 2,383,333 common shares that were previously treated as equity pursuant to the derivative treatment exemption, were no longer afforded equity treatment. These warrants have an exercise price of $8.96 per share and expire in May 2010. As such, effective January 1, 2009 WSI reclassified the fair value of these common stock purchase warrants, which have exercise price reset features, from equity to liability status as if these warrants were treated as a derivative liability since their date of issue in May 2003. On January 1, 2009, WSI reclassified from additional paid-in capital, as a cumulative effect adjustment, $11.4 million to beginning accumulated deficit and $2.4 million to a long-term warrant liability to recognize the fair value of these warrants on such date. The fair value of these common stock purchase warrants increased to $2.8 million as of December 31, 2009. WSI recognized a loss of $0.4 million for the change in the fair value of these warrants for the year ended December 31, 2009.

  These common stock purchase warrants were initially issued in connection with WSI's May 2003 issuance of 55,000 shares of redeemable preferred stock, which were subsequently exchanged and/or redeemed in December 2006. The common stock purchase warrants were not issued with the intent of effectively hedging any future cash flow, fair value of any asset, liability or any net investment in a foreign operation. The warrants do not qualify for hedge accounting, and as such, all future changes in the fair value of these warrants will be recognized currently in earnings until such time as the warrants are exercised or expire.

WASTE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  These common stock purchase warrants do not trade in an active securities market, and as such, WSI estimates the fair value of these warrants using the Black-Scholes option pricing model using the following assumptions:

	December 31, 2009	January 1, 2009
Annual dividend yield	—	—
Expected life (years)	0.4	1.4
Risk-free interest rate	0.2%	0.4%
Expected volatility	53%	56%

  Expected volatility is based primarily on historical volatility. Historical volatility was computed using daily pricing observations for recent periods that correspond to the last twelve months. WSI believes this method produces an estimate that is representative of WSI's expectations of future volatility over the expected term of these warrants. WSI currently has no reason to believe future volatility over the expected remaining life of these warrants is likely to differ materially from historical volatility. The expected life is based on the remaining term of the warrants. The risk-free interest rate is based on one-year U.S. Treasury securities.

4.     BUSINESS COMBINATIONS

  In March 2007, WSI completed transactions to acquire Allied Waste Industries, Inc's. ("Allied Waste") South Florida operations and to sell WSI's Arizona operations, valued at $52.3 million, to Allied Waste. WSI paid $15.8 million including net working capital between the two operations and transaction costs for a total purchase price of $68.1 million. The South Florida operations consist of a collection company, a transfer station and a materials recovery facility, all providing service to Miami-Dade County.

  In April 2007, WSI completed the acquisition of a roll-off collection and transfer operation, a transfer station development project and a landfill development project in southwest Florida operated by USA Recycling Holdings, LLC, USA Recycling, LLC and Freedom Recycling Holdings, LLC for a total purchase price of $51.2 million. The existing transfer station is permitted to accept construction and demolition waste volume, and WSI is internalizing this additional volume to its SLD Landfill in southwest Florida. Under the terms of the purchase agreement, $7.5 million is contingent upon the receipt of certain landfill operating permits, $2.5 million is contingent on the receipt of certain operating permits for the transfer station and $18.5 million is due and payable at the earlier of the receipt of all operating permits for the landfill site, or January, 2009, and delivery of title to the property. Through the third quarter of 2008, WSI had advanced $9.5 million towards the purchase of the landfill development project and incurred design and other third party costs relative to this project totaling $0.8 million. In the fourth quarter of 2008 WSI determined that the landfill development project was no longer economically viable, and as such WSI ceased pursuing any further investment in this project. Accordingly, WSI recognized a charge for the previous advances and capitalized costs of $10.3 million in December 2008. WSI will have no further obligation relative to the $18.5 million payment or the $7.5 million contingent fee associated with the obtaining of certain landfill operating permits.

  In April 2007, WSI acquired a "tuck-in" hauling operation in Ontario, Canada for cash consideration of approximately C$1.5 million.

  In June 2007, WSI completed transactions to acquire WCA Waste Corporation's ("WCA") hauling and transfer station operations near Fort Myers, Florida and to sell its Texas operations to WCA. The transfer station is permitted to accept construction and demolition waste volume, and WSI is internalizing this additional volume to its SLD Landfill in southwest Florida. The estimated fair value of the WCA assets approximated $18.4 million.

  In December 2008, WSI acquired RIP, Inc., the owner of a construction and demolition waste landfill in Citrus Country, Florida (the "RIP Landfill"), for an aggregate purchase price of $7.7 million. Should the site be permitted as a Class I landfill, Class III landfill or as a transfer station, the sellers are entitled to future royalties at varied rates per ton based on the volume and type of waste deposited at the site.

  In December 2008, WSI acquired the assets of Commercial Clean-up Enterprises, Inc. ("Commercial Clean-up"), a construction and demolition hauling operation in Fort Myers, Florida, for a total purchase price of $6.1 million, of which $1.6 million is deferred and payable as WSI collects waste volumes from its pre-existing waste streams within the counties of Charlotte, Lee and Collier, Florida. WSI is internalizing the waste volumes associated with this acquisition to its SLD Landfill in southwest Florida.

  In September 2009, WSI acquired the Miami-Dade County, Florida hauling operations of DisposAll of South Florida, Inc. ("DisposAll") for approximately $15.6 million, of which $1.3 million was paid by way of a disposal credit for future fees charged to DisposAll for waste disposed at certain of WSI's transfer station and landfill facilities. WSI is internalizing the waste flow from this acquisition into its existing transfer station and landfill facilities.

  In October 2009, WSI acquired Republic Services' operations in Miami-Dade County, Florida (the "Miami-Dade County Operations") for $32.0 million in cash plus an adjustment for working capital. WSI is internalizing waste volumes from this acquisition into its existing transfer station and landfill facilities.

WASTE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.     BUSINESS COMBINATIONS (Continued)

  During 2009, WSI also acquired five separate "tuck-in" hauling operations in Florida for an aggregate purchase price of $3.6 million. WSI is internalizing construction and demolition waste volumes associated with these acquisitions into certain of its existing transfer station and landfill facilities.

  Details of the net assets acquired and cash used in business acquisitions for the year ended December 31, 2009 are as follows:

	Miami-Dade County Operations	DisposAll	All Others	Total
Purchase price:
Cash paid	$32,742	$14,313	$3,472	$50,527
Deferred purchase price	—	—	168	168
Other consideration	—	1,250	—	1,250

Total purchase price	$32,742	$15,563	$3,640	$51,945

Allocated as follows:
Accounts receivable	$2,245	$547	$77	$2,869
Prepaid expenses and other current assets	127	—	—	127
Accrued expenses and other current liabilities	(1,709)	(677)	(34)	(2,420)
Property and equipment	6,482	3,631	1,825	11,938
Other intangible assets	6,100	3,650	988	10,738

Fair value of assets acquired	$13,245	$7,151	$2,856	$23,252

Goodwill allocation	$19,497	$8,412	$784	$28,693

  The amounts allocated to assets acquired and liabilities assumed in the above table were determined using level three inputs. WSI does not anticipate future revisions to the above allocations. Fair value for property and equipment was based on other observable transactions for similar property and equipment. Accounts receivable in the above table primarily relates to the Miami-Dade County Operations and DisposAll acquisitions and represents WSI's best estimate of balances that will ultimately be collected, which is based in part on WSI's allowance for doubtful accounts reserve criteria and an evaluation of the specific receivable balances. These receivables had a gross contractual balance due of $3.2 million at the time of acquisition.

  Acquisitions completed during 2009 primarily relate to hauling operations that have been integrated into WSI's Florida reporting unit. WSI has internalized the majority of waste volumes associated with these acquisitions into its existing transfer station and landfill facilities. Accordingly, WSI believes it to be impracticable to determine the amount of earnings related to these acquisitions that are included in WSI's consolidated income statement. Revenue from these acquisitions, included in WSI's consolidated revenue, was $7.1 million for the year ended December 31, 2009.

WASTE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.     BUSINESS COMBINATIONS (Continued)

  Details of the net assets acquired and cash used in business acquisitions for the year ended December 31, 2008 are as follows:

	Commercial Clean-Up	RIP Landfill	Total
Purchase price:
Cash paid and other consideration	$4,413	$7,724	$12,137
Deferred purchase price	1,642	—	1,642

Total purchase price	6,055	7,724	13,779

Allocated as follows:
Working capital assumed:
Prepaid expenses and other current assets	1	—	1
Accrued expenses and other current liabilities	(12)	—	(12)

Net working capital	(11)	—	(11)
Property and equipment	4,424	7	4,431
Landfill sites	—	8,877	8,877
Accrued closure, post-closure and other obligations assumed	—	(1,160)	(1,160)

Net book value of assets acquired and liabilities assumed	4,413	7,724	12,137

Excess purchase price to be allocated	$1,642	$—	$1,642

Allocated as follows:
Goodwill	$1,506	$—	$1,506
Other intangible assets	136	—	136

Total allocated	$1,642	$—	$1,642

  Included in the purchase price for Commercial Clean-up in the above table is the utilization of a $0.5 million receivable due to WSI from Commercial Clean-up at the time the acquisition was consummated.

  Details of the net assets acquired and cash used in business acquisitions for the year ended December 31, 2007 are as follows:

	Allied South Florida	WCA	USA Recycling	All Others	Total
Purchase price:
Cash paid and transaction costs	$15,777	$10	$13,408	$1,351	$30,546
Fair value of operations received	52,351	18,416	—	—	70,767

Total purchase price	68,128	18,426	13,408	1,351	101,313

Allocated as follows:
Working capital assumed:
Cash and cash equivalents	1	210	84	—	295
Accounts receivable	7,417	868	—	—	8,285
Prepaid expenses and other current assets	254	—	—	—	254
Accrued expenses and other current liabilities	(4,090)	(112)	—	(48)	(4,250)

Net working capital	3,582	966	84	(48)	4,584
Property and equipment	20,076	3,082	5,394	648	29,200
Accrued closure, post-closure and other obligations assumed	—	(312)	—	—	(312)

Net book value of assets acquired and liabilities assumed	23,658	3,736	5,478	600	33,472

Excess purchase price to be allocated	$44,470	$14,690	$7,930	$751	$67,841

Allocated as follows:
Goodwill	$28,341	$12,702	$5,709	$386	$47,138
Other intangible assets	16,129	1,988	2,221	365	20,703

Total allocated	$44,470	$14,690	$7,930	$751	$67,841

WASTE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.     BUSINESS COMBINATIONS (Continued)

  Changes to the initial purchase price allocation in 2007, for acquisitions completed in 2007, reduced goodwill by approximately $8.7 million. These changes primarily related to the valuation of property, equipment and other intangible assets acquired. Additionally, as of December 31, 2007 WSI has revised its original estimate for the future renewal terms of the Miami-Dade recycling agreement. As such, WSI has allocated an additional $19.6 million of intangible assets to goodwill.

  The weighted-average amortization period for intangible assets acquired during 2009, 2008 and 2007 is as follows:

	2009		2008		2007
	Amount Allocated	Weighted — Average Amortization Period (Years)	Amount Allocated	Weighted — Average Amortization Period (Years)	Amount Allocated	Weighted — Average Amortization Period (Years)
Customer relationships and contracts	$9,866	10.0	$—	—	$16,852	12.5
Non-competition agreements and other	872	5.9	136	5.0	3,851	5.2

Total other intangible assets acquired	$10,738	9.6	$136	5.0	$20,703	11.1

  Fair value for customer relationships and contracts is based on a discounted cash flow model that discounts the earnings attributable to acquired customers and considers attrition factors based on historically observed attrition rates in a particular market. Fair value for non-competition agreements is based on a discounted cash flow model that compares the present value of cash flows with and without the non-competition agreement in place, with the fair value of the agreement equal to the difference between the two scenarios.

  WSI believes the primary value of an acquisition is the opportunities made available to vertically integrate the operations or increase market presence within a geographic market. WSI expects goodwill generated from the acquisitions described in this note to be deductible for income tax purposes.

  The following pro forma unaudited condensed consolidated statement of operations data shows the results of WSI's continuing operations for the years ended December 31, 2009 and 2008 as if business combinations completed during these periods had occurred at the beginning of the respective period (in thousands except per share amounts):

	2009	2008
Revenue	$455,901	$509,396

Loss from continuing operations	$(2,689)	$(5,399)

Basic and diluted loss per share — continuing operations	$(0.06)	$(0.12)

Basic and diluted pro forma weighted average number of common shares outstanding	46,218	46,079

  The pro forma loss from continuing operations for 2009 in the above table includes a $16.7 million impairment charge for the Miami-Dade County Operations that was incurred prior to WSI's acquisition of these operations.

  The following pro forma unaudited condensed consolidated statement of operations data shows the results of WSI's continuing operations for the years ended December 31, 2008 and 2007 as if business combinations completed during these periods had occurred at the beginning of the respective period (in thousands except per share amounts):

	2008	2007
Revenue	$475,485	$488,459

Loss from continuing operations	$(2,691)	$(12,746)

Basic and diluted loss per share — continuing operations	$(0.06)	$(0.28)

Basic and diluted pro forma weighted average number of common shares outstanding	46,079	46,007

  The pro forma unaudited condensed consolidated results have been prepared for comparative purposes only and are not necessarily indicative of the actual results of operations had the acquisitions taken place as of the beginning of the respective periods, or the results of WSI's future operations. Furthermore, the pro forma results do not give effect to all cost savings or incremental costs that may occur as a result of the integration and consolidation of the acquisitions.

WASTE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.     BUSINESS COMBINATIONS (Continued)

  In January 2010, WSI acquired a permitted construction and demolition transfer station in Miami-Dade County, Florida from County Recycling and Waste Transfer ("County Recycling") for approximately $4.4 million in cash. WSI intends to use this facility as a platform to build its roll-off business in Miami-Dade County, Florida and to internalize the waste volume into WSI's existing landfill facilities.

  In January 2010, WSI acquired three material recovery facilities located on Vancouver Island, British Columbia from Vancouver Island Recycling Services ("Vancouver Island Recycling") for C$3.5 million in cash. This acquisition allows WSI to have more control over the marketing, sales and disposal of recyclables collected in its Vancouver Island operations.

  Details of the net assets acquired and cash used in business acquisitions for 2010 until the date these financial statements were filed are as follows:

	County Recycling	Vancouver Island Recycling	Total
Purchase price:
Cash paid	$4,415	$3,357	$7,772
Deferred purchase price	—	49	49

Total purchase price	$4,415	$3,406	$7,821

Allocated as follows:
Accrued expenses and other current liabilities	$(85)	$—	$(85)
Property and equipment	3,295	3,313	6,608
Other intangible assets	33	93	126

Fair value of assets acquired	$3,243	$3,406	$6,649

Goodwill allocation	$1,172	$—	$1,172

  The amounts allocated to assets acquired and liabilities assumed in the above table were determined using level three inputs and are preliminary estimates of fair value since WSI has not yet finalized the valuations associated with these assets and liabilities.

5.     DISCONTINUED OPERATIONS

  In March 2008, WSI sold its hauling and material recovery operations and a construction and demolition landfill site in the Jacksonville, Florida market to an independent third party. The proceeds from this sale approximated $56.7 million of cash, including working capital. At the time of close, WSI was actively pursuing an expansion at the landfill. If the construction and demolition landfill site did not obtain certain permits relating to an expansion, WSI would have been required to refund $10.0 million of the purchase price and receive title to the expansion property. Accordingly, at the time of closing WSI deferred this portion of the proceeds, net of its $3.0 million cost basis. During December 2008, the permits relating to the expansion were secured and the deferred gain was recognized. Simultaneously with the closing of the sale transaction WSI entered into an operating lease with the buyer for certain land and buildings used in the Jacksonville, Florida operations, for a term of five years at $0.5 million per year. Commencing in April 2009, the lessee had the option to purchase the leased assets for a purchase price of $6.0 million, which was exercised in 2009. Also at the time of close, WSI utilized $42.5 million of the proceeds to make a prepayment of the term loan under its Senior Secured Credit Facilities. Accordingly, WSI expensed approximately $0.5 million of unamortized debt issue costs relating to this retirement. WSI recognized a pre-tax gain on disposal of $18.4 million ($11.1 million net of tax) relative to the sale of Jacksonville. Included in the calculation of the gain on disposal for the Jacksonville operations was approximately $23.6 million of goodwill.

  In June 2007, WSI completed transactions to acquire WCA's hauling and transfer station operations near Fort Myers, Florida and to sell WSI's Texas operations to WCA. Additionally, as part of the transaction with WCA, WSI received $23.7 million in cash and issued a $10.5 million non-interest bearing promissory note with payments of $125,000 per month until June 2014. The net present value of the note at the time of closing was approximately $8.1 million. During 2007, WSI recognized a loss on disposal of $12.4 million for the Texas operations. No income tax provision or benefit has been attributed to the Texas disposal. There was no goodwill allocable to the Texas operations. The fair market value of $18.4 million of proceeds attributed to the Texas operations was determined by estimating the fair value of the WCA Florida operations received plus cash received of $23.7 million less the net present value of the note issued of $8.1 million plus working capital. WSI has determined that if WSI's Texas operations were held and used, WSI would not have recognized a long-lived asset impairment in prior periods.

  In March 2007, WSI completed transactions to acquire Allied Waste's South Florida operations and to sell WSI's Arizona operations to Allied Waste and paid $15.8 million including net working capital between the two operations and transaction costs. During 2007, WSI recognized a gain on disposal of $0.8 million for the Arizona operations. No income tax provision or benefit has been attributed to the

WASTE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.     DISCONTINUED OPERATIONS (Continued)

  Arizona disposal. Included in the calculation of the gain on disposal for the Arizona operations was approximately $21.0 million of goodwill. The fair market value of proceeds for WSI's Arizona operations was $52.4 million and was determined by estimating the fair value of the Allied Waste operations received.

  The following table summarizes WSI's proceeds and the resulting gain (loss) on sale for the dispositions discussed above:

	2008	2007
	Jacksonville Operations	Arizona Operations	Texas Operations	Total
Fair value of operations received	$—	$52,351	$18,416	$70,767
Cash received, net of promissory note issued relative to the Texas disposal	56,696	—	15,638	15,638
Less:
Carrying value of operations sold	38,331	51,588	46,424	98,012

Pre-tax gain (loss) on disposition of discontinued operations	$18,365	$763	$(12,370)	$(11,607)

  Subsequent to the disposal of WSI's Jacksonville, Florida operations, Texas operations and Arizona operations, WSI adjusted the pre-tax gain (loss) on disposal for the settlement of working capital of approximately $0.2 million for each transaction.

  WSI has presented the net assets and operations of its Jacksonville, Florida operations, Texas operations and Arizona operations as discontinued operations for all periods presented. Revenue from discontinued operations was $4.7 million and $37.1 million for the years ended December 31, 2008 and 2007, respectively. Pre-tax net income from discontinued operations was $0.7 million and $2.8 million for the years ended December 31, 2008 and 2007, respectively. The income tax provision for discontinued operations was $0.3 million and nil for the years ended December 31, 2008 and 2007, respectively. The transactions described above were completed prior to 2009 and accordingly, these operations did not impact WSI's 2009 results.

6.     PREPAID EXPENSES AND OTHER CURRENT ASSETS

  Prepaid expenses and other current assets consist of the following as of December 31, 2009 and 2008:

	2009	2008
Prepaid expenses	$10,934	$9,793
Parts and supplies	1,896	1,733
Other current assets	6,986	2,146

	$19,816	$13,672

7.     PROPERTY AND EQUIPMENT

  Property and equipment consist of the following as of December 31, 2009 and 2008:

	2009	2008
Land and buildings	$84,594	$74,497
Vehicles	159,788	141,650
Containers, compactors and landfill and recycling equipment	108,932	89,568
Furniture, fixtures, other office equipment and leasehold improvements	13,565	11,060

Total property and equipment	366,879	316,775
Less: Accumulated depreciation	(162,374)	(127,975)

Property and equipment, net	$204,505	$188,800

  Included in property and equipment are vehicles and equipment under capital leases with an aggregate cost of $1.0 million and $1.4 million as of December 31, 2009 and 2008, and related accumulated depreciation of $0.4 million and $0.5 million as of December 31, 2009 and 2008, respectively. Depreciation expense for continuing operations for property and equipment was $28.5 million, $28.7 million and $27.7 million for the years ended December 31, 2009, 2008 and 2007, respectively.

WASTE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.     LANDFILL SITES, ACCRUED CLOSURE, POST-CLOSURE AND OTHER OBLIGATIONS

  Landfill Sites

  Landfill sites consist of the following as of December 31, 2009 and 2008:

	2009	2008
Landfill sites	$277,115	$262,732
Less: Accumulated depletion	(80,773)	(66,100)

Landfill sites, net	$196,342	$196,632

  Changes in landfill sites for the years ended December 31, 2009, 2008, and 2007 are as follows:

	Year Ended December 31,
	2009	2008	2007
Balance at the beginning of the year	$196,632	$190,451	$187,796
Landfill site construction costs	5,631	8,773	14,605
Additional asset retirement obligations	1,449	1,632	2,832
Depletion	(9,808)	(9,858)	(16,718)
Purchase price adjustments for prior acquisitions	9	49	505
Acquisitions	—	8,877	—
Reclassification to conservatory	—	—	(1,028)
Effect of foreign exchange rate fluctuations	2,429	(3,292)	2,459

Balance at the end of the year	$196,342	$196,632	$190,451

  Accrued Closure, Post-Closure and Other Obligations

  Accrued closure, post-closure and other obligations consist of the following as of December 31, 2009 and 2008:

	2009	2008
Accrued closure and post-closure obligations	$14,698	$12,749
Accrued restructuring and severance costs	1,596	3,624
Capital lease obligations	—	568
Other obligations	3,140	2,458

	$19,434	$19,399

  Changes in accrued closure and post-closure obligations for the years ended December 31, 2009, 2008 and 2007 are as follows:

	Year Ended December 31,
	2009	2008	2007
Current portion at the beginning of the year	$7,589	$4,153	$5,570
Long-term portion at the beginning of the year	12,749	14,678	8,360

Balance at the beginning of the year	20,338	18,831	13,930
Additional asset retirement obligations	1,449	1,632	2,832
Accretion	640	773	562
Acquisitions	250	1,160	—
Payments	(4,482)	(339)	(1,098)
Purchase price allocation adjustments for prior acquisitions	—	—	1,301
Other additions	96	—	—
Effect of foreign exchange rate fluctuations	1,241	(1,719)	1,304

Balance at the end of the year	19,532	20,338	18,831
Less: Current portion	(4,834)	(7,589)	(4,153)

Long-term portion	$14,698	$12,749	$14,678

WASTE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.     LANDFILL SITES, ACCRUED CLOSURE, POST-CLOSURE AND OTHER OBLIGATIONS (Continued)

  The aggregate non-discounted annual payments required in respect of accrued closure and post-closure obligations for WSI's permitted landfill sites as of December 31, 2009 are as follows:

2010	$4,834
2011	1,114
2012	468
2013	4,298
2014	1,074
Thereafter	117,444

$129,232

  The above future expenditures for closure and post-closure obligations assume full utilization of permitted and probable expansion airspace.

9.     GOODWILL AND OTHER INTANGIBLE ASSETS

  Goodwill and other intangible assets consist of the following as of December 31, 2009 and 2008:

	2009	2008
Other intangible assets subject to amortization:
Customer relationships and contracts	$58,899	$48,997
Non-competition agreements and other	6,600	5,629

	65,499	54,626
Less: Accumulated amortization:
Customer relationships and contracts	(31,484)	(26,536)
Non-competition agreements and other	(3,472)	(2,133)

Other intangible assets subject to amortization, net	30,543	25,957
Goodwill	388,896	346,929

Goodwill and other intangible assets, net	$419,439	$372,886

  Changes in goodwill by reportable segment for the years ended December 31, 2009 and 2008 are as follows:

	2009
	Florida	Canada	Total
Balance at the beginning of the year	$263,428	$83,501	$346,929
Acquisitions	28,693	—	28,693
Effect of foreign exchange rate fluctuations	—	13,274	13,274

Balance at the end of the year	$292,121	$96,775	$388,896

	2008
	Florida	Canada	Total
Balance at the beginning of the year	$262,338	$102,603	$364,941
Acquisitions	1,506	—	1,506
Purchase price allocation adjustments for prior acquisitions	(416)	—	(416)
Effect of foreign exchange rate fluctuations	—	(19,102)	(19,102)

Balance at the end of the year	$263,428	$83,501	$346,929

WASTE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.     GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

  Amortization expense for other intangible assets was $6.2 million, $6.8 million and $10.5 million for the years ended December 31, 2009, 2008 and 2007, respectively. Estimated future amortization of other intangible assets based on balances and exchange rates existing at December 31, 2009 is as follows:

2010	$7,008
2011	6,050
2012	4,626
2013	3,096
2014	2,383
Thereafter	7,380

$30,543

10.   OTHER ASSETS

  Other assets consist of the following as of December 31, 2009 and 2008:

	2009	2008
Debt issue costs, net of accumulated amortization of $5,062 and $3,035 as of December 31, 2009 and 2008, respectively	$8,681	$8,538
Acquisition deposits and deferred acquisition costs	1,177	561
Other assets	525	549

	$10,383	$9,648

  Through the third quarter of 2008, WSI advanced $9.5 million towards the acquisition of a landfill development project in southwest Florida and incurred other third party costs relative to this project totaling $0.8 million. In the fourth quarter of 2008 WSI determined that the landfill development project was no longer economically viable, and as such WSI ceased pursuing any further investment in this project. Accordingly, WSI recognized a charge for the previous advances and capitalized costs of $10.3 million in December 2008.

11.   ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

  Accrued expenses and other current liabilities consist of the following as of December 31, 2009 and 2008:

	2009	2008
Deferred revenue	$14,055	$10,980
Accrued compensation, benefits and subcontractor costs	9,849	7,893
Accrued insurance premiums	6,559	6,123
Insurance reserves	5,855	6,505
Accrued waste disposal costs	5,358	7,964
Accrued closure and post-closure obligations	4,834	7,589
Accrued interest	4,737	3,702
Fair value of warrants	2,829	—
Accrued royalties and franchise fees	2,131	2,137
Accrued restructuring and severance costs	2,009	3,183
Accrued capital expenditures	969	2,204
Accrued professional fees	894	794
Current portion of capital lease obligations	570	315
Accrued acquisition costs	260	631
Other accrued expenses and current liabilities	2,898	2,782

	$63,807	$62,802

WASTE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.   DEBT

  Debt consists of the following as of December 31, 2009 and 2008:

	2009	2008
Credit Facilities:
U.S. dollar denominated revolving credit facility, floating rate at 3.7% and 4.5% as of December 31, 2009 and 2008, respectively	$30,000	$34,600
Canadian dollar denominated revolving credit facility, floating rate at 4.8% and 5.3% as of December 31, 2009 and 2008, respectively, net of discount of nil and $56 as of December 31, 2009 and 2008, respectively	5,709	27,699
U.S. dollar denominated term loan facility, floating interest rate at 3.7% and 4.5% as of December 31, 2009 and 2008, respectively, net of discount of $904 and $1,268 as of December 31, 2009 and 2008, respectively	35,994	38,125
Canadian dollar denominated term loan facility, floating interest rate at 4.0% and 5.3% as of December 31, 2009 and 2008, respectively, net of discount of $3,117 and $3,668 as of December 31, 2009 and 2008, respectively	113,228	103,505
Senior Subordinated Notes, fixed interest rate at 9.5%, due 2014, net of discount of $1,426 and $1,146 as of December 31, 2009 and 2008, respectively	208,574	158,854
Other secured notes payable, interest at 4.5% to 7.8%, due through 2025 (net of discount of $1,075 and $1,563 as of December 31, 2009 and 2008, respectively)	5,769	6,891
Other subordinated notes payable, interest at 6.7%, due through 2017	2,178	2,395

	401,452	372,069
Less: Current portion	(20,059)	(11,102)

Long-term portion	$381,393	$360,967

  The aggregate annual principal repayments required with respect to debt as of December 31, 2009 are as follows:

	U.S. Dollar Denominated Debt (US$)	Canadian Dollar Denominated Debt (C$)
2010	$6,314	$14,871
2011	8,230	21,481
2012	12,735	36,353
2013	46,742	55,570
2014	211,052	—
Thereafter	847	—

Future maturities — gross	285,920	128,275
Note discounts	(3,405)	(3,276)

Future maturities — net	$282,515	$124,999

  Senior Secured Credit Facilities

  On October 8, 2008 WSI refinanced its Senior Secured Credit Facilities with new Senior Secured Credit Facilities (the "Credit Facilities") with a consortium of new lenders. The Credit Facilities provide for a revolving credit facility of $124.8 million, which is available to WSI's U.S. operations or Canadian operations, in U.S. or Canadian dollars, and C$16.3 million, which is available to WSI's Canadian operations. The new Credit Facilities also provide for term loans with initial principal balances of $39.9 million to WSI's U.S. operations and C$132.2 million to WSI's Canadian operations. The revolver commitments terminate on October 8, 2013 and the term loans mature in specified quarterly installments through October 8, 2013. The Credit Facilities are available to WSI as base rate loans, Eurodollar loans or Bankers Acceptance loans, plus an applicable margin, as defined, at WSI's option in the respective lending jurisdiction. The Credit Facilities are secured by all of WSI's assets, including those of WSI's domestic and foreign subsidiaries, and are guaranteed by all of WSI's domestic and foreign subsidiaries. As of December 31, 2009, there was $30.0 million and C$6.0 million outstanding on the U.S. dollar denominated revolving credit facility and Canadian dollar denominated revolving credit facility, respectively, and $11.6 million and C$9.9 million of revolver capacity was used to support outstanding letters of credit in the U.S. and Canada, respectively. As of December 31, 2009, WSI had unused availability of $83.7 million under its revolving credit facilities, subject to certain conditions.

WASTE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.   DEBT (Continued)

  WSI's Credit Facilities contain certain financial and other covenants that restrict WSI's ability to, among other things, make capital expenditures, incur indebtedness, incur liens, dispose of property, repay debt, pay dividends, repurchase shares and make certain acquisitions. WSI's financial covenants include: (i) maximum total leverage; (ii) maximum senior secured leverage; and (iii) minimum interest coverage. The covenants and restrictions limit the manner in which WSI conducts its operations and could adversely affect WSI's ability to raise additional capital. As of December 31, 2009, WSI was in compliance with the financial covenants.

  WSI's Senior Secured Credit Facilities outstanding prior to the October 2008 refinancing (the "Prior Credit Facilities") were governed by WSI's Second Amended and Restated Credit Agreement, entered into on December 28, 2006, as amended, with Lehman Brothers Inc. as Arranger and the other lenders named in the Prior Credit Facilities. The Prior Credit Facilities consisted of a revolving credit facility in the amount of $65.0 million, of which $45.0 million was available to WSI's U.S. operations and $20.0 million to its Canadian operations, and a term loan facility in the amount of $231.4 million. The revolver commitments were scheduled to terminate on April 30, 2009 and the term loans matured in specified quarterly installments through March 31, 2011.

  Other Secured Notes Payable

  Included in WSI's other secured notes payable is a $10.5 million non-interest bearing promissory note with payments of $125,000 per month until June 2014. The note was entered into as part of WSI's transactions with WCA to acquire certain of WCA's assets in Florida and sell WSI's Texas operations. The net present value of the remaining payments due under the note as of December 31, 2009 approximates $5.7 million, and will accrete at 7.8%. The note is secured by the transfer station acquired from WCA.

  Senior Subordinated Notes

  On April 30, 2004, WSI completed a private offering of 9 1/2% Senior Subordinated Notes ("Senior Subordinated Notes") due 2014 for gross proceeds of $160.0 million. On September 21, 2009 WSI completed an additional private placement of $50.0 million aggregate principal of its Senior Subordinated Notes, with terms identical to the initial offering. This additional private placement resulted in gross proceeds of $49.5 million with an additional $2.1 million received from the purchasers for accrued interest. The Senior Subordinated Notes mature on April 15, 2014. Interest on the Senior Subordinated Notes is payable semiannually on October 15 and April 15. The Senior Subordinated Notes are redeemable, in whole or in part, at WSI's option, on or after April 15, 2009, at a redemption price of 104.75% of the principal amount, declining ratably in annual increments to par on or after April 15, 2012, together with accrued interest to the redemption date. Upon a change of control, as such term is defined in the Indenture, WSI is required to offer to repurchase all the Senior Subordinated Notes at 101.0% of the principal amount, together with accrued interest and liquidated damages, if any, and obtain the consent of its senior lenders to such payment or repay indebtedness under its Credit Facilities.

  The Senior Subordinated Notes are unsecured and are subordinate to WSI's existing and future senior secured indebtedness, including its Credit Facilities, rank equally with any unsecured senior subordinated indebtedness and senior to its existing and future subordinated indebtedness. WSI's obligations with respect to the Senior Subordinated Notes, including principal, interest, premium, if any, and liquidated damages, if any, are fully and unconditionally guaranteed on an unsecured, senior subordinated basis by all of WSI's existing and future domestic and foreign restricted subsidiaries.

  Prior to the October 2008 restructuring of WSI's Senior Secured Credit Facilities, its Canadian operations were not guarantors under the Senior Subordinated Notes. Simultaneously with entering into WSI's new Credit Facilities in October 2008, certain amendments to the governing Indenture to the Senior Subordinated Notes became operative. These amendments enabled WSI's Canadian subsidiaries, upon becoming guarantors of the Senior Subordinated Notes, to incur indebtedness to the same extent as other guarantors of the notes and allowed for the refinancing of WSI's Senior Secured Credit Facilities. Following the amendments to the Indenture, WSI's obligations with respect to the Senior Subordinated Notes, including principal, interest, premium, if any, and liquidated damages, if any, are fully and unconditionally guaranteed on an unsecured, senior subordinated basis by all of WSI's existing and future domestic and foreign restricted subsidiaries.

  The Senior Subordinated Notes contain certain covenants that, in certain circumstances and subject to certain limitations and qualifications, restrict, among other things: (i) the incurrence of additional debt; (ii) the payment of dividends and repurchases of stock; (iii) the issuance of preferred stock and the issuance of stock of WSI's subsidiaries; (iv) certain investments; (v) transactions with affiliates; and (vi) certain sales of assets. The indenture relating to WSI's Senior Subordinated Notes contains cross default provisions (i) should WSI fail to pay the principal amount of other indebtedness when due (after applicable grace periods) or the maturity date of that indebtedness is accelerated and the amount in question is $10.0 million or more or (ii) should WSI fail to pay judgments in excess of $10.0 million in the aggregate for more than 60 days.

WASTE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.   COMMITMENTS AND CONTINGENCIES

  Leases

  The following is a schedule of future minimum lease payments as of December 31, 2009:

	Capital Leases	Operating Leases
2010	$585	$4,320
2011	—	4,147
2012	—	3,813
2013	—	3,476
2014	—	1,959
Thereafter	—	3,504

	585	$21,219

Less: Amount representing interest	(15)

Current portion of capital lease obligations	$570

  WSI has entered into operating lease agreements, primarily consisting of leases for its various facilities. Total rent expense under operating leases charged to operations was approximately $4.4 million, $4.2 million and $5.2 million for the years ended December 31, 2009, 2008 and 2007, respectively. WSI leased certain heavy equipment and hauling vehicles under capital lease agreements. The assets related to these leases have been capitalized and are included in property and equipment.

  In November 2009, WSI entered into a direct financing lease facility to finance its fleet purchases in Florida. WSI has availability under this lease facility through June 2010 of up to $6.2 million, and leases can extend for five or six years. Vehicles purchased under the facility would be ineligible for tax deprecation deductions. Leases under the facility will be treated as a capital lease and considered as secured debt for purposes of WSI's Credit Facilities. As of February 22, 2010 the facility remains undrawn.

  Surety Bonds and Letters of Credit

  Municipal solid waste service and other service contracts, permits and licenses to operate transfer stations, landfills and recycling facilities may require performance or surety bonds, letters of credit or other means of financial assurance to secure contractual performance. To collateralize its obligations WSI has provided customers, various regulatory authorities and its insurer with such bonds and letters of credit amounting to approximately $80.9 million and $83.8 million as of December 31, 2009 and 2008, respectively. The majority of these obligations expire each year and will need to be renewed.

  Environmental Risks

  WSI is subject to liability for environmental damage that its solid waste facilities may cause, including damage to neighboring landowners or residents, particularly as a result of the contamination of soil, groundwater or surface water, including damage resulting from conditions existing prior to the acquisition of such facilities. Pollutants or hazardous substances whose transportation, treatment or disposal was arranged by WSI or WSI's predecessors, may also subject WSI to liability for any off-site environmental contamination caused by these pollutants or hazardous substances.

  Any substantial liability for environmental damage incurred by WSI could have a material adverse effect on WSI's financial condition, results of operations or cash flows. As of the date of these Consolidated Financial Statements, WSI estimates the range of reasonably possible losses related to environmental matters to be insignificant and is not aware of any such environmental liabilities that would be material to its operations or financial condition.

  Collective Bargaining Agreements

  As of December 31, 2009, approximately 55% of WSI's employees in Canada were subject to various collective bargaining agreements. Currently, there are no significant grievances with regards to these agreements.

  Legal Proceedings

  In the normal course of WSI's business and as a result of the extensive governmental regulation of the solid waste industry, WSI may periodically become subject to various judicial and administrative proceedings involving federal, provincial, state or local agencies. In these proceedings, an agency may seek to impose fines on WSI or revoke or deny renewal of an operating permit or license that is

WASTE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.   COMMITMENTS AND CONTINGENCIES (Continued)

  required for its operations. From time to time, WSI may also be subject to actions brought by citizens' groups, adjacent landowners or residents in connection with the permitting and licensing of transfer stations and landfills or allegations related to environmental damage or violations of the permits and licenses pursuant to which WSI operates. In addition, WSI may become party to various claims and suits for alleged damages to persons and property, alleged violations of certain laws and alleged liabilities arising out of matters occurring during the normal operation of a waste management business.

  No provision has been made in these Consolidated Financial Statements for the above matters. WSI does not currently believe that the possible losses in respect of outstanding litigation matters would have a material adverse impact on WSI's business, financial condition, results of operations or cash flows.

  Registration Payment Arrangement

  In connection with the additional private placement of Senior Subordinated Notes completed on September 21, 2009, WSI entered into a Registration Rights Agreement with the initial purchasers of these notes in which WSI agreed to (i) file a registration statement with respect to the Senior Subordinated Notes within 120 days of the closing date of the issuance of the notes, or the issuance date, pursuant to which WSI will exchange the Senior Subordinated Notes for registered notes with terms identical to the Senior Subordinated Notes; (ii) have such registration statement declared effective within 210 days of the closing date; (iii) maintain the effectiveness of such registration statement for minimum periods specified in the agreement; and (iv) file a shelf registration statement in the circumstances and within the time periods specified in the agreement. If WSI does not comply with these obligations, WSI will be required to pay liquidated damages, in cash, in an amount equal to $0.05 per week per $1,000 in principal amount of the unregistered Senior Subordinated Notes for each week that the default continues, for the first 90-days following default. Thereafter, the amount of liquidated damages will increase by an additional $0.05 per week per $1,000 in principal amount of unregistered Senior Subordinated Notes for each subsequent 90-day period until all defaults have been cured, to a maximum of $0.50 per week per $1,000 in principal amount of unregistered Senior Subordinated Notes outstanding. Liquidated damages, if any, are payable at the same time as interest payments due under the Senior Subordinated Notes. As of the date of this filing, WSI expects to be subject to penalty payments under this Registration Rights Agreement, and has accrued $0.1 million for such penalties as of December 31, 2009.

  Restructuring and Severance Related Commitments

  Effective August 23, 2007, WSI entered into a separation agreement with Mr. Charles Wilcox WSI's former President and Chief Operating Officer. The agreement provides for salary continuation and benefits until December 31, 2010. In addition, WSI agreed that his outstanding stock options would remain outstanding until their original expiry date. Accordingly, WSI recorded a charge for severance costs of $3.3 million and additional stock-based compensation of $0.7 million during 2007. As of December 31, 2009 and 2008, $1.0 million and $1.9 million remains accrued relative to Mr. Wilcox's separation agreement.

  During the fourth quarter of 2008, WSI completed a restructuring of corporate overhead and other administrative and operational functions. The plan included the closing of WSI's U.S. corporate office and the consolidation of corporate administrative functions to its headquarters in Burlington, Ontario, reductions in staffing levels in both overhead and operational positions and the termination of certain consulting arrangements. In connection with the execution of the plan, in the fourth quarter of 2008 WSI recognized a charge of $6.9 million for selling, general and administrative expense, which consists of (i) $3.6 million for severance and related costs, (ii) $0.9 million for rent, net of estimated sub-let income of $0.7 million, due to the closure of WSI's U.S. corporate office and (iii) $2.4 million for the termination of certain consulting arrangements, the majority of which relate to agreements WSI had entered into with previous owners of businesses that were acquired. As of December 31, 2009 and 2008, $2.6 million and $5.0 million remains accrued relative to the plan, respectively. The following table summarizes the activity for the 2008 restructuring discussed above and related accrual:

	Severance and Related Costs	Rent	Consulting	Total
Balance at October 1, 2008	$—	$—	$—	$—
Charges	3,596	924	2,351	6,871
Payments	(131)	—	(1,539)	(1,670)
Foreign exchange and other	(227)	60	—	(167)

Balance at December 31, 2008	3,238	984	812	5,034
Changes in estimates and other provisions	(86)	(87)	—	(173)
Payments	(1,868)	(323)	(250)	(2,441)
Foreign exchange and other	208	—	—	208

Balance at December 31, 2009	$1,492	$574	$562	$2,628

WASTE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.   COMMITMENTS AND CONTINGENCIES (Continued)

  In addition, during the fourth quarter of 2008 WSI expensed and paid $0.2 million of restructuring in conjunction with its cost of operations.

  During October 2009 WSI entered into a sublease of its former U.S. corporate office. This sublease is for an initial term of three years for approximately $0.2 million per year commencing November 1, 2009, and includes a three year extension term at the discretion of the tenant, which WSI has assumed will occur. WSI's original estimates have been revised to reflect these circumstances and other changes based on revised information. Should WSI's assumptions require future revision as additional information becomes available, WSI may have additional charges in future periods.

  Purchase Agreement

  During July 2009, WSI entered into an agreement to acquire 875 acres of agricultural land in Hardee County, Florida, subject to the land being permitted for the operation of a Class I landfill. The purchase price, at the seller's option, will be either (i) a lump sum payment of $10.0 million to $11.6 million depending on the timing of the closing of the transaction and payable on closing or (ii) a portion of the lump sum payment at closing, ranging from $1.0 million to $7.0 million, plus a future stream of annual payments calculated as the greater of a specified annual minimum, ranging from $0.2 million to $0.5 million, or a percentage of revenues from the operation of the landfill, until the property ceases to be used for landfill related operations, but not less than twenty years.

  Other Commitments

  From time to time and in the ordinary course of business WSI may enter into certain acquisitions whereby WSI will also enter into a royalty agreement. These agreements are usually based on the amount of waste deposited at WSI's landfill sites, or in certain instances its transfer stations. Royalties are expensed as incurred and recognized as a cost of operations.

14.   CAPITAL STOCK

  Migration Transaction

  Effective July 31, 2004, WSI entered into a migration transaction by which its corporate structure was reorganized so that Waste Services, Inc. became the ultimate parent company of WSI's corporate group. Prior to the migration transaction, WSI was a subsidiary of Waste Services (CA) Inc. After the migration transaction, Waste Services (CA) Inc. became WSI's subsidiary.

  The migration transaction occurred by way of a plan of arrangement under the Business Corporations Act (Ontario) and consisted primarily of: (i) the exchange of 29,219,011 common shares of Waste Services (CA) Inc. for 29,219,011 shares of WSI common stock; and (ii) the conversion of the remaining 3,076,558 common shares of Waste Services (CA) Inc. held by non-U.S. residents and who elected to receive exchangeable shares into 9,229,676 exchangeable shares of Waste Services (CA) Inc., which are exchangeable into 3,076,558 shares of WSI common stock. The transaction was approved by the Ontario Superior Court of Justice on July 30, 2004 and by WSI stockholders at a special meeting held on July 27, 2004.

  The terms of the exchangeable shares of Waste Services (CA) Inc. were the economic and functional equivalent of WSI common stock. Holders of exchangeable shares (i) were entitled to receive the same dividends as holders of shares of WSI common stock and (ii) were entitled to vote on the same matters as holders of shares of WSI common stock. Such voting was accomplished through the one share of Special Voting Preferred Stock held by Computershare Trust Company of Canada as trustee, who voted on the instructions of the holders of the exchangeable shares (one-third of one vote for each exchangeable share). Holders of exchangeable shares also had the right to exchange their exchangeable shares for shares of WSI common stock on the basis of one-third of a share of WSI common stock for each one exchangeable share. Upon the occurrence of certain events, such as the liquidation of Waste Services (CA) Inc., or after the redemption date, WSI's Canadian holding company, Capital Environmental Holdings Company had the right to purchase each exchangeable share for one-third of one share of WSI common stock, plus all declared and unpaid dividends on the exchangeable share and payment for any fractional shares.

  During the second quarter of 2009, all remaining exchangeable shares of Waste Services (CA) Inc. not owned by affiliates were exchanged for shares of WSI common stock.

  Equity Based Compensation Plans

  WSI has a 1997 Stock Option Plan, a 1999 Stock Option Plan and a 2007 Equity and Performance Incentive Plan (the "2007 Plan"), which was approved by the stockholders on November 2, 2007 and supersedes the 1997 and 1999 Stock Option Plans. All options issued under the 1999 Stock Option Plan prior to the adoption of the 2007 Plan remain outstanding but no new options will be granted under the 1999 Stock Option Plan. No options remained outstanding under the 1997 Stock Option Plan as of January 1, 2007. All options granted under the 1997 and 1999 Stock Option Plans were granted at or above market price, at the time of grant.

WASTE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.   CAPITAL STOCK (Continued)

  Under the 2007 Plan, the maximum number of shares that will be available for award will not exceed 4,500,000 shares of WSI common stock. As of December 31, 2009, there were 2,771,417 shares available for grant under the 2007 Plan. The 2007 Plan permits WSI's board of directors to make the following types of awards, or any combination of such awards:

  •
  Option Rights (either non-qualified or incentive stock options)

  •
  Stock Appreciation Rights

  •
  Restricted Stock

  •
  Restricted Stock Units

  •
  Performance Compensation Awards

  •
  Stock Bonuses

  No single participant may be granted awards of Option Rights and Stock Appreciation Rights with respect to more than 450,000 shares of WSI common stock in any one year. No more than 450,000 shares of WSI common stock may be earned under the 2007 Plan by any single participant in performance compensation awards granted for any one calendar year during any one performance period. To the extent that a performance compensation award is paid other than in stock, the amount of such performance award cannot exceed the fair market value of 450,000 shares of WSI common stock. If any award is forfeited or if any Option Rights terminate, expire or lapse without being exercised, such shares will be available for future grants, as will shares used to pay the exercise price of an option or that are withheld to satisfy a participant's withholding tax obligation on the exercise of an award under the 2007 Plan.

  The maximum term of any Option Rights granted under the 2007 Plan will be ten years from the date of grant (or five years in the case of a qualified option granted to a 10% stockholder). The exercise price for all Option Rights may not be less than the fair market value, defined as the closing sale price per share on NASDAQ of WSI common stock on the date of grant. Unless otherwise specified by the Compensation Committee at the time of grant, Option Rights issued under the 2007 Plan will vest 1/3 on the first anniversary of the grant date and 1/3 on each of the two successive anniversary dates.

  Under the 2007 Plan, Stock Appreciation Rights ("SAR") may be granted in tandem with Option Rights or may be awarded independent of the grant of Option Rights. Where a SAR is granted in tandem with Option Rights, the SAR will be subject to terms similar to the terms of the corresponding Option Rights. The term of a SAR granted independent of any Option Rights will be fixed by the Compensation Committee at the time of the grant, together with the other terms and conditions of its exercise, subject to a maximum term of 10 years. Unless otherwise specified by the Compensation Committee at the time of grant, SARs will vest 1/3 on the first anniversary of the grant date and 1/3 on each of the two successive anniversary dates.

  Restricted Stock may be awarded under the 2007 Plan on such terms and conditions as the Compensation Committee may determine at the time of the award. Unless otherwise specified by the Compensation Committee at the time of the award, Restricted Stock will vest as to 1/3 on the first anniversary of the award and 1/3 on each of the next two successive anniversary dates. Similarly, the Compensation Committee may make awards of Restricted Stock Units subject to such terms and conditions as the Compensation Committee may determine.

  The 2007 Plan also authorizes the Compensation Committee to grant awards of WSI common stock or other awards denominated in common stock alone or in tandem with other awards, under such terms and conditions as the Compensation Committee may determine. The Compensation Committee may grant any award under the 2007 Plan in the form of a performance compensation award by making the vesting of the award conditional on the satisfaction of certain pre-established performance objectives, including those detailed in the 2007 Plan.

  Options granted under the 1999 Stock Option Plan to non-employee directors vested one year from the date of grant. Options granted to employees vested after the second anniversary of the grant date. No option will remain exercisable later than five years after the grant date, unless the Compensation Committee determines otherwise. Upon a change of control event, options become immediately exercisable. Certain of WSI's options are priced in U.S. dollars and certain options are priced in Canadian dollars. Stock option activity for 2009 for employee options covered by one of WSI's stock option plans described above is as follows:

		Weighted Average Exercise Price
	Number of Shares Issuable	US$ Options	C$ Options (C$)
Common shares issuable under option grants —
Beginning of the year	2,218,965	$12.29	$20.41
Granted	282,500	4.33	—
Forfeited	(49,667)	8.45	—
Expired	(1,332,315)	14.16	20.41

End of the year	1,119,483	8.59	—

WASTE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.   CAPITAL STOCK (Continued)

  No options were exercised in 2009 or 2008. Options to acquire 71,666 shares of WSI common stock were exercised during 2007, and the total intrinsic value of these options was less than $0.1 million. The weighted-average grant-date fair value of options granted was $2.40, $5.55 and $5.94 for the years ended December 31, 2009, 2008 and 2007, respectively. The fair value of options granted is estimated using a Black-Scholes option pricing model using the following assumptions:

	2009	2008	2007
Annual dividend yield	—	—	—
Weighted average expected life (years)	7.0	7.0	3.0
Risk-free interest rate	2.6%	3.2%	4.5%
Expected volatility	52%	61%	92%

  Expected volatility is based primarily on historical volatility. Historical volatility was computed using daily stock price observations for a term commensurate with the expected life of the options issued. WSI believes this method produces an estimate that is representative of its expectations of the volatility over the expected life of its options. WSI currently has no reason to believe future volatility over the expected life of these options is likely to differ materially from historical volatility. The weighted-average expected life is based on share option exercises, pre and post vesting terminations and share option term expirations. The risk-free interest rate is based on the U.S. treasury security rate estimated for the expected life of the options at the date of grant.

  WSI estimates forfeitures when recognizing compensation expense and adjusts this estimate over the requisite service period should actual forfeitures differ from such estimates. Changes in estimated forfeitures are recognized through a cumulative adjustment, which is recognized in the period of change and which impacts the amount of unamortized compensation expense to be recognized in future periods.

  As of December 31, 2009, $0.7 million of total unrecognized compensation cost related to unvested employee stock options is expected to be recognized over a weighted average period of approximately 1.7 years. Additional information relative to WSI's employee options outstanding at December 31, 2009 is summarized as follows:

	Shares Issuable for Options Outstanding	Shares Issuable for Options Vested or Expected to Vest	Shares Issuable for Options Exercisable
Number of common shares underlying options	1,119,483	1,022,896	748,948
Aggregate intrinsic value of options	$1,293	$—	$—
Weighted average remaining contractual term (years)	3.3	3.1	2.0
Weighted average exercise price	$8.59	$8.85	$10.00

  As of December 31, 2009, all stock options outstanding were denominated in U.S. dollars. The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between WSI's closing stock price on the last trading day of 2009 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2009.

  During 2008, WSI granted 742,500 restricted stock units ("RSU's") to certain employees and directors, which are eligible to vest in three equal tranches over each of the next three years following the grant, and are contingent on the achievement of specific annual performance criteria. During 2008, 55,000 of these RSU's were forfeited. The aggregate fair value of the first tranche of restricted stock units is approximately $2.2 million, or $9.02 per unit, of which a total of $1.6 million has been expensed based on the achievement of specific performance criteria for 2008. WSI recognized $0.7 million of this expense in the first quarter of 2009. A total of 171,875 shares with an aggregate fair value of $0.7 million vested in the first quarter of 2009. Performance criteria for the second tranche of the 2008 grant were set in the first quarter of 2009 and resulted in an aggregate fair value for the second tranche of $1.1 million, or $4.76 per unit, which is being expensed based on WSI's estimate of achieving the specific performance criteria for 2009 on a straight-line basis over the requisite service period. WSI expects performance criteria for the third tranche of this grant to be specified in the first quarter of 2010.

  In the first quarter of 2009, WSI granted 628,500 RSU's to certain employees and directors, which are eligible to vest in three equal tranches over each of the three years following the grant, and are also contingent on the achievement of specific annual performance criteria. The fair value of the first tranche of RSU's of approximately $0.9 million, or $4.33 per unit, is being expensed based on WSI's estimate of achieving the specific performance criteria for 2009 on a straight-line basis over the requisite service period. WSI expects performance criteria for the second and third tranches of this grant to be specified during the year in which they are eligible to vest.

WASTE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.   CAPITAL STOCK (Continued)

  Activity for the year ended December 31, 2009 for WSI's RSU's for which performance based vesting criteria have been specified is as follows (aggregate intrinsic value in thousands):

	Number of Shares	Weighted Average Grant Value	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Nonvested restricted stock units —
Beginning of the period	229,158	$9.02	0.3	$1,508
Granted	438,669	4.55
Vested	(171,875)	9.02
Forfeited	(3,751)	5.04

End of the period	492,201	5.07	0.2	$4,484

  As of December 31, 2009, the performance criteria for 100.0% of both the second tranche of the 2008 RSU grant and first tranche of the 2009 RSU grant were met and the shares will vest in March 2010. Upon a change of control event, all outstanding RSU's, including those for which performance based criteria have not yet been specified, will vest automatically. As of December 31, 2009, $0.4 million of total unrecognized compensation cost related to unvested restricted stock units is expected to be recognized over a weighted average period of approximately 0.2 years.

  Warrants

  WSI has outstanding warrants to purchase shares of its common stock. Activity for 2009 for shares issuable upon exercise of these warrants, which expire at various dates through September 2011, is summarized as follows (aggregate intrinsic value in thousands):

	Number of Shares Issuable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at the beginning of the year	3,317,695	$9.47	1.3	$—
Exercised during the year	—	—
Expired during the year	(513,000)	12.68

Outstanding at the end of the year	2,804,695	8.88	0.5	651

  As of December 31, 2009, all warrants outstanding are exercisable.

  Effect of Proposed Merger with IESI-BFC on Stock Options, RSU's and Warrants

  Should the merger with IESI-BFC be completed, WSI's outstanding stock options, RSU's and warrants will be treated as follows:

  Options.    Immediately prior to the effective time of the merger, each option to purchase shares of WSI common stock that is outstanding, whether or not then vested or exercisable, will become fully vested and exercisable. Upon completion of the merger, each option to purchase shares of WSI common stock outstanding under any of WSI's stock incentive plans will be assumed by IESI-BFC and will automatically convert into an option to purchase IESI-BFC common shares, on the same terms and conditions as were applicable to the Waste Services stock options prior to the merger, equal to the product of (a) the number of shares of WSI common stock subject to the Waste Services stock option and (b) 0.5833, rounded up to the nearest whole IESI-BFC common share, at an exercise price per share equal to the quotient obtained by dividing (x) the exercise price per share of the Waste Services stock option, by (y) 0.5833, rounded up to the nearest one-hundredth of one cent.

  RSU's.    Each outstanding restricted stock unit, or RSU, granted by WSI under its stock incentive plans will become fully vested immediately prior to the merger, and the holder of such vested RSU will be issued shares of Waste Services common stock. Those shares of WSI common stock will be treated at the effective time of the merger in the same way as all other shares of WSI common stock.

  Warrants.    In general, at the effective time of the merger, each warrant to purchase shares of Waste Services common stock that is outstanding and unexercised immediately prior to the merger will be assumed by IESI-BFC, subject to the same terms and conditions as

WASTE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.   CAPITAL STOCK (Continued)

  were applicable to the Waste Services warrants prior to the merger, and automatically converted into a warrant to purchase a number of IESI-BFC common shares equal to the product obtained by multiplying (a) the number of shares of WSI common stock subject to the Waste Services warrant and (b) 0.5833, rounded up to the nearest whole IESI-BFC common share, at an exercise price per share equal to the quotient obtained by dividing (i) the per share exercise price of WSI common stock subject to the Waste Services warrant by (ii) 0.5833, rounded up to the nearest one-hundredth of one cent.

15.   INCOME TAXES

  The income tax provision from continuing operations was $11.2 million, $6.2 million and $14.4 million for the years ended December 31, 2009, 2008 and 2007, respectively. The income tax provision from discontinued operations was $7.5 million for the year ended December 31, 2008 and nil for the years ended December 31, 2009 and 2007. The income tax provision for continuing and discontinued operations for the years ended December 31, 2009, 2008 and 2007 consists of the following:

	2009	2008	2007
Current:
Federal and state	$—	$—	$—
Canada	5,721	8,760	9,119

Current income tax provision	5,721	8,760	9,119

Deferred:
Federal and state	7,203	4,493	5,257
Canada	(1,678)	451	61

Deferred income tax provision	5,525	4,944	5,318

Income tax provision	$11,246	$13,704	$14,437

  For 2009, the provision for income taxes was comprised of $7.2 million for WSI's U.S. operations and parent company and $4.0 million for WSI's Canadian operations. For 2008, the provision for income taxes from continuing operations was comprised of a $3.0 million benefit for WSI's U.S. operations and parent company and a $9.2 million provision for WSI's Canadian operations. WSI provides a 100% valuation allowance for its net operating loss carry-forwards generated in the United States. However, as a result of the gain of $18.4 million on the sale of WSI's Jacksonville, Florida operations in 2008, WSI has benefited $7.5 million of its previously fully reserved deferred tax assets for net operating loss carry-forwards and reversed $2.6 million of excess deferred tax liabilities related to goodwill. In addition to the valuation allowance recorded for WSI's net operating loss carry-forwards generated in the U.S., WSI also provides deferred tax liabilities generated by its tax deductible goodwill. The effect of not benefiting WSI's domestic net operating loss carry-forwards and separately providing deferred tax liabilities for its tax deductible goodwill is to increase its domestic effective tax rate above the statutory amount that would otherwise be expected. For each of the years ended December 31, 2009, 2008 and 2007, the portion of WSI's domestic deferred provision related to goodwill approximated $7.2 million, $7.1 million and $7.0 million, respectively. For 2007, the domestic provision was lower than would be expected as the sale of WSI's Arizona operations during the first quarter of 2007 generated a reversal of excess deferred tax liabilities of approximately $1.8 million.

  WSI recognizes a provision for foreign taxes on its Canadian income including taxes for stock-based compensation, which is a non-deductible item for income tax reporting in Canada. Since stock-based compensation is a non-deductible expense and a permanent difference, WSI's future effective rate in Canada is affected by the level of stock-based compensation incurred in a particular period. For the years ended December 31, 2009 and 2008 and 2007, WSI paid C$6.5 million, C$18.7 million and C$4.2 million in cash relative to each year's actual and the following year's estimated tax liabilities in Canada.

  WSI's pre-tax income (loss) from continuing and discontinued operations for the years ended December 31, 2009, 2008 and 2007 consisted of the following:

	2009	2008	2007
United States	$8,829	$(4,021)	$(37,114)
Canada	16,471	27,288	28,437

	$25,300	$23,267	$(8,677)

WASTE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.   INCOME TAXES (Continued)

  The reconciliation of the difference between income taxes from continuing and discontinued operations at the statutory U.S. federal and Canadian federal and provincial income tax rates and the income tax provision for the years ended December 31, 2009, 2008 and 2007 is as follows:

	2009	2008	2007
Provision at statutory rate	$8,602	$7,911	$(2,950)
Foreign rate differential	(362)	(464)	284
Changes in foreign tax rate	(1,848)	(244)	(922)
State, net of federal benefit	1,667	(221)	125
Non-deductible stock based compensation	563	458	248
Non-deductible interest expense	—	—	571
Non-deductible foreign exchange loss (gains)	(4)	244	(29)
Other permanent differences	895	86	426
Distributed earnings in foreign subsidiary	22,892	11,363	6,645
Valuation allowance	(21,159)	(5,429)	10,039

Income tax provision	$11,246	$13,704	$14,437

  Deferred income tax assets and liabilities consist of the following as of December 31, 2009 and 2008:

	2009	2008
Deferred income tax assets:
Tax loss carry forward — U.S	$25,375	$42,397
Foreign tax credit carry forward — U.S.	14,567	8,535
Tax basis in intangible assets in excess of book basis — U.S	7,202	6,326
Stock-based compensation — U.S	2,817	2,362
Accruals not currently deductible — U.S	5,165	9,985
Tax loss carryforwards and capital loss carry-forwards — Canada	6,632	6,931
Tax basis in assets in excess of book basis — Canada	1,372	1,107
Accruals not currently deductible — Canada	2,503	2,270
Less: Valuation allowance — U.S and Canada	(53,240)	(69,292)

Net deferred tax assets	12,393	10,621
Deferred income tax liabilities:
Book basis in property and equipment in excess of tax basis — US	(8,518)	(7,244)
Book basis in goodwill in excess of tax basis — U.S	(32,828)	(25,620)
Book basis in property and equipment and goodwill in excess of tax basis — Canada	(10,959)	(10,055)

Net deferred income tax liability	$(39,912)	$(32,298)

  As of December 31, 2009, WSI has approximately $59.1 million of gross U.S. net operating loss carry-forwards that expire from 2023 to 2029. As of December 31, 2009, WSI has foreign tax credit carry-forwards of approximately $14.6 million that expire in 2018 and 2019. As of December 31, 2009, WSI also has a C$27.0 million capital loss carry-forward at Waste Services (CA) Inc. ("WSI (CA)") that has no expiration, but would no longer be available following a change of control. Due to the fact that WSI does not expect to generate capital gains at WSI (CA), WSI has provided a full valuation allowance against the capital loss carry-forward. Changes in WSI's ownership structure in the future could result in limitations on the utilization of its loss carry-forwards, as imposed by Section 382 of the U.S. Internal Revenue Code.

  For tax purposes, generally goodwill acquired as a result of an asset-based United States acquisition is deducted over a 15-year period and 75% of goodwill acquired in an asset-based Canadian acquisition is deducted based on a 7% declining balance.

WASTE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.   INCOME TAXES (Continued)

  Changes in the deferred tax valuation allowance for the years ended December 31, 2009, 2008 and 2007 are as follows:

	2009	2008	2007
Balance at the beginning of the year	$69,292	$68,764	$55,080
Additions to (release of) valuation allowance	(21,159)	(5,429)	10,039
Increase due to acquisitions, net	—	146	229
Increase due to foreign tax credit carry-forwards	6,032	5,853	1,527
Increase in (utilization of) foreign tax loss carry-forwards and capital-loss carry forwards	(1,080)	(1,167)	2,114
Adjustments to valuation allowance	155	1,125	(225)

Balance at the end of the year	$53,240	$69,292	$68,764

  In recording the valuation allowance, WSI considered the requirements of the prevailing accounting guidance. The available evidence considered includes the historical operating results (2003 to 2009) as well as a five year forecast of future operations. From 2003 to 2007, WSI generated operating losses in the U.S. In 2008, WSI generated an operating profit in the U.S. primarily because of the gain arising from the sale of its Jacksonville operations. In 2009, WSI generated an operating profit in the U.S. primarily because of the gains arising from the reorganization of its Canadian subsidiaries and the introduction of intercompany debt. Without these and other non-recurring items, WSI would have generated operating losses in the U.S. in 2009 and 2008.

  WSI also considered the future reversals of its existing temporary differences, exclusive of goodwill for which WSI provides a separate deferred tax liability, in determining the need for a valuation allowance. Additionally, as of December 31, 2009, there were no material tax planning strategies being considered that would trigger realization of the U.S. net operating losses.

  Given the history of operating losses in the U.S., the future reversals of temporary differences and the magnitude of the net operating loss carry-forward, WSI concluded as of December 31, 2009 that it was more likely than not that the U.S. deferred tax assets would not be recovered from future U.S. taxable income, therefore WSI believed a full valuation allowance against these deferred tax assets was necessary and justifiable.

16.   EARNINGS (LOSS) PER SHARE INFORMATION

  The following table sets forth the calculation of the numerator and denominator used in the computation of basic and diluted earnings (loss) per share for the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
Numerator:
Net income (loss)	$14,054	$9,563	$(23,114)

Denominator:
Weighted average common shares outstanding —
Basic	46,218	46,079	46,007

Diluted	46,325	46,079	46,007

  For 2009, 2008 and 2007, 3,655,678, 5,536,660 and 3,256,279 shares underlying stock options and warrants were antidilutive, respectively, as the strike price of such options and warrants was more than the average market price for WSI common stock for such years. For 2009, the difference between the number of basic and diluted weighted average common shares outstanding was attributable to the dilutive effects of WSI's outstanding RSU's.

17.   RETIREMENT PLAN

  WSI maintains a 401(k) Plan for employees located in the United States. The domestic plan provides for employees to contribute up to 50% of their eligible compensation, subject to certain IRS limits. WSI provides matching contributions, which are limited and based on specified levels of employee contributions and vest after two years of employment. The 401(k) Plan also provides for a loan provision, with limitation. WSI matched contributions totaling approximately $0.7 million, $0.5 million and $0.4 million for the years ended December 31, 2009, 2008 and 2007, respectively.

  WSI sponsors a defined contribution Deferred Profit Sharing Plan ("DPSP") for its Canadian domiciled employees. Eligible employees may contribute pre-tax compensation to a Registered Retirement Savings Plan, subject to certain governmental limits and restrictions.

WASTE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

17.   RETIREMENT PLAN (Continued)

  WSI matches 100% of the employee contributions, up to the first 3% of the employee's compensation which is deferred. Participant contributions vest immediately and employer contributions vest after the employee has two years of participation in the DPSP. The matched contributions totaled approximately $0.8 million, $0.7 million and $0.7 million for the years ended December 31, 2009, 2008 and 2007, respectively.

18.   SEGMENT INFORMATION

  In making the determination of its operating and reporting segments, WSI considered its organization/reporting structure and the information used by its chief operating decision makers to make decisions about resource allocation and performance assessment. WSI is organized along geographic locations or regions within the U.S. and Canada. WSI's Canadian operations are organized between two regions, Eastern and Western Canada, while in the U.S. WSI operates exclusively in Florida. For segment reporting, WSI defines "Corporate" as overhead expenses, not specifically attributable to its Florida or Canadian operations, incurred both domestically and in Canada. As previously discussed, WSI has divested all of its Jacksonville, Florida operations, Texas operations and Arizona operations and as such the results of these operations are presented as discontinued operations and are not included in the segment data presented.

  WSI believes its Canadian operating segments may be aggregated for segment reporting purposes for the following reasons: (i) these segments are economically similar, (ii) the nature of the service, waste collection and disposal, is the same and transferable across locations; (iii) the type and class of customer is consistent among regions/districts; (iv) the methods used to deliver services are essentially the same (e.g. containers collect waste at market locations and trucks collect and transfer waste to landfills); and (v) the regulatory environment is consistent within Canada.

  WSI does not have significant (in volume or dollars) inter-segment operation-related transactions. Summarized financial information concerning WSI's reportable segments as of and for the years ended December 31, 2009, 2008 and 2007 is as follows:

	2009
	Florida	Canada	Corporate	Total
Revenue	$209,251	$225,264	$—	$434,515
Depreciation, depletion and amortization	26,620	17,048	910	44,578
Income (loss) from operations	39,840	42,214	(25,353)	56,701
Capital expenditures	14,291	17,447	474	32,212
Total assets	640,860	253,520	20,612	914,992

	2008
	Florida	Canada	Corporate	Total
Revenue	$231,352	$241,677	$—	$473,029
Depreciation, depletion and amortization	25,977	18,052	1,319	45,348
Income (loss) from operations	42,195	43,514	(44,050)	41,659
Capital expenditures	18,998	28,493	575	48,066
Total assets	600,167	217,531	23,229	840,927

	2007
	Florida	Canada	Corporate	Total
Revenue	$239,384	$222,063	$—	$461,447
Depreciation, depletion and amortization	35,187	18,332	1,372	54,891
Income (loss) from operations	31,296	38,759	(29,242)	40,813
Capital expenditures	29,352	26,822	1,383	57,557
Total assets (excluding assets of discontinued operations)	601,181	256,570	40,044	897,795

WASTE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.   SEGMENT INFORMATION (Continued)

  A summary of WSI's revenue, by service line, for each of the three years ended December 31, 2009, 2008 and 2007 is as follows:

	2009		2008		2007
Collection	$364,503	74.9%	$390,768	74.6%	$371,700	72.5%
Landfill disposal	45,689	9.4%	47,310	9.0%	59,015	11.5%
Transfer station	65,466	13.5%	65,210	12.5%	62,096	12.1%
Material recovery facilities	9,823	2.0%	18,531	3.5%	18,372	3.6%
Other specialized services	1,115	0.2%	1,760	0.4%	1,259	0.3%

	486,596	100.0%	523,579	100.0%	512,442	100.0%
Intercompany elimination	(52,081)		(50,550)		(50,995)

	$434,515		$473,029		$461,447

19.   RELATED PARTY TRANSACTIONS

  Stanley A. Sutherland, the father-in-law of David Sutherland-Yoest, WSI's Chief Executive Officer, was employed by WSI until his retirement in October 2008 as Executive Vice President and Chief Operating Officer, Western Canada, and received C$0.4 million and C$0.6 million in employment compensation for the years ended December 31, 2008 and 2007, respectively. This compensation is consistent with compensation paid to other executives in similar positions. As part of Mr. Sutherland's retirement agreement he will receive C$0.3 million for each of the years 2009 and 2010, C$0.2 million in prorated bonus for 2008 and C$0.1 million each year until death.

  WSI leases office premises in an office tower in Burlington, Ontario owned by Westbury International (1991) Corporation, a property development company controlled by Michael H. DeGroote, one of WSI's directors, the son of Michael G. DeGroote, WSI's Chairman and brother of Gary W. DeGroote, one of WSI's directors. The leased premises consist of approximately 9,255 square feet. The term of the lease is for 10 1/2 years commencing in 2004, with a right to extend for a further five years. Rent expense recognized under the terms of this lease was C$0.3 million for the years ended December 31, 2009, 2008 and 2007.

  In connection with negotiations between David Sutherland-Yoest, WSI's President and Chief Executive Officer and Lucien Rémillard, a director, with respect to WSI's potential acquisition of the RCI Companies, a solid waste collection and disposal operation owned by Mr. Rémillard in Quebec, Canada, on November 22, 2002, WSI entered into a seven year put or pay Disposal Agreement ("Disposal Agreement") with the RCI Companies, and Intersan, a subsidiary of Waste Management, Inc. ("Waste Management"). WSI's obligations to Intersan were secured by a letter of credit for C$4.0 million. The Disposal Agreement expired on November 22, 2009. Prior to its expiration on November 16, 2009, Waste Management demanded that the letter of credit be replaced with a letter of credit in the amount of C$7.5 million or that all outstanding balances on RCI's disposal account, or approximately C$6.6 million, be paid in full. WSI took the position with Waste Management that there was no default entitling them to draw on the letter of credit. However, on November 18, 2009, Waste Management drew down the sum of C$4.0 million on the letter of credit. Waste Management had repaid all but C$1.7 million of the amount drawn on the letter of credit as of December 31, 2009, which was subsequently paid in the first quarter of 2010. The annual cost to WSI of maintaining the letter of credit was approximately $0.1 million. WSI does not expect to incur any future costs for this agreement since the agreement expired and there are no longer any further obligations.

  These transactions are in the normal course of operations and are recorded at the exchange amount, which is the consideration agreed to between the respective parties.

20.   SUPPLEMENTARY CASH FLOW INFORMATION

  Supplemental non-cash financing activities and other cash flow information for the years ended December 31, 2009, 2008 and 2007 for WSI's continuing operations are as follows:

	2009	2008	2007
Amounts accrued for capital expenditures	$969	$2,204	$2,233
Capital expenditures financed with capital leases and notes payable	—	29	1,009
Fair value of operations received for the disposition of WSI's Arizona and Texas operations	—	—	70,767
Other cash flow information:
Cash paid for interest	$26,321	$33,287	$37,665
Cash paid for income taxes	5,705	17,556	3,909

WASTE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21.   SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

  The following table summarizes the unaudited quarterly results of operations as reported for 2009 and 2008 (in thousands of U.S. dollars, except per share amounts) (See also Note 4 — Business Combinations):

	2009
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$95,792	$107,485	$112,461	$118,777
Income from operations	12,325	13,761	17,239	13,376
Income (loss) from continuing operations	4,010	3,446	6,717	(119)
Net income (loss)	4,010	3,446	6,717	(119)
Basic and diluted earnings per share	$0.09	$0.07	$0.15	$—

Weighted average common shares outstanding:
Basic	46,110	46,254	46,253	46,253

Diluted	46,136	46,254	46,302	46,253

	2008
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$116,609	$128,282	$125,745	$102,393
Income (loss) from operations	12,171	16,835	16,521	(3,868)
Income (loss) from continuing operations	5,330	4,030	3,469	(14,785)
Income from discontinued operations	409	—	—	—
Gain (loss) on sale of discontinued operations	6,969	(100)	—	4,241
Net income (loss)	12,708	3,930	3,469	(10,544)
Basic and diluted income (loss) per share:
Income (loss) per share — continuing operations	$0.12	$0.09	$0.08	$(0.32)
Income per share — discontinued operations	0.16	—	—	0.09

Income (loss) per share — basic and diluted	$0.28	$0.09	$0.08	$(0.23)

Weighted average common shares outstanding:
Basic	46,075	46,075	46,079	46,082

Diluted	46,093	46,075	46,116	46,082

  In the fourth quarter of 2008 WSI recognized charges for the deferred acquisition costs related to a landfill development project that was no longer economically viable of $10.3 million, and restructuring, severance and related costs of $7.1 million.

22.   CONDENSED CONSOLIDATING FINANCIAL STATEMENTS

  Waste Services, Inc. is the primary obligor under the Senior Subordinated Notes, however Waste Services, Inc. had no independent assets or operations, and the guarantees of WSI's domestic and Canadian subsidiaries, which are wholly owned subsidiaries, are full and unconditional and joint and several with respect to the Senior Subordinated Notes, including principal, interest, premium, if any, and liquidated damages, if any. In October 2008 and pursuant to certain amendments to the Indenture, WSI's Canadian subsidiaries became guarantors under the Senior Subordinated Notes. Prior to these amendments, WSI's Canadian subsidiaries did not guarantee the Senior Subordinated Notes.

WASTE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.   CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (Continued)

  Presented below are WSI's Consolidating Statements of Operations and Consolidating Statements of Cash Flows for the year ended December 31, 2007 of Waste Services, Inc. (the "Parent"), WSI's U.S. guarantor subsidiaries ("Guarantors") and the then non-guarantor Canadian subsidiaries ("Non-guarantors").

	Year Ended December 31, 2007
	Parent	Guarantors	Non-Guarantors	Eliminations	Consolidated
Revenue	$—	$239,384	$222,063	$—	$461,447
Operating and other expenses:
Cost of operations (exclusive of depreciation, depletion and amortization)	—	154,250	147,323	—	301,573
Selling, general and administrative expense (exclusive of depreciation, depletion and amortization)	17,895	18,194	28,150	—	64,239
Depreciation, depletion and amortization	75	35,187	19,629	—	54,891
Loss (gain) on sale of property and equipment, foreign exchange and other	(175)	457	(351)	—	(69)
Equity earnings in investees, net of tax	(34,645)	—	—	34,645	—

Income from operations	16,850	31,296	27,312	(34,645)	40,813
Interest expense	39,964	181	534	—	40,679

Income (loss) from continuing operations before income taxes	(23,114)	31,115	26,778	(34,645)	134
Income tax provision	—	5,257	9,180	—	14,437

Income (loss) from continuing operations	(23,114)	25,858	17,598	(34,645)	(14,303)
Income from discontinued operations	—	2,796	—	—	2,796
Loss on sale of discontinued operations	—	(11,607)	—	—	(11,607)

Net income (loss)	$(23,114)	$17,047	$17,598	$(34,645)	$(23,114)

WASTE SERVICES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22.   CONDENSED CONSOLIDATING FINANCIAL STATEMENTS (Continued)

	December 31, 2007
	Parent	Guarantors	Non-Guarantors	Eliminations	Consolidated
Net cash provided by (used in) operating activities	$(49,057)	$73,343	$39,041	$—	$63,327

Cash flows from investing activities:
Cash used in business combinations and significant asset acquisitions, net of cash acquired	—	(30,702)	(1,399)	—	(32,101)
Capital expenditures	(145)	(29,352)	(28,060)	—	(57,557)
Proceeds from asset sales and business divestitures	—	18,099	1,798	—	19,897
Deposits for business acquisitions and other	(8,224)	72	(1,644)	—	(9,796)
Intercompany	—	(26,038)	(4,479)	30,517	—

Net cash used in continuing operations	(8,369)	(67,921)	(33,784)	30,517	(79,557)
Net cash used in discontinued operations	—	(5,555)	—	—	(5,555)

Net cash used in investing activities	(8,369)	(73,476)	(33,784)	30,517	(85,112)

Cash flows from financing activities:
Proceeds from issuance of debt and draws on revolving credit facility	84,066	—	—	—	84,066
Principal repayments of debt and capital lease obligations	(49,699)	(191)	—	—	(49,890)
Proceeds from the exercise of options and warrants	691	—	—	—	691
Fees paid for financing transactions	(1,259)	—	—	—	(1,259)
Intercompany	30,517	—	—	(30,517)	—

Net cash provided by (used in) financing activities — continuing operations	64,316	(191)	—	(30,517)	33,608

Effect of exchange rate changes on cash	—	—	351	—	351

Increase (decrease) in cash	6,890	(324)	5,608	—	12,174
Cash at the beginning of the year	2,190	563	5,779	—	8,532

Cash at the end of the year	$9,080	$239	$11,387	$—	$20,706

WASTE SERVICES, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)

	March 31, 2010	December 31, 2009
	(Unaudited)
ASSETS
Current assets:
Cash	$5,793	$3,699
Accounts receivable (net of allowance for doubtful accounts of $432 and $511 as of March 31, 2010 and December 31, 2009, respectively)	58,886	60,808
Prepaid expenses and other current assets	14,683	19,816

Total current assets	79,362	84,323
Property and equipment, net	212,500	204,505
Landfill sites, net	194,007	196,342
Goodwill and other intangible assets, net	422,516	419,439
Other assets	9,932	10,383

Total assets	$918,317	$914,992

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$22,392	$31,039
Accrued expenses and other current liabilities	63,471	63,807
Short-term financing and current portion of long-term debt	22,671	20,059

Total current liabilities	108,534	114,905
Long-term debt	376,663	381,393
Deferred income taxes	41,842	39,912
Accrued closure, post-closure and other obligations	20,915	19,434

Total liabilities	547,954	555,644

Shareholders' equity:
Common stock $0.01 par value: 166,666,666 shares authorized, 46,778,957 and 46,253,107 shares issued and outstanding as of March 31, 2010 and December 31, 2009, respectively	467	462
Additional paid-in capital	504,318	502,049
Accumulated other comprehensive income	51,146	47,988
Accumulated deficit	(185,568)	(191,151)

Total shareholders' equity	370,363	359,348

Total liabilities and shareholders' equity	$918,317	$914,992

The accompanying notes are an integral part of these condensed consolidated financial statements.

WASTE SERVICES, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Three Months Ended March 31,
	2010	2009
Revenue	$119,393	$95,792
Operating and other expenses:
Cost of operations (exclusive of depreciation, depletion and amortization)	72,740	63,208
Selling, general and administrative expense (exclusive of depreciation, depletion and amortization)	17,258	13,209
Depreciation, depletion and amortization	12,149	10,360
Gain on sale of property and equipment, foreign exchange and other	(33)	(3,310)

Income from operations	17,279	12,325
Interest expense	8,422	7,498
Change in fair value of warrants	(177)	(1,771)

Income from operations before income taxes	9,034	6,598
Income tax provision	3,451	2,588

Net income	$5,583	$4,010

Earnings per share — basic and diluted	$0.12	$0.09

Weighted average common shares outstanding:
Basic	46,346	46,110
Diluted	46,991	46,136

The accompanying notes are an integral part of these condensed consolidated financial statements.

WASTE SERVICES, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

For the Three Months Ended March 31, 2010
(In thousands)

	Waste Services, Inc. Common Stock
				Accumulated Other Comprehensive Income
			Additional Paid-in Capital		Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount
Balance, December 31, 2009	46,253	$462	$502,049	$47,988	$(191,151)	$359,348
Stock-based compensation	435	4	1,509	—	—	1,513
Exercise of stock options and warrants	91	1	760	—	—	761
Foreign currency translation adjustment	—	—	—	3,158	—	3,158
Net income	—	—	—	—	5,583	5,583

Balance, March 31, 2010	46,779	$467	$504,318	$51,146	$(185,568)	$370,363

The accompanying notes are an integral part of these condensed consolidated financial statements.

WASTE SERVICES, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Three Months Ended March 31,
	2010	2009
Cash flows from operating activities:
Net income	$5,583	$4,010
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation, depletion and amortization	12,149	10,360
Amortization of debt issue costs and discounts	982	839
Deferred income tax provision	1,691	1,578
Non-cash stock-based compensation expense	1,513	1,155
Change in fair value of warrants	(177)	(1,771)
Loss (gain) on sale of property and equipment and other non-cash items	152	(3,363)
Changes in operating assets and liabilities (excluding the effects of acquisitions):
Accounts receivable	2,687	3,745
Prepaid expenses and other current assets	5,455	1,401
Accounts payable	(9,267)	(3,181)
Accrued expenses and other current liabilities	446	2,132

Net cash provided by operating activities	21,214	16,905

Cash flows from investing activities:
Cash used in business combinations	(7,009)	(576)
Capital expenditures	(6,445)	(6,944)
Proceeds from asset sales and business divestitures	281	6,513

Net cash used in investing activities	(13,173)	(1,007)

Cash flows from financing activities:
Draw on revolving credit facility	17,333	1,561
Principal repayments of debt and capital lease obligations	(24,164)	(13,317)
Proceeds from the exercise of stock options and warrants	761	—
Fees paid for financing transactions	—	(62)

Net cash used in financing activities	(6,070)	(11,818)

Effect of exchange rate changes on cash	123	262

Increase in cash	2,094	4,342
Cash at the beginning of the period	3,699	7,227

Cash at the end of the period	$5,793	$11,569

The accompanying notes are an integral part of these condensed consolidated financial statements.

WASTE SERVICES, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.     ORGANIZATION OF BUSINESS AND BASIS OF PRESENTATION

  The accompanying Unaudited Condensed Consolidated Financial Statements include the accounts of Waste Services, Inc. ("Waste Services") and its wholly owned subsidiaries (collectively, "WSI"). WSI is a multi-regional, integrated solid waste services company, providing collection, transfer, landfill disposal and recycling services for commercial, industrial and residential customers. WSI's operating strategy is disposal-based, whereby WSI enters geographic markets with attractive growth or positive competitive characteristics by acquiring and developing landfill disposal capacity, then acquiring and developing waste collection and transfer operations. WSI's operations are located in the United States and Canada. WSI's U.S. operations are located in Florida and its Canadian operations are located in Eastern Canada (Ontario) and Western Canada (Alberta, Saskatchewan and British Columbia).

  These Unaudited Condensed Consolidated Financial Statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"). All significant intercompany transactions and accounts have been eliminated. All figures are presented in thousands of U.S. dollars, except share and per share data, or except where expressly stated as being in Canadian dollars ("C$") or in millions. Certain information related to WSI's organization, significant accounting policies and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States ("GAAP") has been condensed or omitted. The accounting policies followed in the preparation of these Unaudited Condensed Consolidated Financial Statements are consistent with those followed in WSI's annual consolidated financial statements for the year ended December 31, 2009, as filed on Form 10-K. In the opinion of management, these Unaudited Condensed Consolidated Financial Statements contain all material adjustments, consisting only of normal recurring adjustments, necessary to fairly state WSI's financial position, results of operations and cash flows for the periods presented and the presentations and disclosures herein are adequate when read in conjunction with WSI's Form 10-K for the year ended December 31, 2009. Income taxes during these interim periods have been provided based on WSI's anticipated annual effective income tax rate for each respective tax jurisdiction. Certain reclassifications have been made to the prior period financial statement amounts to conform to the current presentation. Due to the seasonal nature of WSI's business, operating results for interim periods are not necessarily indicative of the results for full years.

  The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the allowance for doubtful accounts, depletion of landfill development costs, carrying amounts of goodwill and other intangible assets, liabilities for landfill capping, closure and post-closure obligations, insurance reserves, restructuring reserves, revenue recognition, liabilities for potential litigation, valuation assumptions for share-based payments and stock purchase warrants, carrying amounts of long-lived assets and deferred taxes.

  A portion of WSI's operations is domiciled in Canada. For each reporting period WSI translates the results of operations and financial condition of WSI's Canadian operations into U.S. dollars. Therefore, the reported results of WSI's operations and financial condition are subject to changes in the exchange relationship between the two currencies. For example, as the Canadian dollar strengthens against the U.S. dollar, revenue is favorably affected and conversely expenses are unfavorably affected. Assets and liabilities of WSI's Canadian operations are translated from Canadian dollars into U.S. dollars at the exchange rates in effect at the relevant balance sheet dates, and revenue and expenses of WSI's Canadian operations are translated from Canadian dollars into U.S. dollars at the average exchange rates prevailing during the period. Unrealized gains and losses on translation of WSI's Canadian operations into U.S. dollars are reported as a separate component of shareholders' equity and are included in comprehensive income or loss. Monetary assets and liabilities are re-measured from U.S. dollars into Canadian dollars and then translated into U.S. dollars. The effects of re-measurement are reported currently as a component of net income. Currently, WSI does not hedge its exposure to changes in foreign exchange rates.

  Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding for the period, including, for the three months ended March 31, 2009, a weighted average number of exchangeable shares of Waste Services (CA) Inc. not owned by WSI. Diluted earnings per share is calculated based on the weighted average number of common shares outstanding for the period, including the exchangeable shares, plus the dilutive effect of common stock purchase warrants, stock options and restricted stock units using the treasury stock method. Contingently issuable shares are included in the calculation of basic earnings per share when all contingencies surrounding the issuance of the shares are met and the shares are issued or issuable. Contingently issuable shares are included in the calculation of dilutive earnings per share as of the beginning of the reporting period if, at the end of the reporting period, all contingencies surrounding the issuance of the shares are satisfied or would be satisfied if the end of the reporting period were the end of the contingency period.

  For purposes of computing net income per common share, the basic and diluted weighted average number of common shares outstanding for the three months ended March 31, 2009 includes the effect of 6,266,939 exchangeable shares of Waste Services (CA) Inc. (exchangeable for 2,088,979 shares of WSI's common stock), as if they were shares of WSI's outstanding common stock. During the second quarter of 2009, all remaining exchangeable shares of Waste Services (CA) Inc. not owned by affiliates were exchanged for shares of WSI's common stock and accordingly, no exchangeable shares of Waste Services (CA) Inc. were included in basic and diluted weighted average common shares outstanding for the three months ended March 31, 2010. For the three months ended March 31, 2010 and 2009, stock options and common stock purchase warrants for the purchase of 698,150 and 4,754,839 common

WASTE SERVICES, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1.     ORGANIZATION OF BUSINESS AND BASIS OF PRESENTATION (Continued)

  shares were antidilutive, respectively, as the exercise price of such options and warrants was in excess of the average market price of WSI's common stock for the period.

2.     PROPOSED MERGER WITH IESI-BFC

  On November 11, 2009, WSI entered into a merger agreement with IESI-BFC Ltd. ("IESI-BFC"), which provides for IESI-BFC to acquire WSI. IESI-BFC, through its subsidiaries, is one of North America's largest full-service waste management companies, providing non-hazardous solid waste collection and landfill disposal services to commercial, industrial, municipal and residential customers in ten states and the District of the Columbia in the U.S., and five Canadian provinces.

  On January 19, 2010, IESI-BFC filed a registration statement with the Securities and Exchange Commission ("SEC") that included a preliminary proxy statement for such merger. Waste Services and IESI-BFC are working to complete the merger as quickly as practicable and WSI currently expects the merger to be completed during the second calendar quarter of 2010. However, neither Waste Services nor IESI-BFC can predict the effective time of the merger because it is subject to conditions beyond each company's control, including approval of the merger by WSI's stockholders and necessary regulatory approvals. If the merger is completed, each of WSI's shareholders will receive 0.5833 IESI-BFC common shares (plus cash in lieu of any fractional share interests) for each share of WSI's common stock held immediately prior to the completion of the merger, subject to adjustment under limited circumstances.

  If the merger agreement is terminated under certain circumstances, including circumstances involving the acceptance of a superior acquisition proposal by WSI or a change in recommendation by WSI's board of directors or an intentional breach by WSI, WSI will be required to pay IESI-BFC a termination fee of $11.0 million, plus all out-of-pocket costs up to a maximum of $3.5 million for professional and advisory services and other expenses reasonably incurred by IESI-BFC in connection with the merger. Upon termination of the merger agreement by WSI resulting from IESI-BFC's intentional breach of the merger agreement, IESI-BFC will be required to pay WSI $11.0 million plus an amount equal to all out-of-pocket costs up to $3.5 million for professional and advisory services and other expenses reasonably incurred by WSI in connection with the merger. Waste Services or IESI-BFC may be required to pay the other party an expense reimbursement amount of up to $3.5 million in certain other specified circumstances.

3.     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

  In April 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-13, "Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades" ("ASU 2010-13"). ASU 2010-13 addresses the classification of a share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. FASB Accounting Standards Codification ("ASC") Topic 718 was amended to clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity's equity securities trade shall not be considered to contain a market, performance or service condition. Therefore, such an award is not to be classified as a liability if it otherwise qualifies for equity classification. The amendments in ASU 2010-13 are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010, with early application permitted. WSI does not anticipate that the adoption of this guidance will have a material impact on WSI's financial position and results of operations.

  In February 2010, the FASB issued ASU No. 2010-09, "Amendments to Certain Recognition and Disclosure Requirements" ("ASU 2010-09"), which amends ASC Topic 855, "Subsequent Events." The amendments to ASC Topic 855 do not change existing requirements to evaluate subsequent events, but: (i) defines a "SEC Filer," which WSI is; (ii) removes the definition of a "Public Entity"; and (iii) for SEC Filers, reverses the requirement to disclose the date through which subsequent events have been evaluated. ASU 2010-09 was effective for WSI upon issuance. This guidance did not have a material impact on WSI's financial position and results of operations.

  In January 2010, the FASB issued ASU No. 2010-06, "Improving Disclosures about Fair Value Measurements" ("ASU 2010-06"). ASU 2010-06 requires new disclosures for (i) transfers of assets and liabilities in and out of levels one and two fair value measurements, including a description of the reasons for such transfers and (ii) additional information in the reconciliation for fair value measurements using significant unobservable inputs (level three). This guidance also clarifies existing disclosure requirements including (i) the level of disaggregation used when providing fair value measurement disclosures for each class of assets and liabilities and (ii) the requirement to provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for level two and three assets and liabilities. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about activity in the roll forward for level three fair value measurements, which is effective for fiscal years beginning after December 15, 2010. The adoption of this guidance has not had a material impact on WSI's financial position and results of operations.

WASTE SERVICES, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.     FAIR VALUE MEASUREMENTS

  The book values of cash, accounts receivable and accounts payable approximate their respective fair values due to the short-term nature of these instruments. The fair value of the term loan facilities under WSI's Senior Secured Credit Facilities and WSI's 9 1/2% Senior Subordinated Notes at March 31, 2010 is estimated at $150.0 million and $216.3 million, respectively, based on quoted market prices. The fair value hierarchy under GAAP distinguishes between assumptions based on market data (observable inputs) and an entity's own assumptions (unobservable inputs). The hierarchy consists of three levels:

    •
    Level one — Quoted market prices in active markets for identical assets or liabilities;

    •
    Level two — Inputs other than level one inputs that are either directly or indirectly observable; and

    •
    Level three — Unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.

  Determining which category an asset or liability falls within the hierarchy requires significant judgment. WSI evaluates its hierarchy disclosures each quarter. Liabilities measured at fair value on a recurring basis are summarized as follows as of March 31, 2010 (unaudited):

	Level 1	Level 2	Level 3	Total
Accrued closure and post-closure obligations	$—	$—	$20,060	$20,060
Accrued rent relative to the October 2008 restructuring	—	—	534	534
Fair value of warrants	—	2,652	—	2,652

Total	$—	$2,652	$20,594	$23,246

  A discussion of the valuation techniques used to measure fair value for the liabilities listed above and activity for these liabilities for the three months ended March 31, 2010 is provided elsewhere in Notes 9, 12 and 14. WSI has no assets that are measured at fair value on a recurring basis. There were no assets or liabilities measured at fair value on a non-recurring basis during the three months ended March 31, 2010 other than those acquired in business combinations, which are discussed in Note 6.

5.     SHARE-BASED PAYMENTS

  WSI has one active share-based stock award plan that provides for the grant of stock options and stock awards, such as restricted stock units, to WSI's employees and members of WSI's Board of Directors, as approved by WSI's Board of Directors. Under this plan, the maximum number of shares that will be available for award will not exceed 4,500,000 shares of WSI's common stock. As of March 31, 2010, there were 2,771,417 shares available for grant under the plan. Stock-based compensation expense was $1.5 million and $1.2 million for the three months ended March 31, 2010 and 2009, respectively.

  During 2008, WSI granted 742,500 restricted stock units ("RSU's") to certain employees and directors, which are eligible to vest in three equal tranches over each of the three years following the grant, and are contingent on the achievement of specific annual performance criteria. During 2008, 55,000 of these RSU's were forfeited. For this grant, a total of 171,875 shares with an aggregate fair value of $0.7 million vested in the first quarter of 2009 and an additional 227,492 shares with an aggregate fair value of $1.1 million vested in the first quarter of 2010. Performance criteria for the third tranche of the 2008 grant were set in the first quarter of 2010 and resulted in an aggregate fair value for the third tranche of $2.3 million, or $10.07 per unit, which is being expensed based on WSI's estimate of achieving the specific performance criteria for 2010 on a straight-line basis over the requisite service period.

  During 2009, WSI granted 628,500 RSU's to certain employees and directors, which are eligible to vest in three equal tranches over each of the three years following the grant, and are also contingent on the achievement of specific annual performance criteria. For this grant, a total of 207,830 shares with an aggregate fair value of $0.9 million vested in the first quarter of 2010. Performance criteria for the second tranche of the 2009 grant were set in the first quarter of 2010 and resulted in an aggregate fair value for the second tranche of $2.1 million, or $10.07 per unit, which is being expensed based on WSI's estimate of achieving the specific performance criteria for 2010 on a straight-line basis over the requisite service period.

WASTE SERVICES, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.     SHARE-BASED PAYMENTS (Continued)

  Activity for the three months ended March 31, 2010 for WSI's RSU's for which performance based vesting criteria have been specified is as follows (aggregate intrinsic value in thousands):

	Number of Shares	Weighted Average Grant Value	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Nonvested restricted stock units -
Beginning of the period	492,201	$5.07	0.2	$4,484
Granted	435,341	10.07
Vested	(435,322)	4.55
Forfeited	—	—

End of the period	492,220	9.95	—	4,868

  As of March 31, 2010, 207,835 RSU's granted in 2009 have been excluded from the above table as the performance based vesting criteria for these RSU's had not yet been set at that time.

  During the three months ended March 31, 2009, WSI granted options to purchase 282,500 shares of WSI's common stock to certain employees. These options have an exercise price of $4.33 per share, a weighted-average grant-date fair value of $2.40 per share and vest one-third over each of the next three years following the grant. The fair value of options granted for the three months ended March 31, 2009 is estimated using the Black-Scholes option pricing model using the following assumptions:

Three Months Ended March 31, 2009
Annual dividend yield	—
Weighted average expected life (years)	7.0
Risk-free interest rate	2.6%
Expected volatility	52%

  Expected volatility is based primarily on historical volatility. Historical volatility was computed using daily pricing observations for recent periods that correspond to the expected life of the grant. WSI believes this method produces an estimate that is representative of WSI's expectations of future volatility over the expected term of its options. WSI currently has no reason to believe future volatility over the expected life of these options is likely to differ materially from historical volatility. The weighted-average expected life is based on share option exercises, pre and post vesting terminations and share option term expiration. The risk-free interest rate is based on the U.S. Treasury security rate for the expected life of the options at the date of grant.

  WSI estimates forfeitures when recognizing compensation expense and adjust this estimate over the requisite service period should actual forfeitures differ from such estimates. Changes in estimated forfeitures are recognized through a cumulative adjustment, which is recognized in the period of change and which impacts the amount of unamortized compensation expense to be recognized in future periods.

  Stock option activity for the three months ended March 31, 2010 for employee options covered by WSI's stock option plans is as follows (unaudited):

	Number of Shares Issuable	Weighted Average Exercise Price
Options outstanding at the beginning of the period	1,119,483	$8.59
Granted	—	—
Exercised	(2,500)	4.33
Forfeited	(3,500)	4.33
Expired	—	—

Options outstanding at the end of the period	1,113,483	8.61

Options vested or expected to vest at the end of the period	1,054,280	8.78

Options exercisable at the end of the period	885,434	9.42

WASTE SERVICES, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.     SHARE-BASED PAYMENTS (Continued)

  The intrinsic value of options outstanding at March 31, 2010 was $1.5 million. As of March 31, 2010, $0.6 million and $3.4 million of total unrecognized compensation cost related to employee stock options and RSU's is expected to be recognized over a weighted average period of approximately 1.5 years and 1.0 years, respectively.

  Should the merger with IESI-BFC be completed, WSI's outstanding stock options and RSU's will be treated as follows:

  Options.    Immediately prior to the effective time of the merger, each option to purchase shares of WSI's common stock that is outstanding, whether or not then vested or exercisable, will become fully vested and exercisable. Upon completion of the merger, each option to purchase shares of WSI's common stock outstanding under any of WSI's stock incentive plans will be assumed by IESI-BFC and will automatically convert into an option to purchase IESI-BFC common shares, on the same terms and conditions as were applicable to the Waste Services stock options prior to the merger, equal to the product of (a) the number of shares of WSI's common stock subject to the Waste Services stock option and (b) 0.5833, rounded up to the nearest whole IESI-BFC common share, at an exercise price per share equal to the quotient obtained by dividing (x) the exercise price per share of the Waste Services stock option, by (y) 0.5833, rounded up to the nearest one-hundredth of one cent.

  RSU's.    Each outstanding restricted stock unit, or RSU, granted by WSI under its stock incentive plans will become fully vested immediately prior to the merger, and the holder of such vested RSU will be issued shares of Waste Services common stock. Those shares of WSI's common stock will be treated at the effective time of the merger in the same way as all other shares of WSI's common stock.

6.     BUSINESS COMBINATIONS

  WSI believes the primary value of an acquisition is the opportunity made available to vertically integrate operations or increase WSI's presence within a geographic market. WSI expects goodwill generated from the U.S. acquisitions described below to be deductible for income tax purposes.

  In January 2010, WSI acquired a permitted construction and demolition transfer station in Miami-Dade County, Florida from County Recycling and Waste Transfer ("County Recycling") for approximately $4.4 million in cash. WSI intends to use this facility as a platform to build its roll-off business in Miami-Dade County, Florida and to internalize the waste volume into its existing landfill facilities.

  In January 2010, WSI acquired three material recovery facilities located on Vancouver Island, British Columbia from Vancouver Island Recycling Centres ("Vancouver Island Recycling") for C$3.1 million. This acquisition allows WSI to have more control over the marketing, sales and disposal of recyclables collected in its Vancouver Island operations.

  In October 2009, WSI acquired Republic Services' operations in Miami-Dade County, Florida for $32.0 million in cash plus an adjustment for working capital. WSI is internalizing waste volumes from this acquisition into its existing transfer station and landfill facilities.

  In September 2009, WSI acquired the Miami-Dade County, Florida hauling operations of DisposAll of South Florida, Inc. ("DisposAll") for approximately $15.6 million, of which $1.3 million was paid by way of a disposal credit for future fees charged to DisposAll for waste disposed at certain of WSI's transfer station and landfill facilities. WSI is internalizing the waste flow from this acquisition into its existing transfer station and landfill facilities.

  During 2009, WSI also acquired five separate "tuck-in" hauling operations in Florida for an aggregate purchase price of $3.6 million. WSI is internalizing construction and demolition waste volumes associated with these acquisitions into certain of its existing transfer station and landfill facilities.

WASTE SERVICES, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6.     BUSINESS COMBINATIONS (Continued)

  Details of the net assets acquired and the purchase price paid for acquisitions that occurred during the three months ended March 31, 2010 are as follows:

	County Recycling	Vancouver Island Recycling	Total
Purchase price	$4,415	$2,941	$7,356

Allocated as follows:
Prepaid expenses and other current assets	$—	$18	$18
Accrued expenses and other current liabilities	(85)	(208)	(293)
Property and equipment	3,131	3,039	6,170
Non-competition intangible assets	33	92	125

Fair value of assets acquired	$3,079	$2,941	$6,020

Goodwill allocation	$1,336	$—	$1,336

  The purchase price in the above table was paid in cash, with the exception of $0.3 million for Vancouver Island Recycling, which was paid through the utilization of a receivable due WSI from Vancouver Island Recycling at the time the acquisition was consummated. The amounts allocated to assets acquired and liabilities assumed in the above table were determined using level three inputs and are complete. Fair value for property and equipment was based on other observable transactions for similar property and equipment. Fair value for non-competition agreements is based on a discounted cash flow model that compares the present value of cash flows with and without the non-competition agreement in place, with the fair value of the agreement equal to the difference between the two scenarios. The non-competition agreements in the above table have a weighted average amortization period of approximately five years.

  Acquisitions completed during 2009 and 2010 primarily relate to hauling operations that have been integrated into WSI's Florida reporting unit, with the exception of Vancouver Island Recycling in Canada. WSI has internalized the majority of waste volumes associated with these Florida acquisitions into WSI's existing transfer station and landfill facilities. Accordingly, WSI believes it to be impracticable to determine the amount of earnings related to these acquisitions that are included in its condensed consolidated statements of operations. Revenue from acquisitions completed in 2010 and 2009 included in WSI's consolidated revenue was $7.0 million and less than $0.1 million for the three months ended March 31, 2010 and 2009, respectively.

  The following unaudited pro forma information shows the results of WSI's operations for the three months ended March 31, 2010 and 2009 as if acquisitions completed prior to March 31, 2010 had occurred as of the beginning of the respective period (in thousands except per share amounts):

	Three Months Ended March 31,
	2010	2009
Revenue	$120,048	$104,352

Net income	$5,282	$3,470

Basic and diluted earnings per share	$0.11	$0.08

Pro forma weighted average common shares outstanding:
Basic	46,346	46,110

Diluted	46,991	46,136

  These unaudited pro forma condensed consolidated results have been prepared for comparative purposes only and are not necessarily indicative of the actual results of operations had the acquisitions taken place as of the beginning of 2010 or 2009, or of the results of WSI's future operations. Furthermore, the pro forma results do not give effect to all cost savings or incremental costs that may occur as a result of the integration and consolidation of these acquisitions.

WASTE SERVICES, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7.     PREPAID EXPENSES AND OTHER CURRENT ASSETS

  Prepaid expenses and other current assets consist of the following:

	March 31, 2010	December 31, 2009
	(Unaudited)
Prepaid expenses	$8,717	$10,934
Parts and supplies	1,933	1,896
Other current assets	4,033	6,986

	$14,683	$19,816

8.     PROPERTY AND EQUIPMENT

  Property and equipment consist of the following:

	March 31, 2010	December 31, 2009
	(Unaudited)
Land and buildings	$89,497	$84,594
Vehicles	165,087	159,788
Containers, compactors and landfill and recycling equipment	116,464	108,932
Furniture, fixtures, other office equipment and leasehold improvements	13,677	13,565

Total property and equipment	384,725	366,879
Less: Accumulated depreciation	(172,225)	(162,374)

Property and equipment, net	$212,500	$204,505

  During the first quarter of 2009, WSI sold certain land and buildings in its Florida operations for $6.0 million, resulting in a gain of $3.3 million.

9.     LANDFILL SITES, ACCRUED CLOSURE, POST-CLOSURE AND OTHER OBLIGATIONS

  Landfill Sites

  Landfill sites consist of the following:

	March 31, 2010	December 31, 2009
	(Unaudited)
Landfill sites	$278,575	$277,115
Less: Accumulated depletion	(84,568)	(80,773)

Landfill sites, net	$194,007	$196,342

WASTE SERVICES, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.     LANDFILL SITES, ACCRUED CLOSURE, POST-CLOSURE AND OTHER OBLIGATIONS (Continued)

  The changes in landfill sites for the three months ended March 31, 2010 and 2009 are as follows (unaudited):

	Three Months Ended March 31,
	2010	2009
Balance at the beginning of the period	$196,342	$196,632
Landfill site construction costs	777	446
Additional asset retirement obligations	459	316
Depletion	(2,505)	(2,076)
Reclassification to property and equipment	(1,689)	—
Effect of foreign exchange rate fluctuations	623	(495)

Balance at the end of the period	$194,007	$194,823

  Accrued Closure, Post-Closure and Other Obligations

  Accrued closure, post-closure and other obligations consist of the following:

	March 31, 2010	December 31, 2009
	(Unaudited)
Accrued closure and post-closure obligations	$16,563	$14,698
Accrued restructuring and severance costs	1,307	1,596
Other obligations	3,045	3,140

	$20,915	$19,434

  Accrued closure and post-closure obligations include costs associated with obligations for closure and post-closure of WSI's landfills. Landfill closure and post-closure liabilities are calculated by estimating the total obligation of capping and closure events in current dollars, inflating the obligation based on the expected date of the expenditure using an inflation rate of approximately 2.5% and discounting the inflated total to its present value using a credit-adjusted risk-free discount rate of approximately 8.5%. The anticipated timeframe for paying these costs varies based on the remaining useful life of each landfill as well as the duration of the post-closure monitoring period. Accretion of discounted cash flows associated with the closure and post closure obligations is accrued over the life of the landfill, as a charge to cost of operations.

  The changes in accrued closure and post-closure obligations for the three months ended March 31, 2010 and 2009 are as follows (unaudited):

	Three Months Ended March 31,
	2010	2009
Current portion at the beginning of the period	$4,834	$7,589
Long-term portion at the beginning of the period	14,698	12,749

Balance at the beginning of the period	19,532	20,338
Additional asset retirement obligations	459	316
Accretion	89	158
Payments	(462)	(578)
Other additions	118	150
Effect of foreign exchange rate fluctuations	324	(261)

Balance at the end of the period	20,060	20,123
Less: Current portion	(3,497)	(5,647)

Long-term portion	$16,563	$14,476

WASTE SERVICES, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.   GOODWILL AND OTHER INTANGIBLE ASSETS

  Goodwill and other intangible assets consist of the following:

	March 31, 2010	December 31, 2009
	(Unaudited)
Other intangible assets subject to amortization:
Customer relationships and contracts	$58,925	$58,899
Non-competition agreements and other	6,711	6,600

	65,636	65,499
Less: Accumulated amortization:
Customer relationships and contracts	(32,907)	(31,484)
Non-competition agreements and other	(3,791)	(3,472)

Other intangible assets subject to amortization, net	28,938	30,543
Goodwill	393,578	388,896

Goodwill and other intangible assets, net	$422,516	$419,439

  The changes in goodwill for the three months ended March 31, 2010 and 2009 are as follows (unaudited):

	Three Months Ended March 31, 2010
	Florida	Canada	Total
Balance at the beginning of the period	$292,121	$96,775	$388,896
Acquisitions	1,336	—	1,336
Effect of foreign exchange rate fluctuations	—	3,346	3,346

Balance at the end of the period	$293,457	$100,121	$393,578

	Three Months Ended March 31, 2009
	Florida	Canada	Total
Balance at the beginning of the period	$263,428	$83,501	$346,929
Acquisitions	302	—	302
Effect of foreign exchange rate fluctuations	—	(2,868)	(2,868)

Balance at the end of the period	$263,730	$80,633	$344,363

  As discussed more fully in WSI's annual consolidated financial statements for the year ended December 31, 2009, as filed on Form 10-K, WSI tests goodwill for impairment annually at December 31 using the two-step process. WSI evaluates a reporting unit for impairment if events or circumstances change between annual tests, indicating a possible impairment. WSI has defined its reporting units to be consistent with its operating segments: Eastern Canada, Western Canada and Florida. In determining fair value, WSI utilizes discounted future cash flows. However, WSI may test the results of fair value under discounted cash flows using (i) operating results based on a comparative multiple of earnings or revenues; (ii) offers from interested investors, if any; or (iii) appraisals. Significant estimates used in the fair value calculation utilizing discounted future cash flows include, but are not limited to: (i) estimates of future revenue and expense growth by reporting unit; (ii) future estimated effective tax rates; (iii) future estimated capital expenditures as well as future required investments in working capital; (iv) estimated discount rate; and (v) the future terminal value of the reporting unit, which is based on its ability to exist into perpetuity.

  The estimated fair values of WSI's reporting units, as calculated for the annual impairment test as of December 31, 2009, exceeded the carrying values of the reporting units by approximately 10% to 75%. The Florida reporting unit represented the low end of this range due in part to the severity of the recent economic downturn experienced in the Florida market. WSI does not conduct an interim impairment test during the three months ended March 31, 2010 as WSI does not believe indicators of possible impairment were present during such period. Judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of acquired businesses. Future events, including but not limited to continued declines in economic activity, loss

WASTE SERVICES, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10.   GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

  of contracts or a significant number of customers or a rapid increase in costs or capital expenditures, could cause WSI to conclude that impairment indicators exist and that goodwill associated with the affected reporting units is impaired. Additionally, as the valuation of identifiable goodwill requires significant estimates and judgment about future performance, cash flows and fair value, WSI's future results could be affected if these current estimates of future performance and fair value change. Any resulting goodwill impairment loss could have a material adverse impact on WSI's financial condition and results of operations.

11.   OTHER ASSETS

  Other assets consist of the following:

	March 31, 2010	December 31, 2009
	(Unaudited)
Debt issue costs, net of accumulated amortization of $5,664 and $5,062 as of March 31, 2010 and December 31, 2009, respectively	$8,210	$8,681
Acquisition deposits	1,193	1,177
Other assets	529	525

	$9,932	$10,383

12.   ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

  Accrued expenses and other current liabilities consist of the following:

	March 31, 2010	December 31, 2009
	(Unaudited)
Deferred revenue	$13,893	$14,055
Accrued interest	9,645	4,737
Accrued compensation, benefits and subcontractor costs	6,902	9,849
Insurance reserves	5,948	5,855
Accrued waste disposal costs	5,859	5,358
Accrued closure and post-closure obligations	3,497	4,834
Accrued insurance premiums	4,839	6,559
Fair value of warrants	2,652	2,829
Accrued royalties and franchise fees	2,226	2,131
Accrued restructuring and severance costs	1,827	2,009
Accrued acquisition costs	823	260
Accrued professional fees	752	894
Accrued capital expenditures	368	969
Current portion of capital lease obligations	521	570
Other accrued expenses and current liabilities	3,719	2,898

	$63,471	$63,807

  WSI has outstanding warrants for the purchase of 2,383,333 common shares that are accounted for as liabilities. These warrants, which have exercise price reset features, have a strike price of $8.96 per share, expire in May 2010 and are recorded at fair value with any changes in fair value reflected in earnings. The fair value of these common stock purchase warrants decreased to $2.7 million as of March 31, 2010. WSI recognized a benefit of $0.2 million and $1.8 million for the change in fair value of these warrants for the three months ended March 31, 2010 and 2009, respectively. These common stock purchase warrants do not trade in an active securities

WASTE SERVICES, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12.   ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES (Continued)

  market, and as such, WSI estimates the fair value of these warrants using the Black-Scholes option pricing model using the following assumptions:

	March 31, 2010	December 31, 2009
Annual dividend yield	—	—
Expected life (years)	0.1	0.4
Risk-free interest rate	1.8%	0.2%
Expected volatility	43%	53%

  Expected volatility is based primarily on historical volatility. Historical volatility was computed using daily pricing observations for recent periods that correspond to the last twelve months. WSI believes this method produces an estimate that is representative of its expectations of future volatility over the expected term of these warrants. WSI currently has no reason to believe future volatility over the expected remaining life of these warrants is likely to differ materially from historical volatility. The expected life is based on the remaining term of the warrants. The risk-free interest rate approximates the one-year U.S. Treasury security rate.

13.   DEBT

  Debt consists of the following:

	March 31, 2010	December 31, 2009
	(Unaudited)
Credit Facilities:
U.S. dollar denominated revolving credit facility, floating rate at 3.7% as of March 31, 2010 and December 31, 2009	$25,000	$30,000
Canadian dollar denominated revolving credit facility, floating rate at 4.8% as of March 31, 2010 and December 31, 2009	8,860	5,709
U.S. dollar denominated term loan facility, floating interest rate at 3.8% and 3.7% as of March 31, 2010 and December 31, 2009, respectively, net of discount of $817 and $904 as of March 31, 2010 and December 31, 2009, respectively	35,084	35,994
Canadian dollar denominated term loan facility, floating interest rate at 4.0% as of March 31, 2010 and December 31, 2009, net of discount of $2,948 and $3,117 as of March 31, 2010 and December 31, 2009, respectively	114,166	113,228
Senior Subordinated Notes, fixed interest rate at 9.5%, due 2014, net of discount of $1,373 and $1,426 as of March 31, 2010 and December 31, 2009, respectively	208,627	208,574
Other secured notes payable, interest at 4.5% to 7.8%, due through 2025 (net of discount of $966 and $1,075 as of March 31, 2010 and December 31, 2009, respectively)	5,475	5,769
Other subordinated notes payable, interest at 6.7%, due through 2017	2,122	2,178

	399,334	401,452
Less: Current portion	(22,671)	(20,059)

Long-term portion	$376,663	$381,393

  Senior Secured Credit Facilities

  On October 8, 2008 WSI refinanced its Senior Secured Credit Facilities with new Senior Secured Credit Facilities (the "Credit Facilities") with a consortium of new lenders. The Credit Facilities provide for a revolving credit facility of $124.8 million, which is available to either WSI's U.S. operations or WSI's Canadian operations, in U.S. or Canadian dollars, and C$16.3 million, which is available to WSI's Canadian operations. The new Credit Facilities also provide for term loans with initial principal balances of $39.9 million to WSI's U.S. operations and C$132.2 million to WSI's Canadian operations. The revolver commitments terminate on October 8, 2013 and the term loans mature in specified quarterly installments through October 8, 2013. The Credit Facilities are available to WSI as base rate loans, Eurodollar loans or Bankers Acceptance loans, plus an applicable margin, as defined, at WSI's

WASTE SERVICES, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13.   DEBT (Continued)

  option in the respective lending jurisdiction. The Credit Facilities are secured by all of WSI's assets, including those of its domestic and foreign subsidiaries, and are guaranteed by all of WSI's domestic and foreign subsidiaries. As of March 31, 2010, there was $25.0 million and C$9.0 million outstanding on the U.S. and Canadian dollar denominated revolving credit facility, respectively, and $11.6 million and C$11.2 million of revolver capacity was used to support outstanding letters of credit in the U.S. and Canada, respectively. As of March 31, 2010, WSI had unused availability of $84.4 million under its revolving credit facilities, subject to certain conditions.

  WSI's Credit Facilities contain certain financial and other covenants that restrict its ability to, among other things, make capital expenditures, incur indebtedness, incur liens, dispose of property, repay debt, pay dividends, repurchase shares and make certain acquisitions. WSI's financial covenants include: (i) maximum total leverage; (ii) maximum senior secured leverage; and (iii) minimum interest coverage. The covenants and restrictions limit the manner in which WSI conducts its operations and could adversely affect its ability to raise additional capital. As of March 31, 2010, WSI was in compliance with the financial covenants.

  Other Secured Notes Payable

  Included in WSI's other secured notes payable is a $10.5 million non-interest bearing promissory note with payments of $125,000 per month until June 2014. The net present value of the remaining payments due under the note as of March 31, 2010 approximates $5.4 million and accretes at 7.8%. The note is secured by a transfer station and related permit.

  Senior Subordinated Notes

  On April 30, 2004, WSI completed a private offering of 9 1/2% Senior Subordinated Notes ("Senior Subordinated Notes") due 2014 for gross proceeds of $160.0 million. On September 21, 2009 WSI completed an additional private placement of $50.0 million aggregate principal of WSI's Senior Subordinated Notes, with terms identical to the initial offering. This additional private placement resulted in gross proceeds of $49.5 million with an additional $2.1 million received from the purchasers for accrued interest. The Senior Subordinated Notes mature on April 15, 2014. Interest on the Senior Subordinated Notes is payable semiannually on October 15 and April 15. The Senior Subordinated Notes are redeemable, in whole or in part, at WSI's option, on or after April 15, 2009, at a redemption price of 104.75% of the principal amount, declining ratably in annual increments to par on or after April 15, 2012, together with accrued interest to the redemption date. Upon a change of control, as such term is defined in the Indenture, WSI is required to offer to repurchase all the Senior Subordinated Notes at 101.0% of the principal amount, together with accrued interest and liquidated damages, if any, and obtain the consent of WSI's senior lenders to such payment or repay indebtedness under WSI's Credit Facilities.

  The Senior Subordinated Notes are unsecured and are subordinate to WSI's existing and future senior secured indebtedness, including WSI's Credit Facilities, rank equally with any unsecured senior subordinated indebtedness and senior to WSI's existing and future subordinated indebtedness. WSI's obligations with respect to the Senior Subordinated Notes, including principal, interest, premium, if any, and liquidated damages, if any, are fully and unconditionally guaranteed on an unsecured, senior subordinated basis by all of WSI's existing and future domestic and foreign restricted subsidiaries.

  Waste Services is the primary obligor under the Senior Subordinated Notes. Waste Services has no independent operating assets or operations, and the guarantees of WSI's domestic and Canadian subsidiaries, which are all wholly owned subsidiaries, are full and unconditional and joint and several with respect to the Senior Subordinated Notes, including principal, interest, premium, if any, and liquidated damages, if any. In October 2008 and pursuant to certain amendments to the Indenture to the Senior Subordinated Notes, WSI's Canadian subsidiaries became guarantors under the Senior Subordinated Notes. Prior to these amendments, WSI's Canadian subsidiaries did not guarantee the Senior Subordinated Notes.

  The Senior Subordinated Notes contain certain covenants that, in certain circumstances and subject to certain limitations and qualifications, restrict, among other things: (i) the incurrence of additional debt; (ii) the payment of dividends and repurchases of stock; (iii) the issuance of preferred stock and the issuance of stock of WSI's subsidiaries; (iv) certain investments; (v) transactions with affiliates; and (vi) certain sales of assets.

  The indenture relating to WSI's Senior Subordinated Notes contains cross default provisions (i) should WSI fail to pay the principal amount of other indebtedness when due (after applicable grace periods) or the maturity date of that indebtedness is accelerated and the amount in question is $10.0 million or more or (ii) should WSI fail to pay judgments in excess of $10.0 million in the aggregate for more than 60 days.

14.   COMMITMENTS AND CONTINGENCIES

  Environmental Risks

  WSI is subject to liability for environmental damage that its solid waste facilities may cause, including damage to neighboring landowners or residents, particularly as a result of the contamination of soil, groundwater or surface water, including damage resulting from conditions existing prior to the acquisition of such facilities. Pollutants or hazardous substances whose transportation, treatment or

WASTE SERVICES, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.   COMMITMENTS AND CONTINGENCIES (Continued)

  disposal was arranged by WSI or its predecessors, may also subject WSI to liability for any off-site environmental contamination caused by these pollutants or hazardous substances.

  Any substantial liability for environmental damage incurred by WSI could have a material adverse effect on its financial condition, results of operations or cash flows. As of the date of these Condensed Consolidated Financial Statements, WSI estimates the range of reasonably possible losses related to environmental matters to be insignificant, and WSI are not aware of any such environmental liabilities that would be material to its operations or financial condition.

  Legal Proceedings

  In the normal course of WSI's business and as a result of the extensive governmental regulation of the solid waste industry, WSI may periodically become subject to various judicial and administrative proceedings involving federal, provincial, state or local agencies. In these proceedings, an agency may seek to impose fines on WSI or revoke or deny renewal of an operating permit or license that is required for WSI's operations. From time to time, WSI may also be subject to actions brought by citizens' groups, adjacent landowners or residents in connection with the permitting and licensing of transfer stations and landfills or allegations related to environmental damage or violations of the permits and licenses pursuant to which WSI operates. In addition, WSI may become party to various claims and suits for alleged damages to persons and property, alleged violations of certain laws and alleged liabilities arising out of matters occurring during the normal operation of a waste management business.

  No provision has been made in these Condensed Consolidated Financial Statements for the above matters. WSI does not currently believe that the possible losses in respect of outstanding litigation matters would have a material adverse impact on its business, financial condition, results of operations or cash flows.

  Surety Bonds, Letters of Credit and Insurance

  Municipal solid waste service contracts, permits and licenses to operate transfer stations, landfills and recycling facilities may require performance or surety bonds, letters of credit or other means of financial assurance to secure contractual performance. To collateralize its obligations WSI has provided customers, various regulatory authorities and its insurer with such bonds and letters of credit amounting to approximately $81.5 million and $80.9 million as of March 31, 2010 and December 31, 2009, respectively. The majority of these obligations are renewed on an annual basis.

  WSI's domestic based workers' compensation, automobile and general liability insurance coverage is subject to certain deductible limits. WSI retains up to $0.5 million and $0.25 million of risk per claim, plus claims handling expense under its workers' compensation and its auto and general liability insurance programs, respectively. Claims in excess of such deductible levels are fully insured subject to WSI's policy limits. However, WSI has a limited claims history for its U.S. operations and it is reasonably possible that recorded reserves may not be adequate to cover future payments of claims. Adjustments, if any, to WSI's reserves will be reflected in the period in which the adjustments are known. As of March 31, 2010, and included in the $81.5 million of bonds and letters of credit previously discussed, WSI has posted a letter of credit with its U.S. insurer of approximately $10.9 million to secure the liability for losses within the deductible limit. Provisions for retained claims are made by charges to expense based on periodic evaluations by management of the estimated ultimate liabilities on both reported and incurred but not reported claims. Adjustments, if any, to the estimated reserves resulting from ultimate claim payments will be reflected in operations in the periods in which such adjustments become known.

  The changes in insurance reserves for WSI's U.S. operations for the three months ended March 31, 2010 and 2009 are as follows (unaudited):

	Three Months Ended March 31,
	2010	2009
Balance at the beginning of the period	$5,855	$6,505
Provisions	571	948
Payments	(830)	(899)
Unfavorable claim development for prior periods	352	411

Balance at the end of the period	$5,948	$6,965

  Purchase Agreement

  During July 2009, WSI entered into an agreement to acquire 875 acres of agricultural land in Hardee County, Florida, subject to the land being permitted for the operation of a Class I landfill. The purchase price, at the seller's option, will be either (i) a lump sum

WASTE SERVICES, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.   COMMITMENTS AND CONTINGENCIES (Continued)

  payment of $10.0 million to $11.6 million depending on the timing of the closing of the transaction and payable on closing or (ii) a portion of the lump sum payment at closing, ranging from $1.0 million to $7.0 million, plus a future stream of annual payments calculated as the greater of a specified annual minimum, ranging from $0.2 million to $0.5 million, or a percentage of revenues from the operation of the landfill, until the property ceases to be used for landfill related operations, but not less than twenty years.

  Office Lease

  WSI leases office premises in an office tower in Burlington, Ontario owned by Westbury International (1991) Corporation, a property development company controlled by Michael H. DeGroote, one of WSI's directors, the son of Michael G. DeGroote, WSI's Chairman and brother of Gary W. DeGroote, one of WSI's directors. The leased premises consist of approximately 9,255 square feet. The term of the lease is 10 1/2 years commencing in 2004, with a right to extend for a further five years. Rent expense recognized under the terms of this lease was less than $0.1 million for the three months ended March 31, 2010 and 2009.

  Restructuring and Severance Related Commitments

  During the fourth quarter of 2008, WSI completed a restructuring of corporate overhead and other administrative and operational functions. The plan included the closing of WSI's U.S. corporate offices and the consolidation of corporate administrative functions to WSI's headquarters in Burlington, Ontario, reductions in staffing levels in both overhead and operational positions and the termination of certain consulting arrangements. In connection with the execution of the plan, in the fourth quarter of 2008 WSI recognized a charge of $6.9 million for selling, general and administrative expense, which consists of (i) $3.6 million for severance and related costs, (ii) $0.9 million for rent, net of estimated sub-let income of $0.7 million, due to the closure of WSI's U.S. corporate office and (iii) $2.4 million for the termination of certain consulting arrangements, the majority of which relate to agreements WSI had entered into with previous owners of businesses that were acquired. As of March 31, 2010, $2.4 million remains accrued relative to this plan.

  The following table summarizes the activity for these accrued restructuring costs for the three months ended March 31, 2010 (unaudited):

	Severance and Related Costs	Rent	Consulting	Total
Balance at December 31, 2009	$1,492	$574	$562	$2,628
Changes in estimates and other provisions	—	17	—	17
Payments	(241)	(57)	(62)	(360)
Foreign exchange and other	95	—	—	95

Balance at March 31, 2010	$1,346	$534	$500	$2,380

  WSI has made assumptions relative to the amount and timing of the remaining accrued restructuring costs in the above table, including estimates relative to the sub-lease of WSI's former U.S. corporate office, which is for an initial term of three years commencing November 1, 2009 and includes a three year extension term at the discretion of the tenant, which WSI has assumed will occur. Should WSI's assumptions require future revision as additional information becomes available, WSI may have additional charges in future periods.

  Registration Payment Arrangement

  In connection with the additional private placement of Senior Subordinated Notes completed on September 21, 2009, WSI entered into a Registration Rights Agreement with the initial purchasers of these notes in which WSI agreed to (i) file a registration statement with respect to the Senior Subordinated Notes within 120 days of the closing date of the issuance of the notes, or the issuance date, pursuant to which WSI will exchange the Senior Subordinated Notes for registered notes with terms identical to the Senior Subordinated Notes; (ii) have such registration statement declared effective within 210 days of the closing date; (iii) maintain the effectiveness of such registration statement for minimum periods specified in the agreement; and (iv) file a shelf registration statement in the circumstances and within the time periods specified in the agreement. If WSI does not comply with these obligations, it will be required to pay liquidated damages, in cash, in an amount equal to $0.05 per week per $1,000 in principal amount of the unregistered Senior Subordinated Notes for each week that the default continues, for the first 90-days following default. Thereafter, the amount of liquidated damages will increase by an additional $0.05 per week per $1,000 in principal amount of unregistered Senior Subordinated Notes for each subsequent 90-day period until all defaults have been cured, to a maximum of $0.50 per week per $1,000 in principal amount of unregistered Senior Subordinated Notes outstanding. Liquidated damages, if any, are payable at the same time as interest payments due under the Senior Subordinated Notes. As of the date of this filing, WSI expects to be subject to penalty payments under this Registration Rights Agreement, and has accrued $0.1 million for such penalties as of March 31, 2010.

WASTE SERVICES, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.   AUTHORIZED CAPITAL STOCK AND MIGRATION TRANSACTION

  Total Shares

  As of March 31, 2010, WSI was authorized to issue a total of 171,666,666 shares of capital stock consisting of:

    •
    166,666,666 shares of common stock, par value 0.01 per share; and

    •
    5,000,000 shares of preferred stock, par value 0.01 per share, of which 100,000 shares have been designated as Series A Preferred Stock.

  Preferred Stock

  The Series A Preferred Stock, with a par value of $0.01 per share and a liquidation preference of $1,000.00 per share, have the powers, preferences and other special rights and the qualifications, limitations and restrictions that are set forth in the Certificate of Designations of Series A Preferred Stock as amended. As of March 31, 2010 and December 31, 2009, no shares of Series A Preferred Stock were outstanding. The Special Voting Preferred Stock has the rights, preference, and limitations set forth in the Amended Certificate of Designation of Special Voting Preferred Stock. Upon the completion of the exchange of all the exchangeable shares of Waste Services (CA) Inc. in the second quarter of 2009, the one share that was designated as Special Voting Preferred Stock was automatically redeemed for $1.00 and is now deemed retired and cancelled, and may not be reissued.

  Migration Transaction

  Effective July 31, 2004, WSI entered into a migration transaction by which its corporate structure was reorganized so that Waste Services became the ultimate parent company of WSI's corporate group. Prior to the migration transaction, WSI was a subsidiary of Waste Services (CA) Inc. After the migration transaction, Waste Services (CA) Inc. became WSI's subsidiary.

  The migration transaction occurred by way of a plan of arrangement under the Business Corporations Act (Ontario) and consisted primarily of: (i) the exchange of 29,219,011 common shares of Waste Services (CA) Inc. for 29,219,011 shares of WSI's common stock; and (ii) the conversion of the remaining 3,076,558 common shares of Waste Services (CA) Inc. held by non-U.S. residents and who elected to receive exchangeable shares into 9,229,676 exchangeable shares of Waste Services (CA) Inc., which are exchangeable into 3,076,558 shares of WSI's common stock. The transaction was approved by the Ontario Superior Court of Justice on July 30, 2004 and by WSI's shareholders at a special meeting held on July 27, 2004.

  The terms of the exchangeable shares of Waste Services (CA) Inc. were the economic and functional equivalent of WSI's common stock. Holders of exchangeable shares (i) were entitled to receive the same dividends as holders of shares of WSI's common stock and (ii) were entitled to vote on the same matters as holders of shares of WSI's common stock. Such voting was accomplished through the one share of Special Voting Preferred Stock held by Computershare Trust Company of Canada as trustee, who voted on the instructions of the holders of the exchangeable shares (one-third of one vote for each exchangeable share). Holders of exchangeable shares also had the right to exchange their exchangeable shares for shares of WSI's common stock on the basis of one-third of a share of WSI's common stock for each one exchangeable share. Upon the occurrence of certain events, such as the liquidation of Waste Services (CA) Inc., or after the redemption date, WSI's Canadian holding company, Capital Environmental Holdings Company had the right to purchase each exchangeable share for one-third of one share of WSI's common stock, plus all declared and unpaid dividends on the exchangeable share and payment for any fractional shares.

  During the second quarter of 2009, all remaining exchangeable shares of Waste Services (CA) Inc. not owned by affiliates were exchanged for shares of WSI's common stock.

  Warrants

  WSI has outstanding warrants to purchase shares of its common stock. As of March 31, 2010, all of these warrants were exercisable. Activity for the three months ended March 31, 2010 for shares issuable upon exercise of these warrants, which expire at various dates through September 2011, is summarized as follows (unaudited):

	Number of Shares Issuable	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at the beginning of the period	2,804,695	$8.88	0.5	$651
Exercised during the period	(88,028)	8.52

Outstanding at the end of the period	2,716,667	8.86	0.3	$2,789

WASTE SERVICES, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.   AUTHORIZED CAPITAL STOCK AND MIGRATION TRANSACTION (Continued)

  Should the merger with IESI-BFC be completed, in general, at the effective time of the merger, each warrant to purchase shares of Waste Services common stock that is outstanding and unexercised immediately prior to the merger will be assumed by IESI-BFC, subject to the same terms and conditions as were applicable to the Waste Services warrants prior to the merger, and automatically converted into a warrant to purchase a number of IESI-BFC common shares equal to the product obtained by multiplying (a) the number of shares of WSI's common stock subject to the Waste Services warrant and (b) 0.5833, rounded up to the nearest whole IESI-BFC common share, at an exercise price per share equal to the quotient obtained by dividing (i) the per share exercise price of WSI's common stock subject to the Waste Services warrant by (ii) 0.5833, rounded up to the nearest one-hundredth of one cent.

16.   COMPREHENSIVE INCOME

  Comprehensive income includes the effects of foreign currency translation. Comprehensive income for the three months ended March 31, 2010 and 2009 is as follows (unaudited):

	Three Months Ended March 31,
	2010	2009
Net income	$5,583	$4,010
Foreign currency translation adjustment	3,158	(1,369)
Comprehensive income	$8,741	$2,641

17.   SEGMENT INFORMATION

  In making the determination of WSI's operating and reporting segments, WSI considers its organization and reporting structure and the information used by its chief operating decision maker to make decisions about resource allocation and performance assessment. WSI is organized along geographic locations or regions within the U.S. and Canada. WSI's Canadian operations are organized between two regions, Eastern and Western Canada, while in the U.S. WSI operates exclusively in Florida. For segment reporting, WSI defines "Corporate" as overhead expenses, not specifically attributable to WSI's Florida or Canadian operations, incurred both domestically and in Canada.

  WSI believes its Canadian operating segments may be aggregated for segment reporting purposes for the following reasons: (i) these segments are economically similar; (ii) the nature of the service, waste collection and disposal, is the same and transferable across locations; (iii) the type and class of customer is consistent among WSI's regions and districts; (iv) the methods used to deliver services are essentially the same (e.g. containers collect waste at market locations and trucks collect and transfer waste to landfills); and (v) the regulatory environment is consistent within Canada.

  WSI does not have significant (in volume or dollars) inter-segment operation-related transactions. Summarized financial information concerning WSI's reportable segments for the three months ended March 31, 2010 and 2009 is as follows (unaudited):

	Three Months Ended March 31, 2010
	Florida	Canada	Corporate	Total
Revenue	$58,567	$60,826	$—	$119,393
Depreciation, depletion and amortization	6,485	5,389	275	12,149
Income (loss) from operations	12,453	13,199	(8,373)	17,279
Capital expenditures	2,711	3,678	56	6,445

	Three Months Ended March 31, 2009
	Florida	Canada	Corporate	Total
Revenue	$50,243	$45,549	$—	$95,792
Depreciation, depletion and amortization	6,344	3,778	238	10,360
Income (loss) from operations	11,366	6,725	(5,766)	12,325
Capital expenditures	2,646	4,187	111	6,944

 INDEX TO COMBINED FINANCIAL STATEMENTS OF
COMMERCIAL CLEAN-UP ENTERPRISES, INC.
AND WE HAUL OF SOUTH FLORIDA, INC.

Audited Combined Financial Statements as at and for the Nine Months Ended September 30, 2008
Report of Independent Auditors	F-64
Combined Balance Sheet	F-65
Combined Statement of Operations	F-66
Combined Statement of Shareholders' Equity	F-67
Combined Statement of Cash Flows	F-68
Notes to Combined Financial Statements	F-69

 Commercial Clean-up Enterprises, Inc.
and We Haul of South Florida, Inc.

Combined Financial Statements

For the Nine Months Ended
September 30, 2008

 REPORT OF INDEPENDENT AUDITORS

Commercial Clean-up Enterprises, Inc. and We Haul of South Florida, Inc.
Naples, Florida

        We have audited the accompanying combined balance sheet of Commercial Clean-Up Enterprises, Inc. and We Haul of South Florida, Inc. as of September 30, 2008, and the related combined statements of operations, shareholders' equity and cash flows for the nine months then ended. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Commercial Clean-Up Enterprises, Inc. and We Haul of South Florida, Inc. as of September 30, 2008, and the results of their operations and their cash flows for the nine months then ended in conformity with accounting principles generally accepted in the United States of America.

        As disclosed in Note 8 of the notes to combined financial statements in December 2008 the operating assets of Commercial Clean-Up Enterprises, Inc. and We Haul of South Florida, Inc. were acquired by Waste Services, Inc.

/s/ Crowe Horwath LLP

Fort Lauderdale, Florida
July 7, 2009

COMMERCIAL CLEAN-UP ENTERPRISES, INC. AND
WE HAUL OF SOUTH FLORIDA, INC.

COMBINED BALANCE SHEET

As of September 30, 2008

ASSETS
Current assets:
Cash	$30,561
Accounts receivable, net of allowance of $156,575	405,610

Total current assets	436,171
Property and equipment, net	4,811,051
Other assets	47,720

Total assets	$5,294,942

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$352,791
Accrued expenses	101,231
Notes payable to shareholders	1,236,267
Short-term financing and current portion of long-term debt	593,238

Total current liabilities	2,283,527
Long-term debt	1,583,579

Total liabilities	3,867,106

Shareholders' equity:
Common stock	10,100
Additional paid-in capital	495,500
Retained earnings	922,236

Total shareholders' equity	1,427,836

Total liabilities and shareholders' equity	$5,294,942

The accompanying notes are an integral part of these Combined Financial Statements.

COMMERCIAL CLEAN-UP ENTERPRISES, INC. AND
WE HAUL OF SOUTH FLORIDA, INC.

COMBINED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2008

Revenue	$4,030,517
Operating and other expenses:
Cost of operations (exclusive of depreciation)	2,743,705
Selling, general and administrative expense (exclusive of depreciation)	1,271,145
Depreciation expense	655,082
Other income	(48,532)

Loss from operations	(590,883)
Interest expense	128,645

Net loss	$(719,528)

The accompanying notes are an integral part of these Combined Financial Statements.

COMMERCIAL CLEAN-UP ENTERPRISES, INC. AND
WE HAUL OF SOUTH FLORIDA, INC.

COMBINED STATEMENT OF SHAREHOLDERS' EQUITY

	Commercial Clean-up Enterprises, Inc. Common Stock		We Haul of South Florida, Inc. Common Stock
					Additional Paid-in Capital	Retained Earnings	Total Shareholders' Equity
	Shares	Amount	Shares	Amount
Balance, December 31, 2007	10,000	$10,000	100	$100	$311,000	$1,818,635	$2,139,735
Distributions to shareholders	—	—	—	—	—	(176,871)	(176,871)
Use of real-estate owned by shareholders	—	—	—	—	184,500	—	184,500
Net loss	—	—	—	—	—	(719,528)	(719,528)

Balance, September 30, 2008	10,000	$10,000	100	$100	$495,500	$922,236	$1,427,836

The accompanying notes are an integral part of these Combined Financial Statements.

COMMERCIAL CLEAN-UP ENTERPRISES, INC. AND
WE HAUL OF SOUTH FLORIDA, INC.

COMBINED STATEMENT OF CASH FLOWS

For the Nine Months Ended September 30, 2008

Cash flows from operating activities:
Net loss	$(719,528)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	655,082
Use of real-estate owned by shareholders	184,500
Gain on sale of property and equipment	(55,725)
Other non-cash items	4,917
Changes in operating assets and liabilities:
Accounts receivable	167,421
Prepaid expenses and other assets	(4,317)
Accounts payable and other accrued expenses	(447,833)

Net cash used in operating activities	(215,483)

Cash flows from investing activities:
Purchase of property and equipment	(2,885)
Proceeds from the sale of property and equipment	497,175

Net cash provided by investing activities	494,290

Cash flows from financing activities:
Proceeds from notes payable to shareholders	1,073,857
Repayment of notes payable to shareholders	(131,847)
Repayment of notes payable	(1,048,247)
Distributions to shareholders	(169,477)

Net cash used in financing activities	(275,714)

Increase in cash	3,093
Cash, beginning of period	27,468

Cash, end of period	$30,561

Supplemental Disclosure of Cash Flow Information:
Cash paid for interest	$132,345

The accompanying notes are an integral part of these Combined Financial Statements.

COMMERCIAL CLEAN-UP ENTERPRISES, INC. AND
WE HAUL OF SOUTH FLORIDA, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

NOTE 1.    OPERATIONS AND BASIS OF PRESENTATION

  Business Activity

  Commercial Clean-Up Enterprises, Inc. ("Commercial Clean-up") and We Haul of South Florida, Inc. ("We Haul") (collectively, the "Company") provides waste collection services for construction sites located in Southwest Florida.

  Basis of Presentation and Principles of Combination

  The accompanying combined financial statements include the accounts of Commercial Clean-up and We Haul. These entities share common ownership and engage in similar businesses in the same markets. Additionally, substantially all of the assets of both businesses were sold in a single transaction in December 2008 (see Note 8, Subsequent Events). Commercial and We Haul were incorporated in 1982 and 2005, respectively, pursuant to the laws of the State of Florida.

NOTE 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Use of Estimates

  The Company uses estimates and assumptions in preparing the financial statements in accordance with accounting principles generally accepted in the United States. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. It is reasonably possible that actual results could differ from the estimates that were used and that a change in estimate may occur in the near term. Significant estimates include the Company's allowance for doubtful accounts, revenue recognition and the carrying values of long-lived assets.

  Accounts Receivable

  The Company maintains an allowance for doubtful accounts based on the expected collectability of its accounts receivable. The Company performs credit evaluations of significant customers and establish an allowance for doubtful accounts based on the aging of receivables, payment performance factors, historical trends and other information. In general, the Company reserves a portion of those receivables outstanding more than 90 days and 100% of those outstanding more than 120 days. The Company evaluates and revises its reserve on a monthly basis based on a review of specific accounts outstanding and the history of uncollectible accounts. The Company does not charge interest on its outstanding accounts receivable balances.

  Concentrations of Credit Risk

  Financial instruments that potentially subject us to credit risk consist primarily of cash and trade accounts receivable. The Company maintains cash in bank accounts at high quality financial institutions. These cash balances, at times, may exceed federally insured limits.

  The Company's customers are diversified as to industry concentrations; however, the Company's operations are concentrated in Southwest Florida, which may be subject to specific economic conditions that vary from those nationally as well as weather related events that may impact the Company's operations. Additionally, the Company recognized approximately 17% of its revenue for the nine months ended September 30, 2008 from one customer and as of September 30, 2008, another customer represented approximately 13% of the Company's accounts receivable balance.

  Property and Equipment

  Property and equipment are carried at cost. Depreciation of property and equipment is provided using the straight-line method for financial purposes at rates based on the following useful lives:

Containers	5 - 10 years
Vehicles	5 - 10 years
Equipment and furniture	3 - 7 years

  Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Gains and losses on sales of capital assets are charged to operations currently.

  Long-Lived Assets

  The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful life of property and equipment or whether the remaining balance of property and equipment, or other long-lived assets, should be evaluated for possible impairment. Instances that may lead to an impairment include: (i) a significant decrease in the market price of a

COMMERCIAL CLEAN-UP ENTERPRISES, INC. AND
WE HAUL OF SOUTH FLORIDA, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  long-lived asset group; (ii) a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used or in its physical condition; (iii) a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset or asset group, including an adverse action or assessment by a regulator; (iv) an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset or asset group; (v) a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group; or (vi) a current expectation that, more likely than not, a long-lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

  The Company uses an estimate of the related undiscounted cash flows, excluding interest, over the remaining life of the property and equipment and long-lived assets in assessing their recoverability. The Company measures impairment loss as the amount by which the carrying amount of the asset(s) exceeds the fair value of the asset(s) and primarily employs two methodologies for determining the fair value of a long-lived asset: (i) the amount at which the asset could be bought or sold in a current transaction between willing parties; or (ii) the present value of expected future cash flows grouped at the lowest level for which there are identifiable independent cash flows.

  Fair Value of Financial Instruments

  The Company's financial instruments consist primarily of cash, receivables, notes payable, accounts payable and accrued expenses. The carrying amounts of such financial instruments approximate their respective estimated fair values due to the short-term maturities and approximate market interest rates of these instruments. The estimated fair values are not necessarily indicative of the amounts the Company would realize in the current market exchange or from future earnings or cash flows.

  Revenue Recognition

  The Company recognizes revenue when services, such as providing hauling services, are rendered.

  Income Taxes

  The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal income taxes on the Company's taxable income.

  Advertising

  The Company's policy is to expense advertising costs as the costs are incurred. Advertising expense for the nine months ended September 30, 2008 was $4,689.

NOTE 3.    PROPERTY AND EQUIPMENT

  Property and equipment consist of the following as of September 30, 2008:

Containers	$5,236,474
Vehicles	3,159,116
Equipment and furniture	277,966

8,673,556
Less: Accumulated depreciation	(3,862,505)

Property and equipment, net	$4,811,051

NOTE 4.    ACCRUED EXPENSES

  Accrued expenses consist of the following as of September 30, 2008:

Property taxes	$70,304
Payroll and related taxes and benefits	24,665
Other accrued expenses	6,262

Total accrued expenses	$101,231

COMMERCIAL CLEAN-UP ENTERPRISES, INC. AND
WE HAUL OF SOUTH FLORIDA, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 5.    DEBT

  Unrelated party debt consists of the following as of September 30, 2008:

Commercial operating line of credit — Bank of Naples, secured by accounts receivable, property and equipment, interest payable monthly, due 2010, interest based on the prime rate (5.00% at September 30, 2008), availability of up to $500,000	$229,473
Commercial operating line of credit — Orion Bank, secured by accounts receivable, property and equipment, interest payable monthly, due 2011, interest based on the prime rate (5.00% at September 30, 2008), availability of up to $1,500,000	1,082,024
We Haul operating line of credit — Bank of Naples, secured by accounts receivable, property and equipment, interest payable monthly, due 2010, interest at the prime rate plus 1.0% (6.00% at September 30, 2008), availability of up to $250,000	84,228
Commercial notes payable — Bank of Naples, collateralized by certain vehicles and equipment, payable in monthly installments including interest ranging from 6.00% to 8.75%, due through 2011	476,585
Commercial notes payable — Royal Bank of Canada, collateralized by certain vehicles and equipment, payable in monthly installments including interest ranging from 6.00% - 8.25%, due through 2009	232,790
We Haul notes payable — Bank of Naples, collateralized by certain vehicles and equipment, payable in monthly installments including interest at 7.00%, due 2010	71,717

Total	2,176,817
Less: Current portion	(593,238)

Long-term portion	$1,583,579

  Principal maturities of debt as of September 30, 2008 are as follows (for the twelve months ended September 30):

2009	$593,238
2010	438,667
2011	1,144,912

$2,176,817

  The Company is required to comply with certain financial covenants and conditions on the Commercial operating line of credit with Orion Bank that are measured annually following completion of the Company's fiscal year. The next measurement would have followed the completion of the financial statements for the year ended December 31, 2008. However, in December 2008, the operating line of credit was repaid in full (refer to Note 8).

NOTE 6.    RELATED PARTY TRANSACTIONS

  The Company utilizes a corporate office facility and storage space that is owned by, or controlled by, one of its shareholders. The use of this property is provided at no charge to the Company. The Company has recognized contributions totaling $184,500 for the nine months ended September 30, 2008 for the use of this property, which is based on the fair value of the rental of such properties. The corresponding expense for the usage of these properties is reflected in cost of operations and selling, general and administrative expense on the accompanying Combined Statement of Operations and totaled $45,000 and $139,500, respectively.

  The Company has loans payable to its shareholders totaling $1,236,267 as of September 30, 2008. These loans were paid in full in December 2008 (see Note 8, Subsequent Events).

NOTE 7.    CAPITAL STOCK

  •
  The Company has the following authorized and issued capital stock outstanding as of September 30, 2008: Commercial Clean-up — $1.00 par value; 10,000 shares authorized issued and outstanding, consisting of 1,000 Class A voting shares and 9,000 Class B non-voting shares. Except for the difference in voting rights, the rights, preferences, qualifications, limitations and restrictions, and the special and relative rights with respect to the shares of Class B non-voting common stock, are identical in all respects to the shares of Class A voting common stock.

  •
  We Haul — $1.00 par value; 100 shares authorized issued and outstanding.

COMMERCIAL CLEAN-UP ENTERPRISES, INC. AND
WE HAUL OF SOUTH FLORIDA, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS (Continued)

NOTE 8.    SUBSEQUENT EVENTS

  In December 2008, Waste Services, Inc. ("Waste Services") acquired substantially all of the long-lived assets of the Company and the Company ceased operations at such time. The purchase price for these assets totaled approximately $6,100,000, of which approximately $1,600,000 is deferred and payable as Waste Services collects waste volumes from within the counties of Charlotte, Lee and Collier, Florida. The Company utilized the proceeds from this sale to repay substantially all of the Company's then outstanding debt obligations due both unrelated and related parties.

 INDEX TO FINANCIAL STATEMENTS OF MIAMI-DADE COUNTY OPERATIONS
(A Division of Republic Services of Florida, a Limited Partnership)

REPORT OF INDEPENDENT AUDITORS

Miami-Dade County Operations, a division of Republic Services of Florida, a Limited Partnership.
Miami, Florida

        We have audited the accompanying balance sheet of Miami-Dade County Operations, a division of Republic Services of Florida, a Limited Partnership as of December 31, 2008, and the related statements of operations and division equity and cash flows for the year then ended. These financial statements are the responsibility of the Parent Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Miami-Dade County Operations, a division of Republic Service of Florida, a Limited Partnership as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

        As disclosed in Note 8 of the notes to financial statements, in October 2009, substantially all operating assets and certain liabilities of Miami-Dade County Operations, a division of Republic Services of Florida, a Limited Partnership were acquired by Waste Services, Inc.

/s/ Crowe Horwath LLP

Fort Lauderdale, Florida
December 18, 2009

MIAMI-DADE COUNTY OPERATIONS
(A Division of Republic Services of Florida, a Limited Partnership)

BALANCE SHEET

As of December 31, 2008

(In thousands)

ASSETS
Current assets:
Cash	$76
Accounts receivable	2,334
Prepaid expenses and other current assets	231

Total current assets	2,641
Property and equipment, net	7,072
Goodwill	35,063
Other assets	1,173

Total assets	$45,949

LIABILITIES AND PARENT COMPANY INVESTMENT
Current liabilities:
Accounts payable	$1,416
Accrued expenses and other current liabilities	2,476

Total current liabilities	3,892

Commitments and contingencies (Note 7)
Parent Company investment:
Division equity	8,144
Due to Parent Company	33,913

Total Parent Company investment	42,057

Total liabilities and Parent Company investment	$45,949

The accompanying notes are an integral part of these Financial Statements.

MIAMI-DADE COUNTY OPERATIONS
(A Division of Republic Services of Florida, a Limited Partnership)

STATEMENT OF OPERATIONS AND DIVISION EQUITY

For the Year Ended December 31, 2008

(In thousands)

Revenue	$21,635
Operating and other expenses:
Cost of operations (exclusive of depreciation)	15,356
Selling, general and administrative expense (exclusive of depreciation)	2,336
Depreciation expense	941
Other income	(65)

Income from operations	3,067
Interest expense from Parent Company	1,968

Net income before income taxes	1,099
Income tax expense	424

Net income	675
Division equity, beginning of year	7,469

Division equity, end of year	$8,144

The accompanying notes are an integral part of these Financial Statements.

MIAMI-DADE COUNTY OPERATIONS
(A Division of Republic Services of Florida, a Limited Partnership)

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2008

(In thousands)

Cash flows from operating activities:
Net income	$675
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	941
Changes in operating assets and liabilities:
Accounts receivable	70
Prepaid expenses and other assets	114
Accounts payable and other accrued expenses	(l63)

Net cash provided by operating activities	1,637

Cash flows from investing activities:
Purchase of property and equipment	(1,578)
Proceeds from the sale of property and equipment	7

Net cash used in investing activities	(1,571)

Cash flows from financing activities:
Change in due to Parent Company	(37)

Net cash used in financing activities	(37)

Increase in cash	29
Cash, beginning of Year	47

Cash, end of year	$76

The accompanying notes are an integral part of these Financial Statements.

MIAMI-DADE COUNTY OPERATIONS
(A Division of Republic Services of Florida, a Limited Partnership)

NOTES TO FINANCIAL STATEMENTS

For the Year Ended December 31, 2008

Note 1.    Organization, Operations and Basis of Presentation

  Business Activity

  Miami-Dade County Operations (the "Company") is a division of Republic Services of Florida, a Limited Partnership (the "Partnership"). The Partnership is a subsidiary of Republic Services, Inc. (the "Parent Company"). The Company provides solid waste collection and recycling services within the Miami-Dade County, Florida market.

  In October 2009, the Parent Company entered into a definitive agreement to sell substantially all of the Company's assets and certain liabilities to Waste Services, Inc. ("Waste Services") for proceeds of $32.0 million plus working capital, as defined in the agreement. The accompanying balance sheet as of December 31, 2008 was prepared by the Parent Company prior to the divestiture and reflects the assets and liabilities of the Company prior to the sale.

  Basis of Presentation

  The Company is not a registrant with the Securities and Exchange Commission (the "SEC"); however, the Parent Company is a registrant with the SEC and is subject to the SEC's periodic reporting requirements. Certain estimates, including allocations from the Parent Company, have been recorded in the accompanying financial statements for stand-alone financial reporting purposes. Management of the Company believes that the presentations and disclosures herein are adequate to make the information not misleading. In the opinion of management, all adjustments necessary to fairly state the accompanying financial statements have been reflected. The Company evaluated subsequent events through the date the accompanying financial statements were issued, which was December 18, 2009. All figures are presented in thousands of U.S. dollars, except where expressly stated as being in millions.

  As discussed in Note 6, the Parent Company charges the Company for management, financial and other administrative services, which the Parent Company provides to the Company and also allocates certain of its overhead costs to the Company. The Parent Company also maintains insurance coverage (employee health, general, auto liability and workers compensation) for the Company and allocates the cost of such coverage to the Company.

Note 2.    Summary of Significant Accounting Policies

  Use of Estimates

  The Company uses estimates and assumptions in preparing the financial statements in accordance with accounting principles generally accepted in the United States ("GAAP"). Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. It is reasonably possible that actual results could differ from the estimates that were used and that a change in estimate may occur in the near term. Significant estimates include the Company's allowance for doubtful accounts, income tax expense or benefit and the carrying values of goodwill and other long-lived assets.

  Accounts Receivable

  The Company maintains an allowance for doubtful accounts based on the expected collectability of its accounts receivable. The Company performs credit evaluations of significant customers and establish an allowance for doubtful accounts based on the aging of receivables, payment performance factors, historical trends and other information. The Company evaluates and revises its reserve on a monthly basis based on a review of specific accounts outstanding and the history of uncollectible accounts.

  Concentrations of Credit Risk

  Financial instruments that potentially subject the Company to credit risk consist primarily of cash and trade accounts receivable. The Company maintains cash in bank accounts at high quality financial institutions. These cash balances, at times, may exceed federally insured limits.

  The Company's customers are diversified as to industry concentrations; however, the Company's operations are concentrated in Miami-Dade County, Florida, which may be subject to specific economic conditions that vary from those nationally as well as weather related events that may impact the Company's operations.

MIAMI-DADE COUNTY OPERATIONS
(A Division of Republic Services of Florida, a Limited Partnership)

NOTES TO FINANCIAL STATEMENTS (Continued)

For the Year Ended December 31, 2008

Note 2.    Summary of Significant Accounting Policies (Continued)

  Property and Equipment

  Property and equipment are carried at cost. Depreciation of property and equipment is provided using the straight-line method for financial reporting purposes at rates based on the following useful lives:

Buildings and improvements	7 - 40 years
Containers, compactors and other equipment	3 - 13 years
Vehicles	3 - 12 years
Furniture fixtures and office equipment	5 - 12 years

  Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Gains and losses on sales of capital assets are charged to operations currently.

  Long-Lived Assets

  The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful life of property and equipment or whether the remaining balance of property and equipment, or other long-lived assets, should be evaluated for possible impairment. Instances that may lead to an impairment include: (i) a significant decrease in the market price of a long-lived asset or asset group; (ii) a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used or in its physical condition; (iii) a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset or asset group, including an adverse action or assessment by a regulator; (iv) an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset or asset group; (v) a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group; or (vi) a current expectation that, more likely than not, a long-lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

  If indicators of impairment exist, the asset or asset group is reviewed to determine whether its recoverability is impaired. The Company assesses the recoverability of the asset or asset group by comparing its carrying value to an estimate (or estimates) of its undiscounted future cash flows over its remaining life. If the estimated undiscounted cash flows are not sufficient to recover the carrying value of the asset or asset group, the Company measures an impairment loss as the amount by which the carrying amount of the asset exceeds its fair value. The loss is recorded to the statement of operations in the current period. Estimating future cash flows requires significant judgment, and the Company's projections of future cash flows and remaining useful lives may vary materially from actual results.

  Goodwill

  The Company tests goodwill for impairment on an annual basis using a two-step process. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. The first step of the goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying value, goodwill is not impaired. If the carrying value of the reporting unit's net assets, including goodwill, exceeds the fair value of the reporting unit, then the Company determines the implied fair value of goodwill. If the carrying value of goodwill exceeds its implied fair value, then an impairment of goodwill has occurred and an impairment is recognized for the difference between the carrying amount and the implied fair value of goodwill as a component of operating income. The implied fair value of goodwill is calculated by subtracting the fair value of tangible and intangible assets associated with the reporting unit from the fair value of the unit.

  The Company has only one reporting unit. In determining fair value, the Company utilizes discounted future cash flows or offers from interested investors, if any. There may be instances where alternative methods provide a more accurate measure or indication of fair value. Significant estimates used in the fair value calculation utilizing discounted future cash flows include, but are not limited to: (i) estimates of future revenue and expense growth by reporting unit; (ii) future estimated effective tax rates; (iii) future estimated capital expenditures as well as future required investments in working capital; (iv) estimated discount rate; and (v) the future terminal value of the reporting unit, which is based on its ability to exist into perpetuity.

  In addition, management evaluates a reporting unit for impairment if events or circumstances change between annual tests, indicating a possible impairment. Examples of such events or circumstances include: (i) a significant adverse change in legal factors or in the business climate; (ii) an adverse action or assessment by a regulator; (iii) a more likely than not expectation that a reporting unit or a significant portion thereof will be sold; or (iv) the testing for recoverability of a significant asset group within the reporting unit.

MIAMI-DADE COUNTY OPERATIONS
(A Division of Republic Services of Florida, a Limited Partnership)

NOTES TO FINANCIAL STATEMENTS (Continued)

For the Year Ended December 31, 2008

Note 2.    Summary of Significant Accounting Policies (Continued)

  Fair Value Measurements

  The Company's financial instruments consist primarily of cash, accounts receivable, accounts payable and accrued expenses. The carrying amounts of such financial instruments approximate their respective estimated fair values due to the short-term maturities and approximate market interest rates of these instruments. The estimated fair values are not necessarily indicative of the amounts the Company would realize in the current market exchange or from future earnings or cash flows.

  The fair value hierarchy under GAAP distinguishes between assumptions based on market data (observable inputs) and an entity's own assumptions (unobservable inputs). The hierarchy consists of three levels:

  •
  Level one — Quoted market prices in active markets for identical assets or liabilities;

  •
  Level two — Inputs other than level one inputs that are either directly or indirectly observable; and

  •
  Level three — Unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.

  Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company has no assets or liabilities measured at fair value on a recurring or non-recurring basis for the year ended December 31, 2008.

  Revenue Recognition

  The Company recognizes revenue when services, such as providing waste collection and recycling services, are rendered. Advanced billings are recorded as deferred revenue and are recognized as revenue at the time the related services are provided.

  Income Taxes

  The Company's operating results are included in the consolidated federal income tax return of the Parent Company. Separate Company state income tax returns are filed in Florida. The allocation of consolidated income taxes of the Parent Company to the Company is determined as if the Company prepared separate tax returns. The income tax liability is reflected in the due to Parent Company balance on the balance sheet. Deferred tax assets and liabilities (including any valuation allowance) and reserves for any uncertain tax positions are maintained on a corporate-wide basis by the Parent Company. The Parent Company recognizes interest and penalties as incurred within the provision for income taxes. The Parent Company and its subsidiaries are subject to income tax in the U.S. and Puerto Rico, as well as income tax in multiple state jurisdictions, and is subject to various federal, foreign, state and local tax rules and regulations. The Parent Company's compliance with such rules and regulations is periodically audited by tax authorities. These authorities may challenge the positions taken in tax filings. As such, to provide for certain potential tax exposures, the Parent Company maintains liabilities for uncertain tax positions for its estimate of the final outcome of the examinations. As of December 31, 2008, the Parent Company's tax years that remain subject to examination by major tax jurisdictions, as it relates to the Company, are 2005 to 2008.

  Advertising

  The Company's policy is to expense advertising costs as the costs are incurred. Advertising expense for the year ended December 31, 2008 was less than $0.1 million.

Note 3.    Property and Equipment

  Property and equipment consist of the following as of December 31, 2008:

Land	$738
Buildings and improvements	473
Containers: compactors and other equipment	3,984
Vehicles	7,033
Furniture: fixtures and office equipment	94

12,322
Less: Accumulated depreciation	(5,250)

Property and equipment, net	$7,072

MIAMI-DADE COUNTY OPERATIONS
(A Division of Republic Services of Florida, a Limited Partnership)

NOTES TO FINANCIAL STATEMENTS (Continued)

For the Year Ended December 31, 2008

Note 4.    Accrued Expenses

  Accrued expenses consist of the following as of December 31, 2008:

Deferred revenue	$1,839
Franchise fees	382
Payroll and related taxes and benefits	209
Other	46

Total accrued expenses	$2,476

Note 5.    Income Taxes

  The Company's operating results are included in the consolidated federal income tax return of the Parent Company. Separate Company state income tax returns are filed in Florida. The allocation of consolidated income taxes of the Parent Company to the Company is determined as if the Company prepared a separate tax return. The components of the income tax provision consist of the following for the year ended December 31, 2008:

Federal	$363
State	61

Income tax expense	$424

  The federal and state income tax provision includes both current and deferred income taxes. Under the informal tax sharing arrangement with the Parent Company, the total provision is treated as a current provision, which has reduced cash flows from operating activities and has increased the amount due to the Parent Company. Deferred income tax assets and liabilities (including any valuation allowance) and reserves for any uncertain tax positions related to the Company are maintained by the Parent Company.

  A reconciliation of the income tax provision at the federal statutory tax rate to the reported tax provision for the year ended December 31, 2008 is as follows:

Income tax provision at statutory rate (35%)	$385
State income taxes, net of federal benefit	39

Income tax expense	$424

Note 6.    Related Party Transactions

  All treasury functions are maintained at the Parent Company. Cash receipts are deposited into an account maintained by the Parent Company and the Company's cash requirements are met by the Parent Company with the net amount of these cash transactions recorded as due to Parent Company. The Company is charged interest at a rate of approximately 6.0% on the balances due to the Parent Company. Interest expense allocated by the Parent Company to the Company was approximately $2.0 million for the year ended December 31, 2008. The balance due to the Parent Company was approximately $33.9 million as of December 31, 2008.

  The Company is charged for management, financial and other administrative services provided by the Parent Company, including overhead, and is allocated these charges based on the Company's revenue relative to other divisions of the Parent Company. Related charges for the year ended December 31, 2008 were approximately $0.8 million and are included in selling, general and administrative expenses. Management believes the method of allocation used is reasonable but would not necessarily represent those costs charged by non-affiliated companies or incurred for similar functions on a stand-alone basis.

  The Parent Company sponsors a 401(k) plan (the "Plan"), which is a defined contribution plan that is available to eligible employees. Under the Plan, eligible employees may contribute a portion of their annual compensation on a pre-tax basis, subject to certain restrictions set by the Internal Revenue Code. The Parent Company matches 100% of the first 3% of eligible compensation and 50% of the next 2% of eligible compensation contributed by each employee, which is funded in cash. All contributions vest immediately. Matching contributions, which were expensed by the Company, were $0.1 million for the year ended December 31, 2008.

MIAMI-DADE COUNTY OPERATIONS
(A Division of Republic Services of Florida, a Limited Partnership)

NOTES TO FINANCIAL STATEMENTS (Continued)

For the Year Ended December 31, 2008

Note 7.    Commitments and Contingencies

  Operating Lease Agreements

  The Company has non-cancelable operating lease agreements for certain equipment. Future minimum payments due under these lease agreements are as follows (for the twelve months ended December 31):

2009	$16
2010	14
2011	9
2012	8
2013	3

$50

  Financial Assurance

  As of December 31, 2008, the Parent Company, in connection with the Company's operations, has provided $2.2 million in financial assurances to governmental agencies relating to its collection and recycling operations. These financial assurance requirements are satisfied by providing performance bonds, letters of credit, insurance policies or trust deposits to secure these obligations. Additionally, the Parent Company, in connection with the Company's operations, is required to provide financial assurances for its insurance program and collateral required for certain performance obligations.

  These financial instruments are issued in the normal course of business. They are not debt and, therefore, are not reflected in the accompanying balance sheet. The underlying obligations of the financial assurance instruments would be valued and recorded in the balance sheet based on the likelihood of the performance being required, which the Parent Company and the Company do not expect to occur. The fair value of such assurances is allocated to the Company by the Parent Company.

  Litigation

  The Company and its Parent Company are subject to extensive and evolving laws and regulations and have implemented environmental safeguards to respond to regulatory requirements. In the normal course of conducting operations, the Company and its Parent Company may become involved in certain legal and administrative proceedings. Some of these actions may result in fines, penalties or judgments, which may have an impact on earnings for a particular period. Litigation and regulatory compliance contingencies are accrued for when such costs are probable and reasonably estimable. There are no matters outstanding at December 31, 2008 that management expects to have a material adverse effect on the Company's liquidity, financial position or results of operations, and no provisions have been made in these Financial Statements for such matters.

  Guarantees and Collateral

  The Parent Company and/or the Partnership enter into contracts in the normal course of business that include indemnification clauses. Indemnifications relating to known liabilities are recorded in the financial statements based on management's best estimate of required future payments. Certain of these indemnifications relate to contingent events or occurrences, such as the imposition of additional taxes due to a change in the tax law or adverse interpretation of the tax law, and indemnifications made in divestiture agreements where the Parent Company and / or the Partnership indemnify the buyer for liabilities that may become known in the future but that relate to the Company's activities prior to the divestiture.

  Along with substantially all of the other operations of the Parent Company, the Company's assets collateralize certain of the Parent Company's outstanding debt obligations.

Note 8.    Subsequent Events

  On October 5, 2009, Waste Services acquired substantially all of the assets of the Company and assumed certain of the Company's liabilities. The purchase price for the transaction totaled $32.7 million. The Company assessed goodwill for impairment prior to the sale and recognized an impairment charge for goodwill of $15.6 million for the nine months ended September 30, 2009. In connection with the sale, the Company also recognized an impairment charge for other assets of $1.1 million, which relates to a disposal agreement that had a carrying value of $1.2 million as of December 31, 2008 and is included in other assets on the accompanying balance sheet.

 REPORT OF INDEPENDENT AUDITORS

Miami-Dade County Operations, a division of Republic Services of Florida, a Limited Partnership
Miami, Florida

        We have audited the accompanying balance sheet of Miami-Dade County Operations, a division of Republic Services of Florida, a Limited Partnership as of September 30, 2009, and the related statements of operations and division equity (deficit) and cash flows for the nine months then ended. These financial statements are the responsibility of the Parent Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Miami-Dade County Operations, a division of Republic Services of Florida, a Limited Partnership as of September 30, 2009, and the results of its operations and its cash flows for the nine months then ended in conformity with accounting principles generally accepted in the United States of America.

        As disclosed in Note 9 of the notes to financial statements, in October 2009, substantially all operating assets and certain liabilities of Miami-Dade County Operations, a division of Republic Services of Florida, a Limited Partnership were acquired by Waste Services, Inc.

/s/ Crowe Horwath LLP

Fort Lauderdale, Florida
December 18, 2009

MIAMI-DADE COUNTY OPERATIONS
(A Division of Republic Services of Florida, a Limited Partnership)

BALANCE SHEET

As of September 30, 2009

(In thousands)

ASSETS
Current assets:
Cash	$43
Accounts receivable	2,278
Prepaid expenses and other current assets	200

Total current assets	2,521
Property and equipment, net	6,503
Goodwill	19,218

Total assets	$28,242

LIABILITIES AND PARENT COMPANY INVESTMENT
Current liabilities:
Accounts payable	$628
Accrued expenses and other current liabilities	2,754

Total current liabilities	3,382

Commitments and contingencies (Note 8)
Parent Company investment:
Division deficit	(4,403)
Due to Parent Company	29,263

Total Parent Company investment	24,860

Total liabilities and Parent Company investment	$28,242

The accompanying notes are an integral part of these financial statements.

MIAMI-DADE COUNTY OPERATIONS
(A Division of Republic Services of Florida, a Limited Partnership)

STATEMENT OF OPERATIONS AND DIVISION EQUITY (DEFICIT)

For the Nine Months Ended September 30, 2009

(In thousands)

Revenue	$15,073
Operating and other expenses:
Cost of operations (exclusive of depreciation)	9,999
Selling, general and administrative expense (exclusive of depreciation)	1,735
Depreciation expense	678
Impairment of goodwill and other assets	16,699

Loss from operations	(14,038)
Interest expense from Parent Company	1,356

Loss before income taxes	(15,394)
Income tax benefit	(2,847)

Net loss	(12,547)
Division equity, beginning of period	8,144

Division deficit, end of period	$(4,403)

The accompanying notes are an integral part of these financial statements.

MIAMI-DADE COUNTY OPERATIONS
(A Division of Republic Services of Florida, a Limited Partnership)

STATEMENT OF CASH FLOWS

For the Nine Months Ended September 30, 2009

(In thousands)

Cash flows from operating activities:
Net loss	$(12,547)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation expense	678
Impairment of goodwill and other assets	16,699
Changes in operating assets and liabilities:
Accounts receivable	56
Prepaid expenses and other assets	118
Accounts payable and other accrued expenses	(510)

Net cash provided by operating activities	4,494

Cash flows from investing activities:
Purchase of property and equipment	(174)
Proceeds from the sale of property and equipment	65

Net cash used in investing activities	(109)

Cash flows from financing activities:
Change in due to Parent Company	(4,418)

Net cash used in financing activities	(4,418)

Decrease in cash	(33)
Cash, beginning of period	76

Cash, end of period	$43

The accompanying notes are an integral part of these financial statements.

MIAMI-DADE COUNTY OPERATIONS
(A Division of Republic Services of Florida, a Limited Partnership)

NOTES TO FINANCIAL STATEMENTS

For the Nine Months Ended September 30, 2009

Note 1.    Organization, Operations and Basis of Presentation

  Business Activity

  Miami-Dade County Operations (the "Company") is a division of Republic Services of Florida, a Limited Partnership (the "Partnership"). The Partnership is a subsidiary of Republic Services, Inc. (the "Parent Company"). The Company provides solid waste collection and recycling services within the Miami-Dade County, Florida market.

  In October 2009, the Parent Company entered into a definitive agreement to sell substantially all of the Company's assets and certain liabilities to Waste Services, Inc. ("Waste Services") for proceeds of $32.0 million plus working capital, as defined in the agreement. The accompanying balance sheet as of September 30, 2009 was prepared by the Parent Company prior to the divestiture and reflects the assets and liabilities of the Company prior to the sale.

  Basis of Presentation

  The Company is not a registrant with the Securities and Exchange Commission (the "SEC"); however, the Parent Company is a registrant with the SEC and is subject to the SEC's periodic reporting requirements. Certain estimates, including allocations from the Parent Company, have been recorded in the accompanying financial statements for stand-alone financial reporting purposes. Management of the Company believes that the presentations and disclosures herein are adequate to make the information not misleading. In the opinion of management, all adjustments necessary to fairly state the accompanying financial statements have been reflected. The Company evaluated subsequent events through the date the accompanying financial statements were issued, which was December 18, 2009. All figures are presented in thousands of U.S. dollars, except where expressly stated as being in millions.

  As discussed in Note 7, the Parent Company charges the Company for management, financial and other administrative services, which the Parent Company provides to the Company, and also allocates certain of its overhead costs to the Company. The Parent Company also maintains insurance coverage (employee health, general, auto liability and workers compensation) for the Company and allocates the cost of such coverage to the Company.

Note 2.    Summary of Significant Accounting Policies

  Use of Estimates

  The Company uses estimates and assumptions in preparing the financial statements in accordance with accounting principles generally accepted in the United States ("GAAP"). Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. It is reasonably possible that actual results could differ from the estimates that were used and that a change in estimate may occur in the near term. Significant estimates include the Company's allowance for doubtful accounts, income tax expense or benefit and the carrying values of goodwill and other long-lived assets.

  Accounts Receivable

  The Company maintains an allowance for doubtful accounts based on the expected collectability of its accounts receivable. The Company performs credit evaluations of significant customers and establish an allowance for doubtful accounts based on the aging of receivables, payment performance factors, historical trends and other information. The Company evaluates and revises its reserve on a monthly basis based on a review of specific accounts outstanding and the history of uncollectible accounts.

  Concentrations of Credit Risk

  Financial instruments that potentially subject the Company to credit risk consist primarily of cash and trade accounts receivable. The Company maintains cash in bank accounts at high quality financial institutions. These cash balances, at times, may exceed federally insured limits.

  The Company's customers are diversified as to industry concentrations; however, the Company's operations are concentrated in Miami-Dade County, Florida, which may be subject to specific economic conditions that vary from those nationally as well as weather related events that may impact the Company's operations.

MIAMI-DADE COUNTY OPERATIONS
(A Division of Republic Services of Florida, a Limited Partnership)

NOTES TO FINANCIAL STATEMENTS (Continued)

For the Nine Months Ended September 30, 2009

Note 2.    Summary of Significant Accounting Policies (Continued)

  Property and Equipment

  Property and equipment are carried at cost. Depreciation of property and equipment is provided using the straight-line method for financial reporting purposes at rates based on the following useful lives:

Buildings and improvements	7 - 40 years
Containers, compactors and other equipment	3 - 15 years
Vehicles	5 - 12 years
Furniture, fixtures and office equipment	5 - 12 years

  Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Gains and losses on sales of capital assets are charged to operations currently.

  Long-Lived Assets

  The Company periodically evaluates whether events and circumstances have occurred that may warrant revision of the estimated useful life of property and equipment or whether the remaining balance of property and equipment, or other long-lived assets, should be evaluated for possible impairment. Instances that may lead to an impairment include: (i) a significant decrease in the market price of a long-lived asset or asset group; (ii) a significant adverse change in the extent or manner in which a long-lived asset or asset group is being used or in its physical condition; (iii) a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset or asset group, including an adverse action or assessment by a regulator; (iv) an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset or asset group; (v) a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset or asset group; or (vi) a current expectation that, more likely than not, a long-lived asset or asset group will be sold or otherwise disposed of significantly before the end of its previously estimated useful life.

  If indicators of impairment exist, the asset or asset group is reviewed to determine whether its recoverability is impaired. The Company assesses the recoverability of the asset or asset group by comparing its carrying value to an estimate (or estimates) of its undiscounted future cash flows over its remaining life. If the estimated undiscounted cash flows are not sufficient to recover the carrying value of the asset or asset group, the Company measures an impairment loss as the amount by which the carrying amount of the asset exceeds its fair value. The loss is recorded to the statement of operations in the current period. Estimating future cash flows requires significant judgment, and the Company's projections of future cash flows and remaining useful lives may vary materially from actual results.

  Goodwill

  The Company tests goodwill for impairment on an annual basis using a two-step process. The first step is a screen for potential impairment, while the second step measures the amount of the impairment, if any. The first step of the goodwill impairment test compares the fair value of a reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying value, goodwill is not impaired. If the carrying value of the reporting unit's net assets, including goodwill, exceeds the fair value of the reporting unit, then the Company determines the implied fair value of goodwill. If the carrying value of goodwill exceeds its implied fair value, then an impairment of goodwill has occurred and an impairment is recognized for the difference between the carrying amount and the implied fair value of goodwill as a component of operating income. The implied fair value of goodwill is calculated by subtracting the fair value of tangible and intangible assets associated with the reporting unit from the fair value of the unit.

  The Company has only one reporting unit. In determining fair value, the Company utilizes discounted future cash flows or offers from interested investors, if any. There may be instances where alternative methods provide a more accurate measure or indication of fair value. Significant estimates used in the fair value calculation utilizing discounted future cash flows include, but are not limited to: (i) estimates of future revenue and expense growth by reporting unit; (ii) future estimated effective tax rates; (iii) future estimated capital expenditures as well as future required investments in working capital; (iv) estimated discount rate; and (v) the future terminal value of the reporting unit, which is based on its ability to exist into perpetuity.

  In addition, management evaluates a reporting unit for impairment if events or circumstances change between annual tests, indicating a possible impairment. Examples of such events or circumstances include: (i) a significant adverse change in legal factors or in the business climate; (ii) an adverse action or assessment by a regulator; (iii) a more likely than not expectation that a reporting unit or a significant portion thereof will be sold; or (iv) the testing for recoverability of a significant asset group within the reporting unit.

MIAMI-DADE COUNTY OPERATIONS
(A Division of Republic Services of Florida, a Limited Partnership)

NOTES TO FINANCIAL STATEMENTS (Continued)

For the Nine Months Ended September 30, 2009

Note 2.    Summary of Significant Accounting Policies (Continued)

  Fair Value Measurements

  The Company's financial instruments consist primarily of cash, accounts receivable, accounts payable and accrued expenses. The carrying amounts of such financial instruments approximate their respective estimated fair values due to the short-term maturities and approximate market interest rates of these instruments. The estimated fair values are not necessarily indicative of the amounts the Company would realize in the current market exchange or from future earnings or cash flows.

  The fair value hierarchy under GAAP distinguishes between assumptions based on market data (observable inputs) and an entity's own assumptions (unobservable inputs). The hierarchy consists of three levels:

  •
  Level one — Quoted market prices in active markets for identical assets or liabilities;

  •
  Level two — Inputs other than level one inputs that are either directly or indirectly observable; and

  •
  Level three — Unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.

  Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company has no assets or liabilities measured at fair value on a recurring basis. The Company has measured goodwill at fair value on a non-recurring basis during the nine months ended September 30, 2009, which is discussed more fully in Note 4.

  Revenue Recognition

  The Company recognizes revenue when services, such as providing waste collection and recycling services, are rendered. Advanced billings are recorded as deferred revenue and are recognized as revenue at the time the related services are provided.

  Income Taxes

  The Company's operating results are included in the consolidated federal income tax return of the Parent Company. Separate Company state income tax returns are filed in Florida. The allocation of consolidated income taxes of the Parent Company to the Company is determined as if the Company prepared separate tax returns. The income tax liability is reflected in the due to Parent Company balance on the balance sheet. Deferred tax assets and liabilities (including any valuation allowance) and reserves for any uncertain tax positions are maintained on a corporate-wide basis by the Parent Company. The Parent Company recognizes interest and penalties as incurred within the provision for income taxes. The Parent Company and its subsidiaries are subject to income tax in the U.S. and Puerto Rico, as well as income tax in multiple state jurisdictions, and is subject to various federal, foreign, state and local tax rules and regulations. The Parent Company's compliance with such rules and regulations is periodically audited by tax authorities. These authorities may challenge the positions taken in tax filings. As such, to provide for certain potential tax exposures, the Parent Company maintains liabilities for uncertain tax positions for its estimate of the final outcome of the examinations. As of September 30, 2009, the Parent Company's tax years that remain subject to examination by major tax jurisdictions, as it relates to the Company, are 2005 to 2008.

  Advertising

  The Company's policy is to expense advertising costs as the costs are incurred. Advertising expense for the nine months ended September 30, 2009 was less than $0.1 million.

Note 3.    Property and Equipment

  Property and equipment consist of the following as of September 30, 2009:

Land	$738
Buildings and improvements	473
Containers, compactors and other equipment	4,109
Vehicles	6,617
Furniture, fixtures and office equipment	106

12,043
Less: Accumulated depreciation	(5,540)

Property and equipment, net	$6,503

MIAMI-DADE COUNTY OPERATIONS
(A Division of Republic Services of Florida, a Limited Partnership)

NOTES TO FINANCIAL STATEMENTS (Continued)

For the Nine Months Ended September 30, 2009

Note 4.    Goodwill and Other Assets

  On October 5, 2009, Waste Services acquired substantially all of the assets of the Company and assumed certain of the Company's liabilities (see Note 9, Subsequent Events). The purchase price for this transaction totaled $32.7 million. The Company assessed goodwill for impairment prior to the sale and recognized an impairment charge for goodwill of $15.6 million for the nine months ended September 30, 2009. This impairment was based on an implied fair value of goodwill of $19.2 million, which was determined using level three inputs and was calculated using the two-step process previously described. Separately, an adjustment to decrease goodwill by $0.2 million was made during the nine months ended September 30, 2009 for deferred taxes pertaining to prior years' acquisitions.

  In connection with the sale, the Company also recognized an impairment charge for other assets of $1.1 million, which relates to a disposal agreement that had a carrying value of $1.2 million as of January 1, 2009. The Company utilized $0.1 million of this asset during the nine months ended September 30, 2009. This asset was not transferred as part of the sale.

Note 5.    Accrued Expenses

  Accrued expenses consist of the following as of September 30, 2009:

Deferred revenue	$1,682
Franchise fees	327
Payroll and related taxes and benefits	149
Other	596

Total accrued expenses	$2,754

Note 6.    Income Taxes

  The Company's operating results are included in the consolidated federal income tax return of the Parent Company. Separate Company state income tax returns are filed in Florida. The allocation of consolidated income taxes of the Parent Company to the Company is determined as if the Company prepared a separate tax return. The components of the income tax benefit consist of the following for the nine months ended September 30, 2009:

Federal	$(2,441)
State	(406)

Income tax benefit	$(2,847)

  The federal and state income tax provision includes both current and deferred income taxes. Under the informal tax sharing arrangement with the Parent Company, the total benefit is treated as a current benefit, which has increased cash flows from operating activities and has decreased the amount due to the Parent Company. Deferred income tax assets and liabilities (including any valuation allowance) and reserves for any uncertain tax positions related to the Company are maintained by the Parent Company.

  The charge of $15.6 million for the impairment of goodwill included approximately $8.0 million of goodwill that is not deductible for income tax purposes, and as such is treated as a permanent non-deductible item.. A reconciliation of the income tax benefit at the federal statutory tax rate to the reported tax provision for the nine months ended September 30, 2009 is as follows:

Income tax benefit at statutory rate (35%)	$(5,388)
Non-deductible goodwill impairment charge	2,805
State income tax benefit, net of federal benefit	(264)

Income tax benefit	$(2,847)

Note 7.    Related Party Transactions

  All treasury functions are maintained at the Parent Company. Cash receipts are deposited into an account maintained by the Parent Company and the Company's cash requirements are met by the Parent Company with the net amount of these cash transactions recorded as due to Parent Company. The Company is charged interest at a rate of approximately 6.0% on the balances due to the Parent Company. Interest expense allocated by the Parent Company to the Company was approximately $1.4 million for the nine months ended September 30, 2009. The balance due to the Parent Company was approximately $29.3 million as of September 30, 2009.

MIAMI-DADE COUNTY OPERATIONS
(A Division of Republic Services of Florida, a Limited Partnership)

NOTES TO FINANCIAL STATEMENTS (Continued)

For the Nine Months Ended September 30, 2009

Note 7.    Related Party Transactions (Continued)

  The Company is charged for management, financial and other administrative services provided by the Parent Company, including overhead, and is allocated these charges based on the Company's revenue relative to other divisions of the Parent Company. Related charges for the nine months ended September 30, 2009 were approximately $0.4 million and are included in selling, general and administrative expenses. Management believes the method of allocation used is reasonable but would not necessarily represent those costs charged by non-affiliated companies or incurred for similar functions on a stand-alone basis.

  The Parent Company sponsors a 401(k) plan (the "Plan"), which is a defined contribution plan that is available to eligible employees. Under the Plan, eligible employees may contribute a portion of their annual compensation on a pre-tax basis, subject to certain restrictions set by the Internal Revenue Code. The Parent Company matches 100% of the first 3% of eligible compensation and 50% of the next 2% of eligible compensation contributed by each employee, which is funded in cash. All contributions vest immediately. Matching contributions, which were expensed by the Company, were $0.1 million for the nine months ended September 30, 2009.

Note 8.    Commitments and Contingencies

  Operating Lease Agreements

  The Company has non-cancelable operating lease agreements for certain equipment. Future minimum payments due under these lease agreements are as follows (for the twelve months ended September 30):

2010	$15
2011	11
2012	8
2013	5

$39

  Financial Assurance

  As of September 30, 2009, the Parent Company, in connection with the Company's operations, has provided $2.2 million in financial assurances to governmental agencies relating to its collection and recycling operations. These financial assurance requirements are satisfied by providing performance bonds, letters of credit, insurance policies or trust deposits to secure these obligations. Additionally, the Parent Company, in connection with the Company's operations, is required to provide financial assurances for its insurance program and collateral required for certain performance obligations.

  These financial instruments are issued in the normal course of business. They are not debt and, therefore, are not reflected in the accompanying balance sheet. The underlying obligations of the financial assurance instruments would be valued and recorded in the balance sheet based on the likelihood of performance being required, which the Parent Company and the Company do not expect to occur. The fair value of such assurances is allocated to the Company by the Parent Company.

  Litigation

  The Company and its Parent Company are subject to extensive and evolving laws and regulations and have implemented environmental safeguards to respond to regulatory requirements. In the normal course of conducting operations, the Company and its Parent Company may become involved in certain legal and administrative proceedings. Some of these actions may result in fines, penalties or judgments, which may have an impact on earnings for a particular period. Litigation and regulatory compliance contingencies are accrued for when such costs are probable and reasonably estimable. There are no matters outstanding at September 30, 2009 that management expects to have a material adverse effect on the Company's liquidity, financial position or results of operations, and no provisions have been made in these Financial Statements for such matters.

  Guarantees and Collateral

  The Parent Company and/or the Partnership enter into contracts in the normal course of business that include indemnification clauses. Indemnifications relating to known liabilities are recorded in the financial statements based on management's best estimate of required future payments. Certain of these indemnifications relate to contingent events or occurrences, such as the imposition of additional taxes due to a change in the tax law or adverse interpretation of the tax law, and indemnifications made in divestiture agreements where the Parent Company and / or the Partnership indemnify the buyer for liabilities that may become known in the future but that relate to the Company's activities prior to the divestiture.

  Along with substantially all of the other operations of the Parent Company, the Company's assets collateralize certain of the Parent Company's outstanding debt obligations.

Note 9.    Subsequent Events

  On October 5, 2009, Waste Services acquired substantially all of the assets of the Company and assumed certain of the Company's liabilities. The purchase price for this transaction totaled $32.7 million.

 MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

        The consolidated financial statements of IESI-BFC Ltd. are the responsibility of management and have been approved by the Board of Directors.

        The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include some amounts that are based on estimates and judgments. Management has determined such amounts on a reasonable basis to ensure that the consolidated financial statements are presented fairly, in all material respects.

        IESI-BFC Ltd. maintains systems of internal accounting and administrative controls. These systems are designed and operating effectively to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company's assets are properly accounted for and adequately safeguarded.

        The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board of Directors carries out this responsibility principally through their Audit Committee.

        The Audit Committee is appointed by the Board of Directors and is comprised entirely of non-management directors. The Audit Committee meets periodically with management and the external auditors to discuss auditing, internal controls, accounting policy, and financial reporting matters. The Audit Committee reviews the consolidated financial statements with both management and the external auditors and reports its findings before such statements are approved by the Board of Directors.

        The consolidated financial statements have been audited by Deloitte & Touche LLP, the external auditors, in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Keith Carrigan (Signed)	Thomas Cowee (Signed)
Vice Chairman and Chief Executive Officer	Chief Financial Officer
February 23, 2010	February 23, 2010

 REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of IESI-BFC Ltd.

        We have audited the accompanying consolidated balance sheets of IESI-BFC Ltd. and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of operations and comprehensive income (loss), cash flows, equity and mezzanine equity and equity (deficiency) for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries as of December 31, 2009 and 2008 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

        On May 13, 2009, we reported separately to the Company's shareholders on our audits of the Company's consolidated financial statements as at and for the years ended December 31, 2008 and 2007, prepared in Canadian dollars and in accordance with Canadian generally accepted accounting principles, and which included a reconciliation of Canadian to U.S. GAAP. As discussed in Note 3 to the accompanying consolidated financial statements, the Company has changed its reporting currency from Canadian dollars to United States dollars. In addition, the financial statements have been retrospectively adjusted to reflect the Company's decision to adopt U.S. GAAP as its primary basis of reporting.

/s/ DELOITTE & TOUCHE LLP
Independent Registered Chartered Accountants
Licensed Public Accountants
Toronto, Ontario
February 23, 2010

IESI-BFC Ltd.

CONSOLIDATED BALANCE SHEETS

December 31, 2009 and December 31, 2008
(in thousands of U.S. dollars, except where otherwise stated)

	December 31, 2009	December 31, 2008
ASSETS
CURRENT
Cash and cash equivalents	$4,991	$11,938
Accounts receivable (Note 7)	111,839	107,767
Other receivables	546	228
Prepaid expenses	18,276	19,597
Restricted cash (Note 8)	382	82
Other assets (Note 14)	770	—

	136,804	139,612
OTHER RECEIVABLES	1,213	394
FUNDED LANDFILL POST-CLOSURE COSTS (Note 17)	8,102	6,115
INTANGIBLES (Note 9)	100,917	119,898
GOODWILL (Note 10)	630,470	617,832
LANDFILL DEVELOPMENT ASSETS	7,677	8,589
DEFERRED FINANCING COSTS (Note 11)	9,358	9,936
CAPITAL ASSETS (Note 12)	439,734	408,681
LANDFILL ASSETS (Note 13)	661,738	621,862
OTHER ASSETS (Note 14)	1,574	—

	$1,997,587	$1,932,919

LIABILITIES
CURRENT
Accounts payable	$62,753	$54,134
Accrued charges (Note 15)	70,572	55,509
Dividends payable	11,159	2,337
Income taxes payable	6,278	1,387
Deferred revenues	13,156	10,800
Current portion of long-term debt (Note 16)	—	38,380
Landfill closure and post-closure costs (Note 17)	6,622	7,210
Other liabilities (Note 14)	8,312	—

	178,852	169,757
LONG-TERM DEBT (Note 16)	654,992	835,210
LANDFILL CLOSURE AND POST-CLOSURE COSTS (Note 17)	63,086	50,857
OTHER LIABILITIES (Note 14)	3,611	15,045
DEFERRED INCOME TAXES (Note 18)	81,500	64,348

	982,041	1,135,217

COMMITMENTS AND CONTINGENCIES (Note 22)
EQUITY (Note 19)
NON-CONTROLLING INTEREST	230,014	230,452
SHAREHOLDERS' EQUITY
Common shares (no par value, authorized — unlimited, thousands of shares issued and outstanding 2009 — 82,112, 2008 — 57,359)	1,082,950	868,248
Restricted shares (thousands of shares issued and outstanding 2009 — 225, 2008 — 210)	(3,928)	(3,756)
Paid in capital	2,118	633
Deficit	(214,898)	(193,135)
Accumulated other comprehensive loss	(80,710)	(104,740)

Total shareholders' equity	785,532	567,250

Total equity	1,015,546	797,702

	$1,997,587	$1,932,919

Joseph H. Wright (Signed) Non-Executive Chairman	James J. Forese (Signed) Audit Committee Chair

The accompanying notes are an integral part of these consolidated financial statements.

IESI-BFC Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

For the years ended December 31, 2009, 2008 and 2007
(in thousands of U.S. dollars, except net income per share or trust unit amounts)

	2009	2008	2007
REVENUES	$1,008,466	$1,046,803	$854,110
EXPENSES
OPERATING	588,104	629,748	494,962
SELLING, GENERAL AND ADMINISTRATION	136,846	123,426	103,325
AMORTIZATION	156,702	168,859	150,505
NET GAIN ON SALE OF CAPITAL AND LANDFILL ASSETS	(198)	(862)	(1,335)

OPERATING INCOME	127,012	125,632	106,653
INTEREST ON LONG-TERM DEBT	34,225	51,490	38,632
NET FOREIGN EXCHANGE LOSS (GAIN)	276	(612)	12,728
NET (GAIN) LOSS ON FINANCIAL INSTRUMENTS (Note 23)	(1,562)	9,990	8,737
CONVERSION COSTS (Note 2)	298	3,137	—
OTHER EXPENSES	162	123	45

INCOME BEFORE INCOME TAXES	93,613	61,504	46,511
INCOME TAX EXPENSE (RECOVERY) (Note 18)
Current	20,039	6,630	8,174
Deferred	19,846	(85)	1,352

	39,885	6,545	9,526

NET INCOME	53,728	54,959	36,985

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	25,049	47,088	(122,324)
Commodity swaps designated as cash flow hedges, net of income tax ($1,319) (2008 — $631, 2007 — $nil)	2,717	(1,260)	—
Settlement of commodity swaps designated as cash flow hedges, net of income tax $110 (2008 and 2007 — $nil)	(332)	—	—

COMPREHENSIVE INCOME (LOSS)	$81,494	$102,047	$(85,339)

NET INCOME — CONTROLLING INTEREST	$47,062	$46,050	$30,989
NET INCOME — NON-CONTROLLING INTEREST	$6,666	$8,909	$5,996
COMPREHENSIVE INCOME (LOSS) — CONTROLLING INTEREST	$71,383	$102,047	$(85,339)
COMPREHENSIVE INCOME — NON-CONTROLLING INTEREST	$10,111	$—	$—
Net income per weighted average share or trust unit, basic	$0.64	$0.80	$0.55
Net income per weighted average share or trust unit, diluted	$0.63	$0.80	$0.55
Weighted average number of shares or trust units outstanding (thousands), basic	73,892	57,706	56,564
Weighted average number of shares or trust units outstanding (thousands), diluted	85,020	68,843	67,803

The accompanying notes are an integral part of these consolidated financial statements.

IESI-BFC Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2009, 2008 and 2007
(in thousands of U.S. dollars)

	2009	2008	2007
		(As adjusted Note 3)	(As adjusted Note 3)
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$53,728	$54,959	$36,985
Items not affecting cash
Restricted share expense	1,485	633	—
Write-off of landfill development assets	77	1,168	120
Accretion of landfill closure and post-closure costs	3,130	3,010	2,873
Amortization of intangibles	28,669	31,512	23,689
Amortization of capital assets	74,532	76,854	61,724
Amortization of landfill assets	53,501	60,493	65,092
Interest on long-term debt (deferred financing costs)	2,902	3,540	2,413
Net gain on sale of capital and landfill assets	(198)	(862)	(1,335)
Net (gain) loss on financial instruments	(1,562)	9,990	8,737
Net unrealized foreign exchange loss	—	—	9,015
Deferred income taxes	19,846	(85)	1,352
Landfill closure and post-closure expenditures	(7,145)	(2,022)	(4,228)
Changes in non-cash working capital items (Note 20)	27,304	(20,709)	(67)

Cash generated from operating activities	256,269	218,481	206,370

INVESTING
Acquisitions (Note 6)	(27,385)	(59,134)	(330,581)
Restricted cash deposits	(382)	—	(6,038)
Restricted cash withdrawals	82	1,473	5,104
Investment in other receivables	(1,434)	—	(568)
Proceeds from other receivables	487	428	2,417
Funded landfill post-closure costs	(1,021)	(1,550)	(1,371)
Purchase of capital assets	(81,219)	(82,071)	(89,607)
Purchase of landfill assets	(41,057)	(59,024)	(59,298)
Proceeds from the sale of capital and landfill assets	4,487	2,001	1,858
Investment in landfill development assets	(1,530)	(3,626)	(3,152)

Cash utilized in investing activities	(148,972)	(201,503)	(481,236)

FINANCING
Payment of deferred financing costs	(2,106)	(3,283)	(6,696)
Proceeds from long-term debt	190,609	275,427	523,639
Repayment of long-term debt	(443,320)	(169,051)	(203,570)
Common shares issued, net of issue costs	209,264	(3)	81,525
Purchase of restricted shares or trust units	(172)	(3,756)	—
Dividends paid to share and participating preferred shareholders and distributions paid to unitholders	(70,849)	(117,055)	(114,356)

Cash (utilized in) generated from financing activities	(116,574)	(17,721)	280,542
Effect of foreign currency translation on cash and cash equivalents	2,330	780	(1,049)

NET CASH (OUTFLOW) INFLOW	(6,947)	37	4,627

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	11,938	11,901	7,274

CASH AND CASH EQUIVALENTS, END OF YEAR	$4,991	$11,938	$11,901

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$4,991	$11,558	$11,145
Cash equivalents	—	380	756

	$4,991	$11,938	$11,901

Cash paid during the year for:
Income taxes	$16,785	$9,286	$5,782
Interest	$33,428	$47,510	$41,949

The accompanying notes are an integral part of these consolidated financial statements.

IESI-BFC Ltd.

CONSOLIDATED STATEMENT OF EQUITY

For the year ended December 31, 2009
(in thousands of U.S. dollars)

	Common shares	Restricted shares	Treasury shares	Paid in capital	Deficit	Accumulated other comprehensive (loss) income (Note 19)	Non-controlling interest	Equity
Balance at December 31, 2008	$868,248	$(3,756)	$—	$633	$(193,135)	$(104,740)	$230,452	$797,702
Net income					47,062		6,666	53,728
Dividends declared					(68,825)		(9,748)	(78,573)
Restricted share expense				1,485				1,485
Restricted shares purchased		(172)						(172)
Common shares issued, net of issue costs and income tax	213,942							213,942
Common shares issued on exchange of participating preferred shares ("PPSs"), net of issue costs	760						(760)	—
Common shares acquired by U.S. long-term incentive plan ("LTIP")			(1,779)					(1,779)
Deferred compensation obligation			1,779					1,779
Foreign currency translation adjustment						21,941	3,108	25,049
Commodity swaps designated as cash flow hedges, net of income tax						2,380	337	2,717
Settlement of commodity swaps designated as cash flow hedges, net of income tax						(291)	(41)	(332)

Balance at December 31, 2009	$1,082,950	$(3,928)	$—	$2,118	$(214,898)	$(80,710)	$230,014	$1,015,546

The accompanying notes are an integral part of these consolidated financial statements.

IESI-BFC Ltd.

CONSOLIDATED STATEMENTS OF MEZZANINE EQUITY AND EQUITY (DEFICIENCY)

For the years ended December 31, 2008 and 2007
(in thousands of U.S. dollars)

	Mezzanine equity	Common shares	Restricted shares	Treasury shares	Paid in capital	Deficit	Accumulated other comprehensive loss (Note 19)	Non-controlling interest	(Deficiency) Equity
Balance at December 31, 2007	$1,585,487	$—	$—	$—	$—	$(534,792)	$(150,568)	$—	$(685,360)
Net income						53,353		1,606	54,959
Dividends declared						(107,062)		(2,922)	(109,984)
Restricted share expense					253				253
Shares or trust units issued, net of issue costs and tax	(3)
Common shares acquired by U.S. LTIP	(1,996)
Fair value adjustments to trust units, PPSs and treasury units	(457,941)					457,941			457,941
Foreign currency translation adjustment	(94,569)						50,175		50,175
Reclassification (Note 19)	(1,030,978)	868,248	(3,756)		380	(62,575)	(3,087)	231,768	1,030,978
Commodity swaps designated as cash flow hedges, net of income tax							(1,260)		(1,260)

Balance at December 31, 2008	$—	$868,248	$(3,756)	$—	$633	$(193,135)	$(104,740)	$230,452	$797,702

	Mezzanine equity	Deficit	Accumulated other comprehensive loss	Deficiency
Balance at December 31, 2006	$1,406,977	$(531,919)	$(28,244)	$(560,163)
Net income		36,985		36,985
Dividends declared		(114,823)		(114,823)
Trust units issued net of issue costs and related tax effect	83,249			—
Trust units acquired by U.S. LTIP	(1,581)			—
Fair value adjustments to trust units, PPSs and treasury units	(74,965)	74,965		74,965
Foreign currency translation adjustment	171,807		(122,324)	(122,324)

Balance at December 31, 2007	$1,585,487	$(534,792)	$(150,568)	$(685,360)

The accompanying notes are an integral part of these consolidated financial statements.

IESI-BFC Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2009, 2008 and 2007
(in thousands of U.S. dollars and shares, except per share or trust unit amounts and where otherwise stated)

1.     ORGANIZATION

  IESI-BFC Ltd. (the "Corporation") was incorporated May 20, 2009 under the provisions of the Business Corporations Act (Ontario). Effective May 27, 2009, IESI-BFC Ltd. amalgamated with BFI Canada Ltd. ("BFI Canada"). On July 25, 2008, BFI Canada sold and transferred its sole outstanding common share to BFI Canada Income Fund (the "Fund") and issued an additional ninety-nine common shares for cash consideration of ninety-nine Canadian dollars. On August 18, 2008 the Fund's Board of Trustees approved a transaction providing for the reorganization of the Fund's structure from an income trust to a corporation through a plan of arrangement (Note 2). The plan of arrangement was approved by the Fund's unitholders at a special meeting held on September 25, 2008 and was approved by the Ontario Superior Court of Justice, effective October 1, 2008. The common shares of BFI Canada began trading on the Toronto Stock Exchange on October 2, 2008 and the Fund's trust units were concurrently delisted. On June 5, 2009, the Corporation commenced trading on the New York Stock Exchange ("NYSE") and closed its United States ("U.S.") public offering on June 10, 2009. Effective June 30, 2009 the Fund was wound up in accordance with the provisions of the Income Tax Act (Canada).

  The Corporation, through its operating subsidiaries, provides vertically integrated non-hazardous solid waste ("waste") services to commercial, industrial, municipal and residential customers in Canada and the south and northeast U.S.

2.     CONVERSION

  Pursuant to the plan of arrangement, unitholders of the Fund received one common share of BFI Canada for each trust unit held on the effective date of conversion, October 1, 2008. The Class A unit held by IESI Corporation ("IESI"), an indirect subsidiary of Corporation, was redeemed by the Fund for ten Canadian dollars and BFI Canada issued, and IESI subscribed for, 11,137 special voting shares for aggregate cash consideration of ten Canadian dollars. PPSs issued by IESI remain outstanding and are exchangeable into common shares of the Corporation. The consolidated financial statements of the Corporation have been prepared applying continuity of interests accounting. With the exception of the December 31, 2008 consolidated balance sheet and results of operations and cash flows for the period October 1, 2008 to December 31, 2008, the comparative figures presented herein are those of the Fund.

  Share based compensation arrangements outstanding at the time of conversion, remained in effect post conversion. Share based options to acquire trust units of the Fund were amended to share based options to acquire shares of the Corporation. Similarly, restricted trust unit compensation awards which entitled certain management to trust units of the Fund were changed to entitlements of the Corporation's shares.

  Conversion costs represent professional fees incurred by the Corporation to execute the plan of arrangement and the wind-up of the Fund and other entities related to the previous structure.

3.     CHANGE IN REPORTING CURRENCY AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

  Effective January 1, 2009 the Corporation elected to report its financial results in U.S. dollars and in accordance with accounting principles generally accepted in the U.S. ("U.S. GAAP"). Accordingly, all financial information contained in these consolidated financial statements for the years ended December 31, 2008 and 2007, have been recast from Canadian to U.S. dollars, unless otherwise stated, and presented in accordance with U.S. GAAP.

  Electing to report the Corporation's consolidated financial position and results of operations in U.S. dollars improves comparability of its financial information with its peers and reduces foreign currency fluctuations in the Corporation's reported amounts as a significant portion of its assets, liabilities and operations are conducted in the U.S., in U.S. dollars.

  Although the Corporation has elected to report its results in accordance with U.S. GAAP and in U.S. dollars, the Corporation remains a legally domiciled Canadian entity and its functional currency is the Canadian dollar. The Corporation's financial position, results of operations, cash flows and equity are initially consolidated in Canadian dollars. The Corporation's assets and liabilities are translated from Canadian to U.S. dollars at the foreign currency exchange rate in effect at the consolidated balance sheet date, while the Corporation's results of operations and cash flows are translated to U.S dollars applying the foreign currency exchange rate in effect during the reporting period. Translating the Corporation's U.S. segment financial position, results of operations and cash flows into Canadian dollars, the Corporation's functional currency, and re-translating these amounts to U.S. dollars, the Corporation's reporting currency, has no translation impact on the Corporation's consolidated financial statements. Accordingly, U.S. segment results retain their original values when expressed in the Corporation's reporting currency. The resulting translation adjustments are included in other comprehensive income or loss.

4.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  These consolidated financial statements ("financial statements") have been prepared in conformity with U.S. GAAP, are stated in U.S. dollars, and reflect the following significant accounting policies.

IESI-BFC Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007
(in thousands of U.S. dollars and shares, except per share or trust unit amounts and where otherwise stated)

4.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Basis of presentation

  Pursuant to the plan of arrangement (Note 2), unitholders of the Fund received one common share of BFI Canada for each trust unit held. The exchange did not constitute a change of control. Accordingly, the financial statements of the Corporation have been prepared applying continuity of interests accounting. Continuity of interest accounting reflects the operating substance of the transaction, despite the change in legal structure, and results in certain comparative financial information of the Fund being presented as comparative financial information of the Corporation. For the purpose of these financial statements, the term "Company" shall denote the results of operations for the Corporation and the Fund, and their respective subsidiaries, for all periods presented herein.

  The financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation.

  Use of estimates

  The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions include the following: estimates of the Company's allowance for doubtful accounts receivable; future earnings, income tax and other estimates used in the annual test for impairment of goodwill; recoverability assumptions for landfill development assets; the useful life of capital and intangible assets; estimates and assumptions used in the determination of the fair value of contingent acquisition payments; accrued accident claims reserves; projected landfill construction and development costs and estimated permitted airspace capacity consumed in the determination of landfill asset amortization; estimated landfill remediation costs; estimated closure and post-closure costs; various economic estimates used in the development of fair value estimates, including but not limited to interest and inflation rates; share or trust unit based compensation, including a variety of option pricing model estimates; the fair value of financial instruments; realization of deferred income tax assets; and deferred income tax assets and liabilities. Accordingly, results may differ significantly from these estimates.

  In June 2009, the Company received a certificate of authorization, permitting the Lachenaie landfill to receive 7.5 million cubic metres of waste over a period of five years at a rate of approximately 1.5 million cubic metres or 1.3 million tonnes of waste annually. The certificate of authorization permits the Lachenaie landfill to continue operating for a total of 10 years. However, the provincial Ministry, at their discretion, may limit the maximum allowable permitted waste received in the last five years of the certificate's term.

  The Company makes various estimates in the determination of estimated permitted airspace capacity. These estimates, if not realized, could result in material adjustments to landfill assets, goodwill and landfill closure and post-closure costs.

  Cash and cash equivalents

  Cash and cash equivalents include cash and short-term, highly liquid money market investments that have an original term to maturity of three months or less.

  Other receivables

  Other receivables may include direct finance lease and long-term finance receivables.

  Assets leased under terms that transfer substantially all of the benefits and risks and rewards of ownership to customers are accounted for as direct finance lease receivables. Direct finance lease receivables are carried at cost and discounted at the underlying rate implicit in the lease.

  Long-term finance receivables are carried at cost plus unearned finance revenues.

  The fair value of other receivables is estimated using a discounted cash flow analysis applying interest rates that management considers consistent with the credit quality of the borrower. Other receivables are periodically reviewed for impairment and any resulting write-down to the net recoverable amount is recorded in the period in which the impairment occurs.

  Restricted cash

  Cash received on the issuance of variable rate demand solid waste disposal revenues bonds ("IRBs") is made available for certain purposes which may include some or all of the of following: landfill construction or equipment, vehicle and or container expenditures. Cash received in advance of certain permitted expenditures is not available for general Company purpose or use. Accordingly, restricted

IESI-BFC Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007
(in thousands of U.S. dollars and shares, except per share or trust unit amounts and where otherwise stated)

4.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  cash amounts are classified as restricted cash on the Company's consolidated balance sheet. Deposits and withdrawals of restricted cash amounts are recorded as an investing activity in the consolidated statement of cash flows.

  Intangibles

  Intangible assets include customer collection contracts, customer lists, non-competition agreements, transfer station permits and trade-names, and all are deemed to have finite lives. Finite life intangibles are amortized on a straight-line basis as follows:

Customer collection contracts	Estimated contract term net of attrition
Customer lists	2-12 years
Non-competition agreements	2-5 years
Transfer station permits	10-25 years
Trade-names	2-13 years

  Goodwill

  Goodwill is not amortized and is generally tested annually for impairment or more frequently if an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount. Examples of such events or circumstances include: a significant adverse change in legal factors or in the business climate; an adverse action or assessment by a regulator; unanticipated competition; a loss of key personnel; a more-likely-than-not expectation that a significant portion or all of a reporting unit will be sold or otherwise disposed of; the testing for write-down or impairment of a significant asset group within a reporting unit; or the recognition of a goodwill impairment loss in its separate financial statements by a subsidiary that is a component of the reporting unit. Goodwill is not tested for impairment when the assets and liabilities that make up the reporting unit have not changed significantly since the most recent fair value determination, the most recent fair value determination results in an amount that exceeded the carrying amount by a substantial margin, and based on an analysis of events that have occurred and circumstances that have changed since the most recent fair value determination, the likelihood that a current fair value determination would be less than the current carrying amount of the reporting unit is remote. The Company has identified its reporting units as its operating segments and the amount of goodwill assigned to each and methodology employed to make such assignments has been applied on a consistent basis.

  The impairment test is a two step test. The first test requires the Company to compare the fair value of a reporting unit to its carrying amount. If the fair value exceeds its carrying amount, goodwill of the reporting unit is not considered impaired. However, if the carrying amount of the reporting unit exceeds its fair value, the fair value of the reporting unit's goodwill is compared with its carrying amount to measure the amount of impairment loss, if any. When the carrying amount of the reporting unit's goodwill exceeds the fair value of goodwill, an impairment loss is recognized in an amount equal to the excess. The fair value of goodwill is determined in the same manner as the value of goodwill determined in a business combination, whereby the excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the fair value of goodwill. Fair value is the amount at which an item can be bought or sold in a current transaction between willing parties, that is, other than in a forced sale or liquidation. In determining fair value, the Company has utilized a discounted future cash flow approach. Additional measures of fair value are also considered by the Company. Accordingly, the Company compares the results derived from its fair value determination calculated using a discounted cash flow approach to other fair value measures which may include some of all of the following: operating income before amortization and net gain or loss on sale of capital and landfill assets multiplied by a market trading multiple, offers from potential suitors, where available, or appraisals. There may be circumstances where an alternative method to determine fair value is a more accurate measure. Due to the inherent subjectivity in estimating fair value, a more pronounced and prolonged recession could render goodwill impaired and could have a material adverse effect on the Company's financial condition and operating performance.

  The annual impairment test was completed on April 30, 2009 and did not result in the recognition of an impairment loss. In light of various economic and financial conditions, the Company reviewed the requirements to perform the test for impairment in advance of its next annual test in April 2010. The Company's review concluded that conditions were not present to require the Company to re-perform its test for impairment of goodwill. The Company will continue to monitor both economic and financial conditions and re-perform its test for impairment as conditions warrant.

  Landfill development assets

  Landfill development assets represent costs incurred to develop landfills, including costs to obtain new landfill or landfill expansion permits. Landfill development assets are capitalized to landfill assets once the asset is available for use and these costs are amortized on a per unit basis as landfill airspace is consumed. Management periodically reviews the carrying values of landfill development assets for

IESI-BFC Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007
(in thousands of U.S. dollars and shares, except per share or trust unit amounts and where otherwise stated)

4.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  impairment and any resulting write-down to the net recoverable amount is recorded in the period in which the impairment occurs and recorded to operating expense on the Company's consolidated statement of operations and comprehensive income or loss.

  Deferred financing costs

  Deferred financing costs represent fees and costs incurred to secure or amend long-term debt facilities which are deferred and amortized over the term of the underlying debt instrument. Amortization of deferred financing costs is recorded to interest expense in the Company's statement of operations and comprehensive income or loss.

  Capital assets

  Capital assets are recorded at cost and, with the exception of land and land improvements, are amortized over their estimated useful lives on a straight-line basis as follows:

Buildings and improvements	10-40 years
Vehicles and equipment	3-10 years
Containers and compactors	5-10 years
Furniture, fixtures and computer equipment	3-10 years

  The historical cost of acquiring an asset includes the cost necessarily incurred to bring it to the condition and location necessary for its intended use, which includes interest. Interest costs attributable to the construction and development of certain qualifying capital assets are capitalized. The Company ceases to capitalize interest once the construction and development effort is complete and the asset is available for use. Interest is capitalized at the Company's weighted average cost of long-term debt. Construction and development activities undertaken in Canada and the U.S. incur interest at a rate applicable to each region. Capitalized amounts are amortized over the asset's intended useful life.

  Landfill assets

  Landfill assets represent the cost of landfill airspace, including original acquisition cost, incurred landfill construction and development costs, including gas collection systems installed during the operating life of the site, and capitalized landfill closure and post-closure costs.

  Interest is capitalized on certain qualifying landfill construction and development activities prior to the asset being available for use. The Company ceases to capitalize interest once the construction and development effort is complete and the asset is available for use. Interest is capitalized at the Company's weighted average cost of long-term debt. Construction and development activities undertaken in Canada and the U.S. incur interest at a rate applicable to each region.

  The cost of landfill assets, together with projected landfill construction and development costs and capitalized interest, is amortized on a per unit basis as landfill airspace is consumed.

  At least annually, management updates landfill capacity estimates and projected landfill construction and development costs. The impact on annual amortization expense of changes in estimated capacity and construction costs is accounted for prospectively.

  Total available disposal capacity for the purpose of amortizing landfill assets represents the sum of estimated permitted airspace capacity (having received the final permit from the governing authorities) plus future permitted airspace capacity, which represents an estimate of airspace capacity that management believes is probable of being permitted based on the following criteria:

  •
  Personnel are actively working to obtain the permit or permit modifications necessary for expansion of an existing landfill, and progress is being made on the project;

  •
  It is probable that the required approvals will be received within the normal application and processing time periods for approvals in the jurisdiction in which the landfill is located;

  •
  The Company has a legal right to use or obtain land associated with the expansion plan;

  •
  There are no significant known political, technical, legal or business restrictions or issues that could impair the success of the expansion effort;

IESI-BFC Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007
(in thousands of U.S. dollars and shares, except per share or trust unit amounts and where otherwise stated)

4.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  •
  Management is committed to pursuing the expansion; and

  •
  Additional airspace capacity and related costs have been estimated based on the conceptual design of the proposed expansion.

  The Company and its predecessors have been successful in receiving approvals for expansions pursued; however, there can be no assurance that the Company will be successful in obtaining approvals for landfill expansions in the future.

  Accrued insurance

  The Company is self-insured for certain general and auto liability, and workers' compensation claims. Stop-loss insurance coverage is maintained for claims in excess of $250 or $500, depending on the policy period in which the claim occurred. Self-insurance accruals are based on reported claims and claims incurred but not reported. The Company engages independent actuaries in its assessment of insurance accruals and considers its historical claims experience in the determination of its accrued amounts. Changes in the Company's claims history, including amounts or frequency, that increase or decrease the insurance accrual are recorded to the statement of operations and comprehensive income or loss in the period in which the change occurs. The Company makes various estimates in the determination of self-insured insurance accruals. Changes in these estimates could result in significant changes to accrued insurance amounts.

  Landfill closure and post-closure costs

  Costs associated with capping, closing and monitoring the landfill after it ceases to accept waste are recognized at fair value over the landfill's operating life representing the period over which the landfill accepts waste. The Company develops estimates for closure and post-closure costs with input from its engineers and landfill and accounting personnel. Estimates are reviewed at least once annually and consider the various regulations that govern each facility. Revenues derived from the Company's landfill gas to energy facilities do not reduce the Company's closure and post-closure cost estimates for periods during or post waste acceptance. Quoted market prices are not available to fair value landfill closure and post-closure costs. Accordingly, the Company estimates the fair value of landfill closure and post-closure costs using present value techniques that considers and incorporates assumptions marketplace participants would use in the determination of these estimates, including inflation, markups, inherent uncertainties due to the timing of work performed, information obtained from third parties, quoted and actual prices paid for similar work and engineering estimates. Inflation assumptions are based on management's understanding of current and future economic conditions and the expected timing of expenditures. An inflation factor of 2.0% (December 31, 2008 — 3.0%) and 2.5% (December 31, 2008 — 2.8%) has been used in the derivation of fair value estimates for the Company's Canadian and U.S. landfills, respectively. Fair value estimates are discounted back to their present value using the credit adjusted risk free rate, which is the rate of interest that is essentially free of default risk, plus an adjustment for the Company's credit standing. The credit adjusted risk free rate is based on management's understanding of current and future economic conditions and the expected timing of expenditures. Accordingly, the Company has discounted landfill closure and post-closure costs using a credit adjusted risk free rate between 5.4% and 9.5% in Canada (December 31, 2008 — 5.4% and 9.5%) and 5.7% and 7.2% (December 31, 2008 — 5.7% and 7.2%) in the U.S. Due to the inherent uncertainty in making these estimates, actual results could differ. In isolation, a change in the Company's credit standing does not change previously recorded closure and post-closure costs, but impacts subsequent fair value calculations.

  Reliable estimates of market risk premiums are not available as there is no existing market for selling the responsibility of landfill closure and post-closure activities. Accordingly, the Company has excluded any estimate of market risk premiums in the determination of fair value for landfill closure and post-closure costs.

  Upward revisions to estimated closure and post-closure costs are discounted using the current credit adjusted risk free rate. Downward revisions to estimated closure and post-closure costs are discounted using the credit adjusted risk free rate when the estimated closure and post-closure costs were originally recorded or a weighted average credit adjusted risk free rate if the period of original recognition cannot be identified.

  The Company records the estimated fair value of landfill closure and post-closure costs as airspace is consumed. The total obligation will be fully accrued at the time these facilities cease to accept waste and are closed.

  Maintenance activities including: environmental monitoring, mowing and fertilizing, leachate management, well monitoring, buffer maintenance, landfill gas to energy collection and flaring systems, and other activities, are charged to operating expenses during the operating life of the landfill. These same costs are estimated and included in the Company's landfill closure and post-closure accruals for all activities that occur post the landfill's operating life. Maintenance activities are generally required for a period of 30 years post waste acceptance.

IESI-BFC Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007
(in thousands of U.S. dollars and shares, except per share or trust unit amounts and where otherwise stated)

4.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Accretion represents an increase in the carrying amount of landfill closure and post-closure cost accruals due to the passage of time and is recognized as an operating expense in the consolidated statement of operations and comprehensive income or loss. Accretion expense continues to be recognized post waste acceptance.

  Income taxes

  Deferred income taxes are calculated using the liability method of accounting for income taxes. Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect of a change in tax rates on deferred income tax assets and liabilities is recorded to operations in the period in which the change occurs. Unutilized tax loss carryforwards that are not more likely than not to be realized are reduced by a valuation allowance in the determination of deferred income tax assets. Uncertain tax positions are recognized when it is more likely than not that the tax position will be sustained upon examination based on its technical merits. The Company recognizes interest related to uncertain tax positions and penalties in current income tax expense.

  Revenues

  Revenues consist primarily of waste collection fees earned from commercial, industrial, municipal and residential ("collection") customers and transfer and landfill disposal fees charged to third parties. The Company recognizes revenues when the service is provided, persuasive evidence of an arrangement exists, ultimate collection is reasonably assured and the price is determinable. The Company's revenues are not derived from multiple deliverables. Revenue is recognized upon the collection of waste for collection customers under contractual service agreements. Revenue earned from transfer and landfill disposal fees charged to third parties is recognized upon the receipt of waste at the Company's facilities. The Company also earns revenue from the collection and sale of recycled materials and generation of electric power. Revenue earned from the collection of recycled materials is recognized when materials are collected while revenue recognized on the sale of recycled materials is recognized when the material is delivered to the purchaser. Revenue earned from the sale of electric power or methane gas is under contract. Revenue is recognized when the supply of electricity or methane gas is delivered to the purchaser.

  Tax assessed by governmental authorities on revenue-producing transactions between the Company and its customers is excluded from revenues as presented in the consolidated statement of operations and comprehensive income or loss.

  Deferred revenue relates to long-term collection contracts, under which advanced billing occurs, or cash is received prior to the services being performed.

  Acquisitions

  The Company accounts for acquisitions using the acquisition method of accounting and allocates the purchase price to the fair value of identifiable assets acquired and liabilities assumed. The purchase price is further allocated to the fair value of non-controlling interest or the non-controlling interest's proportionate share of the net identifiable assets, where applicable. Goodwill is recognized as the excess of the fair value of consideration, including any amount of non-controlling interest in the acquired company, over the acquisition date fair values of the net identifiable assets acquired, subject to certain exceptions. If aggregate consideration is less than the net identifiable assets acquired, a gain is recognized to net income on the date of acquisition.

  The allocation of the purchase price may require adjustment when information is absent and fair value allocations are presented on an estimated or preliminary basis. Subsequent adjustments to estimated or preliminary amounts within the measurement period are recorded retrospectively to the purchase price allocation to reflect new information obtained about facts and circumstances that existed at the date of acquisition.

  Certain of the Company's purchase and sale agreements contain contingent consideration provisions. For acquisitions completed subsequent to January 1, 2009, purchase price allocation adjustments resulting from contingent consideration provisions are required when additional information is obtained subsequent to the date of acquisition that existed at the date of acquisition. Purchase price allocation adjustments are permitted, but are limited to the measurement period, which is the earlier of the date on which all facts and circumstances that existed at the date acquisition are known or are determined to not be obtainable, and one year from the date of acquisition. Changes in events that occurred subsequent to the date of acquisition are not permissible measurement period adjustments. Changes in the fair value of contingent consideration classified as equity are not re-measured, but their subsequent settlement is recorded to shareholders equity. A change in the fair value of contingent consideration classified as an asset or liability is measured at fair value and recorded to net income or loss.

IESI-BFC Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007
(in thousands of U.S. dollars and shares, except per share or trust unit amounts and where otherwise stated)

4.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  For acquisitions completed prior to January 1, 2009, contingent consideration which could be reasonably estimated at the date of acquisition and the outcome of which could be determined beyond a reasonable doubt, is recognized at fair value and is included in the purchase price allocation. Consideration which is contingent on maintaining or achieving specified revenue or earning levels, satisfying representations and warranties, achieving specified tonnage thresholds, in the case of acquired landfills, or receiving approval from regulatory authorities for landfill expansion, is recognized as an adjustment to the purchase price allocation when the contingency is resolved and the additional consideration is issued or becomes issuable.

  The acquisition date is the date the Company obtains control and is generally the date the Company obtains legal title to the net assets acquired. To be recognized at the date of acquisition, assets and liabilities must meet their fundamental definitions. Contingencies existing before or on the date of acquisition are recognized at their fair values if they can be reliably measured. Differences in the tax versus accounting basis of acquired net assets are recognized to income in the period of acquisition. The Company recognizes acquisition and related costs in the period incurred. Costs associated with the issuance of long-term debt are capitalized to deferred financing costs and amortized over the period of the underlying debt, while equity issue costs are recorded against share capital on the Company's consolidated balance sheet.

  Advertising costs

  Advertising costs of $2,303 (2008 — $2,805, 2007 — $2,197) are expensed as incurred and included in selling, general and administration expenses in the consolidated statement of operations and comprehensive income or loss.

  Royalties

  Certain of the Company's purchase and sale agreements contain provisions to make royalty payments. Royalty payments, and accrued amounts payable, are recorded to operating expenses on the consolidated statement of operations and comprehensive income or loss as incurred.

  Impairment of long-lived assets

  An impairment loss is recognized when events or circumstances indicate that the carrying amount of the long-lived asset is not recoverable and exceeds its fair value. Any resulting impairment loss is recorded in the period in which the impairment occurs. The Company has not recorded an impairment loss in the current or comparative year.

  Mezzanine equity

  Prior to the conversion of the Fund's trust structure to a corporation (Note 2), trust units were redeemable by their holders at any time. This redemption feature was required for the Fund to retain its Canadian mutual fund trust status. Upon notification of redemption, trust unitholders were entitled to receive a price per trust unit equal to the lesser of: (i) 90% of the average closing market price calculated for the 10 days prior to the date the trust units were surrendered for redemption, and (ii) the closing market price on the date of redemption. In accordance with the Fund's Declaration of Trust, trust units redeemable for cash, in any given month, were limited to $50 Canadian dollars, which could have been waived at the discretion of the Fund's Trustees.

  Issued equity, which is redeemable for cash or other assets and is (a) redeemable at a fixed or determinable price on a fixed or determinable date, (b) redeemable at the option of the holder, or (c) redeemable upon the occurrence of an event that is not solely within the control of the issuer, is classified outside of permanent equity. Accordingly, the Company classified trust units and participating preferred shares as mezzanine equity and recorded their values at their maximum redemption amount at each balance sheet date. The increase or decrease resulting from valuing the trust units and participating preferred shares at their maximum redemption amount was recorded to deficit. In addition, redemption value adjustments were recorded to mezzanine equity and were offset by an adjustment to deficit.

  Non-controlling interest

  Non-controlling interest represents a direct non-controlling equity interest in the Company through IESI's PPS holdings. The non-controlling interest is entitled to dividends that are economically equivalent to dividends declared and paid by the Company. PPSs are recorded at their exchange amount, which is measured at the weighted average trading price of the Company's issued equity at the date of issuance. The weighted average trading price represents the average price of the Company's issued equity calculated for a reasonable period before and after the IESI acquisition terms were agreed to and subsequently announced. Exchanges of PPSs into shares of the Company are recorded at the carrying value of the PPSs at issuance net of net income or loss and dividends attributable to

IESI-BFC Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007
(in thousands of U.S. dollars and shares, except per share or trust unit amounts and where otherwise stated)

4.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  PPSs to the date of exchange for the period prior to January 1, 2009. Subsequent to January 1, 2009, exchanges of PPSs into shares of the Company are recorded at the carrying value of the PPSs at issuance net of net income or loss, other comprehensive income or loss, and dividends attributable to PPSs to the date of exchange.

  Share or trust unit based compensation

  Share or trust unit based options

  The Company has issued all share based options with stock appreciation rights. Stock appreciation rights give the holder the right to surrender to the Company all or a portion of an option in exchange for cash equal to the excess of the fair market value, defined as the five day volume weighted average trading price of a share, over the option's exercise price.

  Share or trust unit based option appreciation rights are measured at fair value at the date of grant and re-measured at fair value at each balance sheet date until the date of settlement. The resulting compensation expense is recorded to selling, general and administration expense. The Company has elected to recognize compensation expense on a straight line basis over the requisite service period for the entire award. The Company considers estimated forfeitures in the determination of fair value. Changes to estimated forfeitures are recorded as a selling, general and administration expense in the period in which the change occurs.

  The Company uses the Black-Scholes-Merton option pricing model which requires the input of highly subjective assumptions. These assumptions include the estimated length of time employees will retain their options before exercising them and the expected volatility of the Company's share or trust unit price over the expected term. Changes in subjective assumptions can materially affect the estimated fair value of share or trust unit based compensation and, consequently, the related amount recognized in selling, general and administration expense on the consolidated statement of operations and comprehensive income or loss.

  Restricted shares

  Share based compensation is recognized over the period in which employee services are rendered. Restricted shares with graded vesting schedules are viewed as separate awards and are accounted for separately over the employee service period to the date of vesting. Restricted shares are initially recorded to shareholders' equity with the related expense recorded to selling, general and administration expense as the employee service period is satisfied.

  Shares or trust units held by a rabbi trust

  Prior to the conversion (Note 2), trust units of the Fund acquired for the benefit of the Company's U.S. LTIP participants and held in a rabbi trust were classified as mezzanine equity. The resulting deferred compensation obligation was recorded to accrued charges due to the redemption feature of the trust units. Fair value changes in the deferred compensation obligation were recorded to selling, general and administration expense.

  Subsequent to the conversion, common shares held in a rabbi trust are classified as treasury shares. Shares of the Company acquired for the benefit of its U.S. LTIP participants are held in a rabbi trust. A rabbi trust, as a grantor trust, requires that the assets held in the trust be available to satisfy the claims of general creditors in the event of bankruptcy. The deferred compensation obligation is classified as a shareholders' equity instrument and subsequent changes in the fair value of the shares are not recognized in either treasury stock or deferred compensation obligations. As U.S. LTIP participants draw shares of the Company from the rabbi trust, both the deferred compensation obligation and trust units acquired by the U.S. LTIP reduce by a similar amount.

  Financial instruments

  Derivatives, including derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contract, subject to certain exceptions, are measured at fair value, even when they are part of a hedging relationship.

  Gains or losses on financial instruments measured at fair value are recognized in the consolidated statement of operations and comprehensive income or loss in the periods in which they arise, with the exception of gains and losses on certain financial instruments that are part of a designated hedging relationship, which are recognized in other comprehensive income or loss.

IESI-BFC Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007
(in thousands of U.S. dollars and shares, except per share or trust unit amounts and where otherwise stated)

4.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Derivatives are financial instruments or other contracts that embody all of the following characteristics:

  •
  their value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, a credit rating or credit index, or other variable (sometimes called the "underlying"), provided that, in the case of a non-financial variable, the variable is not specific to a party to the contract;

  •
  they require no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and

  •
  they are settled at a future date.

  The Company enters into various types of derivative financial instruments, which may include some or all of the following: interest rate swaps, commodity swaps, foreign currency exchange agreements, or old corrugated cardboard ("OCC") hedges. Gains or losses on these derivative instruments are recorded in the consolidated statement of operations and comprehensive income or loss as a gain or loss on financial instruments, as a component of net income, with an offset to other assets or other liabilities on the Company's consolidated balance sheet.

  Embedded derivatives are components of a hybrid (combined) instrument that also includes a non-derivative host contract. The result is that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative. An embedded derivative causes some or all of the cash flows that would otherwise be required by the contract to be modified according to a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, a credit rating or credit index, or other variable, provided that, in the case of a non-financial variable, the variable is not specific to a party to the contract. An embedded derivative is separated from its host contract when all of the following conditions are met:

  •
  the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract;

  •
  the separated instrument would meet the definition of a derivative; and

  •
  the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in net income.

  Any gains or losses on embedded derivatives are recorded in the consolidated statement of operations and comprehensive income or loss as a gain or loss on financial instruments with an offset to other assets or other liabilities on the Company's consolidated balance sheet.

  Hedges

  Hedges modify the Company's exposure to one or more risks by creating an offset between changes in the fair value of, or the cash flows attributable to, the hedged item and the hedging item. Hedge accounting ensures that counterbalancing gains, losses, revenues and expenses are recognized in net income in the same period or periods, and is only applied when gains, losses, revenues and expenses on a hedging item would otherwise be recognized in net income in a different period than the gains, losses, revenues and expenses of the hedged item.

  The application of hedge accounting is at the option of the Company; however, hedge accounting can only be applied when, at the inception of the hedging relationship the Company has met or satisfied the following conditions:

  •
  the nature of the specific risk exposure or exposures being hedged has or have been identified in accordance with the Company's objective and strategy;

  •
  the Company has designated that hedge accounting will be applied to the hedging relationship; and

  •
  the Company has formally documented its risk management objective, its strategy, the hedging relationship, the hedged item, the related hedging item, the specific risk exposure or exposures being hedged, the term of the hedging relationship, and the method for assessing the effectiveness of the hedging relationship.

  In addition, both at the inception of the hedging relationship, and throughout its term, the Company has to be reasonably certain that the relationship will be effective and consistent with its originally documented risk management objective and strategy. Hedge effectiveness represents the extent to which changes in the fair value or cash flows of a hedged item relating to a risk being hedged, and arising during the term of a hedging relationship, are offset by changes in the fair value or cash flows of the corresponding hedging item related to the risk being hedged and arising during the same period. Accordingly, the effectiveness of the hedging relationship must be

IESI-BFC Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007
(in thousands of U.S. dollars and shares, except per share or trust unit amounts and where otherwise stated)

4.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  reliably measurable, the hedging relationship must be assessed on a regular periodic basis over its term to determine that has remained, and is expected to continue to be, effective, and in the case of a forecasted transaction, it is probable that the transaction will occur.

  Fair value hedges, hedge the exposure to changes in the fair value of: a recognized asset or liability; an unrecognized firm commitment; or, an identified portion of such an asset, liability or firm commitment. The Company has no fair value hedges.

  Cash flow hedges, hedge the exposure to variability in cash flows associated with: a recognized asset or liability; a forecasted transaction; or, a foreign currency risk in an unrecognized firm commitment. The gain or loss on the hedging item that is determined to be an effective hedge is recognized in other comprehensive income or loss and the ineffective portion of the gain or loss is recognized on the Company's statement of operations and comprehensive income or loss as a net gain or loss on financial instruments.

  The Company discontinues hedge accounting when a hedging relationship ceases to satisfy the conditions of hedge accounting, including: the maturity, expiry, sale, termination, cancellation or exercise, of the hedging item or hedged item; the anticipated transaction will not occur within the documented time period or within an additional two month period thereafter; the Company terminates its designation of the hedging relationship; or, the hedging relationship ceases to be effective. When a hedging item ceases to exist or it is determined that the anticipated transaction will not occur, amounts recognized in other comprehensive income or loss are recognized in net income or loss. If the Company terminates its designation of the hedging relationship or the hedging relationship ceases to be effective, amounts recorded to other comprehensive income or loss in previous periods are not reversed, while amounts arising subsequently are recorded on the Company's statement of operations and comprehensive income or loss as a net gain or loss on financial instruments. Amounts that were recorded to other comprehensive income or loss in previous periods that were not reversed are recorded as a net gain or loss on financial instruments in the same period or periods during which the hedged transaction affects net income.

  Gains and losses arising from cash flow hedging relationships which the Company has not designated for hedge accounting are recognized on the Company's statement of operations and comprehensive income or loss as a net gain or loss on financial instruments.

  Foreign currency translation

  The Corporation's functional currency is the Canadian dollar. Accordingly, the Company's financial position, results of operations, cash flows and equity are initially consolidated in Canadian dollars. The Company has concluded that its U.S. segments are self-sustaining foreign operations. Self-sustaining foreign operations are translated using the current rate method. Applying this method, assets and liabilities are translated to Canadian dollars from their functional currency using the exchange rate in effect at the consolidated balance sheet date. Revenues and expenses are translated to Canadian dollars at the average monthly exchange rates. The resulting translation adjustments are included in other comprehensive income or loss and are only included in the determination of net income when a reduction in the investment in these foreign operations is realized. Gains or losses on foreign currency balances or transactions that are designated as hedges of a net investment in self-sustaining foreign operations are offset against exchange losses or gains included in other comprehensive income or loss.

  The Company has elected to report its financial results in U.S. dollars. The Company's consolidated balance sheets are subsequently translated from Canadian to U.S. dollars at the foreign currency exchange rate in effect at the balance sheet date. The consolidated statements of operations and comprehensive income or loss and consolidated statement of cash flows are translated to U.S dollars applying the average foreign currency exchange rate in effect during the reporting period. The resulting translation adjustments are included in other comprehensive income or loss.

  Disposal of long-lived assets and discontinued operations

  Long-lived assets, to be disposed of other than by sale, such as abandonment or exchange for similar productive long-lived assets, are classified as held and used until the disposal transaction occurs. Long-lived assets held for sale are carried at the lower of their carrying amount or fair value less cost to sell.

5.     CHANGES IN ACCOUNTING POLICIES

  (a)
  Changes effective for the year ended December 31, 2009

  Non-controlling Interests in Consolidated Financial Statements

  In December 2007, the Financial Accounting Standards Board ("FASB") issued guidance on non-controlling interests in consolidated financial statements. The guidance requires ownership interests in subsidiaries held by parties other than the parent to be clearly

IESI-BFC Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007
(in thousands of U.S. dollars and shares, except per share or trust unit amounts and where otherwise stated)

5.     CHANGES IN ACCOUNTING POLICIES (Continued)

  identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from parent's equity. The standard also requires consolidated net income attributable to the parent and to the non-controlling interest to be clearly identified and presented on the face of the consolidated statement of income. While the parent's control is retained, the standard requires changes in the parent's ownership interest to be accounted for similarly as an equity transaction. Upon deconsolidation of a subsidiary, any retained non-controlling equity investment in the former subsidiary is initially measured at fair value and the gain or loss on the deconsolidation is measured using the fair value of any non-controlling equity investment rather than the carrying amount of the retained investment. For the Company, the guidance is effective January 1, 2009 and is applied prospectively, except for the presentation and disclosure requirements which are applied retrospectively. The Company has retrospectively reflected the presentation and disclosure requirements in its 2008 and 2007consolidated financial statements.

  Business Combinations

  In December 2007, FASB issued guidance on business combinations. The guidance establishes the following: principles and requirements for an acquirer to recognize and measure the identifiable assets acquired, liabilities assumed, and any non-controlling interest in the acquiree; how goodwill or a gain from a bargain purchase is recognized and measured in a business combination; and disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of a business combination. The guidance outlines that acquisition date fair value is the measurement objective for all assets acquired and liabilities assumed. In addition, the guidance requires that all acquisition related and restructuring costs be charged to earnings and requires contingent consideration to be recognized at its fair value on the date of acquisition. Certain contingent consideration arrangements will result in fair value changes being recognized in earnings to the date of final settlement. This statement eliminates adjustments to goodwill for changes in deferred income tax assets and uncertain tax positions after the acquisition accounting measurement period (limited to one year from the date of acquisition). This guidance is effective prospectively for acquisitions that occur on or after January 1, 2009 and accordingly its adoption had no effect on previously reported amounts.

  In April 2009, FASB issued a staff position which addresses the accounting for assets acquired and liabilities assumed in a business combination that arise from contingencies. This guidance amends and clarifies the business combinations standard regarding application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination.

  This position requires that an acquirer shall recognize at fair value, at the acquisition date, an asset acquired or a liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period. If the acquisition-date fair value of the contingency cannot be determined during the measurement period, an asset or a liability shall be recognized at the acquisition date if information available before the end of the measurement period indicates that it is probable that an asset existed or that a liability had been incurred at the acquisition date and the amount of the asset or liability can be reasonably estimated. If these criteria are not met at the acquisition date using information that is available during the measurement period, the acquirer shall not recognize an asset or liability as of the acquisition date. In periods after the acquisition date, the acquirer shall account for an asset or a liability arising from a contingency that does not meet the recognition criteria at the acquisition date in accordance with other applicable GAAP, as appropriate. This guidance has been applied prospectively for acquisitions consummated on or after January 1, 2009 and accordingly its adoption had no effect on previously reported amounts.

  Disclosures about Derivative Instruments and Hedging Activities

  In March 2008, FASB issued guidance on disclosures of derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under derivative instruments and hedging activities guidance and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This guidance is intended to enhance the current disclosure framework and requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. The additional disclosure conveys the purpose of derivative use in terms of the risks that the entity is intending to manage. Also, disclosing the fair values of derivative instruments and their gains and losses in a tabular format and credit risk-related contingent features and their impact on an entity's liquidity is required. For the Company, this guidance is effective January 1, 2009 and its adoption did not have a significant impact on the Company's financial statements.

IESI-BFC Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007
(in thousands of U.S. dollars and shares, except per share or trust unit amounts and where otherwise stated)

5.     CHANGES IN ACCOUNTING POLICIES (Continued)

  Useful Life of Intangible Assets

  In April 2008, FASB issued guidance on the determination of the useful life of intangible assets, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under goodwill and other intangibles guidance. The purpose of this guidance is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset. Accordingly, entities are required to disclose information for a recognized intangible asset that enables users of the financial statements to assess the extent to which the expected future cash flows associated with the asset are affected by the entities intent and/or ability to renew or extend the arrangement. For the Company, this guidance is effective January 1, 2009 and its adoption did not have a significant impact on the Company's financial statements.

  Subsequent Events

  In May 2009, FASB issued guidance on subsequent events. The guidance provides a general standard of accounting for, and disclosures of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. For the Company, this guidance is effective June 30, 2009 and its adoption did not have a significant impact on the Company's financial statements.

  Determining Fair Value

  In April 2009, FASB issued guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions are not orderly. This guidance also emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains unchanged. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. For the Company, this guidance is effective June 30, 2009 and its adoption did not have a significant impact on the Company's financial statements.

  Recognition and Presentation of Other-Than-Temporary Impairments

  In April 2009, FASB issued guidance on recognition and presentation of other-than-temporary impairments. This guidance addresses other-than-temporary impairment analysis under existing U.S. GAAP to determine whether the holder of an investment in a debt or equity security for which changes in fair value are not regularly recognized in earnings (such as securities classified as held-to-maturity or available-for-sale) should recognize a loss in earnings when the investment is impaired. An investment is impaired if the fair value of the investment is less than its amortized cost.

  This guidance amends the other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements. In addition, this guidance does not amend existing recognition and measurement guidance related to other-than-temporary impairments of equity securities. For the Company, this guidance is effective June 30, 2009 and its adoption did not have any impact on the Company's financial statements.

  FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles

  In June 2009, FASB issued guidance on accounting standards codification and the hierarchy of generally accepted accounting principles. This guidance is the source of authoritative U.S. GAAP recognized by FASB and applied by non-governmental entities. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. On the effective date of this guidance, the codification supersedes all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the codification will become non-authoritative.

  FASB will not issue new standards in the form of statements, staff positions, or emerging issues task force abstracts. Instead, it will issue accounting standards updates. FASB does not consider accounting standards updates as authoritative in their own right. Accounting standard updates will serve only to update the codification, provide background information about the guidance, and provide the basis for conclusions related to change(s) in codification.

IESI-BFC Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007
(in thousands of U.S. dollars and shares, except per share or trust unit amounts and where otherwise stated)

5.     CHANGES IN ACCOUNTING POLICIES (Continued)

  As originally issued, the hierarchy of generally accepted accounting principles identified the sources of accounting principles and the framework for selecting the principles used in preparing the financial statements of non-governmental entities that are presented in conformity with U.S. GAAP. This guidance arranged these sources of GAAP in a hierarchy for users to apply accordingly. The new guidance characterizes all guidance at the same level of authority. The use of non-authoritative GAAP is permitted when authoritative GAAP is absent.

  For the Company, this guidance is effective July 1, 2009 and its adoption did not have any impact on the Company's financial statements.

  Fair Value Measurements and Disclosures

  In August 2009, FASB issued guidance on fair value measurements and disclosures. This guidance provides clarification on measuring liabilities at fair value when a quoted price in an active market for an identical liability is not available. The guidance requires that an entity employ one or more valuation techniques using the following: the quoted price of the identical liability when traded as an asset, the quoted price for similar liabilities or similar liabilities when traded as an asset, or other valuation techniques consistent with existing fair value measurement guidance. Other valuation techniques include using a present value technique or a market approach, which is based on the amount at the measurement date that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability. The guidance also states that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustments to other inputs relating to the existence of a restriction that prevents the transfer of the liability. For the Company, this guidance is effective October 1, 2009 and its adoption did not have any impact on the Company's financial statements.

  Stock Compensation — Escrowed Share Arrangements and the Presumption of Compensation

  In January 2010, FASB issued an update to escrowed share arrangements and the presumption of compensation. Historically, escrowed share arrangements involving the release of shares to certain shareholders based on performance-related criteria is presumed to be compensatory. It was clarified that when evaluating whether the presumption of compensation has been overcome, the entity should consider the substance of the arrangement, including whether the arrangement was entered into for the purposes unrelated to, and not contingent upon, continued employment. It was further clarified, that an escrowed share arrangement in which the shares are automatically forfeited if employment terminates is compensation. Adopting this guidance did not have any impact on the Company's financial statements.

  Accounting and Reporting for Decreases in Ownership of a Subsidiary

  In January 2010, FASB issued guidance which clarifies the accounting and reporting by an entity for a change in its ownership interest in a subsidiary. This guidance addresses decreases in ownership interests in a subsidiary or group of assets that is a business or non-profit activity, a subsidiary that is a business or non-profit activity that is transferred to an equity method investee or joint venture, and an exchange of a group of assets that constitute a business or non-profit activity for a non-controlling interest in an entity (including an equity method investee or joint venture). The guidance also requires a reporting entity to assess a decrease in ownership of a subsidiary even if the subsidiary is not a business or non-profit activity, and to consider the substance of the transaction causing the decrease in ownership interest. In the absence of other guidance, the reporting entity should apply this guidance to decreases in its ownership interest in a subsidiary that is not a business or non-profit activity.

  This guidance also requires a reporting entity to disclose their valuation techniques for measuring their investments in subsidiaries or groups of assets, the nature of their continuing involvement in a subsidiary after it has been sold or spun off, and whether the transaction that resulted in the disposition of their interest in the subsidiary was with a business with which the company or its executives have financial ties.

  This guidance is effective January 1, 2009 and its adoption had no impact the Company's financial statements.

  (b)
  Changes effective beyond December 31, 2009

  Improving Fair Value Measurements and Disclosures

  In January 2010, FASB issued additional disclosure guidance aimed at improving fair value measurements and disclosures. This amending guidance sets forth new disclosures which include the following: disclosure of significant transfers in and out of Level 1 and Level 2 fair value measurements accompanied by a description for the reasons for the transfers, a reconciliation for fair value

IESI-BFC Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007
(in thousands of U.S. dollars and shares, except per share or trust unit amounts and where otherwise stated)

5.     CHANGES IN ACCOUNTING POLICIES (Continued)

  measurements in Level 3 presenting separately information about purchases, sales, issuances and settlements on a gross rather than net basis, disclosure of fair value measurements for each class of assets and liabilities, and disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements (Level 2 and Level 3). For the Company, this guidance is effective January 1, 2010, except for the disclosure of purchases, sales, issuances and settlements in the roll forward activity for Level 3 fair value measurements, which is effective January 1, 2011. This guidance is not expected to have a significant impact on the Company's financial statements.

  Accounting for Distributions to Shareholders with Components of Stock and Cash

  In January 2010, FASB issued guidance which clarifies that the stock portion of a distribution to shareholders, that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate, is considered a share issuance that is reflected in earnings per share prospectively and is not a stock dividend for the purpose of applying both equity and earnings per share guidance. For the Company, this guidance is effective January 1, 2010 and its adoption is not expected to have any impact on the Company's financial statements.

6.     ACQUISITIONS

  For the year ended December 31, 2009, the Company acquired all of the solid waste collection assets, including various current assets, and assumed various liabilities of two waste management companies in Canada and four in the U.S., each of which constitutes a business. The Company also acquired selected waste collection assets from one waste management company in Canada.

  For the year ended December 31, 2008, the Company acquired all of the solid waste collection assets, including various current assets, and assumed various liabilities of eight waste management companies, three in Canada and five in the U.S., each of which constitutes a business.

  For the year ended December 31, 2007, the Company acquired all of the outstanding common shares and solid waste collection assets of one waste management company in each of Canada and the U.S., and acquired the solid waste collection assets, including various current assets, and assumed various liabilities of five waste management companies in Canada and ten in the U.S.

  The Company considers all of these acquisitions "tuck-ins". Tuck-ins represent the acquisition of solid waste collection assets and or disposal facilities in markets where the Company has existing operations. Goodwill arising from tuck-in acquisitions is largely attributable to synergies expected by the Company as a result of personnel and operating overhead reductions, disposal advantages or the employment of market focused strategies. Pro forma revenues and net income for the combined tuck-in acquisitions has not been disclosed as the acquired companies are immaterial individually and in aggregate. The allocations of certain purchase prices, for various acquisitions completed in 2009, are absent final fair value adjustments. Payment of contingent consideration, for acquisitions completed prior to 2009, for achieving various business performance targets is also pending final adjustment. Final fair value and contingent consideration adjustments occurring during the measurement period that increase or decrease the fair value of certain assets or liabilities will be recorded against the respective purchase price allocation. The results of these acquisitions have been included in the financial statements from their respective closing dates.

IESI-BFC Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007
(in thousands of U.S. dollars and shares, except per share or trust unit amounts and where otherwise stated)

6.     ACQUISITIONS (Continued)

  The aggregate fair value of consideration paid and its allocation to the fair value of net assets acquired is as follows:

	December 31
	2009	2008	2007
Consideration
Cash, including holdbacks (as applicable)	$25,491	$42,976	$53,934

Net assets acquired
Accounts receivable	705	5,516	3,254
Intangibles (Note 9)	6,802	15,223	16,515
Goodwill	2,031	8,094	21,336
Capital assets	5,956	15,126	21,562
Landfill assets	16,027	—	—
Other long-term assets	—	—	12
Accounts payable	(1,259)	(897)	(2,872)
Landfill closure and post-closure costs	(4,771)	—	—
Future income tax liabilities	—	—	(5,873)
Other long-term liabilities	—	(86)	—

Total net assets acquired	$25,491	$42,976	$53,934

Consideration by segment (including holdbacks (as applicable))
Canada	$1,698	$17,800	$15,427
U.S. south	18,718	548	37,207
U.S. northeast	5,075	24,628	1,300

Total consideration	$25,491	$42,976	$53,934

Goodwill recorded by segment
Canada	$867	$161	$7,028
U.S. south	—	45	14,308
U.S. northeast	1,164	7,888	—

Total goodwill	$2,031	$8,094	$21,336

  For the year ended December 31, 2009, aggregate cash consideration amounted to $25,491. For the year ended December 31, 2008, aggregate cash consideration amounted to $42,659 (2007 — $50,014) which excludes holdbacks and cash payments due to sellers for achieving various business performance targets.

  Contingent consideration payments in respect of acquisitions consummated prior to January 1, 2009 totaled $1,894 (2008 — $16,475, 2007 — $3,360) (Note 22 (iv)).

  Goodwill amounting to $2,031 (2008 — $8,094, 2007 — $8,961) is expected to be deductible for tax purposes.

  Goodwill recognized on acquisitions is the result of benefits expected to arise from vertically integrating the acquired assets into the Company's existing operations. Integration increases the Company's ability to internalize waste, densify collection routes, and employ its market-focused strategies. Management anticipates that the integration of these acquisitions will have a positive impact on its operating results.

  Effective August 31, 2007, the Company acquired all of the issued and outstanding common shares of Winters Bros. Waste Systems, Inc. ("Winters Bros."), an integrated waste services provider based in New York. Total cash consideration, including acquisition and related costs and net of acquired cash and cash equivalents, amounted to $277,207.

IESI-BFC Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007
(in thousands of U.S. dollars and shares, except per share or trust unit amounts and where otherwise stated)

6.     ACQUISITIONS (Continued)

  The final allocation of the purchase price is as follows:

Current assets (excluding cash and cash equivalents of $1,340)	$18,587
Intangibles	81,239
Goodwill	161,944
Capital assets	64,420
Deferred costs	38
Current liabilities	(16,017)
Other liabilities	(461)
Future income tax liabilities	(32,543)

$277,207

Consideration
Cash (net of acquired cash and cash equivalents)	$276,207
Acquisition and related costs	1,000

$277,207

  Results for the Winters Bros. acquisition have been included in the Company's consolidated statement of operations and comprehensive income or loss, in its U.S. northeast segment, since the date of acquisition. Goodwill is not deductible for tax purposes.

  The following unaudited pro forma results of operations assume that the Company's acquisition of Winters Bros., acquired effective August 31, 2007 and accounted for using the purchase method of accounting, occurred as of January 1, 2007:

2007
(unaudited)
Revenues	$906,793
Net income	$20,985
Net income per trust unit, basic and diluted	$0.31

  The unaudited pro forma results may not be indicative of the results of operations that would have occurred if the transactions had been in effect on January 1, 2007 or of the operating results which may be realized in the future.

  Goodwill recognized on the Winters Bros. acquisition is due primarily to the vertical integration of assets in the Company's existing northeast segment. Integrating the Winters Bros. assets increases the Company's ability to internalize waste and management's ability to employ its market-focused strategies, each of which constitutes a business, which management anticipates will have a positive impact on the results of its operations.

  Proposed Transaction

  On November 11, 2009, the Company executed a merger agreement with Waste Services, Inc. ("WSI"). The agreement provides for the Company's wholly-owned subsidiary ("Merger Sub") to merge with and into WSI, with WSI surviving the merger as the Company's wholly-owned subsidiary. The Company expects to complete the merger in the second calendar quarter of 2010, subject to, among other things, receipt of required WSI stockholder approval and regulatory approvals.

  Pursuant to the merger agreement, each outstanding share of WSI common stock will be converted into the right to receive 0.5833 of the Company's common shares for each share of WSI common stock, with cash paid in lieu of fractional shares. This exchange ratio is fixed and will not be adjusted to reflect stock price changes prior to closing of the merger.

  Completion of the merger remains subject to the satisfaction or waiver of certain closing conditions, including approval from WSI stockholders and the Canadian Competition Bureau. The transaction was reviewed by U.S. antitrust authorities, and the thirty day waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 expired on January 19, 2010 without a request for additional documentation or information.

IESI-BFC Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007
(in thousands of U.S. dollars and shares, except per share or trust unit amounts and where otherwise stated)

7.     ALLOWANCE FOR DOUBTFUL ACCOUNTS

  The following table illustrates the Company's movement in its allowance for doubtful accounts for the year ended December 31, 2009.

	December 31
	2009	2008
Balance, beginning of the year	$5,562	$4,224
Net additions to allowance for doubtful accounts, during the year	3,948	4,733
Written-off, uncollectible, during the year	(6,368)	(3,685)
Recoveries, during the year	761	524
Foreign currency translation adjustment, during the year	155	(234)

Balance, end of year	$4,058	$5,562

8.     RESTRICTED CASH

  Restricted cash represents cash received from IRB drawings in advance of incurring the expenditure for which the IRBs are made available. At December 31, 2009, $382 (December 31, 2008 — $82) of cash is restricted to fund a portion of landfill construction activities, and equipment and container expenditures, in the Company's U.S. northeast and U.S. south operations, for 2009 and 2008, respectively.

9.     INTANGIBLES

	December 31, 2009
	Cost	Accumulated Amortization	Net Book Value	Additions	Weighted Average Amortization Period of Additions
Customer collection contracts	$110,648	$101,623	$9,025	$342	4.46
Customer lists	110,658	36,156	74,502	5,801	6.20
Non-competition agreements	13,503	6,714	6,789	659	5.00
Transfer station permits	12,339	2,600	9,739	—	—
Trade-names	2,198	1,336	862	—	—

	$249,346	$148,429	$100,917	$6,802

	December 31, 2008
	Cost	Accumulated Amortization	Net Book Value	Additions, net of adjustments	Weighted Average Amortization Period of Additions
Customer collection contracts	$92,861	$75,710	$17,151	$245	4.50
Customer lists	110,339	26,927	83,412	4,379	6.86
Non-competition agreements	12,943	4,068	8,875	173	5.00
Transfer station permits	10,545	1,674	8,871	6,134	20.00
Trade-names	3,988	2,399	1,589	34	—

	$230,676	$110,778	$119,898	$10,965

IESI-BFC Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007
(in thousands of U.S. dollars and shares, except per share or trust unit amounts and where otherwise stated)

9.     INTANGIBLES (Continued)

  Adjustments to prior period acquisitions resulted in a $4,258 reduction in 2008 intangible asset additions.

	December 31, 2007
	Additions	Weighted Average Amortization Period of Additions
Customer collection contracts	$684	3.33
Customer lists	82,538	8.75
Non-competition agreements	11,383	3.91
Transfer station permits	1,073	24.50
Trade-names	2,076	2.00

	$97,754

  Estimated remaining amortization expense for the Company's intangibles in each of the five succeeding years and thereafter is as follows:

2010	$21,270
2011	17,664
2012	16,070
2013	13,911
2014	10,778
Thereafter	21,224

$100,917

10.   GOODWILL

  The following table outlines the changes in goodwill.

	December 31
	2009	2008
Goodwill, beginning of year	$617,832	$623,959
Goodwill recognized on acquisitions completed, during the year	2,031	8,094
Goodwill recognized in respect of prior period acquisitions, during the year	1,916	(2,376)
Foreign currency exchange adjustment, during the year	8,691	(11,845)

Goodwill, end of year	$630,470	$617,832

11.   DEFERRED FINANCING COSTS

  Deferred financing costs represent fees and costs incurred in connection with securing or amending long-term debt facilities. The Company amortizes these costs on a straight-line basis over the term of the related debt, which approximates the effective interest method.

	December 31, 2009
	Cost	Accumulated Amortization	Net Book Value
Deferred financing costs	$18,394	$9,036	$9,358

IESI-BFC Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007
(in thousands of U.S. dollars and shares, except per share or trust unit amounts and where otherwise stated)

11.   DEFERRED FINANCING COSTS (Continued)

	December 31, 2008
	Cost	Accumulated Amortization	Net Book Value
Deferred financing costs	$16,711	$6,775	$9,936

  Amortization related to deferred financing costs for the year ended December 31, 2009 amounted to $2,902 (2008 — $3,540, 2007 — $2,413).

  Estimated remaining amortization expense for the Company's deferred financing costs in each of the five succeeding years and thereafter is as follows:

2010	$2,834
2011	2,433
2012	418
2013	261
2014	220
Thereafter	3,192

$9,358

12.   CAPITAL ASSETS

	December 31, 2009
	Cost	Accumulated Amortization	Net Book Value
Land and improvements	$50,420	$—	$50,420
Buildings and improvements	110,189	25,737	84,452
Vehicles and equipment	392,993	192,479	200,514
Containers and compactors	187,353	87,979	99,374
Furniture, fixtures and computer equipment	17,336	12,362	4,974

	$758,291	$318,557	$439,734

	December 31, 2008
	Cost	Accumulated Amortization	Net Book Value
Land and improvements	$47,361	$—	$47,361
Buildings and improvements	94,577	18,113	76,464
Vehicles and equipment	336,224	147,656	188,568
Containers and compactors	159,731	68,192	91,539
Furniture, fixtures and computer equipment	14,317	9,568	4,749

	$652,210	$243,529	$408,681

  For the year ended December 31, 2009, capitalized interest in the period amounted to $18 (2008 — $nil, 2007 — $62).

IESI-BFC Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007
(in thousands of U.S. dollars and shares, except per share or trust unit amounts and where otherwise stated)

13.   LANDFILL ASSETS

	December 31, 2009
	Cost	Accumulated Amortization	Net Book Value
Landfill assets	$1,016,030	$354,292	$661,738

	December 31, 2008
	Cost	Accumulated Amortization	Net Book Value
Landfill assets	$899,833	$277,971	$621,862

  For the year ended December 31, 2009, capitalized interest in the period amounted to $2,043 (2008 — $2,409, 2007 — $3,721).

  In June 2009, the Company received a certificate of authorization, permitting the Lachenaie landfill to receive 7.5 million cubic metres of waste over a period of five years at a rate of approximately 1.5 million cubic metres or 1.3 million tonnes of waste annually. The certificate of authorization permits the Lachenaie landfill to continue operating for a total of 10 years. However, the provincial Ministry, at their discretion, may limit the maximum allowable permitted waste received in the last five years of the certificate's term.

  Management is in compliance with the criteria it applies to determine future permitted airspace capacity.

14.   OTHER ASSETS AND OTHER LIABILITIES

	December 31
	2009	2008
Other assets
Fair value of commodity swaps	$641	$—
Fair value of commodity swaps designated as cash flow hedges	1,703	—

	2,344	—
Less current portion of other assets	770	—

	$1,574	$—

Other liabilities
Fair value of interest rate swaps	$11,923	$12,965
Fair value of commodity swaps designated as cash flow hedges	—	1,891
Contingent acquisition payables	—	189

	11,923	15,045
Less current portion of other liabilities	8,312	—

	$3,611	$15,045

IESI-BFC Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007
(in thousands of U.S. dollars and shares, except per share or trust unit amounts and where otherwise stated)

15.   ACCRUED CHARGES

  Accrued charges are comprised of the following:

	December 31
	2009	2008
Payroll and related costs	$19,531	$16,013
Insurance	18,799	13,445
Franchise and royalty fees	4,301	4,250
Interest	5,224	6,190
Environmental surcharges	4,349	2,600
Provincial and state sales taxes	3,292	2,752
Acquisition and related costs	3,017	1,767
Property taxes	336	175
Share based compensation	2,383	167
Other	9,340	8,150

Accrued charges	$70,572	$55,509

16.   LONG-TERM DEBT

	December 31
	2009	2008
Term loan	$195,000	$195,000
Senior secured debentures, series A	—	38,380
Senior secured debentures, series B	55,418	47,362
Revolving credit facilities	295,574	488,848
IRBs	109,000	104,000

	654,992	873,590
Less current portion of long-term debt	—	38,380

	$654,992	$835,210

  U.S. term loan and revolving credit facility

  Effective October 1, 2008, the Company entered into a Sixth Amending Agreement to its Amended and Restated Revolving Credit and Term Loan Agreement. The amending agreement simply recognizes the structural change from an income trust to a corporation (Note 2) and had no impact on committed amounts, maturity dates or pricing.

  Effective August 6, 2008, the Company entered into a Fifth Amendment to its Amended and Restated Revolving Credit and Term Loan Agreement. The Fifth Amendment extended the maturity of the U.S. revolving credit facility to January 21, 2012, increased the U.S. revolving credit facility commitment to $588,500 from $575,000, and decreased the accordion feature from $50,000 to $36,500. In addition, the Fifth Amendment increased the applicable margin on the pricing grid by one quarter of one percent throughout. All other significant terms remained unchanged.

  The Company's U.S. term loan is fully drawn. At December 31, 2009, the interest rate applicable to $195,000 (December 31, 2008 — $195,000) outstanding under the term loan portion of the credit facility was EURO plus 175 basis points, or 1.99% (December 31, 2008 — 3.63%).

  The U.S. revolving credit facility is available to finance working capital requirements, qualifying capital expenditures, acquisitions, and for general corporate purposes. The Company's U.S. revolving credit facility makes available, net of letters of credit amounting to $123,700 (December 31, 2008 — $128,735), $339,300 at December 31, 2009 (December 31, 2008 — $96,265). At December 31, 2009, $125,500 (December 31, 2008 — $363,500) was drawn on, and $241,906 (December 31, 2008 — $54,724) was immediately available for borrowing under the U.S. revolving credit facility. The revolving credit facility bears interest at either Bank of America's prime rate plus an applicable margin of 0.00% to 0.50% or at EURO plus an applicable margin of 1.50% to 2.50%. Interest is payable quarterly in arrears and unused revolving credit facility commitments are subject to a standby fee ranging from 0.375% to 0.50%. At December 31,

IESI-BFC Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007
(in thousands of U.S. dollars and shares, except per share or trust unit amounts and where otherwise stated)

16.   LONG-TERM DEBT (Continued)

  2009, the interest rate applicable to $115,000 (December 31, 2008 — $350,000) outstanding under the revolving credit facility was EURO plus 175 basis points, or 2.03% (December 31, 2008 — 3.13%), and the interest rate applicable to the remaining balance of $10,500 (December 31, 2008 — $13,500) outstanding there under was Bank of America's prime rate plus applicable margin, or 3.25% (December 31, 2008 — 3.25%). At December 31, 2009, the Company's standby fee was 0.50% (December 31, 2008 — 0.50%).

  The term loan and revolving credit facility both mature on January 21, 2012. The term loan and revolving credit facility are secured by a first priority perfected security interest over all assets of IESI and its subsidiaries and includes all of the equity interests of IESI's direct and indirect subsidiaries and all of IESI's common shares.

  The Company's U.S. term loan and revolving credit facility contains a restrictive covenant which limits IESI's ability to pay a dividend subject to a financial threshold measure. At present there are no limitations on IESI's ability to pay dividends.

  As a condition of borrowing, the Company is required to have long-term debt, or have entered into interest rate swaps, on a fixed rate basis, for not less than 40% of total funded debt. Accordingly, the Company has entered into the following interest rate swaps as outlined in the table below:

	December 31, 2009
Date entered	Notional amount	Fixed interest rate paid (plus applicable margin)	Variable interest rate received	Effective date	Expiration date
September 2007	$75,000	4.72%	0.29%	October 2007	October 2010
April 2005	$25,000	4.73%	0.29%	October 2007	October 2011
September 2007	$50,000	4.79%	0.29%	October 2007	October 2011
September 2007	$35,000	4.89%	0.29%	October 2007	October 2012
March 2009	$10,000	1.72%	0.28%	March 2009	January 2012
  Senior secured debentures, series A and B ("debentures")

  On June 25, 2004, BFI Canada Inc. ("BFI"), an indirect subsidiary of the Company, issued Canadian dollar ("C$") $47,000 senior secured, series A debentures, bearing interest at 6.123% and C$58,000 senior secured, series B debentures, bearing interest at 7.015%. Interest on each series of debenture is payable quarterly in arrears, commencing on September 26, 2004. The series A and B debentures are payable in full on June 26, 2009 and June 26, 2014, respectively. The debentures are redeemable in whole or in part from time to time at a price equal to the greater of par and the net present value of all scheduled payments of interest and principal using a discount rate equivalent to the sum of the Government of Canada Yield plus a margin on either series of debenture. The debentures are secured by a charge over all the personal and real property of BFI, Ridge (Chatham) Holdings G.P. Inc., and Ridge (Chatham) Holdings L.P. and the shares of the Company and its subsidiaries. The debentures rank equally with the Company's Canadian revolving credit facility.

  On June 26, 2009, the Company's series A debenture matured and was repaid. The Company drew on available capacity from its Canadian revolving credit facility to repay the series A debenture.

  Canadian revolving credit facility

  Effective June 30, 2009, the Company entered into a Fifth Amended and Restated Credit Agreement. The fifth agreement simply recognizes the wind-up of the Fund and Ridge Landfill Trust and other reorganizational changes. Entering into the fifth agreement had no impact on committed amounts, maturity dates or pricing.

  Effective October 1, 2008, the Company entered into a Fourth Amending Agreement to its Fourth Amended and Restated Credit Agreement. The amending agreement simply recognized the structural change from an income trust to a corporation and had no impact on committed amounts, maturity dates or pricing.

  Effective July 30, 2008, the Company entered into a Third Amending Agreement to its Fourth Amended and Restated Credit Agreement. The Third Amending Agreement increased the Canadian revolving credit facility commitment from C$150,000 to C$305,000 and decreased the accordion feature from C$50,000 to C$45,000. In addition, the Third Amending Agreement increased the pricing grid by one quarter of one percent and modified one financial covenant. All other significant terms remained unchanged.

  The revolving credit facility is available to finance working capital requirements, qualifying capital expenditures, and acquisitions. At December 31, 2009, C$178,000 (December 31, 2008 — C$153,500) is drawn on the revolving credit facility. The Company's remaining

IESI-BFC Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007
(in thousands of U.S. dollars and shares, except per share or trust unit amounts and where otherwise stated)

16.   LONG-TERM DEBT (Continued)

  availability under its Canadian revolving credit facility at December 31, 2009, net of letters of credit totaling C$39,282 (December 31, 2008 — C$24,916), amounts to C$87,718 (December 2008 — C$126,584). At December 31, 2009, C$87,718 (December 31, 2008 — C$88,095) was immediately available for borrowing under the revolving credit facility. Unused revolving credit facility commitments are subject to a standby fee ranging from 0.275% to 0.50%. At December 31, 2009, the Company's standby fee was 0.325% (December 31, 2008 — 0.325%). Revolving credit facility advances bear interest at Canadian bank prime plus a spread of 0.125% to 1.125%, bankers' acceptances plus a spread of 1.125% to 2.125% or LIBOR plus a spread of 1.125% to 2.125%. At December 31, 2009, revolving credit facility advances were principally priced at the bankers' acceptances rate of 0.45%, plus a spread of 1.375% (December 31, 2008 — 1.57%, plus a spread of 1.375%). The facility is secured by a first priority perfected security interest over all personal and real property of BFI and its subsidiaries and the shares and trust units of the Company and its subsidiaries. The facility ranks equally with the senior secured, series B debenture.

  The revolving credit facility matures on May 30, 2011.

  IRBs

  On December 1, 2009, the Company entered into a 30-year agreement with Seneca County Industrial Development Agency, which permits the Company access to variable rate demand solid waste disposal industrial revenue bonds ("2009 Seneca IRB Facility"). The 2009 Seneca IRB Facility makes $90,000 available to fund a portion of the landfill construction and equipment expenditures at the Company's Seneca Meadows landfill. The 2009 Seneca IRB Facility bears interest at a weekly floating interest rate that approximates the Securities Industry and Financial Markets Association Municipal Swap Index ("SIFMA Index"). Interest is payable monthly in arrears, commencing on February 1, 2010. At December 31, 2009, the daily interest rate applicable to the 2009 Seneca IRB Facility was 0.35%. The 2009 Seneca IRB Facility matures on December 1, 2039 and is guaranteed by IESI. At December 31, 2009, $5,000 was drawn under this facility and $382 (December 31, 2008 — $nil) was restricted (Note 8).

  On March 1, 2007, the Company entered into a 15-year agreement with the Mission Economic Development Corporation, which permits the Company access to variable rate demand solid waste disposal industrial revenue bonds ("TX IRB Facility"). The TX IRB Facility makes $24,000 available to fund a portion of landfill construction activities, and equipment, vehicle, and container expenditures in the Company's Texas operations. The TX IRB Facility bears interest at LIBOR less an applicable discount, and interest is payable monthly in arrears, commencing on May 1, 2007. At December 31, 2009, the daily interest rate applicable to the TX IRB Facility was 0.28% (December 31, 2008 — 3.28%). The TX IRB Facility matures on April 1, 2022 and is secured by a letter of credit in the amount of the drawn facility. At December 31, 2009, $24,000 (December 31, 2008 — $24,000) has been drawn under this facility and $nil (December 31, 2008 — $82) was restricted (Note 8).

  On November 16, 2006, the Company entered into a 22-year agreement with the Pennsylvania Economic Development Financing Authority, which permits the Company access to variable rate demand solid waste disposal industrial revenue bonds ("PA IRB Facility"). The PA IRB Facility makes $35,000 available to fund a portion of landfill construction, equipment, vehicle, and container expenditures in the Company's Pennsylvania operations. The PA IRB Facility bears interest at LIBOR less an applicable discount, and interest is payable monthly in arrears, commencing on December 1, 2006. At December 31, 2009, the daily interest rate applicable to the PA IRB Facility was 0.25% (December 31, 2008 — 3.65%). The PA IRB Facility matures on November 1, 2028 and is secured by a letter of credit in the amount of the drawn facility. At December 31, 2009, $35,000 (December 31, 2008 — $35,000) was drawn under this facility.

  On October 20, 2005, the Company entered into a 30-year agreement with the Seneca County Industrial Development Agency, which permits the Company access to variable rate demand solid waste disposal industrial revenue bonds ("2005 Seneca IRB Facility"). The 2005 Seneca IRB Facility makes $45,000 available to fund a portion of Seneca Meadows landfill construction and equipment expenditures. The 2005 Seneca IRB Facility bears interest at LIBOR less an applicable discount, and interest is payable monthly in arrears, commencing on November 1, 2005. Effective August 1, 2008, the Company remarketed its 2005 Seneca IRB Facility. The amended and restated 2005 Seneca IRB Facility, which originally bore interest at LIBOR less an applicable discount, bears interest at 6.625% for a term of 5 years. The 2005 Seneca IRB Facility matures on October 1, 2035 and is guaranteed by IESI. At December 31, 2009, $45,000 (December 31, 2008 — $45,000) was drawn under this facility.

  The Company is subject to restrictions included in its various long-term debt financing agreements. At December 31, 2009 the Company is in compliance with all restrictions included therein.

  Interest on long-term debt amounted to $34,225 (2008 — $51,490, 2007 — $38,632). Interest on long-term debt includes deferred financing cost amortization (Note 11) and excludes capitalized interest (Notes 12 and 13).

IESI-BFC Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007
(in thousands of U.S. dollars and shares, except per share or trust unit amounts and where otherwise stated)

16.   LONG-TERM DEBT (Continued)

  Principal repayments required in each of the next five years ending December 31 and thereafter are as follows:

2010	$—
2011	170,074
2012	320,500
2013	—
2014	55,418
Thereafter	109,000

$654,992

17.   LANDFILL CLOSURE AND POST-CLOSURE COSTS

  The tables below outline key assumptions used to determine the fair value of landfill closure and post-closure costs, outline the expected timing of undiscounted landfill closure and post-closure expenditures and reconcile beginning and ending landfill closure and post-closure cost accruals.

December 31, 2009
Fair value of legally restricted assets	$ 8,102
Undiscounted closure and post-closure costs	$446,334
Credit adjusted risk free rates — Canadian segment landfills	5.4% — 9.5%
Credit adjusted risk free rates — U.S. segment landfills	5.7% — 7.2%

Expected timing of undiscounted landfill closure and post-closure expenditures
2010	$ 6,622
2011	7,141
2012	7,397
2013	6,850
2014	9,761
Thereafter	408,563

$446,334

	December 31
	2009	2008	2007
Landfill closure and post-closure costs, beginning of year	$58,067	$59,552	$55,381
Provision for landfill closure and post-closure costs, during the year	15,005	8,164	8,895
Accretion expense, during the year	3,130	3,010	2,873
Landfill closure and post-closure expenditures, during the year	(7,145)	(2,022)	(4,228)
Disposal of landfill closure and post-closure costs, during the year	(1,343)	—	—
Landfill closure and post-closure cost acquired, during the year	4,771	—	—
Revisions to estimated cash flows, during the year	(4,392)	(8,260)	(5,056)
Foreign currency translation adjustment, during the year	1,615	(2,377)	1,687

	69,708	58,067	59,552
Less current portion of landfill closure and post-closure costs	6,622	7,210	2,935

Landfill closure and post-closure costs, end of year	$63,086	$50,857	$56,617

  The Company is required to deposit monies into a social utility trust for the purpose of settling post-closure costs at its Lachenaie landfill. The funding amount is established by the Quebec Government based on each cubic metre of waste accepted and payment is due quarterly. At December 31, 2009, funded landfill post-closure costs, representing the fair value of legally restricted assets, total

IESI-BFC Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007
(in thousands of U.S. dollars and shares, except per share or trust unit amounts and where otherwise stated)

17.   LANDFILL CLOSURE AND POST-CLOSURE COSTS (Continued)

  $8,102 (December 31, 2008 — $6,115). At December 31, 2009, $8,102 (December 31, 2008 — $6,034) was deposited into the social utility trust with the balance, $nil (December 31, 2008 — $81) remaining unfunded and included in accounts payable.

  At December 31, 2009, the Company has an accrued environmental liability of $13,366 (December 31, 2008 — $8,918). The accrued environmental liability is included in landfill closure and post-closure costs and relates to an inactive landfill which the Company acquired on the acquisition of IESI and provisions for wetlands mitigation at the Seneca Meadows landfill. The estimated costs have a total undiscounted value amounting to $15,687 (December 31, 2008 — $10,788).

18.   INCOME TAXES

  The following table reconciles the difference between income taxes that would result solely by applying statutory rates to the Company's pre-tax income and income tax expense (recovery) recorded in the consolidated statement of operations and comprehensive income or loss.

	December 31
	2009	2008	2007
Income before income taxes	$93,613	$61,504	$46,511

Income tax expense at the combined basic rate	29,613	19,374	16,142
Tax on income attributable to trust unitholders and non-controlling interest	—	(13,004)	(14,461)
Large corporation and state tax	4,138	2,287	3,990
Withholding tax on foreign dividends and interest	1,032	—	1,634
Tax on other non-deductible expenses	1,038	601	727
Revision to unutilized tax loss carryforwards, tax base of capital assets and tax rates	3,576	(751)	(254)
Other	488	(1,962)	1,748

Income tax expense at the combined basic rate	$39,885	$6,545	$9,526

	December 31
	2009	2008
Deferred income tax assets
Unutilized tax loss carryforwards, net of valuation allowances	$95,549	$34,984
Deferred financing costs and offering expenses	4,047	332
Accounting provisions not currently deductible for tax	37,731	30,937
Other	3,935	1,080

	141,262	67,333

Deferred income tax liabilities
Carrying value of capital assets in excess of tax value	30,377	29,422
Carrying value of intangibles and landfill assets in excess of tax value	188,818	97,888
Carrying value of deferred financing costs in excess of tax value	3,337	3,545
Other	230	826

	222,762	131,681

Net deferred income tax liabilities	$81,500	$64,348

  Net deferred income tax liabilities, totaling $81,500 (December 31, 2008 — $64,348), is comprised of net deferred income tax liabilities in Canada amounting to $4,570 (December 31, 2008 — $3,492) and net deferred income tax liabilities in the U.S. amounting to $76,930 (December 31, 2008 — $60,856).

  In September 2009, we received final approval from the Internal Revenue Service for a change to the tax depreciation method for all U.S. landfills. This change increased the existing federal losses available for carryforward by approximately $251,700 and resulted in a like change to the carrying value of landfill assets in excess of tax value.

IESI-BFC Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007
(in thousands of U.S. dollars and shares, except per share or trust unit amounts and where otherwise stated)

18.   INCOME TAXES (Continued)

  The components of domestic and foreign income before income taxes and domestic and foreign income taxes are as follows:

	2009	2008	2007
Income before income taxes
Canada	$60,979	$57,016	$31,739
U.S.	32,634	4,488	14,772

	$93,613	$61,504	$46,511

Current income tax expense
Canada	$18,483	$3,345	$5,017
U.S.	1,556	3,285	3,157

	20,039	6,630	8,174
Future income tax expense (recovery)
Canada	5,153	1,707	2,612
U.S.	14,693	(1,792)	(1,260)

	19,846	(85)	1,352

Total income tax expense	$39,885	$6,545	$9,526

  The Company recognizes interest related to uncertain tax positions and penalties to current income tax expense. The Company has no material uncertain tax positions. Accordingly, interest and penalties recognized in respect of uncertain tax positions and amounts accrued in respect thereof amount to $nil at December 31, 2009, 2008 and 2007.

  The Company is subject to federal, provincial and state income taxes and files tax returns in multiple jurisdictions. Tax years open to audit range from 2000 to 2009 in Canada and from 1997 to 2009 in the U.S.

  For the years provided, there was no tax effect on the Company's foreign currency translation adjustment.

  Subsidiaries of the Company have unutilized tax losses amounting to $226,577 (December 31, 2008 — $67,732) which expire 2012 to 2028. The realization of the deferred income tax assets, net of a $860 (December 31, 2008 — $3,840) valuation allowance on certain U.S. unutilized tax loss carryforwards, totaling $95,549 (December 31, 2008 — $34,984), is dependent on the generation of future taxable income during the years in which those temporary differences become deductible. Based on management's estimate of projected future taxable income and tax planning strategies, management expects to realize these deferred income tax assets in advance of expiry.

  On the Company's acquisition of IESI, IESI issued a $160,000 intercompany note payable ("U.S. note"). Effective August 28, 2007, the U.S. note was cancelled. For the purposes of determining taxable income, IESI has taken the position that the U.S. note and its related interest was commercially reasonable and has deducted the interest paid thereon on this basis. Management has taken steps to ensure that the U.S. note was commercially reasonable, however, there can be no assurance that U.S. taxation authorities will not seek to challenge the treatment of the U.S. note as debt or the amount of interest expense deducted, which could increase IESI's taxable income and accordingly its U.S. federal income tax liability. Management has determined that it has met the more-likely-than-not threshold based on its technical merits and that management's position would be sustained upon examination by the relevant tax authority.

19.   EQUITY

  Shareholders' equity

  Pursuant to the plan of arrangement (Note 2), the Company is authorized to issue an unlimited number of common, special and preferred shares, issuable in series.

  Common Shares

  On October 1, 2008, pursuant to the plan of arrangement (Note 2), the Company issued 57,569 common shares. Common shareholders are entitled to one vote for each common share held and to receive dividends, as and when declared by the Board of Directors.

IESI-BFC Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007
(in thousands of U.S. dollars and shares, except per share or trust unit amounts and where otherwise stated)

19.   EQUITY (Continued)

  Common shareholders are entitled to receive, on a pro rata basis, the remaining property and assets of the Company upon dissolution or wind-up, subject to the priority rights of other classes of shares.

  On March 6, 2009, the Company closed its public offering of 8,500 common shares for C$9.50 per share, for total gross proceeds of C$80,750. The Company applied the net proceeds from the public offering, approximately $61,500, to the repayment of outstanding borrowings under its U.S. revolving credit facility. On March 30, 2009, the Company closed the over-allotment option on its public offering of 1,275 common shares at C$9.50 per share for total gross proceeds of C$12,113 and applied the net proceeds from the over-allotment option, approximately $9,500, to the repayment of outstanding borrowings on its U.S. revolving credit facility. Aggregate equity issue costs amounted to $3,662 and the tax effect thereon totaled $1,376.

  On June 10, 2009, the Company closed its U.S. public offering and over-allotment option of 13,000 and 1,950 common shares, respectively, representing total gross proceeds of $149,500. The Company applied the net proceeds from the U.S. public offering, approximately $138,750, to the repayment of outstanding borrowings under its U.S. revolving credit facility. Aggregate equity issue costs amounted to $11,170 and the related tax effect thereon totaled $3,289.

  At December 31, 2009, 405 (December 31, 2008 — 184) common shares were held by the U.S. LTIP plan rabbi trust.

  Special Shares

  On October 1, 2008, pursuant to the plan of arrangement (Note 2), the Company issued 11,137 special shares to IESI for the benefit of each participating preferred shareholder. Special shareholders are entitled to one vote for each special share held. The special shares carry no right to receive dividends or to receive the remaining property and assets of the Company upon dissolution or wind-up. The number of special shares outstanding is equivalent to the exchange rights granted to holders of the participating preferred shares. Participating preferred shareholders have the right to exchange one PPS for one hundred common shares of the Company. For each PPS exchanged, one hundred special shares are automatically cancelled. At December 31, 2009, special shareholders hold an 11.9% (December 31, 2008 — 16.2%) voting interest in the Company.

  Preferred Shares

  On October 1, 2008, pursuant to the plan of arrangement (Note 2), the Company is authorized to issue an unlimited number of preferred shares, issuable in series. At December 31, 2009, no preferred shares are issued. Each series of preferred shares shall have rights, privileges, restrictions and conditions as determined by the Board of Directors prior to issuance. Preferred shareholders are not entitled to vote, but take preference over the common shareholders rights in the remaining property and assets of the Company in the event of dissolution or wind-up.

IESI-BFC Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007
(in thousands of U.S. dollars and shares, except per share or trust unit amounts and where otherwise stated)

19.   EQUITY (Continued)

  Details of common and special shares for the year ended December 31, 2009 are as follows:

	December 31
	2009	2008	2007
Common shares (no par value)
Common shares issued and outstanding, beginning of year	57,359	—	—
Common shares issued pursuant to the plan of arrangement (Note 2), during the year	—	57,569	—
Restricted common shares issued pursuant to the plan of arrangement (Note 2), during the year	—	(210)	—
Common shares issued, during the year	24,725	—	—
Common shares issued on exchange of PPSs, during the year	43	—	—
Restricted common shares purchased (Note 21), during the year	(15)	—	—

Common shares issued and outstanding, end of year	82,112	57,359	—

Restricted common shares
Restricted common shares issued and outstanding, beginning of year	210	—	—
Restricted common shares issued pursuant to the plan of arrangement (Note 2), during the year	—	210	—
Restricted common shares purchased (Note 21), during the year	15	—	—

Restricted common shares issued and outstanding, end of year	225	210	—

Special shares
Special shares issued and outstanding, beginning of year	11,137	—	—
Special shares issued pursuant to the plan of arrangement (Note 2), during the year	—	11,137	—
Special shares exchanged, during the year	(43)	—	—

Special shares issued and outstanding, end of year	11,094	11,137	—

  Normal course issuer bid

  Effective August 21, 2008, the Company received approval to commence a normal course issuer bid for up to 0.05% of the shares outstanding on any given day and not more than 10% of shares outstanding in any 365 day period, where total shares outstanding is equal to 56,880. On August 20, 2009 the normal course issuer bid expired and no trust units or shares were repurchased.

  Mezzanine equity

  Trust Units

  On October 1, 2008, pursuant to the plan of arrangement (Note 2), each issued and outstanding trust unit of the Fund was transferred to the Company in exchange for one common share.

  The Company's shares do not contain the same redemption feature as trust units and therefore are not subject to the same accounting treatment. Accordingly, redemption amounts previously recorded to mezzanine equity have been reclassified to shareholders' equity.

  Effective April 5, 2007, the Fund closed its offering of 3,565 trust units, including the exercised over-allotment option, for gross proceeds of $86,632. Trust unit issue costs and the related tax effect amounted to $5,071 and $1,724, respectively.

  Class A unit

  On October 1, 2008, pursuant to the plan of arrangement (Note 2), the Class A unit issued to IESI was redeemed by the Fund for cash consideration of ten Canadian dollars.

IESI-BFC Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007
(in thousands of U.S. dollars and shares, except per share or trust unit amounts and where otherwise stated)

19.   EQUITY (Continued)

  Details of issued trust units for the year ended December 31, 2009 are as follows:

	December 31
	2009	2008	2007
Trust units issued and outstanding, beginning of year	—	57,568	53,617
Trust units issued, during the year	—	—	3,565
Trust units issued on exchange of PPSs, during the year	—	1	386
Restricted trust units purchased (Note 21), during the year	—	(210)	—
Trust units exchanged pursuant to the plan of arrangement (Note 2), during the year	—	(57,569)	—
Restricted trust units exchanged pursuant to the plan of arrangement (Note 2), during the year	—	210	—

Trust units issued and outstanding, end of year	—	—	57,568

  Accumulated other comprehensive (loss) income

  Accumulated other comprehensive (loss) income, is comprised of accumulated foreign currency translation adjustments, including accumulated exchange gains or losses on intangibles, goodwill and capital and landfill assets, partially offset by accumulated exchange losses or gains on long-term debt, landfill closure and post-closure costs, and deferred income tax liabilities. The reclassification of the redemption amount of trust units from mezzanine equity to shareholders' equity resulted in the corresponding reclassification of the foreign currency translation adjustment from mezzanine equity to accumulated other comprehensive (loss) income. Accumulated other comprehensive (loss) income also includes gains or losses recognized on the effective portion of commodity swaps designated as cash flow hedges, net of tax.

	Foreign currency translation adjustment, including reclassification	Commodity swaps designated as cash flow hedges net of income tax and settlements	Accumulated other comprehensive (loss) income
2009
Balance, beginning of year	$(103,480)	$(1,260)	$(104,740)
Change, during the year	21,941	2,089	24,030

Balance, end of year	$(81,539)	829	$(80,710)

2008
Balance, beginning of year	$(150,568)	$—	$(150,568)
Change, during the year	50,175	(1,260)	48,915
Reclassification from mezzanine equity, during the year	(3,087)	—	(3,087)

Balance, end of year	$(103,480)	$(1,260)	$(104,740)

2007
Balance, beginning of year	$(28,244)	$—	$(28,244)
Change, during the year	(122,324)	—	(122,324)

Balance, end of year	$(150,568)	$—	$(150,568)

  Non-controlling interest

  On the closing of the IESI acquisition, IESI issued 22,266 PPSs which ultimately represents a direct non-controlling interest in the Company. The non-controlling interest is entitled to dividends that are economically equivalent to dividends declared and paid by the Company. PPSs are recorded at their exchange amount, which is measured at the weighted average trading price of the Company's issued equity at the date of issuance. The weighted average trading price represents the average price of the Company's issued equity calculated for a reasonable period before and after the IESI acquisition terms were agreed to and announced. Exchanges of PPSs into

IESI-BFC Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007
(in thousands of U.S. dollars and shares, except per share or trust unit amounts and where otherwise stated)

19.   EQUITY (Continued)

  shares of the Company are recorded at the carrying value of the PPSs at issuance net of net income loss and dividends attributable to PPSs to the date of exchange. Effective January 1, 2009, the carrying value of non-controlling interest also includes their share of other comprehensive income or loss. For the year ended December 31, 2009, 43 (2008 — one, 2007 — 386) PPS equivalents were exchanged for shares of the Company. The number of common shares or trust units into which the PPSs would be exchanged upon conversion ("PPS equivalents") were as follows:

	December 31
	2009	2008	2007
PPS equivalents issued and outstanding, beginning of year	11,137	11,138	11,774
PPS equivalents exchanged for shares, during the year	(43)	(1)	(386)
PPS equivalents cancelled, during the year	—	—	(250)

PPS equivalents issued and outstanding, end of year	11,094	11,137	11,138

  On the acquisition of IESI, a portion of PPSs issued to various IESI selling shareholders were held in escrow to settle various representations and warranties. The settlement of these representations and warranties in February 2007 resulted in the cancellation of 250 PPS equivalents totaling $5,696 which were recorded at the exchange amount.

  Net income per share or trust unit

  The following table reconciles net income and the weighted average number of shares outstanding at December 31, 2009, 2008 and 2007 for the purpose of computing basic and diluted net income per share or trust unit.

	December 31
	2009	2008	2007
Net income	$53,728	$54,959	$36,985

Net income attributable to common shareholders'	$47,062	$46,050	$30,989

Weighted average number of shares or trust units, basic	73,892	57,706	56,564
Dilutive effect of PPSs	11,128	11,137	11,239

Weighted average number of shares or trust units, diluted	85,020	68,843	67,803

Net income per weighted average share or trust unit, basic	$0.64	$0.80	$0.55
Net income per weighted average share or trust unit, diluted	$0.63	$0.80	$0.55

Issued and outstanding share based options (thousands)	2,246	2,071	1,000

  Share based options are anti-dilutive to the calculation of net income per share or trust unit and have been excluded from the calculation.

IESI-BFC Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007
(in thousands of U.S. dollars and shares, except per share or trust unit amounts and where otherwise stated)

20.   CHANGES IN NON-CASH WORKING CAPITAL ITEMS

  The following table outlines changes in non-cash working capital items:

	December 31
	2009	2008	2007
Accounts receivable	$(4,072)	$9,479	$(29,415)
Due from non-controlling interest	—	—	5,696
Prepaid expenses	1,321	(4,415)	(5,172)
Accounts payable	8,619	(13,486)	12,455
Accrued charges	15,063	(25,094)	29,793
Income taxes payable	4,891	(1,158)	1,447
Deferred revenues	2,356	(1,363)	3,400
Effect of foreign currency translation adjustments and other non-cash changes	(874)	15,328	(18,271)

Change in non-cash working capital items	$27,304	$(20,709)	$(67)

21.   SHARE BASED COMPENSATION

  Share based compensation arrangements outstanding to the date of conversion (Note 2), remain in effect post conversion. Share based options to acquire trust units of the Fund have been changed to share based options to acquire shares of the Company. Similarly, restricted trust unit compensation awards which entitle certain management to trust units of the Fund have been changed to entitlements of Company shares. Accordingly, awards initiated by the Fund are awards of the Company.

  Share based options

  Share based options, subject to shareholder approval, are granted to certain directors, officers or management employees at the discretion of the Company's Board of Directors, or its designate. Options, in the absence of any other determination, are exercisable equally on the first, second, third and fourth anniversary and expire on the 10th anniversary of the grant date. The Company has reserved 4,000 shares for issuance under the option plan. The exercise date of options may be accelerated, at the discretion of the Board of Directors, or its designate. Options are not transferable or assignable.

  On February 14, 2006, the Board of Directors issued 1,000 share based options, all of which have stock appreciation rights, to certain executive management of the Company. Options issued on February 14, 2006 are exercisable equally on January 1, 2007, January 1, 2008 and January 1, 2009 and have an exercise price of $25.24 (C$29.15). The market value of the shares on the grant date was $24.55 (C$28.35). On termination of employment or death, the options will be immediately exercisable. Unexercised options expire on February 13, 2016.

  On August 25, 2008, the Board of Directors issued 1,071 share based options, all of which have stock appreciation rights, to certain executive management of the Company. The options are exercisable equally in thirds on the following vesting dates: on or after August 25, 2008, on January 1, 2009 and on January 1, 2011. The options have an exercise price of $19.11 (C$20.00) and grant date market value of $18.54 (C$19.40). On termination of employment without cause, death or disability, the options become immediately exercisable. Unexercised options expire on August 24, 2018.

  On January 9, 2009, the Board of Directors issued 175 share based options, all of which have stock appreciation rights, to one executive of the Company. The options are exercisable equally on the following vesting dates: January 9, 2009 and on December 31, 2010. The options have an exercise price of $16.77 (C$20.00) and grant date market value of $9.64 (C$11.49). On termination of employment without cause, death or disability, the options become immediately exercisable. Unexercised options expire on January 8, 2019.

IESI-BFC Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007
(in thousands of U.S. dollars and shares, except per share or trust unit amounts and where otherwise stated)

21.   SHARE BASED COMPENSATION (Continued)

  The weighted average grant date market value of all share based options outstanding is $20.52 (C$22.77).

	December 31
	2009		2008		2007
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of year	2,071	$22.07	1,000	$25.24	1,000	$25.24
Granted, during the year	175	$16.77	1,071	$19.11	—	$—
Exercised, during the year	—	$—	—	$—	—	$—
Forfeited, during the year	—	$—	—	$—	—	$—
Expired, during the year	—	$—	—	$—	—	$—

Outstanding, end of year	2,246	$21.66	2,071	$22.07	1,000	$25.24

  The Company uses the Black-Scholes-Merton option pricing model which requires the input of highly subjective assumptions. These assumptions include the estimated length of time employees will retain their options before exercising them and the expected volatility of the Company's share or trust unit price over the expected term. Changes in subjective assumptions can materially affect the estimated fair value of share or trust unit based compensation and, consequently, the related amount recognized in selling, general and administration expense on the consolidated statement of operations and comprehensive income or loss. In calculating the options fair value at December 31, 2009, 2008 and 2007, the following assumptions were used:

	2009	2008	2007
Grant date — February 14, 2006
Dividend yield	3.0%	4.8%	6.8%
Expected volatility	49.6%	34.0%	22.8%
Risk free interest rate	1.3%	3.0%	3.8%
Expected life, stated in years	1.9	3.0	4.0
Fair value, per option	$1.60	$0.08	$2.18
Grant date — August 25, 2008
Dividend yield	3.0%	4.8%	—
Expected volatility	36.9%	32.2%	—
Risk free interest rate	2.3%	2.6%	—
Expected life, stated in years	4.0	5.0	—
Fair value, per option	$3.40	$0.59	$—
Grant date — January 9, 2009
Dividend yield	3.0%	—	—
Expected volatility	36.8%	—	—
Risk free interest rate	2.5%	—	—
Expected life, stated in years	4.5	—	—
Fair value, per option	$3.54	$—	$—

  Compensation expense (recovery) resulting from fair value changes in share options and recorded to selling, general and administration expense on the consolidated statement of operations and comprehensive income or loss, for the year ended December 31, 2009 amounted to $2,006 (2008 — ($1,125), 2007 — $667). In addition, as of December 31, 2009, unrecognized compensation cost for share or trust unit based compensation totaled $1,780 (December 31, 2008 — $469). At December 31, 2009, $2,383 (December 31, 2008 — $167) is accrued. The weighted average remaining contractual life of the options is 7.6 years and at December 31, 2009, 1,831 (December 31, 2008 — 1,023) options are exercisable at a weighted average exercise price of $22.31 (December 31, 2008 — $23.10). In determining the expected life of the options, management considered the age of the recipients and duration between the vesting date and date of expiration. These options represent the Company's first, second and third option grants. Accordingly, the Company has no historical information with regards to the behaviour of its option recipients. Expected volatility was calculated using changes in monthly share or trust unit prices for a period commensurate with the remaining term to expected vesting.

IESI-BFC Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007
(in thousands of U.S. dollars and shares, except per share or trust unit amounts and where otherwise stated)

21.   SHARE BASED COMPENSATION (Continued)

  Restricted shares

  On August 5, 2008, the Company issued 210 restricted shares, at a weighted average cost of $18.20 per share, to certain executive management. In conjunction with the restricted share issuance, the Company purchased 210 common shares for total cash consideration of $3,756. All 210 restricted shares issued have a vesting date of January 1, 2011.

  On June 1, 2009, the Company issued 15 restricted shares, at a weighted average cost of $11.84 per share, to one executive. In conjunction with the restricted share issuance, the Company purchased 15 common shares for total cash consideration of $172. All 15 restricted shares issued have a vesting date of May 31, 2012.

  Restricted shares are issued as an incentive for certain executive management ("employees" or "executive management") to continue employment with the Company and to align the interests of executive management with the interests of the Company's shareholders. Restricted shares are purchased by the Company in the open market and are held in trust for the benefit of executive management. The restricted shares vest when the employee has satisfied the requisite service period. Executive management forfeit's their right to restricted shares upon termination for cause, or resignation without good reason. Accelerated vesting occurs in certain circumstances, including termination without cause or resignation for good reason, change of control, and death or disability. Dividends received by the trustee, on restricted shares held for executive management, are paid to the employee. The employee's interest in restricted shares is not assignable or transferrable.

  The following table outlines various details pertaining to restricted shares.

	December 31
	2009	2008	2007
Outstanding, beginning of year	210	—	—
Granted, during the year	15	210	—
Vested, during the year	—	—	—
Forfeited, during the year	—	—	—
Expired, during the year	—	—	—

Outstanding, end of year	225	210	—

Weighted average remaining life	1.10	2.00	—

  Restricted share or trust unit expense, recorded to selling, general and administration expense on the consolidated statement of operations and comprehensive income or loss, for the year ended December 31, 2009 amounted to $1,485 (2008 — $633, 2007 — $nil). If employees satisfy the requisite service period requirement, the Company will record compensation expense in 2010, 2011 and 2012 as follows:

2010	$1,641
2011	59
2012	25

$1,725

  Long-term incentive plan

  Effective January 1, 2003, the Company entered into a trust (the "Trust") agreement to establish a long-term incentive plan on behalf of certain Canadian employees, officers and directors. The purpose of the Trust is to receive monies from the Company and its subsidiaries on behalf of certain Canadian employees, officers and directors to purchase shares of the Company in the open market and to hold those shares acquired for the benefit of its participants. Shares remain registered in the name of the Company, the Trustee, or its nominee(s), until the shares are redeemed, sold or distributed to the participant for whom they are held. Dividends received by the Trust are distributed to the participants in proportion to their pro rata entitlement. The Company's maximum exposure to loss is limited to its obligation to fund the administration of the Trust and its indemnity to the Company and its officers, directors, employees, agents or shareholders for various items including, but not limited to, all costs to settle suits or actions due to association with the Trust, subject to certain restrictions. The risk of fluctuations in the price of the Company's shares is borne by the participants. In February 2006, the

IESI-BFC Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007
(in thousands of U.S. dollars and shares, except per share or trust unit amounts and where otherwise stated)

21.   SHARE BASED COMPENSATION (Continued)

  Company amended and restated its long-term incentive plan and established a long-term incentive plan on behalf of certain U.S. employees, officers and directors of IESI and its subsidiaries. With the exception of changes to the vesting period, the terms of the long-term incentive plan remain principally unchanged. Shares acquired by the Trust in respect of fiscal year ending December 31, 2004 for the benefit of its participants have vested. Shares acquired by the Trust in respect of fiscal year ending December 31, 2005, and thereafter, will vest as follows: one third on the day such shares are allocated to the participant, one third on December 31 of the year such shares are allocated to the participant, and the balance on December 31 of the subsequent year. Shares that are forfeited by participants to the long-term incentive plan are allocated to the remaining participants in accordance with their proportional entitlement to all of the shares held by the Trust and the Trust will abstain from voting on all matters related to the Company. The purpose and terms of the U.S. long-term incentive plan are consistent with those outlined for the Company's amended and restated Canadian plan. In 2009, contributions to the long-term incentive plan are calculated at 1.45% of operating income before amortization and gain or loss on sale of capital and landfill assets, adjusted for certain non-recurring or non-operating items. In 2008 and 2007, contributions to the long-term incentive plan were calculated at 2.25% of free cash flow available for distribution, as defined therein. Included in selling, general and administration expenses are $4,221 (2008 — $3,570, 2007 — $3,546) of accrued amounts payable to the Trust on behalf of certain Canadian and U.S. employees, officers and directors at December 31, 2009.

  Prior to the conversion of the Fund's trust structure to a corporation (Note 2), trust units of the Fund, acquired for the benefit of the Company's U.S. long-term incentive plan participants, and held in a rabbi trust were reclassified to mezzanine equity. The deferred compensation obligation related to these trust units was reclassified from unitholders' equity to accrued charges due to the redemption feature of the trust units. Increases or decreases to the deferred compensation obligation, representing changes in the fair value of the obligation, were recorded to selling, general and administration expense. Compensation expense (recovery) for the period from January 1, 2008 to September 30, 2008 amounted to ($1,807) (year ended December 31, 2007 — $48). Upon conversion, shares were issued for trust units on a one for one basis. Issued shares do not share the same redemption feature as trust units and, accordingly, are not subject to the same accounting treatment. Upon conversion, the deferred compensation obligation and the related deferred tax asset have been reclassified from accrued charges to shareholders' equity.

22.   COMMITMENTS AND CONTINGENCIES

  (i)
  The Company leases buildings and equipment under various operating leases. Future lease payments for the next five years ending December 31 and thereafter are as follows:

2010	$5,836
2011	4,684
2012	3,949
2013	3,603
2014	3,395
Thereafter	13,587

$35,054

  (ii)
  The Company is the successor to a license agreement to use the trade name "BFI" and the related logo, subject to certain restrictions. The agreement was amended on February 22, 2002, whereby a one-time payment of $1,279 (C$2,000) was made on April 25, 2002 in full satisfaction of all royalty obligations under the license agreement payable through June 1, 2015 (effectively the initial 15-year term). The Company has two additional 10 year extension options at a cost of $573 (C$600) and $1,433 (C$1,500), respectively, per annum.

  (iii)
  The Company enters into various commitments in the normal course of business. At December 31, 2009, the Company has issued letters of credit amounting to $161,233 (December 31, 2008 — $149,081) and performance bonds totaling $218,088 (December 31, 2008 — $201,418). Letters of credit are made available to the Company by its long-term debt facility lenders. Accordingly, letters of credit are included in the security offered by the Company to its lenders through its long-term debt facilities.

  (iv)
  On the acquisition of IESI, the Company assumed various obligations which require payment of additional amounts for achieving certain negotiated events or business performance targets, including landfill expansion approval or target disposal volumes. The Company is obligated to pay certain sellers various amounts for achieving certain negotiated disposal volumes to a maximum of approximately $10,600. Amounts are accrued monthly, and paid from time to time in accordance with underlying agreements, until certain threshold negotiated disposal volume targets are achieved, and the maximum obligation is satisfied. Monthly accrued amounts, which are paid up to the date the disposal volume threshold targets are met, reduce the threshold payment by a similar

IESI-BFC Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007
(in thousands of U.S. dollars and shares, except per share or trust unit amounts and where otherwise stated)

22.   COMMITMENTS AND CONTINGENCIES (Continued)

    amount. The Company will record an adjustment to the purchase price allocation when the contingency is resolved and consideration is issued or becomes issuable. Landfill permits acquired on the acquisition of IESI were recorded at their fair values. Accordingly, all contingent amounts paid, and all future contingent payments, in respect of the receipt of landfill expansion approval or fulfilling disposal volume targets, are recorded to goodwill.

    Upon approval for the Seneca Meadow's landfill expansion, the Company paid the original seller approximately $15,000 in January 2008. The obligation was accrued and recorded to goodwill in December 2007.

  (v)
  The Company has a disposal contract that requires it to meet specific disposal volume targets which expires on March 31, 2012. The volume requirements are measured based on an annual average. In the event the Company does not meet the required volume targets, the Company is required to make additional payments on the disposal volume shortfall. At December 31, 2009, the Company expects to meet its disposal volume target and accordingly is not accruing for a shortfall.

  (vi)
  The Company has an accrued environmental liability of $8,549 (December 31, 2008 — $8,918) recorded in landfill closure and post-closure costs on the consolidated balance sheet, related principally to an inactive landfill (hereinafter referred to as "Tantalo"), which the Company assumed as part of the IESI acquisition. The Tantalo environmental liability consists of remediation and 30 years of post-closure monitoring totaling $10,399 (December 31, 2008 — $10,788). The initial remediation work commenced in 2004, and the post-closure monitoring commenced in 2007. Tantalo is a 26 acre landfill that stopped accepting waste in 1976 and has been identified by the State of New York as an "Inactive Hazardous Waste Disposal Site". During its period of operation, Tantalo received both municipal and industrial waste, some of which has been found to exhibit "hazardous" characteristics as defined by the U.S. Resource Conservation and Recovery Act. Past activities at Tantalo have resulted in the release of hazardous wastes into the groundwater. A remediation program has been developed for Tantalo in conjunction with the New York State Department of Environmental Conservation. The remediation program includes: installation of groundwater barriers, protective liner caps, leachate and gas collection systems, and storm-water drainage controls, as well as methods to accelerate the decontamination process. In addition, IESI purchased a "Cleanup Cost Cap Insurance Policy," with a ten-year policy period, which provides $25,000 of coverage in excess of the remediation portion of the liability.

    The cost of remediation requires a number of assumptions and estimates which are inherently difficult to estimate, and the outcome may differ materially from current estimates. However, management believes that its experience provides a reasonable basis for estimating its liability. As additional information becomes available, estimates are adjusted as applicable. It is possible that technological, regulatory or enforcement developments, the results of environmental studies, or other factors could necessitate the recording of additional liabilities which could be material. The estimated environmental remediation liabilities have not been reduced for possible recoveries from other potentially responsible third parties.

  (vii)
  The Company is subject to certain lawsuits and other claims arising in the ordinary course of business. The outcome of these matters is subject to future resolution. Management's evaluation and analysis of such matters indicates that the resolution thereof will not have a material effect on the Company's consolidated financial statements.

  (viii)
  On November 11, 2009, the Company executed a merger agreement with WSI. If the merger agreement is terminated under certain circumstances, including circumstances involving the acceptance of a superior acquisition proposal by WSI or a change in recommendation by WSI's Board of Directors or an intentional breach by WSI, WSI will be required to pay the Company a termination fee of $11,000, plus all out-of-pocket costs up to a maximum of $3,500 for professional and advisory services and other expenses reasonably incurred by the Company in connection with the proposed merger. Upon termination of the merger agreement by WSI resulting from the Company's intentional breach of the merger agreement, the Company would be required to pay to WSI the amount of $11,000 plus an amount equal to all out-of-pocket costs up to $3,500 for professional and advisory services and other expenses reasonably incurred by WSI in connection with the proposed merger. The Company or WSI may be required to pay the expense reimbursement amount of up to $3,500 in certain other specified circumstances.

IESI-BFC Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007
(in thousands of U.S. dollars and shares, except per share or trust unit amounts and where otherwise stated)

23.   FINANCIAL INSTRUMENTS

  The following table categorizes the Company's derivative financial assets and liabilities and their fair value amounts. Amounts are recorded as other assets or liabilities on the Company's consolidated balance sheet.

	December 31, 2009	December 31, 2008
	Fair Value	Fair Value
Financial assets
Held for trading
Current	$362	$—
Long-term	$279	$—
Derivatives designated in a hedging relationship
Current	$408	$—
Long-term	$1,295	$—
Financial liabilities
Held for trading
Current	$8,312	—
Long-term	$3,611	$12,965
Derivatives designated in a hedging relationship
Long-term	$—	$1,891

  The following table outlines the hierarchical measurement categories for various financial assets and liabilities at December 31, 2009:

	December 31, 2009
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Cash and cash equivalents	$4,991	$—	$—	$4,991
Funded landfill post-closure costs	$8,102	$—	$—	$8,102
Other assets — commodity swaps (designated in a hedging relationship)	$—	$—	$1,703	$1,703
Other assets — commodity swaps	$—	$—	$641	$641
Other liabilities — interest rate swaps	$—	$(11,923)	$—	$(11,923)

	$13,093	$(11,923)	$2,344	$3,514

	December 31, 2008
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Cash and cash equivalents	$11,938	$—	$—	$11,938
Funded landfill post-closure costs	$6,115	$—	$—	$6,115
Other liabilities — interest rate swaps	$—	$(12,965)	$—	$(12,965)
Other liabilities — commodity swaps (designated in a hedging relationship)	$—	$—	$(1,891)	$(1,891)

	$18,053	$(12,965)	$(1,891)	$3,197

IESI-BFC Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007
(in thousands of U.S. dollars and shares, except per share or trust unit amounts and where otherwise stated)

23.   FINANCIAL INSTRUMENTS (Continued)

  The following table outlines the change in fair value for Level 3 inputs for the years ended December 31, 2009 and 2008:

	December 31
	2009	2008
	Significant unobservable inputs (Level 3)
Balance, beginning of year	$(1,891)	$—
Realized gains included in the statement of operations, during the year	408	—
Unrealized gains included in the statement of operations, during the year	588	—
Unrealized gains (losses) included in accumulated other comprehensive (loss) income, during the year	3,594	(1,891)
Settlements	(408)	—
Foreign currency translation adjustment	53	—

Balance, end of year	$2,344	$(1,891)

  Fair value

  Funded landfill post-closure cost deposits are invested in bankers acceptances offered through Canadian financial institutions or Government of Canada treasury bills. The fair value of these investments is supported by quoted prices in active markets for identical assets.

  The fair values of financial instruments are calculated using available market information, commonly accepted valuation methods and third-party valuation specialists. Considerable judgment is required to interpret market information to develop these estimates. Accordingly, these fair value estimates are not necessarily indicative of the amounts the Company, or counter-parties to the instruments, could realize in a current market exchange. The use of different assumptions and or estimation methods could have a material effect these fair values.

  The Company's interest rate swaps are recorded at their estimated fair values based on quotes received from financial institutions that trade these contracts. The Company verifies the reasonableness of these quotes using similar quotes from another financial institution as of each date for which financial statements are prepared. In addition, the Company employs a third party, who is not a counter-party, to independently value the interest rate swaps and uses all of this information in the determination of fair value. The use of different assumptions and or estimation methods could have a material effect on these fair values.

  The fair values of commodity swaps are determined applying a discounted cash flow methodology. This methodology uses the Department of Energy forward index curve and the risk-free rate of interest, commensurate with the underlying terms of the agreements, to discount the commodity swaps. Financial institutions and the U.S. Department of Treasury represent the source of the Department of Energy forward index curve and risk-free rate of interest, respectively.

  Hedge accounting

  The Company has designated certain commodity swaps as cash flow hedges. The following table outlines changes in the fair value of commodity swaps designated as cash flow hedges and its impact on other comprehensive income or loss, net of the related income tax effect, for the year ended December 31, 2009.

	December 31
	2009	2008	2007
Other assets and other liabilities
Commodity swaps designated as cash flow hedges, net of tax
Other comprehensive income (loss), net of income tax	$2,717	$(1,260)	$—

  At December 31, 2009, all of the commodity swaps accounted for as cash flow hedges were determined to be highly effective. Accordingly, no amounts have been recorded to net income due to ineffectiveness or otherwise. The first commodity swap commenced in October 2008. Accordingly, the Company measures and records any ineffectiveness on commodity swaps representing the difference

IESI-BFC Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007
(in thousands of U.S. dollars and shares, except per share or trust unit amounts and where otherwise stated)

23.   FINANCIAL INSTRUMENTS (Continued)

  between the underlying index price and the actual price of diesel fuel purchased. Additionally, gains or losses are reclassified to net income as diesel fuel is consumed. The estimated net amount of the existing unrealized losses on commodity swaps expected to be reclassified to earnings within the next twelve months is $787. The timing of actual amounts reclassified to net income is dependent on future movements in diesel fuel prices.

  Interest rate and commodity swaps

  The Company is subject to credit risk on its interest rate and commodity swaps (collectively the "agreements"). The Company has entered into interest rate swaps as a condition of its U.S. long-term credit facility to fix a portion of its variable rate interest charge on advances and borrowings. In addition, the Company has entered into commodity swaps for a portion of diesel fuel consumed in its Canadian and U.S. operations. All OCC commodity swap agreements have expired.

  The Company's corporate treasury function is charged with arranging and approving all agreements. Suitable counterparties identified by the Company's treasury function are approved by the Audit Committee. The Company will only enter into agreements with highly rated and experienced counterparties who have successfully demonstrated that they are capable of executing these arrangements. If the counterparties' credit rating, prepared by reputable third party rating agencies, is downgraded, the Company's treasury function will review the agreement and assess if its exposure to the counterparty can be collateralized or if the agreement should be terminated. The Company's treasury function also prepares a report, at least once annually, to the Company's Audit Committee which outlines key terms of its agreements, fair values, counterparties and each counterparties most recent credit rating, and where applicable changes to the risks related to each agreement. The Company's maximum exposure to credit risk is the fair value of interest rate and commodity swaps recorded in other assets and liabilities on the Company's consolidated balance sheet. The Company holds no collateral or other credit enhancements as security over these agreements. The Company deems the agreements' credit quality to be high in light of the counterparties to the agreements and no amounts are either past due or impaired. In all instances, the Company's risk management objective is to mitigate its risk exposures to a level consistent with its risk tolerance.

  The contractual maturities of the Company's derivatives are as follows:

	December 31, 2009
	Payments due
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Derivative
Interest rate swaps	$13,443	$7,806	$5,637	$—	$—
Commodity swaps	$6,565	$1,375	$4,154	$1,036	$—

  Amounts recorded to net (gain) loss on financial instruments for year ended December 31, 2009 total ($1,562) (2008 — $9,990, 2007 — $8,737), in aggregate. The net (gain) loss on financial instruments is comprised of the following fair value changes: funded landfill post-closure costs $67 (2008 — ($140), 2007 — ($164)), interest rate swaps ($1,041) (2008 — $8,517, 2007 — $7,718), foreign currency exchange agreements $nil (2008 — $1,690, 2007 — $1,070), fuel hedges ($588) (2008 — $nil, 2007 — $nil) and OCC hedges $nil (2008 — ($77), 2007 — $113).

IESI-BFC Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007
(in thousands of U.S. dollars and shares, except per share or trust unit amounts and where otherwise stated)

23.   FINANCIAL INSTRUMENTS (Continued)

  Fuel hedges and interest rate swaps

  Fuel hedges — U.S. segments

Date entered	Notional amount (gallons per month — expressed in gallons)	Diesel rate paid (expressed in dollars)	Diesel rate received variable	Effective date	Expiration date
October 2008	62,500	$3.69	Diesel fuel index	July 2009	October 2013
June 2009	500,000	$2.04	NYMEX Heating Oil Index	January 2010	December 2010
June 2009	335,000	$2.17	NYMEX Heating Oil Index	January 2011	December 2011
June 2009	165,000	$2.13	NYMEX Heating Oil Index	January 2011	May 2011
June 2009	170,000	$2.31	NYMEX Heating Oil Index	January 2012	December 2012
June 2009	165,000	$2.28	NYMEX Heating Oil Index	January 2012	May 2012
June 2009	170,000	$2.34	NYMEX Heating Oil Index	January 2013	May 2013

  Fuel hedges — Canadian segment

Date entered	Notional amount (litres per month — expressed in litres)	Diesel rate paid (expressed in C$'s)	Diesel rate received variable	Effective date	Expiration date
September 2009	475,000	$0.57	NYMEX Heating Oil Index	January 2010	December 2010
September 2009	325,000	$0.62	NYMEX Heating Oil Index	January 2011	December 2011
September 2009	162,500	$0.65	NYMEX Heating Oil Index	January 2012	June 2012
October 2009	475,000	$0.57	NYMEX Heating Oil Index	January 2010	December 2010
October 2009	325,000	$0.62	NYMEX Heating Oil Index	January 2011	December 2011
October 2009	162,500	$0.65	NYMEX Heating Oil Index	January 2012	June 2012

  Customer concentration

  A single customer in the Company's U.S. northeast segment accounted for 4.3% (2008 — 4.4%) of consolidated revenues for the year ended December 31, 2009.

  On November 1, 2008, two of these contracts were renewed by New York City for three years, plus two one-year renewal options at the City's option. The last of the three contracts renewed in February 2010 for three years, plus two one-year renewal options at the City's option. Contracts with New York City can be terminated by New York City upon 10 days' notice. If these contracts are terminated, or if they are not renewed, we may not be able to replace the resulting lost revenue. The loss of these contracts could have a significant impact on the business, its financial condition and its results of operations.

  In addition, in 2002 the customer announced changes to its waste management plan that would include reducing or eliminating its reliance on private transfer stations, such as those operated by the Company. While the plan is preliminary and has undergone substantial revision, the plan contemplates significant changes to the transfer and disposal of residential waste. If these changes are implemented, it is possible that the Company's existing contracts would be modified or not renewed.

  Estimated fair value

  The carrying value of cash and cash equivalents, accounts receivable, accounts payable, and accrued charges approximates fair value due to the relatively short-term maturities of these instruments. Funded landfill post-closure costs and derivative financial instruments are recorded on the consolidated balance sheet at fair value.

  At December 31, 2009, the estimated fair value of the direct finance lease receivables applying an interest rate consistent with the credit quality of the instrument is $1,867 (December 31, 2008 — $582), compared to the carrying amount of $1,759 (December 31, 2008 — $622).

IESI-BFC Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007
(in thousands of U.S. dollars and shares, except per share or trust unit amounts and where otherwise stated)

23.   FINANCIAL INSTRUMENTS (Continued)

  At December 31, 2009, the debentures estimated fair value is approximately $71,700 (December 31, 2008 — $73,500) compared to the carrying amount of $55,418 (December 31, 2008 — $85,742).

  At December 31, 2009, the estimated fair value of the 2005 Seneca IRB Facility is approximately $40,725 (December 31, 2008 — $29,813) compared to the carrying amount of $45,000 (December 31, 2008 — $45,000).

  At December 31, 2009, the estimated fair value of long-term debt bearing interest at variable rates approximates its carrying amount. In light of the current economic environment, the Company is certain that renegotiation of its variable rate long-term debt would result in higher pricing than it currently enjoys. However, because the Company's variable rate facilities are non-amortizing, the current carrying amount of the Company's variable rate long-term debt approximates its carrying amount.

  Fair value methods and assumptions

  Financial assets and liabilities recorded at fair value, as and where applicable, and included in other assets and other liabilities on the Company's consolidated balance sheets are as follows: funded landfill post-closure costs, and interest rate and commodity swaps. Deposits made to the social utility trust, and recorded as funded landfill post-closure costs on the consolidated balance sheet, are invested by the social utility trust trustee. Statements of invested amounts are supplied to the Company by the social utility trust trustee and are prepared from quoted market prices for the underlying investments. The fair value of interest rate and commodity swaps are determined by management with the assistance of third parties.

24.   SEGMENTED REPORTING

  The Company carries on business through three separate geographic segments: Canada, U.S. south and U.S. northeast. The business segments are vertically integrated and principally include collection and disposal of waste and recyclable products, transfer station operations, material recovery facilities and landfills and landfill gas to energy facilities. The geographic location limits the volume and amount of transactions between each segment.

IESI-BFC Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007
(in thousands of U.S. dollars and shares, except per share or trust unit amounts and where otherwise stated)

24.   SEGMENTED REPORTING (Continued)

  The accounting policies applied by the business segments are the same as those described in the summary of significant accounting policies (Note 4). U.S. corporate selling, general and administration expenses are allocated to the U.S. south and U.S. northeast segments based on various factors, which may include revenues less operating and selling, general and administration expenses. The Company evaluates segment performance based on revenues, less operating and selling, general and administration expenses.

	December 31
	2009	2008	2007
Revenues
Canada	$349,288	$366,491	$313,325
U.S. south	340,187	338,143	292,994
U.S. northeast	318,991	342,169	247,791

	$1,008,466	$1,046,803	$854,110

Revenues less operating and selling, general and administration expenses
Canada	$118,338	$125,804	$110,796
U.S. south	83,519	81,747	64,803
U.S. northeast	81,659	86,078	80,224

	$283,516	$293,629	$255,823

Amortization
Canada	$48,721	$54,904	$53,605
U.S. south	48,626	48,719	47,075
U.S. northeast	59,355	65,236	49,825

	$156,702	$168,859	$150,505

Net gain on sale of capital and landfill assets	$(198)	$(862)	$(1,335)

Operating income	$127,012	$125,632	$106,653

	December 31, 2009
	Canada	U.S. south	U.S. northeast	Total
Goodwill	$59,884	$168,374	$402,212	$630,470
Capital assets	$161,513	$172,298	$105,923	$439,734
Landfill assets	$175,154	$140,027	$346,557	$661,738
Total Assets	$487,506	$540,747	$969,334	$1,997,587

	December 31, 2008
	Canada	U.S. south	U.S. northeast	Total
Goodwill	$50,326	$166,458	$401,048	$617,832
Capital assets	$133,584	$157,023	$118,074	$408,681
Landfill assets	$152,204	$124,944	$344,714	$621,862
Total Assets	$428,391	$509,793	$994,735	$1,932,919

  Goodwill was neither impaired nor disposed of in 2009, 2008 and 2007.

IESI-BFC Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2009, 2008 and 2007
(in thousands of U.S. dollars and shares, except per share or trust unit amounts and where otherwise stated)

25.   GUARANTEES

  In the normal course of business, the Company enters into agreements that meet the definition of a guarantee. The Company's primary guarantees are as follows:

  The Company has provided indemnities under lease agreements for the use of various operating facilities. Under the terms of these agreements the Company agrees to indemnify the counterparties for various items including, but not limited to, all liabilities, loss, suits, damage and existence of hazardous substances arising during, on or after the term of the agreement. Changes in environmental laws or in the interpretation thereof may require the Company to compensate the counterparties. The maximum amount of any potential future payment cannot be reasonably estimated. These indemnities are in place for various periods beyond the original term of the lease and these leases expire between 2010 through 2021.

  Indemnity has been provided to all directors and or officers of the Company and its subsidiaries for various items including, but not limited to, all costs to settle suits or actions due to association with the Company and its subsidiaries, subject to certain restrictions. The Company has purchased directors' and officers' liability insurance to mitigate the cost of any potential future suits or actions. The term of the indemnification is not explicitly defined, but is limited to the period over which the indemnified party serves as a director or officer of the Company or its subsidiaries. The maximum amount of any potential future payment cannot be reasonably estimated.

  The Company has received indemnities for the receipt of hazardous, toxic or radioactive wastes or substances and the Company has issued indemnities for the disposal thereof at third party landfills. Applicable federal, provincial, state or local laws and regulations define hazardous, toxic or radioactive wastes or substances. Changes in environmental laws or in the interpretation thereof may require the Company to compensate or be compensated by the counterparties. The term of the indemnity is not explicitly defined and the maximum amount of any potential future reimbursement or payment cannot be reasonably estimated.

  As part of a Host Community Agreement ("HCA") between the Company and the Town of Seneca Falls, New York in which the Seneca Meadows Landfill is located, the Company has agreed to guarantee the market value of certain homeowners' properties within a certain distance of the landfill based on a Property Value Protection Program ("PVPP") incorporated into the HCA. Under the PVPP, the Company would be responsible for the difference between the sale value and the hypothetical market value of the homeowners' properties assuming a previously approved expansion of the landfill had not been approved, if any. The Company does not believe it is possible to determine the contingent obligation associated with the PVPP guarantees, but does not believe it would have a material effect on the Company's financial position or results of operations. As of December 31, 2009, the Company has not been required to compensate any homeowner under the PVPP.

  In the normal course of business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, outsourcing agreements, leasing contracts, underwriting and agency agreements, information technology agreements and service agreements. These indemnification agreements may require the Company to compensate counterparties for losses incurred by the counterparties as a result of breaches in representation and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnities are not explicitly defined and the maximum amount of any potential reimbursement cannot be reasonably estimated.

  The nature of these indemnification agreements prevents the Company from making a reasonable estimate of the maximum exposure due to the difficulties in assessing the amount of liability which stems from the unpredictability of future events and the unlimited coverage offered to counterparties. Historically, the Company and its predecessor have not made any significant payments under such or similar indemnification agreements and therefore no amount has been accrued in the consolidated balance sheet with respect to these agreements.

  The Company has been indemnified for various environmental and real property and other matters, including taxes and various other items that existed on or prior to June 30, 2000. The term and potential reimbursement varies with the matter indemnified.

26.   SUBSEQUENT EVENTS

  On January 4, 2010, the Company entered into a Share Purchase Agreement with two companies to acquire a fifty percent ownership interest in each. The remaining fifty percent ownership interests are held by two trusts. The brother of the Company's Vice-Chairman and Chief Executive Officer serves as a trustee for both trusts and the Company's Vice-Chairman and Chief Executive Officer serves as a trustee for one of the two trusts. The Company's Vice-Chairman and Chief Executive Officer has no economic interests in the trusts or their underlying assets. The business conducted by each of these two companies is consistent with the business of the Company and is comprised principally of compactor and related equipment rental. The Company's investment in these companies totaled approximately $3,300 or C$3,500, which includes common shares in the invested companies and net adjustments, as defined in the Share Purchase Agreement.

  Pursuant to the mandatory exchange provision, on February 11, 2010 the Company called for the exchange of all outstanding PPSs for common shares of the Company. The mandatory exchange initiated by the Company is expected on March 5, 2010, however, the Company is in discussion with a significant PPS holder and may consider the deferral of the mandatory exchange for a period to be determined. Assuming the exchange of all PPS's, the Company will have 93,431 common shares issued and outstanding in the aggregate.

IESI-BFC Ltd.

CONDENSED CONSOLIDATED BALANCE SHEETS

March 31, 2010 (unaudited) and December 31, 2009
 (stated in accordance with accounting principles generally accepted in the
United States of America ("U.S.") and in thousands of U.S. dollars except share amounts)

	March 31, 2010	December 31, 2009
ASSETS
CURRENT
Cash and cash equivalents	$7,422	$4,991
Accounts receivable	117,367	111,839
Other receivables	531	546
Prepaid expenses	21,436	18,276
Restricted cash	382	382
Other assets	831	770

	147,969	136,804
OTHER RECEIVABLES	1,139	1,213
FUNDED LANDFILL POST-CLOSURE COSTS (Note 10)	8,339	8,102
INTANGIBLES (Note 7)	113,515	100,917
GOODWILL (Note 8)	646,338	630,470
LANDFILL DEVELOPMENT ASSETS	8,010	7,677
DEFERRED FINANCING COSTS	8,685	9,358
CAPITAL ASSETS	455,596	439,734
LANDFILL ASSETS	659,186	661,738
INVESTMENT IN EQUITY ACCOUNTED INVESTEE	3,415	—
OTHER ASSETS	1,394	1,574

	$2,053,586	$1,997,587

LIABILITIES
CURRENT
Accounts payable	$53,222	$62,753
Accrued charges (Note 9)	63,987	70,572
Dividends payable	11,500	11,159
Income taxes payable	8,816	6,278
Deferred revenues	14,398	13,156
Landfill closure and post-closure costs (Note 10)	6,174	6,622
Other liabilities	7,398	8,312

	165,495	178,852
LONG-TERM DEBT	705,045	654,992
LANDFILL CLOSURE AND POST-CLOSURE COSTS (Note 10)	66,284	63,086
OTHER LIABILITIES	6,390	3,611
DEFERRED INCOME TAXES	83,505	81,500

	1,026,719	982,041

COMMITMENTS AND CONTINGENCIES (Note 14)
EQUITY (Note 11)
NON-CONTROLLING INTEREST	230,402	230,014
SHAREHOLDERS' EQUITY
Common shares (no par value, authorized — unlimited, issued and outstanding — 82,157,757 (December 31, 2009 — 82,111,148)	1,083,851	1,082,950
Restricted shares (issued and outstanding — 225,000 (December 31, 2009 — 225,000)	(3,928)	(3,928)
Paid in capital	2,531	2,118
Deficit	(210,057)	(214,898)
Accumulated other comprehensive loss	(75,932)	(80,710)

Total shareholders' equity	796,465	785,532

Total equity	1,026,867	1,015,546

	$2,053,586	$1,997,587

The accompanying notes are an integral part of these consolidated financial statements.

IESI-BFC Ltd.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

For the periods ended March 31, 2010 and 2009
(unaudited — stated in accordance with accounting principles generally accepted in the
United States of America and in thousands of U.S. dollars except net income per share amounts)

	2010	2009
REVENUES	$264,042	$223,893
EXPENSES
OPERATING	151,069	131,177
SELLING, GENERAL AND ADMINISTRATION	39,791	30,077
AMORTIZATION	39,517	37,602
NET GAIN ON SALE OF CAPITAL AND LANDFILL ASSETS	(62)	(134)

OPERATING INCOME	33,727	25,171
INTEREST ON LONG-TERM DEBT	7,937	9,629
NET FOREIGN EXCHANGE LOSS	30	84
NET (GAIN) LOSS ON FINANCIAL INSTRUMENTS	(542)	530
OTHER EXPENSES	24	30

INCOME BEFORE INCOME TAXES AND LOSS FROM EQUITY ACCOUNTED INVESTEE	26,278	14,898
INCOME TAX EXPENSE (Note 13)
Current	7,678	2,504
Deferred	1,865	2,755

	9,543	5,259
LOSS FROM EQUITY ACCOUNTED INVESTEE	25	—

NET INCOME	16,710	9,639

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	5,347	(4,882)
Commodity swaps designated as cash flow hedges, net of income tax ($116) (2009 — $76)	166	148
Settlement of commodity swaps designated as cash flow hedges, net of income tax $51 (2009 — $nil)	(95)	—

COMPREHENSIVE INCOME	$22,128	$4,905

NET INCOME — CONTROLLING INTEREST	$14,734	$8,271
NET INCOME — NON-CONTROLLING INTEREST	$1,976	$1,368
COMPREHENSIVE INCOME — CONTROLLING INTEREST	$19,512	$4,209
COMPREHENSIVE INCOME — NON-CONTROLLING INTEREST	$2,616	$696
Net income per weighted average share, basic	$0.18	$0.14
Net income per weighted average share, diluted	$0.18	$0.14
Weighted average number of shares outstanding (thousands), basic	82,344	59,516
Weighted average number of shares outstanding (thousands), diluted	93,431	70,653

The accompanying notes are an integral part of these consolidated financial statements.

IESI-BFC Ltd.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the periods ended March 31, 2010 and 2009
(unaudited — stated in accordance with accounting principles generally accepted in the
United States of America and in thousands of U.S. dollars)

	2010	2009
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$16,710	$9,639
Items not affecting cash
Restricted share expense	413	332
Accretion of landfill closure and post-closure costs	880	742
Amortization of intangibles	7,057	7,234
Amortization of capital assets	19,067	18,311
Amortization of landfill assets	13,393	12,057
Interest on long-term debt (deferred financing costs)	709	750
Net gain on sale of capital and landfill assets	(62)	(134)
Net (gain) loss on financial instruments	(542)	530
Deferred income taxes	1,865	2,755
Loss from equity accounted investee	25	—
Landfill closure and post-closure expenditures	(385)	(1,226)
Changes in non-cash working capital items	(15,090)	(1,394)

Cash generated from operating activities	44,040	49,596

INVESTING
Acquisitions (Note 6)	(52,447)	(234)
Restricted cash withdrawals	—	82
Investment in other receivables	—	(1,237)
Proceeds from other receivables	139	112
Funded landfill post-closure costs	(10)	(79)
Purchase of capital assets	(13,902)	(12,659)
Purchase of landfill assets	(6,181)	(7,838)
Proceeds from the sale of capital and landfill assets	64	3,415
Investment in landfill development assets	(264)	(247)

Cash utilized in investing activities	(72,601)	(18,685)

FINANCING
Payment of deferred financing costs	(1)	(308)
Proceeds from long-term debt	80,768	26,409
Repayment of long-term debt	(38,891)	(127,961)
Common shares issued, net of issue costs	(6)	70,958
Dividends paid to share and participating preferred shareholders	(11,220)	(1,926)

Cash generated from (utilized in) financing activities	30,650	(32,828)
Effect of foreign currency translation on cash and cash equivalents	342	(501)

NET CASH INFLOW (OUTFLOW)	2,431	(2,418)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	4,991	11,938

CASH AND CASH EQUIVALENTS, END OF PERIOD	$7,422	$9,520

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are
comprised of:
Cash	$7,422	$9,519
Cash equivalents	—	1

	$7,422	$9,520

Cash paid (recovered) during the period for:
Income taxes	$3,840	$(365)
Interest	$8,401	$9,511

The accompanying notes are an integral part of these consolidated financial statements.

IESI-BFC Ltd.

CONDENSED CONSOLIDATED STATEMENTS OF EQUITY (Continued)

For the three months ended March 31, 2010
(unaudited — stated in accordance with accounting principles generally accepted in the
United States of America and in thousands of U.S. dollars)

	Common shares	Restricted shares	Treasury shares	Paid in capital	Deficit	Accumulated other comprehensive loss (Note 11)	Non-controlling interest	Total equity
Balance at December 31, 2009	$1,082,950	$(3,928)	$—	$2,118	$(214,898)	$(80,710)	$230,014	$1,015,546
Net income					14,734		1,976	16,710
Dividends					(9,893)		(1,327)	(11,220)
Restricted share expense				413				413
Common shares issued on exchange of participating preferred shares ("PPSs"), net of issue costs	901						(901)	—
Common shares acquired by U.S. long-term incentive plan ("LTIP")			(2,153)					(2,153)
Deferred compensation obligation			2,153					2,153
Foreign currency translation adjustment						4,715	632	5,347
Commodity swaps designated as cash flow hedges, net of income tax						147	19	166
Settlement of commodity swaps designated as cash flow hedges, net of income tax						(84)	(11)	(95)

Balance at March 31, 2010	$1,083,851	$(3,928)	$—	$2,531	$(210,057)	$(75,932)	$230,402	$1,026,867

The accompanying notes are an integral part of these consolidated financial statements.

IESI-BFC Ltd.

CONDENSED CONSOLIDATED STATEMENTS OF EQUITY (Continued)

For the three months ended March 31, 2009
(unaudited — stated in accordance with accounting principles generally accepted in the
United States of America and in thousands of U.S. dollars)

	Common shares	Restricted shares	Treasury shares	Paid in capital	Deficit	Accumulated other comprehensive loss (Note 11)	Non-controlling interest	Total equity
Balance at December 31, 2008	$868,248	$(3,756)	$—	$633	$(193,135)	$(104,740)	$230,452	$797,702
Net income					8,271		1,368	$9,639
Dividends					(13,519)		(2,236)	$(15,755)
Restricted share expense				332				$332
Common shares issued, net of issue costs and income tax	72,334							$72,334
Common shares acquired by U.S. LTIP			(1,779)					$(1,779)
Deferred compensation obligation			1,779					$1,779
Foreign currency translation adjustment						(4,189)	(693)	$(4,882)
Commodity swaps designated as cash flow hedges, net of income tax						127	21	$148

Balance at March 31, 2009	$940,582	$(3,756)	$—	$965	$(198,383)	$(108,802)	$228,912	$859,518

The accompanying notes are an integral part of these consolidated financial statements.

IESI-BFC Ltd.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the period ended March 31, 2010
(unaudited — in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

1.     ORGANIZATION

  IESI-BFC Ltd. (the "Company") was incorporated May 20, 2009 under the provisions of the Business Corporations Act (Ontario). Effective May 27, 2009, the Company amalgamated with BFI Canada Ltd. ("BFI Canada"). On June 5, 2009, the Corporation commenced trading on the New York Stock Exchange ("NYSE") and closed its U.S. public offering on June 10, 2009.

  The Company, through its operating subsidiaries, provides vertically integrated non-hazardous solid waste ("waste") services to commercial, industrial, municipal and residential customers in Canada and the south and northeast U.S.

2.     REPORTING CURRENCY

  The Company has elected to report its financial results in U.S. dollars, however the Company remains a legally domiciled Canadian entity and its functional currency is the Canadian dollar. The Company's financial position, results of operations, cash flows and equity are initially consolidated in Canadian dollars. The Company's consolidated assets and liabilities are translated from Canadian to U.S. dollars at the foreign currency exchange rate in effect at the consolidated balance sheet date, while the Company's consolidated results of operations and cash flows are translated to U.S dollars applying the foreign currency exchange rate in effect during the reporting period. Translating the Company's U.S. segment financial position, results of operations and cash flows into Canadian dollars, the Company's functional currency, and re-translating these amounts to U.S. dollars, the Company's reporting currency, has no translation impact on the Company's consolidated financial statements. Accordingly, U.S. segment results retain their original values when expressed in the Company's reporting currency. The resulting translation adjustments are included in other comprehensive income or loss.

3.     INTERIM FINANCIAL STATEMENTS

  The unaudited interim condensed consolidated financial statements ("financial statements") do not conform in all respects to the requirements of accounting principles generally accepted in the U.S. ("U.S. GAAP") for annual financial statements. Accordingly, these financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2009. In the opinion of management, these financial statements include all normal recurring adjustments necessary for the fair presentation of the Company's financial position, its results of operations and cash flows, for the periods presented. These financial statements have been prepared by management in accordance with U.S. GAAP applicable to interim financial statements and follow the same accounting policies and methods in their application as the most recent audited consolidated financial statements, except as indicated in Note 4.

4.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  These financial statements have been prepared in conformity with U.S. GAAP, are stated in U.S. dollars, and reflect the significant accounting policies disclosed in Note 4 to the December 31, 2009 audited consolidated financial statements, except as indicated below.

  Investment in equity accounted investee

  Investments in which the Company has joint control over the strategic operating, investing and financing policies of an investee, are accounted for using the equity method of accounting. Under the equity method of accounting, the Company records its initial investment at cost. The carrying value of the investment is subsequently adjusted to include its pro rata share of post-acquisition earnings from the investee, reflecting adjustments similar to those made in preparing consolidated financial statements. The amount of the adjustment is included in the determination of the Company's net income. In addition, the Company's investment is also increased or decreased to reflect its share of capital transactions, changes in accounting policies and corrections of errors relating to prior period financial statements applicable to post-acquisition periods. Dividends received or receivable from the Company's investee reduces the carrying value of its investment.

  The Company's investment in its equity investee is with a related party at fair value. The Company has a fifty percent ownership interest in its equity investee. The remaining fifty percent is owned by two trusts. The brother of the Company's Vice-Chairman and Chief Executive Officer serves as a trustee for both trusts. The Company's Vice-Chairman and Chief Executive Officer serves as a trustee for one of the two trusts. The Company exercises joint control over its equity investment through its fifty percent ownership interest. The Company's fifty percent ownership interest grants it authority to nominate fifty percent of the directors to the board of the investee. The Chairperson of the investee's Board of Directors cannot be nominated by the Company. In addition, the Chairperson cannot be a member of the Company's Board of Directors. The Chairperson of the investee is entitled to cast a second vote in the event of a tie amongst its Board. Certain matters are beyond the control of the Board and are resident with the investee's shareholders. These matters are generally related to certain financing matters, board composition, the sharing of profits and material business changes.

IESI-BFC Ltd.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the period ended March 31, 2010
(unaudited — in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

4.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Transactions between the Company and its investee have all been transacted in the normal course of business. These transactions are generally the result of the investee billing the Company for services it provides to the Company. In turn, the Company bills its customers for this service which are measured at the exchange amount. Transactions between the Company and its investee only include the Company's share. The Company incurred $21 of charges from its equity investee which were recorded as operating expenses.

5.     CHANGES IN ACCOUNTING POLICIES

  Changes effective beyond March 31, 2010

  Improving Fair Value Measurements and Disclosures

  In January 2010, the Financial Accounting Standards Board ("FASB") issued additional disclosure guidance aimed at improving fair value measurements and disclosures. This amending guidance sets forth new disclosures which include the following: disclosure of significant transfers in and out of Level 1 and Level 2 fair value measurements accompanied by a description for the reasons for the transfers, a reconciliation of fair value measurements in Level 3 presenting separately information about purchases, sales, issuances and settlements on a gross rather than net basis, disclosure of fair value measurements for each class of assets and liabilities, and disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements (Level 2 and Level 3). For the Company, this guidance is effective January 1, 2010, except for the disclosure of purchases, sales, issuances and settlements in the roll forward activity for Level 3 fair value measurements, which is effective January 1, 2011. This guidance does not have a significant impact on the Company's financial statements.

6.     ACQUISITIONS

  For the three months ended March 31, 2010, the Company acquired all of the solid waste collection assets, including various current assets, and assumed various liabilities of one waste management company in Canada. The acquisition constitutes a business.

  The Company considers this acquisition to be a "tuck-in". Tuck-ins represent the acquisition of solid waste collection assets and or disposal facilities in markets where the Company has existing operations. Goodwill arising from this tuck-in acquisition is largely attributable to synergies expected by the Company as a result of personnel and operating overhead reductions, disposal advantages or the employment of market focused strategies. Pro forma revenues and net income for this tuck-in acquisition have not been disclosed as the acquired company is immaterial. The allocation of the purchase price is absent final fair value adjustments. The results of this acquisition have been included in the financial statements from its date of closing.

  Payment of contingent consideration, for acquisitions completed prior to 2009, for achieving various business performance targets is also pending final adjustment. Final fair value adjustments occurring during the measurement period that increase or decrease the fair value of certain assets or liabilities will be recorded against the purchase price allocation.

IESI-BFC Ltd.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the period ended March 31, 2010
(unaudited — in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

6.     ACQUISITIONS (Continued)

  Consideration paid and its preliminary allocation to the fair value of net assets acquired is as follows:

	March 31
	2010	2009
Consideration
Cash, including holdbacks (as applicable)	$48,913	$—

Net assets acquired
Accounts receivable	3,502	—
Intangibles (Note 7)	18,791	—
Goodwill	10,334	—
Capital assets	17,678	—
Accounts payable	(1,392)	—

Total net assets acquired	$48,913	$—

Consideration by segment (including holdbacks (as applicable))
Canada	$48,913	$—
U.S. south	—	—
U.S. northeast	—	—

Total consideration	$48,913	$—

Goodwill recorded by segment
Canada	$10,334	$—
U.S. south	—	—
U.S. northeast	—	—

Total goodwill	$10,334	$—

  Goodwill amounting to $10,334 (2009 — $nil) is expected to be deductible for tax purposes.

  Contingent consideration payments in respect of acquisitions consummated prior to January 1, 2009 totaled $177 (2009 — $234).

  The Company also acquired a fifty percent equity interest in each of two waste management companies in Canada which are accounted for using the equity method of accounting.

  The Company considers this acquisition to be a "tuck-in". Goodwill arising from this tuck-in acquisition is largely attributable to leveraging management, customers and processes to strengthen and grow each business, or certain portions thereof, beyond that which each was capable of achieving had they operated separately as these companies provide services that complement the Company's waste services.

  The allocation of the purchase price is absent final fair value adjustments. Equity investment income from this acquisition has been included in the financial statements from its respective closing date.

IESI-BFC Ltd.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the period ended March 31, 2010
(unaudited — in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

6.     ACQUISITIONS (Continued)

  Consideration paid for the Company's fifty percent ownership interest in its equity investee and its preliminary allocation to the fair value of net assets acquired is as follows:

	March 31
	2010	2009
Consideration
Cash, including holdbacks (as applicable)	$3,357	$—

Net assets acquired
Accounts receivable	253	—
Intangibles	1,936	—
Goodwill	1,169	—
Capital assets	1,542	—
Accounts payable	(276)	—
Long-term debt	(759)	—
Deferred income taxes	(508)	—

Total net assets acquired	$3,357	$—

  The net book value of the underlying net assets in our equity investee was $784 at the date of acquisition.

  For the three months ended March 31, 2010, aggregate cash consideration amounted to $52,270 (2009 — $nil), which excludes holdbacks and cash payments due to sellers for achieving various business performance targets.

  Proposed Transaction

  On November 11, 2009, the Company executed a merger agreement with Waste Services, Inc. ("WSI"). The agreement provides for the Company's wholly-owned subsidiary ("Merger Sub") to merge with and into WSI, with WSI surviving the merger as the Company's wholly-owned subsidiary. The Company expects to complete the merger in the second calendar quarter of 2010, subject to, among other things, WSI stockholder approval and regulatory approval.

  Pursuant to the merger agreement, each outstanding share of WSI common stock will be converted into the right to receive 0.5833 of the Company's common shares for each share of WSI common stock, with cash paid in lieu of fractional shares. This exchange ratio is fixed and will not be adjusted to reflect stock price changes to the date of the merger's closing.

  Completion of the merger remains subject to the satisfaction or waiver of certain closing conditions, including approval from WSI stockholders and the Canadian Competition Bureau. The transaction was reviewed by U.S. antitrust authorities, and the thirty day waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 expired on January 19, 2010 without a request for additional documentation or information.

  The Company has commenced the process of amending its Canadian and U.S. credit facilities, details of which are included in Note 19.

IESI-BFC Ltd.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the period ended March 31, 2010
(unaudited — in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

7.     INTANGIBLES

	March 31, 2010
	Cost	Accumulated Amortization	Net Book Value	Additions	Weighted Average Amortization Period of Additions
Customer collection contracts	$122,340	$107,361	$14,979	$4,837	4.50
Customer lists	110,662	39,479	71,183	3,679	2.00
Non-competition agreements	12,787	6,631	6,156	—	—
Transfer station permits	22,188	2,883	19,305	9,242	20.00
Trade-names	3,323	1,431	1,892	1,033	10.00

	$271,300	$157,785	$113,515	$18,791

				March 31, 2009
	December 31, 2009				Weighted Average Amortization Period of Additions
	Cost	Accumulated Amortization	Net Book Value	Additions
Customer collection contracts	$110,648	$101,623	$9,025	$—	—
Customer lists	110,658	36,156	74,502	—	—
Non-competition agreements	13,503	6,714	6,789	—	—
Transfer station permits	12,339	2,600	9,739	—	—
Trade-names	2,198	1,336	862	—	—

	$249,346	$148,429	$100,917	$—

  Estimated remaining intangible amortization expense in each of the five succeeding years and thereafter is as follows:

2010	$17,295
2011	21,306
2012	18,097
2013	15,582
2014	12,066
Thereafter	29,169

$113,515

8.     GOODWILL

  The following table outlines the changes in goodwill.

	March 31
	2010	2009
Goodwill, beginning of year	$630,470	$617,832
Goodwill recognized on acquisitions completed, during the period	10,334	—
Goodwill recognized in respect of prior period acquisitions, during the period	3,448	234
Foreign currency exchange adjustment, during the period	2,086	(1,422)

Goodwill, end of period	$646,338	$616,644

  Goodwill amounting to $3,271 in respect of contingent consideration was accrued for in the three months ending March 31, 2010.

IESI-BFC Ltd.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the period ended March 31, 2010
(unaudited — in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

8.     GOODWILL (Continued)

  The Company has not recognized any impairment of its goodwill in the three months ended March 31, 2010 or in the year ended December 31, 2009. In addition, the Company has not disposed of any goodwill in these periods.

9.     ACCRUED CHARGES

  Accrued charges are comprised of the following:

	March 31, 2010	December 31, 2009
Insurance	$18,856	$18,799
Payroll and related costs	11,855	19,531
Franchise and royalty fees	4,291	4,301
Interest	4,148	5,224
Provincial and state sales taxes	3,710	3,292
Acquisition and related costs	3,641	3,017
Environmental surcharges	3,206	4,349
Property taxes	752	336
Share based compensation	3,237	2,383
Other	10,291	9,340

Accrued charges	$63,987	$70,572

10.   LANDFILL CLOSURE AND POST-CLOSURE COSTS

  The tables below outline key assumptions used to determine the fair value of landfill closure and post-closure costs, outline the expected timing of undiscounted landfill closure and post-closure expenditures and reconcile beginning and ending landfill closure and post-closure cost accruals.

March 31, 2010
Fair value of legally restricted assets	$ 8,339
Undiscounted closure and post-closure costs	$441,998
Credit adjusted risk free rates — Canadian segment landfills	5.4% – 9.5%
Credit adjusted risk free rates — U.S. segment landfills	5.7% – 7.2%

Expected timing of undiscounted landfill closure and post-closure expenditures
2010	$ 6,174
2011	7,106
2012	7,391
2013	6,888
2014	9,725
Thereafter	404,714

$441,998

IESI-BFC Ltd.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the period ended March 31, 2010
(unaudited — in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

10.   LANDFILL CLOSURE AND POST-CLOSURE COSTS (Continued)

	Three months ended March 31
	2010	2009
Landfill closure and post-closure costs, beginning of year	$69,708	$58,067
Provision for landfill closure and post-closure costs, during the period	1,912	8,474
Accretion of landfill closure and post-closure costs, during the period	880	742
Landfill closure and post-closure expenditures, during the period	(385)	(1,226)
Disposal of landfill closure and post-closure costs, during the period	—	(1,343)
Foreign currency translation adjustment, during the period	343	(291)

	72,458	64,423
Less current portion of landfill closure and post-closure costs	6,174	9,014

Landfill closure and post-closure costs, end of period	$66,284	$55,409

11.   EQUITY

  Common Shares

  On March 6, 2009, the Company closed its public offering of 8,500 common shares for Canadian dollar ("C$") 9.50 per share, for total gross proceeds of C$80,750. The Company applied the net proceeds from the public offering, approximately $61,500, to the repayment of outstanding borrowings under its U.S. revolving credit facility. On March 30, 2009, the Company closed the over-allotment option on its public offering of 1,275 common shares at C$9.50 per share for total gross proceeds of C$12,113 and applied the net proceeds from the over-allotment option, approximately $9,500, to the repayment of outstanding borrowings on its U.S. revolving credit facility. Aggregate equity issue costs amounted to $3,662 and the tax effect thereon totaled $1,376.

  Accumulated other comprehensive (loss) income

	Foreign currency translation adjustment	Commodity swaps designated as cash flow hedges, net of income tax and settlements	Accumulated other comprehensive (loss) income
Three months ended March 31, 2010
Balance, beginning of year	$(81,539)	$829	$(80,710)
Change, during the period	4,715	63	4,778

Balance, end of period	$(76,824)	$892	$(75,932)

Three months ended March 31, 2009
Balance, beginning of year	$(103,480)	$(1,260)	$(104,740)
Change, during the period	(4,189)	127	(4,062)

Balance, end of period	$(107,669)	$(1,133)	$(108,802)

  Non-controlling interest

  For the three months ended March 31, 2010, 47 (March 31, 2009 — nil) PPS equivalents were exchanged for shares of the Company.

  Pursuant to a mandatory exchange provision, on February 11, 2010, governing the PPSs, we expect all remaining outstanding PPS will be exchanged for 11,048 common shares of the Company prior to December 31, 2010. Assuming the exchange of all PPS's, the Company will have 93,431 common shares issued and outstanding in the aggregate.

IESI-BFC Ltd.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the period ended March 31, 2010
(unaudited — in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

11.   EQUITY (Continued)

  Net income per share

  The following table reconciles net income and the weighted average number of shares outstanding at March 31, 2010 and 2009 for the purpose of computing basic and diluted net income per share.

	March 31
	2010	2009
Net income	$16,710	$9,639

Net income attributable to common shareholders	$14,734	$8,271

Weighted average number of shares, basic	82,344	59,516
Dilutive effect of PPS equivalents(8)	11,087	11,137

Weighted average number of shares, diluted	93,431	70,653

Net income per weighted average share, basic and diluted	$0.18	$0.14

Issued and outstanding share based options (thousands)	2,246	2,246

        Note:

  (8)
  PPSs issued by IESI Corporation ("IESI") are exchangeable for common shares of the Company on a one for one hundred basis. "PPS equivalents" refers to the number of shares issuable by the Company upon each PPS exchange.

  Share based options are anti-dilutive to the calculation of net income per share and are specifically excluded from the calculation.

12.   SHARE BASED COMPENSATION

  Compensation expense resulting from fair value changes in share options and recorded to selling, general and administration expense on the consolidated statement of operations and comprehensive income, for the three months ended March 31, 2010 amounted to $761 (2009 — $17). In addition, as of March 31, 2010, unrecognized compensation cost for share based compensation totaled $1,541 (December 31, 2009 — $1,780). At March 31, 2010, $3,237 (December 31, 2009 — $2,383) is accrued.

  Restricted share expense, recorded to selling, general and administration expense on the consolidated statement of operations and comprehensive income, for the three months ended March 31, 2010 amounted to $413 (2009 — $332).

IESI-BFC Ltd.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the period ended March 31, 2010
(unaudited — in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)

13.   INCOME TAX EXPENSE

  The components of domestic and foreign income before income taxes and loss from equity accounted investee and domestic and foreign income taxes for the three months ended March 31 are as follows:

	Three months ended March 31
	2010	2009
Income before income taxes and loss from equity accounted investee
Canada	$14,961	$10,112
U.S.	11,317	4,786

	$26,278	$14,898

Current income tax expense
Canada	$6,739	$1,433
U.S.	939	1,071

	7,678	2,504
Deferred income tax (recovery) expense
Canada	(2,566)	1,958
U.S.	4,431	797

	1,865	2,755

	$9,543	$5,259

  The Company recognizes interest related to uncertain tax positions and penalties to current income tax expense. The Company has no material uncertain tax positions. Accordingly, interest and penalties recognized in respect of uncertain tax positions and amounts accrued in respect thereof amount to $nil at March 31, 2010 and 2009.

  The Company is subject to federal, provincial and state income taxes and files tax returns in multiple jurisdictions. Tax years open to audit range from 2000 to 2009 in Canada and from 1997 to 2009 in the U.S.

14.   COMMITMENTS AND CONTINGENCIES

  On November 11, 2009, the Company executed a merger agreement with WSI. If the merger agreement is terminated under certain circumstances, including circumstances involving the acceptance of a superior acquisition proposal by WSI or a change in recommendation by WSI's Board of Directors or an intentional breach by WSI, WSI will be required to pay the Company a termination fee of $11,000, plus all out-of-pocket costs up to a maximum of $3,500 for professional and advisory services and other expenses reasonably incurred by the Company in connection with the proposed merger. Upon termination of the merger agreement by WSI resulting from the Company's intentional breach of the merger agreement, the Company would be required tointentional breach of pay to WSI the amount of $11,000 plus an amount equal to all out-of-pocket costs up to $3,500 for professional and advisory services and other expenses reasonably incurred by WSI in connection with the proposed merger. The Company or WSI may be required to pay an expense reimbursement amount of up to $3,500 due to other specified circumstances.

IESI-BFC Ltd.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the period ended March 31, 2010
(unaudited — in thousands of U.S. dollars and shares,
except per share amounts and where otherwise stated)

15.   FINANCIAL INSTRUMENTS

  The following table categorizes the Company's derivative financial assets and liabilities and their fair value amounts. Amounts are recorded as other assets or liabilities on the Company's consolidated balance sheet.

	March 31, 2010	December 31, 2009
	Fair Value	Fair Value
Financial assets
Derivatives not designated in a hedging relationship
Current — commodity swaps	$—	$362
Long-term — commodity swaps	$386	$279
Derivatives designated in a hedging relationship
Current — commodity swaps	$831	$408
Long-term — commodity swaps	$1,008	$1,295
Financial liabilities
Derivatives not designated in a hedging relationship
Current — interest rate swaps	$7,398	$8,312
Long-term — interest rate swaps	$3,695	$3,611

  The following table outlines the hierarchical measurement categories for various financial assets and liabilities at March 31, 2010:

	March 31, 2010
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Cash and cash equivalents	$7,422	$—	$—	$7,422
Funded landfill post-closure costs	$8,339	$—	$—	$8,339
Other assets — commodity swaps (designated in a hedging relationship)	$—	$—	$1,839	$1,839
Other assets — commodity swaps	$—	$—	$386	$386
Other liabilities — interest rate swaps	$—	$(11,093)	$—	$(11,093)

	$15,761	$(11,093)	$2,225	$6,893

	December 31, 2009
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Cash and cash equivalents	$4,991	$—	$—	$4,991
Funded landfill post-closure costs	$8,102	$—	$—	$8,102
Other assets — commodity swaps (designated in a hedging relationship)	$—	$—	$1,703	$1,703
Other assets — commodity swaps	$—	$—	$641	$641
Other liabilities — interest rate swaps	$—	$(11,923)	$—	$(11,923)

	$13,093	$(11,923)	$2,344	$3,514

IESI-BFC Ltd.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the period ended March 31, 2010
(unaudited — in thousands of U.S. dollars and shares,
except per share amounts and where otherwise stated)

15.   FINANCIAL INSTRUMENTS (Continued)

  The following table outlines the change in fair value for Level 3 inputs for the periods ended March 31, 2010 and 2009:

	March 31
	2010	2009
	Significant unobservable inputs (Level 3)
Balance, beginning of year	$2,344	$(1,891)
Realized losses included in the statement of operations, during the period	(26)	—
Unrealized losses included in the statement of operations, during the period	(268)	—
Unrealized gains (losses) included in accumulated other comprehensive (loss) income, during the period	136	224
Settlements	26	—
Foreign currency translation adjustment	13	—

Balance, end of period	$2,225	$(1,667)

  Fair value

  Funded landfill post-closure cost deposits are invested in bankers acceptances offered through Canadian financial institutions or Government of Canada treasury bills. The fair value of these investments is supported by quoted prices in active markets for identical assets.

  The fair values of financial instruments are calculated using available market information, commonly accepted valuation methods and third-party valuation specialists. Considerable judgment is required to interpret market information to develop these estimates. Accordingly, these fair value estimates are not necessarily indicative of the amounts the Company, or counter-parties to the instruments, could realize in a current market exchange. The use of different assumptions and or estimation methods could have a material effect on these fair values.

  The Company's interest rate swaps are recorded at their estimated fair values based on quotes received from financial institutions that trade these contracts. The Company verifies the reasonableness of these quotes using similar quotes from another financial institution at the date each financial statement is prepared. In addition, the Company employs a third party, who is not a counter-party, to independently value the interest rate swaps and it uses all of this information to derive fair value. The use of different assumptions and or estimation methods could have a material effect on these fair values.

  The fair values of commodity swaps are determined applying a discounted cash flow methodology. This methodology uses the Department of Energy forward index curve and the risk-free rate of interest, on a basis consistent with the underlying terms of the agreements, to discount the commodity swaps. Financial institutions and the U.S. Department of Treasury represent the sources of the Department of Energy forward index curve and risk-free rate of interest, respectively.

  Hedge accounting

  The Company has designated certain commodity swaps as cash flow hedges. The following table outlines changes in the fair value of commodity swaps designated as cash flow hedges and its impact on other comprehensive income (loss), net of the related income tax effect, for the three months ended March 31, 2010.

	March 31
	2010	2009
Other assets and other liabilities
Commodity swaps designated as cash flow hedges, net of tax
Other comprehensive income (loss), net of income tax	$166	$148

  At March 31, 2010, commodity swaps accounted for as cash flow hedges were determined to be highly effective. Accordingly, no amounts have been recorded to net income due to ineffectiveness or otherwise. Accordingly, the Company measures and records any

IESI-BFC Ltd.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the period ended March 31, 2010
(unaudited — in thousands of U.S. dollars and shares,
except per share amounts and where otherwise stated)

15.   FINANCIAL INSTRUMENTS (Continued)

  ineffectiveness on commodity swaps representing the difference between the underlying index price and the actual price of diesel fuel purchased. Additionally, gains or losses are reclassified to net income as diesel fuel is consumed. The estimated net amount of the existing unrealized losses on commodity swaps expected to be reclassified to earnings within the next twelve months is $831 (December 31, 2009 — $787). The timing of actual amounts reclassified to net income is dependent on future movements in diesel fuel prices.

  Interest rate and commodity swaps

  The Company is subject to credit risk on its interest rate and commodity swaps (collectively the "agreements"). The Company has entered into interest rate swaps as a condition of its U.S. long-term credit facility which requires it to fix a portion of its variable rate interest charged on borrowings under the facility. In addition, the Company has entered into commodity swaps for a portion of diesel fuel consumed in its Canadian and U.S. operations.

  The Company's corporate treasury function is charged with arranging and approving all agreements. Suitable counterparties identified by the Company's treasury function are approved by the Audit Committee. The Company will only enter into agreements with highly rated and experienced counterparties who have successfully demonstrated that they are capable of executing these arrangements. If the counterparties' credit rating, prepared by reputable third party rating agencies, is downgraded, the Company's treasury function will review the agreement and assess if its exposure to the counterparty can be collateralized or if the agreement should be terminated. The Company's treasury function also prepares a report, at least once annually, to the Company's Audit Committee which outlines key terms of its agreements, fair values, counterparties and each counterparties most recent credit rating, and where applicable changes to the risks related to each agreement. The Company's maximum exposure to credit risk is the fair value of interest rate and commodity swaps recorded in other assets on the Company's consolidated balance sheet. The Company holds no collateral or other credit enhancements as security over these agreements. The Company deems the agreements' credit quality to be high in light of its counterparties and no amounts are either past due or impaired. In all instances, the Company's risk management objective is to mitigate its risk exposures to a level consistent with its risk tolerance.

  The Company has entered into the following interest rate swaps and commodity swaps as outlined in the tables below:

  Interest rate swaps

Date entered	Notional amount	Fixed interest rate paid (plus applicable margin)	Variable interest rate received	Effective date	Expiration date
September 2007	$75,000	4.72%	0.29%	October 2007	October 2010
April 2005	$25,000	4.73%	0.29%	October 2007	October 2011
September 2007	$50,000	4.79%	0.29%	October 2007	October 2011
September 2007	$35,000	4.89%	0.29%	October 2007	October 2012
March 2009	$10,000	1.72%	0.28%	March 2009	January 2012

IESI-BFC Ltd.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the period ended March 31, 2010
(unaudited — in thousands of U.S. dollars and shares,
except per share amounts and where otherwise stated)

15.   FINANCIAL INSTRUMENTS (Continued)

  Fuel hedges — U.S. segments

Date entered	Notional amount (gallons per month — expressed in gallons)	Diesel rate paid (expressed in dollars)	Diesel rate received variable	Effective date	Expiration date
October 2008	62,500	$3.69	Diesel fuel index	July 2009	October 2013
June 2009	500,000	$2.04	NYMEX Heating Oil Index	January 2010	December 2010
June 2009	335,000	$2.17	NYMEX Heating Oil Index	January 2011	December 2011
June 2009	165,000	$2.13	NYMEX Heating Oil Index	January 2011	May 2011
June 2009	170,000	$2.31	NYMEX Heating Oil Index	January 2012	December 2012
June 2009	165,000	$2.28	NYMEX Heating Oil Index	January 2012	May 2012
June 2009	170,000	$2.34	NYMEX Heating Oil Index	January 2013	May 2013

  Fuel hedges — Canadian segment

Date entered	Notional amount (litres per month — expressed in litres)	Diesel rate paid (expressed in C$'s)	Diesel rate received variable	Effective date	Expiration date
September 2009	475,000	$0.57	NYMEX Heating Oil Index	January 2010	December 2010
September 2009	325,000	$0.62	NYMEX Heating Oil Index	January 2011	December 2011
September 2009	162,500	$0.65	NYMEX Heating Oil Index	January 2012	June 2012
October 2009	475,000	$0.57	NYMEX Heating Oil Index	January 2010	December 2010
October 2009	325,000	$0.62	NYMEX Heating Oil Index	January 2011	December 2011
October 2009	162,500	$0.65	NYMEX Heating Oil Index	January 2012	June 2012

  The contractual maturities of the Company's derivatives are as follows:

	March 31, 2010
	Payments due
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Derivative
Interest rate swaps	$11,224	$6,911	$4,313	$—	$—
Commodity swaps	$1,587	$51	$1,454	$82	$—

  Amounts recorded to net (gain) loss on financial instruments for the period ended March 31, 2010 total ($542) (2009 — $530), in aggregate. The net (gain) loss on financial instruments is comprised of the following fair value changes: funded landfill post-closure costs $20 (2009 — $79), interest rate swaps ($830) (2009 — $451) and fuel hedges $268 (2009 — $nil).

16.   SEGMENTED REPORTING

  The Company carries on business through three separate geographic segments: Canada, U.S. south and U.S. northeast. The business segments are vertically integrated and include the collection and disposal of waste and recyclable products, transfer station operations, material recovery facilities, landfills and landfill gas to energy facilities. The geographic location limits the volume and amount of transactions between them.

  The accounting policies applied by the business segments are the same as those described in the summary of significant accounting policies in the audited consolidated financial statements for the year ended December 31, 2009 (Note 4). U.S. corporate selling, general

IESI-BFC Ltd.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the period ended March 31, 2010
(unaudited — in thousands of U.S. dollars and shares,
except per share amounts and where otherwise stated)

16.   SEGMENTED REPORTING (Continued)

  and administration expenses are allocated to the U.S. south and U.S. northeast segments based on various factors, which may include revenues less operating and selling, general and administration expenses. The Company evaluates segment performance based on revenues, less operating and selling, general and administration expenses.

	March 31
	2010	2009
Revenues
Canada	$100,095	$70,983
U.S. south	87,800	80,047
U.S. northeast	76,147	72,863

	$264,042	$223,893

Revenues less operating and selling, general and administration expenses
Canada	$32,571	$23,957
U.S. south	22,181	21,092
U.S. northeast	18,430	17,590

	$73,182	$62,639

Amortization
Canada	$14,533	$11,333
U.S. south	11,718	11,411
U.S. northeast	13,266	14,858

	$39,517	$37,602

Net gain on sale of capital and landfill assets	$(62)	$(134)

Operating income	$33,727	$25,171

	March 31, 2010
	Canada	U.S. south	U.S. northeast	Total
Goodwill	$72,304	$171,822	$402,212	$646,338
Capital assets	$183,285	$169,372	$102,939	$455,596
Landfill assets	$177,246	$139,007	$342,933	$659,186
Total Assets	$552,443	$538,522	$962,621	$2,053,586

	December 31, 2009
	Canada	U.S. south	U.S. northeast	Total
Goodwill	$59,884	$168,374	$402,212	$630,470
Capital assets	$161,513	$172,298	$105,923	$439,734
Landfill assets	$175,154	$140,027	$346,557	$661,738
Total Assets	$487,506	$540,747	$969,334	$1,997,587

17.   GUARANTEES

  In the normal course of business, the Company enters into agreements that meet the definition of a guarantee. The Company's primary guarantees are as follows:

  The Company has provided indemnities under lease agreements for the use of various operating facilities. Under the terms of these agreements the Company agrees to indemnify the counterparties for various items including, but not limited to, all liabilities, loss, suits,

IESI-BFC Ltd.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the period ended March 31, 2010
(unaudited — in thousands of U.S. dollars and shares,
except per share amounts and where otherwise stated)

17.   GUARANTEES (Continued)

  damage and existence of hazardous substances arising during, on or after the term of the agreement. Changes in environmental laws or in the interpretation thereof may require the Company to compensate the counterparties. The maximum amount of any potential future payment cannot be reasonably estimated. These indemnities are in place for various periods beyond the original term of the lease and these leases expire between 2010 and 2021.

  Indemnity has been provided to all directors and officers of the Company and its subsidiaries for various items including, but not limited to, all costs to settle suits or actions due to association with the Company and its subsidiaries, subject to certain restrictions. The Company has purchased directors' and officers' liability insurance to mitigate the cost of any potential future suits or actions. The term of the indemnification is not explicitly defined, but is limited to the period over which the indemnified party serves as a director or officer of the Company or its subsidiaries. The maximum amount of any potential future payment cannot be reasonably estimated.

  The Company has received indemnities for the receipt of hazardous, toxic or radioactive wastes or substances and the Company has issued indemnities for their disposal at third party landfills. Applicable federal, provincial, state or local laws and regulations define hazardous, toxic or radioactive wastes or substances. Changes in environmental laws or in their interpretation may require the Company to compensate or be compensated by the counterparties. The term of the indemnity is not explicitly defined and the maximum amount of any potential future reimbursement or payment cannot be reasonably estimated.

  As part of a Host Community Agreement ("HCA") between the Company and the Town of Seneca Falls, New York, the Company has agreed to guarantee the market value of certain homeowners' properties within a certain distance of the Seneca Meadows landfill based on a Property Value Protection Program ("PVPP") incorporated into the HCA. Under the PVPP, the Company would be responsible for the difference between the sale value and the hypothetical market value of the homeowners' properties assuming a previously approved expansion of the landfill had not been approved, if any. The Company does not believe it is possible to determine the contingent obligation associated with the PVPP guarantees, but does not believe it would have a material effect on the Company's financial position or results of operations. As of March 31, 2010, the Company has not been required to compensate any homeowner under the PVPP.

  In the normal course of business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, outsourcing agreements, leasing contracts, underwriting and agency agreements, information technology agreements and service agreements. These indemnification agreements may require the Company to compensate counterparties for losses incurred by the counterparties as a result of breaches in representation and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnities are not explicitly defined and the maximum amount of any potential reimbursement cannot be reasonably estimated.

  The nature of these indemnification agreements prevents the Company from making a reasonable estimate of the maximum exposure due to the difficulties in assessing the amount of liability which stems from the unpredictability of future events and the unlimited coverage offered to counterparties. Historically, the Company and its predecessor have not made any significant payments under such or similar indemnification agreements and therefore no amount has been accrued in the consolidated balance sheet with respect to these agreements.

  The Company has been indemnified for various environmental and real property and other matters, including taxes and various other items that existed on or prior to June 30, 2000. The term and potential reimbursement varies with the matter indemnified.

18.   SEASONALITY

  Revenues are generally higher in spring, summer and autumn months due to higher collected and received waste volumes. Operating expenses to service and dispose of higher waste volumes also increases commensurate with the rise or fall in revenues.

19.   SUBSEQUENT EVENTS

  In April 2010, the Company entered into a commitment agreement with the Canadian Imperial Bank of Commerce ("CIBC") and Toronto Dominion Securities ("TD") toarrange for a C$525,000 senior secured revolving credit facility on behalf of BFI Canada Inc. ("BFI"), a wholly owned subsidiary of the Company. The terms of the agreement permit BFI to increase the total facility by an amount not to exceed C$125,000, subject to certain conditions. The facility will mature four years from the date of closing. Covenants include a total funded debt to last twelve months EBITDA (as defined therein) maximum of three times and a minimum last twelve months EBITDA (as defined therein) to interest expense ratio of four times.

IESI-BFC Ltd.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the period ended March 31, 2010
(unaudited — in thousands of U.S. dollars and shares,
except per share amounts and where otherwise stated)

19.   SUBSEQUENT EVENTS (Continued)

  In April 2010, the Company entered into a commitment agreement with Bank of America Securities LLC and Bank of America, N.A. to arrange for a $950,000 senior secured credit facility on behalf of IESI, a wholly owned subsidiary of the Company. The senior secured credit facility is comprised of a term loan, in an amount not to exceed $400,000, and a revolving facility for the remaining amount of the commitment up to an aggregate of $950,000. The terms of the agreement permit IESI to increase the total senior secured facility by an amount not to exceed $200,000, subject to certain conditions. The revolving portion of the facility will mature four years from the date of closing and six years from the date of closing for the term loan portion of the facility. Covenants include a total funded debt to rolling four quarter EBITDA (as defined therein) maximum of four times, a minimum rolling four quarter EBITDA (as defined therein) to interest expense minimum, excluding certain items, of two and one half times, and a capital expenditure restriction not to exceed one point one times actual capital and landfill amortization in any fiscal year.

 APPENDIX A

 AGREEMENT AND PLAN OF MERGER
Dated as of November 11, 2009
Among
IESI-BFC LTD.
– and –
 IESI-BFC MERGER SUB, INC.
– and –
 WASTE SERVICES, INC.

 AGREEMENT AND PLAN OF MERGER

        THIS AGREEMENT AND PLAN OF MERGER dated as of November 11, 2009,

BY AND AMONG:

        IESI-BFC LTD., a corporation amalgamated under the laws of the Province of Ontario ("IESI-BFC"),

        – and –

        IESI-BFC MERGER SUB, INC., a corporation existing under the laws of the State of Delaware ("Merger Sub")

        – and –

        WASTE SERVICES, INC., a corporation existing under the laws of the State of Delaware ("WSI").

RECITALS:

        WHEREAS, Merger Sub is a direct, wholly-owned Subsidiary of IESI-BFC;

        WHEREAS, IESI-BFC through its Subsidiaries is engaged in the business of providing collection, transfer, disposal and recycling services in Canada and the United States for solid waste (such activities and all incidental or related businesses of such Persons, the "IESI-BFC Business");

        WHEREAS, WSI and its Subsidiaries are engaged in the business of providing collection, transfer, disposal and recycling services in Canada and the United States for solid waste (such activities and all incidental or related businesses of such Persons, the "WSI Business");

        WHEREAS, the Parties desire to enter into certain transactions described in this Agreement, including the merger of Merger Sub with and into WSI (the "Merger"), in each case in accordance with the applicable provisions of the DGCL and upon the terms and subject to the conditions set forth in this Agreement;

        WHEREAS, the boards of directors of each of IESI-BFC, WSI and Merger Sub have approved, upon the terms and subject to the conditions set forth herein, the Transactions;

        WHEREAS, a meeting will be held of stockholders of WSI at which meeting such stockholders will be asked to approve the WSI Stockholder Approval Matters;

        WHEREAS, holders of an aggregate of approximately 33.5% of WSI's outstanding common shares have entered into agreements with IESI-BFC to vote in favor of the WSI Stockholder Approval Matters; and

        WHEREAS, for United States federal income tax purposes, it is intended that the Merger qualify (i) as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the rules and regulations promulgated thereunder and (ii) for an exception to the general rule of Section 367(a)(1) of the Code, and that this Agreement be, and is hereby adopted as, a plan of reorganization for purposes of Section 368 of the Code.

        NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Article I

INTERPRETATION

1.1   Definitions

        Capitalized terms used in this Agreement shall have the meanings indicated in Schedule 1.1.

1.2   Construction

          1.2.1. Unless the context otherwise requires: (i) "or" is not exclusive; (ii) an accounting term not otherwise defined has the meaning assigned to it in accordance with U.S. GAAP in the case of the WSI Entities and the IESI-BFC Entities for periods starting with its second fiscal quarter of 2009 and Canadian GAAP for the IESI-BFC Entities for periods prior to its second fiscal quarter of 2009; (iii) terms defined in this Agreement in their singular or plural forms have correlative meanings when used herein in their plural or singular forms, respectively; (iv) pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require; (v) any date specified for any action that is not a Business Day shall be deemed to mean the first Business Day after such date; (vi) a reference to a Person includes its successors and permitted assigns; (vii) the terms "hereof", "herein", "hereunder", "hereto" and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement; (viii) the word "including" shall mean "including without limitation"; (ix) except where otherwise expressly provided, all references herein to dollar amounts shall mean United States dollars; (x) any reference to any federal, state, provincial, local or foreign statute or law shall be to such statute or law as amended at the applicable time, and shall be deemed also to refer to all rules and regulations promulgated thereunder at the applicable time; and (xi) the inclusion of headings and a table of contents in this Agreement is for convenience of reference only and shall not affect the construction or interpretation hereof.

          1.2.2. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall rise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement.

Article II

THE MERGER AND RELATED TRANSACTIONS

2.1   The Merger

          2.1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub shall be merged with and into WSI at the Effective Time. Following the Merger, the separate corporate existence of Merger Sub shall cease and WSI shall continue as the surviving corporation (the "Surviving Corporation").

          2.1.2. Closing. Upon the terms and subject to the conditions set forth in this Agreement, the Closing shall take place on the third (3 rd) Business Day following the satisfaction or waiver (to the extent permitted hereunder) of the conditions set forth in Article VI (other than the delivery of any certificates or opinions or the conditions set forth in Sections 6.1.2, 6.1.3 (with respect to a stop order), 6.2.1, 6.2.2, 6.2.3, 6.2.6, 6.3.1, 6.3.2, 6.3.3 and 6.3.5, all of which shall be satisfied (or waived) on the Closing Date) (the "Closing Date") at 9:00 a.m., local time, at the offices of Torys LLP, 237 Park Avenue, New York, New York 10017.

          2.1.3. Effective Time. At the Closing, WSI shall (i) file a certificate of merger (the "Certificate of Merger") in such form as is required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL and (ii) make all other filings or recordings required under the DGCL in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary of State or at such subsequent time as IESI-BFC and WSI shall agree and as shall be specified in the Certificate of Merger (the date and time the Merger becomes effective being the "Effective Time").

2.2   Effect of the Merger.

          2.2.1. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time (i) the Surviving Corporation shall possess all rights, privileges, powers and franchises, both public and private, and all of the property, real, personal, and mixed of each of Merger Sub and WSI and all obligations belonging to or due to Merger Sub or WSI, all of which shall be vested in the Surviving Corporation without any further act or deed, and (ii) the Surviving Corporation shall be liable for all the debts, liabilities, duties and obligations of Merger Sub and WSI.

          2.2.2. Certificate of Incorporation. At the Effective Time, the certificate of incorporation of WSI shall be amended and restated in its entirety in a form to be reasonably agreed between the Parties and shall be the certificate of incorporation of the Surviving Corporation (the "Certificate of Incorporation") until thereafter amended as provided by applicable law, such Certificate of Incorporation and the Surviving Corporation's by-laws.

          2.2.3. By-laws. The by-laws of Merger Sub, as in effect immediately prior to the Effective Time (the "By-laws"), shall be the by-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

2.3   Effect of Merger on Securities.

          2.3.1. Capital Stock of Constituent Companies. At the Effective Time, by virtue of the Merger and without any further action on the part of Merger Sub, IESI-BFC, WSI or the holders of any of the following securities, and in consideration of the other agreements set forth or referred to herein:

            2.3.1.1. Capital Stock of Merger Sub. The issued and outstanding Merger Sub common shares held by IESI-BFC immediately prior to the Effective Time will be converted into and will become one newly issued, fully paid and nonassessable preferred share of the Surviving Corporation with a redemption amount and fair market value equal to $10 in the aggregate.

            2.3.1.2. WSI Common Stock. Each share of WSI Common Stock that is outstanding immediately prior to the Effective Time (other than shares of WSI Common Stock owned by IESI-BFC, Merger Sub or WSI, or by any direct or indirect wholly-owned Subsidiary of IESI-BFC, Merger Sub or WSI, in each case immediately prior to the Effective Time) shall be canceled and extinguished and automatically converted into the right to receive from IESI-BFC 0.5833 shares of IESI-BFC common stock (the "Conversion Number") and the cash payable in lieu of fractional shares pursuant to Section 2.3.3 upon the surrender of the Certificate, if any, representing such share of WSI Common Stock in the manner provided in Section 2.5 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 2.5.11).

            2.3.1.3. Certain Owned WSI Common Stock. Each share of WSI Common Stock that is owned by IESI-BFC, Merger Sub or WSI, or by any direct or indirect wholly-owned Subsidiary of IESI-BFC, Merger Sub or WSI, in each case immediately prior to the Effective Time, will automatically be cancelled and will cease to exist, and no consideration will be delivered in exchange therefor.

            2.3.1.4. The Surviving Corporation will issue common shares (the "Surviving Corporation Common Shares") to IESI-BFC in consideration for IESI-BFC issuing its common shares to the stockholders of WSI pursuant to Section 2.3.1.2 and Section 2.5. The number of Surviving Corporation Common Shares issued to IESI-BFC will be equal to the number of shares of WSI Common Stock outstanding immediately before the Effective Time (other than the shares of WSI Common Stock that is owned by IESI-BFC, Merger Sub or WSI, or by any direct or indirect wholly-owned Subsidiary of IESI-BFC, Merger Sub or WSI, in each case immediately prior to the Effective Time).

          2.3.2. Adjustment to Conversion Number. The Conversion Number shall be appropriately adjusted to reflect fully the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into IESI-BFC common shares or WSI Common Stock), reorganization, recapitalization, reclassification or other like change with respect to IESI-BFC common shares or WSI Common Stock having a record date on or after the date hereof and prior to the Effective Time.

          2.3.3. Fractional Shares. No fraction of a share of IESI-BFC common stock will be issued by virtue of the Merger, but in lieu thereof each holder of record of shares of WSI Common Stock who would otherwise be entitled to a fraction of a share of IESI-BFC common stock pursuant to this Section 2.3 (after aggregating all fractional shares of IESI-BFC common stock that otherwise would be received by such holder of record) shall, upon the surrender of the Certificate, if any, representing such share of WSI Common Stock in the manner provided in Section 2.5.3 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 2.5.11), receive from IESI-BFC an amount of cash (rounded to the nearest whole cent), without interest, equal to the product obtained by multiplying such fraction by the Closing Share Value.

          2.3.4. WSI Stock Awards.

            2.3.4.1. At the Effective Time, each WSI Stock Award that is a stock option to purchase shares of WSI Common Stock (each, a "WSI Stock Option") that is outstanding immediately prior to the Effective Time, whether or not then vested or exercisable (each, an "Assumed Option"), shall be assumed by IESI-BFC. Each Assumed Option shall be converted into an option to acquire that number of shares of IESI-BFC common stock equal to the product obtained by multiplying (i) the number of shares of WSI Common Stock subject to such WSI Stock Option and (ii) the Conversion Number, rounded up to the nearest whole share of IESI-BFC common stock. Each Assumed Option shall have an exercise price per share equal to the quotient obtained by dividing (i) the per share exercise price of WSI Common Stock subject to such Assumed Option by (ii) the Conversion Number (which price per share shall be rounded up to the nearest one-hundredth of one cent). The foregoing adjustments shall (A) in the case of any WSI Stock Option that is intended to be an "incentive stock option" under Section 422 of the Code, be determined in a manner consistent, to the maximum extent possible, with the requirements of Section 424(a) of the Code, (B) in the case of any WSI Stock Option that is not intended to be an "incentive stock option," be determined in a manner consistent, to the maximum extent possible, with the requirements of Section 409A of the Code and (C) in the case of any WSI Stock Option that is granted to a participant that is not subject to U.S. taxation and which is intended to satisfy any condition of non-U.S. law, to be determined in a manner consistent with such law. Each Assumed Option shall otherwise be subject to the same terms and conditions (including, without limitation, as to vesting (and any accelerated vesting) and exercisability) as were applicable under the respective WSI Stock Option immediately prior to the Effective Time.

            2.3.4.2. Subject to the terms and upon the conditions herein, immediately prior to the Effective Time, each WSI Stock Award that is a WSI RSU granted and then outstanding under the WSI Stock Plans shall be fully vested in each holder thereof and the underlying shares of WSI Common Stock shall be issued and will be treated at the Effective Time the same as, and shall have the same rights and be subject to the same conditions as, other shares of WSI Common Stock; provided that upon vesting and issuance, the holder may satisfy the applicable withholding tax obligations by returning to the Surviving Corporation or IESI-BFC a sufficient number of shares of WSI Common Stock equal in value to such obligation.

            2.3.4.3. Prior to the Effective Time, WSI shall be authorized to take all actions necessary under the WSI Stock Plans, the award agreements thereunder and otherwise to effectuate this Section 2.3.4.

          2.3.5. WSI Warrants. At the Effective Time, each outstanding and unexercised warrant to purchase shares of WSI Common Stock (each, a "WSI Warrant") will be assumed by IESI-BFC. Each such WSI Warrant so assumed by IESI-BFC under this Agreement will continue to have, and be subject to, the same terms and conditions set forth in such WSI Warrant immediately prior to the Effective Time, except that such WSI Warrants shall be exercisable for shares of IESI-BFC common stock, with the numbers of shares purchasable and exercise price adjusted as set forth in such assumed WSI Warrants (i.e., each WSI Warrant shall entitle its holder the right to acquire that number of shares of IESI-BFC common stock equal to the product obtained by multiplying (i) the number of shares of WSI Common Stock subject to such WSI Warrant and (i) the Conversion Number, rounded up to the nearest whole share of IESI-BFC common stock, and the WSI Warrants shall have an exercise price per share equal to the quotient obtained by dividing (i) the per share exercise price of WSI Common Stock subject to such WSI Warrant by (ii) the Conversion Number (which price per share shall be rounded up to the nearest one-hundredth of one cent)). From and after the Effective Time, unless the context requires otherwise, all references to WSI in the WSI Warrants shall be deemed to refer to IESI-BFC.

          2.3.6. For the avoidance of doubt, the common shares of IESI-BFC issued to the holders of the WSI Common Stock in accordance with Section 2.3.1.2 shall be considered to be held of record by the relevant holder thereof as of and from the Effective Time, and such holders shall be entitled to all benefits accruing to such common shares of IESI-BFC from such date.

          2.3.7. IESI-BFC shall, on or prior to the Effective Time, reserve for issuance the number of shares of IESI-BFC common stock that will become subject to the WSI Warrants and the Assumed Options that will be assumed pursuant to the terms of this Section 2.3.

          2.3.8. If registration of any interests in the WSI Stock Plans or any other WSI Applicable Plans, or the common shares of IESI-BFC issuable thereunder, is required under the U.S. Securities Act, IESI-BFC shall file with the SEC within five (5) Business Days after the Effective Time a registration statement on the appropriate registration forms with respect to such interests in common shares of IESI-BFC, and shall use its commercially reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or the prospectuses contained therein) for so long as the relevant WSI Stock Plans or any other WSI Applicable Plan, as applicable, remain in effect and such registration of interests in the common shares of IESI-BFC issuable thereunder continues to be required.

          2.3.9. As soon as practicable after the Effective Time, IESI-BFC shall deliver to the holders of Assumed Options appropriate notices setting forth such holders' rights pursuant to any WSI Stock Plans (with respect to Assumed Options) and agreements evidencing such awards and stating that the Assumed Options shall continue in effect on the same terms and conditions (subject to the adjustments required by this Sections 2.3.4 after giving effect to the transactions contemplated by this Agreement and the terms of the WSI Stock Plans (in the case of the Assumed Options)).

2.4   Officers and Directors

        The individuals to serve as directors or officers of the Surviving Corporation immediately following the Merger shall be determined by the Parties, acting reasonably prior to the Closing Date. IESI-BFC shall cause, within two (2) Business Days following the Effective Time, two individuals nominated by WSI to be appointed to the board of directors of IESI-BFC and shall cause such individuals to be renominated as part of the "company slate" at IESI-BFC's 2010 annual stockholders' meeting if such meeting occurs after the Closing Date; provided that WSI shall (following prior consultation with IESI-BFC) provide the names of such individuals to IESI-BFC within 30 days in advance of the Closing Date and such individuals shall be determined to be legally qualified and otherwise suitable by the board of directors of IESI-BFC, acting reasonably, to serve in such capacity.

2.5   Exchange Procedure for Stock

          2.5.1. Exchange Agent. Prior to the Closing Date, IESI-BFC shall select a bank or trust company reasonably acceptable to WSI to act as the exchange agent for the Merger (the "Exchange Agent").

          2.5.2. IESI-BFC to Provide Common Stock. As promptly as practicable (and in any event within five (5) Business Days) following the Effective Time, IESI-BFC shall make available to the Exchange Agent for exchange in accordance with this Article II, the shares of IESI-BFC common stock issuable pursuant to Section 2.3.1 in exchange for shares of WSI Common Stock. In addition, IESI-BFC shall make available from time to time after the Effective Time as necessary, cash in an amount sufficient to pay any cash payable in lieu of fractional shares pursuant to Section 2.3.3 and any dividends or distributions to which holders of shares of WSI Common Stock may be entitled pursuant to Section 2.5.4. Any IESI-BFC common stock and cash deposited with the Exchange Agent shall hereinafter be referred to as the "Exchange Fund". The Exchange Agent shall invest any cash in the Exchange Fund as directed by IESI-BFC.

          2.5.3. Exchange Procedures. As promptly as practicable following the Effective Time, IESI-BFC shall cause the Exchange Agent to mail to each holder of record (as of immediately prior to the Effective Time) of a certificate or certificates (the "Certificates") which immediately prior to the Effective Time represented outstanding shares of WSI Common Stock (or effective affidavits of loss in lieu thereof) or non-certificated shares of WSI Common Stock represented by book entry ("Book Entry Shares") (i) a letter of transmittal in customary form as WSI and IESI-BFC may reasonably agree (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or effective affidavits in lieu thereof) or Book Entry Shares to the Exchange Agent) and (ii) instructions for use in effecting the surrender of the Certificates or Book Entry Shares in exchange for certificates representing whole shares of IESI-BFC common stock pursuant to Section 2.3.1, cash payable in respect thereof in lieu of any fractional shares pursuant to Section 2.3.3 and any dividends or other distributions payable in respect thereof pursuant to Section 2.5.4. With respect to uncertificated shares of WSI Common Stock held through "direct registration," IESI-BFC shall implement procedures with the Exchange Agent for effecting the exchange of such directly registered uncertificated shares of WSI Common Stock and payment of cash in lieu of any fractional shares pursuant to Section 2.3.1, as promptly as practicable after the Effective Time. Upon surrender of Certificates (or effective affidavits in lieu thereof) or Book Entry Shares for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by IESI-BFC, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates or Book Entry Shares shall be entitled to receive in exchange therefor the number of whole shares of IESI-BFC common stock (after taking into account all Certificates or such Book Entry Shares surrendered by such holder of record) to which such holder is entitled pursuant to Section 2.3.1 (which, at the election of IESI-BFC, may be in uncertificated book entry form unless a physical certificate is requested by the holder of record or is otherwise required by applicable Laws), payment in lieu of fractional shares to which such holder is entitled pursuant to Section 2.3.3 and any dividends or distributions to which such holder is entitled pursuant to Section 2.5.4, and the Certificates so surrendered shall forthwith be canceled. The Exchange Agent shall accept such Certificates or Book Entry Shares upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book Entry Shares on the cash amounts payable upon the surrender of such Certificates or such Book Entry Shares pursuant to this Section 2.5. Until so surrendered, from and after the Effective Time outstanding Certificates or Book Entry Shares shall be deemed to evidence only the ownership of the number of full shares of IESI-BFC common stock into which such shares of WSI Common Stock shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 2.3.3 and any dividends or distributions payable pursuant to Section 2.5.4.

          2.5.4. Distributions With Respect to Unexchanged Shares. Whenever a dividend or other distribution is declared or made after the date hereof with respect to IESI-BFC common stock with a record date after the Effective Time, such declaration shall include a dividend or other distribution in respect of all shares of IESI-BFC common stock issuable pursuant to this Agreement. No dividends or other distributions declared or made after the date hereof with respect to IESI-BFC common stock with a record date after the Effective Time will be paid to the holders of any unsurrendered Certificates or Book Entry Shares with respect to the shares of IESI-BFC common stock represented thereby until the holders of record of such Certificates or such Book Entry Shares shall surrender such Certificates or such Book Entry Shares. Subject to applicable Law, following surrender of any such Certificates or such Book Entry Shares, the Exchange Agent shall deliver to the record holders thereof, without interest, promptly after such surrender, the number of whole shares of IESI-BFC common stock issued in exchange therefor along with any such dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such whole shares of IESI-BFC common stock.

          2.5.5. Transfers of Ownership. In the event that a transfer of ownership of shares of WSI Common Stock is not registered in the stock transfer books or ledger of WSI, or if shares of IESI-BFC common stock are to be issued in a name other than that in which the Certificates surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Certificates so surrendered are properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such transfer has paid to IESI-BFC (or any agent designated by IESI-BFC) any transfer or other Taxes required by reason of the issuance of shares of IESI-BFC common stock in any name other than that of the registered holder of the Certificates surrendered, or established to the satisfaction of IESI-BFC (or any agent designated by IESI-BFC) that such transfer or other Taxes have been paid or are otherwise not payable.

          2.5.6. Required Withholding. Each of the Exchange Agent, IESI-BFC and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement such amounts as may be required to be deducted or withheld therefrom under applicable Law. To the extent that such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

          2.5.7. Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Certificates or Book Entry Shares twelve (12) months after the Effective Time shall, at the request of the Surviving Corporation, be delivered to the Surviving Corporation or otherwise according to the instruction of the Surviving Corporation, and any holders of the Certificates or Book Entry Shares who have not surrendered such Certificates or Book Entry Shares in compliance with this Section 2.5 shall after such delivery to the Surviving Corporation look only to the Surviving Corporation for delivery or payment of the shares of IESI-BFC common stock issuable in respect thereof pursuant to Section 2.3.1, cash in lieu of any fractional shares payable in respect thereof pursuant to Section 2.3.3 and any dividends or other distributions payable in respect thereof pursuant to Section 2.5.4.

          2.5.8. No Further Ownership Rights. From and after the Effective Time, all shares of WSI Common Stock shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and each holder of a Certificate or Book Entry Shares theretofore representing any shares of WSI Common Stock shall cease to have any rights with respect thereto, except the right to receive the shares of IESI-BFC common stock issuable in respect thereof pursuant to Sections 2.3.1 and 2.3.4, cash in lieu of any fractional shares payable in respect thereof pursuant to Section 2.3.3 and any dividends or other distributions payable in respect thereof pursuant to Section 2.5.4.

  All shares of IESI-BFC common stock issued upon the surrender for exchange of shares of WSI Common Stock in accordance with the terms hereof (including any cash paid in respect thereof pursuant to Section 2.3.3 and any dividends or other distributions paid in respect thereof pursuant to Section 2.5.4) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of WSI Common Stock, and there shall be no further registration of transfers on the records of the Surviving Corporation of shares of WSI Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, then such Certificates shall be canceled and exchanged as provided in this Article II.

          2.5.9. Shares of IESI-BFC common stock or cash, as applicable, delivered upon the surrender of the shares of WSI Common Stock in accordance with the terms hereof shall be deemed to have been delivered in full satisfaction of all rights pertaining to such shares. There shall be no further registration or transfers on the stock transfer books of the Surviving Corporation of the shares of WSI Common Stock which were outstanding immediately prior to the Effective Time.

          2.5.10. No Liability. Notwithstanding anything to the contrary in this Section 2.5, neither IESI-BFC nor the Surviving Corporation shall be liable to any holder of shares of WSI Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law, rule, regulation, statute, order, judgment or decree.

          2.5.11. Lost, Stolen or Destroyed Certificates. In the event any Certificate representing shares of WSI Common Stock shall have been lost, stolen or destroyed, the Exchange Agent shall deliver shares of IESI-BFC common stock or cash, as applicable, in exchange for such lost, stolen or destroyed Certificate upon the making of an affidavit of that fact by the holder thereof; provided, however, that IESI-BFC may, in its discretion and as a condition precedent to the issuance or payment thereof, require the owner of such lost, stolen or destroyed Certificate to deliver an indemnity (with or without a bond in support thereof and in such sum as it may reasonably direct) against any claim that may be made against IESI-BFC with respect to the Certificates alleged to have been lost, stolen or destroyed.

          2.5.12. Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes or intent of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of WSI and

  Merger Sub, the directors and officers of WSI, Merger Sub and the Surviving Corporation shall have the authority to take all such lawful and necessary action.

Article III

REPRESENTATIONS AND WARRANTIES OF WSI

        WSI represents and warrants to IESI-BFC that, except as disclosed in the WSI SEC Documents filed prior to the date hereof or as set forth in the WSI Disclosure Letter (which exceptions shall not apply in the case of Sections 3.1 to 3.5 inclusive, 3.13, 3.17, 3.17(A), 3.23, 3.24 and 3.25, except in the case of the WSI Disclosure Letter where such letter is specifically referred to in such Sections):

3.1   Authorization

        WSI has the requisite corporate power and authority to execute and deliver this Agreement and, subject to obtaining stockholder approval, to perform its obligations hereunder, including the completion of the Transactions. The board of directors of WSI has approved and declared advisable this Agreement and the transactions contemplated by this Agreement, and has resolved to recommend to WSI's stockholders that they approve this Agreement and the Transactions. The execution, delivery and performance by WSI of this Agreement including the completion of the Transactions, have been duly authorized by all necessary corporate action on the part of WSI and, subject to obtaining stockholder approval, no other action on the part of WSI or its directors or stockholders is necessary to authorize such execution, delivery or performance.

3.2   Existence and Good Standing; Authority; Binding Obligation

          3.2.1. Each WSI Entity is an organization duly organized, validly existing and in good standing (where such concept is recognized) under the laws of its jurisdiction of incorporation or organization. Assuming in each case valid execution and delivery by the parties thereto (other than WSI), this Agreement constitutes legal, valid and binding obligations of WSI enforceable against WSI in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws in effect from time to time relating to or affecting the enforcement of creditors' rights and remedies generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding in equity or at law) (the "Enforcement Qualifications").

          3.2.2. Each WSI Entity has the full corporate or other entity power and authority to own, lease and operate its assets and to carry on its business as now being conducted. Each WSI Entity is qualified to do business in every jurisdiction where the character or location of the properties owned or leased by it, or the nature of the business conducted by it, requires such qualification, except where the failure to be so qualified would not have a Material Adverse Effect on the WSI Entities or the WSI Business. Each WSI Entity shall have provided or made available within seven (7) Business Days after the date hereof to IESI-BFC correct and complete copies of all its organizational and governing documents, including all amendments thereto and restatements thereof. None of the WSI Entities is in default of any of the terms or conditions of any of its organizational and governing documents. Neither the execution and delivery of this Agreement by WSI nor the performance of its obligations thereunder, including the completion of the Transactions, conflicts with or will conflict with or violate or will violate any provision of its organizational or governing documents.

3.3   Existing Structure; Subsidiaries and Investments

          3.3.1. Section 3.3.1 of the WSI Disclosure Letter sets forth a correct and complete chart showing the names, jurisdictions of organization and the ownership of each WSI Entity (including the authorized, issued and outstanding capital stock, partnership or membership interests or other ownership interests of each WSI Entity) as of the date of the WSI Disclosure Letter. Other than as set forth in Section 3.3.1 of the WSI Disclosure Letter, no Person has any record or beneficial ownership interest in any WSI Entity (excluding any ownership interest in WSI). All shares of capital stock, partnership or membership interests or other ownership interests so indicated in Section 3.3.1 of the WSI Disclosure Letter as being issued and outstanding have been validly issued and are fully paid and non-assessable securities and all shares of capital stock, partnership or membership interests or other ownership interests (excluding shares of capital stock of WSI) are owned as indicated in Section 3.3.1 of the WSI Disclosure Letter, free and clear of any Lien other than as set forth in Section 3.3.1 of the WSI Disclosure Letter. Other than as set forth in Section 3.3.1 of the WSI Disclosure Letter, there are no restrictions on the voting rights (including voting trusts or proxies), or sale or transfer (including agreements relating to pre-emptive rights, rights of first refusal, co-sale rights or "drag-along" rights) of any securities of any WSI Entity or any registration rights with respect to any securities of any WSI Entity, other than pursuant to this Agreement.

          3.3.2. Except as set forth in Section 3.3.2 of the WSI Disclosure Letter, or as contemplated by this Agreement, none of the WSI Entities directly or indirectly owns or has any commitment to purchase any capital stock, partnership, membership or other equity, ownership or proprietary interest in any Person, nor does any WSI Entity have any direct or indirect Subsidiary.

3.4   Capital Structure

          3.4.1. The authorized capital stock of WSI as of the date of this Agreement consists of (i) 166,666,666 shares of WSI Common Stock, par value $0.01 per share and (ii) 5,000,000 shares of preferred stock, par value $0.01 per share ("WSI Preferred Stock").

          3.4.2. As of the close of business on the day prior to the date hereof: (i) 46,253,107 shares of WSI Common Stock were issued and outstanding; (ii) no shares of WSI Preferred Stock were issued or outstanding; (iii) no shares of WSI Common Stock were held in the treasury of WSI; (iv) 2,262,191 shares of WSI Common Stock were duly reserved for future issuance pursuant to WSI Stock Awards; and (v) 2,804,694 shares of WSI Common Stock were duly reserved for future issuance pursuant to the exercise of WSI Warrants. Except as described above, as of the close of business on the day prior to the date hereof, there were no shares of voting or non-voting capital stock, equity interests or other equity securities of WSI authorized, issued, reserved for issuance or otherwise outstanding.

          3.4.3. All outstanding shares of WSI Common Stock are, and all shares which may be issued pursuant to the WSI Stock Options, restricted stock units granted pursuant to the WSI Stock Plans ("WSI RSUs") and the WSI Warrants will be, when issued against payment therefor in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable, and not subject to, or issued in violation of, any preemptive, subscription or any kind of similar rights. WSI has no outstanding shares of WSI Common Stock that are subject to a right of repurchase.

          3.4.4. There are no bonds, debentures, notes or other indebtedness of WSI having the right to vote (or convertible into securities having the right to vote) on any matters on which stockholders of WSI may vote. Except as described in Schedule 3.4 hereto, there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind (contingent or otherwise) to which WSI is a party or bound obligating WSI to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting or equity securities of WSI or obligating WSI to issue, grant, extend or enter into any agreement to issue, grant or extend any security, option, warrant, call, right, commitment, agreement, arrangement or undertaking relating to the issuance of any such shares of capital stock or other voting or equity securities of WSI.

          3.4.5. Schedule 3.4 hereto contains a complete and correct list of all WSI Stock Options, WSI RSUs and WSI Warrants outstanding as of the date hereof, including the number of underlying securities and applicable strike prices (in each case in the aggregate amounts shown). The WSI Disclosure Letter will contain a complete and correct list of the holders of all WSI Stock Options, WSI RSUs and WSI Warrants outstanding as of the date specified therein, including: (i) the date of grant or issuance; (ii) the exercise price; (iii) the vesting schedule and expiration date; and (iv) all other material terms, including any terms regarding the acceleration of vesting.

          3.4.6. All of the issued and outstanding shares of WSI Common Stock and all of the issued and outstanding WSI Warrants, WSI Stock Options and WSI RSUs were issued in material compliance with all applicable securities Laws.

          3.4.7. Except as disclosed in Section 3.4.7 of the WSI Disclosure Letter, there are no outstanding contractual obligations of WSI to repurchase, redeem or otherwise acquire any shares of capital stock (or options or warrants to acquire any such shares) or other security or equity interests of WSI. There are no stock-appreciation rights, security-based performance units, phantom stock or other security rights or other agreements, arrangements or commitments of any character (contingent or otherwise) pursuant to which any Person is or may be entitled to receive any payment or other value based on the revenues, earnings or financial performance, stock price performance or other attribute of WSI or any of its Subsidiaries or assets or calculated in accordance therewith of WSI or to cause WSI or any of its Subsidiaries to file a registration statement under securities Laws, or which otherwise relate to the registration of any securities of WSI or any of its Subsidiaries.

          3.4.8. Other than the voting agreements referred to in the Recitals, there are no voting trusts, proxies or other agreements, commitments or understandings to which WSI or any of its Subsidiaries or, to WSI's Knowledge, any of the stockholders of WSI, is a party or by which any of them is bound with respect to the issuance, holding, acquisition, voting or disposition of any shares of capital stock or other security or equity interest of WSI or any of its Subsidiaries.

3.5   No Conflicts; Consents

          3.5.1. Except as set forth in Section 3.5.1 of the WSI Disclosure Letter (together with the matters set forth in Section 3.5.2 of the WSI Disclosure Letter, the "WSI Consents"), the execution, delivery and performance by WSI of this Agreement does not and the consummation of the Merger and the other Transactions and compliance with the terms hereof will not, conflict with or result in any violation or breach of or default under (with or without notice or lapse of time, or both) or require the consent of any Person under, or give rise to a right of payment or reimbursement, or termination, cancellation, modification or acceleration of any obligation or loss of any material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of a Lien upon any property or assets of any of the WSI Entities under any of the terms, conditions or provisions of (i) the charter, by-laws or other organizational documents of any of the WSI Entities, (ii) any Contract, lease, license, indenture, note, bond, agreement, permit, concession, franchise or other instrument, whether written or oral, to which any of the WSI Entities or any of their respective property or assets is bound, or (iii) other than the matters referred to in Section 3.5.2, any Law or Order applicable to any of the WSI Entities or any of their respective property or assets, other than in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect and that would not reasonably be expected to prevent or adversely affect in any material respect the completion of the Transactions or compliance by any of the WSI Entities with the terms of this Agreement.

          3.5.2. Except as set forth in Section 3.5.2 of the WSI Disclosure Letter, no consent, approval, license, permit, Order or authorization of, or registration, declaration or filing with, any Governmental Authority is required to be obtained or made by the WSI Entities in connection with the execution, delivery and performance of this Agreement by the WSI Entities or the consummation of the Merger and the other Transactions in compliance with the terms hereof by the WSI Entities, other than (i) compliance with and filings under the HSR Act and the Competition Act, and (ii) the filing of the Certificate of Merger, except where the failure to obtain or make such, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect and would not reasonably be expected to prevent or adversely affect in any material respect the completion of the Transactions or compliance by any of the WSI Entities with the terms of this Agreement.

3.6   Securities Filings; Compliance

          3.6.1. WSI will have made available within seven (7) Business Days after the date hereof to IESI-BFC (by public filing with the SEC or otherwise) a true and complete copy of each report, schedule, registration statement, other statement (including proxy materials) and information filed by WSI with the SEC since January 1, 2006 (together with all documents filed by WSI with the SEC after the date hereof, the "WSI SEC Documents"), which include all the documents (other than preliminary material) that WSI was required to file with the SEC since January 1, 2006 pursuant to the U.S. federal securities Laws. WSI shall deliver (including by public filing with the SEC if IESI-BFC and its counsel are notified in writing contemporaneously with such filing) to IESI-BFC a true and complete copy of each document filed or furnished to the SEC after the date hereof. As of their respective filing dates and giving effect to any amendments or supplements that have been filed and made publicly available prior to the making of this representation and warranty, the WSI SEC Documents complied (and will comply in the case of documents filed after the date hereof) in all material respects with the requirements of the U.S. Securities Act, the Sarbanes-Oxley Act and the U.S. Exchange Act applicable to such WSI SEC Documents and none of the WSI SEC Documents contained (or will contain in the case of documents filed after the date hereof) any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

          3.6.2. As of the date hereof, WSI is in compliance in all material respects with all applicable requirements of the U.S. Securities Act, the U.S. Exchange Act, The Sarbanes-Oxley Act and the NASDAQ Stock Market.

          3.6.3. WSI's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the U.S. Exchange Act), as required by Rules 13a-15(a) and 15d-15(a) of the U.S. Exchange Act, are designed to ensure that all information required to be disclosed by WSI in the reports it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms. WSI's Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of WSI's disclosure controls and procedures and, to the extent required by applicable Law, have presented in any applicable WSI SEC Document that is a report on Form 10-K or Form 10-Q, or any amendment thereto, their conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation. Based on its most recently completed evaluation of its system of internal control over financial reporting prior to the date of this Agreement, to WSI's Knowledge, (i) WSI had no significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting and (ii) there has been no fraud, whether or not material, that involves management or other employees who have a significant role in WSI's internal control over financial reporting.

          3.6.4. Since January 1, 2007, (i) neither WSI nor any of its Subsidiaries, nor to WSI's Knowledge, any director, officer, employee, auditor, accountant or representative of WSI or any Subsidiary of WSI has received or otherwise obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of WSI or any Subsidiary of WSI or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that WSI or any Subsidiary of WSI has engaged in questionable accounting or auditing practices, and (ii) to WSI's Knowledge no attorney representing WSI or any Subsidiary of WSI, whether or not employed by WSI or any Subsidiary of WSI, has reported evidence of a material violation of U.S. federal securities Laws, breach of fiduciary duty or similar violation by WSI or any Subsidiary of WSI or any of their directors, officers, employees or agents to the board of directors of WSI or any committee thereof or to any director or executive officer of WSI.

3.7   Financial Statements

  (i)
  The audited consolidated financial statements included in WSI's annual report on Form 10-K for its fiscal year ended December 31, 2008 (such financial statements collectively, the "WSI Audited Financial Statements"), and (ii) the unaudited consolidated financial statements included in WSI's quarterly report on Form 10-Q for the nine months ended September 30, 2009 (such financial statements, the "WSI Interim Financial Statements" and, together with the WSI Audited Financial Statements, the "WSI Financial Statements" and such date, the "WSI Balance Sheet Date"), have been prepared from the Books and Records of the WSI Entities and in accordance with U.S. GAAP (subject to usual year-end adjustments in the case of the WSI Interim Financial Statements, none of which, individually or in the aggregate, would have a Material Adverse Effect) consistently applied throughout the periods indicated, except as may otherwise be noted therein. The WSI Financial

    Statements present fairly, in all material respects, the consolidated financial position of WSI and its consolidated Subsidiaries as of their respective dates, and their results of operations and cash flows for the year and period, respectively, then ended.

3.8   Liabilities

        None of the WSI Entities has any Liabilities, whether accrued, absolute, contingent or otherwise, other than (i) as and to the extent set forth in or reserved for in the balance sheet contained in the WSI Interim Financial Statements or in the notes thereto (together with immaterial Liabilities not included therein), (ii) current liabilities in respect of trade or business obligations incurred after the WSI Balance Sheet Date in the Ordinary Course (and not materially different in type or amount), none of which, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the WSI Entities or the WSI Business, (iii) other Liabilities that would not be required to be included in a balance sheet prepared in accordance with U.S. GAAP, none of which, individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect on the WSI Entities of the WSI Business, (iv) as set forth in Section 3.8 of the WSI Disclosure Letter, and (v) any Liabilities arising as a result of the Transactions. The only material Liabilities of the WSI Entities are, and immediately after the Closing will be, Liabilities with respect to the WSI Business or arising from the Transactions.

3.9   Properties; Encumbrances; Condition; Leases; Licenses

          3.9.1. Real Property.

            3.9.1.1. The WSI Entities, as applicable, have good, valid and marketable title, in fee simple, to all their material owned real property (in this Article III the "Owned Real Property"), and, as of the Closing Date, such Owned Real Property shall be free and clear of all Liens, except Permitted Liens. A list of the Owned Real Property and the municipal address of each such property is listed in Section 3.9.1.1 of the WSI Disclosure Letter.

            3.9.1.2. The WSI Entities, as applicable, have good and valid leasehold title to all their material leased real property (in this Article III, the "Leased Real Property", and collectively with the Owned Real Property, the "Real Property"), and, as of the Closing Date, such leasehold title shall be free and clear of all Liens, except Permitted Liens and restrictions contained in the relevant lease and any restrictions imposed by operating permits relating to such Leased Real Property. A list of the Leased Real Property and the municipal address of each such property is listed in Section 3.9.1.2 of the WSI Disclosure Letter. A correct and complete copy of each lease relating to a Leased Real Property, and all amendments, modifications, assignment or other changes thereto will have been delivered or made available to IESI-BFC within seven (7) Business Days after the date hereof. The WSI Entities, as applicable, have the right to use such Leased Real Property in accordance with the terms of the applicable lease for the conduct of its business as presently conducted in all material respects. All leases relating to the Leased Real Property are in writing, valid, binding and in full force and effect. There has been no material breach of or default under any lease relating to the Leased Real Property by any of the WSI Entities or, to WSI's Knowledge, any other Person, which breach or default has not been cured or waived and no event has occurred which, with notice or lapse of time or both, may constitute a material breach or default.

            3.9.1.3. To WSI's Knowledge, the Real Property and its current uses conform in all material respects with all applicable Laws, including those relating to zoning, environmental and health and safety standards.

            3.9.1.4. To WSI's Knowledge, no part of the Real Property is subject to any building or use restriction that would restrict or prevent the use and operation of the Real Property for the WSI Business in the same manner as prior to the Closing.

            3.9.1.5. Any material buildings, plants and other structures or improvements constituting part of the Real Property are being maintained by the WSI Entities in good working condition and repair in all material respects (ordinary wear and tear excepted) and have no material structural or other defects.

            3.9.1.6. To WSI's Knowledge, there is no material proposed or pending assessment or any condemnation, expropriation, taking by eminent domain or similar proceedings with respect to all or any portion of the Real Property, and none of the WSI Entities has received any written or oral notice thereof.

            3.9.1.7. There are no outstanding agreements, options, contracts or commitments to sell, transfer, terminate, surrender, disclaim or otherwise dispose of all or part of the Real Property. The WSI Entities have all rights to possess, use and occupy the Real Property as necessary for the conduct of the WSI Business.

3.10 Patents; Trademarks; Other Intellectual Property

        The WSI Entities are the exclusive owners of or have a valid license to use all Intellectual Property used in or necessary to conduct the WSI Business as presently conducted (the "WSI Intellectual Property") and, as of the Closing Date, such WSI Intellectual Property shall be free and clear of all Liens, except Permitted Liens and restrictions imposed by the terms of any relevant license in the case of any licensed WSI Intellectual Property. Neither the execution and delivery of this Agreement by the Parties thereto, nor the completion of the Transactions will in any way affect the continuation, validity or effectiveness of the WSI Intellectual Property or require the consent, waiver, approval, authorization of, notice to, or designation, registration, declaration or filing with, any party or third party in respect of the WSI Intellectual Property, except as would not be reasonably expected to result in a Material Adverse Effect. No WSI Entity is in material breach of any license to use the WSI Intellectual Property. To WSI's Knowledge: (i) the conduct of the WSI Business does not infringe, misappropriate or otherwise violate the intellectual property rights of any third Person and no claims or proceedings have been instituted or threatened alleging such infringement, misappropriation or violation; and (ii) no other Person has infringed, misappropriated or otherwise violated any of the rights in the WSI Intellectual Property owned by a WSI Entity, and no claims or proceedings have been instituted or threatened, alleging any such infringement, misappropriation or violation.

3.11 Contracts

        Correct and complete copies of all of the material Contracts to which any of the WSI Entities is bound (including all amendments thereto and restatements thereof) (in this Article III, collectively, the "Material Contracts") will have been delivered or made available to IESI-BFC within seven (7) Business Days after the date hereof. Each of the Material Contracts is in full force and effect and is valid, binding and enforceable in accordance with its terms, except where the failure to be so valid, binding and enforceable and in full force and effect have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. None of the WSI Entities is in default under any of the Material Contracts, and no event has occurred or, as a result of the Transactions will occur, which with the giving of notice, the lapse of time, or both, would constitute a default thereunder or result in any violation or breach thereof, except for such breaches that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

3.12 No Litigation

        There is no material claim, dispute or Action pending or, to WSI's Knowledge, threatened with respect to the WSI Business, any WSI Entity, any of their respective partners, directors, managers or officers that, individually or in the aggregate, has had or would be reasonably expected to have a Material Adverse Effect. No WSI Entity is subject to any Order entered in any lawsuit, arbitration or similar proceeding that individually or in the aggregate has or would be reasonably expected to have a Material Adverse Effect.

3.13 Taxes

        Except as set forth in Section 3.13 of the WSI Disclosure Letter:

          3.13.1. The WSI Entities have timely filed all material Tax Returns required to be filed by the WSI Entities in accordance with all applicable Laws with the appropriate Governmental Authority in all jurisdictions in which such Tax Returns are required to be filed. All such material Tax Returns are correct and complete in all material respects. All Taxes owed and due by each of the WSI Entities (whether or not shown on any Tax Return) have been fully and timely paid by the WSI Entity responsible therefor or have been adequately provided for in the form of a reserve in the appropriate WSI Books and Records. The WSI Entities have maintained adequate provision on their Books and Records for all material Taxes that have accrued but are not yet due. None of the WSI Entities has received written notice of any claim made by any Governmental Authority in any jurisdiction where a WSI Entity did not file Tax Returns that any of the WSI Entities was or may be subject to taxation therein.

          3.13.2. No waivers or extensions of any applicable statute of limitations for the filing of any material Tax Returns, payment of any material Taxes or the assessment, reassessment or collection of any material Taxes by the WSI Entities are outstanding. All deficiencies proposed as a result of any audits or any other action or proceeding by a Governmental Authority for assessment, reassessment or collection of material Taxes relating to the WSI Entities have been paid or settled. None of the WSI Entities is negotiating any material draft assessment or reassessment with any Taxing Authority. Based on WSI's Knowledge, there is no material dispute or claim concerning any Tax liability of any of the WSI Entities. None of the WSI Entities has received written notice of any pending federal, state, provincial, local or foreign material Tax audit or assessment of any of the WSI Entities and, to WSI's Knowledge, no such Tax audit or assessment is threatened against any of the WSI Entities.

          3.13.3. Each of the WSI Entities has in all material respects withheld, collected, deposited and paid when due all Taxes required to have been withheld, collected, deposited and paid under all applicable Laws to the relevant Governmental Authority or other relevant Taxing Authority. No Liens for Taxes exist with respect to any assets or properties of the WSI Entities, except for Permitted Liens.

          3.13.4. None of the WSI Entities is a party to, is bound by or has any obligation under, any Tax sharing, indemnification or similar agreement.

          3.13.5. The WSI Entities do not have any actual or potential liability under Treasury Regulations Section 1.1502-6 (or any comparable or similar provision of any federal, state, provincial, local or foreign Law), as a transferee or successor, pursuant to any contractual obligation, or otherwise for any Taxes of any Person other than the WSI Entities.

          3.13.6. There are no material adjustments under Section 481 of the Code (or any similar adjustments under any provision of the Code or any comparable or similar foreign, state, provincial or local Tax Laws) that are required to be taken into account by the WSI Entities in any period ending after the Closing Date by reason of a change in method of accounting in any taxable period ending on or before the Closing Date.

3.14 Insurance

        Each of the WSI Entities maintains (or there is maintained on its behalf) insurance coverage with reputable insurers in such amounts and covering such risks and with such deductibles as is generally maintained by comparable businesses. The coverage under such policies is in full force and effect, all premiums on such policies have been paid in full in a timely manner and the WSI Entities have not received written notice of threatened termination with respect to any such policy.

3.15 Permits

        The WSI Entities hold or have the benefit of all material Permits required for the conduct of the WSI Business as presently conducted (the "WSI Permits"). All the WSI Permits are in full force and effect and no WSI Entity has engaged in any activity which would cause or permit revocation or suspension of any WSI Permit, and no action or proceeding looking to or contemplating the revocation or suspension of any WSI Permit is pending. WSI has not received written notice of any existing material defaults or material events of default or events or states of fact which with notice or lapse of time or both would constitute a material default by any WSI Entity under any WSI Permit.

3.16 Compliance with Laws; Regulatory Matters

  (i)
  Each of the WSI Entities is in compliance with and has conducted their business in compliance with all applicable Laws, including without limitation, the Foreign Corrupt Practices Act and any applicable foreign corrupt practice Law, and Orders, except for instances of non-compliance which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, and (ii) none of the WSI Entities has received any written communication during the past three years from a Governmental Authority that alleges that any of the WSI Entities is not in compliance in any material respect with any applicable Law or Order. None of the WSI Entities have received notice that any investigation or review of the WSI Entities or the WSI Business by any Governmental Authority is pending. This Section 3.16 does not relate to matters with respect to Taxes, or Environmental Requirements, which are subject of Sections 3.13 and 3.17 respectively.

3.17 Environmental Matters

        Except for matters that have not had and would not reasonably be expected to have a Material Adverse Effect or as set forth in Section 3.17 of the WSI Disclosure Letter:

          3.17.1. each WSI Entity, the WSI Business and the Real Property is and has been in compliance with all applicable Environmental Requirements;

          3.17.2. each WSI Entity has obtained all Permits and maintained and complied with all such Permits required for its operations under applicable Environmental Requirements;

          3.17.3. there are no pending or, to WSI's Knowledge, threatened Environmental Claims against or affecting any WSI Entity, the WSI Business, any Real Property or, to WSI's Knowledge, any Former Real Property;

          3.17.4. to WSI's Knowledge, none of the WSI Entities or any of their predecessors has handled, Released or disposed of, nor to WSI's Knowledge have they allowed or arranged for any third party to handle, Release, or dispose of, any Hazardous Waste;

          3.17.5. to WSI's Knowledge, none of the WSI Entities or any of their predecessors has handled, Released or disposed of, nor have they allowed or arranged for any third party to handle, Release or dispose of, any waste to, at or upon: (i) any location other than a site lawfully permitted to receive such waste; or (ii) any site which, pursuant to any Environmental Requirements, (x) has been placed on the National Priorities List or its state, local or Canadian federal or provincial equivalent, or (y) the EPA or the relevant state, local or Canadian federal or provincial agency or other Governmental Authority has notified any of the WSI Entities that such Governmental Authority has proposed or is proposing to place on the National Priorities List or its state, local or Canadian federal or provincial equivalent.

          3.17.6. except as disclosed in Section 3.17.6 of the WSI Disclosure Letter, no part of the Real Property or Former Real Property has ever been used by the WSI Entities or, to WSI's Knowledge, by any of their predecessors or other Person as a landfill or for the disposal of waste. With respect to the landfills listed in Section 3.17.6 of the WSI Disclosure Letter, there has been no disposal of waste by the WSI Entities or, to WSI's Knowledge, by any of their predecessors or other Person except in those areas approved at the time for the disposal of waste in accordance with Environmental Requirements and the WSI Permits;

          3.17.7. except as set forth in Section 3.17.7 of the WSI Disclosure Letter, there has been no Release of any Hazardous Material at, from, in, to, on or under any Real Property or to WSI's Knowledge, any Former Real Property, that violates any Environmental Requirement and that could reasonably be expected to give rise to any Environmental Claim; and

          3.17.8. the WSI Entities' closure and post-closure estimates with respect to each of its landfills, including future construction and maintenance of all landfill gas control systems, are adequate to meet applicable closure and post-closure obligations and the resulting financial assurances are sufficient to meet applicable Environmental Requirements.

3.17(A)  Additional Environmental Matters

        Section 3.17(A) of the WSI Disclosure Letter lists (i) all material actual and alleged violations of Environmental Requirements currently outstanding with Governmental Authorities relating to (x) violations of any Environmental Requirements in relation to the WSI Entities or the WSI Business; (y) any WSI Permits issued to the WSI Entities; or (z) with respect to the Real Property, the WSI Business or to WSI's Knowledge, the Former Real Property, and (ii) all pending, or to WSI's Knowledge, threatened, material Environmental Claims against or affecting any WSI Entity, the WSI Business, any Real Property or to WSI's Knowledge, any Former Real Property.

3.18 Compensation; Non-Arm's Length Arrangements

          3.18.1. Except as set forth in Section 3.18.1 of the WSI Disclosure Letter, neither the execution of this Agreement nor the completion of the Transactions shall, in and of itself, result in any liability for severance or change of control payments or similar payment requirements to any employee, officer, director, manager, stockholder, partner, member, consultant, independent contractor, sales representative, agent or other Person, or any other related obligations.

          3.18.2. As of the Closing Date, the WSI Entities will not have any outstanding loans or advances to or owe any money or obligations to any officer or director of the WSI Entities or to any Person who owns 10% or more of the WSI Common Stock or to any family member or Affiliate of any such Person.

3.19 Employee Benefit Plans

          3.19.1. Except as would not have, individually or in the aggregate, a Material Adverse Effect, WSI, the WSI Entities and each of their WSI ERISA Affiliates has complied with the terms of all agreements and all applicable Laws relating to each of the pension, retirement, or supplemental retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, with respect to which WSI, the WSI Entities or any of their WSI ERISA Affiliates sponsors, administers or has any liability to make contributions or provide benefits (collectively referred to as "WSI Applicable Plans").

          3.19.2. No step has been taken, no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any WSI Applicable Plan under applicable Laws being ordered or required to be terminated or wound up in whole or in part or having its registration, qualification or tax exemption under applicable Law refused or revoked, or being placed under the administration of any trustee or receiver or regulatory authority or being required to pay any material Taxes, fees, penalties or levies under applicable Laws. There are no Actions, suits, claims (other than routine claims for payment of benefits in the Ordinary Course), trials, demands, investigations, arbitrations or other proceedings which are pending or, to WSI's Knowledge, threatened in respect of any of the WSI Applicable Plans or their assets which would have, individually or in the aggregate, a Material Adverse Effect.

          3.19.3. Except as set forth in Section 3.19.3 of the WSI Disclosure Letter and except as would not have, individually or in the aggregate, a Material Adverse Effect (i) neither the execution and delivery of this Agreement nor the consummation of the Transactions will (either alone or in conjunction with any other event, including termination of employment) result in, cause the accelerated vesting or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer or director of WSI, the WSI Entities or any WSI ERISA Affiliates; (ii) WSI, the WSI Entities and each WSI ERISA Affiliate has made all contributions required under applicable Law to fund their liabilities in respect of any WSI Applicable Plan including going concern unfunded liabilities, solvency deficiencies or wind-up deficiencies, where applicable; (iii) each WSI Applicable Plan that is required by Laws to be funded is fully funded on a going concern, solvency and wind-up basis; and (iv) none of the WSI Applicable Plans provide post-retirement health care continuation coverage and/or other benefits beyond retirement or other termination of service to employees or former employees or to the beneficiaries or dependents of such employees (except to the extent required under COBRA).

          3.19.4. Except as set forth in Section 3.19.4 of the WSI Disclosure Letter, neither WSI nor any of its Subsidiaries is obligated to make any payments or is a party to any agreement that would obligate it to make any payments as a result of the transactions contemplated under this Agreement that would not, to the extent otherwise deductible under Section 162 of the Code, be deductible under Section 280G of the Code (taking into account only compensation payable pursuant to agreements of WSI and the Subsidiaries which are in force prior to the Closing).

3.20 Labor Relations

        There have been no material violations of any Laws with respect to the current or former employees, employment practices or work conditions of any WSI Entity, or the terms and conditions of employment, wages and hours. No WSI Entity is engaged in any unfair labor or other unlawful employment practice and there are no material charges of unfair labor practices (as defined under applicable Law) or other employment related claims, complaints or actions pending or, to WSI's Knowledge, threatened against any WSI Entity before any domestic or foreign Governmental Authority. There is no strike, picketing, slowdown, work stoppage or lock out, or organizational attempt pending against or involving any WSI Entity or the WSI Business. To WSI's Knowledge, no issue with respect to union representation is pending with respect to the employees of any WSI Entity. Except as set forth in Section 3.20 of the WSI Disclosure Letter, no union or collective bargaining agent or other labor organization has ever been certified or recognized by the WSI Entities as the representative of any of the employees of any WSI Entity.

3.21 Customers and Suppliers

        Since January 1, 2009, there has been no termination or cancellation of, and no modification or change in, the WSI Entities' business relationship with any customers or suppliers which would reasonably be expected to have a Material Adverse Effect on the WSI Entities or the WSI Business.

3.22 No Changes

        Except as set forth in Section 3.22 of the WSI Disclosure Letter, since January 1, 2009, none of the WSI Entities has:

          3.22.1. discharged or satisfied any material Liens or Liabilities, whether absolute, accrued, contingent or otherwise, whether due or to become due, other than current Liabilities shown on the balance sheet contained in the WSI Audited Financial Statements and current Liabilities incurred since January 1, 2009 in the Ordinary Course; and each WSI Entity has discharged or satisfied any such material Liabilities when due;

          3.22.2. permitted any of its assets with a value in excess of $1,000,000 to be subjected to any Lien except for Permitted Liens;

          3.22.3. sold, leased, transferred, terminated, surrendered, disclaimed or otherwise disposed of any assets with a value in excess of $500,000, individually or in the aggregate except in the Ordinary Course;

          3.22.4. made any capital expenditure other than capital expenditures that are (i) in the ordinary course of carrying on the WSI Business or used for ordinary repairs necessary to maintain its property and facilities or (ii) less than $500,000 individually or less than $1,000,000 in the aggregate for all WSI Entities;

          3.22.5. declared, set aside, made or paid any dividend, or any other distribution with respect to its capital stock, partnership or membership interests or other ownership interests, as applicable, other than to another WSI Entity;

          3.22.6. redeemed, purchased or otherwise acquired or disposed of any of its capital stock, partnership or membership interests or other ownership interests, as applicable, other than any such capital stock, partnership or membership interest or other ownership interests held by another WSI Entity;

          3.22.7. increased its Indebtedness in any material respect, or made any material loan or advance to any Person, except in the Ordinary Course;

          3.22.8. cancelled or waived any material debts, material claims or rights of material value, except in the Ordinary Course;

          3.22.9. made any change in methods, principles or practices of accounting or auditing other than as required by U.S. GAAP;

          3.22.10. conducted its business or entered into any material transaction, except in the Ordinary Course;

          3.22.11. suffered any material damage, destruction or loss, whether or not covered by insurance;

          3.22.12. made any material changes in the compensation, commission, bonus, benefits, pension or other direct or indirect remuneration payable or to become payable to its directors, managers, officers, employees, independent contractors or agents, including any improvements to severance or termination pay, except (i) as required by Law, or (ii) salary increases in the Ordinary Course;

          3.22.13. effected any revaluing of any of the assets or liabilities of the WSI Business, including writing up, writing down or writing off the value of inventory, accounts receivable or Intellectual Property, except for any such revaluing in the Ordinary Course or which, individually or in the aggregate, is immaterial to the WSI Business;

          3.22.14. become subject to any material labor dispute or, to WSI's Knowledge, threatened material labor dispute involving the employees of any WSI Entity or the WSI Business;

          3.22.15. changed in any material respect the methods or procedures for billing or collection of customer accounts or recording of customer accounts receivable or reserves for doubtful accounts; or

          3.22.16. authorized or made a commitment, whether or not in writing, to do any of the foregoing.

          Since January 1, 2009, there has been no Material Adverse Effect relating to the WSI Entities or the WSI Business.

3.23 No Broker's or Finder's Fees

        Other than as set forth in Section 3.23 of the WSI Disclosure Letter, no agent, broker, investment bank or other Person acting or purporting to act on behalf of any of the WSI Entities is, or will be, entitled to any commission or broker's or finder's fee respecting the Transactions from any of the WSI Entities or the IESI-BFC Entities.

3.24 Registration Statement/Proxy Statement Disclosure

        As of the date of its filing with the SEC, the date it becomes effective under the U.S. Securities Act and as of the Closing Date, the Registration Statement on Form F-4 (including the proxy statement relating to the WSI Stockholder Meeting contained therein) to be filed by IESI-BFC with the SEC in connection with the Merger, and any amendments and supplements thereto (the "Registration Statement") will contain full, true and plain disclosure of all material facts relating to the WSI Business and the WSI Entities and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, with respect to the WSI Business or the WSI Entities.

3.25 Vote Required

        The affirmative vote of the holders of a majority of the outstanding shares of WSI Common Stock is the only vote or consent of the holders of any classes or series of WSI's capital stock necessary to approve this Agreement and the consummation of the transactions contemplated hereby, including the Merger.

 Article IV

REPRESENTATIONS AND WARRANTIES OF IESI-BFC

        IESI-BFC represents and warrants to WSI that, except as disclosed in the IESI-BFC Securities Documents filed prior to the date hereof or as set forth in the IESI-BFC Disclosure Letter (which exceptions shall not apply in the case of Sections 4.1 to 4.5 inclusive, 4.13, 4.17, 4.17(A), 4.23, 4.24 and 4.25, except in the case of the IESI-BFC Disclosure Letter where such letter is specifically referred to in such Sections):

4.1   Authorization

        Each of IESI-BFC and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder, including the completion of the Transactions. The board of directors of IESI-BFC has unanimously approved this Agreement and the Transactions. The execution, delivery and performance by each of IESI-BFC and Merger Sub of this Agreement, including the completion of the Transactions, have been duly authorized by all necessary (corporate or other organizational) action on the part of IESI-BFC and Merger Sub and their directors, and no other action on the part of IESI-BFC or Merger Sub or their directors is necessary to authorize such execution, delivery or performance. No approval of the stockholders of IESI-BFC is required in connection with the Merger and this Agreement pursuant to IESI-BFC's statute of incorporation or articles of amalgamation and by-laws.

4.2   Existence and Good Standing; Authority; Binding Obligation

          4.2.1. Each IESI-BFC Entity is an organization duly organized, validly existing and in good standing (where such concept is recognized) under the laws of its jurisdiction of incorporation or organization. Assuming in each case valid execution and delivery by the parties thereto (other than the IESI-BFC Entities), this Agreement constitutes legal, valid and binding obligations of each IESI-BFC Entity that is a party thereto enforceable against each such IESI-BFC Entity in accordance with its terms, except as may be limited by the Enforcement Qualifications.

          4.2.2. Each IESI-BFC Entity has the full entity power and authority to own, lease and operate its assets and to carry on its business as now being conducted. Each IESI-BFC Entity is qualified to do business in every jurisdiction where the character or location of the properties owned or leased by it, or the nature of the business conducted by it, requires such qualification, except where the failure to be so qualified would not have a Material Adverse Effect on the IESI-BFC Entities or the IESI-BFC Business. Each IESI-BFC Entity shall have provided or made available within seven (7) Business Days after the date hereof to WSI correct and complete copies of all its organizational and governing documents, including all amendments thereto and restatements thereof. None of the IESI-BFC Entities is in default of any of the terms or conditions of any of its organizational and governing documents. Neither the execution and delivery of this Agreement by the IESI-BFC Entities, as applicable, nor the performance of their respective obligations thereunder, including the completion of the Transactions, conflict with or will conflict with or violate or will violate any provision of their respective organizational or governing documents.

4.3   Existing Structure; Subsidiaries and Investments

          4.3.1. Section 4.3.1 of the IESI-BFC Disclosure Letter sets forth a correct and complete chart showing the names, jurisdictions of organization and the ownership of each IESI-BFC Entity (including the authorized, issued and outstanding capital stock, partnership or membership interests or other ownership interests of each IESI-BFC Entity) as of the date of the IESI-BFC Disclosure Letter. Other than as set forth in Section 4.3.1 of the IESI-BFC Disclosure Letter, no Person has any record or beneficial ownership interests in any IESI-BFC Entity (excluding any ownership interest in IESI-BFC). All shares of capital stock, partnership or membership interests or other ownership interests so indicated in Section 4.3.1 of the IESI-BFC Disclosure Letter as being issued and outstanding have been validly issued and are fully paid and non-assessable securities and all shares of capital stock, partnership or membership interests or other ownership interests (excluding any ownership interest in IESI-BFC) are owned as indicated in Section 4.3.1 of the IESI-BFC Disclosure Letter, free and clear of any Lien other than as set out in Section 4.3.1 of the IESI-BFC Disclosure Letter. Other than as set forth in Section 4.3.1 of the IESI-BFC Disclosure Letter there are no restrictions on the voting rights (including voting trusts or proxies), or sale or transfer (including agreements relating to pre-emptive rights, rights of first refusal, co-sale rights or "drag-along" rights) of any securities of any IESI-BFC Entity or any registration rights with respect to any IESI-BFC Entity, other than pursuant to this Agreement. All shares of IESI-BFC issued at the Closing pursuant to Article II will be duly authorized and validly issued, fully paid and non-assessable, and free and clear of any Lien.

          4.3.2. Except as set forth in Section 4.3.2 of the IESI-BFC Disclosure Letter, or as contemplated by this Agreement, none of the IESI-BFC Entities directly or indirectly owns or has any commitment to purchase any capital stock, partnership, membership or other equity, ownership or proprietary interest in any Person, nor does any IESI-BFC Entity have any direct or indirect Subsidiary.

4.4   Capital Structure

          4.4.1. The authorized share capital of IESI-BFC as of the date of this Agreement consists of (i) an unlimited number of common shares, (ii) an unlimited number of special shares and (iii) an unlimited number of preferred shares issuable in series.

          4.4.2. As of the close of business on the day prior to the date hereof: (i) 82,336,148 common shares were issued and outstanding; (ii) 11,095,233 special shares were issued and outstanding, (iii) 110,952.33 participating preferred shares in the capital of IESI Corporation were issued and outstanding and are exchangeable for 11,095,233 common shares in the capital of IESI-BFC pursuant to an amended and restated securityholders' agreement dated October 1, 2008 (the "Securityholders' Agreement"), (iv) no preferred shares were issued or outstanding and (v) 4,000,000 common shares of IESI-BFC were duly reserved for future issuance pursuant to IESI-BFC employee stock option plans and other incentive arrangements, with options to acquire an aggregate of 2,245,500 common shares of IESI-BFC granted at the date of this Agreement. Except as described above, as of the date of this Agreement, there were no shares of voting or non-voting capital stock, equity interests or other equity securities of IESI-BFC authorized, issued, reserved for issuance or otherwise outstanding.

          4.4.3. All outstanding common shares of IESI-BFC are, and all shares which may be issued pursuant to the IESI-BFC employee stock option plans and other incentive arrangements, will be, when issued against payment therefor in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable, and not subject to, or issued in violation of, any preemptive, subscription or any kind of similar rights. IESI-BFC has no outstanding common shares of IESI-BFC that are subject to a right of repurchase.

          4.4.4. There are no bonds, debentures, notes or other indebtedness of IESI-BFC having the right to vote (or convertible into securities having the right to vote) on any matters on which stockholders of IESI-BFC may vote. Except as described in this Section 4.4 and as provided in the Securityholders' Agreement, there are no outstanding securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind (contingent or otherwise) to which IESI-BFC is a party or bound obligating IESI-BFC to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares or other voting or equity securities of IESI-BFC or obligating IESI-BFC to issue, grant, extend or enter into any agreement to issue, grant or extend any security, option, warrant, call, right, commitment, agreement, arrangement or undertaking relating to the issuance of any shares or other voting or equity securities of IESI-BFC.

          4.4.5. All of the issued and outstanding common shares, all of the issued and outstanding special shares and all of the issued and outstanding options were issued in material compliance with all applicable securities Laws.

          4.4.6. Other than as provided in the Securityholders' Agreement with respect to the right to exchange participating preferred shares of IESI Corporation for shares of IESI-BFC common stock, there are no outstanding contractual obligations of IESI-BFC to repurchase, redeem or otherwise acquire any shares in the capital of IESI-BFC (or options or warrants to acquire any such shares) or other security or equity interests of IESI-BFC. Other than the IESI-BFC Long-Term Incentive Plan and this Agreement, there are no stock-appreciation rights, security-based performance units, phantom stock or other security rights or other agreements, arrangements or commitments of any character (contingent or otherwise) pursuant to which any Person is or may be entitled to receive any payment or other value based on the revenues, earnings or financial performance, stock price performance or other attribute of IESI-BFC or any of its Subsidiaries or assets or calculated in accordance therewith of IESI-BFC or, other than as provided in the Securityholders' Agreement, to cause IESI-BFC or any of its Subsidiaries to file a registration statement under securities Laws, or which otherwise relate to the registration of any securities of IESI-BFC or any of its Subsidiaries.

          4.4.7. Other than as provided in the Securityholders' Agreement, there are no voting trusts, proxies or other agreements, commitments or understandings to which IESI-BFC or any of its Subsidiaries or, to IESI-BFC's Knowledge, any of the stockholders of IESI-BFC, is a party or by which any of them is bound with respect to the issuance, holding, acquisition, voting or disposition of any shares in the capital of IESI-BFC or other security or equity interest of IESI-BFC or any of its Subsidiaries.

4.5   No Conflicts; Consents

          4.5.1. Except as set forth in Section 4.5.1 of the IESI-BFC Disclosure Letter (together with the matters set forth in Section 4.5.2 of the IESI-BFC Disclosure Letter, the "IESI-BFC Consents"), the execution, delivery and performance by the IESI-BFC Entities of this Agreement do not, the consummation of the Merger and the other Transactions and compliance with the terms hereof by the IESI-BFC Entities will not, conflict with or result in any violation or breach of or default under (with or without notice or lapse of time, or both) or require the consent of any Person under, or give rise to a right of payment or reimbursement, or termination, cancellation, modification or acceleration of any obligation or loss of any material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, or result in the creation of a Lien upon any property or assets of any of the IESI-BFC Entities under any of the terms, conditions or provisions of (i) the charter, by-laws or other organizational documents of any of the IESI-BFC Entities, (ii) any Contract, lease, license, indenture, note, bond, agreement, permit, concession, franchise or other instrument, whether written or oral, to which any of the IESI-BFC Entities or any of their respective property or assets is bound, or (iii) other than the matters referred to in Section 4.5.2, any Law or Order applicable to any of the IESI-BFC Entities or any of their respective property or assets, other than in the case of clauses (ii) and (iii) above, any such items that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect and that would not reasonably be expected to prevent or adversely affect in any material respect the completion of the Transactions or compliance by any of the IESI-BFC Entities with the terms of this Agreement.

          4.5.2. Except as set forth in Section 4.5.2 of the IESI-BFC Disclosure Letter, no consent, approval, license, permit, Order or authorization of, or registration, declaration or filing with, any Governmental Authority is required to be obtained or made by the IESI-BFC Entities in connection with the execution, delivery and performance of this Agreement by the IESI-BFC Entities or the consummation of the Merger and the other Transactions in compliance with the terms hereof by the IESI-BFC Entities, other than (i) compliance with and filings under the HSR Act and the Competition Act, and (ii) the filing of the Certificate of Merger, except where the failure to obtain or make such, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect and would not reasonably be expected to prevent or adversely affect in any material respect the completion of the Transactions or compliance by any of the IESI-BFC Entities with the terms of this Agreement.

4.6   Securities Filings; Compliance

          4.6.1. IESI-BFC will have made available within seven (7) Business Days after the date hereof to WSI (by public filing with the Canadian Securities Commissions or the SEC or otherwise) a true and complete copy of each report, schedule, prospectus, circular and information filed by IESI-BFC with the Canadian Securities Commissions or the SEC since January 1, 2006 (together with all documents filed by IESI-BFC with the Canadian Securities Commissions or the SEC after the date hereof, the "IESI-BFC Securities Documents"), which include all the documents (other than preliminary material) that IESI-BFC was required to file with Canadian Securities Commissions or the SEC since January 1, 2006 pursuant to

  Canadian Securities Laws or U.S. federal securities Laws. IESI-BFC shall deliver (including by public filing with the SEC or Canadian Securities Commissions if WSI and its counsel are notified in writing contemporaneously with such filing) to WSI a true and complete copy of each document filed or furnished to the Canadian Securities Commissions or the SEC after the date hereof. As of their respective filing dates and giving effect to any amendments and supplements that have been filed and made publicly available prior to the making of this representation and warranty, the IESI-BFC Securities Documents complied (and will comply in the case of all documents filed after the date hereof) in all material respects with the requirements of Canadian Securities Laws or U.S. federal securities Laws applicable to such IESI-BFC Securities Documents, and none of the IESI-BFC Securities Documents contained (or will contain in the case of documents filed after the date hereof) a misrepresentation (as defined in Canadian Securities Laws).

          4.6.2. As of the date hereof, IESI-BFC is in compliance in all material respects with all applicable requirements of Canadian Securities Laws or U.S. federal securities Laws and the Toronto Stock Exchange and the New York Stock Exchange.

          4.6.3. Management of the IESI-BFC Entities has designed and implemented disclosure controls and procedures (as defined in Multilateral Instrument 52-109) to provide reasonable assurance that material information relating to IESI-BFC (including its consolidated Subsidiaries) is made known to the management of the IESI-BFC Entities by others within those entities. To IESI-BFC's Knowledge such disclosure controls and procedures are effective for such purposes. The management of the IESI-BFC Entities has designed and implemented internal controls over financial reporting (as defined in Multilateral Instrument 52-109) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. To IESI-BFC's Knowledge such internal controls are effective for such purpose. Since the date of the filing of IESI-BFC's most recent interim report for the quarter ended September 30, 2009, management of the IESI-BFC Entities has disclosed to IESI-BFC's outside auditors and the audit committee of IESI-BFC (i) any significant deficiencies or material weaknesses in the design or operation internal control over financial reporting which exist to IESI-BFC's Knowledge and are reasonably likely to adversely affect IESI-BFC's ability to record, process, summarize and report financial information, or (ii) any fraud to IESI-BFC's Knowledge, whether or not material, that involves management or other employees who have a significant role in IESI-BFC's internal control over financial reporting.

          4.6.4. Since January 1, 2007, (i) neither IESI-BFC nor any of its Subsidiaries, nor to IESI-BFC's Knowledge, any director, officer, employee, auditor, accountant or representative of IESI-BFC or any Subsidiary of IESI-BFC has received or otherwise obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of IESI-BFC or any Subsidiary of IESI-BFC or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that IESI-BFC or any Subsidiary of IESI-BFC has engaged in questionable accounting or auditing practices, and (ii) to IESI-BFC's Knowledge no attorney representing IESI-BFC or any Subsidiary of IESI-BFC, whether or not employed by IESI-BFC or any Subsidiary of IESI-BFC, has reported evidence of a material violation of Canadian Securities Laws, breach of fiduciary duty or similar violation by IESI-BFC or any Subsidiary of IESI-BFC or any of their directors, officers, employees or agents to the board of directors of IESI-BFC or any committee thereof or to any director or executive officer of IESI-BFC.

4.7   Financial Statements

  (i)
  The audited consolidated financial statements of IESI-BFC for the year ended December 31, 2008 (such financial statements, the "IESI-BFC Audited Financial Statements"), and (ii) the interim unaudited consolidated financial statements of IESI-BFC for the nine months ended September 30, 2009 (such financial statements, the "IESI-BFC Interim Financial Statements" and, together with the IESI-BFC Audited Financial Statements, the "IESI-BFC Financial Statements" and such date, the "IESI-BFC Balance Sheet Date"), have been prepared from the Books and Records of IESI-BFC and in accordance with Canadian or U.S. GAAP as indicated in such statements (subject to usual year-end adjustments in the case of the IESI-BFC Interim Financial Statements, none of which, individually or in the aggregate, would have a Material Adverse Effect) consistently applied throughout the periods indicated, except as may otherwise be noted therein. The IESI-BFC Financial Statements present fairly, in all material respects, the consolidated financial position of IESI-BFC and its consolidated Subsidiaries as of their respective dates, and their results of operations and cash flows for the year and period, respectively, then ended.

4.8   Liabilities

        None of the IESI-BFC Entities has any Liabilities, whether accrued, absolute, contingent or otherwise, other than (i) as and to the extent set forth in or reserved for in the balance sheet contained in the IESI-BFC Interim Financial Statements or in the notes thereto (together with immaterial liabilities not included therein), (ii) current liabilities in respect of trade or business obligations incurred after the IESI-BFC Balance Sheet Date in the Ordinary Course (and not materially different in type or amount), none of which, separately or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect on the IESI-BFC Entities or the IESI-BFC Business, (iii) other Liabilities that would not be required to be included in a balance sheet prepared in accordance with U.S. GAAP, none of which individually or in the aggregate has had or would reasonably be expected to have a Material Adverse Effect on the IESI-BFC Entities or the IESI-BFC Business; (iv) as set forth in Section 4.8 of the IESI-BFC Disclosure Letter, and (v) any Liabilities arising as a result of the Transactions. The only material Liabilities of the IESI-BFC Entities are, and immediately after the Closing will be, Liabilities with respect to the IESI-BFC Business or arising from the Transactions.

4.9   Properties; Encumbrances; Condition; Leases; Licenses

          4.9.1. Real Property.

            4.9.1.1. The IESI-BFC Entities, as applicable, have good, valid and marketable title, in fee simple, to all their material owned real property (in this Article IV the "Owned Real Property"), and, as of the Closing Date, such Owned Real Property shall be free and clear of all Liens, except Permitted Liens. A list of the Owned Real Property and the municipal address of each such property is listed in Section 4.9.1.1 of the IESI-BFC Disclosure Letter.

            4.9.1.2. The IESI-BFC Entities, as applicable, have good and valid leasehold title to all their material leased real property (in this Article IV, the "Leased Real Property", and collectively with the Owned Real Property, the "Real Property"), and, as of the Closing Date, such leasehold title shall be free and clear of all Liens, except Permitted Liens and restrictions contained in the relevant lease and any restrictions imposed by operating permits relating to such Leased Real Property. A list of the Leased Real Property and the municipal address of each such property is listed in Section 4.9.1.2 of the IESI-BFC Disclosure Letter. A correct and complete copy of each lease relating to a Leased Real Property, and all amendments, modifications, assignment or other changes thereto will have been delivered or made available to WSI within seven (7) Business Days after the date hereof. The IESI-BFC Entities, as applicable, have the right to use such Leased Real Property in accordance with the terms of the applicable lease for the conduct of its business as presently conducted in all material respects. All leases relating to the Leased Real Property are in writing, valid, binding and in full force and effect. There has been no material breach of or default under any lease relating to the Leased Real Property by any of the IESI-BFC Entities or, to IESI-BFC's Knowledge, any other Person which breach or default has not been cured or waived and no event has occurred which, with notice or lapse of time or both, may constitute a material breach or default.

            4.9.1.3. To IESI-BFC's Knowledge, the Real Property and its current uses conform in all material respects with all applicable Laws, including those relating to zoning, environmental and health and safety standards.

            4.9.1.4. To IESI-BFC's Knowledge, no part of the Real Property is subject to any building or use restriction that would restrict or prevent the use and operation of the Real Property for the IESI-BFC Business in the same manner as prior to the Closing.

            4.9.1.5. Any material buildings, plants and other structures or improvements constituting part of the Real Property are being maintained by the IESI-BFC Entities in good working condition and repair in all material respects (ordinary wear and tear excepted) and have no material structural or other defects.

            4.9.1.6. To IESI-BFC's Knowledge, there is no material proposed or pending assessment or any condemnation, expropriation, taking by eminent domain or similar proceedings with respect to all or any portion of the Real Property, and none of the IESI-BFC Entities has received any written or oral notice thereof.

            4.9.1.7. There are no outstanding agreements, options, contracts or commitments to sell, transfer, terminate, surrender, disclaim or otherwise dispose of all or part of the Real Property. IESI-BFC's Entities have all rights to possess, use and occupy the Real Property as necessary for the conduct of the IESI-BFC Business.

4.10 Patents; Trademarks; Other Intellectual Property

        The IESI-BFC Entities are the exclusive owners of or have a valid license to use all Intellectual Property used in or necessary to conduct the IESI-BFC Business as presently conducted (the "IESI-BFC Intellectual Property") and, as of the Closing Date, such IESI-BFC Intellectual Property shall be free and clear of all Liens, except Permitted Liens and restrictions imposed by the terms of any relevant license in the case of any licensed IESI-BFC Intellectual Property. Neither the execution and delivery of this Agreement by the Parties thereto, nor the completion of the Transactions will in any way affect the continuation, validity or effectiveness of the IESI-BFC Intellectual Property or require the consent, waiver, approval, authorization of, notice to, or designation, registration, declaration or filing with, any party or third party in respect of the IESI-BFC Intellectual Property, except as would not be reasonably expected to result in a Material Adverse Effect. No IESI-BFC Entity is in material breach of any license to use IESI-BFC Intellectual Property. To IESI-BFC's Knowledge: (i) the conduct of the IESI-BFC Business does not infringe, misappropriate or otherwise violate the intellectual property rights of any third Person and no claims or proceedings have been instituted or threatened alleging such infringement, misappropriation or violation; and (ii) no other Person has infringed, misappropriated or otherwise violated any of the rights in the IESI-BFC Intellectual Property owned by a IESI-BFC Entity, and no claims or proceedings have been instituted or threatened, alleging any such infringement, misappropriation or violation.

4.11 Contracts

        Correct and complete copies of all of the material Contracts to which any of the IESI-BFC Entities is bound (including all amendments thereto and restatements thereof) (in this Article IV, collectively, the "Material Contracts") will have been delivered or made available to WSI within seven (7) Business Days after the date hereof. Each of the Material Contracts is in full force and effect and is valid, binding and enforceable in accordance with its terms, except where the failure to be so valid, binding and enforceable and in full force and effect have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. None of the IESI-BFC Entities is in default under any of the Material Contracts, and no event has occurred or, as a result of the Transactions will occur, which, with the giving of notice, the lapse of time, or both, would constitute a default thereunder or result in any violation or breach thereof, except for such breaches that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

4.12 No Litigation

        There is no material claim, dispute or Action pending or, to IESI-BFC's Knowledge, threatened with respect to the IESI-BFC Business, any IESI-BFC Entity, any of their respective partners, directors, managers or officers that, individually or in the aggregate, has had or would be reasonably expected to have a Material Adverse Effect. No IESI-BFC Entity is subject to any Order entered in any lawsuit, arbitration or similar proceeding that individually or in the aggregate has or would be reasonably expected to have a Material Adverse Effect.

4.13 Taxes

        Except as set forth in Section 4.13 of the IESI-BFC Disclosure Letter:

          4.13.1. The IESI-BFC Entities have timely filed all material Tax Returns required to be filed by the IESI-BFC Entities in accordance with all applicable Laws with the appropriate Governmental Authority in all jurisdictions in which such Tax Returns are required to be filed. All such material Tax Returns are correct and complete in all material respects. All Taxes owed and due by each of the IESI-BFC Entities (whether or not shown on any Tax Return) have been fully and timely paid by the IESI-BFC Entity responsible therefor or have been adequately provided for in the form of a reserve in the appropriate IESI-BFC Books and Records. The IESI-BFC Entities have maintained adequate provision on their Books and Records for all material Taxes that have accrued but are not yet due. None of the IESI-BFC Entities has received written notice of any claim made by any Governmental Authority in any jurisdiction where a IESI-BFC Entity did not file Tax Returns that any of the IESI-BFC Entities was or may be subject to taxation therein.

          4.13.2. No waivers or extensions of any applicable statute of limitations for the filing of any material Tax Returns, payment of any material Taxes or the assessment, reassessment or collection of any material Taxes by the IESI-BFC Entities are outstanding. All deficiencies proposed as a result of any audits or any other action or proceeding by a Governmental Authority for assessment, reassessment or collection of material Taxes relating to the IESI-BFC Entities have been paid or settled. None of the IESI-BFC Entities is negotiating any material draft assessment or reassessment with any Taxing Authority. Based on IESI-BFC's Knowledge, there is no material dispute or claim concerning any Tax liability of any of the IESI-BFC Entities. None of the IESI-BFC Entities has received written notice of any pending federal, provincial, state, local or foreign material Tax audit or assessment of any of the IESI-BFC Entities and, to IESI-BFC's Knowledge, no such Tax audit or assessment is threatened against any of the IESI-BFC Entities.

          4.13.3. Each of the IESI-BFC Entities has in all material respects withheld, collected, deposited and paid when due all Taxes required to have been withheld, collected, deposited and paid under all applicable Laws to the relevant Governmental Authority or other relevant Taxing Authority. No Liens for Taxes exist with respect to any assets or properties of the IESI-BFC Entities, except for Permitted Liens.

          4.13.4. None of the IESI-BFC Entities is a party to, is bound by or has any obligation under, any Tax sharing, indemnification or similar agreement.

          4.13.5. The IESI-BFC Entities do not have any actual or potential liability under Treasury Regulations Section 1.1502-6 (or any comparable or similar provision of any federal, state, provincial, local or foreign Law), as a transferee or successor, pursuant to any contractual obligation, or otherwise for any Taxes of any Person other than the IESI-BFC Entities.

          4.13.6. There are no material adjustments under Section 481 of the Code (or any similar adjustments under any provision of the Code or comparable or similar foreign, state, provincial or local Tax Laws) that are required to be taken into account by the IESI-BFC Entities in any period ending after the Closing Date by reason of a change in method of accounting in any taxable period ending on or before the Closing Date.

4.14 Insurance

        Each of the IESI-BFC Entities maintains (or there is maintained on its behalf) insurance coverage with reputable insurers in such amounts and covering such risks and with such deductibles as is generally maintained by comparable businesses. The coverage under such policies is in full force and effect, all premiums on such policies have been paid in full in a timely manner and the IESI-BFC Entities have not received written notice of threatened termination with respect to any such policy.

4.15 Permits

        The IESI-BFC Entities hold or have the benefit of all material Permits for the conduct of the IESI-BFC Business as presently conducted (the "IESI-BFC Permits"). All the IESI-BFC Permits are in full force and effect and no IESI-BFC Entity has engaged in any activity which would cause or permit revocation or suspension of any IESI-BFC Permit, and no action or proceeding looking to or contemplating the revocation or suspension of any IESI-BFC Permit is pending. IESI-BFC has not received written notice of any existing material defaults or material events of default or events or states of fact which with notice or lapse of time or both would constitute a material default by any IESI-BFC Entity under any IESI-BFC Permit.

4.16 Compliance with Laws; Regulatory Matters

  (i)
  Each of the IESI-BFC Entities is in compliance with and has conducted its business in compliance with all applicable Laws, including without limitation, the Foreign Corrupt Practices Act and any applicable foreign corrupt practice Law, and Orders, except for instances of non-compliance which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect, and (ii) none of the IESI-BFC Entities has received any written communication during the past three years from a Governmental Authority that alleges that any of the IESI-BFC Entities is not in compliance in any material respect with any applicable Law or Order. None of the IESI-BFC Entities have received notice that any investigation or review of the IESI-BFC Entities or the IESI-BFC Business by any Governmental Authority is pending. This Section 4.16 does not relate to matters with respect to Taxes, or Environmental Requirements, which are subject of Sections 4.13 and 4.17, respectively.

4.17 Environmental Matters

        Except for matters that have not had and would not reasonably be expected to have a Material Adverse Effect or as set forth in Section 4.17 of the IESI-BFC Disclosure Letter:

          4.17.1. each IESI-BFC Entity, the IESI-BFC Business and the Real Property is and has been in compliance with all applicable Environmental Requirements;

          4.17.2. each IESI-BFC Entity has obtained all Permits and maintained and complied with all such Permits required for its operations under applicable Environmental Requirements;

          4.17.3. there are no pending or, to IESI-BFC's Knowledge, threatened Environmental Claims against or affecting any IESI-BFC Entity, the IESI-BFC Business, any Real Property or, to IESI-BFC's Knowledge, any Former Real Property;

          4.17.4. to IESI-BFC's Knowledge, none of the IESI-BFC Entities or any of their predecessors has handled, Released or disposed of, nor to IESI-BFC's Knowledge have they allowed or arranged for any third party to handle, Release, or dispose of, any Hazardous Waste;

          4.17.5. to IESI-BFC's Knowledge, none of the IESI-BFC Entities or any of their predecessors has handled, Released or disposed of, nor have they allowed or arranged for any third party to handle, Release or dispose of, any waste to, at or upon: (i) any location other than a site lawfully permitted to receive such waste; or (ii) any site which, pursuant to any Environmental Requirements, (x) has been placed on the National Priorities List or its state, local or Canadian federal or provincial equivalent, or (y) the EPA or the relevant state, local or Canadian federal or provincial agency or other Governmental Authority has notified any of the IESI-BFC Entities that such Governmental Authority has proposed or is proposing to place on the National Priorities List or its state, local or Canadian federal or provincial equivalent;

          4.17.6. except as disclosed in Section 4.17.6 of the IESI-BFC Disclosure Letter, no part of the Real Property or Former Real Property has ever been used by the IESI-BFC Entities or, to IESI-BFC's Knowledge, by any of their predecessors or other Person as a landfill or for the disposal of waste. With respect to the landfills listed in Section 4.17.6 of the IESI-BFC Disclosure Letter, there has been no disposal of waste by the IESI-BFC Entities or, to IESI-BFC's Knowledge, by any of their predecessors or other Person except in those areas approved at the time for the disposal of waste in accordance with Environmental Requirements and the IESI-BFC Permits;

          4.17.7. except as set forth in Section 4.17.7 of the IESI-BFC Disclosure Letter, there has been no Release of any Hazardous Material at, from, in, to, on or under any Real Property or to IESI-BFC's

  Knowledge, any Former Real Property, that violates any Environmental Requirement and that could reasonably be expected to give rise to any Environmental Claim; and

          4.17.8. the IESI-BFC Entities' closure and post-closure estimates with respect to each of its landfills, including future construction and maintenance of all landfill gas control systems, are adequate to meet applicable closure and post-closure obligations and the resulting financial assurances are sufficient to meet applicable Environmental Requirements.

4.17(A)  Additional Environmental Matters

        Section 4.17(A) of the IESI-BFC Disclosure Letter lists (i) all material actual and alleged violations of Environmental Requirements currently outstanding with Governmental Authorities relating to (x) violations of any Environmental Requirements in relation to the IESI-BFC Entities or the IESI-BFC Business; (y) any IESI-BFC Permits issued to the IESI-BFC Entities; or (z) with respect to the Real Property, the IESI-BFC Business or to IESI-BFC's Knowledge, the Former Real Property, and (ii) all pending, or to IESI-BFC's Knowledge, threatened, material Environmental Claims against or affecting any IESI-BFC Entity, the IESI-BFC Business, any Real Property or to IESI-BFC's Knowledge, any Former Real Property.

4.18 Compensation; Non-Arm's Length Arrangements

          4.18.1. Except as set forth in Section 4.18.1 of the IESI-BFC Disclosure Letter, neither the execution of this Agreement nor the completion of the Transactions shall, in and of itself, result in any liability for severance or change of control payments or similar payment requirements to any employee, officer, director, manager, stockholder, partner, member, consultant, independent contractor, sales representative, agent or other person, or any other related obligations.

          4.18.2. As of the Closing Date, the IESI-BFC Entities will not have any outstanding loans or advances to or owe any money or obligations to any officer or director of the IESI-BFC Entities or to any Person who owns 10% or more of the common shares of IESI-BFC or to any family member or Affiliate of any such Person.

4.19 Employee Benefit Plans

          4.19.1. Except as would not have, individually or in the aggregate, a Material Adverse Effect, IESI-BFC, the IESI-BFC Entities and each of their IESI-BFC ERISA Affiliates has complied with the terms of all agreements and all applicable Laws relating to each of the pension, retirement or supplemental retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, with respect to which IESI-BFC, the IESI-BFC Entities or any of their IESI-BFC ERISA Affiliates sponsors, administers or has any liability to make contributions or provide benefits (collectively referred to as "IESI-BFC Applicable Plans").

          4.19.2. No step has been taken, no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any IESI-BFC Applicable Plan under applicable Laws being ordered or required to be terminated or wound up in whole or in part or having its registration, qualification or tax exemption under applicable Law refused or revoked, or being placed under the administration of any trustee or receiver or regulatory authority or being required to pay any material Taxes, fees, penalties or levies under applicable Laws. There are no Actions, suits, claims (other than routine claims for payment of benefits in the Ordinary Course), trials, demands, investigations, arbitrations or other proceedings which are pending or, to IESI-BFC's Knowledge, threatened in respect of any of the IESI-BFC Applicable Plans or their assets which would have, individually or in the aggregate, a Material Adverse Effect.

          4.19.3. Except as set forth in Section 4.19.3 of the IESI-BFC Disclosure Letter and except as would not have, individually or in the aggregate, a Material Adverse Effect (i) neither the execution and delivery of this Agreement nor the consummation of the Transactions will (either alone or in conjunction with any other event, including termination of employment) result in, cause the accelerated vesting or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer or director of IESI-BFC, the IESI-BFC Entities or any IESI-BFC ERISA Affiliates; (ii) IESI-BFC, the IESI-BFC Entities and each IESI-BFC ERISA Affiliate has made all contributions required under applicable Law to fund their liabilities in respect of any IESI-BFC Applicable Plan including going concern unfunded liabilities, solvency deficiencies or wind-up deficiencies, where applicable; (iii) each IESI-BFC Applicable Plan that is required by Laws to be funded is fully funded on a going concern, solvency and wind-up basis; and (iv) none of the IESI-BFC Applicable Plans provide post-retirement health care continuation coverage and/or other benefits beyond retirement or other termination of service to employees or former employees or to the beneficiaries or dependents of such employees (except to the extent required under COBRA).

          4.19.4. Except as set forth in Section 4.19.4 of the IESI-BFC Disclosure Letter, neither IESI-BFC nor any of its Subsidiaries is obligated to make any payments or is a party to any agreement that would obligate it to make any payments as a result of the transactions contemplated under this Agreement that would not, to the extent otherwise deductible under Section 162 of the Code, be deductible under Section 280G of the Code (taking into account only compensation payable pursuant to agreements of IESI-BFC and the Subsidiaries which are in force prior to the Closing).

4.20 Labor Relations

        There have been no material violations of any Laws with respect to the current or former employees, employment practices or work conditions of any IESI-BFC Entity, or the terms and conditions of employment, wages and hours. No IESI-BFC Entity is engaged in any unfair labor or other unlawful employment practice and there are no material charges of unfair labor practices (as defined under applicable Law) or other employment related claims, complaints or actions pending or, to IESI-BFC's Knowledge, threatened against any IESI-BFC Entity before any domestic or foreign Governmental Authority. There is no strike, picketing, slowdown, work stoppage or lock out, or organizational attempt pending against or involving any IESI-BFC Entity or the IESI-BFC Business. To IESI-BFC's Knowledge, no issue with respect to union representation is pending with respect to the employees of any IESI-BFC Entity. Except as set forth in Section 4.20 of the IESI-BFC Disclosure Letter, no union or collective bargaining agent or other labor organization has ever been certified or recognized by the IESI-BFC Entities as the representative of any of the employees of any IESI-BFC Entity.

4.21 Customers and Suppliers

        Since January 1 2009, there has been no termination or cancellation of, and no modification or change in, the IESI-BFC Entities' business relationship with any customers or suppliers which would reasonably be expected to have a Material Adverse Effect on the IESI-BFC Entities or the IESI-BFC Business.

4.22 No Changes

        Except as set forth in Section 4.22 of the IESI-BFC Disclosure Letter, since January 1, 2009, none of the IESI-BFC Entities has:

          4.22.1. discharged or satisfied any material Liens or Liabilities, whether absolute, accrued, contingent or otherwise, whether due or to become due, other than current Liabilities shown on the balance sheet contained in the IESI-BFC Audited Financial Statements and current Liabilities incurred since January 1, 2009 in the Ordinary Course; and each IESI-BFC Entity has discharged or satisfied such Liabilities when due;

          4.22.2. permitted any of its assets with a value in excess of $1,000,000 to be subjected to any Lien except for Permitted Liens;

          4.22.3. sold, leased, transferred, terminated, surrendered, disclaimed or otherwise disposed of any assets with a value in excess of $500,000, individually or in the aggregate, except in the Ordinary Course;

          4.22.4. made any capital expenditure other than capital expenditures that are (i) in the ordinary course of carrying on the IESI-BFC Business or used for ordinary repairs necessary to maintain its property and facilities or (ii) less than $500,000 individually or less than $1,000,000 in the aggregate for all IESI-BFC Entities;

          4.22.5. declared, set aside, made or paid any dividend, or any other distribution with respect to its capital stock, partnership or membership interests or other ownership interests, as applicable, other than to another IESI-BFC Entity and other than the regular and special quarterly dividends for 2009 and the regular quarterly dividends for 2010;

          4.22.6. redeemed, purchased or otherwise acquired or disposed of any of its capital stock, partnership or membership interests or other ownership interests, as applicable, other than any such capital stock, partnership or membership interests or other ownership interests held by another IESI-BFC Entity;

          4.22.7. increased its Indebtedness in any material respect, or made any material loan or advance to any Person, except in the Ordinary Course;

          4.22.8. cancelled or waived any material debts, material claims or material rights of value, except in the Ordinary Course;

          4.22.9. made any change in methods, principles or practices of accounting or auditing other than as required by Canadian or U.S. GAAP;

          4.22.10. conducted its business or entered into any material transaction, except in the Ordinary Course;

          4.22.11. suffered any material damage, destruction or loss, whether or not covered by insurance;

          4.22.12. made any material changes in the compensation, commission, bonus, benefits, pension or other direct or indirect remuneration payable or to become payable to its directors, managers, officers, employees, independent contractors or agents, including any improvements to severance or termination pay, except (i) as required by Law, or (ii) salary increases in the Ordinary Course;

          4.22.13. effected any revaluing of any of the assets or liabilities of the IESI-BFC Business, including writing up, writing down or writing off the value of inventory, accounts receivable or Intellectual Property, except for any such revaluing in the Ordinary Course or which, individually or in the aggregate, is immaterial to the IESI-BFC Business;

          4.22.14. become subject to any material labor dispute or, to IESI-BFC's Knowledge, threatened material labor dispute involving the employees of any IESI-BFC Entity or the IESI-BFC Business;

          4.22.15. changed in any material respect the methods or procedures for billing or collection of customer accounts or recording of customer accounts receivable or reserves for doubtful accounts; or

          4.22.16. authorized or made a commitment, whether or not in writing, to do any of the foregoing.

          Since January 1, 2009, there has been no Material Adverse Effect in the IESI-BFC Entities or the IESI-BFC Business.

4.23 No Broker's or Finder's Fees

        Other than as set forth in Section 4.23 of the IESI-BFC Disclosure Letter, no agent, broker, investment bank or other Person acting or purporting to act on behalf of any of the IESI-BFC Entities is, or will be, entitled to any commission or broker's or finder's fee respecting the Transactions from any of the IESI-BFC Entities or the WSI Entities.

4.24 Registration Statement Disclosure

        As of the date of its filing with the SEC, the date it becomes effective under the U.S. Securities Act and as of the Closing Date, the Registration Statement will contain full, true and plain disclosure of all material facts relating to the IESI-BFC Business and the IESI-BFC Entities and will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading, with respect to the IESI-BFC Business or the IESI-BFC Entities.

4.25 Merger Sub

        Merger Sub was formed solely to effectuate the Transactions and has no operations, assets or liabilities other than as a result of its entry into this Agreement. At the Effective Time, IESI-BFC will cause Merger Sub to merge into WSI.

Article V

OTHER COVENANTS OF THE PARTIES

5.1   Conduct of WSI Business

        Except as contemplated in this Agreement or with the prior written consent of IESI-BFC, during the period from the date hereof to the Closing Date, WSI shall (i) cause the WSI Business to be carried on only, and shall ensure that the WSI Entities do not take any action except, in the Ordinary Course (provided that actions required in connection with WSI's obligation to file a registration statement on Form S-4 with respect to its Senior Subordinated Notes shall not be deemed to be outside the Ordinary Course); (ii) cause each WSI Entity to use its commercially reasonable efforts to preserve intact its business organization and its present relationships with customers, suppliers, landlords and other Persons with which it may have significant business relationships and to keep available the services of its current officers, employees and consultants; and (iii) ensure that none of the WSI Entities, directly or indirectly, do, authorize, agree or commit to do any of the following:

          5.1.1. modify, amend or otherwise change, or take any action in contravention of, its certificate of incorporation or by-laws or equivalent organizational documents or governing documents;

          5.1.2. enter into any merger, consolidation, business combination, joint venture or other material corporate transaction;

          5.1.3. (i) issue (other than pursuant to the terms of convertible securities disclosed in Schedule 3.4 hereto), sell, dispose of, pledge or encumber any shares of its capital stock of any class or its partnership or membership interests or other ownership interests, as applicable, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of its capital stock or its partnership or membership interests or any other ownership interests, as applicable, of it, or (ii) sell, dispose of, pledge or encumber any of its assets, tangible or intangible, unless in the case of this clause (ii) any such disposition is in the Ordinary Course and involves, individually or in the aggregate for all of the WSI Entities, aggregate fair value not in excess of $1,000,000;

          5.1.4. purchase or otherwise acquire (including, for cash or securities, by merger, consolidation, or acquisition of securities or assets) any business or any interest in any Person, or make any investment either by purchase of securities, contributions of capital or property transfer, unless any such purchase or other acquisition is in the Ordinary Course and involves aggregate consideration not in excess of $1,000,000;

          5.1.5. incur any Indebtedness (including any refinancing of existing Indebtedness) or guarantee or endorse or otherwise as an accommodation become responsible for, the obligations of any Person, or make any loans or advances, other than pursuant to WSI's senior credit facilities existing on the date hereof as necessary to meet ordinary working capital requirements, Indebtedness incurred in the Ordinary Course or liabilities under Contracts entered into in the Ordinary Course, provided that this Section 5.1.5 shall not restrict any action required in connection with WSI's obligation to file a Registration Statement on Form S-4 with respect to its Senior Subordinated Notes;

          5.1.6. declare, set aside, make or pay any dividend or any other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or partnership or membership interests or other ownership interests, other than to another WSI Entity;

          5.1.7. reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, partnership or membership interests or other ownership interests as applicable, other than any of such capital stock, partnership or membership interest or other ownership interest held entirely by another WSI Entity;

          5.1.8. make any capital expenditures, other than capital expenditures that are (i) in the ordinary course of carrying on the WSI Business or used for ordinary repairs necessary to maintain its property and facilities, or (ii) less than $250,000 individually or less than $500,000 in the aggregate for all WSI Entities;

          5.1.9. enter into, amend, terminate, surrender, disclaim, assign or sublet any Material Contract with a value in excess of $1,000,000 annually, or any material lease relating to a Leased Real Property;

          5.1.10. sell, assign, convey or otherwise dispose of any assets of the WSI Entities outside of the Ordinary Course;

          5.1.11. increase the compensation, commission, bonus, benefits, pension or other direct or indirect remuneration payable or to become payable to its directors, managers, officers, employees (other than in the Ordinary Course), or grant or agree to grant any severance or termination pay to, or enter into any employment or severance agreement with any such Persons (other than in the Ordinary Course), or establish, adopt, enter into or amend or take any action to accelerate any rights or benefits under any collective bargaining, bonus, incentive, profit share, trust, compensation, stock option, restricted stock, pension, retirement, supplemental retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any such Persons, except as required by Law or the terms of an existing Contract or incur any withdrawal liability (within the meaning of Section 4201 of ERISA);

          5.1.12. change its fiscal year or make any material change in its accounting policies or procedures, unless required under U.S. GAAP or otherwise required by Law;

          5.1.13. permit present insurance policies or other comparable insurance coverage to lapse;

          5.1.14. adopt any plan or proposal for a complete or partial liquidation or dissolution or any reorganization or recapitalization or commence any case, proceeding or action seeking relief under any existing or future Laws relating to bankruptcy, insolvency, conservatorship or relief of debtors;

          5.1.15. take or permit to be taken, any action that would prevent the WSI Business as it currently exists, from continuing on an ongoing basis in all material respects;

          5.1.16. settle or compromise any material liability for Taxes;

          5.1.17. make or change any material Tax election or file an amended Tax Return that would affect any of the WSI Entities in any material respect in relation to a prior period or surrender any right to claim a material refund of Taxes;

          5.1.18. take any action which if it had been taken immediately prior to the date hereof would have resulted in a breach of a representation or warranty under Article III; or

          5.1.19. take any action which would reasonably be expected to delay or hinder the ability of WSI to consummate the Transactions or to fulfill its obligations set forth herein or impair the ability of WSI to obtain the approval of the holders of WSI Common Stock of WSI Stockholders Approval Matters.

5.2   Conduct of IESI-BFC Business

          5.2.1. Except as contemplated in this Agreement or with the prior written consent of WSI, during the period from the date hereof to the Closing Date, IESI-BFC shall (i) cause the IESI-BFC Business to be carried on only, and shall ensure that the IESI-BFC Entities do not take any action except, in the Ordinary Course; (ii) cause each IESI-BFC Entity to use its commercially reasonable efforts to preserve intact its business organization and its present relationships with customers, suppliers, landlords and other Persons with which it may have significant business relationships and to keep available the services of its current officers, employees and consultants; and (iii) ensure that none of the IESI-BFC Entities, directly or indirectly, do, authorize, agree or commit to do any of the following:

            5.2.1.1. enter into any merger, consolidation, business combination, joint venture or other material corporate transaction with any Person except Permitted Acquisitions;

            5.2.1.2. purchase or otherwise acquire (including for cash or securities, by merger, consolidation, or acquisition of securities or assets) any business or any interest in any Person or any property or assets, or make any investment either by purchase of stock or securities, contributions of capital or property transfer, unless such purchase or acquisition is in the Ordinary Course and involves, individually or in the aggregate for all IESI-BFC Entities, aggregate consideration not in excess of $25,000,000 ("Permitted Acquisitions");

            5.2.1.3. declare, set aside, make or pay any dividend or any other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or partnership or membership interests or other ownership interests, other than to another IESI-BFC Entity and other than the regular and special quarterly dividends for 2009 and the regular quarterly dividends for 2010.

            5.2.1.4. reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock partnership or membership interests or other ownership interests as applicable, other than any such capital stock, partnership or membership interests or other ownership interests held entirely by another IESI-BFC Entity;

            5.2.1.5. sell, assign, convey or otherwise dispose of all or substantially all of the assets of IESI-BFC and its Subsidiaries;

            5.2.1.6. adopt any plan or proposal for a complete or partial liquidation or dissolution or any reorganization or recapitalization, or commence any case, proceeding or action seeking relief under any existing or future Laws relating to bankruptcy, insolvency, conservatorship or relief of debtors;

            5.2.1.7. take any action which if it had been taken immediately prior to the date hereof would have resulted in a breach of a representation or warranty under Article IV; or

            5.2.1.8. take any action which would reasonably be expected to delay or hinder the ability of IESI-BFC to consummate the Transactions or fulfill its obligations set forth herein.

5.3   Coordination

        During the period from the date hereof to the Closing Date:

          5.3.1. subject to any applicable competition and antitrust Laws, the Parties shall use commercially reasonable efforts to confer and discuss, from time to time and as reasonably requested by any of them, regarding the conduct of the WSI Business and the IESI-BFC Business, provided however that the Parties will not share any competitively sensitive information;

          5.3.2. WSI agrees to notify IESI-BFC promptly of any event after the date hereof (i) which would reasonably be expected to result in a breach of any representation or warranty under Article III or a Material Adverse Effect in the WSI Entities or the WSI Business, or (ii) which would reasonably be expected to delay or impede the ability of WSI to consummate the Transactions or to fulfill its obligations set forth herein;

          5.3.3. IESI-BFC agrees to notify WSI promptly of any event after the date hereof (i) which would reasonably be expected to result in a breach of any representation or warranty under Article IV or a Material Adverse Effect in the IESI-BFC Entities or the IESI-BFC Business, or (ii) which would reasonably be expected to delay or impede the ability of IESI-BFC to consummate the Transactions or to fulfill its respective obligations set forth herein; and

          5.3.4. in addition to the foregoing, the Parties agree to notify each other promptly of the following (i) any notice or communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, (ii) any notice or other communication from any Governmental Authority in connection with the Transactions, and (iii) any Actions commenced, or to WSI's Knowledge or IESI-BFC's Knowledge, threatened that relate to the Transactions or that would be material to the IESI-BFC Entities or the WSI Entities.

5.4   Regulatory Approvals; Consents; Actions; Etc.

          5.4.1. Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties shall use commercially reasonable efforts to take, or cause its Subsidiaries to take, all actions (and to refrain from taking, or cause its Subsidiaries to refrain from taking, any inconsistent actions), and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things (and to refrain from doing, or to cause its Subsidiaries to refrain from doing, any inconsistent things) necessary, proper or advisable to consummate and make effective, in a timely manner, the Merger and the Transactions, including (i) seeking all consents, approvals or waivers from third parties in connection with the Transactions, including those of which the failure to obtain would result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or create, give rise to or change any rights or obligations of any Person under, or result in the creation of an encumbrance of any property or asset of the Parties pursuant to any note, bond, mortgage, indenture, contract, agreement, lease license, permit, franchise or other instrument or obligation, (ii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions, including seeking to have any stay or temporary restraining or interim order entered by any court or other Governmental Authority lifted, mitigated, rescinded, vacated or reversed, (iii) the carrying out of the terms of the Merger applicable to it and (iv) the execution and delivery of any additional instrument necessary to consummate the Transactions and to fully carry out the purposes of this Agreement and the Merger.

          5.4.2. Upon the terms and subject to the conditions set forth in this Agreement, each of the Parties shall use its best efforts to take, or cause its Subsidiaries to take, all actions (and to refrain from taking, or cause its Subsidiaries to refrain from taking, any inconsistent actions), and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things (and to refrain from doing, or to cause its Subsidiaries to refrain from doing, any inconsistent things) necessary, proper or advisable to obtain any Regulatory Approval as soon as practicable and as required within the timeframes set forth under applicable Laws; provided, that neither IESI-BFC nor any of its Subsidiaries shall, in connection with any Regulatory Approval, be required to (and WSI shall not, without the prior written consent of IESI-BFC) enter into any settlement, undertaking, consent, decree, stipulation or other agreement with any Governmental Authority or take any action or agree to take any action that requires, or would require, IESI-BFC or WSI or their respective Subsidiaries to (a) sell, divest or otherwise dispose of any assets, licenses or business, that, individually or in the aggregate, would reasonably be expected to constitute a Material Divestiture, or (b) take or agree to take any other action, or agree to any limitation or condition that would reasonably be expected to have, individually or in the aggregate, an adverse effect in any material respect on its business, assets, properties or condition (financial or otherwise) taken as a whole.

          5.4.3. If an applicable Governmental Authority notifies one or more of the Parties that it will require remedies, restrictions or limitations in order to grant an applicable competition or antitrust Regulatory Approval that are not on terms and conditions consistent with the limitations in Section 5.4, then the Parties shall negotiate in good faith to adjust the Conversion Number or make such other amendments to this Agreement as the Parties may deem advisable with a view to seeking to complete a business combination between them.

5.5   Access

          5.5.1. WSI shall permit IESI-BFC (including its Representatives) to have reasonable access during regular business hours to the premises and the books and records of the WSI Entities, and shall furnish IESI-BFC with such financial, environmental and operating data and other information with respect to the WSI Business and the WSI Entities as IESI-BFC shall from time to time reasonably request. The representations and warranties of WSI and any remedies for breaches thereof shall not be affected by any investigation by, or knowledge of, IESI-BFC.

          5.5.2. IESI-BFC shall permit WSI (including its Representatives) to have reasonable access during regular business hours to the premises and the books and records of the IESI-BFC Entities, and shall furnish WSI with such financial, environmental and operating data and other information with respect to the IESI-BFC Business and IESI-BFC Entities as WSI shall from time to time reasonably request. The representations and warranties of IESI-BFC and any remedies for breaches thereof shall not be affected by any investigation by, or knowledge of, WSI.

          5.5.3. Without limiting the provisions of Sections 5.5.1 and 5.5.2, (a) not later than 5:00 p.m. (Toronto time) on the date that is seven (7) Business Days after the date of this Agreement, (i) IESI-BFC shall deliver the IESI-BFC Disclosure Letter to WSI, and (ii) WSI shall deliver the WSI Disclosure Letter to IESI-BFC, and (b) during the period from the date hereof until 5:00 pm (Toronto time) on the date that is 30 days after the date of this Agreement (the "Due Diligence Period") (A) IESI-BFC shall be entitled to conduct a due diligence review of the WSI Entities and the WSI Business, and (B) WSI shall be entitled to conduct a due diligence review of the IESI-BFC Entities and the IESI-BFC Business. If, during the Due Diligence Period, IESI-BFC acting reasonably and in good faith identifies in connection with its due diligence review or its review of the WSI Disclosure Letter any fact or circumstance (whether or not disclosed in applicable securities filings or other public disclosure) that it determines (1) to be adverse in any material respect to a purchaser of the WSI Entities and the WSI Business, taken as a whole, or (2) would materially reduce or frustrate the benefits IESI-BFC expects to obtain from the Transactions, then IESI-BFC may elect to terminate this agreement pursuant to Section 7.4.1(i) by providing written notice to WSI together with a written explanation of such matter prior to the end of the Due Diligence Period. If, during the Due Diligence Period, WSI acting reasonably and in good faith identifies in connection with its due diligence review or its review of the IESI-BFC Disclosure Letter any fact or circumstance (whether or not disclosed in applicable securities filings or other public disclosure) that it determines (1) to be adverse in any material respect to an investor in IESI-BFC Entities and the IESI-BFC Business, taken as a whole, or (2) would materially reduce or frustrate the benefits WSI expects to obtain from the Transactions, then WSI may elect to terminate this agreement pursuant to Section 7.4.1(i) by providing written notice to IESI-BFC together with a written explanation of such matter prior to the end of the Due Diligence Period. Notwithstanding the foregoing, neither Party may exercise the termination right provided in this Section 5.5.3 with respect to any matter occurring after the date hereof constituting or resulting from any of the matters referred to in clauses (i) through and including clause (xi) in the definition of "Material Adverse Effect" subject to the proviso following clause (xi) of such definition. The WSI Disclosure Letter and the IESI-BFC Disclosure Letter shall be prepared and delivered in accordance with the following requirements: (a) the disclosure letters shall be in a form and provide content that is customary for disclosure letters in public mergers and acquisitions transactions; (b) each disclosure contained therein shall clearly identify the specific representation and warranty it is intended to qualify and shall also qualify any other representations and warranties to which the relevance of such disclosure is reasonably apparent; and (c) the disclosures shall describe the applicable exception to the representation and warranty in sufficient specificity, scope and detail to provide the recipient a reasonable understanding of the nature and scope of the exception.

          5.5.4. Notwithstanding any other provision of this Agreement, during the period from the date hereof to the Closing Date, WSI (including its Representatives), on one hand, and IESI-BFC (including its Representatives), on the other hand, shall (subject to the prior consent of the other Party, not to be unreasonably withheld or delayed) be permitted to contact any Governmental Authority to obtain relevant environmental information with respect to the IESI-BFC Business and the WSI Business, respectively. WSI and IESI-BFC shall reasonably cooperate and coordinate with each other in respect of such contact with any Governmental Authority.

          5.5.5. The Parties acknowledge and agree that the access to information provisions of this Section 5.5 are subject to applicable competition and antitrust Laws.

5.6   Non-Solicitation

          5.6.1. Except as otherwise expressly provided in this Section 5.6 and in Section 5.7, WSI shall not, directly or indirectly, through any Person, and shall cause its Subsidiaries not to: (i) solicit, assist, initiate, knowingly encourage or otherwise facilitate any inquiries or proposals, whether publicly or otherwise, regarding, constituting or that may reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, continue or participate in any discussions or negotiations with, furnish any information relating to WSI or any of its Subsidiaries or offer or provide access to the business, properties, assets, books or records of WSI or any of its Subsidiaries or otherwise cooperate in any way with, any proposals or offers or any other efforts or attempts that constitute, or may reasonably be expected to lead to, an Acquisition Proposal, (iii) withdraw, qualify or modify (or propose to do so), the approval of the board of directors of WSI of this Agreement, (iv) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of more than three (3) Business Days shall be considered to be a violation of this Section 5.6) or (v) accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal; provided that nothing contained in this Agreement shall prevent the board of directors of WSI, during the period commencing on the date hereof and ending prior to obtaining approval of the WSI Stockholder Approval Matters, from entering into an agreement (subject to compliance with Section 7.4.1(e) and Section 5.8) or engaging in discussions or negotiations with or furnishing information to (subject to compliance with Section 5.6.4) any Person who has made a written Acquisition Proposal that the board of directors of WSI determines in good faith after consultation with its financial advisors and its outside counsel would be reasonably likely to lead to a Superior Proposal. Notwithstanding clauses (iii) and (iv) of this Section 5.6.1, at any time prior to obtaining the requisite approval of the WSI Stockholder Approval Matters, and subject to compliance with Section 5.6.3, the board of directors of WSI may modify or withdraw its recommendation of this Agreement (a "WSI Recommendation Change") if the board of directors of WSI has determined in good faith (after consultation with its legal and financial advisors) that failure to effect a WSI Recommendation Change could reasonably be determined to be inconsistent with its fiduciary duties under applicable Law; provided that WSI shall not be relieved of its obligation to call and hold the WSI Stockholders Meeting and the vote on the WSI Stockholder Approval Matters except in circumstances where this Agreement has been terminated in accordance with its terms.

          5.6.2. WSI shall, and shall cause its Subsidiaries and the officers, directors, employees, Representatives and agents of WSI and its Subsidiaries to, immediately terminate any existing discussions or negotiations with any parties (other than IESI-BFC) with respect to any proposal or matter that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal. WSI agrees not to release (or waive or otherwise forbear in the enforcement of) any third party (other than IESI-BFC) from any existing or subsequent confidentiality agreement (including, for greater certainty, any standstill provisions); provided that the foregoing shall not prevent the board of directors of WSI from considering and accepting any Superior Proposal that might be made by any such third party if the provisions of this Agreement are complied with. WSI represents and warrants that it has not waived any existing standstill provisions contained in a confidentiality agreement or otherwise for any Person, other than IESI-BFC. WSI shall promptly request the return or destruction of all information provided to any third party which, at any time since November 1, 2007, has entered into a confidentiality agreement with WSI relating to a potential Acquisition Proposal to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured in accordance with the terms of such agreement.

          5.6.3. WSI shall promptly (and in any event within 24 hours) notify IESI-BFC of (i) any Acquisition Proposal or inquiry that could reasonably be expected to lead to an Acquisition Proposal, in each case received after the date hereof, of which any of its directors or officers are or become aware, (ii) any amendments to the foregoing, (iii) any request for non-public information relating to WSI or any of its Subsidiaries in connection with an Acquisition Proposal or inquiry that could reasonably be expected to lead to an Acquisition Proposal, (iv) for access to the properties, books or records of WSI or any of its subsidiaries by any person that informs WSI or such Subsidiary that it is considering making, or has made, an Acquisition Proposal and any amendment thereto. Any such notice shall include the identity of the Person making the Acquisition Proposal or inquiry and a description of the material terms and conditions of any such Acquisition Proposal or amendment or inquiry (and a copy thereof, if in writing). WSI shall keep IESI-BFC informed of any change to the material terms of any such Acquisition Proposal (as amended, if applicable) or inquiry.

          5.6.4. If at any time following the date of this Agreement and prior to obtaining the requisite approval of the WSI Stockholder Approval Matters, WSI receives a request for material non-public information from a Person who is not subject to an existing confidentiality agreement and who proposes an Acquisition Proposal and the board of directors of WSI determines in good faith after consultation with its financial advisors and its outside counsel that such proposal would be reasonably likely to lead to a Superior Proposal, then, and only in such case, the board of directors of WSI may provide such Person with access to information regarding WSI, subject to the execution by such Person of a confidentiality agreement having confidentiality, standstill and other terms no more favorable to such Person than the equivalent terms of the Confidentiality Agreement, provided that IESI-BFC is promptly provided with a list and copies of all information provided to such Person not previously provided to IESI-BFC and is promptly provided with access to information similar to that which was provided to such Person and is promptly and regularly provided with a reasonably detailed description of the content and status of the discussions with such Person.

          5.6.5. WSI shall ensure that its officers and directors and those of its Subsidiaries and any financial or other advisors or Representatives retained by it are aware of the provisions of this Section 5.6 and it shall be responsible for any breach of this Section 5.6 by any such Person or its advisors or Representatives.

5.7   Right to Match

          5.7.1. Subject to Section 5.7.2, WSI covenants that it will not accept, approve, recommend (or change or withdraw its recommendation relating to the Agreement, except in the circumstances set forth in the last sentence of Section 5.6.1) or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality agreement permitted by Section 5.6.4) unless:

    (a)
    an Acquisition Proposal has been made that the board of directors of WSI determines in good faith after consultation with its financial advisors and outside legal counsel constitutes a Superior Proposal;

    (b)
    WSI has complied with its obligations under Section 5.6 and the other provisions of Section 5.7 and has provided IESI-BFC with a copy of the Superior Proposal (together with a written notice from the board of directors of WSI regarding the value and financial terms that the board of directors of WSI has in consultation with its financial advisors determined should be ascribed to any non-cash consideration offered under the said Superior Proposal);

    (c)
    a period (the "Response Period") of three (3) Business Days shall have elapsed from the date on which IESI-BFC received written notice from the board of directors of WSI that the board of directors of WSI determined, subject only to compliance with this Section 5.7, to accept, approve, recommend or enter into a binding agreement to proceed with the Superior Proposal;

    (d)
    if IESI-BFC has proposed to amend the terms of this Agreement in accordance with Section 5.7.2, the board of directors of WSI shall have determined that the Acquisition Proposal continues to constitute a Superior Proposal after taking into account the amendments; and

    (e)
    WSI shall have terminated this Agreement pursuant to Section 7.4.1(e) and shall have paid the fees prescribed by Section 5.8.

          5.7.2. During the Response Period, IESI-BFC will have the right, but not the obligation, to offer to amend the terms of this Agreement. The board of directors of WSI will review any such proposal by IESI-BFC to amend the terms of the Agreement, including an increase in, or modification of, the consideration to be received by the holders of WSI Common Stock, to determine whether the Acquisition Proposal to which IESI-BFC is responding would be a Superior Proposal when assessed against the Agreement as it is proposed by IESI-BFC to be amended. If the board of directors of WSI does not so determine, the board of directors of WSI will promptly reaffirm its recommendation of the transactions contemplated under this Agreement. If the board of directors of WSI does so determine, WSI may approve, recommend, accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

          5.7.3. Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the holders of WSI

  Common Stock shall constitute a new Acquisition Proposal for the purposes of this Section 5.7 and IESI-BFC shall be afforded a new Response Period in respect of each such Acquisition Proposal.

          5.7.4. If the Response Period would not terminate before the date fixed for the WSI Stockholders Meeting, WSI shall adjourn the WSI Stockholders Meeting to a date that is at least one (1) Business Day after the expiration of the Response Period.

5.8   Agreement as to Damages

          5.8.1. Notwithstanding any other provision hereof relating to the payment of fees or expenses (including Section 5.16), including the payment of brokerage fees, if:

    (a)
    the Agreement is terminated either by IESI-BFC or by WSI pursuant to Section 7.4.1(a) in circumstances where the Agreement and Merger did not receive the requisite approval at the WSI Stockholders Meeting (as contemplated in Section 6.1.5), but only if prior to the WSI Stockholders Meeting an Acquisition Proposal shall have been made to the holders of WSI Common Stock or any Person shall have publicly announced an intention to make an Acquisition Proposal, and within twelve months of termination of this Agreement, any Person or company either (a) acquires, directly or indirectly, more than 50% of the issued and outstanding WSI Common Stock or consolidated assets of WSI or (b) enters into a definitive agreement to acquire, directly or indirectly, more than 50% of the issued and outstanding WSI Common Stock or consolidated assets of WSI; or

    (b)
    IESI-BFC shall have terminated this Agreement pursuant to Section 7.4.1(b) on the basis of any intentional breach of this Agreement by WSI; or

    (c)
    IESI-BFC shall have terminated this Agreement pursuant to Section 7.4.1(d); or

    (d)
    WSI shall have terminated this Agreement pursuant to Section 7.4.1(e);

          then WSI shall pay, or cause to be paid, to IESI-BFC (or as IESI-BFC may direct by notice in writing), within two (2) Business Days of the first to occur of the foregoing, the amount of $11,000,000 plus an amount equal to the aggregate of all out-of-pocket costs up to a maximum of $3,500,000 for professional and advisory services and other expenses reasonably incurred by IESI-BFC in connection with the Transactions and the preparations therefor to the date of termination (the amount of such expenses to be confirmed by IESI-BFC in writing in reasonable detail) (collectively, the "IESI-BFC Termination Fee" and the aggregate of all such out-of-pocket costs, the "IESI-BFC Expense Reimbursement Amount") less any amounts actually paid by WSI to IESI-BFC pursuant to Section 5.8.2, if any, in immediately available funds to an account designated by IESI-BFC. Notwithstanding any other provision hereof relating to the payment of fees or expenses (including Section 5.16), including the payment of brokerage fees, if WSI shall have terminated this Agreement pursuant to Section 7.4.1(c) on the basis of any intentional breach of this Agreement by IESI-BFC, then IESI-BFC shall pay, or cause to be paid, to WSI (or as WSI may direct by notice in writing), within two (2) Business Days of such termination, the amount of $11,000,000 plus all out-of-pocket costs up to a maximum of $3,500,000 for professional and advisory services and other expenses reasonably incurred by WSI in connection with the Transactions and the preparations therefor to the date of termination (the amount of such expenses to be confirmed by WSI in writing in reasonable detail) (collectively, the "WSI Termination Fee" and the aggregate of all such out-of-pocket costs, the "WSI Expense Reimbursement Amount") less any amounts actually paid by IESI-BFC to WSI pursuant to Section 5.8.3, in immediately available funds to an account designated by WSI. Each Party acknowledges that the payment of the $11,000,000 amount set out in this Section 5.8.1 is a payment of liquidated damages that is a genuine pre-estimate of the minimum damages that the Party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and is not a penalty. Each Party irrevocably waives any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. Each of the Parties further acknowledges the difficulty in estimating such damages, which are based in part on the loss of opportunities which will arise as a result of the event giving rise to such damages and the resultant failure of the Closing to occur on the termination of this Agreement. Because of this difficulty, the Parties have made a genuine pre-estimate of the minimum amount of damages which will be suffered and have reserved the right to make claims for additional damages if actual damages exceed the estimated amounts.

          5.8.2. If this Agreement has been terminated by WSI pursuant to Section 7.4.1(j) for failure to obtain the WSI Fairness Opinion, by WSI pursuant to Section 7.4.1(h) or by IESI-BFC pursuant to:

    (a)
    Section 7.4.1(a) or Section 7.4.1(h) in circumstances where the Agreement or the Merger did not receive the requisite approval at the WSI Stockholders Meeting (as contemplated in Section 6.1.5);

    (b)
    Section 7.4.1(b) on the basis of a breach by WSI of this Agreement (other than an intentional breach thereof); or

    (c)
    Section 7.4.1(j) because WSI has failed to obtain the WSI Fairness Opinion,

          then WSI shall, within two (2) Business Days following the termination of this Agreement, pay to IESI-BFC (or as IESI-BFC shall direct) the IESI-BFC Expense Reimbursement Amount in immediately available funds to an account designated by IESI-BFC.

          5.8.3. If this Agreement has been terminated by IESI-BFC pursuant to Section 7.4.1(j) for failure to obtain the IESI-BFC Fairness Opinion or WSI pursuant to:

    (a)
    Section 7.4.1(c) on the basis of a breach by IESI-BFC of this Agreement (other than an intentional breach thereof); or

    (b)
    Section 7.4.1(j) because IESI-BFC has failed to obtain the IESI-BFC Fairness Opinion,

          then IESI-BFC shall, within two (2) Business Days following the termination of this Agreement, pay to WSI (or as WSI shall direct) the WSI Expense Reimbursement Amount in immediately available funds to an account designated by WSI.

5.9   Injunctive Relief and Specific Performance

          5.9.1. Subject to the following sentence, upon termination of this Agreement under circumstances where IESI-BFC is entitled to the IESI-BFC Termination Fee or the IESI-BFC Expense Reimbursement Amount, as applicable, and such fee has been paid in full, IESI-BFC shall, subject to Section 5.16 (and, if applicable, the entitlement to receive the balance of the IESI-BFC Termination Fee contemplated by Section 5.8.1(a) if the IESI-BFC Expense Reimbursement Amount is paid first), be precluded from any other remedy against WSI, at law or in equity or otherwise and IESI-BFC shall not seek to obtain any recovery, judgment or damages of any kind, including consequential, indirect or punitive damages, against WSI or any of its directors, officers, employees, partners, stockholders or affiliates in connection with this Agreement or the transactions contemplated hereby. Notwithstanding the payment of the IESI-BFC Termination Fee or the IESI-BFC Expense Reimbursement Amount, as applicable, IESI-BFC shall retain all other remedies it may have at law or in equity against WSI or any other Person for any action, cause of action, suit, proceeding, claim or damages relating to any intentional breach by WSI of this Agreement, provided that the amount of any additional damages otherwise recoverable from WSI shall reflect payment of the IESI-BFC Termination Fee or the IESI-BFC Expense Reimbursement Amount, as applicable, so that there is no double recovery.

          5.9.2. Subject to the following sentence, upon termination of this Agreement under circumstances where WSI is entitled to the WSI Termination Fee or the WSI Expense Reimbursement Amount, as applicable, and such fee has been paid in full, WSI shall, subject to Section 5.16, be precluded from any other remedy against IESI-BFC, at law or in equity or otherwise and WSI shall not seek to obtain any recovery, judgment or damages of any kind, including consequential, indirect or punitive damages, against IESI-BFC or any of its directors, officers, employees, partners, stockholders or affiliates in connection with this Agreement or the transactions contemplated hereby. Notwithstanding the payment of the WSI Termination Fee or the WSI Expense Reimbursement Amount, as applicable, WSI shall retain all other remedies it may have at law or in equity against IESI-BFC or any other Person for any action, cause of action, suit, proceeding, claim or damages relating to any intentional breach by IESI-BFC of this

  Agreement, provided that the amount of any additional damages otherwise recoverable from IESI-BFC shall reflect payment of the WSI Termination Fee or the WSI Expense Reimbursement Amount, as applicable, so that there is no double recovery.

          5.9.3. Despite Section 5.8, but subject to Sections 5.9.1 and 5.9.2, the Parties acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any Party and that such breach would cause the non-breaching Party irreparable harm. The Parties agree that, in the event of any breach or threatened breach of this Agreement by one of the Parties, the non-breaching Party will be entitled to obtain equitable relief, including injunctive relief and specific performance of any such covenants or agreements (including the obligation of the Parties to effect the Closing and of IESI-BFC to cause Merger Sub to effect the Closing), without the necessity of posting bond or security in connection therewith, and the Parties shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at law. Subject to Sections 5.9.1 and 5.9.2, such remedies will not be the exclusive remedies for any breach of this Agreement, but will be in addition to all other remedies available at law or equity to each of the Parties.

5.10 Registration Statement

        Each of WSI, IESI-BFC and Merger Sub shall use reasonable best efforts to take or cause to be taken such actions as may be required to be taken under the U.S. Securities Act, the U.S. Exchange Act, any other federal securities Laws, any applicable state securities or "blue sky" Laws and any stock exchange requirements in connection with the Merger and the other transactions contemplated by this Agreement, including in connection with preparation and delivery of the Registration Statement. In connection with the Merger and the WSI Stockholders Meeting, WSI and IESI-BFC shall cooperate in the filing of the Registration Statement as promptly as practicable and shall use reasonable best efforts to respond to the comments of the SEC and have the Registration Statement declared effective by the SEC under the U.S. Securities Act and thereafter to cause the proxy statement/prospectus for the WSI Stockholders Meeting to be mailed to WSI stockholders all as promptly as reasonably practicable and use all reasonable efforts to keep the Registration Statement effective as long as reasonably necessary to consummate the Merger; provided, however, that prior to the filing of the Registration Statement (and any amendments), the Parties shall consult with each other Party with respect to such filings and shall afford each other Party and its Representatives reasonable opportunity to comment thereon. Each Party shall provide any other Party with any information for inclusion in the Registration Statement which may be required under applicable Law or which is reasonably requested by each other Party. Each Party shall notify each other Party of the receipt of comments of the SEC and of any request from the SEC for amendments or supplements to the Registration Statement or for additional information, and will promptly supply to such other Party copies of all correspondence between such Party or its Representatives, on the one hand, and the SEC or members of its staff, on the other hand, with respect to the Registration Statement or the Merger. Each of WSI, IESI-BFC and Merger Sub shall use reasonable best efforts to resolve all SEC comments with respect to the Registration Statement and any other required filings as promptly as practicable after receipt thereof. Each of WSI, IESI-BFC and Merger Sub agree to correct any information provided by it for use in the Registration Statement which shall have become false or misleading in any material respect. Each Party will promptly notify the other Parties if at any time prior to the WSI Stockholders Meeting any event should occur which is required by applicable Law to be set forth in an amendment of, or a supplement to, the Registration Statement. In such case, the Parties will cooperate to promptly prepare and file such amendment or supplement with the SEC to the extent required by applicable Law and will mail such amendment or supplement to WSI stockholders to the extent required by applicable Law; provided, however, that prior to such filing, each Party shall consult with each other Party with respect to such amendment or supplement and shall afford each such Party and its Representatives reasonable opportunity to comment thereon. Notwithstanding the forgoing, no Party shall have any obligation to notify the other Parties of any matters to the extent that its board of directors or any committee thereof determines in good faith, after consultation with its outside legal counsel, that to do so would be inconsistent with the directors' exercise of their fiduciary obligations to its stockholders (or stockholders) under applicable Law.

5.11 WSI Credit Facility and WSI Senior Subordinated Notes

          5.11.1. WSI shall cooperate with and assist IESI-BFC in refinancing WSI's senior secured credit facilities, including without limitation, by using its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or appropriate to obtain and consummate such refinancing on the Closing Date, including without limitation, assisting with the preparation of documents, participating in meetings, and preparing and participating in a roadshow.

          5.11.2. WSI shall cooperate with and assist IESI-BFC in planning and preparing to make an offer to purchase, a redemption of, or taking such other action with respect to, WSI's Senior Subordinated Notes due 2014 (the "Senior Subordinated Notes"), which IESI-BFC in consultation with WSI shall deem to be advisable and appropriate. WSI shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or appropriate to assist IESI-BFC in such efforts, including without limitation, assisting with the preparation of documents and participating in meetings.

          5.11.3. WSI shall keep IESI-BFC reasonably informed with respect to the status of and shall consult with IESI-BFC in advance of any filing in connection with its obligation to file a Registration Statement on Form S-4 with respect to its Senior Subordinated Notes, and shall not take any action with respect to, or in furtherance thereof, if such action could delay or interfere with the Closing; provided, that nothing in this clause shall require WSI to breach or violate its obligations under the Purchase Agreement, dated as of September 16, 2009, among WSI and Barclays Capital Inc., as representative of the Initial Purchasers, and the Registration Rights Agreement, dated September 16, 2009, among WSI, as Issuer, and Barclays Capital Inc., as representatives of the Initial Purchasers.

5.12 IESI-BFC Fairness Opinion

          5.12.1. IESI-BFC shall use its commercially reasonable efforts to obtain as promptly as possible after the date hereof and in any event within 30 days after the date hereof an opinion, customary and reasonable in form, scope, content and qualifications, of a nationally recognized investment banking firm to the effect that the Transactions are fair to IESI-BFC (the "IESI-BFC Fairness Opinion"). IESI-BFC shall provide a copy of the IESI-BFC Fairness Opinion to WSI promptly following receipt.

5.13 WSI Fairness Opinion; WSI Stockholders Meeting

          5.13.1. WSI shall use its commercially reasonable efforts to obtain as promptly as possible after the date hereof and in any event within 30 days after the date hereof an opinion, customary and reasonable in form, scope, content and qualifications, of a nationally recognized investment banking firm to the effect that the consideration to be received by the holders of WSI Common Stock pursuant to the Agreement and the Merger is fair to these holders from a financial point of view (the "WSI Fairness Opinion"). WSI shall provide a copy of the WSI Fairness Opinion to IESI-BFC promptly following receipt.

          5.13.2. As soon as practicable following the date hereof, WSI shall take all action necessary under its organizational and governing documents and under all applicable Laws to duly call, give notice of and hold, not later than June 15, 2010, a meeting of its stockholders for the purpose (the "WSI Stockholders Meeting") of voting on the approval and adoption of this Agreement, the Merger and the other transactions contemplated hereby, and any other item of business required by or consented to by IESI-BFC, acting reasonably (the "WSI Stockholder Approval Matters"). In connection with such meeting, WSI will use its commercially reasonable efforts to obtain the necessary approvals of its stockholders of the matters referred to above and such other matters as may be required by the DGCL and will comply with all legal requirements in respect of such meeting, including ensuring that all proxies solicited by it in connection with such are solicited in compliance with all applicable Laws.

          5.13.3. The Registration Statement shall include a copy of the WSI Fairness Opinion and a statement that the board of directors of WSI recommends that the WSI stockholders vote to approve the WSI Stockholder Approval Matters at the WSI Stockholders Meeting (such recommendation of the board of directors of WSI being referred to as the "WSI Board Recommendation"); and subject to Section 5.6.1, the

  WSI Board Recommendation shall not be withdrawn or modified without the prior written consent of IESI-BFC, except following a termination of this Agreement pursuant to Section 7.4.

5.14 Confidentiality; Announcements

          5.14.1. That certain confidentiality agreement dated November 9, 2009, between IESI-BFC and WSI and others regarding the confidentiality obligations of each party thereto (the "Confidentiality Agreement") is hereby ratified and confirmed by the Parties, as applicable, and shall continue in full force and effect until the Closing Date, when it shall terminate.

          5.14.2. From and after the date hereof, WSI shall not (and shall cause the WSI Entities not to) and IESI-BFC shall not (and shall cause the IESI-BFC Entities not to) issue or permit to be issued any media, newspaper, wire service, trade journal or any other public statement, or otherwise disclose or permit to be disclosed any information (except to such Person's Representatives, or in connection with the financing or proposed financing of the Transactions), in each case concerning the Transactions, without the approval of IESI-BFC (in the case of WSI and the WSI Entities) or WSI (in the case of IESI-BFC and the IESI-BFC Entities), except as otherwise provided herein or as may be required by applicable Law or stock exchange requirements, in which case the issuing party shall, where practicable, provide IESI-BFC or WSI, as applicable, in writing, no less than one (1) Business Day prior to such proposed statement, the content of the proposed statement and an opportunity to comment on the statement.

5.15 Consents and Approvals

          5.15.1. WSI shall use its commercially reasonable efforts (including, as soon as practicable, giving any required notices, or making any required filings) to obtain the WSI Consents, including taking or causing to be taken, any and all actions that may be desirable in connection therewith, provided that such actions do not Impair the Transactions.

          5.15.2. IESI-BFC shall use its commercially reasonable efforts (including, as soon as practicable, giving any required notices, or making any required filings) to obtain the IESI-BFC Consents, including taking or causing to be taken, any and all actions that may be desirable in connection therewith, provided that such actions do not Impair the Transactions.

5.16 Expenses

          5.16.1. Subject to Section 5.8, IESI-BFC on the one hand, and WSI on the other hand, shall be responsible for the fees and expenses (including fees and expenses of Representatives) incurred by the IESI-BFC Entities and the WSI Entities, respectively, in connection with the negotiation and finalization of this Agreement and the completion of the Transactions.

          5.16.2. Whether or not the Closing occurs, the filing fees associated with filings under the HSR Act and the Competition Act shall be borne equally by IESI-BFC on the one hand, and WSI on the other hand. If this Agreement is terminated in accordance with Section 7.4, WSI shall pay to IESI-BFC in cash, within ten (10) days after such termination, its share of the costs and expenses referred to in the preceding sentence.

5.17 Further Assurances

        Subject to the terms and conditions of this Agreement, from time to time the Parties agree to take such actions as may be reasonably requested by any other Party, and provide reasonable cooperation to each other in order to carry out the purposes of this Agreement.

5.18 Directors' and Officers' Insurance

          5.18.1. From and after the Effective Time, IESI-BFC shall cause the Surviving Corporation or its relevant Subsidiary, as applicable, to, (i) indemnify, defend and hold harmless, all past and present directors, officers and employees of WSI and its Subsidiaries (in all of their capacities) and all fiduciaries under any WSI Applicable Plans (collectively, the "Indemnified Parties") against any costs, expenses (including attorney's fees and expenses and disbursements), judgments, fines, losses, claims damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Party is or was a director, officer, employee or fiduciary of WSI or any of its Subsidiaries or a fiduciary under any WSI Applicable Plan or is or was serving at the request of WSI or any of its Subsidiaries as a director, officer or employee of any other corporation, limited liability company, partnership, joint venture, trust or other business or non-profit enterprise (including an employee benefit plan) whether asserted or claimed prior to, at or after the Effective Time (including with respect to acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated hereby), and provide advancement of expenses to the Indemnified Parties, in all such cases to the same extent that such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by WSI or its relevant Subsidiary, as applicable, pursuant to WSI's certificate of incorporation, by-laws and indemnification agreements, if any, or by WSI's relevant Subsidiary pursuant to such Subsidiary's certificate of incorporation, by-laws and indemnification agreements of any Subsidiary of WSI, if any, in each case, in existence on the date hereof, (ii) without limitation to clause (i), to the fullest extent permitted by applicable Law, include and cause to be maintained in effect in the Surviving Corporation's (or any successor's) certificate of incorporation and by-laws for a period of six (6) years after the Effective Time, the current provisions regarding limitation of liability of directors, and indemnification of and advancement of expenses to directors, officers and employees of WSI, as contained in the certificate of incorporation and by-laws of WSI and (iii) not settle, compromise or consent to the entry of any judgment in any proceeding or threatened Action (and in which indemnification could be sought by an Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Action or such Indemnified Party otherwise consents in writing, and cooperates in the defense of such proceeding or threatened Action. Prior to the Effective Time, WSI shall and, if WSI is unable to, IESI-BFC shall cause the Surviving Corporation to, obtain and fully pay for "tail" prepaid insurance policies with a claims period of at least six (6) years from and after the Effective Time from an insurance carrier with the same or better rating as WSI's current insurance carrier with respect to directors' and officers' liability insurance and fiduciary insurance (collectively, "D&O Insurance"), for the Indemnified Parties, with terms, conditions, retentions and levels of coverage at least as favorable as WSI's existing D&O Insurance as of the date of this Agreement with respect to matters existing or occurring prior to the Effective Time (including with respect to acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated hereby). If such "tail" prepaid insurance policies have been obtained, IESI-BFC shall, and shall cause the Surviving Corporation after the Effective Time, to maintain such policies in full force and effect, for its full term, and to continue to honor its respective obligations thereunder. If WSI and the Surviving Corporation for any reason fail to obtain such "tail" prepaid insurance policies as of the Effective Time, the Surviving Corporation shall, and IESI-BFC shall cause the Surviving Corporation to, continue to maintain in effect, at no expense to the beneficiaries, for a period of at least six (6) years from and after the Effective Time for the Indemnified Parties, WSI's existing D&O Insurance as of the date of this Agreement (provided that IESI-BFC (or any successor) may substitute therefor policies of at least the same terms, conditions, retentions and levels of coverage and amounts which are, in the aggregate, as favorable to the Indemnified Parties as provided in the existing policies as of the date of this Agreement) or, if such insurance is unavailable, the Surviving Corporation shall, and IESI-BFC shall cause the Surviving Corporation to, purchase the best available D&O Insurance for such six-year period from an insurance carrier with the same or better credit rating as WSI's current insurance carrier with respect to WSI's existing D&O Insurance with terms, conditions, retentions and with levels of coverage at least as favorable as provided in WSI's existing D&O Insurance policies as of the date of this Agreement with respect to claims, actions, suits, proceedings or investigations, whether civil, criminal, administrative or investigative, arising out of or pertaining to facts or events that occurred prior to, at or after the Effective Time (including with respect to acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated hereby), provided, however, that in no event will IESI-BFC or the Surviving Corporation be required to expend annually in excess of 250% of the annual premium currently paid by WSI for such coverage (and to the extent the annual premium would exceed 250% of the annual premium currently paid by WSI for such coverage, the Surviving Corporation shall use all reasonable efforts to cause to be maintained the maximum amount of coverage as is available for such 250% of such annual premium). The obligations of IESI-BFC and the

  Surviving Corporation under this Section 5.18 shall not be terminated, amended or modified in any manner so as to adversely affect any Indemnified Party (including their successors, heirs and legal representatives) to whom this Section 5.18 applies without the consent of such affected Indemnified Party (it being expressly agreed that the Indemnified Parties to whom this Section 5.18 applies shall be third party beneficiaries of this Section 5.18, and this Section 5.18 shall be enforceable by such Indemnified Parties and their respective successors, heirs and legal representatives and shall be binding on all successors and assigns of IESI-BFC and the Surviving Corporation).

          5.18.2. If IESI-BFC or any of its successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of IESI-BFC shall assume all of the obligations set forth in this Section 5.18.

          5.18.3. The rights of the Indemnified Parties under this Section 5.18 shall be in addition to any other rights such Indemnified Parties may have under the certificate of incorporation or by-laws of the Surviving Corporation or any of its Subsidiaries, or under any applicable Contracts or Laws, and IESI-BFC shall, and shall cause the Surviving Corporation to, honor and perform under all indemnification agreements entered into by WSI or any of its Subsidiaries.

5.19 Section 16 Matters

        Prior to the Effective Time, each of WSI and IESI-BFC shall take all such steps as may be required to cause any dispositions of WSI Common Stock (including derivative securities with respect to WSI Common Stock) or acquisitions of common shares of IESI-BFC resulting from the transactions contemplated hereby by each individual who is subject to the reporting requirements of Section 16(a) of the U.S. Exchange Act with respect to WSI, to be exempt under Rule 16b-3 promulgated under the U.S. Exchange Act, such steps to be taken in accordance with the interpretive guidance set forth by the SEC.

5.20 Stock Exchange Listing

        IESI-BFC shall use its reasonable best efforts to cause the common shares of IESI-BFC to be issued in the Merger (i) conditionally to be approved for listing on the Toronto Stock Exchange, and (ii) approved for listing on the New York Stock Exchange, subject only to official notice of issuance, in each case prior to the Effective Time.

5.21 Tax Treatment

          5.21.1. Each of IESI-BFC and WSI will use its commercially reasonable efforts, and each agrees to cooperate with the other and provide the other with such documentation, information and materials as may be reasonably necessary, proper or advisable to (i) cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, and (ii) avoid gain recognition to the stockholders of WSI pursuant to Section 367(a)(1) of the Code. Neither IESI-BFC nor WSI will take or fail to take (and, following the Merger, IESI-BFC will cause WSI not to take or fail to take) any action which action (or failure to act) would reasonably be expected to (i) cause the Merger to fail to qualify as a reorganization within the meaning of Section 368(a) of the Code or (ii) cause stockholders of WSI to recognize gain pursuant to Section 367(a)(1) of the Code, other than any such stockholder that would be a "five-percent transferee stockholder" of IESI-BFC (within the meaning of Treasury Regulation Section 1.367(a)-3(c)(5)(ii)) following the Merger that does not enter into a five-year gain recognition agreement in the form provided in Treasury Regulation Section 1.367(a)-8. With respect to the Merger, IESI-BFC will (and following the Merger will cause WSI to) file all required information with its Tax Returns and maintain all records required for Tax purposes, including, without limitation, the reporting requirements contained in Treasury Regulation Section 1.367(a)-3(c)(6).

          5.21.2. WSI shall identify to the best of its knowledge on Section 5.21.2 of the WSI Disclosure Letter United States persons who are either officers or directors of WSI or United States persons who own stock representing five percent (5%) or more of the total voting power or total value of all outstanding shares of WSI Common Stock within the meaning of Treasury Regulations Section 1.367(a)-3(c)(1)(ii). WSI shall update the information contained on Section 5.21.2 of the WSI Disclosure Letter, to the extent appropriate, prior to the Effective Time.

          5.21.3. Officers of IESI-BFC, Merger Sub and WSI shall agree on a final form of certificates within seven (7) Business Days after the date hereof and deliver such forms to Akin Gump Strauss Hauer & Feld LLP, tax counsel for WSI, and Torys LLP, tax counsel for IESI-BFC, which certificates shall be in such form as is reasonably satisfactory to the Parties or as substantially agreed to by the Parties and such firms, including contemporaneously with the execution of this Agreement, at the time the Registration Statement is declared effective by the SEC and the Effective Time, in connection with such tax counsel's respective delivery of opinions pursuant to Section 6.1.6 hereof. Each of IESI-BFC, Merger Sub and WSI shall use its commercially reasonable efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action which would cause to be untrue) any of the certifications and representations included in the certificates described in this Section 5.21.3.

          5.21.4. WSI and IESI-BFC shall cooperate in the preparation, execution and filing of all Tax Returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, and transfer, recording, registration and other fees and similar Taxes which become payable in connection with the Merger that are required or permitted to be filed on or before the Effective Time. Each of Merger Sub and WSI shall pay, without deduction from any amount payable to holders of WSI Common Stock and without reimbursement from the other Party, any such Taxes or fees imposed on it by any Governmental Authority, which becomes payable in connection with the Merger.

Article VI

CLOSING CONDITIONS

6.1   Conditions to each Party's Obligations

        The obligation of each Party to complete the Transactions to be performed by it in connection with the Closing is subject to the satisfaction before or on the Closing Date of the following conditions, any of which may be waived in whole or in part in writing by IESI-BFC on its own behalf, and by WSI on its own behalf, and which the Parties shall use their commercially reasonable efforts, as applicable, to satisfy as soon as practicable but in any event before the Outside Date:

          6.1.1. The applicable waiting period under the HSR Act shall have expired or terminated, the Competition Act Approval shall have been obtained, and all other material Regulatory Approvals shall have been obtained.

          6.1.2. On the Closing Date, there shall be no Law or Order prohibiting or seeking to prohibit the Closing of the Transactions and no Action by or before any Governmental Authority seeking to prohibit the Closing of the Transactions.

          6.1.3. The Registration Statement shall have been declared effective and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for such purpose shall be pending before the SEC.

          6.1.4. The common shares of IESI-BFC to be issued in the Merger shall have been conditionally approved for listing on the Toronto Stock Exchange (subject only to the satisfaction of customary conditions) and the New York Stock Exchange (subject only to the occurrence of Closing and matters attendant thereto and official notice of issuance).

          6.1.5. The WSI Stockholder Approval Matters shall have been approved at the WSI Stockholders Meeting.

          6.1.6. WSI shall receive the opinion of Akin Gump Strauss Hauer & Feld LLP, counsel to WSI, in form and substance reasonably satisfactory to WSI, and IESI-BFC shall receive the opinion of Torys LLP, counsel to IESI-BFC, in form and substance reasonably satisfactory to IESI-BFC, each dated the Closing Date, rendered on the basis of facts, representations and assumptions set forth in such opinion and the certificates obtained from officers of IESI-BFC, Merger Sub and WSI, all of which are consistent with the state of facts existing as of the Effective Time, to the effect that (i) the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and (ii) WSI and IESI-BFC will each be a "party to the reorganization" within the meaning of Section 368 of the Code. In rendering the opinion described in this Section 6.1.6, Akin Gump Strauss Hauer & Feld LLP and Torys LLP shall each have received and may rely upon the certificates and representations referred to in Section 5.21.3 hereof.

6.2   Conditions to IESI-BFC's Obligations

        The obligation of IESI-BFC to complete the Transactions to be performed by it in connection with the Closing is subject to the satisfaction before or on the Closing Date of the following conditions, any of which may be waived in whole or in part in writing by IESI-BFC and each of which WSI shall use its commercially reasonable efforts to satisfy as soon as practicable but in any event before the Outside Date:

          6.2.1. The representations and warranties of WSI set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them as of the Closing Date, as though made on and as of the Closing Date (except (i) for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date, (ii) other than in the case of the representations and warranties specifically referred to in clause (iii) below, where the failure or failures of such representations and warranties to be so true and correct in all respects, individually or in the aggregate, would not have had or reasonably be expected to have a Material Adverse Effect with respect to WSI, and (iii) in the case of the representations and warranties set forth in Sections 3.1, 3.2.1 and 3.4, such representations and warranties shall be true and correct in all material respects), and IESI-BFC shall have received a certificate of WSI addressed to IESI-BFC and dated the Closing Date, signed on behalf of WSI by a senior executive officer of WSI (without personal liability), confirming the same as at the Closing Date.

          6.2.2. WSI shall have performed and complied in all material respects with all agreements contained herein required to be performed or complied with by it on or before the Closing Date, and IESI-BFC shall have received a certificate confirming the same as of the Closing Date.

          6.2.3. Between the date hereof and the Closing Date, there shall have occurred no Material Adverse Effect with respect to WSI, and WSI shall have delivered to IESI-BFC a certificate, dated the Closing Date, to such effect.

          6.2.4. The Regulatory Approvals shall have been obtained (in the case of Competition Act Approval, HSR Approval and any other competition or antitrust approvals on terms and conditions consistent with the limitations in Section 5.4.2).

          6.2.5. IESI-BFC shall have received the following:

            6.2.5.1. the WSI Consents to be listed on a schedule delivered by the 30th day after the date hereof (which list of consents shall be agreed to by each of the Parties acting reasonably), and if subject to any conditions, satisfaction of all such conditions shall not Impair the Transactions;

            6.2.5.2. the IESI-BFC Fairness Opinion; and

            6.2.5.3. all documents reasonably requested by IESI-BFC relating to the existence of, and the due authorization and consummation of the Transactions and all other actions and proceedings taken at or before the Closing in connection with the performance by, the WSI Entities of their obligations under this Agreement, which documents shall be in form and substance reasonably satisfactory to IESI-BFC.

          6.2.6. As of the Closing Date, (i) the Net Indebtedness of WSI (determined on a consolidated basis) shall not be more than $405,000,000 (determined based on an exchange rate of U.S.$1.00 = CDN$1.05), and (ii) the Net Working Capital of WSI (determined on a consolidated basis) shall not be less than
  $ - (negative) 13,800,000, and WSI shall have delivered to IESI-BFC a certificate, dated the Closing Date, to such effect together with a schedule setting out the details of such calculation in reasonable detail and in form and substance reasonably satisfactory to IESI-BFC. For the purposes of this Section 6.2.6, "Net

  Indebtedness" of WSI means the sum of all Indebtedness of WSI less the amount of cash and cash equivalents held by WSI, and "Net Working Capital" of WSI means an amount equal to WSI's current assets (excluding cash and cash equivalents) less WSI's current liabilities (excluding short term financing and the current portion of long term Indebtedness), all determined in accordance with U.S. GAAP and in a manner consistent with the preparation of the WSI Financial Statements. If IESI-BFC consents in writing to any acquisitions by the WSI Entities that would otherwise be restricted by Section 5.1.4, then an amount to be agreed by the Parties shall be added to the Net Indebtedness reference amount of $405,000,000 referred to above.

6.3   Conditions to WSI's Obligations

        The obligation of WSI to complete the Transactions to be performed by it in connection with the Closing is subject to the satisfaction before or on the Closing Date of the following conditions, any of which may be waived in writing in whole or in part by WSI and each of which IESI-BFC shall use its commercially reasonable efforts to satisfy as soon as practicable but in any event before the Outside Date:

          6.3.1. The representations and warranties of IESI-BFC set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them as of the Closing Date, as though made on and as of the Closing Date (except (i) for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date, (ii) other than in the case of the representations and warranties specifically referred to in clause (iii) below, where the failure or failures of such representations and warranties to be so true and correct in all respects, individually or in the aggregate, would not have had or reasonably be expected to have a Material Adverse Effect with respect to IESI-BFC, and (iii) in the case of the representations and warranties set forth in Sections 4.1, 4.2.1 and 4.4, such representations and warranties shall be true and correct in all material respects), and WSI shall have received a certificate of IESI-BFC addressed to WSI and dated the Closing Date, signed on behalf of IESI-BFC by a senior executive officer of IESI-BFC (without personal liability), confirming the same as at the Closing Date.

          6.3.2. IESI-BFC shall have performed and complied in all material respects with all agreements contained herein required to be performed or complied with by it on or before the Closing Date, and IESI-BFC shall have delivered to WSI a certificate, dated the Closing Date, to such effect.

          6.3.3. Between the date hereof and the Closing Date, there shall have occurred no Material Adverse Effect with respect to IESI-BFC, and IESI-BFC shall have delivered to WSI a certificate dated the Closing Date, to such effect.

          6.3.4. The board of directors of WSI shall have received the WSI Fairness Opinion.

          6.3.5. IESI-BFC shall have increased the consideration to be provided to the stockholders of WSI in the Merger by cash or shares of IESI-BFC common stock or a combination of both having an aggregate value in an amount equal to the Difference (expressed in dollars) in the event that (i) the Closing Share Value compared to the closing price of IESI-BFC common stock on the Toronto Stock Exchange on the trading day prior to the date of this Agreement has declined (the "Decline") by more than 20% (the percentage amount of the Decline in excess of 20%, if any, the "Difference"), and (ii) the percentage amount of the Decline exceeds by more than 20% the percentage decline, if any, in the volume-weighted average trading price of the common shares of the Sector Basket measured for and as of such dates; provided, however, that without limiting the requirement of IESI-BFC to provide increased consideration pursuant to the preceding clause, the total amount of cash consideration to be provided in the Merger pursuant to the preceding clause shall be limited to the extent necessary in view of counsel to WSI and counsel to IESI-BFC acting reasonably and following mutual consultation, to cause the Merger not to fail to qualify as a reorganization under the provisions Section 368(a) of the Code. For purposes of this Section 6.3.5 only: (a) "Closing Share Value" means the weighted average trading price of the common shares of IESI-BFC on the Toronto Stock Exchange for the ten (10) trading days ending on the trading day immediately prior to the Closing Date, and (b) "Sector Basket" means the common shares of Waste Management, Inc., Republic Services, Inc. and Waste Connections, Inc included on a weighted basis according to the relative closing market capitalization of such companies on the New York Stock Exchange on the trading day prior to the date of this Agreement. For purposes of clarification, if the percentage amount of the Decline is 25% and the percentage decline in the common shares of the Sector Basket is less than 5%, then IESI-BFC shall have increased the aggregate consideration to be provided in the Merger, in cash or shares or a combination thereof, by an amount equal to 5% of the Closing Share Value multiplied by the number of shares of WSI Common Stock to be exchanged in the Merger. By way of further example, if the percentage amount of the Decline is 25% and the percentage decline in the common shares of the Sector Basket is greater than or equal to 5%, then no increase by IESI-BFC of the consideration to be provided in the Merger shall have been made.

          6.3.6. WSI shall have received all documents reasonably requested by WSI relating to the existence of, and the due authorization and consummation of the Transactions and all other actions and proceedings taken at or before the Closing in connection with the performance by, the IESI-BFC Entities of their obligations under this Agreement, which documents shall be in form and substance reasonably satisfactory to WSI.

Article VII

MISCELLANEOUS

7.1   Parties' Review

          7.1.1. IESI-BFC has not relied upon any representation, warranty, statement, advice, document, projection, or other information of any type provided by any of the WSI Entities or any of their respective Representatives, except for those representations and warranties expressly set forth in Article III. In deciding to enter into this Agreement and to consummate the Transactions, IESI-BFC has relied solely upon its own knowledge, investigation, and analysis (and that of its Representatives) and not upon any disclosure or representation made by, or any duty to disclose on the part of any of the WSI Entities or any of their respective Representatives, other than the express representations and warranties of WSI set forth in Article III.

          7.1.2. WSI has not relied upon any representation, warranty, statement, advice, document, projection, or other information of any type provided by IESI-BFC, any of the other IESI-BFC Entities or any of their respective Representatives, except for those representations and warranties expressly set forth in Article IV. In deciding to enter into this Agreement and to consummate the Transactions, WSI has relied solely upon its own knowledge, investigation, and analysis (and that of its Representatives) and not upon any disclosure or representation made by, or any duty to disclose on the part of, IESI-BFC, any of the other IESI-BFC Entities or any of their respective Representatives, other than the express representations and warranties of IESI-BFC set forth in Article IV.

7.2   Term

        This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, provided that if the Effective Time occurs, the agreements in Section 5.18 shall survive in accordance with their terms.

7.3   Notice and Cure Provisions

        No Party may elect not to complete the transactions contemplated pursuant to the conditions set forth herein or any termination right arising therefrom and no payments are payable as a result of such election pursuant to Section 5.8 unless forthwith and in any event prior to the Closing, the Party intending to rely thereon has delivered a written notice to the other Parties specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable condition or termination right, as the case may be. If any such notice is delivered with respect to a breach of covenant, representation or warranty in this Agreement that is capable of being cured, provided that a Party is proceeding diligently to cure such matter, no Party may terminate this Agreement other than pursuant to Sections 7.4.1(h), (i) and (j) until the expiration of a period ending the earlier of the following: (i) ten (10) days from such notice and (ii) the Outside Date if such matter has not been cured by such date.

7.4   Termination

          7.4.1. This Agreement may:

    (a)
    subject to Section 7.3, be terminated either by IESI-BFC or WSI if any condition in Section 6.1 becomes incapable of being satisfied in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by such terminating Party;

    (b)
    subject to Section 7.3, be terminated by IESI-BFC if any condition in Section 6.2 becomes incapable of being satisfied in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by IESI-BFC;

    (c)
    subject to Section 7.3, be terminated by WSI if any condition in Section 6.3 becomes incapable of being satisfied in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by WSI;

    (d)
    be terminated by IESI-BFC if the board of directors of WSI shall have: (i) withdrawn or modified in a manner adverse to IESI-BFC its approval or recommendation of the Agreement or the Merger (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of more than three (3) Business Days shall be considered an adverse modification), (ii) approved or recommended an Acquisition Proposal or entered into a binding written agreement in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement permitted by Section 5.6) or (iii) failed to publicly recommend or reaffirm its approval of the Agreement or the Merger, after an Acquisition Proposal shall have been made to holders of WSI Common Stock or any Person shall have publicly announced an intention to make an Acquisition Proposal, within three (3) Business Days of any written request by IESI-BFC, acting reasonably (or in the event that the WSI Stockholders Meeting is scheduled to occur within such three (3) Business Day period, prior to the date of such meeting);

    (e)
    be terminated by WSI prior to obtaining the requisite approval of the WSI Stockholder Approval Matters in order to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality and standstill agreement permitted by Section 5.6), subject to compliance with Sections 5.6 and 5.7;

    (f)
    be terminated either by IESI-BFC or WSI if the Effective Time does not occur on or prior to the Outside Date, provided that the failure of the Effective Time to so occur is not the result of the breach of this Agreement by the Party terminating this Agreement;

    (g)
    be terminated by IESI-BFC if the WSI Stockholders Meeting is not convened and held on or before June 15, 2010;

    (h)
    be terminated either by IESI-BFC or WSI if the Agreement or the Merger shall have failed to receive the Requisite Approval at the WSI Stockholders Meeting;

    (i)
    by either IESI-BFC or WSI prior to the end of the Due Diligence Period pursuant to Section 5.5.3;

    (j)
    by (A) IESI-BFC if WSI has failed to obtain the WSI Fairness Opinion within 30 days after the date hereof or if IESI-BFC has failed to obtain the IESI-BFC Fairness Opinion within 30 days after the date hereof or (B) by WSI if IESI-BFC has failed to obtain the IESI-BFC Fairness Opinion within 30 days after the date hereof or if WSI has failed to obtain the WSI Fairness Opinion within 30 days after the date hereof;

    (k)
    be terminated by the written agreement of the Parties,

        in each case, prior to the Effective Time.

          7.4.2. If this Agreement is terminated in accordance with the foregoing provisions of this Section 7.4, this Agreement shall forthwith become void and of no further force or effect and no Party shall have any further obligations hereunder except as provided in Sections 5.8, 5.9, 5.10 and 5.16 and Article VII, and provided that neither the termination of this Agreement nor anything contained in this Section 7.4 shall relieve any Party from any liability for any intentional breach by it of this Agreement.

7.5   Waiver

        Any Party may (i) extend the time for the performance of any of the obligations or acts of the other Parties, (ii) waive compliance, except as provided herein, with any of the other Parties' agreements or the fulfillment of any conditions to its own obligations contained herein, or (iii) waive inaccuracies in any of the other Parties' representations or warranties contained herein or in any document delivered by the other Parties; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of the Party to be bound thereby and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

7.6   Notices

        All notices, consents, approvals, requests and other communications to any Party hereunder shall be in writing (including telecopier or similar writing) and shall be given to such Party at its address or telecopier number set forth below, or such other address or telecopier number as such Party may hereinafter specify for the purpose to the Party giving such notice. Each such notice, request or other communication shall be effective (i) if given by telecopy, when such telecopy is transmitted to the telecopy number specified in this Section 7.6 and the appropriate electronic confirmation is received, or (ii) if given by overnight mail or by any other means, when delivered at the address specified in this Section 7.6.

        If to WSI:

    1122 International Boulevard
    Suite 601
    Burlington, Ontario L7L 6Z8
    Attn:    Ivan R. Cairns
    Tel:       905-319-6048
    Fax:      905-319-9408

        with a copy (which shall not constitute notice) to each of:

    Akin Gump Strauss Hauer & Feld LLP
    1333 New Hampshire Ave., N.W.
    Washington, D.C. 20036
    Attn:    Rick L. Burdick
    Tel:       202-887-4110
    Fax:      202-955-7778

        If to IESI-BFC at any time:

    IESI-BFC Ltd.
    135 Queens Plate Drive,
    Suite 300
    Toronto, Ontario
    M9W 6V1
    Attn:    General Counsel
    Tel:       (416) 741-5221
    Fax:      (416) 741-4565

        with a copy (which shall not constitute notice) to:

    Torys LLP
    237 Park Avenue
    New York, New York 10017
    Attn:    Joris Hogan
    Tel:       212-880-6000
    Fax:      212-682-0200

7.7   Survival of Representations and Warranties

        The representations and warranties and agreements contained herein and in any other certificate or writing delivered pursuant hereto shall not survive the Effective Time, except Article II, Section 5.18, Section 5.21 and Article VII.

7.8   Entire Agreement

        This Agreement and the Confidentiality Agreement constitute the entire agreement by and among the Parties concerning the Transactions and supersede any prior understandings, agreements or representations by or between the Parties, written or oral, to the extent they have related in any way to the subject matter hereof.

7.9   Amendments and Modifications

        This Agreement may be amended or modified only by an instrument in writing duly executed by all the Parties. Any Party may waive compliance by another Party with any term or provision of this Agreement on the part of such other Party to be performed or complied with but only by a written agreement signed by the Party waiving such compliance.

7.10 Successors and Assigns

        All the terms and conditions of this Agreement shall be binding upon, enure to the benefit of, and be enforceable by the respective successors and permitted assigns of the Parties. No Party may assign any of its rights, benefits, interests or obligations under this Agreement without the prior written consent of the other Parties.

7.11 Third-Party Beneficiaries

        This Agreement shall be binding upon and inure solely to the benefit of each Party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 5.18 (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons).

7.12 Governing Law

        This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware.

7.13 Attornment

        Any action or proceeding arising out of or relating to this Agreement shall be instituted in the courts of Delaware. Each Party waives any objection which it may have now or later to the venue of that action or proceeding, irrevocably submits to the exclusive jurisdiction of those courts in that action or proceeding, agrees to be bound by any judgment of those courts and agrees not to seek, and hereby waives, any review of the merits of any judgment by the court of any other jurisdiction.

7.14 Severability

        If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to a Party. Upon any determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original interest of the Parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the fullest extend possible.

7.15 Counterparts

        This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any counterpart or other signature hereupon delivered by facsimile shall be deemed for all purposes as constituting good and valid execution and delivery of this Agreement by such Party.

* * *

        IN WITNESS WHEREOF, the Parties have executed this Agreement as of the day and year first above written.

IESI-BFC LTD.
By:	/s/ KEITH A. CARRIGAN Name: Keith A. Carrigan Title: Vice-Chairman & CEO
IESI-BFC MERGER SUB, INC.
By:	/s/ KEITH A. CARRIGAN Name: Keith A. Carrigan Title: Authorized Person
WASTE SERVICES, INC.
By:	/s/ IVAN R. CAIRNS Name: Ivan R. Cairns Title: Executive Vice President and General Counsel

 Schedule 1.1

Definitions

        "Acquisition Proposal" means (a) any offer, proposal or inquiry relating to any (i) merger, amalgamation, business combination, take-over bid, tender offer, arrangement, consolidation, recapitalization, reorganization, liquidation, dissolution, winding up, distribution or share exchange involving WSI or any of its Subsidiaries, (ii) sale or other disposition of assets (including shares of Subsidiaries or rights or interests therein or thereto) of WSI or any of its Subsidiaries representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of WSI and its Subsidiaries, taken as a whole (or any lease, long-term supply agreement or other arrangement having the same economic effect), (iii) sale or acquisition of more than 20% of the voting or equity securities of WSI (or rights or interests therein or thereto), or similar transactions involving WSI and/or its Subsidiaries, or (b) a proposal or offer or public announcement or other public disclosure of an intention to do any of the foregoing, directly or indirectly, excluding in each case the Transactions and the Agreement or any transaction to which IESI-BFC or an Affiliate of IESI-BFC is a party, but including for greater certainty any modification or proposed modification to an Acquisition Proposal.

        "Action" means any action, suit, arbitration or any administrative or other proceeding or investigation by or before any Governmental Authority.

        "Affiliate" means any Person that, directly or indirectly, through one or more intermediaries, controls or is controlled by or is under common control with the Person specified. For purposes of this definition, control of a Person means the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether by contract or otherwise.

        "Agreement" means this Agreement and Plan of Merger, including the Recitals and all Exhibits and Schedules, and all amendments or restatements, as permitted, and the expressions "hereof", "herein", "hereto", "hereunder", "hereby" and similar expressions refer to this Agreement and Plan of Merger; and unless otherwise indicated, references to "Recitals", "Article", "Section", "Exhibit" or "Schedule" mean the Recitals or the specified Article, Section, Exhibit or Schedule of this Agreement.

        "Assumed Option" has the meaning set forth in Section 2.3.4.

        "Book Entry Shares" has the meaning set forth in Section 2.5.3.

        "Books and Records" means books and records, including all sales, purchasing, financial, taxation and operations books and records, relating to, as applicable, (i) the WSI Entities or the WSI Business, or (ii) the IESI-BFC Entities or the IESI-BFC Business.

        "Business Day" means any day other than (i) a Saturday or a Sunday, or (ii) a day on which banking institutions are not generally open for the conduct of business in the State of New York and the Province of Ontario.

        "By-laws" has the meaning as set forth in Section 2.2.3.

        "Canadian Securities Commissions" means the applicable securities commissions or other regulatory authorities in each of the provinces and territories of Canada.

        "Canadian Securities Laws" means the securities Laws of each of the provinces and the territories of Canada.

        "Certificate of Incorporation" has the meaning set forth in Section 2.2.2.

        "Certificate of Merger" has the meaning set forth in Section 2.1.3.

        "Certificates" has the meaning set forth in Section 2.5.3.

        "Closing" means the completion of the Transactions on the Closing Date.

        "Closing Date" has the meaning set forth in Section 2.1.2.

        "Closing Share Value" means the weighted average trading price of the common shares of IESI-BFC on the Toronto Stock Exchange for the three trading days ending on the trading day immediately prior to the Closing Date.

        "COBRA" means the Consolidated Omnibus Budget Reconciliation Act.

        "Code" has the meaning set forth in the Recitals.

        "Competition Act" means the Competition Act (Canada).

        "Competition Act Approval" means that: (a) the applicable waiting period has expired or been terminated pursuant to Section 123 of the Competition Act; (b) the Commissioner or his/her authorized representative shall have provided IESI-BFC with a waiver from complying with Part IX of the Competition Act pursuant to Paragraph 113(c) of the Competition Act and, in the case of (a) or (b), the Commissioner or his/her authorized representative shall have advised IESI-BFC in writing that the Commissioner does not intend to make an application under Section 92 of the Competition Act with respect to Merger, and neither the Commissioner nor any of his/her authorized representatives shall have rescinded or amended such advice; (c) the Commissioner shall have issued an advance ruling certificate pursuant to Section 102 of the Competition Act in respect of the Merger; or (d) the Parties have entered into a Consent Agreement with the Commissioner pursuant to Section 105 of the Competition Act in respect of the Merger on terms and conditions consistent with the limitations in Section 5.4.2.

        "Confidentiality Agreement" has the meaning set forth in Section 5.14.1.

        "Contract" means, with respect to any Person, any of the binding agreements, contracts, leases (whether for real or personal property), notes, bonds, mortgages, indentures, deeds of trust, loans, evidences of indebtedness, letters of credit, settlement agreements, franchise agreements, undertakings, employment agreements, license agreements, or instruments to which such Person or its Subsidiaries is a party, whether oral or written.

        "Conversion Number" has the meaning set forth in Section 2.3.1.2.

        "D&O Insurance" has the meaning set forth in Section 5.18.1.

        "Decline" has the meaning set forth in Section 6.3.5.

        "DGCL" means the Delaware General Corporation Law.

        "Difference" has the meaning set forth in Section 6.3.5.

        "Due Diligence Period" has the meaning set forth in Section 5.5.3.

        "Effective Time" has the meaning set forth in Section 2.1.3.

        "Enforcement Qualifications" has the meaning set forth in Section 3.2.1.

        "Environment" means air, land (including soil and any surface or subsurface strata), and surface water or groundwater, or any combination or part thereof.

        "Environmental Claim" means any request for information or investigation pursuant to Section 104(e) of the United States Comprehensive Environmental Response, Compensation and Liability Act or similar federal, state, provincial or foreign law, potentially responsible party notice, Permit challenge, claim, charge or Lien by any Governmental Authority or Order for non-compliance, enforcement, cleanup, removal, response, remedial or other actions, costs or damages pursuant to any common law cause of action or applicable Environmental Requirement, and any claim by any other Person challenging any Permit under Environmental Requirements, related permit modification or expansion or seeking damages, contribution, indemnification, costs, recovery, compensation, injunctive or other relief, including as a consequence of an alleged contractual obligation related to Environmental Requirements or those resulting from alleged violations of any Environmental Requirement or the presence of Hazardous Materials at, or under or from the Real Property, any Former Real Property or any off-site location.

        "Environmental Requirement" means each and every Law or Order regulating or otherwise relating in any way to waste management, the protection of human health (as it relates to the Environment), worker health and safety or the Environment or the Release or threatened Release of Hazardous Material into the Environment as in effect on the date hereof.

        "EPA" means the United States Environmental Protection Agency.

        "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

        "Exchange Agent" has the meaning set forth in Section 2.5.1.

        "Exchange Fund" has the meaning set forth in Section 2.5.2.

        "Former Real Property" means all real property formerly owned, leased or operated by the WSI Entities or the IESI-BFC Entities, as applicable, other than the Real Property.

        "GAAP" means generally accepted accounting principles as in effect from time to time, consistently applied.

        "Governmental Authority" means any government, or any governmental department, commission, agency, authority, instrumentality or subdivision, or any judicial or administrative body, or any stock exchange, whether domestic, foreign, international, federal, state, provincial or local, or any arbitrator having competent jurisdiction over the matter or matters in question.

        "Hazardous Material" means any material: (i) the Release or threatened Release of which into the Environment is prohibited, limited or regulated pursuant to any Environmental Requirement; or (ii) that is defined or listed in, or otherwise classified pursuant to, any Environmental Requirement as a "contaminant," "hazardous substance," "hazardous material," "hazardous waste," or "toxic substance," or any other formulation intended to define, list or classify material by reason of deleterious properties such as ignitibility, corrosivity, reactivity, radioactivity, carcinogenicity, reproductive toxicity or "EP toxicity," and petroleum and drilling fluids, produced waters and other wastes associated with the exploration, development, or production of crude oil, natural gas or geothermal energy, as such Environmental Requirement was in effect at the time of the relevant act or omission; or (iii) which is or contains any petroleum or petroleum products, fractions or wastes, radioactive materials or wastes, friable asbestos or polychlorinated biphenyls (PCBs).

        "Hazardous Waste" means any waste that is defined or listed in, or otherwise classified pursuant to, any Environmental Requirement as "hazardous waste".

        "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

        "HSR Approval" means expiration of the waiting period under the HSR Act (including any voluntary agreed extensions) or earlier termination thereof.

        "IESI-BFC" means IESI-BFC Ltd.

        "IESI-BFC Applicable Plans" has the meaning set forth in Section 4.19.1.

        "IESI-BFC Audited Financial Statements" has the meaning set forth in Section 4.7.

        "IESI-BFC Balance Sheet Date" has the meaning set forth in Section 4.7.

        "IESI-BFC Business" has the meaning set forth in the Recitals.

        "IESI-BFC Consents" has the meaning set forth in Section 4.5.1.

        "IESI-BFC Disclosure Letter" means the schedule designated as such, delivered by IESI-BFC to WSI, pursuant to Section 5.5.3 and dated the date of delivery.

        "IESI-BFC Entities" means IESI-BFC and each of its Subsidiaries.

        "IESI-BFC ERISA Affiliate" means each business or entity which is a member of a "controlled group of corporations," under "common control" or an "affiliated service group" with IESI-BFC within the meaning of Sections 414(b), (c) or (m) of the Code, or required to be aggregated with IESI-BFC under Section 414(o) of the Code, or is under "common control" with IESI-BFC, within the meaning of Section 4001(a)(14) of ERISA.

        "IESI-BFC Expense Reimbursement Amount" has the meaning set forth in Section 5.8.1.

        "IESI-BFC Fairness Opinion" has the meaning set forth in Section 5.12.

        "IESI-BFC Financial Statements" has the meaning set forth in Section 4.7.

        "IESI-BFC Intellectual Property" has the meaning set forth in Section 4.10.

        "IESI-BFC Interim Financial Statements" has the meaning set forth in Section 4.7.

        "IESI-BFC Permits" has the meaning set forth in Section 4.15.

        "IESI-BFC Securities Documents" has the meaning set forth in Section 4.6.1.

        "IESI-BFC Termination Fee" has the meaning set forth in Section 5.8.1.

        "IESI-BFC's Knowledge" means the actual knowledge or awareness after due inquiry of each or any of Keith A. Carrigan, Joseph D. Quarin, William Chyfetz and Howard Goldby.

        "Impair the Transactions" means actions or conditions which would have a Material Adverse Effect on the WSI Entities or the WSI Business, taken or a whole, or the IESI-BFC Entities or the IESI-BFC Business, taken as a whole, or materially reduce or frustrate the benefits that IESI-BFC or WSI expect to obtain from the completion of the Transactions.

        "Indebtedness" means, with respect to any Person, all obligations of such Person (i) for borrowed money, (ii) evidenced by notes, bonds, debentures or similar instruments, (iii) evidenced by capital lease or deferred purchase price obligations, or (iv) in the nature of guarantees of the obligations described in clauses (i), (ii) or (iii) above of any other Person, and all principal, interest, fees, prepayment penalties or amounts due or owing with respect to the foregoing.

        "Indemnified Parties: has the meaning set forth in Section 5.18.1.

        "Intellectual Property" means all patents, patent rights, trademarks, trade names or service marks, copyrights, inventions, formulas, confidential, proprietary or technical information, trade secrets, know how, domain names or other intellectual property, whether registered or unregistered, and all Contracts with respect to any of the foregoing;

        "Law" means any federal, state, provincial, local, national or supranational or foreign law (including common law), statute, ordinance, rule, regulation, Order, code ruling, decree, arbitration award, agency requirement, license or permit of any Governmental Authority, or any interpretation or administration of any of the foregoing by any Governmental Authority.

        "Leased Real Property" has the meaning set forth in Sections 3.9.1.2 or 4.9.1.2, as applicable.

        "Liabilities" means all Indebtedness, obligations, mortgages and liabilities of whatever nature, whether known or unknown, accrued or unaccrued, due or to become due, contingent or otherwise.

        "Lien" means any lien, pledge, security interest, charge, claim, mortgage, deed of trust, option, warrant, purchase right or option, right of first refusal or similar right, lease, easement or other encumbrance or restriction of any kind.

        "Material Adverse Effect" means any fact, change, effect, circumstance, event, occurrence or development that, individually or in the aggregate, (a) is or would reasonably be expected to be materially adverse to the business, operations, assets, results of operations, liabilities or other obligations, capitalization or financial condition of a Party and its Subsidiaries, taken as a whole, or (b) prevents or impairs in any material respect or could reasonably be expected to prevent or impair in any material respect the ability of a Party to consummate the transactions contemplated by this Agreement; provided any fact, change, effect, circumstance, event, occurrence or development resulting from or arising in connection with any of the following shall not constitute a Material Adverse Effect:

  (i)
  any change generally affecting the solid waste business in the countries or markets where such Person and its Subsidiaries operate or conduct business;

  (ii)
  any change in global, North American, national or regional political conditions (including acts of terrorism);

  (iii)
  any adoption, proposal, implementation or change in applicable Law or interpretations thereof by any Governmental Authority or any changes in Canadian or U.S. GAAP;

  (iv)
  any natural disaster or weather event or pattern;

  (v)
  any change in general economic, business, regulatory, national or global financial, currency exchange, securities or commodity market conditions;

  (vi)
  the seasonality of a Person's business;

  (vii)
  the announcement of the execution of this Agreement or the transactions contemplated hereby or the performance of any obligation hereunder (including the loss of any customers, employees or business in connection therewith);

  (viii)
  the failure, in and of itself, of the Person to meet any internal or public projections, forecasts or estimates of revenues or earnings (it being understood that the causes underlying such failure may be taken in account in determining whether a Material Adverse Effect has occurred);

  (ix)
  any action required by the terms of this Agreement;

  (x)
  changes, in any analyst's recommendations, any financial strength rating or any other recommendations or ratings as to a Person (it being understood that the causes underlying such change may be taken into account in determining whether a Material Adverse Effect has occurred); and

  (xi)
  any change in the trading price or volume of a Person's securities (it being understood that the causes underlying such change in market price or trading volume may be taken in account in determining whether a Material Adverse Effect has occurred), or any suspension of trading in securities generally or on any securities exchange on which any securities of such Person trade;

  provided, however, that with respect to the immediately preceding clauses (i) through (v) such matters do not have a disproportionate effect on such Person and its Subsidiaries taken as a whole, relative to other companies and entities operating in the solid waste business (if such matters have a disproportionate effect they shall be taken into account in determining whether a Material Adverse Effect has occurred only to the extent of such disproportionate effect). For the purposes of Article III of this Agreement a Material Adverse Effect shall be determined with respect to WSI and for the purposes of Article IV of this Agreement a Material Adverse Effect shall be determined with respect to IESI-BFC.

        "Material Contracts" has the meaning set forth in Sections 3.11 or 4.11, as applicable.

        "Material Divestiture" means the sale, divestiture or other disposition of any assets, licenses or business that, (i) during the calendar year 2009, were responsible for generating revenue in excess of the dollar amount representing more than 25% of the gross revenues of WSI and its Subsidiaries on a consolidated basis during the calendar year 2009, or (ii) during the calendar year 2009, constituted substantially all of the industrial and commercial business of WSI and its Subsidiaries in one or more of its operating districts (each, a "District Divestiture") and/or IESI-BFC and its Subsidiaries in one or more of its operating districts (each, a "District Divestiture") such that there are two or more District Divestitures and that, individually or in the aggregate, generated adjusted EBITDA that accounted for in excess of the dollar amount representing more than 10% of WSI's total adjusted EBITDA from continuing operations during the calendar year 2009, calculated in the manner in which WSI normally accounts for adjusted EBITDA on a quarterly basis, or (iii) would reduce the annualized cost savings to IESI-BFC in respect of non-corporate operating and general and administrative expenses reasonably expected to result from the Merger by $5 million or more.

        "Merger" has the meaning set forth in the Recitals.

        "Merger Sub" means IESI-BFC Merger Sub, Inc.

        "Order" means any writ, judgment, ruling, decree, injunction or similar order of any Governmental Authority.

        "Ordinary Course" means in the ordinary course of business consistent with past practice.

        "Outside Date" means June 30, 2010.

        "Owned Real Property" has the meaning set forth in Sections 3.9.1.1 or 4.9.1.1, as applicable.

        "Party" means each of the parties to this Agreement.

        "Permits" means all currently binding agreements, orders, licenses, franchises, permits and authorizations that have been issued by, or entered into with, any Governmental Authority necessary to own or operate, as applicable, (i) the WSI Business, or (ii) the IESI-BFC Business.

        "Permitted Acquisitions" has the meaning set forth in Section 5.2.1.2.

        "Permitted Liens" means with respect to any Person, any one or more of the following: (i) Liens set forth in the WSI Disclosure Letter or IESI-BFC Disclosure Letter, as applicable, or relating to debt obligations reflected in the WSI Financial Statements or IESI-BFC Financial Statements, as applicable; (ii) Liens for Taxes either not yet delinquent or which are being contested in good faith by appropriate proceedings diligently prosecuted and as to which adequate reserves shall have been set aside in conformity with applicable GAAP; (iii) with respect to any assets other than real property, deposits or pledges to secure the payment of workers' compensation, unemployment insurance, social security benefits or obligations arising under similar legislation, or to secure the performance of public or statutory obligations, surety or appeal bonds, and other obligations of a like nature incurred in the Ordinary Course as to which adequate reserves have been established; (iv) materialmen's, mechanics', workmen's, repairmen's, employees', landlord's, lessor's or other like Liens arising in the Ordinary Course to secure obligations not yet delinquent or being contested in good faith and as to which adequate reserves shall have been set aside in conformity with applicable GAAP; (v) any Lien affecting any asset of such Person which does not secure Indebtedness, which does not materially impair the use of such asset for the purposes for which it is held; (vi) easements, protrusions, encroachments, encumbrances (other than with respect to Indebtedness), building restrictions, and such other encumbrances which do not materially and adversely affect the marketability of the same or interfere with the use thereof in the business of such Person, (vii) recorded/registered Liens provided such Liens are in good standing in all material respects and do not materially interfere with the use of the Real Property in the business of such Person; (viii) in connection with a Leased Real Property the rights and Liens of the landlord under the applicable lease and all Liens granted or permitted by the landlord and registered on title to the Leased Real Property; and (ix) Liens which would not have, individually or in the aggregate, a Material Adverse Effect.

        "Person" means any natural person, corporation, limited liability company, general partnership, limited partnership, proprietorship, other entity or business organization, trust, union, association or Governmental Authority.

        "Real Property" has the meaning set forth in Sections 3.9.1.2 or 4.9.1.2, as applicable.

        "Registration Statement" has the meaning set forth in Section 3.24.

        "Regulatory Approvals" means the Competition Act Approval, HSR Approval and all other required competition, foreign investment, antitrust or stock exchange (including stockholder approval requirements) consents and approvals.

        "Release" means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into the Environment.

        "Representatives" means, with respect to any Person, any investment banker, attorney, accountant or other representative retained by such Person.

        "Response Period" has the meaning set forth in Section 5.7.1(c).

        "Sarbanes-Oxley Act" means the United States Sarbanes-Oxley Act of 2002.

        "SEC" means the United States Securities and Exchange Commission.

        "Sector Basket" has the meaning set forth in Section 6.3.5.

        "Securityholders' Agreement" has the meaning set forth in Section 4.4.2.

        "Senior Subordinated Notes" has the meaning set forth in Section 5.11.2.

        "Subsidiary" of a Person means any corporation or other organization, whether incorporated or unincorporated, of which such Person or any Subsidiary of such Person is a general partner or of which such Person and/or one or more of its Subsidiaries, directly or indirectly, owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization.

        "Superior Proposal" shall mean any unsolicited, bona fide written Acquisition Proposal which the WSI board of directors receives after the date hereof but before the date on which the WSI Stockholder Approval Matters are approved: (a) to acquire not less than all of the outstanding WSI Common Stock or all of the assets of WSI on a consolidated basis, (b) that is reasonably capable of being completed without undue delay, taking into account to the extent considered appropriate by the WSI board of directors, all financial, legal, regulatory and other aspects of such proposal and the Person making such proposal, (c) that did not result from a breach of Section 5.6 of this Agreement, (d) that is not subject to any due diligence or access condition, (e) that the board of directors determines, in its good faith judgment, after receiving written advice of its outside legal and financial advisors that not seeking to enter into a definitive transaction agreement with respect to such Acquisition Proposal could reasonably be determined to be inconsistent with its fiduciary duties under applicable Law; and (f) that the board of directors determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, is more favorable to the holders of the WSI Common Stock from a financial point of view than this Agreement (including any changes proposed by IESI-BFC to the terms of this Agreement).

        "Surviving Corporation" has the meaning set forth in Section 2.1.1.

        "Surviving Corporation Common Shares" has the meaning set forth in Section 2.3.1.4.

        "Tax" or "Taxes" means any and all fees (including license, documentation, filing and registration fees) imposed by a Governmental Authority, any federal, state, provincial, foreign or local taxes, assessments, reassessments, deficiencies and other like governmental impositions (including all net or gross income tax, gross receipts, profits, net proceeds, unemployment compensation, social security, payroll, withholding, estimated, employment, capital gains, goods and services, harmonized sales, sales, sales and use, transfer, rental, turnover, exercise, stamp, value added, privilege, property (tangible and intangible), alternative or add-on minimum and any other tax or similar governmental charge), together with any interest, additions to taxes, fines and penalties thereon.

        "Tax Returns" means all federal, state, provincial, foreign and local returns, reports, statements (including any information returns, claim for refunds, amended returns or declarations of estimated Tax) and other filings required to be filed in respect of Taxes by any Person.

        "Taxing Authority" means any Governmental Authority having or purporting to exercise jurisdiction with respect to any Tax.

        "Transactions" means, collectively, the transactions contemplated by this Agreement.

        "Treasury Regulations" means the income Tax regulations promulgated under the Code, as such regulations may be amended from time to time. References herein to specific provisions of the Treasury Regulations shall be deemed to include the corresponding provisions of succeeding provisions of the Treasury Regulations.

        "U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

        "U.S. Securities Act" means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder.

        "WSI" means Waste Services, Inc.

        "WSI Applicable Plans" has the meaning set forth in Section 3.19.1.

        "WSI Audited Financial Statements" has the meaning set forth in Section 3.7.

        "WSI Balance Sheet Date" has the meaning set forth in Section 3.7.

        "WSI Board Recommendation" has the meaning set forth in Section 5.13.3.

        "WSI Business" has the meaning set forth in the Recitals.

        "WSI Common Stock" means the shares of Common Stock, par value $0.01 per share of WSI.

        "WSI Consents" has the meaning set forth in Section 3.5.1.

        "WSI Disclosure Letter" means the schedule designated as such, delivered by WSI to IESI-BFC, pursuant to Section 5.5.3 and dated the date of delivery.

        "WSI Entities" means WSI and each of its Subsidiaries.

        "WSI ERISA Affiliate" means each business or entity which is a member of a "controlled group of corporations," under "common control" or an "affiliated service group" with WSI within the meaning of Sections 414(b), (c) or (m) of the Code, or required to be aggregated with WSI under Section 414(o) of the Code, or is under "common control" with WSI, within the meaning of Section 4001(a)(14) of ERISA.

        "WSI Expense Reimbursement Amount" has the meaning set forth in Section 5.8.1.

        "WSI Fairness Opinion" has the meaning set forth in Section 5.13.1.

        "WSI Financial Statements" has the meaning set forth in Section 3.7.

        "WSI Intellectual Property" has the meaning set forth in Section 3.10.

        "WSI Interim Financial Statements" has the meaning set forth in Section 3.7.

        "WSI Permits" has the meaning set forth in Section 3.15.

        "WSI Preferred Stock" has the meaning set forth in Section 3.4.1.

        "WSI Recommendation Change" has the meaning set forth in Section 5.6.1.

        "WSI RSUs" has the meaning set forth in Section 3.4.3.

        "WSI SEC Documents" has the meaning set forth in Section 3.6.1.

        "WSI Stock Awards" means any stock-based award granted pursuant to a WSI Stock Plan.

        "WSI Stock Option" has the meaning set forth in Section 2.3.4.

        "WSI Stock Plans" means the Capital Environmental Resource Inc. 1999 Stock Option Plan, and the 2007 Waste Services, Inc. Equity and Performance Incentive Plan, each as amended from time to time.

        "WSI Stockholder Approval Matters" has the meaning set forth in Section 5.13.2.

        "WSI Stockholders Meeting" has the meaning set forth in Section 5.13.2.

        "WSI Termination Fee" has the meaning set forth in Section 5.8.1.

        "WSI Warrant" has the meaning set forth in Section 2.3.5.

        "WSI's Knowledge" means the actual knowledge or awareness after due inquiry of each or any of David Sutherland-Yoest, Edwin Johnson, Ivan Cairns, William Hulligan and Brian Forrestall.

 APPENDIX B

VOTING AGREEMENT

EXECUTION VERSION

 VOTING AGREEMENT

        VOTING AGREEMENT, dated as of November 11, 2009 (the "Agreement"), by and among IESI-BFC LTD., a corporation organized under the laws of Ontario, Canada ("Parent"), and each of those stockholders of WASTE SERVICES, INC., a Delaware corporation (the "Company"), listed as a "Stockholder" on the signature pages hereof (each, a "Stockholder" and, collectively, the "Stockholders").

RECITALS

        WHEREAS, as of the date hereof, each Stockholder is the record and beneficial owner of the number of shares (the "Shares") of common stock, par value $.01 per share, of the Company (the "Common Stock") set forth opposite such Stockholder's name on Schedule I attached hereto (such Shares, together with any other shares of capital stock acquired by such Stockholder after the date hereof and during the term of this Agreement (including through the exercise of any stock options, warrants, convertible preferred stock, or any other convertible or exchangeable securities or similar instruments of the Company), being collectively referred to herein as such Stockholder's "Subject Shares");

        WHEREAS, contemporaneously with the execution of this Agreement, Parent, IESI-BFC Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), and the Company, have entered into an Agreement and Plan of Merger, dated as of November 11, 2009 (as it may be amended or supplemented from time to time, the "Merger Agreement"), pursuant to which, upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into the Company, and the Company will be the surviving entity (the "Merger") and a wholly-owned subsidiary of Parent;

        WHEREAS, Parent and Merger Sub, as a condition to its willingness to enter into the Merger Agreement, have required assurances from the Stockholders regarding such Stockholder's support for the transactions contemplated by the Merger Agreement and agreement as to the matters set forth in this Agreement, and the Stockholders have agreed to provide such assurances by entering into this Agreement; and

        WHEREAS, the Company has approved the entry by Parent, Merger Sub and the Stockholders into this Agreement for purposes of Section 203 of the Delaware Law.

        NOW, THEREFORE, in consideration of the foregoing and the respective representatives, warranties, covenants and agreements set forth in this Agreement and in the Merger Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

        Section 1. Defined Terms. Capitalized terms used but not defined herein have the meanings set forth in the Merger Agreement.

        Section 2. Voting of Shares.

  (a)
  Voting.    For so long as this Agreement is in effect, each Stockholder hereby agrees to vote (or cause to be voted) all of such Stockholder's Subject Shares, at every annual, special or other meeting of the stockholders of the Company, and at any adjournment or adjournments thereof, or pursuant to any consent in lieu of a meeting or otherwise:

  (i)
  in favor of the Merger and the Merger Agreement and adoption of the Plan of Merger in the form that is in economic and all other material respects as attached hereto as Exhibit A (the "Plan of Merger"), and the approval of the other transactions contemplated thereby, and any actions required in furtherance thereof; and

  (ii)
  against (A) any extraordinary corporate transaction, such as a merger, rights offering, reorganization, recapitalization or liquidation involving the Company or any of its subsidiaries (other than the Merger), (B) a sale or transfer of a material amount of assets or capital stock of the Company or any of its subsidiaries or (C) any action that is intended, or would reasonably be expected, to prevent or materially delay or otherwise interfere with the Merger and the other transactions contemplated by the Merger Agreement.

  (b)
  Grant of Irrevocable Proxy to Parent.    Each Stockholder hereby irrevocably grants to, and appoints, Parent and any individual who shall hereafter be designated by Parent, and each of them, such Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Stockholder, to vote, or cause to be voted, such Stockholder's Subject Shares, or grant a consent or approval in respect of such Stockholder's Subject Shares, at every annual, special or other meeting of the stockholders of the Company, and at any adjournment or adjournments thereof, or pursuant to any consent in lieu of a meeting or otherwise, with respect to the matters and in the manner specified in Section 2(a) hereof; provided that the foregoing proxy shall terminate immediately upon termination of this Agreement in accordance with its terms. Each Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the Stockholders' execution and delivery of this Agreement. Each Stockholder hereby affirms that the irrevocable proxy set forth in this Section 2(b) is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Stockholder under this Agreement. Subject to this Section 2(b), this grant of proxy is coupled with an interest and may under no circumstances be revoked. Each Stockholder hereby ratifies and confirms all actions that any proxy appointed or designated pursuant to this Section 2(b) may lawfully do or cause to be done in accordance herewith. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 212 of the Delaware General Corporation Law provided that the such proxy shall terminate immediately upon termination of this Agreement in accordance with its terms. Upon the execution hereof, all prior proxies given by each Stockholder with respect to the Shares are hereby revoked and, for so long as this Agreement is in effect, no subsequent proxies will be given. If for any reason the proxy granted herein is not irrevocable, each Stockholder agrees to vote such Stockholder's Subject Share in accordance with Section 2(a) hereof.

        Section 3. Waiver of Appraisal and Dissenters' Rights and Actions. Each Stockholder hereby (i) waives and agrees not to exercise any rights of appraisal or rights to dissent from the Merger that such Stockholder may have and (ii) agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, the Company or any of their respective successors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the Merger, including any claim (x) challenging the validity of, seeking to enjoin the operation of, any provision of this Agreement or (y) alleging a breach of any fiduciary duty of the Board of Directors of the Company in connection with the Merger Agreement or the transactions contemplated thereby.

        Section 4. Fiduciary Responsibilities. No Stockholder executing this Agreement who is or becomes during the term hereof a director or officer of the Company makes (or shall be deemed to have made) any agreement or understanding herein in his or her capacity as such director or officer. Without limiting the generality of the foregoing, each Stockholder signs solely in his, her or its capacity as the record and/or beneficial owner, as applicable, of such Stockholder's Subject Shares and nothing herein shall limit or affect any actions taken by such Stockholder (or a designee of such Stockholder) in his or her capacity as an officer or director of the Company in exercising his or her or the Company's or the Company Board's rights in connection with the Merger Agreement or otherwise and such actions shall not be deemed to be a breach of this Agreement.

        Section 5. Representations and Warranties of Stockholder. Each Stockholder, severally and not jointly, represents and warrants to Parent as follows:

  (a)
  Binding Agreement.    Such Stockholder has the capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby. Such Stockholder has duly and validly executed and delivered this Agreement and this Agreement constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting creditors' rights generally and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law).

  (b)
  No Conflict.    Neither the execution and delivery of this Agreement by such Stockholder, nor the performance by such Stockholder of its obligations hereunder will, (i) require any consent, approval,

    authorization or permit of, registration, declaration or filing (except for such filings as may be required under the federal securities laws or as would not reasonably be expected to prevent, materially delay or otherwise materially impair such Stockholder's ability to perform its obligations hereunder) with, or notification to, any governmental entity, (ii) if such Stockholder is an entity, result in a violation of, or default under, or conflict with any provision of its certificate of incorporation, bylaws, partnership agreement, limited liability company agreement or similar organizational documents, (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, or acceleration) under any contract, trust, agreement, instrument, commitment, arrangement or understanding applicable to such Stockholder or such Stockholder's Subject Shares, or result in the creation of a security interest, lien, charge, encumbrance, equity or claim with respect to any of such Stockholder's Subject Shares, except, in the case of clause (iii), as would not reasonably be expected to prevent, materially delay or otherwise materially impair such Stockholder's ability to perform its obligations hereunder, (iv) require any consent, authorization or approval of any Person other than a governmental entity, except, in the case of clause (iv), as would not reasonably be expected to prevent, materially delay or otherwise materially impair such Stockholder's ability to perform its obligations hereunder or (v) violate or conflict with any order, writ, injunction, decree, rule, regulation or law applicable to such Stockholder or such Stockholder's Subject Shares. If such Stockholder is a married individual and such Stockholder's Subject Shares constitute community property or otherwise need spousal approval in order for this Agreement to be a legal, valid and binding obligation of such Stockholder, this Agreement has been duly authorized, executed and delivered by, and constitutes a legal, valid and binding obligation of, such Stockholder's spouse, enforceable against such spouse in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting creditors' rights generally and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law).

  (c)
  Ownership of Shares.    Such Stockholder is the record and beneficial owner of, and has good and valid title to, the Shares set forth opposite such Stockholder's name on Schedule I attached hereto free and clear of any security interests, liens, charges, encumbrances, equities, claims, options or limitations of whatever nature and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Shares). There are no outstanding options or other rights to acquire from such Stockholder, or obligations of such Stockholder to sell or to dispose of, any of such Stockholder's Shares, and none of such Stockholder's Shares are subject to vesting. Such Stockholder holds exclusive power to vote the Shares set forth opposite such Stockholder's name on Schedule I attached hereto. As of the date of this Agreement, the Shares set forth opposite such Stockholder's name on such Schedule I attached hereto represent all of the shares of capital stock of the Company owned (beneficially or of record) by such Stockholder, except shares of Company Common Stock which may be acquired by such Stockholder upon exercise of options, if any, held by such Stockholder as set forth in such Schedule.

  (d)
  Broker Fees.    No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission based upon arrangements made by or on behalf of such Stockholder in connection with its entering into this Agreement that would be payable by the Company or the Parent.

        Section 6. Representations and Warranties of Parent. Parent represents and warrants to the Stockholders as follows:

  (a)
  Binding Agreement.    Parent is a corporation duly incorporated, validly existing and in good standing under the laws of Ontario, Canada and has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Parent, and no other corporate proceedings on the part of Parent are necessary to authorize the execution, delivery and performance of this Agreement by Parent and the consummation of the transactions contemplated hereby. Parent has duly and validly executed this Agreement and this Agreement constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting creditors' rights generally and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law).

  (b)
  No Conflict.    Neither the execution and delivery by Parent of this Agreement, nor the performance by Parent of its obligations hereunder will, (i) require any consent, approval, authorization or permit of, registration, declaration or filing (except for such filings as may be required under the federal securities laws or as would not reasonably be expected to prevent, materially delay or otherwise materially impair Parent's ability to perform its obligations hereunder) with, or notification to, any governmental entity, (ii) result in a violation of, or default under, or conflict with any provision of its charter and bylaws, (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, or acceleration) under any contract, trust, agreement, instrument, commitment, arrangement or understanding applicable to Parent, except, in the case of clause (iii), as would not reasonably be expected to prevent, materially delay or otherwise materially impair Parent's ability to perform its obligations hereunder, (iv) require any consent, authorization or approval of any Person other than a governmental entity, except, in the case of clause (iv), as would not prevent, materially delay or otherwise materially impair such Parent's ability to perform its obligations hereunder or (v) violate or conflict with any order, writ, injunction, decree, rule, regulation or law applicable to Parent.

        Section 7. Transfer and Other Restrictions. For so long as this Agreement is in effect:

  (a)
  Certain Prohibited Transfers and Purchases.    Prior to the Effective Date, each Stockholder agrees not to:

  (i)
  sell, transfer, exchange, pledge, encumber, assign or otherwise dispose (collectively, the "Transfer") of, or enter into any contract, option or other arrangement or understanding with respect to the Transfer of, such Stockholder's Subject Shares or any interest contained therein (other than, if the transactions contemplated by the Merger Agreement are consummated, by operation of law in the Merger);

  (ii)
  grant any proxies or powers of attorney or enter into a voting agreement or other arrangement with respect to such Stockholder's Subject Shares, other than this Agreement;

  (iii)
  enter into, or deposit such Stockholder's Subject Shares into, a voting trust or take any other action which would, or could reasonably be expected to, result in a diminution of the voting power represented by any of such Stockholder's Subject Shares;

  (iv)
  purchase, acquire or accept any shares of capital stock or other equity securities of the Company or other securities exercisable for or convertible into shares of capital stock or equity securities of the Company; or

  (v)
  commit or agree to take any of the foregoing actions.

  (b)
  Consideration.    Each Stockholder hereby acknowledges and agrees that the only consideration payable in respect of such Stockholder's Subject Shares shall be as set forth in the Plan of Merger.

  (c)
  Efforts.    For so long as this Agreement is in effect, each Stockholder agrees not to take any action which would make any representation or warranty of such Stockholder herein untrue or incorrect in any material respect or knowingly take any action that would have the effect of preventing or disabling it from performing its obligations under this Agreement. Subject to Section 4 hereof, for so long as this Agreement is in effect, each Stockholder shall use such Stockholder's reasonable efforts to take, or cause to be taken, all actions (including executing and delivering such additional documents) and do, or cause to be done, and to assist and cooperate with the other parties hereto in doing, all things, in each case, as may reasonably be deemed by Parent to be necessary or desirable to carry out the provisions of this Agreement.

  (d)
  Additional Shares.    In the event (i) of any stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of capital stock of the Company on, of or affecting any Stockholder's Subject Shares or (ii) any Stockholder becomes the beneficial owner of any additional shares of capital stock of the Company or other securities entitling the holder thereof to vote or give consent with respect to the matters set forth in Section 2(a) hereof, then the terms of this Agreement shall apply to the shares of capital stock or other securities of the Company held by such Stockholder immediately following the effectiveness of the events described in clause (i) or such Stockholder becoming the beneficial owner thereof, as described in clause (ii), as though they were such Stockholder's Subject Shares hereunder. Each Stockholder hereby agrees, while this Agreement is in effect, to notify Parent of the number of any new shares of capital stock of the Company acquired by such Stockholder, if any, after the date hereof.

        Section 8. No Solicitation. For so long as this Agreement is in effect, no Stockholder shall, nor shall such Stockholder permit any investment banker, attorney or other advisor or representative of such Stockholder to, directly or indirectly through another Person, solicit, initiate or encourage, or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal; provided that any action which is permitted by the Merger Agreement to be taken by a Stockholder or one of its partners or other personnel in his or her capacity as a director or officer or which is permitted by Section 4 hereof shall not be prohibited by the foregoing.

        Section 9. No Communications. Unless required by applicable law, each Stockholder shall not, and shall cause its representatives not to, make any press release, public announcement or other public communication that criticizes or disparages this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby, without the prior written consent of Parent. Each Stockholder hereby (i) consents to and authorizes the publication and disclosure by Parent of such Stockholder's identity and holding of Subject Shares, and the nature of such Stockholder's commitments, arrangements and understandings under this Agreement, in any disclosure document in connection with the Merger or any other transactions contemplated by the Merger Agreement and (ii) agrees as promptly as practicable to notify Parent of any required corrections with respect to any written information supplied by it specifically for use in any such disclosure document.

        Section 10. Specific Enforcement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with the terms hereof or were otherwise breached and that the non-breaching party shall be entitled to specific performance of the terms hereof in addition to any other remedy which may be available at law or in equity. It is accordingly agreed that the non-breaching party will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court located in Ontario, Canada, the foregoing being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit itself to the exclusive jurisdiction of any court located in Bermuda, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a court located in Bermuda. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

        Section 11. Termination. This Agreement shall terminate and cease to have any force or effect on the earlier of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the written agreement of the parties hereto to terminate this Agreement, or (iii) at the option of any Stockholder, the execution or granting of any amendment, modification, change or waiver with respect to the Merger Agreement or the Plan of Merger subsequent to the date of this Agreement that results in a decrease in the price to be paid with respect to such Stockholder's Subject Shares as set forth in the Plan of Merger or that otherwise constitutes a material modification to such Plan of Merger; provided, however, that (x) Sections 12 (Notices), 14 (Entire Agreement), 15 (Amendment), 16 (Successors and Assigns), 17 (Execution in Counterparts; Effectiveness), 18 (Governing Law), 19 (Severability), 20 (Interpretation) and 21 (Stockholder Obligations Several and Not Joint) shall survive any termination of this Agreement and (y) termination of this Agreement shall not relieve any party from liability for any breach of its obligations hereunder committed prior to such termination.

        Section 12. Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, mailed by certified mail (return receipt requested) or sent by overnight carrier or by telecopier (upon confirmation of receipt) to the parties at the following addresses or at such other as shall be specified by the parties by like notice: (i) if to Parent or the Company, to the appropriate address set forth in Section 7.6 of the Merger Agreement; and (ii) if to a Stockholder, to the appropriate address set forth on Schedule I hereto.

        Section 13. Certain Events. Each Stockholder agrees that this Agreement and the obligations hereunder shall attach to such Stockholder's Subject Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Stockholder's Subject Shares shall pass, whether by operation of law or otherwise, including such Stockholder's heirs, guardians, administrators or successors.

        Section 14. Entire Agreement. This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

        Section 15. Amendment. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by Parent, the Stockholders and (with respect to any provisions setting forth rights or obligations of the Company only) the Company; provided that, with respect to the obligations of any individual Stockholder under this Agreement, this Agreement may be amended with the approval of such Stockholder and Parent notwithstanding the failure to obtain the approval of other Stockholders.

        Section 16. Successors and Assigns. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other parties hereto. This Agreement will be binding upon, inure to the benefit of and be enforceable by each party and such party's heirs, beneficiaries, executors, successors, representatives and permitted assigns.

        Section 17. Execution in Counterparts; Effectiveness. This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, and delivered by means of facsimile transmission or otherwise, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement. This Agreement shall become effective when counterparts hereof executed by, or on behalf of, each of the parties hereto shall have been received by Parent.

        Section 18. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF BERMUDA.

        Section 19. Severability. If any provision of this Agreement shall be held to be illegal, invalid or unenforceable under any applicable law, then such contravention or invalidity shall not invalidate the entire Agreement. Such provision shall be deemed to be modified to the extent necessary to render it legal, valid and enforceable, and if no such modification shall render it legal, valid and enforceable, then this Agreement shall be construed as if not containing the provision held to be invalid, and the rights and obligations of the parties shall be construed and enforced accordingly.

        Section 20. Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. This Agreement has been freely and fairly negotiated among the parties. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party because of the authorship of any provision of this Agreement. Any reference to any applicable law will be deemed to refer to such law as in effect on the date hereof and all rules and regulations promulgated thereunder, unless the context requires otherwise. The words "include," "includes," and "including" will be deemed to be followed by "without limitation." Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words "this Agreement," "herein,"

"hereof," "hereby," "hereunder," and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited.

        Section 21. Stockholder Obligations Several and Not Joint. The obligations of each Stockholder hereunder shall be several and not joint and no Stockholder shall be liable for any breach of the terms of this Agreement by any other Stockholder.

* * * *

        IN WITNESS WHEREOF, Parent and the Stockholders have caused this Agreement to be signed, individually or by its respective officer thereunto duly authorized, as of the date first written above.

PARENT:

IESI-BFC LTD.

			By:	/s/ WILLIAM CHYFETZ
				Name:	William Chyfetz
				Title:	Vice President & General Counsel

STOCKHOLDERS:

WESTBURY (BERMUDA) LTD.
By: WESTBURY TRUST

By:	/s/ JAMES A. WATT
	Name:	James A. Watt
	Title:	Trustee

 [Signature page to Voting Agreement]

 SCHEDULE I

Name and Contact Information for Stockholder	No. of Shares of Common Beneficially Owned
WESTBURY (BERMUDA) LTD. Victoria Hall 11 Victoria St. P.O. Box HM 1065 Hamilton, Bermuda HMEX	12,607,365

 APPENDIX C

VOTING AGREEMENT

EXECUTION VERSION

VOTING AGREEMENT

        VOTING AGREEMENT, dated as of November 11, 2009 (the "Agreement"), by and among IESI-BFC LTD., a corporation organized under the laws of Ontario, Canada ("Parent"), and each of those stockholders of WASTE SERVICES, INC., a Delaware corporation (the "Company"), listed as a "Stockholder" on the signature pages hereof (each, a "Stockholder" and, collectively, the "Stockholders").

RECITALS

        WHEREAS, as of the date hereof, each Stockholder is the record and beneficial owner of the number of shares (the "Shares") of common stock, par value $.01 per share, of the Company (the "Common Stock") set forth opposite such Stockholder's name on Schedule I attached hereto (such Shares, together with any other shares of capital stock acquired by such Stockholder after the date hereof and during the term of this Agreement (including through the exercise of any stock options, warrants, convertible preferred stock, or any other convertible or exchangeable securities or similar instruments of the Company), being collectively referred to herein as such Stockholder's "Subject Shares");

        WHEREAS, contemporaneously with the execution of this Agreement, Parent, IESI-BFC Merger Sub. Inc., a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), and the Company, have entered into an Agreement and Plan of Merger, dated as of November 11, 2009 (as it may be amended or supplemented from time to time, the "Merger Agreement"), pursuant to which, upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into the Company, and the Company will be the surviving entity (the "Merger") and a wholly-owned subsidiary of Parent;

        WHEREAS, Parent and Merger Sub, as a condition to its willingness to enter into the Merger Agreement have required assurances from the Stockholders regarding such Stockholder's support for the transactions contemplated by the Merger Agreement and agreement as to the matters set forth in this Agreement, and the Stockholders have agreed to provide such assurances by entering into this Agreement; and

        WHEREAS, the Company has approved the entry by Parent, Merger Sub and the Stockholders into this Agreement for purposes of Section 203 of the Delaware Law.

        NOW, THEREFORE, in consideration of the foregoing and the respective representatives, warranties, covenants and agreements set forth in this Agreement and in the Merger Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

        Section 1.    Defined Terms.    Capitalized terms used but not defined herein have the meanings set forth in the Merger Agreement.

        Section 2.    Voting of Shares.

  (a)
  Voting.    For so long as this Agreement is in effect, each Stockholder hereby agrees to vote (or cause to be voted) all of such Stockholder's Subject Shares, at every annual, special or other meeting of the stockholders of the Company, and at any adjournment or adjournments thereof, or pursuant to any consent in lieu of a meeting or otherwise:

  (i)
  in favour of the Merger and the Merger Agreement and adoption of the Plan of Merger in the form that is in economic and all other material respects as attached hereto as Exhibit A (the "Plan of Merger"), and the approval of the other transactions contemplated thereby, and any actions required in furtherance thereof; and

  (ii)
  against (A) any extraordinary corporate transaction, such as a merger, rights offering, reorganization, recapitalization or liquidation involving the Company or any of its subsidiaries (other than the Merger), (B) a sale or transfer of a material amount of assets or capital stock of the Company or any of its subsidiaries or (C) any action that is intended, or would reasonably be expected, to prevent or materially delay or otherwise interfere with the Merger and the other transactions contemplated by the Merger Agreement.

  (b)
  Grant of Irrevocable Proxy to Parent.    Each Stockholder hereby irrevocably grants to, and appoints, Parent and any individual who shall hereafter be designated by Parent, and each of them, such Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Stockholder, to vote, or cause to be voted, such Stockholder's Subject Shares, or grant a consent or approval in respect of such Stockholder's Subject Shares, at every annual, special or other meeting of the stockholders of the Company, and at any adjournment or adjournments thereof, or pursuant to any consent in lieu of a meeting or otherwise, with respect to the matters and in the manner specified in Section 2(a) hereof; provided that the foregoing proxy shall terminate immediately upon termination of this Agreement in accordance with its terms. Each Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the Stockholders' execution and delivery of this Agreement. Each Stockholder hereby affirms that the irrevocable proxy set forth in this Section 2(b) is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Stockholder under this Agreement. Subject to this Section 2(b), this grant of proxy is coupled with an interest and may under no circumstances be revoked. Each Stockholder hereby ratifies and confirms all actions that any proxy appointed or designated pursuant to this Section 2(b) may lawfully do or cause to be done in accordance herewith. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 212 of the Delaware General Corporation Law provided that the such proxy shall terminate immediately upon termination of this Agreement in accordance with its terms. Upon the execution hereof, all prior proxies given by each Stockholder with respect to the Shares are hereby revoked and, for so long as this Agreement is in effect, no subsequent proxies will be given. If for any reason the proxy granted herein is not irrevocable, each Stockholder agrees to vote such Stockholder's Subject Share in accordance with Section 2(a) hereof.

        Section 3.    Waiver of Appraisal and Dissenters' Rights and Actions.    Each Stockholder hereby (i) waives and agrees not to exercise any rights of appraisal or rights to dissent from the Merger that such Stockholder may have and (ii) agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, the Company or any of their respective successors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the Merger, including any claim (x) challenging the validity of, seeking to enjoin the operation of, any provision of this Agreement or (y) alleging a breach of any fiduciary duty of the Board of Directors of the Company in connection with the Merger Agreement or the transactions contemplated thereby.

        Section 4.    Fiduciary Responsibilities.    No Stockholder executing this Agreement who is or becomes during the term hereof a director or officer of the Company makes (or shall be deemed to have made) any agreement or understanding herein in his or her capacity as such director or officer. Without limiting the generality of the foregoing, each Stockholder signs solely in his, her or its capacity as the record and/or beneficial owner, as applicable, of such Stockholder's Subject Shares and nothing herein shall limit or affect any actions taken by such Stockholder (or a designee of such Stockholder) in his or her capacity as an officer or director of the Company in exercising his or her or the Company's or the Company Board's rights in connection with the Merger Agreement or otherwise and such actions shall not be deemed to be a breach of this Agreement.

        Section 5.    Representations and Warranties of Stockholder.    Each Stockholder, severally and not jointly, represents and warrants to Parent as follows:

  (a)
  Binding Agreement.    Such Stockholder has the capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby. Such Stockholder has duly and validly executed and delivered this Agreement and this Agreement constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting creditors' rights generally and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law).

  (b)
  No Conflict.    Neither the execution and delivery of this Agreement by such Stockholder, nor the performance by such Stockholder of its obligations hereunder will, (i) require any consent, approval, authorization or permit of, registration, declaration or filing (except for such filings as may be required under the federal securities laws or as would not reasonably be expected to prevent, materially delay or otherwise materially impair such Stockholder's ability to perform its obligations hereunder) with, or notification to, any governmental entity, (ii) if such Stockholder is an entity, result in a violation of, or default under, or conflict with any provision of its certificate of incorporation, bylaws, partnership agreement, limited liability company agreement or similar organizational documents, (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, or acceleration) under any contract, trust, agreement, instrument, commitment, arrangement or understanding applicable to such Stockholder or such Stockholder's Subject Shares, or result in the creation of a security interest, lien, charge, encumbrance, equity or claim with respect to any of such Stockholder's Subject Shares, except, in the case of clause (iii). as would not reasonably be expected to prevent, materially delay or otherwise materially impair such Stockholder's ability to perform its obligations hereunder. (iv) require any consent, authorization or approval of any Person other than a governmental entity, except, in the case of clause (iv), as would not reasonably be expected to prevent, materially delay or otherwise materially impair such Stockholder's ability to perform its obligations hereunder or (v) violate or conflict with any order, writ, injunction, decree, rule, regulation or law applicable to such Stockholder or such Stockholder's Subject Shares. If such Stockholder is a married individual and such Stockholder's Subject Shares constitute community property or otherwise need spousal approval in order for this Agreement to be a legal, valid and binding obligation of such Stockholder, this Agreement has been duly authorized, executed and delivered by, and constitutes a legal, valid and binding obligation of, such Stockholder's spouse, enforceable against such spouse in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting creditors ' rights generally and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law).

  (c)
  Ownership of Shares.    Such Stockholder is the record and beneficial owner of, and has good and valid title to, the Shares set forth opposite such Stockholder's name on Schedule I attached hereto free and clear of any security interests, liens, charges, encumbrances, equities, claims, options or limitations of whatever nature and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Shares). There are no outstanding options or other rights to acquire from such Stockholder, or obligations of such Stockholder to sell or to dispose of, any of such Stockholder's Shares, and none of such Stockholder's Shares are subject to vesting. Such Stockholder holds exclusive power to vote the Shares set forth opposite such Stockholder's name on Schedule I attached hereto. As of the date of this Agreement, the Shares set forth opposite such Stockholder's name on such Schedule I attached hereto represent all of the shares of capital stock of the Company owned (beneficially or of record) by such Stockholder, except shares of Company Common Stock which may be acquired by such Stockholder upon exercise of options, if any, held by such Stockholder as set forth in such Schedule.

  (d)
  Broker Fees.    No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission based upon arrangements made by or on behalf of such Stockholder in connection with its entering into this Agreement that would be payable by the Company or the Parent.

        Section 6.    Representations and Warranties of Parent.    Parent represents and warrants to the Stockholders as follows:

  (a)
  Binding Agreement.    Parent is a corporation duly incorporated, validly existing and in good standing under the laws of Ontario, Canada and has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Parent, and no other corporate proceedings on the part of Parent are necessary to authorize the execution, delivery and performance of this

    Agreement by Parent and the consummation of the transactions contemplated hereby. Parent has duly and validly executed this Agreement and this Agreement constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting creditors' rights generally and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law).

  (b)
  No Conflict.    Neither the execution and delivery by Parent of this Agreement, nor the performance by Parent of its obligations hereunder will, (i) require any consent, approval, authorization or permit of, registration, declaration or filing (except for such filings as may be required under the federal securities laws or as would not reasonably be expected to prevent, materially delay or otherwise materially impair Parent's ability to perform its obligations hereunder) with, or notification to, any governmental entity, (ii) result in a violation of, or default under, or conflict with any provision of its charter and bylaws, (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, or acceleration) under any contract, trust, agreement, instrument, commitment, arrangement or understanding applicable to Parent, except, in the case of clause (iii), as would not reasonably be expected to prevent, materially delay or otherwise materially impair Parent's ability to perform its obligations hereunder, (iv) require any consent, authorization or approval of any Person other than a governmental entity, except, in the case of clause (iv), as would not prevent, materially delay or otherwise materially impair such Parent's ability to perform its obligations hereunder or (v) violate or conflict with any order, writ, injunction, decree, rule, regulation or law applicable to Parent.

        Section 7.    Transfer and Other Restrictions.    For so long as this Agreement is in effect:

  (a)
  Certain Prohibited Transfers and Purchases.    Prior to the Effective Date, each Stockholder agrees not to:

  (i)
  sell, transfer, exchange, pledge, encumber, assign or otherwise dispose (collectively, the "Transfer") of, or enter into any contract, option or other arrangement or understanding with respect to the Transfer of, such Stockholder's Subject Shares or any interest contained therein (other than, if the transactions contemplated by the Merger Agreement are consummated, by operation of law in the Merger);

  (ii)
  grant any proxies or powers of attorney or enter into a voting agreement or other arrangement with respect to such Stockholder's Subject Shares, other than this Agreement;

  (iii)
  enter into, or deposit such Stockholder's Subject Shares into, a voting trust or take any other action which would, or could reasonably be expected to, result in a diminution of the voting power represented by any of such Stockholder's Subject Shares;

  (iv)
  purchase, acquire or accept any shares of capital stock or other equity securities of the Company or other securities exercisable for or convertible into shares of capital stock or equity securities of the Company; or

  (v)
  commit or agree to take any of the foregoing actions.

  (b)
  Consideration.    Each Stockholder hereby acknowledges and agrees that the only consideration payable in respect of such Stockholder's Subject Shares shall be as set forth in the Plan of Merger.

  (c)
  Efforts.    For so long as this Agreement is in effect, each Stockholder agrees not to take any action which would make any representation or warranty of such Stockholder herein untrue or incorrect in any material respect or knowingly take any action that would have the effect of preventing or disabling it from performing its obligations under this Agreement. Subject to Section 4 hereof, for so long as this Agreement is in effect, each Stockholder shall use such Stockholder's reasonable efforts to take, or cause to be taken, all actions (including executing and delivering such additional documents) and do, or cause to be done, and to assist and cooperate with the other parties hereto in doing, all things, in each case, as may reasonably be deemed by Parent to be necessary or desirable to carry out the provisions of this Agreement.

  (d)
  Additional Shares.    In the event (i) of any stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of capital stock of the Company on, of or affecting any Stockholder's Subject Shares or (ii) any Stockholder becomes the beneficial owner of any additional shares of capital stock of the Company or other securities entitling the holder thereof to vote or give consent with respect to the matters set forth in Section 2(a) hereof, then the terms of this Agreement shall apply to the shares of capital stock or other securities of the Company held by such Stockholder immediately following the effectiveness of the events described in clause (i) or such Stockholder becoming the beneficial owner thereof, as described in clause (ii), as though they were such Stockholder's Subject Shares hereunder. Each Stockholder hereby agrees, while this Agreement is in effect, to notify Parent of the number of any new shares of capital stock of the Company acquired by such Stockholder, if any, after the date hereof.

        Section 8.    No Solicitation.    For so long as this Agreement is in effect, no Stockholder shall, nor shall such Stockholder permit any investment banker, attorney or other advisor or representative of such Stockholder to, directly or indirectly through another Person, solicit, initiate or encourage, or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal; provided that any action which is permitted by the Merger Agreement to be taken by a Stockholder or one of its partners or other personnel in his or her capacity as a director or officer or which is permitted by Section 4 hereof shall not be prohibited by the foregoing.

        Section 9.    No Communications.    Unless required by applicable law, each Stockholder shall not, and shall cause its representatives not to, make any press release, public announcement or other public communication that criticizes or disparages this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby, without the prior written consent of Parent. Each Stockholder hereby (i) consents to and authorizes the publication and disclosure by Parent of such Stockholder's identity and holding of Subject Shares, and the nature of such Stockholder's commitments, arrangements and understandings under this Agreement, in any disclosure document in connection with the Merger or any other transactions contemplated by the Merger Agreement and (ii) agrees as promptly as practicable to notify Parent of any required corrections with respect to any written information supplied by it specifically for use in any such disclosure document.

        Section 10.    Specific Enforcement.    The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with the terms hereof or were otherwise breached and that the non-breaching party shall be entitled to specific performance of the terms hereof in addition to any other remedy which may be available at law or in equity. It is accordingly agreed that the non-breaching party will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court located in Ontario, Canada, the foregoing being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit itself to the exclusive jurisdiction of any state or federal court located in Ontario, Canada, in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement is any court other than a state or federal court located in Ontario, Canada. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

        Section 11.    Termination.    This Agreement shall terminate and cease to have any force or effect on the earlier of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the written agreement of the parties hereto to terminate this Agreement, or (iii) at the option of any Stockholder, the execution or granting of any amendment, modification, change or waiver with respect to the Merger Agreement or the Plan of Merger subsequent to the date of this Agreement that results in a decrease in the price to be paid with respect to such Stockholder ' s Subject Shares as set forth in the Plan of Merger or that otherwise constitutes a material modification to such Plan of Merger, provided, however, that (x) Sections 12 (Notices), 14 (Entire Agreement), 15 (Amendment), 16 (Successors and Assigns), 17 (Execution in Counterparts; Effectiveness),

18 (Governing Law), 19 (Severability), 20 (Interpretation) and 21 (Stockholder Obligations Several and Not Joint) shall survive any termination of this Agreement and (y) termination of this Agreement shall not relieve any party from liability for any breach of its obligations hereunder committed prior to such termination.

        Section 12.    Notices.    All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, mailed by certified mail (return receipt requested) or sent by overnight carrier or by telecopier (upon confirmation of receipt) to the parties at the following addresses or at such other as shall be specified by the parties by like notice: (i) if to Parent or the Company, to the appropriate address set forth in Section 7.6 of the Merger Agreement; and (ii) if to a Stockholder, to the appropriate address set forth on Schedule I hereto.

        Section 13.    Certain Events.    Each Stockholder agrees that this Agreement and the obligations hereunder shall attach to such Stockholder ' s Subject Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Stockholder ' s Subject Shares shall pass, whether by operation of law or otherwise, including such Stockholder ' s heirs, guardians, administrators or successors.

        Section 14.    Entire Agreement.    This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

        Section 15.    Amendment.    This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by Parent, the Stockholders and (with respect to any provisions setting forth rights or obligations of the Company only) the Company; provided that, with respect to the obligations of any individual Stockholder under this Agreement, this Agreement may be amended with the approval of such Stockholder and Parent notwithstanding the failure to obtain the approval of other Stockholders.

        Section 16.    Successors and Assigns.    This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other parties hereto. This Agreement will be binding upon, inure to the benefit of and be enforceable by each party and such party's heirs, beneficiaries, executors, successors, representatives and permitted assigns.

        Section 17.    Execution in Counterparts: Effectiveness.    This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, and delivered by means of facsimile transmission or otherwise, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement. This Agreement shall become effective when counterparts hereof executed by, or on behalf of, each of the parties hereto shall have been received by Parent.

        Section 18.    GOVERNING LAW.    THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE PROVINCE OF ONTARIO AND THE LAWS OF CANADA APPLICABLE THEREIN EXCEPT THOSE PROVISIONS EFFECTING THE MERGER, WHICH SHALL BE GOVERNED BY THE LAWS OF THE STATE OF DELAWARE.

        Section 19.    Severability.    If any provision of this Agreement shall be held to be illegal, invalid or unenforceable under any applicable law, then such contravention or invalidity shall not invalidate the entire Agreement. Such provision shall be deemed to be modified to the extent necessary to render it legal, valid and enforceable, and if no such modification shall render it legal, valid and enforceable, then this Agreement shall be construed as if not containing the provision held to be invalid, and the rights and obligations of the parties shall be construed and enforced accordingly.

        Section 20.    Interpretation.    The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. This Agreement has been freely and fairly negotiated among the parties. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party because of the authorship of any provision of this Agreement. Any reference to any applicable law will be deemed to refer to such law as in effect on the date hereof and all rules and regulations promulgated thereunder, unless the context requires otherwise. The words "include," "includes,"

and "including" will be deemed to be followed by "without limitation." Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words "this Agreement," "herein," "hereof," "hereby," "hereunder," and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited.

        Section 21.    Stockholder Obligations Several and Not Joint.    The obligations of each Stockholder hereunder shall be several and not joint and no Stockholder shall be liable for any breach of the terms of this Agreement by any other Stockholder.

****

        IN WITNESS WHEREOF, Parent and the Stockholders have caused this Agreement to be signed, individually or by its respective officer thereunto duly authorized, as of the date first written above.

PARENT:

IESI-BFC LTD.

			By:	/s/ WILLIAM CHYFETZ
				Name:	William Chyfetz
				Title:	Vice President & General Counsel

STOCKHOLDERS:

/s/ GARY W. DEGROOTE GARY W. DEGROOTE

GWD MANAGEMENT INC.

By:	/s/ GARY W. DEGROOTE
	Name:	Gary W. DeGroote
	Title:	President

        [Signature page to Voting Agreement]

 SCHEDULE I

Name and Contact Information for Stockholder	No. of Shares of Common Beneficially Owned
Gary W. DeGroote Suite 201N 1455 Lakeshore Road Burlington, Ontario L7S 2J1	1,250
GWD Management, Inc. Suite 201N 1455 Lakeshore Road Burlington, Ontario L7S 2J1	758,333

 APPENDIX D

VOTING AGREEMENT

EXECUTION VERSION

VOTING AGREEMENT

        VOTING AGREEMENT, dated as of November 11, 2009 (the "Agreement"), by and among IESI-BFC LTD., a corporation organized under the laws of Ontario, Canada ("Parent"), and each of those stockholders of WASTE SERVICES, INC., a Delaware corporation (the "Company"), listed as a "Stockholder" on the signature pages hereof (each, a "Stockholder" and, collectively, the "Stockholders").

RECITALS

        WHEREAS, as of the date hereof, each Stockholder is the record and beneficial owner of the number of shares (the "Shares") of common stock, par value $.01 per share, of the Company (the "Common Stock") set forth opposite such Stockholder's name on Schedule I attached hereto (such Shares, together with any other shares of capital stock acquired by such Stockholder after the date hereof and during the term of this Agreement (including through the exercise of any stock options, warrants, convertible preferred stock, or any other convertible or exchangeable securities or similar instruments of the Company), being collectively referred to herein as such Stockholder's "Subject Shares");

        WHEREAS, contemporaneously with the execution of this Agreement, Parent, IESI-BFC Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), and the Company, have entered into an Agreement and Plan of Merger, dated as of November 11, 2009 (as it may be amended or supplemented from time to time, the "Merger Agreement"), pursuant to which, upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into the Company, and the Company will be the surviving entity (the "Merger") and a wholly-owned subsidiary of Parent;

        WHEREAS, Parent and Merger Sub, as a condition to its willingness to enter into the Merger Agreement, have required assurances from the Stockholders regarding such Stockholder's support for the transactions contemplated by the Merger Agreement and agreement as to the matters set forth in this Agreement, and the Stockholders have agreed to provide such assurances by entering into this Agreement; and

        WHEREAS, the Company has approved the entry by Parent, Merger Sub and the Stockholders into this Agreement for purposes of Section 203 of the Delaware Law.

        NOW, THEREFORE, in consideration of the foregoing and the respective representatives, warranties, covenants and agreements set forth in this Agreement and in the Merger Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:

        Section 1.    Defined Terms.    Capitalized terms used but not defined herein have the meanings set forth in the Merger Agreement.

        Section 2.    Voting of Shares.

  (a)
  Voting.    For so long as this Agreement is in effect, each Stockholder hereby agrees to vote (or cause to be voted) all of such Stockholder's Subject Shares, at every annual, special or other meeting of the stockholders of the Company, and at any adjournment or adjournments thereof, or pursuant to any consent in lieu of a meeting or otherwise:

  (i)
  in favor of the Merger and the Merger Agreement and adoption of the Plan of Merger in the form that is in economic and all other material respects as attached hereto as Exhibit A (the "Plan of Merger"), and the approval of the other transactions contemplated thereby, and any actions required in furtherance thereof; and

  (ii)
  against (A) any extraordinary corporate transaction, such as a merger, rights offering, reorganization, recapitalization or liquidation involving the Company or any of its subsidiaries (other than the Merger), (B) a sale or transfer of a material amount of assets or capital stock of the Company or any of its subsidiaries or (C) any action that is intended, or would reasonably be expected, to prevent or materially delay or otherwise interfere with the Merger and the other transactions contemplated by the Merger Agreement.

  (b)
  Grant of Irrevocable Proxy to Parent.    Each Stockholder hereby irrevocably grants to, and appoints, Parent and any individual who shall hereafter be designated by Parent, and each of them, such Stockholder's proxy and attorney-in-fact (with full power of substitution), for and in the name, place and stead of such Stockholder, to vote, or cause to be voted, such Stockholder's Subject Shares, or grant a consent or approval in respect of such Stockholder's Subject Shares, at every annual, special or other meeting of the stockholders of the Company, and at any adjournment or adjournments thereof, or pursuant to any consent in lieu of a meeting or otherwise, with respect to the matters and in the manner specified in Section 2(a) hereof; provided that the foregoing proxy shall terminate immediately upon termination of this Agreement in accordance with its terms. Each Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the Stockholders' execution and delivery of this Agreement. Each Stockholder hereby affirms that the irrevocable proxy set forth in this Section 2(b) is given in connection with the execution of the Merger Agreement, and that such irrevocable proxy is given to secure the performance of the duties of such Stockholder under this Agreement. Subject to this Section 2(b), this grant of proxy is coupled with an interest and may under no circumstances be revoked. Each Stockholder hereby ratifies and confirms all actions that any proxy appointed or designated pursuant to this Section 2(b) may lawfully do or cause to be done in accordance herewith. Such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 212 of the Delaware General Corporation Law provided that the such proxy shall terminate immediately upon termination of this Agreement in accordance with its terms. Upon the execution hereof, all prior proxies given by each Stockholder with respect to the Shares are hereby revoked and, for so long as this Agreement is in effect, no subsequent proxies will be given. If for any reason the proxy granted herein is not irrevocable, each Stockholder agrees to vote such Stockholder's Subject Share in accordance with Section 2(a) hereof.

        Section 3.    Waiver of Appraisal and Dissenters' Rights and Actions.    Each Stockholder hereby (i) waives and agrees not to exercise any rights of appraisal or rights to dissent from the Merger that such Stockholder may have and (ii) agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, the Company or any of their respective successors relating to the negotiation, execution or delivery of this Agreement or the Merger Agreement or the consummation of the Merger, including any claim (x) challenging the validity of, seeking to enjoin the operation of, any provision of this Agreement or (y) alleging a breach of any fiduciary duty of the Board of Directors of the Company in connection with the Merger Agreement or the transactions contemplated thereby.

        Section 4.    Fiduciary Responsibilities.    No Stockholder executing this Agreement who is or becomes during the term hereof a director or officer of the Company makes (or shall be deemed to have made) any agreement or understanding herein in his or her capacity as such director or officer. Without limiting the generality of the foregoing, each Stockholder signs solely in his, her or its capacity as the record and/or beneficial owner, as applicable, of such Stockholder's Subject Shares and nothing herein shall limit or affect any actions taken by such Stockholder (or a designee of such Stockholder) in his or her capacity as an officer or director of the Company in exercising his or her or the Company's or the Company Board's rights in connection with the Merger Agreement or otherwise and such actions shall not be deemed to be a breach of this Agreement.

        Section 5.    Representations and Warranties of Stockholder.    Each Stockholder, severally and not jointly, represents and warrants to Parent as follows:

  (a)
  Binding Agreement.    Such Stockholder has the capacity to execute and deliver this Agreement and to consummate the transactions contemplated hereby. Such Stockholder has duly and validly executed and delivered this Agreement and this Agreement constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting creditors' rights generally and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law).

  (b)
  No Conflict.    Neither the execution and delivery of this Agreement by such Stockholder, nor the performance by such Stockholder of its obligations hereunder will, (i) require any consent, approval,

    authorization or permit of, registration, declaration or filing (except for such filings as may be required under the federal securities laws or as would not reasonably be expected to prevent, materially delay or otherwise materially impair such Stockholder's ability to perform its obligations hereunder) with, or notification to, any governmental entity, (ii) if such Stockholder is an entity, result in a violation of, or default under, or conflict with any provision of its certificate of incorporation, bylaws, partnership agreement, limited liability company agreement or similar organizational documents, (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, or acceleration) under any contract, trust, agreement, instrument, commitment, arrangement or understanding applicable to such Stockholder or such Stockholder's Subject Shares, or result in the creation of a security interest, lien, charge, encumbrance, equity or claim with respect to any of such Stockholder's Subject Shares, except, in the case of clause (iii), as would not reasonably be expected to prevent, materially delay or otherwise materially impair such Stockholder's ability to perform its obligations hereunder, (iv) require any consent, authorization or approval of any Person other than a governmental entity, except, in the case of clause (iv), as would not reasonably be expected to prevent, materially delay or otherwise materially impair such Stockholder's ability to perform its obligations hereunder or (v) violate or conflict with any order, writ, injunction, decree, rule, regulation or law applicable to such Stockholder or such Stockholder's Subject Shares. If such Stockholder is a married individual and such Stockholder's Subject Shares constitute community property or otherwise need spousal approval in order for this Agreement to be a legal, valid and binding obligation of such Stockholder, this Agreement has been duly authorized, executed and delivered by, and constitutes a legal, valid and binding obligation of, such Stockholder's spouse, enforceable against such spouse in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting creditors' rights generally and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law).

  (c)
  Ownership of Shares.    Such Stockholder is the record and beneficial owner of, and has good and valid title to, the Shares set forth opposite such Stockholder's name on Schedule I attached hereto free and clear of any security interests, liens, charges, encumbrances, equities, claims, options or limitations of whatever nature and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Shares). There are no outstanding options or other rights to acquire from such Stockholder, or obligations of such Stockholder to sell or to dispose of, any of such Stockholder's Shares, and none of such Stockholder's Shares are subject to vesting. Such Stockholder holds exclusive power to vote the Shares set forth opposite such Stockholder's name on Schedule I attached hereto. As of the date of this Agreement, the Shares set forth opposite such Stockholder's name on such Schedule I attached hereto represent all of the shares of capital stock of the Company owned (beneficially or of record) by such Stockholder, except shares of Company Common Stock which may be acquired by such Stockholder upon exercise of options, if any, held by such Stockholder as set forth in such Schedule.

  (d)
  Broker Fees.    No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial advisor's or other similar fee or commission based upon arrangements made by or on behalf of such Stockholder in connection with its entering into this Agreement that would be payable by the Company or the Parent.

        Section 6.    Representations and Warranties of Parent.    Parent represents and warrants to the Stockholders as follows:

  (a)
  Binding Agreement.    Parent is a corporation duly incorporated, validly existing and in good standing under the laws of Ontario, Canada and has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Parent, and no other corporate proceedings on the part of Parent are necessary to authorize the execution, delivery and performance of this Agreement by Parent and the consummation of the transactions contemplated hereby. Parent has duly and validly executed this Agreement and this Agreement constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization or other similar laws affecting creditors' rights generally and by general equitable principles (regardless of whether enforceability is considered in a proceeding in equity or at law).

  (b)
  No Conflict.    Neither the execution and delivery by Parent of this Agreement, nor the performance by Parent of its obligations hereunder will, (i) require any consent, approval, authorization or permit of, registration, declaration or filing (except for such filings as may be required under the federal securities laws or as would not reasonably be expected to prevent, materially delay or otherwise materially impair Parent's ability to perform its obligations hereunder) with, or notification to, any governmental entity, (ii) result in a violation of, or default under, or conflict with any provision of its charter and bylaws, (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, or acceleration) under any contract, trust, agreement, instrument, commitment, arrangement or understanding applicable to Parent, except, in the case of clause (iii), as would not reasonably be expected to prevent, materially delay or otherwise materially impair Parent's ability to perform its obligations hereunder, (iv) require any consent, authorization or approval of any Person other than a governmental entity, except, in the case of clause (iv), as would not prevent, materially delay or otherwise materially impair such Parent's ability to perform its obligations hereunder or (v) violate or conflict with any order, writ, injunction, decree, rule, regulation or law applicable to Parent.

        Section 7.    Transfer and Other Restrictions.    For so long as this Agreement is in effect:

  (a)
  Certain Prohibited Transfers and Purchases.    Prior to the Effective Date, each Stockholder agrees not to:

  (i)
  sell, transfer, exchange, pledge, encumber, assign or otherwise dispose (collectively, the "Transfer") of, or enter into any contract, option or other arrangement or understanding with respect to the Transfer of, such Stockholder's Subject Shares or any interest contained therein (other than, if the transactions contemplated by the Merger Agreement are consummated, by operation of law in the Merger);

  (ii)
  grant any proxies or powers of attorney or enter into a voting agreement or other arrangement with respect to such Stockholder's Subject Shares, other than this Agreement;

  (iii)
  enter into, or deposit such Stockholder's Subject Shares into, a voting trust or take any other action which would, or could reasonably be expected to, result in a diminution of the voting power represented by any of such Stockholder's Subject Shares;

  (iv)
  purchase, acquire or accept any shares of capital stock or other equity securities of the Company or other securities exercisable for or convertible into shares of capital stock or equity securities of the Company; or

  (v)
  commit or agree to take any of the foregoing actions.

  (b)
  Consideration.    Each Stockholder hereby acknowledges and agrees that the only consideration payable in respect of such Stockholder's Subject Shares shall be as set forth in the Plan of Merger.

  (c)
  Efforts.    For so long as this Agreement is in effect, each Stockholder agrees not to take any action which would make any representation or warranty of such Stockholder herein untrue or incorrect in any material respect or knowingly take any action that would have the effect of preventing or disabling it from performing its obligations under this Agreement. Subject to Section 4 hereof, for so long as this Agreement is in effect, each Stockholder shall use such Stockholder's reasonable efforts to take, or cause to be taken, all actions (including executing and delivering such additional documents) and do, or cause to be done, and to assist and cooperate with the other parties hereto in doing, all things, in each case, as may reasonably be deemed by Parent to be necessary or desirable to carry out the provisions of this Agreement.

  (d)
  Additional Shares.    In the event (i) of any stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of capital stock of the Company on, of or affecting any Stockholder's Subject Shares or (ii) any Stockholder becomes the beneficial owner of any additional shares of capital stock of the Company or other securities entitling the holder thereof to vote or give consent with respect to the matters set forth in Section 2(a) hereof, then the terms of this Agreement shall apply to the shares of capital stock or other securities of the Company held by such Stockholder immediately following the effectiveness of the events described in clause (i) or such Stockholder becoming the beneficial owner thereof, as described in clause (ii), as though they were such Stockholder's Subject Shares hereunder. Each Stockholder hereby agrees, while this Agreement is in effect, to notify Parent of the number of any new shares of capital stock of the Company acquired by such Stockholder, if any, after the date hereof.

        Section 8.    No Solicitation.    For so long as this Agreement is in effect, no Stockholder shall, nor shall such Stockholder permit any investment banker, attorney or other advisor or representative of such Stockholder to, directly or indirectly through another Person, solicit, initiate or encourage, or take any other action to facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal; provided that any action which is permitted by the Merger Agreement to be taken by a Stockholder or one of its partners or other personnel in his or her capacity as a director or officer or which is permitted by Section 4 hereof shall not be prohibited by the foregoing.

        Section 9.    No Communications.    Unless required by applicable law, each Stockholder shall not, and shall cause its representatives not to, make any press release, public announcement or other public communication that criticizes or disparages this Agreement and the Merger Agreement and the transactions contemplated hereby and thereby, without the prior written consent of Parent. Each Stockholder hereby (i) consents to and authorizes the publication and disclosure by Parent of such Stockholder's identity and holding of Subject Shares, and the nature of such Stockholder's commitments, arrangements and understandings under this Agreement, in any disclosure document in connection with the Merger or any other transactions contemplated by the Merger Agreement and (ii) agrees as promptly as practicable to notify Parent of any required corrections with respect to any written information supplied by it specifically for use in any such disclosure document.

        Section 10.    Specific Enforcement.    The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with the terms hereof or were otherwise breached and that the non-breaching party shall be entitled to specific performance of the terms hereof in addition to any other remedy which may be available at law or in equity. It is accordingly agreed that the non-breaching party will be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court located in Ontario, Canada, the foregoing being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (i) consents to submit itself to the nonexclusive jurisdiction of any state or federal court located in Ontario, Canada, in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a state or federal court located in Ontario, Canada, New York, New York or the State of Delaware. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

        Section 11.    Termination.    This Agreement shall terminate and cease to have any force or effect on the earlier of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the written agreement of the parties hereto to terminate this Agreement, or (iii) at the option of any Stockholder, the execution or granting of any amendment, modification, change or waiver with respect to the Merger Agreement or the Plan of Merger subsequent to the date of this Agreement that results in a decrease in the price to be paid with respect to such Stockholder's Subject Shares as set forth in the Plan of Merger or that otherwise constitutes a material modification to such Plan of Merger; provided, however, that (x) Sections 12 (Notices), 14 (Entire Agreement), 15 (Amendment), 16 (Successors and Assigns), 17 (Execution in Counterparts; Effectiveness),

18 (Governing Law), 19 (Severability), 20 (Interpretation) and 21 (Stockholder Obligations Several and Not Joint) shall survive any termination of this Agreement and (y) termination of this Agreement shall not relieve any party from liability for any breach of its obligations hereunder committed prior to such termination.

        Section 12.    Notices.    All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered personally, mailed by certified mail (return receipt requested) or sent by overnight carrier or by telecopier (upon confirmation of receipt) to the parties at the following addresses or at such other as shall be specified by the parties by like notice: (i) if to Parent or the Company, to the appropriate address set forth in Section 7.6 of the Merger Agreement; and (ii) if to a Stockholder, to the appropriate address set forth on Schedule I hereto.

        Section 13.    Certain Events.    Each Stockholder agrees that this Agreement and the obligations hereunder shall attach to such Stockholder's Subject Shares and shall be binding upon any person or entity to which legal or beneficial ownership of such Stockholder's Subject Shares shall pass, whether by operation of law or otherwise, including such Stockholder's heirs, guardians, administrators or successors.

        Section 14.    Entire Agreement.    This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

        Section 15.    Amendment.    his Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by Parent, the Stockholders and (with respect to any provisions setting forth rights or obligations of the Company only) the Company; provided that, with respect to the obligations of any individual Stockholder under this Agreement, this Agreement may be amended with the approval of such Stockholder and Parent notwithstanding the failure to obtain the approval of other Stockholders.

        Section 16.    Successors and Assigns.    This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of the other parties hereto. This Agreement will be binding upon, inure to the benefit of and be enforceable by each party and such party's heirs, beneficiaries, executors, successors, representatives and permitted assigns.

        Section 17.    Execution in Counterparts; Effectiveness.    This Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, and delivered by means of facsimile transmission or otherwise, each of which when so executed and delivered shall be deemed to be an original and all of which when taken together shall constitute one and the same agreement. This Agreement shall become effective when counterparts hereof executed by, or on behalf of, each of the parties hereto shall have been received by Parent.

        Section 18.    GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE

        Section 19.    Severability.    If any provision of this Agreement shall be held to be illegal, invalid or unenforceable under any applicable law, then such contravention or invalidity shall not invalidate the entire Agreement. Such provision shall be deemed to be modified to the extent necessary to render it legal, valid and enforceable, and if no such modification shall render it legal, valid and enforceable, then this Agreement shall be construed as if not containing the provision held to be invalid, and the rights and obligations of the parties shall be construed and enforced accordingly.

        Section 20.    Interpretation.    The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. This Agreement has been freely and fairly negotiated among the parties. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party because of the authorship of any provision of this Agreement. Any reference to any applicable law will be deemed to refer to such law as in effect on the date hereof and all rules and regulations promulgated thereunder, unless the context requires otherwise. The words "include," "includes," and "including" will be deemed to be followed by "without limitation." Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words "this Agreement," "herein," "hereof," "hereby," "hereunder," and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited.

        Section 21.    Stockholder Obligations Several and Not Joint.    The obligations of each Stockholder hereunder shall be several and not joint and no Stockholder shall be liable for any breach of the terms of this Agreement by any other Stockholder.

* * * *

        IN WITNESS WHEREOF, Parent and the Stockholders have caused this Agreement to be signed, individually or by its respective officer thereunto duly authorized, as of the date first written above.

PARENT:

IESI-BFC LTD.

			By:	/s/ WILLIAM CHYFETZ
				Name:	William Chyfetz
				Title:	Vice President & General Counsel

STOCKHOLDERS:

KELSO INVESTMENT ASSOCIATES VI, L.P.

By:	/s/ GEORGE E. MATELICH
	Name:	George E. Matelich
	Title:	Authorized Person

KEP VI, LLC

By:	/s/ GEORGE E. MATELICH
	Name:	George E. Matelich
	Title:	Authorized Person

 [Signature page to Voting Agreement]

 SCHEDULE I

Name and Contact Information for Stockholder	No. of Shares of Common Beneficially Owned
KELSO INVESTMENT ASSOCIATES VI, L.P.	2,605,263
320 Park Avenue, 24th Floor, NY, NY 10022
KEP VI, LLC	289,474
320 Park Avenue, 24th Floor, NY, NY 10022

 APPENDIX E — OPINION OF CIBC WORLD MARKETS

CIBC World Markets Inc. Brookfield Place, 161 Bay Street, 6th floor Toronto, Ontario M5J 2S8 Tel: (416) 594-7000

December 10, 2009

The Board of Directors of
Waste Services, Inc.
1122 International Blvd., Suite 601
Burlington, Ontario, Canada

To the Board of Directors:

        CIBC World Markets Inc. ("CIBC", "we" or "us") understands that Waste Services, Inc. ("WSI" or the "Company"), IESI-BFC Ltd. ("IESI-BFC"), and IESI-BFC Merger Sub, Inc., a wholly-owned subsidiary of IESI-BFC ("Merger Sub"), have entered into an Agreement and Plan of Merger, dated as of November 11, 2009 (the "Merger Agreement"), pursuant to which, among other things, Merger Sub will merge with and into the Company (the "Merger") and each issued and outstanding share of common stock, par value US$0.01 per share, of the Company ("Company Common Stock") will be converted into the right to receive 0.5833 (the "Exchange Ratio") common shares of IESI-BFC ("IESI-BFC Common Shares"). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

        We further understand that IESI-BFC has entered into agreements (the "Lock-up Agreements") with certain holders of Company Common Stock (the "Locked-up Stockholders") pursuant to which such Locked-up Stockholders have agreed, in certain circumstances, to vote in favour of the WSI Stockholder Approval Matters (as defined in the Merger Agreement) at the WSI Stockholders Meeting (as defined in the Merger Agreement). We understand that the Locked-up Stockholders collectively own approximately 35.2% of the issued and outstanding shares of Company Common Stock.

        We understand that the obligations of the Company, IESI-BFC and Merger Sub to complete the transactions contemplated by the Merger Agreement (including the Merger) will be subject to certain conditions as set out in the Merger Agreement, including approval of the WSI Stockholder Approval Matters at the WSI Stockholders Meeting.

Engagement of CIBC

        By letter agreement dated November 9, 2009 (the "Engagement Agreement"), the Company retained CIBC to act as financial advisor to the Company and its board of directors (the "Board of Directors") in connection with the Merger and in connection with any Alternative Transaction (as defined in the Engagement Letter). Pursuant to the terms of the Engagement Agreement, the Company has requested that we prepare and deliver to the Board of Directors our written opinion (the "Opinion") concerning the fairness, from a financial point of view, to holders of the Company Common Stock of the Exchange Ratio.

        CIBC will be paid a fee for rendering the Opinion in connection with the Merger regardless of the conclusion of the opinion. Such fee is payable upon delivery of the Opinion, whether or not the Merger is completed. CIBC will be paid an additional fee if it is requested to provide any other opinion (which would be payable upon delivery of such additional opinion, whether or not a transaction is completed), and an additional fee that is contingent upon the completion of any Alternative Transaction (which is any transaction that is an alternative to the Merger, including an alternative transaction with IESI-BFC), against which would be credited the fee for delivering the Opinion or any other opinion. The Company has also agreed to reimburse CIBC for its reasonable out-of-pocket expenses and to indemnify CIBC in respect of certain liabilities that might arise out of our engagement.

        We and our affiliates have in the past provided, and may in the future provide, services to the Company and IESI-BFC unrelated to the Merger, for which services we and our affiliates have received, and may receive, compensation. In addition, we may participate as part of a syndicate of lenders in connection with the increase in the size of IESI-BFC's Canadian dollar credit facility from CAD$305 million to CAD$450 million to be used to retire certain indebtedness of the Company. In the ordinary course of business, we and our affiliates may actively trade the securities of each of the Company and IESI-BFC for our and their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Credentials of CIBC

        CIBC is one of Canada's largest investment banking firms with operations in all facets of corporate and government finance, mergers and acquisitions, equity and fixed income sales and trading and investment research. The Opinion expressed herein is the opinion of CIBC and the form and content herein have been approved for release by a committee of its managing directors and internal counsel, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Scope of Review

        In connection with rendering our Opinion, we have reviewed and relied upon, among other things, the following:

  i)
  the Merger Agreement;

  ii)
  the Lock-up Agreements;

  iii)
  the annual reports on Form 10-K and quarterly reports on Form 10-Q, including the comparative audited and unaudited financial statements and management's discussion and analysis, of the Company for the fiscal year ended December 31, 2006 to the interim period ended September 30, 2009;

  iv)
  the annual and interim financial reports, including the comparative audited financial statements and management's discussion and analysis, of IESI-BFC for the fiscal years ended December 31, 2006 to the interim period ended September 30, 2009;

  v)
  the Company's definitive proxy statement on Schedule 14A dated May 1, 2009 relating to the annual meeting of stockholders held on June 23, 2009;

  vi)
  IESI-BFC's material change report dated November 16, 2009 concerning the announcement of the transactions contemplated by the Merger Agreement;

  vii)
  IESI-BFC's annual information form dated March 25, 2009 for the fiscal year ended December 31, 2008;

  viii)
  IESI-BFC's management information circular dated March 23, 2009 relating to the annual meeting of shareholders held on April 20, 2009;

  ix)
  certain internal financial, operational, corporate and other information prepared or provided by the management of the Company, including internal operating and financial budgets and projections of the Company;

  x)
  certain internal financial, operational, corporate and other information prepared or provided by the management of IESI-BFC, including internal operating and financial budgets and projections of IESI-BFC;

  xi)
  selected public market trading statistics and relevant financial information of the Company and IESI-BFC and other comparable public entities;

  xii)
  selected financial statistics and relevant financial information with respect to relevant precedent transactions;

  xiii)
  selected relevant reports published by equity research analysts and industry sources regarding the Company and IESI-BFC and other comparable public entities;

  xiv)
  a certificate addressed to us, dated as of the date hereof, from two senior officers of the Company as to the completeness and accuracy of the Information (as defined below) provided by or on behalf of the Company; and

  xv)
  such other information, analyses, investigations and discussions as we considered necessary or appropriate in the circumstances.

        In addition, we have participated in discussions with members of the senior management of each of the Company and IESI-BFC regarding their respective past and current business operations, financial condition and future prospects. We have also participated in discussions with Akin Gump Strauss Hauer & Feld LLP, external legal counsel to the Company, concerning the Merger, the Merger Agreement and related matters.

Assumptions and Limitations

        Our Opinion is subject to the assumptions, explanations and limitations set forth below.

        We have not been asked to prepare and have not prepared a formal valuation or appraisal of any of the assets or securities of the Company or IESI-BFC or any of their respective affiliates and our Opinion should not be construed as such, nor have we been requested to identify, solicit, consider or develop any potential alternatives to the Merger.

        With your permission, we have relied upon and have assumed the completeness, accuracy and fair presentation in all material respects of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Company, IESI-BFC or their respective affiliates or advisors or otherwise obtained by us pursuant to our engagement, and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or attempted to verify independently the accuracy, completeness or fairness of presentation of any such information, data, advice, opinions and representations. Without limiting the foregoing, we have not met separately with the independent auditors of the Company or IESI-BFC in connection with preparing this Opinion and, with your permission, we have assumed the accuracy and fair presentation of, and relied upon, the audited financial statements of the Company and IESI-BFC and the reports of the auditors thereon and the interim financial statements of the Company and IESI-BFC.

        With respect to the operating and financial forecasts and budgets provided to us concerning the Company and IESI-BFC and relied upon in our financial analyses, including information relating to certain strategic, financial and operating benefits and costs anticipated from the Merger, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgements of the respective managements of the Company and IESI-BFC of the future financial performance of the Company and IESI-BFC, having regard to the business, plans, financial condition and prospects of the Company and IESI-BFC, respectively. We express no view as to, and our Opinion does not address, the underlying business decision of the Company to proceed with or effect the Merger, nor does our Opinion address the relative merits of the Merger as compared to any other strategic alternatives that may be available to the Company. We have assumed that the Merger will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), that WSI and IESI-BFC will each be a "party to the reorganization" within the meaning of section 368 of the Code and IESI-BFC will be treated as a corporation under section 367(a) of the Code with respect to each transfer of property to IESI-BFC pursuant to the merger.

        We have also assumed that all of the representations and warranties contained in the Merger Agreement are correct as of the date hereof and that the Merger will be completed substantially in accordance with the terms set forth in the Merger Agreement without any material modification, waiver or delay and in compliance with all applicable laws. We have assumed that in connection with the receipt of all necessary governmental, regulatory and other approvals, consents, releases and waivers for the Merger, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Merger.

        The Company has represented to us, in a certificate of two senior officers of the Company, dated the date hereof, among other things, that the information, data and other material (financial or otherwise) provided to us by or on behalf of the Company, including the written information and discussions concerning the Company referred to above under the heading "Scope of Review" (collectively, the "Information"), are complete and correct at the date the Information was provided to us and that, since the date of the Information, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Opinion.

        We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Merger or the sufficiency of this letter for your purposes.

        Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Company and IESI-BFC as they are reflected in the Information and any other information, data or other material (financial or otherwise) provided to us by or on behalf of the Company and IESI-BFC and as they were represented to us in our discussions with the respective managements of the Company and IESI-BFC and their respective affiliates and advisors. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, markets and economic conditions and other matters, many of which are beyond the control of any party involved in the Merger. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on the Company, IESI-BFC or the Merger.

        The Opinion is being provided to the Board of Directors for its exclusive use only in considering the Merger and may not be published, disclosed to any other person, relied upon by any other person, or used for any other purpose, without the prior written consent of CIBC. Our Opinion is not intended to be and does not constitute a recommendation as to how any holder of Company Common Stock should vote or act in connection with the Merger or any related matter. In addition, we do not express any opinion as to what the value of IESI-BFC Common Shares will be when issued pursuant to the Merger or the prices at which IESI-BFC Common Shares or the Company Common Stock will trade at any time. We express no view or opinion as to any terms or other aspects of the Merger (other than the Exchange Ratio to the extent expressly set forth herein), including, without limitation, the form or structure of the Merger or any other arrangement or understanding entered into in connection with or related to the Merger.

        The Opinion is given as of the date hereof and, although we reserve the right to change or withdraw the Opinion if we learn that any of the information that we relied upon in preparing the Opinion was inaccurate, incomplete or misleading in any material respect, we disclaim any obligation to change or withdraw the Opinion, to advise any person of any change that may come to our attention or to update the Opinion after the date of this Opinion.

Opinion

        Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion, as of the date hereof, that the Exchange Ratio is fair, from a financial point of view, to holders of the Company Common Stock.

Yours very truly,

/s/ CIBC World Markets Inc.

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PROPOSED MERGER — YOUR VOTE IS VERY IMPORTANT
ADDITIONAL INFORMATION
WASTE SERVICES, INC. 1122 INTERNATIONAL BLVD., SUITE 601 BURLINGTON, ONTARIO, CANADA L7L 6Z8 NOTICE OF SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON WEDNESDAY, JUNE 30, 2010
TABLE OF CONTENTS
QUESTIONS AND ANSWERS ABOUT THE WSI SPECIAL MEETING
SUMMARY
COMPARATIVE PER SHARE DATA
COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION
CURRENCY EXCHANGE RATE DATA
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF IESI-BFC
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF WSI
SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
RISK FACTORS
THE WSI SPECIAL MEETING
THE MERGER
PROPOSAL NO. 1: THE MERGER AGREEMENT
VOTING AGREEMENTS
PROPOSAL NO. 2: ADJOURNMENT OF THE SPECIAL MEETING
INFORMATION ABOUT IESI-BFC
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF IESI-BFC
DIRECTORS AND MANAGEMENT OF IESI-BFC
INFORMATION ABOUT WSI BUSINESS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF WSI
DIRECTORS AND MANAGEMENT OF WSI
Stock Awards
Stock Vested
SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF WSI AND RELATED STOCKHOLDER MATTERS
Shares Beneficially Owned
CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE
INDEBTEDNESS
DESCRIPTION OF IESI-BFC SHARE CAPITAL
ARTICLES OF AMALGAMATION OF IESI-BFC
COMPARISON OF STOCKHOLDER RIGHTS
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET AS AT MARCH 31, 2010 (In thousands of U.S. dollars and shares)
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2009 (In thousands of U.S. dollars and shares, except net income per share amounts)
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2010 (In thousands of U.S. dollars and shares, except net income per share amounts)
NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS As at and for the three months ended March 31, 2010 and for the year ended December 31, 2009 (unaudited — in thousands of U.S. dollars and shares, unless otherwise indicated)
INDEX TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION PREPARED FROM THE CONSOLIDATED FINANCIAL STATEMENTS OF WSI AND THE FINANCIAL STATEMENTS OF THE MIAMI-DADE COUNTY OPERATIONS (A DIVISION OF REPUBLIC SERVICES OF FLORIDA, A LIMITED PARTNERSHIP).
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
WASTE SERVICES, INC. UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS (In thousands, except per share amounts) For the Year Ended December 31, 2009
WASTE SERVICES, INC. NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENT (In thousands, except percentage data)
EXPERTS
LEGAL MATTERS
OTHER MATTERS
STOCKHOLDER PROPOSALS
WHERE YOU CAN FIND MORE INFORMATION
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF WSI
MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
WASTE SERVICES, INC. CONSOLIDATED BALANCE SHEETS (In thousands of U.S. dollars, except share amounts) As of December 31,
WASTE SERVICES, INC. CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) (In thousands of U.S. dollars, except per share amounts) For the Years Ended December 31,
WASTE SERVICES, INC. CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
WASTE SERVICES, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands of U.S. dollars) For the Years Ended December 31,
WASTE SERVICES, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
WASTE SERVICES, INC. CONDENSED CONSOLIDATED BALANCE SHEETS (In thousands, except share amounts)
WASTE SERVICES, INC. UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except per share data)
WASTE SERVICES, INC. UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY For the Three Months Ended March 31, 2010 (In thousands)
WASTE SERVICES, INC. UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)
WASTE SERVICES, INC. NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
INDEX TO COMBINED FINANCIAL STATEMENTS OF COMMERCIAL CLEAN-UP ENTERPRISES, INC. AND WE HAUL OF SOUTH FLORIDA, INC.
Commercial Clean-up Enterprises, Inc. and We Haul of South Florida, Inc. Combined Financial Statements For the Nine Months Ended September 30, 2008
REPORT OF INDEPENDENT AUDITORS
COMMERCIAL CLEAN-UP ENTERPRISES, INC. AND WE HAUL OF SOUTH FLORIDA, INC. COMBINED BALANCE SHEET As of September 30, 2008
COMMERCIAL CLEAN-UP ENTERPRISES, INC. AND WE HAUL OF SOUTH FLORIDA, INC. COMBINED STATEMENT OF OPERATIONS For the Nine Months Ended September 30, 2008
COMMERCIAL CLEAN-UP ENTERPRISES, INC. AND WE HAUL OF SOUTH FLORIDA, INC. COMBINED STATEMENT OF SHAREHOLDERS' EQUITY
COMMERCIAL CLEAN-UP ENTERPRISES, INC. AND WE HAUL OF SOUTH FLORIDA, INC. COMBINED STATEMENT OF CASH FLOWS For the Nine Months Ended September 30, 2008
COMMERCIAL CLEAN-UP ENTERPRISES, INC. AND WE HAUL OF SOUTH FLORIDA, INC. NOTES TO COMBINED FINANCIAL STATEMENTS
INDEX TO FINANCIAL STATEMENTS OF MIAMI-DADE COUNTY OPERATIONS (A Division of Republic Services of Florida, a Limited Partnership)
REPORT OF INDEPENDENT AUDITORS
MIAMI-DADE COUNTY OPERATIONS (A Division of Republic Services of Florida, a Limited Partnership) BALANCE SHEET As of December 31, 2008 (In thousands)
MIAMI-DADE COUNTY OPERATIONS (A Division of Republic Services of Florida, a Limited Partnership) STATEMENT OF OPERATIONS AND DIVISION EQUITY For the Year Ended December 31, 2008 (In thousands)
MIAMI-DADE COUNTY OPERATIONS (A Division of Republic Services of Florida, a Limited Partnership) STATEMENT OF CASH FLOWS For the Year Ended December 31, 2008 (In thousands)
MIAMI-DADE COUNTY OPERATIONS (A Division of Republic Services of Florida, a Limited Partnership) NOTES TO FINANCIAL STATEMENTS For the Year Ended December 31, 2008
REPORT OF INDEPENDENT AUDITORS
MIAMI-DADE COUNTY OPERATIONS (A Division of Republic Services of Florida, a Limited Partnership) BALANCE SHEET As of September 30, 2009 (In thousands)
MIAMI-DADE COUNTY OPERATIONS (A Division of Republic Services of Florida, a Limited Partnership) STATEMENT OF OPERATIONS AND DIVISION EQUITY (DEFICIT) For the Nine Months Ended September 30, 2009 (In thousands)
MIAMI-DADE COUNTY OPERATIONS (A Division of Republic Services of Florida, a Limited Partnership) STATEMENT OF CASH FLOWS For the Nine Months Ended September 30, 2009 (In thousands)
MIAMI-DADE COUNTY OPERATIONS (A Division of Republic Services of Florida, a Limited Partnership) NOTES TO FINANCIAL STATEMENTS For the Nine Months Ended September 30, 2009
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF IESI-BFC
MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS
IESI-BFC Ltd. CONSOLIDATED BALANCE SHEETS December 31, 2009 and December 31, 2008 (in thousands of U.S. dollars, except where otherwise stated)
IESI-BFC Ltd. CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) For the years ended December 31, 2009, 2008 and 2007 (in thousands of U.S. dollars, except net income per share or trust unit amounts)
IESI-BFC Ltd. CONSOLIDATED STATEMENTS OF CASH FLOWS For the years ended December 31, 2009, 2008 and 2007 (in thousands of U.S. dollars)
IESI-BFC Ltd. CONSOLIDATED STATEMENT OF EQUITY For the year ended December 31, 2009 (in thousands of U.S. dollars)
IESI-BFC Ltd. CONSOLIDATED STATEMENTS OF MEZZANINE EQUITY AND EQUITY (DEFICIENCY) For the years ended December 31, 2008 and 2007 (in thousands of U.S. dollars)
IESI-BFC Ltd. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS For the years ended December 31, 2009, 2008 and 2007 (in thousands of U.S. dollars and shares, except per share or trust unit amounts and where otherwise stated)
IESI-BFC Ltd. CONDENSED CONSOLIDATED BALANCE SHEETS March 31, 2010 (unaudited) and December 31, 2009 (stated in accordance with accounting principles generally accepted in the United States of America ("U.S.") and in thousands of U.S. dollars except share amounts)
IESI-BFC Ltd. CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME For the periods ended March 31, 2010 and 2009 (unaudited — stated in accordance with accounting principles generally accepted in the United States of America and in thousands of U.S. dollars except net income per share amounts)
IESI-BFC Ltd. CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS For the periods ended March 31, 2010 and 2009 (unaudited — stated in accordance with accounting principles generally accepted in the United States of America and in thousands of U.S. dollars)
IESI-BFC Ltd. NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS For the period ended March 31, 2010 (unaudited — in thousands of U.S. dollars and shares, except per share amounts and where otherwise stated)
APPENDIX A
TABLE OF CONTENTS
AGREEMENT AND PLAN OF MERGER
Article I INTERPRETATION
Article II THE MERGER AND RELATED TRANSACTIONS
Article III REPRESENTATIONS AND WARRANTIES OF WSI
Article IV REPRESENTATIONS AND WARRANTIES OF IESI-BFC
Article V OTHER COVENANTS OF THE PARTIES
Article VI CLOSING CONDITIONS
Article VII MISCELLANEOUS
Schedule 1.1 Definitions
APPENDIX B VOTING AGREEMENT
VOTING AGREEMENT
RECITALS
SCHEDULE I
APPENDIX C VOTING AGREEMENT
  EXECUTION VERSION
VOTING AGREEMENT
RECITALS
SCHEDULE I
APPENDIX D VOTING AGREEMENT
  EXECUTION VERSION
VOTING AGREEMENT
RECITALS
SCHEDULE I
APPENDIX E — OPINION OF CIBC WORLD MARKETS